03 APR 11 AM 7:21

ERG

GROUP

82-2373

03050080

SUPPL

Your ref
Our ref CMP-0014-01

27 March 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

Dear Sirs

Australian Stock Exchange Filing

I enclose the following documents lodged with the Australian Stock Exchange:

- Notice of Meeting and Information Memorandum for Convertible Noteholders of ERG Limited;
- Shareholder Meeting Documents; and
- Announcement headed "ERG Announces Sale of Proton World".

Yours faithfully

PROCESSED
APR 24 2003
THOMSON FINANCIAL

for **Clare Barrett-Lennard**
Company Secretary

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\secltr270303.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 26/03/2003

TIME: 10:01:13

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Sale of Proton World

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX.Online@asx.com.au

26/03/2003 07:01 AM

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 45592 as follows:
Release Time: 26-Mar-2003 10:01:09
ASX Code: ERG
File Name: 45592.pdf
Your Announcement Title: ERG Announces Sale of Proton World



45592.pdf

DATE	26 March 2003
CONTACT	Shaun Duffy – General Manager Investor Relations
PHONE	+61 8 9273 1879
FAX	+61 8 9273 1281
EMAIL	sduffy@erggroup.com

ERG
GROUP

MEDIA RELEASE

ERG Announces Sale of Proton World

ERG Group of Australia (ERG) today announced it has finalised an agreement with micro-chip manufacturer STMicroelectronics (ST) for the sale of ERG's 100% interest in Belgian-based Proton World (PW). Pursuant to the transaction, ST will grant ERG global rights to use the Proton technologies in ERG's transit smart card systems for 20 years through a licence agreement. In addition, ERG will retain exclusive access to a short-list of nominated transit customers for a five-year term.

Under the terms of the agreement, ERG will sell all its shares in PW to ST for a consideration of approximately A$110 million (€60 million). After settlement of all inter-company accounts and payments for the global rights to the Proton technology, ERG will receive cash proceeds of approximately A$60 million (€37 million) at settlement. A milestone fee of approximately A$40.9 million (€22.5 million) is payable to ERG on deferred terms tied to milestones over the next ten years. The milestones relate to the sale to ERG or its customers of smart cards that incorporate an ST chip.

Settlement of the transaction is expected during April.

PW develops and delivers high-security smart card technology. These technology products allow ERG's transit ticketing smart cards to include additional applications such as payment and identification. Under ST ownership, PW will continue to develop these technologies to which ERG will have access for its own smart card projects by virtue of a global licence.

ERG Chief Executive, Peter Fogarty, said the transaction makes good commercial sense for all parties.

"For ERG the transaction results in ERG retaining global access to the Proton technologies for 20 years, and returns approximately A$60 million cash which can be redeployed to our core business. It also improves operating results by eliminating approximately A$15 million in annual goodwill amortisation charges and removing the need to fund Proton's R&D," he said.

"At the same time, once owned by ST, PW will have the resources to fast track further development of its technology and this, in turn, will more rapidly expand the multifunction nature of ERG's smart cards under the global licence agreement.

"ST is one of the world's major chip producers. Its purchase of PW will mean it can combine development of advanced chips with software in smart cards to accelerate adoption of smart card technology.

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group



ERG Announces Sale of Proton World

"The sale is part of our strategy to bolster ERG's balance sheet.

"As well, the transaction allows the two companies to establish a broader alliance and to collaborate on development of more advanced contactless smart card and chip technology.

"ERG remains committed to Proton technology and will continue to work closely with ST and the former PW shareholders—American Express, Banksys, Interpay and Visa—who remain large shareholders in ERG," Mr Fogarty said.

Regarding Proton, Mr Fogarty said: "Proton is a powerful technology that still has capacity for further development, and one that relies on close cooperation with integrated circuit (chip) manufacturers. ST has been one of the major suppliers of ICs on cards used in ERG's and PW's card rollouts and will be able to drive and accelerate the further development of the Proton technology."

Proton World Chief Executive, Dr Armand Linkens, said: "Being part of the ERG Group has proven that the multi-application strategy in which Proton World is engaged is the right one, with Proton deployments in Germany and United Kingdom that would not have been possible without the synergy with the transit sector. We are particularly pleased with the continuation of that strategic vision through the long-term licence with ERG. On the other hand, being part of an even larger company will allow us to tackle markets such as China and Japan that have previously been out of our reach and to remain at the forefront of technical developments in the field of multi-application smart cards with our Proton Prisma range of cards."

The sale negotiations were announced on Thursday, 6 March 2003 in conjunction with ERG's results for the half-year to 31 December 2002. In contemplation of the sale, ERG announced at that time it had made a provision in its half-year results of A$52.4 million compared with its book value as at 31 December 2002. This provision has been made before any milestone payments which will be brought to account as earned.

–END–

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. ERG has 15 offices across 11 countries and employs approximately 900 people. ERG's customer list includes automated fare collection projects in more than 200 cities, including Brussels, Hong Kong, Melbourne, Rome, San Francisco, Singapore, Sydney and Toronto. Throughout the world, the ERG Group has systems supporting more than 15 million smart cards in circulation. ERG is an Australian-based company, listed on the Australian Stock Exchange.



NGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 26/03/2003

TIME: 17:23:15

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Shareholder Meeting Documents

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ERG

LIMITED

NOTICE OF MEETING

AND

INFORMATION MEMORANDUM FOR

SHAREHOLDERS

OF

ERG LIMITED

ABN 23 009 112 725

2003 RECAPITALISATION PROPOSAL

Place of Meeting:

Hyatt Regency Perth, Golden Ballroom

99 Adelaide Terrace, Perth, Western Australia

Date of Meeting:

30 April 2003

Time of Meeting:

10.30am



Important Notices

Entire Information Memorandum

Shareholders are encouraged to read this Information Memorandum in its entirety before making a decision on how to vote on the resolutions to be considered at the Shareholder Meeting.

Purpose of Information Memorandum

This Information Memorandum seeks to provide information material to an assessment of the Recapitalisation Proposal. Shareholders may also obtain information on the Recapitalisation Proposal by calling the Company's toll free information line on 1300 131 875 and can access information regarding ERG from the ASX or the Company's website at www.erggroup.com.

Australian Stock Exchange Limited

A copy of this Information Memorandum has been lodged with the ASX. Neither the ASX nor any of its officers take any responsibility for the contents of this Information Memorandum.

Investment Decisions

This Information Memorandum does not take into account the investment objectives, financial situation and particular needs of each individual Shareholder or any other particular person. This Information Memorandum should not be relied upon as the sole basis for any investment decision in relation to any ERG securities. Before making any investment decision in relation to your ERG securities, you should consider, with or without the assistance of a securities adviser, whether that decision is appropriate in light of your particular investment needs, objectives and financial circumstances.

Date of Information Memorandum

This Information Memorandum is dated 19 March 2003.

Key Dates

The key dates and events for the implementation of the Recapitalisation Proposal are subject to a number of factors which are outside the control of ERG. Accordingly the dates below, other than the date for return of proxy forms and the date of the shareholder meeting, are indicative only and may be changed without notice:

Action/Event	Indicative date*
Meeting of Noteholders	10.30am 28 March 2003
Adjourned meeting of Noteholders (if required)	10.30am 16 April 2003
Shareholder proxy form due at Computershare	10.30am 28 April 2003
Meeting of Shareholders	10.30am 30 April 2003
Announcement of proposed Note Conversion Date	30 April 2003
Cessation of Note trading at close of business on ASX	9 May 2003
Announcement of Rights Issue timetable **	9 May 2003
Commencement of trading of new Shares on ASX (deferred delivery)	12 May 2003
Record date for conversion of Notes to Shares	5.00pm Sydney time 16 May 2003
Last date for issue of Shares on conversion of Notes	23 May 2003

* Unless otherwise indicated, all references to time are references to time in Perth, Western Australia.

** The announcement of the Rights Issue timetable will depend on whether or not the Directors decide to proceed with the Rights Issue.



Table of Contents



Letter from the Chairman

Dear Shareholder

We present to you a proposal to reconstruct the capital and debt of ERG Limited ("ERG", the "Company" or the "Group"), which if approved will significantly strengthen the financial position of the Company.

ERG's technology has a proven track record with multiple operational reference sites around the world. The Company continues to have excellent commercial prospects for its technology; however, we must ensure we have an appropriate balance sheet structure to support our business and sustain growth. Should the Recapitalisation Proposal proposed in this document proceed in full, the net asset and debt position of the Company will be significantly improved and the Company will have access to additional cash resources. These are tangible benefits that we expect to go a long way to alleviate concerns regarding our financial position and allow us to meet the performance bond requirements of our immediate operational prospects.

In this regard it is worth noting that the Group has recently finalised or been awarded contracts in Washington DC, Sydney and Seattle and is continuing delivery of operations in Gothenburg, Manchester, Melbourne, Oslo, Rome and San Francisco. The collective revenue from these projects over the life of those contracts is over $1 billion.

The Directors and the Company's advisors, Babcock & Brown, believe the Recapitalisation Proposal in this document will position ERG to maximise the returns available to the Company. The Directors have engaged Ernst & Young Corporate Finance Pty Ltd (EYCF) to prepare a report for Shareholders on the proposal. EYCF has concluded that the issue of securities by ERG to the Ingot Entities under the Recapitalisation Proposal is fair and reasonable. The Directors recommend you vote in favour of the proposal.

The Recapitalisation Proposal is a staged process that initially requires a meeting of Noteholders to be held on 28 March 2003 to consider the first stage in this process, converting their Noteholdings into ERG Shares. This first stage is fundamental to the proposal as a whole. In effect, we are proposing to issue Noteholders 93.375 Shares in exchange for the face value of each note held and the interest accumulated on it. This figure has been calculated using the $13.50 face value of the Notes, plus accrued interest to 31 March 2003 of $0.50625 and a conversion price of $0.15 per Share.

In negotiating these terms, we have made every endeavour to strike a balance between the needs of Shareholders and Noteholders. The Noteholders are being asked to forego $46.9 million in interest payments that would have been made to them were the Notes to remain in place until maturity in October 2005. Additionally the Noteholders would no longer be entitled to the cash redemption of the face value of their notes at maturity that would amount to $250 million. While the conversion will result in the issue of a significant number of new Shares, we have agreed terms that preserve and even enhance the net asset backing of your shareholding. It is important to appreciate the conversion of the Notes removes a substantial liability from the ERG balance sheet, which has a correspondingly positive impact on the net asset position. In other words, while the percentage of the Company owned by the current Shareholders will reduce, the net asset value of the Company is expected to increase by a proportionately larger percentage if the Recapitalisation Proposal proceeds in full.

After the meeting of Noteholders, we will then conduct a meeting of Shareholders, and, if your approval is received, we expect to proceed with the full Recapitalisation Proposal that includes both a Share Consolidation and possibly a Rights Issue. There are a number of resolutions you will be asked to consider in relation to these matters that will facilitate the proposal proceeding.

The Shareholder Meeting will be conducted on **30 April 2003 at** the Hyatt Regency Perth, 99 Adelaide Terrace, Perth, Western Australia. We urge you to vote in person or by proxy at this meeting. **This is the only immediate action you must take as a result of this document.**

The Recapitalisation Proposal is quite complex and there are a number of potential outcomes and so I urge you to carefully read the attached explanatory materials and if you have any questions, seek advice from you financial adviser. I also suggest you read the opinion on page 4 of the attached Independent Expert's Report.

We look forward to your support for this proposal, and once again strongly encourage you to have your say by voting at the Shareholder Meeting.

Yours faithfully

A S Murdoch
Chairman



The Recapitalisation Proposal at a Glance

Proposal Overview

What is the Recapitalisation Proposal?	The Recapitalisation Proposal, so far as it applies to Shareholders, comprises five main components: • the conversion of $250 million of Notes repayable in October 2005 to Shares; • the grant of certain options and rights of conversion of the Ingot Loans and the B&B Loan; • a renounceable rights issue of Preference Shares with free attaching Listed Options to raise up to $50 million; • the consolidation of every ten Shares into one Share to be implemented after completion of the Rights Issue; and • the satisfaction of the interest payment due on the Notes on 1 April 2003 by the issue of Shares. (The Recapitalisation Proposal is described in detail in Section 7.)
ERG should be in a stronger financial position, which is for the benefit of all Shareholders	If the Recapitalisation Proposal is implemented in full and the PWI Sale proceeds, there is expected to be: • a significant reduction in ERG's liabilities; • an increase in ERG's available cash resources which will facilitate the future growth of the Company's businesses; and • an improved ability to meet the Group's short term and longer term liabilities, through the reduction of liabilities and the extension of repayment terms of existing debt facilities. The PWI Sale is expected to provide net cash proceeds to ERG of approximately $60 million. (The impact of the Recapitalisation Proposal and the PWI Sale on ERG's financial position is described in Section 2.)
Which aspects of the Recapitalisation Proposal require both Noteholder and Shareholder approval?	The conversion of $250 million of Notes to Shares requires both Shareholder and Noteholder approval. The conversion of the $250 million of Notes to Shares is integral to the other aspects of the Recapitalisation Proposal. If it does not proceed, then many of the other components of the Recapitalisation Proposal will not proceed and the expected benefits of the Recapitalisation Proposal may not be realised. The other aspects of the Recapitalisation Proposal that Shareholders are being asked to consider require Shareholder approval only. It is expected that Noteholders will vote on the Recapitalisation Proposal on 28 March 2003 and so the outcome of the Noteholder Meeting should be known before the Shareholder Meeting. (The key implications of the Noteholder Meeting for Shareholders are described in Section 3.)



What happens if some aspects of the Recapitalisation Proposal are not approved?	There are a range of potential outcomes for Shareholders under the Recapitalisation Proposal. Not all aspects of the Recapitalisation Proposal are interconditional. Accordingly, whether the proposal is implemented in full depends on which components are approved and whether ERG decides to proceed with the Rights Issue. (A description of some of the possible outcomes for Shareholders is described in Section 5.)

Key effects of the Recapitalisation Proposal for Shareholders

The Ingot Entities will become substantial Shareholders of ERG	A major group of Noteholders, the Ingot Entities, will become ERG's largest Shareholder holding approximately 27% of the Shares. The interests of the Ingot Entities may either increase or reduce in certain circumstances. (The interest in ERG which the Ingot Entities may acquire and their intentions in relation to ERG are described in Section 4.)
The structure of ERG's ownership will change significantly	As a result of the Listed Note Conversion and the conversion of the April Interest Payment to Shares, former Noteholders will receive approximately 65% of the enlarged share capital of ERG, with current Shareholders holding approximately 35%. The net asset backing of the current Shareholders will however be preserved and even enhanced through this process. Had the Recapitalisation Proposal proceeded in full as at 31 December 2002, and Shareholders subscribed for all of their entitlement under the Rights Issue, the net asset backing of current Shareholders would have increased from $29 million to $110 million. While the percentage of the Company owned by Shareholders would decrease, the net asset value of the Company is expected to increase by a greater proportion. Approximately 1,666,666,710 Shares will be issued under the Listed Note Conversion and a maximum of 1,322,362,073 new Shares can be issued under the other components of the Recapitalisation Proposal. (The impact of the Recapitalisation Proposal on ERG's capital structure is described in Section 2.3.)
The Recapitalisation Proposal will affect your Shares	In addition to the effects mentioned above: • if ERG decides to proceed with the Rights Issue, Shareholders (other than ineligible foreign Shareholders) will receive a Prospectus offering them an entitlement to subscribe for Preference Shares; and • after completion of the other components of the Recapitalisation Proposal (or those components which obtain the required approvals), every ten Shares will be consolidated into one new Share. (The Rights Issue is described in Section 7.5 and the Share Consolidation is described in Section 7.6.)



Recommendations, support and Independent Expert Report conclusions

Board Recommendations	The Recapitalisation Proposal is unanimously supported by the Board. Each Director recommends you vote in favour of ALL resolutions.
Support for the Recapitalisation	The Recapitalisation Proposal is supported by the Company's strategic advisers, Babcock & Brown, as well as by the Ingot Entities and Australian Ethical Noteholders who together represent approximately 46.5% of the Notes on issue.
Independent Expert	The terms and circumstances of the acquisition by the Ingot Entities of Securities in ERG have been reviewed by EYCF whose report is set out in Annexure 1. This report concludes that the issue of securities to the Ingot Entities under the Recapitalisation Proposal is fair and reasonable to Shareholders not associated with the Ingot Entities.

Questions

If you have any questions regarding the Recapitalisation Proposal after having read the Information Memorandum and the Independent Expert's Report, please contact the Company's toll free information line on 1300 131 875 or contact your financial or other professional adviser.

Information regarding ERG is available by contacting the ASX or on the Company's website at www.erggroup.com.



Actions required by Shareholders

Review this document in detail and seek professional advice

This document contains important information about your investment in Shares and should be read in its entirety. We encourage you to seek advice from your financial advisers before making any decisions.

Vote on the resolutions

We strongly urge you to vote in person or by proxy at the meeting of Shareholders to be conducted at **10.30am (Perth time) on 30 April 2003 at the Hyatt Regency Perth, 99 Adelaide Terrace, Perth, Western Australia.**

Voting by proxy

A proxy form is enclosed with this document.

The instructions for completion of the proxy form are on the reverse side of the proxy form. The proxy form should be completed and returned to Computershare Investor Services Pty Limited:

If sent by post:	If sent by fax:
Computershare Investor Services Pty Ltd GPO Box D182 Perth WA 6840 Australia	Computershare Investor Services Pty Ltd Fax: +61 8 9 323 2033 or +61 8 9 323 2066

A reply paid envelope is enclosed for proxy forms posted from within Australia.

To be valid, your proxy form must be received at the above address on or before **10.30am (Perth time) on 28 April 2003 (being 48 hours before the time of the meeting).**

Voting in person at the Shareholder Meeting

You may vote by attending the Shareholder Meeting to be held at 10.30am Perth time on 30 April 2003 at the Hyatt Regency Perth, 99 Adelaide Terrace, Perth, Western Australia.

If you are a corporate Shareholder and wish to appoint a representative to attend the Shareholder Meeting, you should ensure that your representative can provide appropriate evidence of his or her appointment.

You may appoint another person by power of attorney to attend the Shareholder Meeting and vote on your behalf. Appropriate evidence of the grant of the power of attorney must be received at the above address on or before 10.30am (Perth time) on 28 April 2003 (being 48 hours before the time of the meeting).

Voting restrictions

There are voting restrictions which apply to certain resolutions. These are explained in the Notice of Meeting. If you are in any doubt as to your entitlement to vote, please contact your financial or other professional adviser.

Questions

If you have any enquiries concerning your Shareholding please contact the Company's share registry, Computershare Investor Services Pty Limited on (+61) 08 9323 2000 or contact your stockbroker or professional adviser.



Resolutions at a Glance

If you support all aspects of the restructure you should vote in favour of all resolutions.

Restructure Resolutions

Resolution 1.1:	**Approval of the Listed Note Conversion**	Authorises the issue of Shares under the Listed Note Conversion under which Noteholders will receive 90 Shares for each Note (see Section 7.2 for more details).
Resolution 1.2:	**Approval of the Debt Restructure**	Authorises the issue of Shares, Preference Shares, Listed Options and Unlisted Options to the Ingot Entities in relation to the Ingot Loans (see Section 7.4 for more details).
Resolution 1.3:	**Approval of the Ingot Entities obtaining a controlling interest**	Authorises the Ingot Entities to obtain more than 20% of ERG's voting Shares under the Recapitalisation Proposal through the issue of Shares following the Shareholder Meeting and the future conversion of convertible securities in ERG issued to the Ingot Entities (see Section 7.4 for more details).
These resolutions are interconditional. If all are not passed, the Listed Note Conversion and Debt Restructure will not proceed.		

Rights Issue Resolutions

Resolution 2.1:	**Approval of Preference Share terms**	Approves the terms of the Preference Shares to be issued under the Rights Issue and as part of the Debt Restructure (see Section 7.5(c) for more details).
Resolution 2.2:	**Approval of issue of Preference Shares and Listed Options under the Excluded Loan**	Approves the issue of Preference Shares and Listed Options to SUITS to satisfy its underwriting obligations where the subscription for those shares is deferred due to adverse tax implications under the UK Tax Act (see Section 7.7 for more details).
Resolution 2.3:	**Approval of issue of Dividend Shares to satisfy dividends on the Preference Shares**	Approves the issue of Shares in satisfaction of the dividend entitlement on the Preference Shares (see Section 7.5(c) for more details).
Resolution 2.4:	**Approval of issue of Shares under the Excluded Loan**	Approves the issue of Shares to SUITS where it has deferred its underwriting obligations (as mentioned in Resolution 2.2 above) and dividends have been satisfied on the Preference Shares by the issue of new Shares (as mentioned under Resolution 2.3 above) (see Section 7.7 for more details).
Resolutions 2.2, 2.3 and 2.4 are conditional on Resolution 2.1 being passed. If Resolution 2.1 is not passed, the Rights Issue will not proceed and the Listed Note Conversion and Debt Restructure will proceed only if ERG waives a pre-condition to Resolution 1.1. The outcome of these resolutions do not otherwise affect the other Resolutions.		

Share Consolidation Resolution

Resolution 3:	**Approval of the Share Consolidation**	Approves the consolidation of every ten existing Shares into one new Share which is expected to be implemented after completion of the Rights Issue (see Section 7.6 for more details).
The outcome of this resolution does not affect the other Resolutions.		

April Interest Resolution

Resolution 4:	**Ratification of April Interest Capitalisation**	Ratifies the issue of Shares to satisfy the April Interest Payment on the Notes by the issue of 3.375 Shares for each Note held (see Section 7.3 for more details).
The outcome of this resolution does not affect the other Resolutions.		



Notice of General Meeting

Notice is given that a general meeting of Shareholders of ERG Limited (the **Company**) will be held on 30 April 2003 at 10.30am at the Hyatt Regency Perth, 99 Adelaide Terrace, Perth, Western Australia.

If you are unable to attend the general meeting, we encourage you to complete and return the enclosed proxy form. The completed proxy form must be received by the Company at least 48 hours before the commencement of the meeting.

The following resolutions to be considered at the meeting are explained in the attached Information Memorandum. Unless the context otherwise requires, capitalised terms used in this Notice of Meeting, including in the Resolutions, have the meaning given to them in Section 9 of the Information Memorandum.

An Independent Expert's Report is attached as Annexure 1 to the Information Memorandum. Shareholders should read the report in full and if in doubt as to the effect of the resolutions or how to vote, contact their financial or other professional adviser.

Restructure Resolutions

1.1 Issue of Shares under Listed Note Conversion and Excluded Notes

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

"That, subject to and conditional upon Resolutions 1.2 and 1.3 being passed and, if Resolution 2.1 is not passed, ERG electing to proceed with the Listed Note Conversion, for the purposes of rules 7.1 and 10.11 of the ASX Listing Rules and for all other purposes, the Company approves the issue to Noteholders on the Listed Note Conversion Record Date (or a nominee appointed by the Company on behalf of certain of those Noteholders) of up to 1,666,666,710 Shares (166,666,671 post Share Consolidation Shares) in full and final satisfaction of all outstanding obligations (other than in relation to the April Interest Payment) under:

(a) the Listed Note Conversion; and

(b) the conversion of the Excluded Notes (if any)."

Voting Exclusion Statement – Resolution 1.1

The Company will disregard any votes cast on Resolution 1.1 by a person who is also a Noteholder and any person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed, or their associates and any of their associates, However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

1.2 Issue of securities for Debt Restructure

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

"That, subject to and conditional upon Resolutions 1.1 and 1.3 being passed and the conditions to Resolution 1.1 being satisfied, for the purposes of rules 7.1 and 10.11 of the ASX Listing Rules and for all other purposes, the Company approves the issue of the following securities to the Ingot Entities:

(a) up to a maximum of 169,564,095 Listed Options (or 16,956,410 post-Share Consolidation Listed Options) in consideration for the provision of the Ingot Loans;



(b) up to a maximum of 169,564,095 (or 16,956,410 on a post-Share Consolidation basis) Preference Shares, Shares or Unlisted Options or any combination of Preference Shares, Shares or Unlisted Options up to an aggregate maximum of 169,564,095 (or 16,956,410 on a post-Share Consolidation basis) in consideration for:

(i) in relation to the issue of Unlisted Options, the early repayment of part or all of the Ingot Loans if the Company elects to repay part or all of the Ingot Loans early; and

(ii) in relation to the Preference Shares or Shares, conversion of the principal and accumulated interest outstanding under the Ingot Loans; and

(c) if the Company elects to satisfy interest payments due under the Ingot Loans by way of issue of Shares, the issue of the number of Shares and at the issue price determined by the formula in the Ingot Loan Agreements and described in the Information Memorandum in relation to the Interest Conversion Rights."

Voting Exclusion Statement – Resolution 1.2

The Company will disregard any votes cast on Resolution 1.2 by the Ingot Entities, and any person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed, or their associates and any of their associates. However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

1.3 Acquisition of Voting Shares by Ingot Entities

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

"That, subject to and conditional upon Resolutions 1.1 and 1.2 being passed and the conditions to Resolution 1.1 being satisfied, for the purposes of item 7 of section 611 of the Corporations Act and for all other purposes, the Company approves the Ingot Entities being issued a maximum of 1,453,763,251 Shares (or 145,376,325 post-Share Consolidation Shares) representing a maximum of 41.22% of the Company's Shares, pursuant to any combination of:

(a) the issue of Shares under Resolution 1.1 in relation to the conversion of Notes held by or for the benefit of the Ingot Entities;

(b) the acquisition of Shares by the Ingot Entities on:

(i) the conversion to Shares of any Preference Shares issued under Resolution 1.2;

(ii) the exercise of any Unlisted Options or Listed Options issued under Resolution 1.2; and

(iii) the issue of Shares issued under Resolution 1.2;

(c) if the Rights Issue proceeds, the acquisition of Shares by the Ingot Entities on:

(i) the conversion to Shares of any Preference Shares received under the Rights Issue, the SUITS Underwriting Agreement or the Excluded Loan;

(ii) the exercise of any Listed Options received under the Rights Issue, the SUITS Underwriting Agreement or the Excluded Loan; and

(iii) any other issue of Shares under the Excluded Loan;



(d) if the Ingot Entities hold Preference Shares and the Company elects to satisfy a dividend payable under the terms of the Preference Shares by the issue of Shares, the issue of Shares to satisfy the payment of the dividends due on those Preference Shares in accordance with the terms of the Preference Shares; and

(e) if the Ingot Loan advanced by SUITS is classified as an Excluded Loan and the Company satisfies dividends on the Preference Shares by an issue of Shares, the issue of Shares to SUITS in lieu of those dividends under the terms of the Ingot Loan."

Voting Exclusion Statement

The Company will disregard any votes cast on Resolution 1.3 by the Ingot Entities and any associates of the Ingot Entities.

Rights Issue Resolutions

2.1 Preference Share Terms

To consider and, if thought fit, pass the following resolution as a special resolution:

"That, for the purpose of section 254A(2) of the Corporations Act, the terms of the Preference Shares are hereby approved."

2.2 Issue of Preference Shares and Listed Options under the Excluded Loan

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

"That, subject to and conditional on Resolution 2.1 being passed and the Company proceeding with the Rights Issue, for the purposes of rule 7.1 of the ASX Listing Rules and for all other purposes, the Company approves the issue of up to 133,333,333 Preference Shares (or 13,333,333 post-Share Consolidation Preference Shares) and 133,333,333 Listed Options (or 13,333,333 post-Share Consolidation Listed Options) to SUITS under the SUITS Underwriting Agreement or the Excluded Loan."

Voting Exclusion Statement – Resolution 2.2

The Company will disregard any votes cast on Resolution 2.2 by SUITS, and any person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed, or their associates. However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

2.3 Issue of Dividend Shares

To consider, and if thought fit pass, the following resolution as an ordinary resolution:

"That, subject to and conditional on Resolution 2.1 being passed and the Company proceeding with the Rights Issue, for the purposes of rules 7.1 and 10.11 of the ASX Listing Rules and for all other purposes, the Company approves the issue of the number of Shares and at the issue price determined by the formula set out in clause 4.5 of the terms of the Preference Shares to holders of Preference Shares to satisfy future dividend payments due under the terms of those Preference Shares."

Voting Exclusion Statement – Resolution 2.3

The Company will disregard any votes cast on Resolution 2.3 by any person who is a related party of the Company (as that term is defined in the ASX Listing Rules) (**Related Party**) and any associate of a Related Party



or any other person who the ASX considers should not vote on this Resolution and their associates. However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

2.4 Issue of Shares in relation to Excluded Loan

To consider, and if thought fit pass, the following resolution as an ordinary resolution:

"That, subject to and conditional on Resolution 2.1 being passed and the Company proceeding with the Rights Issue, for the purposes of rules 7.1 and 10.11 of the ASX Listing Rules and for all other purposes, the Company approves the issue of Shares to SUITS to satisfy the requirement to issue SUITS Shares if all or any of the SUITS Loan is classified as an Excluded Loan and dividends on the Preference Shares are satisfied by the issue of Dividend Shares. The number of Shares and issue price will be determined by the formula in the SUITS Loan Agreement."

Voting Exclusion Statement – Resolution 2.4

The Company will disregard any votes cast on Resolution 2.4 by SUITS and any person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed, or their associates. However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 3 – Share Consolidation

To consider, and if thought fit pass, the following resolution as an ordinary resolution:

"That, pursuant to section 254H of the Corporations Act and for all other purposes, the Company approves the consolidation of every ten Shares on issue on the Consolidation Record Date into one Share and where the number of Shares held by a member of the Company as a result of the consolidation effected by this resolution includes any fraction of a Share, those fractions be cancelled and extinguished and the consolidation will otherwise be on the terms and conditions set out in the Information Memorandum."

Resolution 4 – Ratification of Shares issued under April Interest Capitalisation

To consider, and if thought fit pass, the following resolution as an ordinary resolution:

"That, subject to the April Interest Capitalisation being implemented, the Company ratifies for the purposes of rule 7.4 of the ASX Listing Rules and for all other purposes, the issue and allotment on or about 1 April 2003 to persons who were registered as Noteholders on 17 March 2003 (or a nominee by the Company on behalf of certain of those Noteholders) of up to 62,500,002 Shares at a deemed issue price of $0.15 each in full and final satisfaction of the April Interest Payment."

Voting Exclusion Statement – Resolution 4

The Company will disregard any votes cast on Resolution 4 by a person who received Shares under the April Interest Capitalisation and any associate of such a person. However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or



- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Chairman's intentions for undirected proxies

The Chairman intends to vote all undirected proxies granted in his favour in favour of each of the resolutions.

Conditional nature of resolutions

Resolutions 1.1, 1.2 and 1.3 are interconditional. None of these resolutions will be given effect to unless each resolution is passed by the requisite majority and certain other conditions described in the Information Memorandum are satisfied.

Resolutions 2.2, 2.3 and 2.4 are conditional on Resolution 2.1 being passed by the requisite majority. Resolutions 2.2, 2.3 and 2.4 will not take effect unless Resolution 2.1 is passed by the requisite majority.

Entitlement to vote

All holders of Shares appearing on the Company's share register at 10.30am (WST) on 28 April 2003 are entitled to attend and vote at the meeting. Share transfers registered after this time will be disregarded in determining entitlements to attend and vote at the meeting.

Proxy information

A member entitled to attend and vote at a meeting of Shareholders of the Company is entitled to appoint a proxy to attend and vote for the member. If the member may cast two or more votes at the meeting, the member may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If two proxies are appointed, and a member does not specify the proportion or number of the member's votes, each proxy may exercise half of the member's votes.

Where a member appoints two proxies or attorneys:

(a) neither proxy or attorney may vote on a show of hands; and

(b) each proxy or attorney may only exercise the voting right the proxy or attorney represents on a poll.

A proxy may, but need not be a member of the Company.

A proxy form accompanies this Notice.

The appointment of proxy and power of attorney or other authority (if any) under which it is signed or a certified copy of such power or authority must be received by the Company at the following address:

The Company Secretary
ERG Limited
C/- Computershare Investor Services Pty Ltd
GPO Box D182
Perth WA 6840
OR by Facsimile: +61 8 9323 2033

by no later than 10.30am on 28 April 2003 (being 48 hours before the time of the meeting).



The appointment of a proxy remains current and valid for any adjournment of the meeting. Additionally, an appointment and any authority received by the Company at least 48 hours before the resumption of the meeting are effective for the resumed part of the meeting.

By order of the Board

Clare Barrett-Lennard
Company Secretary



Information Memorandum

1 Executive Summary

1.1 Overview of Recapitalisation Proposal

As announced at the Company's AGM in November 2002, the Company intends to implement the Recapitalisation Proposal to restructure its existing debt and capital structure. For Shareholders, the Recapitalisation Proposal comprises five main components:

(a) the conversion of $250 million of Notes to Shares (called the **Listed Note Conversion**) at $0.15 per Share based on the Note face value of $13.50 (ie 90 Shares for each Note);

(b) the restructure of some of ERG's other existing debt obligations, the establishment of the B&B Loan and the Ingot Loans and the grant of certain options and rights of conversion of that debt to equity (together called the **Debt Restructure**);

(c) a renounceable rights issue of Preference Shares with free attaching Listed Options to raise up to $50 million (called the **Rights Issue**);

(d) the consolidation of every ten Shares into one Share (called the **Share Consolidation**) to be implemented after completion of the Rights Issue; and

(e) satisfaction of the accumulated interest on the Notes to 1 April 2003 by the issue of 3.375 Shares for each Note (called the **April Interest Capitalisation**).

1.2 Rationale for the Recapitalisation Proposal

ERG engaged the services of investment bank Babcock & Brown to assist in the process of providing finance to the Group and achieving the best balance sheet structure to support future growth. Following advice from Babcock & Brown and negotiations with the major holders of Notes in ERG, the terms of the Recapitalisation Proposal were determined. The key reasons for the Recapitalisation Proposal are as follows:

(a) ERG's financial position must be strengthened

The Board is actively seeking to improve the cash flow profile of the Group's operations through the disposal of assets, project finance and additional financing facilities and by seeking to resolve outstanding issues which are impacting on operational cash flows. In this regard, as noted at the AGM, the Group has made significant inroads into reducing operational expenditure over the last year, but this alone has been insufficient to secure a sound financial position and the appropriate platform for growth.

Before interest, borrowing costs and one-off restructuring costs, the operating cash flow of the Group for the half-year to 31 December 2002 was marginally cash flow positive. This is a considerable improvement on the previous half-year. The Group is hopeful that a settlement of the outstanding delay claims for the Rome project and the PWI Sale will result in additional cash being returned to it in the short to medium term.

However, the current ERG balance sheet remains overwhelmed by the $250 million of Notes which has contributed to concerns regarding the financial viability of the Group. These concerns have adversely affected the Group's performance in the financial markets and caused liquidity problems for the Group due to the annual interest payable on the Notes. These problems have occurred during a time in which the support of the banking industry for companies involved in the technology, IT and telecommunications sectors has diminished considerably. It is necessary for ERG to address these concerns and respond to the changes in the sources of funding available to it.

As Shareholders would be aware, the current financial standing of ERG has been compounded by operating losses, negative cash flow and accounting write-downs in the 18 months to 31 December 2002. The audit opinion on the 30 June 2002 financial statements and the review opinion on the 31 December 2002 half-year statement of financial position, while unqualified, both included an emphasis of matter audit



opinion regarding the ability of the Group to continue as a going concern. While there continues to be uncertainty in this regard, your Directors are confident that with the implementation of all aspects of the Recapitalisation Proposal and the PWI Sale, the financial position of the Company will be significantly improved and, in the absence of other factors, the emphasis of matter audit opinion should cease to be applied (see Section 6.4 for details of the PWI Sale).

(b) Performance bonding requirements have created new cash flow and equity demands

The environment in which ERG operates has changed dramatically over recent times. ERG's customers, typically government bodies, require sizeable performance bonds to be put in place by contractors that are supplying infrastructure projects, such as the Group's AFC systems. Whilst this has always been the case, the means by which these bonds are satisfied has undergone dramatic transformation. Additionally, the scale and value of these projects has increased significantly, requiring even larger bonds and capital commitments.

Typically these bonds have been underwritten by large insurance companies; however, given the state of the insurance industry it has become very difficult and expensive to put in place the performance bonds that customers require as security for major contracts without full cash security. The level of cash and security required is impacted by the strength of the Group's balance sheet. The alternative to an insurance company providing this coverage is for ERG to tie up its own cash reserves in such bonds. This would limit the ability of the Group to take on new projects. In the absence of the Recapitalisation Proposal being implemented in full and the PWI Sale proceeding, the demands on ERG's working capital reserves would more than likely prevent the Group from continuing to bid for large AFC projects. It is difficult to predict how this bond market may evolve over time, or the number of projects ERG may win over the coming years; however, the Recapitalisation Proposal is intended to improve ERG's capacity to meet the bond requirements of the immediate prospects the Group is aware of. The structure of the insurance bonding market is uncertain for the foreseeable future and a weak balance sheet will limit the ability of the Group to raise bank debt sufficient to meet these bonding requirements.

(c) The prospects for ERG technology are abundant, but the Group must improve its financial strength

As typified by the recent signing of the contract for the Sydney Integrated Ticketing System and the award of the Washington DC and Seattle projects, ERG continues to be a leader in smart card technology and the clear global leader in the supply and management of integrated smart card fare collection systems and management for transit applications. ERG has a unique capability to integrate its systems for use by multiple transit operators and to include applications for the smart cards beyond just transit. ERG's technology is proven and operating successfully worldwide. With a significant lead on its competitors, ERG has excellent immediate prospects to secure further AFC projects throughout the world.

However, the current financial status of ERG, in the context of the failure of customers to adjust their performance bond requirements to fit with the current market conditions, is seen as the major impediment to continued growth.

1.3 Why the Recapitalisation Proposal and the PWI Sale improve ERG's outlook

The Recapitalisation Proposal and the PWI Sale are intended to place ERG in a financial position that enables it to continue to capitalise on the strength of its technology. If all aspects of the Recapitalisation Proposal are implemented and the PWI Sale is completed it will result in a significantly strengthened balance sheet for the Company through both the reduction of liabilities and increase in the cash position of the Group. Should the Recapitalisation Proposal and the PWI Sale proceed in full, the following financial benefits are expected to be realised.

(a) Removal of $250 million of debt from the balance sheet

The $250 million raised by issuing the Notes is due for repayment on 1 October 2005 if the Notes are not converted before that date. The Notes have an effective conversion price of $4.50 per Share. Based on the current Share price, the current financial position of ERG and prevailing market conditions it is not expected that the Notes would be converted by 1 October 2005.

The Recapitalisation Proposal will enable ERG to convert the Notes into Shares and therefore reduce ERG's debt by $250 million.



(b) Extinguish $18.75 million annual interest expense burden

The Notes carry an interest rate of 7.50% per annum. Based on the $250 million face value of the Notes, ERG's annual Note interest expense is $18.75 million per annum. The conversion of the Notes will eliminate this operating cash out flow and improve profitability going forward. The elimination of this interest charge will allow additional free cash flow to be directed to the core operations of the business.

(c) Raising up to $50 million under the Rights Issue

ERG proposes to raise up to $50 million via a Rights Issue of Preference Shares. Paterson Ord Minnett has been mandated to assist with underwriting of the Rights Issue.

Subject to the Listed Note Conversion, the Debt Restructure and the Rights Issue obtaining the necessary approvals and certain other conditions being satisfied or waived, SUITS and Babcock & Brown have committed to underwrite the Rights Issue to a level of approximately $23 million. Australian Ethical has indicated it is willing to commit to take up at least $2.5 million of its entitlement to Preference Shares under the Rights Issue and may also underwrite a portion of the Rights Issue. Should the underwriting of either the Ingot Entities or Babcock & Brown be called upon, it will take the form of an offset against amounts already owing to these entities. This is discussed further in Section 7.5(e).

(d) Extension of $25 million Ingot Loan term to five years

Under the Recapitalisation Proposal, ERG has established a secured loan of approximately $25 million with the Ingot Entities. Should the Recapitalisation Proposal be approved by Shareholders (including Resolution 2.1) and proceed, this loan facility will be extended for a period of five years. It is currently due for repayment in June 2003. Subject to obtaining necessary Shareholder approvals, the loan can be converted into Preference Shares or Shares by the lenders at an issue price of $0.15 per security. Annual interest charges of approximately $2.5 million would be incurred on the Ingot Loans which, subject to certain conditions being met, can be satisfied by ERG through the issue of Shares.

(e) Net cash inflow of around $60 million from the PWI Sale and reduction in operating losses

ERG is at an advanced stage of negotiations to dispose of its wholly owned entity, PWI, for approximately €60 million (A$109 million). This transaction is expected to provide net cash proceeds of approximately $60 million to the Group after repayment of inter-company loans, and repayment of third party debt. The transaction is expected to be completed by the end of March 2003. The PWI Sale is outlined in detail in Section 6.4.

These matters, if implemented in full, will significantly improve the financial strength and stability of the Group by:

(i) a net reduction of existing liabilities by approximately $262 million; and

(ii) an improvement in available cash by approximately $95 million.

These improvements can be illustrated by showing the impact the transactions would have had on ERG if they had been implemented as at 31 December 2002. Set out below is information extracted from the pro forma statements of financial position of ERG as at 31 December 2002 which is set out in full in Section 2.2(b). It is important to note that the pro forma is not intended to represent what the financial position of ERG will be if the Recapitalisation Proposal is implemented in full. It is provided as an illustration of the effect of the Recapitalisation Proposal only. Information has also been included to indicate the general impact of the PWI Sale.



	Position as at 31 December 2002 (Reviewed)	After Recapitalisation Proposal	After Recapitalisation Proposal & PWI Sale
Net Assets	$29 million	$311 million	$311 million
Interest-Bearing Liabilities	$329 million	$97 million	$87 million
Cash	$18 million	$50 million	$113 million
Net Tangible Assets	($147 million)	$135 million	$212 million
Interest-Bearing Debt to Equity	1,134%	31%	28%

The information in the table should be read in conjunction with the notes and assumptions to the pro forma Statement of Financial Position contained in Section 2.2(b).

The Recapitalisation Proposal is important to ERG's capacity to meet, defer or refinance a number of significant short-term liabilities, such as its debt repayment and interest obligations and the operational cash flow demands of the business. The Group does not presently have the reserves available to meet, defer or refinance all of these commitments and so is dependent on obtaining appropriate sources of financing within the required timeframe.

The Recapitalisation Proposal is also expected to improve the longer-term financial position by removing the likely requirement to redeem $250 million of Notes in October 2005. In the absence of alternative funding being obtained, either through asset realisation, additional borrowings or new equity, or through some other proposal to deal with the Note repayment obligations, ERG could not guarantee that it will have adequate funds to repay the Notes in October 2005 if required to do so.

1.4 What are Shareholders being asked to approve?

Shareholders are being asked to consider and if appropriate approve a number of resolutions which relate to the Recapitalisation Proposal.

(a) Overview of Resolutions

(i) Resolutions 1.1, 1.2 and 1.3 – the Restructure Resolutions

The Resolutions to approve the Listed Note Conversion (Resolution 1.1), the Debt Restructure (Resolution 1.2) and Ingot Entities controlling interest (Resolution 1.3) are the core resolutions relating to the Recapitalisation Proposal and are all interconditional. The approval of all of these resolutions will authorise:

- the issue of shares under the Listed Note Conversion or Excluded Notes under which Noteholders will receive 90 Shares for each Note held;
- the issue of certain convertible securities now or in the future to the Ingot Entities in relation to the loan facilities given to ERG by the Ingot Entities; and
- the acquisition of a controlling interest in ERG of approximately 27% by the Ingot Entities, with the capacity to increase that holding to up to 41.22%,

subject to the other consents, approvals and conditions to the implementation of those aspects of the Recapitalisation Proposal being approved, or satisfied.

(ii) Resolutions 2.1, 2.2 , 2.3 and 2.4 – the Rights Issue Resolutions

There are certain resolutions which are required to permit all aspects of the Rights Issue and associated underwriting to proceed (if the Board decides to proceed with the Rights Issue). If all of the Rights Issue Resolutions are not passed, certain aspects of the Rights Issue and related underwriting may not proceed. In addition, the Restructure Resolutions are conditional on Resolution 2.1 being passed, or if not passed, that requirement being waived by ERG.



Resolution 2.1 is required to approve the terms of the Preference Shares as required under the Corporations Act.

Resolution 2.3 is required to enable ERG to satisfy its obligations to pay dividends under the Preference Shares by the issue of new Shares (whether the Preference Shares were issued under the Rights Issue or the Debt Conversion Rights).

Resolutions 2.2 and 2.4 are required in the event that SUITS has its loan classified as an Excluded Loan and so the underwriting obligations of SUITS are deferred for a period of up to five years. As SUITS' underwriting commitment is to be satisfied by setting off existing debts owed by ERG to SUITS, the deferral has no cash flow implications for ERG, but will mean that the issue of securities under the SUITS underwriting arrangements must be approved by Shareholders under the ASX Listing Rules. The SUITS Loan can be classified as an Excluded Loan if SUITS will suffer adverse tax implications under the UK Tax Act under its underwriting agreement if required to take up its proportion of any shortfall under the Rights Issue.

(iii) Resolution 3 – the Share Consolidation Resolution

The Share Consolidation requires approval by Shareholders by ordinary resolution. The Share Consolidation is voted on independently by the Shareholders and will or will not proceed irrespective of the voting on other elements of the Recapitalisation Proposal.

(iv) Resolution 4 – the April Interest Capitalisation Resolution

The April Interest Capitalisation is subject only to approval by Noteholders before 1 April 2003 and execution of the Note Trust Amending Deed before 21 April 2003. If these conditions are satisfied, the April Interest Payment will be satisfied by the issue of Shares. Resolution 4 ratifies the issue of Shares under the April Interest Capitalisation for the purposes of the ASX Listing Rules.

1.5 Director recommendations

(a) Recommendation

After considering all relevant factors, each of the Directors of the Company supports the Recapitalisation Proposal and the aspects of it that relate to Shareholders and recommend that Shareholders vote in favour of all resolutions at the Shareholder Meeting.

(b) Director and associate voting intentions

Each Director of the Company (by whom or on whose behalf the Company's Shares or Notes are held), to the extent they are entitled to vote, intends to vote in favour of all resolutions in relation to which they are entitled to vote. Details of Shares and Notes held in the Company by or on behalf of Directors of the Company are set out in Section 8.4.

1.6 Independent Expert's Report

The Board has engaged EYCF to provide a report to Shareholders indicating whether the acquisition of Securities by the Ingot Entities under the Recapitalisation Proposal and upon conversion of its convertible securities to Shares is fair and reasonable to Shareholders who are not associated with the Ingot Entities.

EYCF has concluded that the acquisition of Securities in ERG under the Recapitalisation Proposal by the Ingot Entities is fair and reasonable to Shareholders who are not associated with the Ingot Entities.

1.7 Further support for Recapitalisation Proposal

SUITS, the major Noteholder in ERG, has indicated that it will, to the extent it is entitled to, vote any Shares it holds at the time of the Shareholder Meeting in favour of the Restructure Resolutions. SUITS will hold Shares in ERG if the April Interest Capitalisation is approved by Noteholders and implemented prior to the Shareholder Meeting.



In addition, the Company's strategic advisers, Babcock & Brown support the Recapitalisation Proposal.

1.8 Certain components of the Recapitalisation Proposal also involve other conditions which must be met, or where permitted, waived

In addition to the required approvals from Shareholders, the various components of the Recapitalisation Proposal are subject to conditions which must be satisfied, or where permitted, waived for the relevant aspects of the Recapitalisation Proposal to proceed. Details of the conditions are set out in Section 7.2(b).

The following conditions are of particular importance:

(a) The Listed Note Conversion is subject to approval by Noteholders. A meeting of Noteholders has been convened for 28 March 2003. If the required quorum requirements are not satisfied at that meeting the Noteholder Meeting will be adjourned until around 16 April 2003. The holders of approximately 46.5% of the Notes have indicated that they support the Recapitalisation Proposal and will vote in favour of all resolutions at the Noteholders Meeting. These Noteholders include the Ingot Entities and Australian Ethical.

(b) Even though the Restructure Resolutions (approving the Debt Restructure and the Listed Note Conversion) are not conditional on the Rights Issue Resolutions, the Ingot Entities and B&B have the right not to proceed with their obligations under the Debt Restructure and underwriting commitments if the terms of the Preference Shares are not approved. In these circumstances, ERG may elect not to proceed with the Listed Note Conversion.

1.9 There are a number of possible outcomes under the Recapitalisation Proposal if the resolutions are approved by Shareholders

The effect of the Recapitalisation Proposal on the Company is dependent on which aspects of the proposal are implemented. This in part depends on which aspects obtain the required approvals from Noteholders and Shareholders. Depending on which aspects are implemented, the effect on the Company and its prospects can vary significantly. An explanation of the possible outcomes under the Recapitalisation Proposal is set out in Section 5.



2 Impact of the Recapitalisation Proposal on ERG

2.1 Basis for information in this section

To assist Shareholders assess the effect of the Recapitalisation Proposal on ERG, information on the effect of the proposal is included in this section. As mentioned above and explained in Section 5, there is a range of potential outcomes under the Recapitalisation Proposal. Unless otherwise indicated, the information in this section assumes:

(a) the Listed Note Conversion and the April Interest Capitalisation obtain the requisite approvals and are implemented;

(b) the PWI Sale is completed on terms materially no less favourable to ERG than those described in Section 6.4; and

(c) the Rights Issue raises $50 million and does not require a shortfall to be satisfied by the set off of amounts owed to SUITS and Babcock & Brown under their underwriting agreements (see Section 7.5(e) for details).

2.2 The financial position of ERG will be strengthened

(a) Effect on financial position

For the six months ended 31 December 2002, the Group recorded a loss of $124.9 million and incurred negative operating cash flows of $10 million after interest and one-off restructure costs. Due to the operating loss and negative operating cash flows, there continues to be significant uncertainty as to whether ERG will continue as a going concern. The Directors believe that the Recapitalisation Proposal and the PWI Sale will be implemented and the Company will be successful in exploiting and commercialising its smart card and fare collection solutions and so the Company should be able to realise its assets and settle its liabilities and commitments in the normal course of business and at the amounts stated in the 31 December 2002 financial statements.

The Recapitalisation Proposal, if implemented in full, and the PWI Sale are expected to significantly improve the financial strength and stability of the Group by:

(i) enabling a significant net reduction of existing liabilities;

(ii) providing significant additional cash resources from the completion of the Recapitalisation Proposal and proceeds from the PWI Sale;

(iii) improving ERG's capacity to meet, defer or refinance a number of significant short-term liabilities such as its debt repayment and interest obligations and the operational cash flow demands of the business; and

(iv) improving the longer-term financial position by removing the likely requirement to redeem $250 million of Notes on 1 October 2005.



(b) Pro forma Statement of Financial Position based on 31 December 2002 Financial Statements

To illustrate the impact of the Recapitalisation Proposal on the financial position of ERG, set out on the following page are pro forma Statements of Financial Position showing the financial position of ERG as a consolidated entity should the Recapitalisation Proposal be implemented in full on the basis that events and actions which are to take place after 31 December 2002 had taken place as at 31 December 2002.

It is important to note that the pro forma is not intended to represent the financial position of ERG if the Recapitalisation Proposal is implemented in full and does not include the impact of the PWI Sale on ERG's financial position. It is provided as an illustration of the effect of the Recapitalisation Proposal only. The actual impact on ERG is dependent on a range of factors, many of which are outside the control of ERG. Shareholders should also consider the impact of other potential outcomes as disclosed in Section 5.5 when assessing the potential impact of the proposals on ERG.



Pro Forma Statements of Financial Position as at 31 December 2002 (for illustrative purposes only)

	Notes	Consolidated 31/12/02 (Reviewed) $000	Recap Adjustments $000	Pro Forma (Unaudited) $000
Current Assets				
Cash assets	1	17,951	31,828	49,779
Receivables		102,765		102,765
Inventories		37,982		37,982
Other financial assets		0		0
Other		14,526		14,526
Total current assets		173,224		205,052
Non-Current Assets				
Receivables	2	69,394	10,000	79,394
Inventories		7,824		7,824
Investments accounted for using the equity method		3,432		3,432
Other financial assets		5,443		5,443
Property, plant and equipment		80,865		80,865
Deferred tax assets		0		0
Intangible assets		176,198		176,198
Other		19,668		19,668
Total non-current assets		362,824		372,824
Total assets		536,048		577,876
Current Liabilities				
Payables	3	85,424	(7,687)	77,737
Interest-bearing liabilities	4	47,340	(4,172)	43,168
Current tax liabilities		757		757
Provisions		12,859		12,859
Other		20,846		20,846
Total current liabilities		167,226		155,367
Non-Current Liabilities				
Payables		29		29
Interest-bearing liabilities	5	281,916	(227,732)	54,184
Deferred tax liabilities		0		0
Provisions		384		384
Other		57,082		57,082
Total non-current liabilities		339,411		111,679
Total liabilities		506,637		267,046
Net assets		29,411		310,830
Equity				
Parent entity interest				
Contributed equity	6	363,460	283,106	646,566
Reserves		(127)		(127)
Accumulated losses	7	(348,264)	(1,687)	(349,951)
Total parent entity interest		15,069		296,488
Outside equity interests in controlled entities		14,342		14,342
Total equity		29,411		310,830

The above statements of financial position should be read in conjunction with the accompanying notes.



Notes to the Pro Forma Statement of Financial Position

Basis of Preparation of Pro Forma

As disclosed in Note 1 (a) in the Notes to the ERG Group Financial Statements for ERG Limited and consolidated entities for the year ended 30 June 2002, the financial report was prepared on a going concern basis.

The consolidated entity has recorded a loss of $124.9 million for the six months ended 31 December 2002 which includes a charge for the provision of a deferred liability on the PWI acquisition of $8.9 million and a recoverable amount write-down of goodwill in relation to PWI of $52.4 million (due to the impending disposal of PWI). The consolidated entity incurred negative operating cash flows of $10 million during the same period after interest and restructure costs and a positive operating cash flow of $3 million before interest, borrowing costs and one-off restructure costs.

The continuing viability of the consolidated entity and its ability to continue as a going concern and to meet its debts and commitments as and when they fall due is dependent upon the ability of the consolidated entity to secure additional equity, finance and banking facilities and to successfully exploit and commercialise its smart card and electronic ticketing solutions which involves risks and uncertainties, some of which are outside the control of the consolidated entity. These risks and uncertainties include economic conditions in the markets in which the consolidated entity operates, consumer acceptance of smart card and electronic ticketing solutions, the timing and results of tender decisions, the ability of the consolidated entity to return to profitable trading and finance its operations, particularly in the short term.

Due to the operating loss and operating cash flows in the six months ended 31 December 2002, there continues to be significant uncertainty as to whether the consolidated entity will continue as a going concern and, therefore whether it will realise its assets and settle its liabilities and commitments in the normal course of business and at the amounts stated in the pro forma Statement of Financial Position as at 31 December 2002.

Notwithstanding this, the Directors believe that the consolidated entity will succeed in securing further Shareholder equity, debt restructure and banking and finance facilities as noted below and be successful in exploiting and commercialising its smart card and electronic ticketing solutions and, accordingly, have prepared the pro forma Statement of Financial Position as at 31 December 2002 on a going concern basis.

The Directors have proposed a capital restructure and a funding proposal of the Group which includes the following:

- The conversion of the Notes and accumulated interest into Shares.
- A Rights Issue of Preference Shares to raise up to $50 million.
- A secured loan of approximately $25 million with the Ingot Entities. This is in addition to the loan agreement for a $30 million standby facility with Babcock & Brown that was signed in September 2002.
- ERG is in an advanced stage of negotiations to dispose of its wholly owned controlled entity, PWI, for a total consideration of approximately €60 million (A$109 million) at settlement. (The sale consideration includes an earn-out fee receivable from the purchaser, which is based on certain milestones being achieved that will be consideration receivable depending on the number of cards sold by ERG. This amount has not been booked as part of the half-year result for the period ended 31 December 2002.) The PWI Sale will provide net cash proceeds of approximately $60 million to the Group after repayment of inter-company loans, acquiring a licence of Proton technology at settlement and excluding the earn-out receivable. By acquiring this licence, ERG will retain the worldwide licence rights to the Proton technology for a period of 20 years and obtain exclusive access to nominated customers for five years.
- ERG is in discussions with a bank to obtain a $30 million revolving facility for three years to assist with its working capital requirements and with a third party to assist with bonding requirements for its various projects.
- The sale of assets in the ordinary course of business.



The Directors believe that the proposed restructure noted above is in the best interests of both Noteholders and Shareholders and would result in the reduction of significant debt from the 31 December 2002 pro forma Statement of Financial Position and thereby reduce interest expense charged to the Statement of Financial Performance of the Group.

At this time, the Directors are of the opinion that no asset is likely to be realised for an amount less than at which it is recorded in the pro forma Statement of Financial Position. Accordingly, no adjustments have been made to the pro forma Statement of Financial Position relating to the recoverability and classification of asset carrying amounts and classification of liabilities that might be necessary should the consolidated entity not continue as a going concern.

Pro Forma Assumptions

- ERG converts Notes and accumulated interest currently recorded as non-current interest bearing liabilities, into share capital.
- ERG issues 334,380,735 Preference Shares under the Rights Issue raising approximately $50 million, of which $30 million will be recorded as equity and $20 million will be recorded as debt.
- ERG incurs transaction costs of $1 million and $3 million respectively for the Listed Note Conversion and Rights Issue which is applied against equity as part of the costs of converting the Notes into equity and the Rights Issue.
- ERG will repay the B&B Loan in full upon completion of the Recapitalisation Proposal.
- The Ingot Entities advance ERG an additional $10 million, which will increase the secured loan to approximately $25 million. (This advance occurred in February 2003.)

The accounting policies adopted in the preparation of the pro forma consolidated Statement of Financial Position are consistent with the accounting policies adopted and described in ERG's annual report for the year ended 30 June 2002 and should be read in conjunction with that annual report.

The following notes have been prepared to provide an outline of the impact of the Listed Note Conversion and Rights Issue on the pro forma consolidated Statement of Financial Position.

	$000
Note 1 Cash Assets	
Reconciliation in movement in cash assets is as follows:	
Opening balance	17,951
Proceeds from the Rights Issue	50,000
Transaction costs of the Listed Note Conversion and Rights Issue	(4,000)
Repayment of loan facility	(14,172)
Drawdown of Ingot Loans	10,000
Payment of project funding	(10,000)
Closing balance	49,779

Note 2 Non-Current Receivables

Reconciliation in movement in non-current receivables is as follows:	
Opening balance	69,394
Payment of project funding	10,000
Closing balance	79,394



	$000
Note 3 Current Payables	
Reconciliation in movement in current payables is as follows:	
Opening balance	85,424
Interest on Notes (2 Oct 02 to 31 Dec 02) converted into equity	(4,687)
Reversal of accrued expenses	(3,000)
Closing balance	77,737

Note 4 Current Interest-Bearing Liabilities	
Reconciliation in movement in current interest-bearing liabilities is as follows:	
Opening balance	47,340
Drawdown of Ingot Loans	10,000
Repayment of loan facility	(14,172)
Closing balance	43,168

Note 5 Non-Current Interest-Bearing Liabilities	
Reconciliation in movement in non-current interest-bearing liabilities is as follows:	
Opening balance	281,916
Preference Shares (debt component)	20,000
Conversion of Notes and accrued interest into equity	(247,732)
Closing balance	54,184

Note 6 Share Capital	
Reconciliation in movement in Share Capital is as follows:	
Opening balance	363,460
Conversion of Notes and accrued interest into equity	247,732
Conversion of interest on Notes into equity (2 Oct 02 to 1 Apr 03)	9,374
Preference Shares (Equity component)	30,000
Transaction costs of the Listed Note Conversion and Rights Issue	(4,000)
Closing balance	646,566

Note 7 Accumulated Losses	
Reconciliation in movement in accumulated losses is as follows:	
Opening balance	(348,264)
Additional interest on Notes (1 Jan 03 to 1 Apr 03)	(4,687)
Reversal of accrued expenses	3,000
Closing balance	(349,951)

Note 8 Liability for Deferred Consideration

At 30 June 2002, a deferred liability was accrued in Non-Current Liabilities – Other representing an amount of $38 million relating to additional consideration payable to the three original vendors of PWI. Under the PWI acquisition agreements, these vendors each received 14,841,655 Shares which cannot be sold or otherwise disposed of prior to 16 March 2005 without the prior consent of ERG (**Restricted Shares**). This additional consideration is payable should those vendors sell their Restricted Shares in the 90 day period following 16 March 2005 for an average price per Share less than a guaranteed minimum price. The amount of additional



consideration payable is calculated as the net present value of the difference between the sale price of those shares and the guaranteed minimum price. The additional consideration is payable in cash within 30 days of the completion of any such sale of the Restricted Shares.

Based on the Company's Share price at 30 June 2002 of $0.30, it was probable that the consolidated entity would be required to pay additional cash consideration to those vendors for their Restricted Shares. Accordingly, the above liability was recognised.

At 31 December 2002, the ERG Share price had fallen to $0.10. The fall in Share price has potentially increased the additional consideration payable by a net present value of approximately $8.9 million to a total of $46.9 million. As a result, this additional liability of $8.9 million has been charged as an expense to the Statement of Financial Performance in the 31 December 2002 accounts. In calculating the net present value, the Company has adopted a risk-free discount rate of 5.045% per annum.

2.3 Impact on Capital Structure

The effect of the Recapitalisation Proposal on ERG will be that total contributed equity will increase as shown below. Earnings per share will be calculated on the expanded capital base. A table detailing the effects of the Recapitalisation Proposal on ERG's capital structure is set out below:

ERG Securities	Ordinary and Preference Shares	Convertible securities / agreements to issue	Fully Diluted Capital
Existing Issued Securities			
Listed Shares	936,780,951	0	936,780,951
Unlisted ordinary shares[1]	9,098,214	0	9,098,214
Options held by PWI employees[2]	0	7,437,210	7,437,210
Options to be issued to VISA[2]	0	1,000,000	1,000,000
Options to be issued to AMEX[2]	0	7,000,000	7,000,000
ERG employee options[3]	0	22,875,500	22,875,500
Current total capital	**945,879,165**	**38,312,710**	**984,191,875**
April Interest Capitalisation			
Shares issued under April Interest Capitalisation	62,500,002	0	62,500,002
Listed Note Conversion			
Shares issued under Listed Note Conversion	1,666,666,710	0	1,666,666,710
Rights Issue[4]			
Preference Shares issued under Rights Issue	334,380,735	0	334,380,735
Listed Options to be issued under Rights Issue	0	334,380,735	334,380,735
Debt Restructure			
Options / Shares that can be issued under the Ingot Loans, excluding interest[5]	0	339,128,186	339,128,186
Shares that can be issued as interest on the Ingot Loans[5]	0	84,782,047	84,782,047
Shares to be issued as dividends on the Preference Shares[6]	0	167,190,368	167,190,368
Post Recapitalisation Proposal capital	**3,009,426,612**	**963,794,046**	**3,973,220,658**

Notes:

1 Shares issued under the ERG Employee Incentive Scheme.

2 Options issued as part of the consideration for the acquisition of PWI.



[3] Options issued or to be issued under the ERG executive option plan comprising 12,875,500 options which are currently "out of the money" and 10,000,000 options which may be issued to employees of ERG at exercise prices based on the prevailing ERG share price at the time of issue.

[4] Assumes the Rights Issue is fully subscribed. Each Preference Share is convertible into one Share assuming there are no accumulated dividends at the time of conversion. Each Listed Option entitles the holder to one Share on exercise at an exercise price of $0.20.

[5] The Ingot Loans can be converted into Preference Shares or Shares at the election of the Ingot Entities at an issue price of $0.15 per share. If ERG elects to repay the Ingot Loans before the final maturity date, it must issue the Ingot Entities additional unlisted options (see Section 5.4(b) for details). ERG has the right but not the obligation (subject to certain conditions) to satisfy payment of interest on the Ingot Loans by the issue of Shares based on the Share price at the time of issue. The number of Shares specified as being issued in lieu of interest assumes an issue price of $0.15.

[6] ERG has the right but not the obligation to satisfy the payment of dividends on the Preference Shares by the issue of Shares based on the share price at the time of issue. The number of Shares specified assumes an issue price of $0.15.

Actual share numbers issued under the Recapitalisation Proposal may vary slightly due to rounding and whether Notes are classified as Excluded Notes (see Section 7.8(a) for details).

2.4 Interests of former Noteholders in ERG

The ultimate ownership percentages of the stakeholder groups will be dependent on the extent to which they subscribe for Preference Shares under the Rights Issue and the extent to which other issues of ERG securities under the Debt Restructure proceed. As a result of conversion of the Notes and satisfaction of the April Interest Payment by the issue of Shares and prior to the Rights Issue and other issues, the ownership percentages of the stakeholder groups in the Company would be altered as follows:

Conversion shares to be issued to	Pre-Listed Note Conversion		Post-Listed Note Conversion	
	No of Shares	%	No of Shares	%
Current Shareholders (including Shares currently held by Noteholders)	945,879,165	100	945,879,165	35.35
Former Noteholders (excluding Shares held by Noteholders before the Listed Note Conversion and April Interest Capitalisation)	0	0	1,729,166,712	64.65
Total	945,879,165	100	2,675,045,877	100

2.5 Substantial Shareholders

As at 31 January 2003, ERG had no substantial Shareholders (over 5%). As a result of the Listed Note Conversion and the April Interest Capitalisation it is expected that the following entities will become substantial Shareholders:

Holder	Number of shares	%
Ingot Entities	713,568,949	26.67%

Note: Details of the Ingot Entities and the further securities in ERG they can receive under other components of the Recapitalisation Proposal are set out in Section 4. Assumes Ingot Entities Notes are not classified as Excluded Notes.



3 Key Implications for Shareholders

3.1 Key implications of the Listed Note Conversion and Debt Restructure for Shareholders

Set out below is what the Board considers are some of the key implications of the Listed Note Conversion and Debt Restructure for Shareholders which should be considered in assessing how to vote on the Recapitalisation Proposal. These are not the only implications and the relevance to particular Shareholders may vary. Shareholders should review the entire Information Memorandum and the Independent Expert's Report in the context of their own circumstances and, if necessary, seek appropriate advice.

(a) If Shareholders do not approve the implementation of the Listed Note Conversion and the Debt Restructure, the key elements of the Recapitalisation Proposal will not proceed. The implications of the Recapitalisation Proposal not proceeding are significant and are disclosed in more detail in Section 5. The Listed Note Conversion is also dependent on satisfaction of a number of other conditions including obtaining Noteholder Approval.

(b) Based on the current Share price of $0.10 on 19 March 2003 and prevailing market conditions, the prospect of conversion of the Notes at the current conversion ratio of three Shares for each Note rather than seeking redemption of the Notes at $13.50 per Note in October 2005 is considered unlikely. Given ERG's current financial position, the ability of ERG to fund the redemption of the Notes in October 2005 would be dependent on its ability to improve its financial strength and performance and access alternative sources of funding, and this can not be guaranteed. The Recapitalisation Proposal seeks to address this potential issue now.

(c) The Listed Note Conversion and Debt Restructure with the other components of the Recapitalisation Proposal and the PWI Sale are intended to place ERG in a financial position that enables it to continue to capitalise on the strength of its technology. If all aspects of the Recapitalisation Proposal are implemented and the PWI Sale is completed it will result in a significantly strengthened balance sheet for the Company through both the reduction of liabilities and increase in the cash position of the Group. A summary of the financial benefits expected to be realised should the Recapitalisation Proposal and the PWI Sale proceed in full are set out in Section 2. There is a range of potential outcomes even if the Listed Note Conversion and Debt Restructure are approved. Some of these are described in more detail in Section 5.

(d) The Listed Note Conversion and Debt Restructure, if implemented will significantly reduce the percentage of the Company held by current Shareholders. The net asset backing of the current Shareholders will be preserved and even enhanced through this process. Had the Recapitalisation Proposal proceeded in full as at 31 December 2002, and Shareholders subscribed for all of their entitlement under the Rights Issue, the net asset backing of current Shareholders would have increased from $29 million to $110 million. While the percentage of the Company owned by Shareholders would decrease, the net asset value of the Company is expected to increase by a greater proportion. Under the Listed Note Conversion alone, Noteholders will receive 1,666,666,710 Shares representing approximately 64.65% of ERG's issued Shares after the Listed Note Conversion. Further Shares and securities convertible to Shares can be issued under the Debt Restructure. If all of the Debt Restructure securities are issued and converted into Shares, a maximum of a further 423,910,233 Shares can be issued which represents approximately 10.67% of the diluted Share capital. The number of Shares issued will be reduced to the extent that any Notes are categorised as Excluded Notes or the SUITS Loan is categorised as an Excluded Loan (see Section 7.7 for details).

(e) Noteholders who will receive Shares may seek to dispose of them in the short term and this may affect the Share price should those Shares be sold or sought to be sold. It is expected that the liquidity in Shares on ASX will increase following the Listed Note Conversion.

(f) Immediately after the Listed Note Conversion is implemented, the Ingot Entities will hold approximately 27% of ERG's issued capital, subject to their Notes not being Excluded Notes (refer to Section 7.2(d) for more information regarding Excluded Notes). The Ingot Entities will also have certain rights to increase their holdings in ERG. The Ingot Entities comprise a group of investment funds which invest in technology and infrastructure type investments and are generally passive investors in companies. Details of the control implications of the Recapitalisation Proposal, the Ingot Entities and their intentions in relation to the Company are discussed in more detail in Section 4.



(g) The Listed Note Conversion provides for the conversion of the $13.50 face value of the Notes to Shares at an issue price of $0.15. Similarly, the majority of the Shares to be issued under the Debt Restructure (including on conversion of convertible securities) will be issued at a minimum of $0.15 per Share. Ultimately the value received under the Listed Note Conversion and the Debt Restructure is dependent on the value of Shares at the time of issue. The value of a Share is dependent on a range of external factors such as prevailing market conditions and investor confidence. It is also expected to be affected by the performance of ERG's businesses, its commercial prospects and profitability, the success of the Recapitalisation Proposal, including the extent to which it is approved and implemented, and the completion of the PWI Sale. The Independent Expert's Report dated 27 February 2003 attached to the Information Memorandum for Convertible Noteholders dated 6 March 2003 valued ERG Shares at within a range of $0.051 to $0.132.

(h) The Notes are subordinated debt obligations of ERG and as such rank ahead of all equity interests of ERG (eg Shares) for repayment in a winding up. The Listed Note Conversion will convert Noteholders' interests in ERG to equity interests which will rank equally from the date of issue with all other Shares on issue.

(i) If the Listed Note Conversion is implemented, ERG has agreed not to pay a dividend on Shares until all Notes which have been classified as Excluded Notes under the Listed Note Conversion have been converted to Shares. There are circumstances where the conversion of Notes to Shares may be delayed. The delay cannot extend beyond 1 October 2005 (see Section 7.2(d) for more details).

(j) Shares issued under the Listed Note Conversion will be entitled to participate in the Rights Issue on the same basis as all other Shareholders.

A detailed description of the terms of the Listed Note Conversion and Debt Restructure is contained in Section 7.

3.2 Key implications of the Rights Issue for Shareholders

Following implementation of the Listed Note Conversion, ERG may seek to raise up to $50 million through a renounceable Rights Issue. There is no guarantee that the full $50 million will be raised and ERG has a discretion whether or not to proceed with the Rights Issue.

Set out below is what the Board considers are some of the key implications of the Rights Issue for Shareholders which should be considered in assessing how to vote on the Recapitalisation Proposal. These are not the only implications and the relevance to particular Shareholders may vary. Shareholders should review the entire Information Memorandum and the Independent Expert's Report in the context of their own circumstances and if necessary, seek appropriate advice.

(a) The Rights Issue will involve the issue of Preference Shares and free attaching Listed Options. The issue price for the Preference Shares will be $0.15 per new Preference Share. Options are to be issued for free and are exerciseable at $0.20 within five years.

(b) The Rights Issue seeks to raise up to $50 million which is considered an important component of the Recapitalisation Proposal. Together with the Listed Note Conversion, Debt Restructure and the PWI Sale, the Rights Issue is intended to place ERG in a financial position that enables it to continue to capitalise on the strength of its technology. If all aspects of the Recapitalisation Proposal are implemented and the PWI Sale is completed it will result in a significantly strengthened balance sheet for the Company through both the reduction of liabilities and increase in the cash position of the Group. A summary of the financial benefits expected to be realised should the Recapitalisation Proposal and the PWI Sale proceed in full are set out in Section 2.

(c) All Shareholders will be entitled to participate in the Rights Issue, including persons who receive Shares under the Listed Note Conversion, provided they remain registered as holders of those Shares as at the Rights Issue Record Date. Ineligible Foreign Noteholders whose Share entitlement under the Listed Note Conversion are issued to the nominee for sale are not expected to be holders of Shares at this date and so will not participate in the Rights Issue.

(d) The terms of the Preference Shares require Shareholder approval under the Corporations Act before they can be issued by ERG. Accordingly, Shareholders are being asked to approve the terms of issue of the Preference Shares by special resolution (Resolution 4). The Preference Shares offered under the Rights Issue will provide preferential rights over and above those of Shares and contains a right for ERG to satisfy



the dividends payable on those Preference Shares by the issue of new Shares. The terms of the Preference Shares are summarised in Section 7.5(c) and set out in full in Annexure 3.

(e) The Company has underwriting agreements with SUITS (an Ingot Entity) and Babcock & Brown for $23 million of the Rights Issue. Australian Ethical has indicated it is willing to commit to take up at least $2.5 million of its entitlement to Preference Shares under the Rights Issue and may also underwrite a portion of the Rights Issue. These commitments are subject to the Rights Issue price being $0.15 and a number of other conditions and termination rights. For instance, if the Listed Note Conversion and Debt Restructure do not proceed, the underwriting commitments may be terminated. Details of the underwriting arrangements are set out in Section 7.5(e).

(f) If SUITS will suffer adverse tax implications under the UK Tax Act under the underwriting agreement by taking up its shortfall obligations, the obligations of SUITS can be deferred for a period of up to five years. As its underwriting commitment is to be satisfied by setting off existing debts owed to SUITS, the deferral has no cash flow implications for ERG. However, the potential deferral will mean that the issue of shares under the SUITS underwriting arrangements must be approved by ERG shareholders under the Listing Rules.

(g) Persons who are classified as ineligible foreign Shareholders will have their entitlements to rights under the Rights Issue issued to a nominee and sold on their behalf.

3.3 Key Implications of the Share Consolidation for Shareholders

Set out below is what the Board considers are some of the key implications of the Share Consolidation for Shareholders which should be considered in assessing how to vote on the Recapitalisation Proposal. These are not the only implications and the relevance to particular Shareholders may vary. Shareholders should review the entire Information Memorandum and the Independent Expert's Report in the context of their own circumstances and if necessary, seek appropriate advice.

(a) If approved by Shareholders, the Share Consolidation will take effect on a date to be specified by ERG and which will be announced to ASX. The date selected by ERG will be after completion of the Rights Issue, if the Rights Issue proceeds, and in any event will be no later than 30 September 2003 (provided it is approved by Shareholders).

(b) The Share Consolidation will consolidate every ten Shares into one new Share. This will reduce the number of Shares on issue following the Listed Note Conversion from approximately 2.7 billion Shares to approximately 270 million Shares.

(c) The Share Consolidation will have no impact on the amount of paid up share capital in the Company and involves no return of capital to Shareholders.

(d) Theoretically, all other things being equal, following the Share Consolidation the Share price of Shares on ASX should be ten times that of the pre-Share Consolidation Share price. In practice, the Share price is affected by a range of factors outside the control of the Company (including the impact of the Recapitalisation Proposal itself) and so the post-Share Consolidation Share price cannot be forecast.

(e) The terms of all issued securities in ERG including the Preference Shares and Listed Options will be adjusted to take account of the Share Consolidation.

(f) The Share Consolidation will not constitute a disposal of the Shares for Australian tax purposes (see the Tax Report attached as Annexure 2 for more details).

3.4 Key implications of the Ratification of the April Interest Capitalisation for Shareholders

At the date of the Shareholder Meeting, it is expected that the April Interest Capitalisation will have been approved by Noteholders and implemented. If it has not been approved by Noteholders or has not been implemented by 21 April 2003, it will not proceed and Resolution 4 will be withdrawn.

If it has been implemented, the ratification of the Shares issued under the April Interest Capitalisation for the purposes of the ASX Listing Rules will enable ERG to disregard those Shares when calculating the number of



Shares it may issue under the ASX Listing Rule 15% new issue threshold. The 15% new issue threshold requires ERG to seek prior Shareholder approval for an issue of Shares or securities convertible to Shares where those Shares or securities, together with any other securities issued in the last 12 months (other than with Shareholder approval or under an exemption in the Listing Rules) exceeds 15% of its issued capital. If Shareholders do not ratify the issue of Shares under the April Interest Capitalisation, those Shares must be counted when determining the number of Shares which can be issued without the prior approval of Shareholders. It will not affect the validity of the issue of the Shares to Noteholders.



4 Ingot Entities acquisition of a controlling interest in ERG

4.1 Details of the Ingot Entities

The Ingot Entities comprise a number of entities listed in Annexure 6. The significant Ingot Entities are described below.

Ingot Capital Management Pty Ltd (**Ingot**) is the fund manager / investment adviser for The Special Utilities Investment Trust plc (**SUITS**), Stocks Convertible Trust plc (**Stocks**) and Utilico International Limited (**Utilico**). These entities are considered associates for the purposes of Section 611 of the Corporations Act and are referred to in this Information Memorandum as the Ingot Entities. Mr Duncan Saville, a chartered accountant, is a director of Ingot, SUITS and Utilico. Mr Saville is an experienced company director and has been an adviser on various privatisations and corporatisations.

SUITS is administered by the Foreign & Colonial management group based in the United Kingdom and is listed on both the London Stock Exchange (**LSE**) and New Zealand Stock Exchange (**NZSE**). SUITS invests in utility and related companies.

Stocks is an investment trust which is listed on both the LSE and the NZSE and invests in a portfolio of convertible securities worldwide.

Utilico is listed on the NZSE and invests in international utilities and infrastructure companies.

4.2 Maximum shareholding of Ingot Entities

At the date of this Information Memorandum, the Ingot Entities hold one Share. Under the Recapitalisation Proposal, they may receive Shares, Preference Shares and/or options through:

(a) the conversion of its Notes under the Listed Note Conversion;

(b) the satisfaction of the interest payable on its Notes on 1 April 2003 under the April Interest Capitalisation;

(c) the provision and/or conversion of the Ingot Loans (see Section 7.4(b) for details);

(d) the Rights Issue or as an underwriter of the Rights Issue;

(e) the satisfaction of interest payments and/or dividends; and

(f) its Loan being categorised as an Excluded Loan and dividends are paid on the Preference Shares in lieu of those dividends.

Details of the Ingot Entities rights to receive these securities are explained in Section 7.

The Preference Shares and options held by the Ingot Entities may result in Shares being issued to them in the future.

The table on the following page demonstrates the number of Shares which can be issued to the Ingot Entities under each of the above issue categories (Column 1). The Ingot Entities cannot receive all of these Shares as certain of the issues are alternatives. The table also shows that the maximum aggregate Share holding which can be acquired by the Ingot Entities under the approvals to be given by Shareholders is 1,453,763,251 Shares representing 41.22% of the diluted issued capital of ERG. The table should be read in conjunction with the assumptions specified in the notes below. The actual number of Shares issued under each issue category which may make up this aggregate maximum number of shares and percentage may vary.



Issue details to Ingot Entities	1 Maximum Number of Shares per Issue category (See Note 1 below)	2 Maximum Number of Shares received by Ingot Entities (See Note 2 below) (at $0.05 VWAP)
April Interest Capitalisation		
Shares issued for April Interest Payment	25,791,649	25,791,649
Listed Note Conversion		
Shares issued on conversion of Notes	687,777,300	687,777,300
Debt Restructure		
Listed Options granted on establishment of loan[3]	169,564,095	169,564,095
Interest on Ingot Loan paid in Shares (at 95% of VWAP)[4]	267,732,781	45,510,559
Options granted on early repayment of loan[5]	169,564,095	
Conversion of loans to Shares[6]	169,564,095	36,230,760
Conversion of loans to Preference Shares[6]	169,564,095	
Shares in lieu of Preference Share dividends paid in Shares if SUITS Loan categorised as an Excluded Loan (at VWAP)[8]	222,222,222	0
Underwriting		
Underwriting of Preference Share Rights Issue[7]	133,333,333	133,333,333
Listed Options attaching to Preference Shares under the Rights Issue[7]	133,333,333	133,333,333
Preference Share dividends paid in Shares (at 90% of VWAP)[8]	222,222,222	222,222,222
Maximum Share holding		**488,888,888**
Assumed issued capital		**3,526,886,224**
Maximum % holding		**41.22%**

Notes:

1 Represents the maximum potential number of Shares (including Shares issued on conversion of the Preference Shares or on exercise of the options) that may be issued to the Ingot Entities under each of the various aspects of the Recapitalisation Proposal. The Ingot Entities cannot receive all of these securities as certain of the issues are alternatives. For example, if the Ingot Loans are converted to Preference Shares, the Loans cannot also be converted to ordinary Shares.

2 Represents the aggregate maximum number of Shares (including Shares issued on conversion of the Preference Shares or on exercise of the options) that may be issued to the Ingot Entities under the Recapitalisation Proposal assuming that no subscriptions are received under the Rights Issue and that only SUITS and Babcock & Brown contribute to the shortfall, no other Shares are issued during the relevant period and there are no Excluded Notes or Excluded Loans (see Section 5.4(h) below). Where there is a variable issue price based on the volume weighted average price of ERG Shares (VWAP), the VWAP is assumed to be $0.05.

The actual number of Shares to be issued to the Ingot Entities is conditional on a range of possible outcomes, and in the case of Shares issued in lieu of dividends and interest also contingent on the ERG Share price at the time the Shares are issued. By way of comparison, were the maximum number of Shares receivable by the Ingot Entities calculated using a VWAP of $0.15, the Ingot Entities would hold 38.34% of ERG's fully diluted capital.

3 The Ingot Entities are entitled to be issued options having the same terms as the Listed Options issued under the Rights Issue for provision of the Ingot Loans.



4 Interest on the Ingot Loans may be satisfied by the issue of Shares at an issue price based on 95% of the volume weighted average price of Shares prior to the date of issue. The number shown assumes VWAP of $0.05 at the time of issue.

5 The Ingot Entities are entitled to receive options exerciseable at $0.15 if the loan is repaid before the final maturity date (Early Repayment Options). The number of options issued depends on the amount repaid early by ERG. The figure shown assumes the full amount of the loans are repaid early.

6 The Ingot Entities have the right to convert the Ingot Loans to Shares or Preference Shares at an issue price of $0.15. Each Preference Share is convertible into one Share (on the assumption that there are no accumulated dividends on the date of conversion). The number shown indicates the number of Shares which can be issued in relation to the conversion of the Ingot Loans. If the Ingot Loans are converted, they cannot be repaid early and so the Ingot Entities cannot receive the Early Repayment Options and convert the loan.

7 SUITS has agreed to underwrite up to $20 million of the Rights Issue. Under the Rights Issue, ERG will issue Preference Shares at an issue price of $0.15 with a free attaching Listed Option.

8 The Preference Share terms allow for ERG to satisfy dividends by the issue of new Shares based on the VWAP of Shares issued prior to the date of issue. The number shown is based on the Ingot Entities receiving the maximum number of Preference Shares under the underwriting and on conversion of the Ingot Loans and all dividends being satisfied by the issue of Shares based on an assumed VWAP of $0.05.

The Shareholding interest of the Ingot Entities in certain scenarios are set out below:

Scenario	No. of Shares	% interest
Shares from the Listed Note Conversion	687,777,300	25.71%
Shares from the Listed Note Conversion and April Interest Capitalisation	713,568,949	26.67%
Shares from all aspects of the Recapitalisation Proposal	**1,453,763,251**	**41.22%**

Note:
The percentage interest assumes that all other aspects of the Recapitalisation Proposal proceed, but the Ingot Entities receive no other Shares and assumes a VWAP based on $0.05.

Details of the associates of the Ingot Entities, the maximum extent of increase in the voting power of each of the Ingot Entities and the voting power as a result of the Recapitalisation Proposal are set out in Annexure 6.

4.3 Effect of approving the acquisition of control by the Ingot Entities (Resolution 1.3)

The effect of Shareholder approval is to permit the Ingot Entities to receive:

(a) up to 1,453,763,251 Shares representing up to 41.22% of the issued Shares in ERG; and

(b) to achieve that Shareholding by receipt or acquisition of Shares under any combination of the Issue categories described in the table in Section 4.2 above, provided that the number of Shares received under any Issue category does not exceed the maximum number for the relevant category shown in Column 1 of the table.

4.4 Effect of Excluded Notes and Excluded Loans on the Shareholding of Ingot Entities

SUITS has advised that it qualifies as an "Investment Trust" under Section 842 of the UK Tax Act. If the issue of Shares under the Listed Note Conversion or to satisfy its underwriting obligations would or is reasonably expected to result in a breach of section 842, SUITS may defer the issue of those Shares (see Section 7.7 for more details).

4.5 Effect of Share Consolidation

The Share Consolidation will have the following impact on the number of Shares approved for the purposes of the approval in Resolution 1.3:



(a) the aggregate number of Shares approved for issue prior to the Share Consolidation taking effect is as set out in Section 4.2 above;

(b) the aggregate number of Shares approved for issue after the Share Consolidation has taken effect (if approved) is 10% of the number set out in Section 4.2 above; and

(c) the maximum percentage Shareholding which the Ingot Entities are approved to acquire is not affected by the Share Consolidation.

4.6 Intentions of Ingot Entities

The Ingot Entities have advised ERG that should the Recapitalisation Proposal be approved they will seek representation on the Board of ERG through the appointment of Mr Duncan Saville (or his nominee) as a director. Mr Saville's particulars and experience are noted at Section 4.1 above. The Ingot Entities have also advised ERG that they will require the size of the Board be reduced to a maximum of five Directors.

The Ingot Entities are generally passive investors and have indicated that they do not intend to be involved in the day-to-day operations or management of ERG. It is expected, however, that they will seek that the Board continues its current review of the operating performance, management structure and strategy of ERG that is currently under way, with a view to determining whether operations can be enhanced and the return to Shareholders improved. This review is expected to be completed shortly after the Recapitalisation Proposal is approved and implemented. It is possible that there may be changes to the Board arising from this review.

Further information regarding the intentions of the Ingot Entities is contained in Section 8.1(c).

4.7 Effect of Ingot Entities obtaining a controlling interest in ERG

ERG's current largest Shareholder holds approximately 3.3% of the issued capital.

Therefore, as a result of the Recapitalisation Proposal, ERG will have a major Shareholder, being the Ingot Entities, which may impact on potential takeovers of the Company. The existence of a major Shareholder may encourage potential bidders, as a major Shareholder now exists with whom the bidder can negotiate terms of any proposed takeover offer.

However, the Ingot Entities becoming a major Shareholder will mean that any potential bidder of ERG will more than likely need to persuade the Ingot Entities to accept the offer in order to obtain control. This may make ERG a less attractive takeover target for a potential bidder.

Although the Ingot Entities have indicated they intend to be largely passive investors in ERG, they will be a significant Shareholder and are expected, subject to compliance with appropriate corporate governance requirements, to have the capacity to influence the future management and strategy of ERG. The intentions of the Ingot Entities known to ERG are disclosed in Section 4.6 and Section 8.1(c).



5 Possible outcomes for Shareholders

5.1 There are a range of possible outcomes for Shareholders

There are a range of outcomes for Shareholders which can arise under the Recapitalisation Proposal depending on:

(a) **Approvals:** whether the Listed Note Conversion is approved by Noteholders and the Restructure and Rights Issue resolutions are approved by Shareholders (and the other approvals or conditions to the relevant components of the Recapitalisation Proposal being satisfied or where permitted waived). (An overview of the impact of the Shareholder and Noteholder approval requirements on various components of the Recapitalisation Proposal is set out in Section 5.4 below.)

(b) **ERG prospects:** the prospects, performance and financial position of ERG and on the potential for ERG to continue as a going concern and be in a position to redeem the Notes in 2005 if not converted under the Listed Note Conversion. The prospects, performance and financial position of ERG in the short term are largely dependent on:

(i) The operational performance and profitability of ERG. (An update on ERG and its performance is set out in Section 6.)

(ii) Which aspects of the Recapitalisation Proposal are implemented. Certain of the components of the Recapitalisation Proposal are dependent on Shareholder approval and satisfaction of other conditions. Not all aspects of the Recapitalisation Proposal are interdependent. Whether or not all aspects are implemented may have a material impact on the financial position of ERG and its ability to prosper.

(iii) Whether the PWI Sale proceeds and is completed and on what terms. The PWI Sale is expected to provide net cash proceeds of approximately $60 million which will be important to the financial position of ERG in the short-term. The PWI Sale is outlined in detail in Section 6.4. (The impact of the PWI Sale is included in the analysis of the effect of certain scenarios on ERG set out in Section 5.5 below.)

5.2 Key implications of possible outcomes for Shareholders

There are a range of possible outcomes which, although in some cases are considered unlikely, may arise depending on how certain matters, which are outside the control of ERG, eventuate. It is not possible to describe all possible scenarios or the implications of them. If in any doubt, Shareholders should seek their own advice in relation to the implications of other potential scenarios. However, the Board considers that the following general comments are important for Shareholders to understand.

(a) A key condition is Noteholders approving the Listed Note Conversion

The Listed Note Conversion is integral to the other aspects of the Recapitalisation Proposal. If it is not approved by Noteholders, it will not proceed. If the Listed Note Conversion does not proceed, then many of the other components of the Recapitalisation Proposal will not proceed and the expected benefits of the Recapitalisation Proposal may not be realised.

(b) If all aspects of the Recapitalisation Proposal are implemented in full and the PWI Sale occurs, the Directors' view is that the emphasis of matter on going concern should be removed

Your Directors are confident that with the implementation of all aspects of the Recapitalisation Proposal and the PWI Sale, the financial position of the Company will be significantly improved and, in the absence of other adverse factors or events, the emphasis of matter regarding going concern in the 30 June 2002 audit opinion and in the 31 December 2002 half-year review opinion should cease to apply. The funds from these transactions are also expected to meet the Group's short to medium term cash funding requirements.



(c) If the Recapitalisation Proposal does not obtain the necessary approvals it will result in financial hardship for ERG

Should the Listed Note Conversion, Debt Restructure and Rights Issue not be approved or implemented, the benefits referred to in Section 1 above will not be received and ERG will be required to meet a number of significant liabilities in the short-term. These include, in addition to the operational cash flow demands of the business, the Ingot Loan repayment of $25 million due on 30 June 2003 and the $10 million B&B Loan repayment due on 31 May 2003. In addition, if the April Interest Capitalisation is not approved by Noteholders, ERG will be required to fund the April Interest Payment of over $9 million due on 1 April 2003. The Group does not presently have the reserves available to meet all of these commitments and in the short-term would be dependent on the Group's success in raising funds through disposal of assets, project and other finance facilities and resolving outstanding issues which are impacting on operational cash flows. ERG may also seek to negotiate extensions of its current short-term debt repayment requirements in these circumstances. There is no guarantee that the Company will be successful with these matters in the short-term or at all.

In these circumstances, the continuing viability of the Group and its ability to continue as a going concern and to meet its debts and commitments as and when they fall due would be dependent upon the ability of the Group to secure additional finance facilities in the short-term.

Even if the short-term funding issues were resolved, the longer-term financial position would still be adversely affected by a failure to approve the Listed Note Conversion, with ERG's working capital requirements and the likely requirement to redeem Notes in 2005 being dependent upon alternative funding being obtained, either through asset realisation, additional borrowings or new equity, or alternative arrangements being made with Noteholders.

(d) If the Recapitalisation Proposal is not implemented, it will limit ERG's ability to expand the business

Should the Restructure Resolutions and the Rights Issue Resolutions not proceed, the Recapitalisation Proposal will not proceed and it is likely that ERG, in its own right, will have limited capacity to bid for new AFC contracts as cash collateralisation is now typically required to meet customers' performance bond requirements. The Recapitalisation Proposal is an important process required to position the Group to allow it to meet the performance bond requirements of its customers, and indeed meet certain minimum financial parameters required to pre-qualify to bid for projects. The ERG business strategy assumes it will continue to win new contracts, many of which generate recurring revenue for the Group from the outsourced operation of the systems once installed. Should the Group be in a position where it can no longer bid for new contracts, its ability to return to profitable trading and finance its operations would be in question.

(e) Based on the current financial position of ERG, the ability to redeem the Notes in October 2005 cannot be guaranteed

While there is a prospect that the Company could overcome its current financial difficulties and be in a position to redeem the Notes for their full face value in October 2005, in the absence of an acceptable alternative proposal, the prospects of being able to redeem the Notes is considered low and dependent on a range of factors outside ERG's control.

An inability of the company to redeem the notes in October 2005 will be disadvantageous to Shareholders.

(f) The Recapitalisation Proposal is considered in the best interests of the Company

The Recapitalisation Proposal has the unanimous support of the Board, and the support from major Noteholders holding approximately 46.5% of the Notes on issue. The Board has assessed a range of restructuring opportunities and considers the Recapitalisation Proposal as the most likely proposal to obtain support from Noteholders and Shareholders and achieve an acceptable outcome for the Company as a whole.



5.3 Dependence of outcomes on Shareholder approvals

Set out below is a table summarising the implications of Shareholder approval for certain aspects of the Recapitalisation Proposal. Full details of each of the Recapitalisation Proposal components are set out in Section 5, including details of the conditions and level of interdependence between the various components.

Recapitalisation Proposal Components	Approval to Restructure and Rights Issue Resolutions	Approval to Restructure Resolutions only	Approval to Rights Issue Resolutions only
Listed Note Conversion	will proceed	will proceed	will not proceed
Debt Restructure	will proceed	will proceed	will not proceed[1]
Rights Issue – up to $50 million new cash	may proceed, but no guarantee of amount raised	will not proceed	will not proceed[2]
Rights Issue underwriting – $23 million setoff, no new cash	may proceed if less than $23m raised from Shareholders and POM	will not proceed	will not proceed
Share Consolidation	will proceed if approved by Shareholders	will proceed if approved by Shareholders	will proceed if approved by Shareholders
April Interest Capitalisation (AIC)	will proceed if AIC approved by Noteholders	will proceed if AIC approved by Noteholders	will proceed if AIC approved by Noteholders
PWI Sale	expected to proceed	expected to proceed	expected to proceed

Note: Certain of the Shareholder approvals are interconditional. The reference to obtaining Shareholder approvals assumes all inter-conditional resolutions are approved and the other conditions to the implementation of the relevant aspects are satisfied or, where permitted waived.

1 Ingot Loans and B&B Loan have already been advanced and certain securities may be required to be issued, whether the Recapitalisation Proposal proceeds or not.

2 If the Restructure Resolutions are not passed, the underwriting arrangements will be terminated and ERG will seek to raise funds, possibly by way of rights issue. It is likely that the terms of any such issue would be different to those of the Rights Issue.

5.4 Overview of other factors affecting outcomes for Shareholders

The table in Section 5.3 indicates the events and actions which are expected to materially affect the financial performance and position of ERG in the short to medium term. A brief explanation of each of these issues is set out below:

(a) Listed Note Conversion

Under the Listed Note Conversion, each Note will be converted into Shares and will reduce ERG's debt by $250 million. The conversion of the Notes will also eliminate the annual Note interest expense of $18.75 million and so improve the Company's profitability going forward.

(b) Debt Restructure

If approved, the Debt Restructure involves the extension of the secured loan of approximately $25 million given by the Ingot Entities for a period of five years. The Loan would otherwise be repayable in June 2003. This extension is an important component of the steps taken to reduce the Company's short-term funding obligations. The approval of the Debt Restructure will authorise the issue of securities and the grant of certain rights to convert the loans into Preference Shares or Shares to the Ingot Entities.



(c) Rights Issue and underwriting

The Rights Issue is underwritten by SUITS to the extent of $20 million and by Babcock & Brown to the extent of $3 million. If called on to contribute to any shortfall of the Rights Issue, SUITS will offset the underwriting commitment against amounts owed by ERG to SUITS under the Ingot Loans and Babcock & Brown will offset the underwriting commitment against fees payable by the Company to Babcock & Brown.

ERG has also mandated POM to underwrite the Rights Issue. The underwriting arrangements with POM are not expected to be finalised until after completion of the Listed Note Conversion. There is no guarantee that suitable arrangements will be agreed with POM for the underwriting of the Rights Issue.

The Directors of ERG also have a discretion not to proceed with the Rights Issue. For example, should the Company secure cash resources from the settlement of outstanding variation claims and/or asset sales, ERG may decide it is not in Shareholders' interests to proceed with the Rights Issue on the terms proposed or at all. In these circumstances, ERG will issue a disclosure notice under ASIC Class Order 02/1180 to ensure the Shares issued under the Recapitalisation Proposal can be freely traded without the need for a disclosure document under s707 of the Corporations Act.

It is possible therefore that the Rights Issue will not proceed (and no monies will be raised) or raises the minimum underwritten amount of $23 million, with $20 million representing an offset against existing Ingot Loans and $3 million representing an offset against amounts payable to Babcock & Brown (and so no new cash will be received by the Company). The Ingot Entities underwriting commitment is also subject to the *s842 Carve Out (see Section 7.7 for details).*

The funding from the Rights Issue together with the proceeds from the PWI Sale are important elements of the funding required to meet ERG's short term working capital requirements for new and existing projects and satisfying the Company's debt repayment obligations. If the B&B Loan is not repaid from the proceeds of the PWI Sale, the loan will be repaid from the Rights Issue proceeds.

If the Rights Issue is unsuccessful, the Company will need to obtain funding from alternative sources or adjust its operational requirements. There is no guarantee that such alternative funding will be obtained within the required timeframe or at all.

Further details of the Rights Issue and the underwriting are set out in Section 7.5.

(d) Share Consolidation

The Share Consolidation involves the consolidation of every ten Shares into one Share. If approved by Shareholders, it is expected to be implemented after completion of the Rights Issue. The Share Consolidation is independent of the proposed Listed Note Conversion and so if the Share Consolidation is not approved, the Shares on issue will not be consolidated. Following completion of the Listed Note Conversion, the number of Shares on issue will be approximately 2.7 billion on an undiluted basis.

Further details of the Share Consolidation are set out in Section 7.6.

(e) PWI Sale

As mentioned in Section 1.8(e) above, ERG is in an advanced stage of negotiations to dispose of its wholly owned entity PWI. The transaction is expected to provide net cash proceeds of approximately $60 million to the Group after repayment of inter-company loans and repayment of third party debt. The transaction is anticipated to be completed by the end of March 2003.

The proceeds from the PWI Sale together with the funding from the Rights Issue are important elements of meeting ERG's short-term working capital requirements for new and existing projects and satisfying the Company's debt repayment obligations. The B&B Loan is to be repaid from the proceeds of the PWI Sale if the sale occurs prior to the completion of the Rights Issue.

Further details of the PWI Sale are set out in Section 6.4.



(f) The April Interest Capitalisation should proceed if approved by Noteholders

The April Interest Capitalisation involves the conversion of the April Interest Payment (an aggregate of over $9 million) into Shares and is subject only to Noteholder approval on or before 31 March 2003 and the Note Trust Amending Deed being executed before 21 April 2003. If Noteholder approval is not obtained, the interest is due for payment on 1 April 2003. The conversion of this interest payment is an important component of the steps taken to reduce the Company's short term funding obligations.

(g) Other factors

There is a range of other factors and opportunities available to ERG which have the capacity to impact on the potential outcomes for Shareholders and ERG's financial position. The more material and prospective of these are set out below. The Company continues to review and assess other actions and opportunities to improve its financial position.

Rome project

ERG's contract in Rome included the provision of an integrated smart card fare collection system for Rome and the surrounding Lazio region. The ERG system has been operative in Rome since April 2001; however, the rollout of the system into the surrounding Lazio region has been delayed due to a change in the ruling political party. The delay has resulted in additional costs and no revenue flowing to ERG. The lower than forecast transit system fare turnover and the lower than expected takeup of smart cards has also affected ERG's return on the project which is based on a percentage of fare turnover with the equipment continuing to be owned by ERG. ERG has notified its customer of a substantial claim for damages in relation to these matters. ERG is actively negotiating a settlement with the customer at the present time and would expect an outcome in the short to medium term.

Other funding opportunities

ERG is seeking to progress a number of other opportunities to increase the cash resources of the Company. For instance:

(i) Babcock & Brown has been mandated to raise project finance for the Sydney Integrated Ticketing System project. Conditional offers, which are subject to due diligence and bank credit committee approval, are currently being considered. ERG considers that project finance should be available for this project before the end of the 2002/2003 financial year.

(ii) ERG is in discussion with another bank to obtain a $30 million revolving facility for three years to assist with its working capital requirements. The offer will be subject to satisfactory due diligence enquiries by the bank concerned, the sale of PWI progressing and bank credit committee approval. ERG is currently seeking to advance this proposal.

(iii) Following the changes in the insurance industry and the impact it has had on the availability of bonds, ERG is negotiating with third party bond providers to obtain project guarantees to support performance bonds for specified overseas infrastructure projects (such as Washington DC and Seattle). It is expected that this support will be subject to the Recapitalisation Proposal and the PWI Sale proceeding.

(iv) ERG has an existing facility with Babcock & Brown. Further drawdowns under that facility are at the absolute discretion of Babcock & Brown and subject to its credit committee approval.

In the absence of the PWI Sale and the Recapitalisation Proposal proceeding, the Company will seek to advance such of these opportunities as are able to proceed in these circumstances. Other matters such as further asset sales or seeking forbearance or further funding from existing lenders to the Company have some potential to be successful, but the Board is unable to predict the attitude or actions taken by third parties in these circumstances and so cannot guarantee they would be successful in the short term or at all.



(h) Excluded Notes and Excluded Loan

The Listed Note Conversion terms allow Noteholders based in the United Kingdom who will or who reasonably expect to be adversely affected by certain provisions in the UK Tax Act to delay the conversion of their Notes until no later than 1 October 2005. It is possible that certain of the Ingot Entities may be entitled to rely on this carve out. SUITS (one of the Ingot Entities) is also permitted to rely on a similar carve out in relation to the set off against the SUITS Loan to satisfy its underwriting obligations in the event of a shortfall under the Rights Issue.

If a party relies on the Excluded Note carve out, the number of Shares issued under the Listed Note Conversion may be reduced, possibly significantly, until such time as the holder is entitled to and does convert its Notes.

5.5 Implications in certain scenarios

The explanation of the implications of the Recapitalisation Proposal in Section 3 of this Information Memorandum has been presented largely on the basis that all aspects of the Recapitalisation Proposal are implemented in full and that PWI is sold. That is, the Rights Issue is fully subscribed and raises not less than $50 million and PWI is sold on terms materially no less favourable to ERG than those described in Section 6.4. These matters are considered to be important to improving the financial status of the Group in the short and medium term and providing a platform for growth.

As indicated above, there are a range of other possible outcomes. It is not possible to describe the implications for ERG of all possible outcomes of the Recapitalisation Proposal. To assist Shareholders assess the implications of the Recapitalisation Proposal, set out below are some general comments on certain scenarios.

(a) Scenario 1: Full implementation of Recapitalisation Proposal

This scenario assumes: Noteholders and Shareholders approve all resolutions, the Recapitalisation Proposal is implemented in full, the Rights Issue raises $50 million of new cash, no shortfall is taken up under the SUITS or Babcock & Brown Underwriting Agreements, the PWI Sale is completed on the terms disclosed and the Share Consolidation is implemented.

The key implications are:

(i) The benefits of the Recapitalisation Proposal are achieved (see Section 1 for details).

(ii) ERG's financial position is significantly strengthened and has adequate financial resources to meet its short and medium term working capital requirements and debt repayment obligations.

(iii) ERG will have a sound platform for future growth.

(iv) Noteholders will receive Shares for their Notes and for their entitlement to the April Interest Payment. Following the Listed Note Conversion, Noteholders will hold approximately 65% of ERG.

(v) The Ingot Entities will become ERG's major Shareholder holding approximately 27% of ERG, with the right to increase that holding.

(vi) The Board of ERG is restructured as set out in Section 4.6.

(vii) The share capital will be consolidated and the number of Shares on issue assuming no convertible securities have been converted will be approximately 300 million Shares.

(b) Scenario 2: Partial Implementation where the Rights Issue is largely unsuccessful and the PWI Sale and Share Consolidation do not proceed

This scenario assumes: Noteholders approve all resolutions, Shareholders approve the Restructure resolutions and the Rights Issue resolutions but not the other resolutions, no subscriptions are received under the Rights Issue, $23 million of shortfall taken up under the SUITS and Babcock & Brown



Underwriting Agreements as a set off against monies owed by ERG to those parties, PWI Sale is not completed and the Share Consolidation is not implemented.

The key implications are:

(i) The benefits of the Recapitalisation Proposal will be partially achieved as the Notes are converted to Shares relieving ERG from the requirement to fund up to $250 million for redemption on 1 October 2005 and pay annual interest charges of over $18 million on the Notes.

(ii) ERG's financial position is strengthened but it does not have adequate existing reserves available to meet all of its short term commitments and so is dependent on the Group's success in raising significant amounts of funds through disposal of assets, project and other finance facilities and resolving outstanding issues which are impacting on operational cash flows (see Section 5.4(f) above for examples). ERG may also seek to negotiate extensions of its current short-term debt repayment requirements in these circumstances. There is no guarantee that the Company will be successful with these matters in the short term or at all. In the longer term, ERG would also be required to raise additional funds to fund working capital and debt repayment obligations.

(iii) Noteholders receive Shares for their Notes and for their entitlement to the April Interest Payment. Following the Listed Note Conversion, Noteholders will hold approximately 65% of ERG.

(iv) The Ingot Entities will become ERG's major Shareholder holding approximately 27% of ERG, with the right to increase that holding.

(v) The Board structure of ERG is restructured as set out in Section 4.4.

(vi) ERG's ability to expand the business will be dependent on further access to funding and so may be limited.

(vii) The share capital will not be consolidated and the number of Shares on issue, assuming no convertible securities have been converted, will be approximately 2.87 billion Shares.

(c) Scenario 3: No component of the Recapitalisation Proposal is implemented but PWI Sale proceeds

This scenario assumes: Noteholders and Shareholders do not approve the relevant resolutions, the Listed Note Conversion, April Interest Capitalisation and Debt Restructure are not implemented, the Rights Issue does not proceed but the PWI Sale is completed.

The key implications are:

(i) The benefits of the Recapitalisation Proposal are not achieved and the Notes are not converted to Shares. ERG is required to repay the $25 million SUITS Loan by 30 June 2003, $10 million of the B&B Loan remains payable in May 2003, the $9 million April Interest Payment is due on 1 April 2003 and ERG will be required to fund up to $250 million for redemption of the Notes on 1 October 2005 and pay annual interest charges of over $18 million on the Notes.

(ii) ERG's financial position is strengthened by the PWI Sale but, in the absence of success of the other opportunities, it is unlikely to have adequate existing reserves available to meet all of its short-term commitments. Accordingly, ERG is dependent on the Group's success in raising funds through the disposal of assets, project and other finance facilities and resolving outstanding issues which are impacting on operational cash flows (see Section 5.4(g) above for examples). ERG may also seek to negotiate extensions of its current short-term debt repayment requirements in these circumstances. There is no guarantee that the Company will be successful with these matters in the short term or at all. In the longer term, ERG would be required to raise material amounts of additional funds to meet working capital and debt repayment obligations.

(iii) ERG's ability to expand the business will be dependent on further access to funding and so may be limited.



(iv) The share capital will not be consolidated and the number of Shares on issue, assuming no existing convertible securities have been converted, will be approximately 946 million Shares.

(d) Scenario 4: No component of the Recapitalisation Proposal is implemented and the PWI Sale does not proceed

This scenario assumes: Noteholders and Shareholders do not approve the relevant resolutions, the Listed Note Conversion, April Interest Capitalisation and Debt Restructure are not implemented, the Rights Issue does not proceed and the PWI Sale is not completed.

The key implications are:

(i) The benefits of the Recapitalisation Proposal are not achieved and the Notes are not converted to Shares. ERG is required to repay the $25 million SUITS Loan by 30 June 2003, $10 million of the B&B Loan remains payable in May 2003, the $9 million April Interest Payment is due on 1 April 2003, ERG will be required to fund up to $250 million for redemption of the Notes in October 2005 and pay annual interest charges of over $18 million on the Notes and PWI is expected to continue to operate at a loss in the short term.

(ii) ERG's ability to continue as a going concern is dependent on the success of other opportunities to raise significant amounts of funds in the short term. In the absence of such funding, it is unlikely to have adequate existing reserves available to meet all of its short-term commitments. Accordingly, ERG is dependent on its success in raising funds through the disposal of assets, project and other finance facilities and resolving outstanding issues which are impacting on operational cash flows (see Section 5.4(g) above for examples). ERG may also seek to negotiate extensions of its current short-term debt repayment requirements in these circumstances. There is no guarantee that the Company will be successful with these matters in the short term or at all. In the longer term, ERG would be required to raise additional funds to meet working capital and debt repayment obligations.

(iii) ERG's ability to expand the business will be dependent on further access to funding and so may be limited.

(iv) The share capital will not be consolidated and the number of Shares on issue, assuming no existing convertible securities have been converted, will be approximately 946 million Shares.



6 ERG Company Update

6.1 General

(a) Background

ERG is an innovative technology company that operates in the AFC and multi-application smart card industries. ERG has long held the view that smart cards will ultimately have widespread usage for a variety of applications such as transit, tolls, telephone, security, healthcare, identity and memberships. ERG has positioned itself at the forefront of the development of the smart card industry, particularly in respect of the transit sector.

ERG employs approximately 880 people in 16 offices spanning 12 countries. The Company is listed on the ASX and has its headquarters in Perth, Western Australia.

Historically, ERG has focused on the application of smart cards to AFC in the mass transit industry. The nature of a mass transit environment provides a compelling business case for the initial adoption of a viable card base in a particular region. A critical element of any AFC system is the central computer processing system capable of managing the smart card database, financial reconciliation and gathering management data. ERG has invested significant effort into the development of its multi-application smart card solution (MASS) software and derives a tangible competitive advantage from this system.

Concurrent with the AFC focus, ERG has continued to investigate and develop additional applications for smart cards. ERG believes the general acceptance of smart cards can be enhanced by leveraging off existing usage in the transit environment with additional applications. These efforts have led to multiple joint ventures and alliances with partners spanning the banking, telecommunications, insurance, transit and government sectors.

The strategy has built ERG an enviable position in the market for commercial adoption of smart cards. Some of the largest integrated transit smart card projects globally have been developed and successfully supplied by ERG including Hong Kong, Rome and Singapore.

(b) ERG strategy

The Group is focused on creating major AFC infrastructure installations throughout the world and using them to generate annuity style recurring revenues. The infrastructure systems include a central computer processing system to handle the transactions generated from the smart card base.

This strategic focus creates two key phases in the relationship with the Group's customers. Firstly, there is the initial installation of an AFC transit system that generates revenue similar to any major engineering or building contract.

Secondly, once the system is installed, the infrastructure is then exploited on two fronts with additional functionality added to the existing card base and the incremental cities being operated from the back office processing system. The focus in this stage of the project is to increase the transaction volume being processed by the operating company. ERG will often be contracted to maintain as well as operate the system.

ERG continues to bid for transit tenders throughout the world, however, will only do so when the project has a suitable cash flow profile.

6.2 Operations update

Full details of the Group's major projects and alliances are detailed in the 2002 Annual Review which is available on the Company's website. The major developments since the release of the 2002 Annual Review are as follows:



(a) Signing of agreement for Sydney Integrated Ticketing System Contract

On 20 February 2003, ERG announced that it had entered into an agreement for the Sydney Integrated Ticketing System project with the New South Wales Government.

The total value of the contract is approximately $320 million, however, incorporating CPI escalation over the term of the contract, ERG is expected to ultimately receive $370 million before variations. The contract value comprises approximately $94 million to supply the system and approximately $276 million to operate the system for ten years.

The project covers all SRA commuter rail, State Transit and private operator buses, State Transit and private operator ferries and Sydney's light rail and monorail. The transport network handles approximately 630 million passenger journeys each year with revenue collections of approximately $800 million per annum.

ERG's subsidiary Integrated Transit Solutions (ITS) has commenced work to design and supply all components of the integrated ticketing system and will operate the system on behalf of transport operators for a minimum period of ten years following the initial installation. The project includes the installation of ERG's MASS central computer processing system.

It is expected that the first commuter smart card travel will be available on inner city services in about 18 months, with current plans to convert most of Greater Sydney's commuter transport services to smart card ticketing during 2005. At that time it is expected there will be 2 million smart cards on issue. The system is expected to be fully operational in 2006.

ITS was awarded preferred proponent status for this project in August 2001; however, finalisation of the contracts was delayed by legal action by the unsuccessful tenderer. During the court action, an injunction was put in place preventing ITS signing contracts with the New South Wales Government. On 26 July 2002, the New South Wales Supreme Court dismissed the claims of the rival tenderer and criticised their conduct.

(b) Agreement for Seattle Regional Fare Collection System

ERG announced on 26 February 2003 that it had reached agreement with six public transportation agencies for the establishment of a regional fare collection system covering Seattle and the Central Puget Sound area of Washington State. The six agencies include Community Transit, King County Metro Transit, Kitsap Transit, Pierce Transit, Sound Transit, and Washington State Ferries.

All contractual terms have been agreed, and the contract documents are to be executed following final approval from the boards of each of the transportation agencies. King County Metro Transit, the lead agency, is sending the agreement for board approval. Three of the operators, Community Transit, Kitsap Transit and Washington State Ferries have already endorsed the agreement. The boards of the other agencies are expected to take action on the agreement during March.

The contract is worth approximately US$63 million to ERG for the system implementation and management for a ten-year term once the system is operational. Work will commence on the project once all the agencies have approved the contract, with the first phase expected to be in live operation in approximately two years.

The project involves the design and implementation of a "seamless" smart card system across 2,065 buses and the commuter rail and ferry services throughout the region, as well as the fare card and services management for ten years after implementation. The tender was initiated by the agencies in order to establish a common fare system utilising smart cards in order to better coordinate their respective services and improve the availability, reliability and convenience of public transportation.

The Seattle region collectively generates approximately 130 million passenger journeys per year and more than US$160 million in annual passenger revenues. It is expected that 400,000 smart cards will be issued on commencement of the project. Non-transit applications such as banking, retail and toll collection may be added to the cards at a later stage.



Following the award of this contract, ERG will have a position of strength on the US west coast with contracts in Seattle, San Francisco and Ventura County near Los Angeles and adds to ERG's other North American contracts in Las Vegas, Toronto and Washington DC.

Cardholders will have a variety of means to purchase and load value on their cards, including both agency and third party retail outlets (such as convenience stores), by mail or over the telephone, at ticket vending machines and through the Internet. The convenience of "Autopay" will also be provided, whereby cards can be automatically revalued through a pre-authorised charge to a credit card or bank account, without any need for the cardholder to visit a revalue location.

ERG will use its San Francisco smart card Service Bureau to provide all of the required services including card issuance, management, maintenance and the clearing and settling of transactions. As such, it ideally complements the San Francisco transit smart card project and will produce significant operating synergies across both locations.

(c) Award of Washington DC, Maryland and North Virginia AFC project

On 20 January 2003, ERG, along with Northrop Grumman Information Technology (IT) (**Northrop Grumman**), was selected by the Washington Metropolitan Area Transit Authority (**WMATA**) to install and operate a new Regional Customer Service Centre for its smart card based fare collection system, known as SmarTrip®.

The WMATA decision means a contract for the project can be awarded to ERG following final negotiations and the expected approval of the Maryland Transit Administration.

The project involves the establishment and operation of a smart card customer service centre, card management and the clearing and settling of smart card transactions across 17 transit agencies in Northern Virginia, Maryland and the Washington DC area. The new system will interface with existing installed hardware such as gates and readers supplied by third parties. WMATA has managed the tender and evaluation process on behalf of the participating transit agencies.

ERG will be responsible for the management of smart cards and operation of the data processing system incorporating clearing, settlement and financial management. ERG will use its existing central computer processing system installed in the San Francisco Bay Area to perform these functions. This established facility has been designed to process smart card transactions from multiple North American cities.

The project calls for ERG to operate the system for a period of five years, with two subsequent one-year options. The initial five-year contract is expected to generate revenue of approximately US$20 million and comprises the supply, installation and operation of the system. Northrop Grumman will be responsible for the distribution of smart cards and operation of the customer service centre in the Washington DC area as a subcontractor and partner to ERG. Work is expected to commence on the project during the second quarter of 2003.

(d) Rome claim for damages

ERG's contract in Rome included the provision of an integrated smart card fare collection system for Rome and the surrounding Lazio region. The ERG system has been operative in Rome since April 2001; however, the rollout of the system into the surrounding Lazio region has been delayed due to a change in the ruling political party. The delay has resulted in additional costs and loss of revenue payable to ERG. The lower than forecast transit system fare turnover and the lower than expected take up of smart cards has also affected ERG's return on the project which is based on a percentage of fare turnover with the equipment continuing to be owned by ERG. ERG has notified its customer of a substantial claim for damages in relation to these matters. ERG is actively negotiating a settlement with the customer at the present time.

(e) Non complying Netherlands project tender

ERG, in conjunction with its alliance partner Interpay Nederland, lodged a tender for an AFC project in the Netherlands that was non-compliant with the performance bond terms requested by the customer. The bond requirements of the project created a cash flow profile that did not meet ERG's corporate



requirements for cash flow from projects. As mentioned above, ERG will bid for transit tenders only when the project has a suitable cash flow profile. ERG and Interpay have therefore been excluded from this tender process.

(f) Sale of assets and investments

ERG continues to closely monitor the performance of its assets and review the extent to which the Group's capital should be invested in the assets it holds. The Board is focused on capital efficiency and wherever appropriate will redeploy it to the numerous core business opportunities in AFC projects throughout the world.

Accordingly the Group has realised investments previously held in Downer EDI and ECard Pty Ltd and is in advance negotiations for the sale of PWI (see Section 6.4 below).

(g) Final payment due from Melbourne scope creep claim

On 28 February 2003 ERG announced the third and final payment has become due to its subsidiary, OneLink Transit Systems (OneLink), under the terms of the Melbourne scope creep settlement originally announced on 30 May 2002. The settlement allowed a final payment of $20 million to be made to OneLink on demonstration of improved availability standards of the Melbourne automated ticketing system for public transport passengers. OneLink achieved these standards with a comfortable margin, giving rise to the payment and concluding all aspects of the settlement.

A lump sum payment of $5 million was made to OneLink, with $3.3 million of the proceeds flowing directly through to ERG. The remaining $15 million will be paid progressively to OneLink over the remaining term of the contract that expires in March 2007. Approximately $6 million of these funds will flow directly to ERG. These payments are in addition to the $2.85 million increased maintenance payment due to ERG each year and commencing from 30 May 2002.

The payment is the third instalment of a $65 million staged settlement reached between OneLink and the Victorian Government for all outstanding claims in relation to the Melbourne automated ticketing system. The first payment of $25 million was paid on announcement of the settlement terms in May 2002, and the second instalment of $20 million was paid on signing of the contracts in October 2002.

6.3 ERG operations outlook

In the future, the Group expects the majority of its prospective projects to come from Europe, North America and Australia/New Zealand.

There are a number of projects for which ERG has tendered or may lodge a tender in the short to medium term. These opportunities include Stockholm, Lisbon, Yorkshire (in conjunction with Prepayment Cards Limited), Copenhagen and Perth.

The Group is focused on creating major AFC infrastructure installations throughout the world and using them to generate annuity style recurring revenues. The infrastructure systems include a central computer processing system to handle the transactions generated from the smart card base.

This strategic focus creates two key phases in the relationship with the Group's customers. Firstly, there is the initial installation of an AFC transit system that generates revenue similar to any major engineering or building contract.

Secondly, once the system is installed, the infrastructure is then exploited on two fronts with additional functionality added to the existing card base and the incremental cities being operated from the back office processing system. The focus in this stage of the project is to increase the transaction volume being processed by the operating company. ERG will often be contracted to maintain, as well as operate the system.

ERG continues to bid for transit tenders throughout the world, however, will only do so when the project has a suitable cash flow profile.



The current financial status of ERG and the continuing reluctance of customers to adjust their performance bond requirements to fit with the current market conditions, are seen as the major impediments to continued growth and may impact on ERG's capacity to continue to win new projects and maintain its market leading position. The Recapitalisation Proposal is seen as an important step in enabling the Company to continue to capitalise on its market leading technology.

In the event ERG is awarded further contracts or concludes contract negotiations, the Company will announce these developments to the ASX in accordance with ASX Listing Rule requirements.

6.4 PWI Sale

Consistent with its review of its assets and investments, ERG has reviewed its investment in PWI.

PWI is a Belgian-based company that develops multi-application, high-security, payment and identity smart card systems and applications based on its own proprietary intellectual property, Proton technology. Proton technology is a scaleable technology that is targeted at both large enterprise multi-issuer schemes and small closed environments and has been sold to licensees in 24 countries across the world. Over 35 million Proton-based smart cards are in circulation worldwide on a network of over 300,000 terminals.

ERG is in an advanced stage of negotiations with a significant global company for the sale of 100% of the shares in PWI.

(a) The key terms of the proposed sale are as follows:

(i) The total purchase consideration is to be calculated based on a formula and so is not a fixed amount. ERG expects to receive total consideration of approximately €60 million (A$109 million). This would provide net cash proceeds of approximately $60 million to the Group after repayment of inter-company loans and a licence to the Proton technology.

(ii) As part of the consideration, ERG will be entitled to an earn-out fee of up to €22.5 million based on certain milestones dependent on the number of cards incorporating Proton technology sold by ERG or used by its customers.

(iii) ERG will take a non exclusive global licence of the Proton technology so that it can continue to promote and exploit the Proton technology in conjunction with its major transit project card bases. The licence is for 20 years and will ensure that ERG has ongoing access to the Proton technology. ERG has exclusive rights in respect to nominated customers for five years.

(iv) The agreement is expected to be conditional on the revision and, in some cases, termination of certain licence agreements between PWI and certain ERG subsidiaries, the transfer of ERG's 50% shareholding in Triumphant Launch to PWI and there being no change in the key employees of PWI before completion.

(v) The agreement will contain usual warranties in favour of the purchaser in relation to the PWI business.

The Board is confident that final agreement consistent with the terms set out above will be reached and completion will proceed with the proposed purchaser of PWI before the end of March 2003.

(b) The key effects of the disposal of PWI on the financial position of ERG are as follows:

(i) ERG will receive net cash proceeds of approximately $60 million at completion.

(ii) ERG has written down intangibles related to the acquisition of PWI by approximately $52.4 million representing a reduction in the goodwill accrued on the acquisition of PWI and consistent with ERG's current accounting policies has posted a write down against the value of intangibles associated with the PWI licence referred to in the summary of key terms above.



(iii) ERG will cease to be responsible for liabilities of approximately $23 million attributable to PWI, which are included in the Group consolidated accounts. An allowance for certain liabilities of PWI will be made in determining the purchase consideration for PWI.

(iv) As part of the terms of the transaction, the purchaser will pay a milestone consideration to ERG based on the number of cards sold by the purchaser to ERG or its customers. As this consideration will not be recognised on the settlement of the transaction, a recoverable amount write-down has been made against the carrying value of the asset as at 31 December 2002. The revenue on the milestone consideration from the purchaser will be recognised in the year when it is earned.

(v) At 30 June 2002, a liability was accrued representing an amount of $38,022,000 relating to additional consideration payable to the three original vendors of PWI. This amount was based on a Share price of $0.30. Under the PWI acquisition agreements, these vendors each received 14,841,655 Shares which cannot be sold or otherwise disposed of prior to 16 March 2005 without the prior consent of ERG (**Restricted Shares**). This additional consideration is payable should those vendors sell their Restricted Shares in the 90 day period following 16 March 2005 for an average price per Share less than a guaranteed minimum price. For accounting purposes, the amount of additional consideration payable to be recorded in ERG's accounts is calculated as the net present value of the difference between the sale price of those Shares and the guaranteed minimum price. The additional consideration is payable in cash within 30 days of the completion of any such sale of the Restricted Shares. The liability increased by $8.9 million to $46.9 million as at 31 December 2002 due to the further fall of the ERG Share price to $0.10 at 31 December 2002. This liability will continue to be reflected in the accounts of ERG following the sale of PWI.

(vi) ERG will no longer have the risk associated with the research and development required for the Proton technology.

6.5 Financial performance and outlook

Total revenue for the half-year ended 31 December 2002 was approximately $121 million, down from the $136 million reported in the period to 31 December 2001. An overall operating loss of $124.9 million, compared to $199.4 million in the prior period, was recorded for the period to 31 December 2002. The loss was after a provision of $52.4 million against the carrying value of the PWI asset, a charge of $8.9 million to recognise the increase in the deferred liability in relation to the acquisition of PWI as a result of the fall in ERG's Share price from $0.30 at 30 June 2002 to $0.10 at 31 December 2002, and consultants' costs of $9.4 million for the Recapitalisation Proposal and the restructure of the balance sheet. During this period, ERG incurred expenditure on borrowing costs of $12.4 million and depreciation and amortisation charges of $22.2 million.

The result for the period continued to be impacted upon by delays in the commencement of major projects, notably the recently signed Sydney Integrated Ticketing System contract. The next stage of the Rome project, involving the expansion with the surrounding Lazio region, has also continued to be delayed. The contract for the supply of an AFC System in Washington was only awarded in January 2003 and work on this project is expected to commence in the second quarter of 2003. ERG expects the commencement of the San Francisco Phase II project shortly after finalisation of contracts.

With the Group's continued focus on cash management, cost cutting measures and with the receipt of part of the settlement of claims for the Melbourne AFC Project from the Victorian State Government pursuant to the settlement announced to the market on 30 May 2002, the operating cash net inflow from operating activities before interest expenses and one-off restructure costs for the period was positive. Over the six-month period to 31 December 2002, ERG repaid the unlisted notes ($21 million), the loan facility from the Commonwealth Bank and bank debt for PWI ($21 million). This was assisted by funds from the sale of Downer EDI shares, ECard Pty Ltd and a drawdown on the B&B Loan.

In 2002, the Company raised equity of $104 million through a Rights Issue. Unfortunately due to changed banking attitudes, closure of Australian offices of international banks, the Group's adverse financial performance and market conditions generally, ERG's banking facilities were not extended and the Group was required to repay $65 million of bank facilities over the course of 2002. This significantly reduced the Group's available working capital.

ERG is not able to forecast its future financial performance with a degree of reliability to include in this Information Memorandum. In addition to the uncertainties which the Recapitalisation Proposal and PWI Sale seek to



address, its operations involve known and unknown risks, uncertainties and other factors which may impact on actual outcomes, many of which are outside the control of ERG. These factors include economic conditions in the markets in which the Group operates, consumer acceptance of smart card and electronic ticketing solutions, the timing and result of tender decisions and general achievement of the Company's business forecasts. These factors will cause the actual results, performance or achievements of ERG to differ, perhaps materially, from the results, performance or achievements expected by ERG management.

6.6 Further information on ERG

ERG is a disclosing entity for the purposes of Part 1.2A of the Corporations Act, and as such is subject to regular reporting and disclosure obligations. Copies of documents lodged in relation to ERG may be obtained from, or inspected at, an office of ASIC.

ERG will provide a copy of the following documents, free of charge, to a person who asks for it during the period from the date of issue of this Information Memorandum until the time of the Shareholder Meeting:

(a) the annual report of ERG for the year ended 30 June 2002, being the most recent annual report of ERG lodged with ASIC before the date of this Information Memorandum;

(b) Appendix 4B of the Company for the six month period to 31 December 2002; and

(c) all continuous disclosure notices used to notify ASX of information relating to ERG under the ASX Listing Rules in the period starting after lodgement of the annual report referred to above and ending on the date of this Information Memorandum, which are as follows:

ERG signs teaming agreement with Northrop Grumman IT	4 October 2002
Appendix 3B – Conversion of unlisted convertible notes	10 October 2002
Appendix 3B – Issue to Special Utilities Investment Trust Plc	16 October 2002
Annual Report/Top 20	22 October 2002
ERG signs Melbourne settlement contracts	25 October 2002
Notice of Annual General Meeting	30 October 2002
Change of Director's Interests/Initial Director's Interests	5 November 2002
Sale of ECard Shareholding	14 November 2002
AGM – Additional resolution and proxy form	18 November 2002
ERG flags capital restructure to support growth – Rights Issue	28 November 2002
Chairman's address to shareholders and presentation	28 November 2002
Results of AGM	29 November 2002
Article in *The Weekend Australian* on November 30 – 1 December 2002	2 December 2002
ERG pays out unlisted convertible notes	14 January 2003
Selected for Washington DC, Maryland, North Virginia Fare Project	20 January 2003
Subsidiary signs contract for Sydney Integrated Ticketing System	20 February 2003
Convertible Notes	25 February 2003
Reaches agreement for Seattle Regional Fare Collection System	26 February 2003
$20 million Melbourne settlement payment due to ERG subsidiary	28 February 2003
Half Year Accounts	6 March 2003
Presentation re Half Year Results	6 March 2003
Half Yearly results and negotiations for the sale of Proton World	6 March 2003
Notice of Meeting and Information Memorandum for Convertible Noteholders	6 March 2003



7 The Recapitalisation Proposal in Detail

7.1 Proposal

The Recapitalisation Proposal comprises five components relevant to Shareholders:

(a) the conversion of $250 million of Notes to Shares (called the **Listed Note Conversion**);

(b) the restructure of ERG's other existing debt obligations through the repayment of the unlisted convertible notes, the establishment of the B&B Loan and the Ingot Loans (together called the **Debt Restructure**);

(c) the proposed renounceable rights issue of Preference Shares with free attaching Listed Options to raise up to $50 million (called the **Rights Issue**) which is partly underwritten by the Ingot Entities and Babcock & Brown;

(d) the consolidation of every ten Shares into one Share (called the **Share Consolidation**); and

(e) the satisfaction of interest payments due on the Notes in April 2003 by the issue of new Shares (called the **April Interest Capitalisation**).

7.2 Listed Note Conversion

The key elements of the Listed Note Conversion are as follows:

(a) Terms of Listed Note Conversion

The amount outstanding under all Notes is to be converted to Shares at a conversion price of $0.15 per Share. Accordingly, if the Listed Note Conversion receives all necessary consents and approvals and all conditions to its implementation are satisfied, or where permitted waived, Noteholders at the relevant date will receive 90 Shares for every Note held in consideration for the $13.50 face value of each Note (subject to certain limited exceptions).

(b) Conditions to implementation

Implementation of the Listed Note Conversion requires a number of conditions to be satisfied including:

(i) approval by Shareholders (Resolutions 1.1 and 1.3), including ERG electing to proceed with the Listed Note Conversion if Resolution 2.1 (Preference Share terms) is not passed;

(ii) approval by Noteholders as an Extraordinary Noteholder Resolution of the proposed amendments to the Note Trust Deed required to effect the Listed Note Conversion and to permit the Company to use the Listed Note Conversion provisions;

(iii) the Foreign Investment Review Board raising no objection to the acquisition by the Ingot Entities of an interest in more than 15% of ERG under the Foreign Acquisitions and Takeovers Act as a result of the Recapitalisation Proposal;

(iv) the Board of ERG being restructured as follows:

(A) SUITS obtains representation on the Board through the appointment of Mr Duncan Saville or such other person as SUITS may nominate as a director of ERG; and

(B) the number of Directors of ERG are reduced to a maximum of five (including the SUITS nominee);

(v) no insolvency event occurring in relation to the Company;



The conditions referred to in paragraph (iv) above can be waived by SUITS. No other conditions to the Listed Note Conversion can be waived.

All conditions must be satisfied, or where permitted waived, and the Conversion Date must occur on or before 30 June 2003.

The Board restructure condition referred to in paragraph (iv) above will be deemed to have been satisfied five business days after the Shareholder approvals referred to above have been obtained unless SUITS gives ERG prior notice of the non-fulfilment of that condition.

(c) Effect on interest payments

The interest accrued on the Notes for the period up to 1 April 2003 is to be dealt with as part of the April Interest Capitalisation (see Section 7.3 below for details). Irrespective of the outcome of the April Interest Capitalisation, if the Listed Note Conversion proceeds, Noteholders will not receive payment in cash or by the issue of additional Shares for interest accrued but unpaid for the period after 1 April 2003 to the date of conversion of the Notes.

(d) Excluded Notes

If the conversion of Notes would result, or is likely to result, in the holder, the beneficial holder or their respective related bodies corporate breaching section 842 of the UK Tax Act, the Notes can be classified as Excluded Notes.

If Notes are classified as Excluded Notes:

(i) The Excluded Notes will give the holder rights to conversion on the same basis as under the Listed Note Conversion (ie 90 Shares per Note) and rights on a winding up to receive the same amount as that payable to Shareholders on a winding up (on the basis that the Notes had been converted to Shares). The Notes will cease to provide Noteholders with all other substantive rights (including, without limitation, rights to vote, receive interest, call for redemption or repayment and any preference on a winding up).

(ii) The Excluded Notes will cease to be listed on ASX and the holder may not sell the Excluded Notes. ERG can however elect to buy back any Notes not converted.

(iii) If Excluded Notes are not converted to Shares on or before 1 October 2005, ERG will convert the Excluded Notes and have the Shares which would have been issued to the holder issued to a nominee and sold in the manner proposed for Ineligible Foreign Noteholders as described in Section 7.5(f) below. The net proceeds of sale will be returned to the holder.

(iv) ERG must not declare a dividend payable on Shares whilst any Excluded Notes remain on issue and are not converted. However, ERG is not prevented from declaring and paying dividends on Preference Shares during that period.

ERG has been advised that certain of the Ingot Entities may seek to rely on the s842 Carve Out and have its Notes classified as Excluded Notes (see Section 4.4).

(e) Key implications of the Listed Note Conversion for Noteholders

Set out below is what the Board considers are some of the key implications of the Listed Note Conversion for Noteholders which are not described elsewhere in this Information Memorandum (as implications for Shareholders). These are not the only implications and the relevance to particular Noteholders may vary.

(i) The Listed Note Conversion provides Noteholders with the opportunity to convert the face value of the Notes to equity at a ratio of 90 Shares per Note (excluding accumulated interest) rather than the current ratio of three Shares per Note.

(ii) The Notes have traded at a significant discount to their face value for the majority of the time since they were listed. The Listed Note Conversion provides an opportunity to receive Shares for the



Notes at a ratio of 90 Shares per Note which represents a significant premium to the market value of the Notes (based on the market price of Shares and Notes at the time of announcement of the Recapitalisation Proposal). Ultimately the value received on conversion of the Notes to Shares is dependent on the value of Shares at the time of issue. The value of a Share is dependent on a range of external factors such as prevailing market conditions and investor confidence. It is also expected to be affected by the performance of ERG's businesses; its commercial prospects and profitability, the success of the Recapitalisation Proposal, including the extent to which it is approved and implemented, and the completion of the PWI Sale. Historically, the Shares have been highly liquid, with an active trading market on ASX.

More details in relation to the past Share price performance of Shares are set out in the Independent Expert's Report.

(iii) Through the conversion rights of the Notes, Noteholders have an existing right to participate in the equity upside of Shares by converting the Notes. Given the current Share price, participation in the equity upside for Noteholders will effectively apply only once the Share price exceeds $4.50. By converting the Notes into Shares in accordance with the terms of the Listed Note Conversion, Noteholders participate in the equity upside potential of Shares once the Share price exceeds $0.15.

(iv) The Notes are subordinated debt obligations of ERG and as such rank ahead of all equity interests of ERG (eg Shares) for repayment in a winding up but after all other debt interests. The Listed Note Conversion will convert Noteholders' interests in ERG to equity interests which will rank equally from the date of issue with all other Shares on issue. Preference Shares issued under the Rights Issue will rank ahead of Shares for payment of dividends and return of capital on a winding up.

(v) Noteholders will not receive any interest or Shares in lieu of interest for the period after 1 April 2003 upon the Listed Note Conversion being implemented. The approvals given by Noteholders at the Noteholder Meeting will remain effective until 30 June 2003. It is possible that the Listed Note Conversion would not be implemented until that date at which time Noteholders would receive Shares for conversion of their Notes. If all the conditions to the Listed Note Conversion are not satisfied by 30 June 2003 then the Listed Note Conversion will not proceed.

(vi) Perpetual Trustee Company Limited acts as trustee on behalf of Noteholders under the Note Trust Deed. Provided that all Notes have been converted to Shares, the obligations of the Trustee to protect the interests of Noteholders will cease and shortly after that the Note Trust Deed will terminate. Accordingly, Noteholders and their advisers (if any) will be responsible for their own interests and monitoring the performance of their investment.

(vii) The taxation implications of the Recapitalisation Proposal are outlined in the Ernst & Young Taxation Report contained in Annexure 2 of this Information Memorandum.

(viii) If the Listed Note Conversion does not proceed, the Company has an ongoing annual interest obligation on the Notes of over $18 million. To assist the Company's funding position in these circumstances, the Company has proposed an amendment to the Note Trust Deed to enable it to elect to satisfy future interest payments by the issue of Shares provided:

(A) the Company obtains all necessary approvals for the issue of Shares prior to the relevant interest payment date; and

(B) the Company announces its intention to apply the Future Interest Capitalisation provisions within the relevant time requirements.

The issue price of Shares under the Future Interest Capitalisation is based on 95% of the volume weighted average price of Shares on ASX during the five trading days prior to the relevant interest payment date.

The inclusion of this right is subject to Noteholder approval at the Noteholder Meeting.



7.3 April Interest Capitalisation

The amount of over $9 million of interest due on the Notes for the period to 1 April 2003 is to be satisfied by the issue of new Shares at an issue price of $0.15 per Share.

If the April Interest Capitalisation obtains the required approvals from Noteholders at the Noteholder Meeting before 1 April 2003 and the Note Trust Amending Deed is executed before 21 April 2003, each Noteholder will receive 3.375 Shares for every Note held on the April Interest Payment record date (17 March 2003) in satisfaction of the interest payment of $0.50625 for each Note. Entitlements to a fraction of a Share will be disregarded.

The issue of Shares under the April Interest Capitalisation does not require Shareholder approval. However, if it is implemented the Company will seek ratification of the Share issue by Shareholders (Resolution 4). The Company will advise Shareholders at the Shareholder Meeting if it has been implemented.

If the conditions for implementation of the April Interest Capitalisation are not satisfied by the relevant dates, the April Interest Capitalisation will not proceed and ERG will pay the April Interest Payment in cash together with interest calculated at 7.5% per annum for late payment.

ERG has obtained a waiver from ASX to enable related parties of ERG holding Notes to have their interest entitlements satisfied by the issue of Shares and so be treated equally with all other Noteholders.

7.4 Debt Restructure

In addition to the Listed Note Conversion, as part of the debt restructure of the Group, the Company has restructured its debt profile through the repayment of the unlisted convertible notes in ERG and by obtaining new debt facilities from Babcock & Brown and the Ingot Entities. Details of the key terms and implications of these arrangements are set out below.

(a) Unlisted Notes

ERG issued 18,178,989 Unlisted Notes with an 8% coupon to entities associated with Motorola Inc in 1997. The Ingot Entities acquired 8,000,000 Unlisted Notes in October 2001, and Motorola converted a further 4,350,000 Unlisted Notes into Shares during the term of the Unlisted Notes. The Shares were subsequently sold on market. The remaining Unlisted Notes became due for redemption in October 2002. In December 2002, the amount owed to entities associated with Motorola in connection with the Unlisted Notes was repaid in full and ERG was released from all obligations to Motorola. The funds to effect this repayment were drawn down under the B&B Loan.

In January 2003, the amount owed to the Ingot Entities in connection with the Unlisted Notes was repaid in full and ERG was released from all obligations to the Ingot Entities in relation to the Unlisted Notes. The funds for repayment were provided under the Ingot Loans.

(b) Ingot Loans

The Ingot Entities have provided ERG with loans of approximately $25.4 million (**Ingot Loans**) to facilitate the restructure of its debt position and meet ongoing financial obligations. The Ingot Loans are secured under the Group's security trust arrangements, which are discussed in Section 8.5(e).

The Ingot Loans have been advanced by the following entities:

(i) SUITS has advanced approximately $23 million; and

(ii) Utilico has advanced approximately $2.4 million.

SUITS and Utilico have the following rights to convert the Ingot Loans to equity (**Debt Conversion Rights**), subject to any necessary regulatory and Shareholder approvals being obtained:



(i) they may convert the Ingot Loans and any accrued but unpaid interest to Shares at an effective conversion price of $0.15 per Share on the last business day of any calendar month;

(ii) they may convert the Ingot Loans to Preference Shares at an effective conversion price of $0.15 on the last business day of any calendar month; or

(iii) SUITS may convert its portion of the Ingot Loans to Preference Shares in satisfaction of its underwriting obligations for the Rights Issue, as mentioned in Section 7.5(e) below.

In addition, SUITS and Utilico are entitled to receive up to a total of 169.5 million $0.20 options which will have the same terms as those issued under the Rights Issue and which will be listed if the Rights Issue proceeds (**Listed Options**). In addition, to the extent that ERG elects to repay the Ingot Loans before the maturity date in approximately five years, SUITS and Utilico will be entitled to receive the number of options having an exercise price of $0.15 calculated by dividing the amount repaid by $0.15. These early repayment options will not be listed (**Unlisted Options**).

ERG is entitled to meet the interest payable on the Ingot Loans by issuing new Shares to SUITS and Utilico (**Interest Conversion Rights**), subject to the issue of Shares to SUITS not resulting in a breach of section 842 of the UK Tax Act.

Further details in relation to the Ingot Loans are set out in Section 8.5(d).

(c) B&B Loan

Babcock & Brown has provided a $30 million stand-by loan facility (**B&B Loan**) to ERG to assist with funding ongoing working capital requirements. At the date of this Information Memorandum ERG has drawn on approximately $16.3 million of this facility. Further drawdowns under this facility may only be made at Babcock & Brown's absolute discretion.

The B&B Loan is secured under the ERG Security Trust (see Section 8.5(e) for details).

This B&B Loan is repayable as follows:

(i) $10 million no later than 31 May 2003; and

(ii) the balance on 28 December 2003.

In addition, the B&B Loan is repayable in full on receipt of funds from either the Rights Issue or proceeds from the PWI Sale, should either of these occur before the above repayment dates.

Details of the B&B Loan are set out in Section 8.5(c).

(d) Approval requirements

As indicated above, the funding facilities comprising the Ingot Loans have been put in place and monies advanced.

In summary, the following components of the Ingot Loans require Shareholder approval:

(i) the granting of the Listed Options;

(ii) the granting of the Unlisted Options;

(iii) the giving of the Debt Conversion Rights; and

(iv) the giving of the Interest Conversion Rights.

Should Noteholders approve the Listed Note Conversion approval will then be sought from Shareholders for each of these components under Resolutions 1.2 and 1.3.



The ASX Listing Rules contain restrictions on the period of effectiveness of some of the approvals obtained from Shareholders. ERG has obtained waivers from ASX to ensure that the securities referred to above can be issued without the requirement for further Shareholder approval (see Section 8.6 for details).

The Shareholder approvals for the Debt Conversion Rights, the Ingot Options and the Interest Conversion Rights are inter-conditional with the Shareholder approvals for the Listed Note Conversion. Accordingly, if the approvals for any of the Listed Note Conversion or the Debt Restructure are not approved, neither of those components of the Recapitalisation Proposal will proceed.

7.5 Rights Issue

Following implementation of the Listed Note Conversion, ERG may seek to raise up to $50 million through a renounceable Rights Issue. There is no guarantee that the full $50 million will be raised and ERG has a discretion whether or not to proceed with the Rights Issue. Details of the proposed Rights Issue are set out below.

(a) Rights Issue terms

The key terms of the Rights Issue are set out below:

(i) All Shareholders will be entitled to participate in the Rights Issue, including persons who receive Shares under the Listed Note Conversion and the April Interest Capitalisation, provided they remain registered as holders of those Shares as at the Rights Issue Record Date. Ineligible Foreign Noteholders whose Share entitlement under the Listed Note Conversion and April Interest Capitalisation are issued to the nominee for sale are not expected to be holders of Shares at this date and so will not participate in the Rights Issue.

(ii) Similarly, any person whose Notes are classified as Excluded Notes will not be a Shareholder on the Rights Issue Record Date in respect of those Notes and will not participate in the Rights Issue.

(iii) The Rights Issue is renounceable. This means that even if Shareholders do not wish to subscribe for Preference Shares and attaching Listed Options they can sell their rights on the ASX (subject to there being a viable market for the rights). The Prospectus relating to the Rights Issue will set out full details on how Shareholders can deal with rights or subscribe for new Preference Shares and attaching Listed Options.

(iv) The issue price under the Rights Issue is currently intended to be $0.15 per new Preference Share.

(v) A Prospectus will be issued and made available in relation to the Rights Issue when the securities are offered and any person who wishes to subscribe for Preference Shares and Listed Options will need to complete the application form which will accompany the Prospectus.

A final decision whether or not to proceed with the Rights Issue will be made following implementation of the Listed Note Conversion and the Company is not bound to proceed with the Rights Issue.

(b) Approval requirements

The terms of the Preference Shares require Shareholder approval under the Corporations Act before they can be issued by ERG (Resolution 2.1). Accordingly, Shareholders are being asked to approve the terms of issue of the Preference Shares by special resolution.

(c) Preference Share terms

The Preference Shares offered under the Rights Issue will provide preferential rights over and above those of Shares. The full terms are set out in Annexure 3 and the key terms are summarised below:

(i) Each Preference Share is convertible at the election of the holder into one Share. Preference Shares may be converted during two nominated window periods each year or if control of ERG passes under a takeover offer or scheme of arrangement. ERG can convert or redeem the Preference Shares after five years, subject to any relevant restrictions at law. If ERG elects to



convert the Preference Shares, the conversion ratio is the greater of one Share for each Preference Share, or the ratio linked to a volume weighted average price of Shares at the time of conversion.

(ii) The Preference Shares entitle the holders to a preferential dividend at the rate of 10% per annum. The payment of dividends is at the discretion of the Directors and is subject to the Directors declaring or resolving to pay a dividend on the Preference Shares and there being no impediment at law to the payment. Dividends can only be paid out of profits of the Company. ERG will use reasonable endeavours to ensure that there are sufficient profits to pay out dividends and that dividends are paid when sufficient profits are available. ERG may pay dividends by the issue of additional Shares based on the volume weighted average price of Shares prior to the relevant dividend payment date. A dividend which is not paid (or satisfied by the issue of Shares) when due will accumulate. Accumulated but unpaid dividends will be converted to Shares on conversion. Dividends payable on the Preference Shares will be paid in priority to any dividend on the Shares. No dividend can be paid on Shares until all accumulated dividends have been paid. Similarly, no dividends can be paid on Shares while there are Excluded Notes on issue. The Company can decide to pay dividends on the Preference Shares by an issue of new Shares based on the volume weighted average price.

(iii) The Preference Shares are redeemable at their issue price of $0.15 at the election of ERG at any time after five years (subject to the holder's right to convert following notification of intended redemption). Under the Corporations Act, redemption is only permitted from profits or the proceeds of a new issue of Shares made for the purpose of redemption. Holders are not entitled to require redemption of the Preference Shares.

(iv) On a winding up of ERG, Preference Shareholders have a right to receive the issue price of $0.15 and any accumulated but unpaid dividends in priority to any return of capital to holders of Shares.

(v) It is intended that if the Rights Issue proceeds, the Preference Shares will be listed for quotation on ASX.

(d) Listed Option terms

The Listed Options will provide additional value to the subscribers under the Rights Issue and a potential future source of funds to ERG (subject to the options being exercised). The full terms are set out in Annexure 4 and the key terms of the Listed Options to be offered under the Rights Issue are summarised below:

(i) a Listed Option entitles the holder, on payment of the exercise price of $0.20, to receive one Share. Listed Options may be exercised by the holder at any time after the date of issue;

(ii) the Listed Options will lapse if not exercised on or before 30 May 2008; and

(iii) it is intended that if the Rights Issue proceeds, the Listed Options will be quoted on ASX.

(e) Underwriting arrangements

The Company has underwriting agreements with SUITS (an Ingot Entity) and Babcock & Brown for $23 million of the Rights Issue. Australian Ethical has indicated it is willing to commit to take up at least $2.5 million of its entitlement to Preference Shares under the Rights Issue and may also underwrite a portion of the Rights Issue. The key terms of the SUITS and Babcock & Brown underwriting arrangements are set out below:

(i) SUITS has undertaken to underwrite the Rights Issue for up to an aggregate amount of $20 million. SUITS will satisfy its obligation to subscribe for any shortfall first by setting off any amount owed to it by ERG under the Ingot Loans. An underwriting fee of 3% of the aggregate amount of SUITS' underwriting commitment will be payable to SUITS. The SUITS underwriting commitment is subject to a limited number of conditions, including the Listed Note Conversion taking effect and the conversion rights for the Ingot Loans as well as the terms of the Preference Shares, being approved by Shareholders and no insolvency event occurring in respect of ERG or any of its material operating subsidiaries



(ii) Babcock & Brown has undertaken to underwrite the Rights Issue for up to $3 million. An underwriting fee of 3% of the actual amount of any shortfall Babcock & Brown are called on to subscribe for under this underwriting obligation is payable. The Babcock & Brown underwriting commitment is subject to a limited number of conditions, including the Listed Note Conversion taking effect and the conversion rights for the Ingot Loans being approved by Shareholders and no insolvency event occurring in respect of ERG or any of its material operating subsidiaries. If called upon to contribute to any shortfall of the Rights Issue, Babcock & Brown will first offset the underwriting commitment against fees payable by the Company to Babcock & Brown.

(iii) Paterson Ord Minnett **(POM)** has been mandated by ERG to facilitate the underwriting of the full $50 million Rights Issue. POM's underwriting obligations are to be agreed and will be conditional on obtaining sub-underwriters and on usual termination events. It is expected that POM will receive an issue management fee of 1% and an underwriting fee of 3% of the amount actually underwritten (excluding any amount actually underwritten by SUITS and Babcock & Brown). The minimum management fee payable to POM is $175,000. POM is expected to advise the level of underwriting support it can provide (if any) just prior to issue of the Prospectus for the Rights Issue. In addition, ERG may pay a lodgement fee on entitlement and applications stamped by a broker and accepted by ERG.

(iv) The Prospectus for the Rights Issue will contain a shortfall application to permit Shareholders and retail investors to subscribe for additional preference shares.

(f) Foreign Shareholders

Persons who are classified as ineligible foreign Shareholders will have their entitlements to rights under the Rights Issue issued to a nominee and sold on their behalf.

7.6 Share Consolidation

Following completion of the Listed Note Conversion and the Rights Issue, ERG will have over three billion Shares on issue. The Board considers that the number of Shares on issue is excessive. Accordingly, it is intended that the number of Shares on issue be reduced by consolidating every ten Shares into one Share.

The Share Consolidation is not expected to be implemented until all other steps under the Recapitalisation Proposal have been completed but is expected to be implemented before 30 September 2003.

(a) Impact of Share Consolidation

The Share Consolidation will reduce the number of Shares on issue following the Listed Note Conversion and the Rights Issue from over three billion Shares to over 300 million Shares.

The Share Consolidation will have no impact on the amount of paid up share capital in the Company and involves no return of capital to Shareholders.

Theoretically, all other things being equal, following the Share Consolidation the Share price of Shares on ASX should be ten times that of the pre-Share Consolidation Share price. In practice, the Share price is affected by a range of factors outside the control of the Company (including the impact of the Recapitalisation Proposal itself) and so the post-Share Consolidation Share price cannot be forecast.

(b) Effect on other securities

The terms of all issued securities in ERG including the Preference Shares and Listed Options will be adjusted to take account of the Share Consolidation. In particular:

(i) To the extent that Shares are issued prior to the Share Consolidation being implemented, the Share Consolidation will have no effect as at the date of issue. The Shares issued will be consolidated along with all other Shares then on issue when the Share Consolidation is implemented; and

(ii) To the extent that Preference Shares are issued prior to the Share Consolidation being implemented, on the Share Consolidation taking effect, the number of Preference Shares will be



consolidated on the same basis as the Shares. Preference Shares issued after the Share Consolidation will be issued on a consolidated basis (ie at an issue price of $1.50 and convert into one Share for each Preference Share, subject to there being no accumulated dividends at the time of conversion and no other adjustments to the conversion terms being made).

(iii) To the extent that options are issued prior to the Share Consolidation being implemented, on the Share Consolidation taking effect, the number of Options issued will be consolidated on the same basis as the Shares (eg every ten Listed Options will be consolidated into one option with an exercise price of $2.00 and will be exercisable into one Share). Options issued after the Share Consolidation will have the same terms as those on issue before the Share Consolidation.

Shareholders are urged to carefully consider the implications of the Share Consolidation on the Share price before making decisions to deal in Shares at or around the time of the Share Consolidation.

(c) Fractional entitlements to Shares

Shareholders entitled to a fraction of a Share will have the fractional entitlement rounded down to the nearest whole number of Shares.

(d) Approval requirements

The Share Consolidation requires approval by Shareholders by ordinary resolution. The Share Consolidation is voted on independently by the Shareholders and may or may not proceed irrespective of the voting on other elements of the Recapitalisation Proposal.

(e) Timing for implementation

If approved by Shareholders, the Share Consolidation will take effect on a date to be specified by ERG and which will be announced to ASX. The date selected by ERG will be after completion of the Rights Issue, if the Rights Issue proceeds, and in any event will be no later than 30 September 2003 (provided it is approved by Shareholders).

7.7 Other implications

s842 Carve Out for UK Investment Trusts

An investment trust is known in the United Kingdom (**UK**) as a public company which uses its expertise to invest pooled resources mostly in stocks and shares of other companies (**Investment Trust**). An Approved Investment Trust for the purposes of section 842 of the UK Tax Act is exempt from corporations tax on capital gains derived by the trust. There are strict tax and legal requirements for obtaining approval as an **Investment Trust** and these requirements must be met at all times throughout each accounting period for which approval is sought.

If a Noteholder, a person beneficially entitled to the Notes registered in the name of the Noteholder or any of their respective related bodies corporate (**Affected Noteholders**) would or are reasonably expected to cease to qualify as an Investment Trust under section 842 of the UK Tax Act as a result of the issue of Shares under the April Interest Capitalisation, the Listed Note Conversion or the Future Interest Capitalisation (as the case may be), the Affected Noteholder may apply to ERG to have their Notes classified as Excluded Notes.

Similarly if the subscription for a shortfall under the underwriting obligations of SUITS would cause it to cease to qualify as an Investment Trust it may require that its portion of the Ingot Loans be classified as an Excluded Loan.

In these circumstances, the person affected will not be required to take up Shares or Preference Shares and Listed Options, but:

(a) in the case of the Listed Note Conversion will effectively defer the conversion of its Notes for a period up to 1 October 2005 and if not converted by then, the Notes will be converted and the Shares issued to a nominee for sale on behalf of the Affected Noteholder;

(b) in the case of the April Interest Capitalisation and the Future Interest Capitalisation, will have its entitlement to Shares issued to a nominee and sold on its behalf; and



(c) in the case of the underwriting obligations of SUITS, will have the underwriting shortfall subscription obligations postponed until not later than the repayment date of the Loan and if not subscribed for by then, the Loan will be converted and the Preference Shares and Listed Options issued to a nominee for sale on behalf of SUITS.



8 Additional information

8.1 Additional information in relation to resolutions

Additional information on each resolution required by the ASX Listing Rules or the Corporations Act is set out below.

Restructure Resolutions

(a) Resolution 1.1 – Issue of Shares under Listed Note Conversion and Excluded Notes

This resolution has been proposed so that Shareholders may consider, and if thought fit, approve for the purposes of ASX Listing Rules 7.1 and 10.11, the issue of Shares to persons who hold Notes as at the Listed Note Conversion Record Date.

The purpose of the issue is to convert the $250 million of Notes on issue into Shares.

ASX Listing Rule 7.1 provides that a company must not, subject to certain exceptions, issue during any 12 month period any equity securities if the number of such securities exceeds 15% of the number of ordinary shares on issue at the commencement of that 12 month period. The issue of Shares under the Listed Note Conversion and the conversion of the Excluded Notes (if any) is an issue of more than 15% of the number of Shares presently on issue and therefore requires Shareholder approval.

ASX Listing Rule 7.3 requires the following information to be provided to Shareholders:

(i) The maximum number of Shares to be issued under the Listed Note Conversion and the conversion of the Excluded Notes (if any) is 1,666,666,710.

(ii) While the Listed Note Conversion is subject to a number of conditions, the Company expects the issue of Shares under the Listed Note Conversion will be made within one month of the Shareholder Meeting. The issue of Shares on conversion of the Excluded Notes (if any) may be issued at any time up to and including 1 November 2005.

(iii) The issue price of the Shares is $0.15 per Share. If the conversion of Excluded Notes to Shares occurs after the Share Consolidation, the issue price of the Shares will be $1.50 per Share.

(iv) The allottees of the Shares for the purposes of ASX Listing Rule 7.1 will be all Noteholders who hold Notes on the Listed Note Conversion Record Date or a nominee appointed by the Company in accordance with the arrangements for Ineligible Foreign Noteholders.

(v) The Shares issued will rank equally in all respects with the other then existing issued Shares.

(vi) There will be no funds raised from the Listed Note Conversion.

ASX Listing Rule 10.11 provides that a listed company must obtain Shareholder approval for the issue of equity securities to a related party. The Directors of the Company are considered to be related parties for the purposes of the Corporations Act and the ASX Listing Rules. Accordingly, for any Director to receive Shares under the Listed Note Conversion, it is necessary to obtain Shareholder approval.

For the purposes of this approval, ASX Listing Rule 10.13 requires the following information to be provided to Shareholders:

(i) Peter Fogarty is the only Director who currently holds Notes and who will be issued Shares under the Listed Note Conversion.

(ii) The number of Shares to be issued to Peter Fogarty is 428,670.



(iii) While the Listed Note Conversion is subject to a number of conditions, the Company expects the issue of Shares under the Listed Note Conversion will be made within one month of the Shareholder Meeting.

(iv) The issue price of the Shares is $0.15 per Share. The Shares will rank equally in all respects with the other then existing issued Shares.

(v) There will be no funds raised from the issue of Shares to Peter Fogarty.

(b) Resolution 1.2 – Issue of securities for Debt Restructure

This resolution has been proposed so that Shareholders may consider, and if thought fit, approve for the purposes of ASX Listing Rules 7.1 and 10.11, the issue of securities to the Ingot Entities under the Debt Conversion Rights, the Interest Conversion Rights and their entitlement to options (on the same terms as the Listed Options) under the Ingot Loans.

It is not expected that the securities to be issued under the Debt Conversion Rights and the Interest Conversion Rights will exceed 15% of the issued capital of the Company after implementation of the Listed Note Conversion. However, the grant of those securities, together with other convertible or equity securities to be issued may exceed the 15% threshold.

Accordingly, approval is sought to enable ERG to disregard the securities issued under the Debt Conversion Rights and the Interest Conversion Rights when calculating the 15% threshold for new issues in the future.

ASX Listing Rule 7.3 requires the following information to be provided to Shareholders:

(i) The maximum numbers of securities to be issued to the Ingot Entities are set out in Section 4.

(ii) The final date on which the Company can issue the securities authorised by this resolution other than the Listed Options is 28 February 2008. The Listed Options will be issued within one month of the Shareholder Meeting.

(iii) The issue price of the Shares or Preference Shares issued under this resolution is $0.15 per security (on a pre-Share Consolidation basis).

The issue price of the Unlisted Options is nil.

The issue price of the Listed Options is nil.

The issue price of the Interest Conversion Shares will be 95% of the volume weighted average price of Shares for five days before the required date of issue.

(iv) The allottees of the Shares for the purposes of Listing Rule 7.1 will be the Ingot Entities.

(v) The terms of the relevant securities are included in the following parts of this Information Memorandum:

(A) the terms of the Preference Shares are set out in Annexure 3;

(B) the Shares will rank equally in all respects with the other then existing issued Shares;

(C) the key terms of the Listed Options are set out in Section 7.5(d) and the full terms are attached as Annexure 4; and

(D) the key terms of the Unlisted Options are set out in Section 7.4(b) and the full terms are attached as Annexure 5.



(vi) The intended use of the funds raised from the exercise of the Listed Options and Unlisted Options is expected to be to fund working capital requirements. There will be no new funds raised from the issue of the Debt Conversion Securities.

(vii) The dates of allotment are expected to be as set out in paragraph (ii) above.

It is anticipated that Mr Duncan Saville or his nominee will join the Board following implementation of the Listed Note Conversion. The Ingot Entities are associated with Mr Saville and so will be considered to be related parties for the purposes of ASX Listing Rule 10.11.

Listing Rule 10.11 requires the following information to be provided to Shareholders:

(i) the related parties are the Ingot Entities;

(ii) the number of securities to be issued to the Ingot Entities is set out above in Section 4;

(iii) the date by which the Company will issue the Shares is set out above in Section 8.1(b)(ii);

(iv) the issue prices and terms of the securities are set out above in Section 8.1(b)(iii) and (v); and

(v) the intended use of the funds raised is set out above in Section 8.1(b)(vi).

(c) Resolution 1.3 – acquisition of voting shares to Ingot Entities

Under the takeovers provisions of the Corporations Act, a person is prohibited from acquiring a relevant interest in shares in a company if:

(i) the acquisition would result in the person having more than 20% in the voting power in the company; or

(ii) the person already has between 20% and 90% of the voting power in the company, and after the acquisition would have a greater percentage of the company,

unless the acquisition falls under one of the exceptions set out in section 611 of the Corporations Act. One such exception is acquisitions which have been approved by non-interested Shareholders.

Under the Recapitalisation Proposal, the Ingot Entities could potentially be issued a maximum of 1,453,763,251 Shares, representing a maximum of 41.22% of the Shares.

Accordingly, the Company seeks approval for the purposes of item 7 of section 611 of the Corporations Act. The following paragraphs set out information required to be provided to Shareholders under item 7 of section 611 of the Corporations Act and ASIC Policy Statement 74. Shareholders are also referred to the Independent Expert's Report attached as Annexure 1.

(i) Identity of acquirers and their associates

The acquirers are the Ingot Entities. The Ingot Entities are Ingot Capital Management Pty Ltd, the Special Utilities Investment Trust plc, Stocks Convertible Fund plc and Utilico International Limited.

These entities are associates for the purposes of section 611 of the Corporations Act and a list of their associates is attached as Annexure 6.

(ii) Shares to which the allottees will be entitled immediately before and after the allotment

Utilico currently holds one Share in ERG.

The maximum number and percentage of Shares the Ingot Entities will be entitled to after the issue of Shares:



(A) under the Listed Note Conversion and April Interest Capitalisation;

(B) upon the conversion of any Preference Shares they hold;

(C) upon the exercise of Listed Options or Unlisted Options they hold;

(D) upon the conversion of any Preference Shares issued under the Rights Issue (if it proceeds) or the Excluded Loan;

(E) upon exercise of any Listed Options issued under the Rights Issue (if it proceeds) or the Excluded Loan;

(F) upon conversion of the Ingot Loans to Shares or the satisfaction of interest on the Ingot Loans by the issue of Shares; and

(G) by the Company in satisfaction of dividends due on any Preference Shares they hold,

is set out in Section 4.2. Additionally, details of the maximum extent of increase in the voting power of each of the Ingot Entities and their voting power as a result of the Recapitalisation Proposal are set out in Annexure 6.

(iii) Identity, associations and qualifications of proposed Directors

The Ingot Entities have advised ERG that should the Recapitalisation Proposal be approved they will seek representation on the Board through the appointment of Mr Duncan Saville (or his nominee).

Mr Saville is a chartered accountant, a director of Ingot, SUITS and Utilico. Mr Saville is an experienced company director and has been an adviser on various privatisations and corporatisations.

(iv) Future intentions

The Ingot Entities have advised that they are generally passive investors and have indicated that they do not intend to be involved in the day-to-day operations or management of ERG. It is expected, however, that they will seek that the Board continues its current review of the operating performance, management structure and strategy of ERG that is currently underway, with a view to determining whether operations can be enhanced and the return to Shareholders improved.

This review is expected to be completed shortly after the Recapitalisation Proposal is approved and implemented. It is possible there may be changes to the Board arising from this review.

(v) Intentions regarding the financial or dividend policies

The Ingot Entities have advised that they do not have any intentions to change significantly the financial or dividend policies of the Company. The Note Trust Amending Deed provides that no dividends are to be paid on Shares whilst there are Excluded Notes on issue.

(vi) Intentions regarding the business of the Company

Any decisions in relation to changing the business of the Company will be determined by the Board after conduct of the Board's review. Based on the information available to the Ingot Entities and subject to the outcome of the proposed review, the Ingot Entities have advised that it is expected that the current proposals by ERG to dispose of its shareholding interest in PWI and to seek to obtain project finance for key projects would be supported by the Ingot Entities. The Ingot Entities have no current intention to require disposal of other material assets of the ERG Group.



(vii) Intentions regarding further capital injections

The Ingot Entities have provided ERG with loans of approximately $25.4 million. Details of the Ingot Loans are set out in Section 7.4(b). Under the Ingot Loans, the Ingot Entities are entitled to be issued options and in certain circumstances upon early repayment of the loans.

If the Ingot Loans are converted to equity, or options are exercised, the Ingot Entities will be injecting further capital into ERG. The lenders will assess desirability of converting or exercising these rights from time to time in the future. The Ingot Entities have advised that currently there is no intention to convert or exercise these rights.

SUITS has also committed to provide underwriting support for the Rights Issue of up to $20 million. If called upon to contribute to the shortfall under the Rights Issue, SUITS will set off the amount payable for the shortfall against any amount outstanding under the SUITS Loan. Further details of the SUITS Underwriting Agreement is set out in Section 7.5(e).

(viii) Future employment

It is expected that the new Board member will seek that the Board continues its review of the management structure and personnel of ERG with a view to determining whether operations can be enhanced and the return to Shareholders improved. The review is expected to be conducted shortly after the Recapitalisation Proposal is approved and implemented. The extent of any changes to management or employees will be determined by the Board following completion of the review of management structure and personnel referred to above. It is possible that there may be changes to the Board and employment policies and arrangements as a consequence of that review.

(ix) Property transfers

The Ingot Entities have advised that there are no proposals whereby any property will be transferred between ERG and the Ingot Entities or any person associated with them.

(x) Fixed assets

The Ingot Entities have advised that there is no present intention to redeploy the fixed assets of ERG.

(xi) Contracts between the Ingot Entities and ERG

The following is a list of contracts which are conditional upon or directly or indirectly dependent on Shareholders' agreement to the allotment of Shares to the Ingot Entities under the Recapitalisation proposal:

(A) the Ingot Loans;

(B) the SUITS Underwriting Agreement;

(C) the B&B Underwriting Agreement; and

(D) ERG providing SUITS and Utilico with security under the ERG Security Trust for the Ingot Loans.

Further details of these contracts are set out in Section 7.

(xii) Timing

The allotment of Shares to the Ingot Entities is to be made progressively as each aspect of the Recapitalisation Proposal is implemented. For example, the Ingot Entities are expected to receive Shares under the Listed Note Conversion in May 2003. The Preference Shares which the Ingot



Entities may receive may be converted to Shares at any time, which may be after five years after their issue.

(xiii) Fair and reasonable

The Directors have commissioned EYCF to prepare a report on whether the issue of securities to the Ingot Entities under the Recapitalisation Proposal is fair and reasonable. This report is reproduced in full in Annexure 1 to this Information Memorandum. Shareholders are urged to read the report.

EYCF concludes the Recapitalisation Proposal is fair and reasonable to the Shareholders of ERG.

(xiv) Directors' recommendations

All Directors are of the opinion that the proposed issue of Shares to the Ingot Entities is in the best interests of ERG and its Shareholders and accordingly recommend Shareholders vote in favour of Resolution 1.3.

The Directors' recommendation that Shareholders vote in favour of Resolution 1.3 is based on the benefits of the Recapitalisation Proposal which have been explained in Section 1 of the Information Memorandum and the conclusions in the Independent Expert's Report.

Debt Restructure Resolutions

(a) Resolution 2.1 – Preference Share terms

The detailed terms of the Preference Shares are set out in Annexure 3 of this Information Memorandum.

(b) Resolution 2.2 – Issue of Shares under SUITS Underwriting Agreement

The following information is provided in relation to the proposed issue of Shares to satisfy SUITS' underwriting obligations where the subscription for those Shares is deferred due to adverse tax implications under the UK Tax Act in accordance with the ASX Listing Rules:

(i) The maximum numbers of securities to be issued are:

(A) 133,333,333 Preference Shares; and

(B) 133,333,333 Listed Options.

(ii) The issue price of the Preference Shares is $0.15 per Preference Share. The attaching Listed Options are free.

(iii) The allottee of the Preference Shares and Listed Options is SUITS.

(iv) The terms of the Preference Shares are set out in Annexure 3. The key terms of the Listed Options are set out in Section 7.5(d) and the full terms are attached as Annexure 4.

(v) SUITS will satisfy its underwriting obligations by setting off any amount owed to SUITS by ERG under the SUITS Loan. Accordingly, no new funds will be raised.

(vi) The dates of allotment are expected to be within 35 business days of the close of the Rights Issue or, if any part of the underwriting obligation is satisfied by an Excluded Loan reclassification on or before 28 February 2008.

(c) Resolution 2.3 – Issue of Shares to satisfy future dividends

ERG has the right but not the obligation to satisfy the payment of dividends on the Preference Shares by the issue of Shares (**Dividend Shares**) based on the Share price at the time of issue.



The following information relates to the Dividend Shares:

(i) The formula for calculating the number and issue price of the Dividend Shares is set out in clause 4.5 of the Preference Share terms in Annexure 3.

(ii) The allottees of the Dividend Shares will be all holders of Preference Shares on the relevant dividend record date for a dividend that the Company intends to satisfy by way of Share issue.

(iii) The terms of the Preference Shares are set out in Annexure 3. The Dividend Shares are fully paid ordinary shares and will rank equally in all respects with the other then existing issued Shares.

(iv) There will be no funds raised from the issue of Dividend Shares. Instead, there will be a saving of funds as the Dividend Shares will be issued in lieu of ERG making cash dividend payments.

(v) The Company will issue the Dividend Shares while the Preference Shares remain on issue. The dates of allotment are expected to be on or about the dividend payment date for the relevant dividend. The approval, if obtained, authorises the issue of these Shares for a period of five years after the date the first Preference Shares are issued.

(d) Resolution 2.4 – Issue of Shares in relation to Excluded Loan

The following information is provided in relation to the proposed issue of Shares under the Ingot Loan Agreements in accordance with the ASX Listing Rules:

Shares issued in lieu of dividends:

(i) The formula for calculating the number of Shares in lieu of dividends is the value of any dividend on the Preference Shares paid by the issue of Dividend Shares during the period of the Excluded Loan divided by $0.15.

(ii) The issue price of a Share in lieu of dividends is $0.15.

(iii) The allottee of the Shares in lieu of dividends is SUITS.

(iv) The Shares rank equally with all Shares currently on issue.

(v) There will be no funds raised from the issue of Shares in lieu of dividends. Instead, there will be a saving of funds as the Shares will be issued in lieu of ERG making cash dividend payments.

(vi) The Company may issue the Shares in lieu of dividends no later than one month after the final conversion date for the Excluded Loan.

(e) Resolution 3 – Share Consolidation

The Share Consolidation will reduce the number of Shares on issue following the Listed Note Conversion from over three billion Shares to over 300 million Shares.

Further details of the Share Consolidation are set out in Section 7.6.

(f) Resolution 4 – Ratification of Shares issued under April Interest Capitalisation

On or about 1 April 2003, ERG issued 62,500,002 Shares at a deemed issue price of $0.15 to Noteholders and a nominee appointed by the Company.

Under ASX Listing Rule 7.4, issues of Shares made without members' approval may be treated as having been made with members' approval if the issue did not breach the ASX Listing Rules and is subsequently approved by members. Approval is sought to enable ERG to disregard the Shares issued under the April Interest Capitalisation when calculating the 15% threshold for new issues in the future.



The following information is provided in relation to the ratification of the issue of April Interest Capitalisation Shares in accordance with the ASX Listing Rules:

(i) 62,500,002 Shares were allotted.

(ii) The Shares were issued at an issue price of $0.15 per Share.

(iii) The key terms of the Shares are set out in Section 7.3.

(iv) The allottees were Noteholders (except Ineligible Foreign Noteholders and Affected Noteholders whose entitlement to Shares was issued to a nominee appointed by the Company) who held Notes on 17 March 2003 (the April Interest Payment record date).

(v) There were no funds raised by the issue of Shares. Instead, funds were saved as the Shares were issued in lieu of ERG satisfying the April Interest Payment in cash.

8.2 Risks

In addition to the issues raised in other sections of this Information Memorandum, there are a number of factors that Shareholders should consider with respect to the Recapitalisation Proposal. These factors include, but are not limited to, the following.

(a) Forward looking statements and preparation of financial statements

The statements in this document which constitute forward looking statements involve known and unknown risks, uncertainties and other factors which may impact on actual outcomes, many of which are outside the control of ERG. These factors include economic conditions in the markets in which ERG operates, consumer acceptance of smart card and electronic ticketing solutions, the timing and result of tender decisions and general achievement of the Company's business forecasts. These factors will cause the actual results, performance or achievements of ERG to differ, perhaps materially, from the results, performance or achievements expressed or implied by those forward looking statements. The forward looking statements do not constitute a representation that future results will be achieved in the amounts or by the dates indicated and are presented as a guide to investors to assist them in assessing ERG in the context of the resolutions to be considered at the Shareholder Meeting. The forward looking statements are based on information available to ERG as at the date of this Information Memorandum.

The consolidated financial statements have been prepared taking into account the Directors' current assessment of the prospects for successful development and commercialisation of the Group's smart card and electronic ticketing solutions. Recoverability of the Company's recorded amounts for non-current assets depends on future events, which involve risks and uncertainties, some of which are outside the control of the Company.

(b) Financial risks

As indicated by the emphasis of matter audit opinion in the December 2002 half-yearly financial statements for ERG, there is ongoing risk associated with the financial position of ERG. This Information Memorandum seeks to provide information for Shareholders to assess that risk. Given the current financial position of ERG, the impact of what were considered minor adverse events in times when the Company was more financially secure may have a material adverse impact on ERG.

(c) Transaction risks

The Recapitalisation Proposal requires actions and undertakings by a range of parties not controlled by ERG to be performed, such as the underwriters, Shareholders and Noteholders. Similarly, the PWI Sale will require the performance by counterparties and third parties of certain acts and obligations for the transactions to be successfully completed. Irrespective of the legal obligations imposed under agreements, there remains a risk that other parties do not perform their obligations in full or at all. The failure of other parties to act as expected or in accordance with contractual obligations may have an adverse impact on ERG.



(d) Other potential outcomes

The implications for Shareholders under the Recapitalisation Proposal may vary significantly depending which components of the Recapitalisation Proposal and the PWI Sale are implemented, which are not and what other events occur in relation to ERG.

8.3 Trading implications that may impact Shareholders

(a) April Interest Capitalisation

The Shares issued under the April Interest Capitalisation are expected to be listed for quotation from the commencement of trading on 4 April 2003.

(b) Listed Note Conversion

Following satisfaction of the conditions for implementation of the Listed Note Conversion, ERG will make an announcement specifying the relevant implications for the trading in Notes and Shares to be issued on conversion of the Notes.

It is expected that trading in Notes on ASX will cease at the end of trading on the Conversion Date (as defined in the Note Trust Amending Deed) and deferred delivery trading in new Shares to be issued on conversion will begin at the commencement of trading the following trading day.

8.4 Directors' interests

(a) Interests of the Directors in Shares and Notes of the Company

The Directors and their related entities have the following interests in Shares, Notes and ERG options as at the date of this Information Memorandum:

Name	Options	Shares	Notes	Shares Issued Under the ERG Limited Employee Share Incentive Scheme (Unlisted)
A S Murdoch	0	785,000	0	0
P J Fogarty	3,750,000	6,101,243	4,763	5,250,000
E L Bolto	0	3,357,614	0	0
D J Humann	0	0	0	0
G L Crew	0	226,552	0	0
R N Topfer	0	0	0	0

Notes:

- Directors' interests include interests they have in Shares and Notes registered in the name of other persons.
- Option terms have previously been disclosed to ASX.

(b) Babcock & Brown Pty Ltd

Robert Topfer is also a director of Babcock & Brown.

As noted at Section 8.5(c) belowan associated company, Babcock & Brown Barton Pty Ltd, as nominee for Babcock & Brown Financial Services Pty Ltd, has advanced loan funding to ERG. Babcock & Brown has provided corporate advisory services to ERG.

Babcock & Brown has received fees and provided services as disclosed in Section 8.5(c).



(c) Agreements or arrangements with Directors

LTC Management Pty Ltd, of which Peter Fogarty is a director and shareholder, is entitled to incentive and bonus payments under the consultancy agreement it has with the Company. The Recapitalisation Proposal may affect the application of those payments.

There are no other agreements with Directors in relation to the Recapitalisation Proposal.

8.5 Material contracts summaries

(a) Underwriting agreements

SUITS Underwriting Agreement

ERG has entered into an underwriting agreement with SUITS. SUITS has agreed to underwrite the Rights Issue for an amount of $20 million, comprising 133,133,333 Preference Shares.

SUITS' obligation in respect of any shortfall is reduced on a dollar for dollar basis by all applications received under the Rights Issue, including any applications received in satisfaction of the underwriting and sub-underwriting obligations of others, except for underwriting by Babcock & Brown up to $3 million and any subscriptions from Australian Ethical up to $2.5 million.

ERG has agreed to pay SUITS an underwriting commission of 3% of the full value of SUITS' underwriting commitment of $20 million. No underwriting commission is payable if the Rights Issue does not proceed or the agreement is terminated.

ERG must also pay SUITS' reasonable costs incurred in connection with the Rights Issue. This obligation continues if the agreement is terminated by SUITS.

ERG indemnifies SUITS and their directors, officers, employees and related entities against all claims or losses they may sustain or incur as a result of:

(i) any announcement or other promotion made by ERG or by SUITS with ERG's approval in relation to the Rights Issue or the Prospectus;

(ii) any non-compliance by ERG, its officers or employees with any applicable law in relation to the Rights Issue or the Prospectus;

(iii) any investigation undertaken by ASIC or other regulatory bodies in relation to the Rights Issue or the Prospectus; or

(iv) any material breach by ERG of any of the terms of the SUITS Underwriting Agreement which is not rectified within five business days.

SUITS may terminate its obligations under the underwriting agreement by notice, without any cost or liability to SUITS, if any one or more of the following occurs prior to the allotment of the Rights Issue Preference Shares and Listed Options:

(i) SUITS reasonably forms the view that there is a material omission or false or misleading statement in the Prospectus, or the Prospectus does not otherwise comply with the requirements of the Corporations Act and the defect is not rectified prior to lodgement of the Prospectus with ASIC;

(ii) ERG is in material breach of any of the terms of the underwriting agreement which is not rectified within five Business Days;

(iii) ERG or any of its material operating subsidiaries is or becomes unable to pay debts when they are due or is presumed to be insolvent under the Corporations Act;



(iv) a voluntary administrator, liquidator or receiver or other external administrator is appointed to ERG or any of its material operating subsidiaries;

(v) Shareholders do not approve the Listed Note Conversion, the Debt Conversion Rights or the issue of Unlisted and Listed Options to SUITS in accordance with the terms of the Ingot Loans;

(vi) Shareholders do not approve the Preference Share terms;

(vii) documents relating to the Recapitalisation Proposal and specified by SUITS are not approved by SUITS prior to finalisation; or

(viii) the Prospectus is not lodged with ASIC on or before 30 June 2003.

To the extent that SUITS is required to provide funds under its underwriting commitment, SUITS will provide those funds by setting off any amount due to ERG under the SUITS Underwriting Agreement against any amounts owing by ERG to SUITS under the Ingot Loans.

ERG must consult with SUITS with respect to any references to SUITS or the SUITS Underwriting Agreement and any statements attributed to SUITS which are contained in the Prospectus.

If the satisfaction of SUITS' obligations with respect to the underwriting commitment would or would be likely to result in a breach of section 842 of the UK Tax Act, then SUITS may satisfy that portion of its underwriting commitment by reclassifying the relevant amount of the Ingot Loan into an Excluded Loan. The Excluded Loan will have the following key terms:

(i) the Excluded Loan will not accrue interest, will be unsecured and have no right to repayment other than on a winding up of ERG;

(ii) SUITS will be entitled to participate in a winding up to the same extent as a holder of Preference Shares with an equivalent value of the Excluded Loan;

(iii) SUITS can transfer the Excluded Loan to a related body corporate without consent, or to any other party with ERG's prior written consent;

(iv) SUITS will be entitled to receive the same amounts, on the same dates, in respect of the Excluded Loan as it would have been entitled to receive as dividend payments on the Preference Shares if the Excluded Loan had been converted into Preference Shares at the issue price under the Rights Issue;

(v) if Preference Shareholders are paid a dividend by the issue of new Shares then SUITS will not receive new Shares but the value of the dividend paid will be accumulated during the period of the Excluded Loan, which amount SUITS may then elect to convert into Shares at the issue price under the Rights Issue;

(vi) SUITS may elect to convert any or all of the Excluded Loan into Preference Shares at the issue price under the Rights Issue by notice to ERG;

(vii) if any or all of the Excluded Loan is not converted within five years, the remaining Excluded Loan will automatically be converted into Preference Shares which will be issued to a nominee, sold and the net proceeds of sale returned to SUITS.

Babcock & Brown Underwriting Agreement

ERG has entered into an underwriting agreement with Babcock & Brown. Babcock & Brown has agreed to underwrite the Rights Issue for an amount of $3 million, comprising 20,000,000 Preference Shares.

Babcock & Brown may elect to enter into a sub-underwriting agreement with POM or any other underwriter of the Rights Issue. Notwithstanding any clause or rights of termination under such sub-underwriting agreement, Babcock & Brown will have no right to terminate its underwriting commitment under the



Babcock & Brown Underwriting Agreement other than in accordance with the termination events set out below.

Babcock & Brown's obligation in respect of any shortfall is reduced on a dollar for dollar basis by all applications received under the Rights Issue after the receipt of at least $20 million (or if Australian Ethical takes up its entitlement to Preference Shares, $20 million plus the amount subscribed by Australian Ethical), including any applications received in satisfaction of the underwriting and sub-underwriting obligations of others, including POM and SUITS.

To the extent that Babcock & Brown is required to provide funds under its underwriting commitment, Babcock & Brown will provide those funds by setting off any amount due to ERG under the underwriting commitment against any amounts owing in respect of fees by ERG to Babcock & Brown (see Section 8.5(c) below regarding the B&B Loan for details of fees).

ERG has agreed that any funds raised under the Rights Issue (other than funds received in set-off under the SUITS Underwriting Agreement or the Babcock & Brown Underwriting Agreement) must be applied in accordance with the B&B Loan (details of which are set out in Section 8.5(c) below).

ERG must consult with Babcock & Brown with respect to any references to Babcock & Brown or the Babcock & Brown Underwriting Agreement, any statements attributed to Babcock & Brown which are contained in the Prospectus and any material amendment to the terms of the Preference Shares prior to lodgement of the Prospectus with ASIC.

ERG has agreed to pay Babcock & Brown an underwriting commission of 3% of the actual amount of the shortfall that Babcock & Brown is called on to subscribe for, excluding any applications by Babcock & Brown in relation to their sub-underwriting arrangements.

ERG must also pay Babcock & Brown's reasonable costs incurred in connection with the Rights Issue. This obligation continues if the agreement is terminated by Babcock & Brown.

ERG indemnifies Babcock & Brown and their directors, officers, employees and related entities against all claims or losses they may sustain or incur as a result of:

(i) any announcement or other promotion made by ERG or by Babcock & Brown with ERG's approval in relation to the Rights Issue or the Prospectus;

(ii) any non-compliance by ERG, its officers or employees with any applicable law in relation to the Rights Issue or the Prospectus;

(iii) any investigation undertaken by ASIC or any other regulatory body in relation to the Rights Issue or the Prospectus; and

(iv) any material breach by ERG of any of the terms of the Babcock & Brown Underwriting Agreement which is not rectified within five business days.

Babcock & Brown may terminate its obligations under the Babcock & Brown Underwriting Agreement by notice, without any cost or liability to Babcock & Brown, if any one or more of the following occurs prior to the allotment of the Rights Issue Preference Shares and Listed Options:

(i) Babcock & Brown reasonably forms the view that there is a material omission or false or misleading statement in the Prospectus, or the Prospectus does not otherwise comply with the requirements of the Corporations Act and the defect is not rectified prior to lodgement of the Prospectus with ASIC;

(ii) ERG is in material breach of any of the terms of the Underwriting Agreement which is not rectified within five business days;

(iii) ERG or any of its material operating subsidiaries is or becomes unable to pay debts when they are due or is presumed to be insolvent under the Corporations Act;



(iv) a voluntary administrator, liquidator or receiver or other external administrator is appointed to ERG or any of its material operating subsidiaries;

(v) Shareholders do not approve the Listed Note Conversion, the Debt Conversion Rights or the issue of Unlisted and Listed Options to Babcock & Brown in accordance with the terms of the Ingot Loans;

(vi) Shareholders do not approve the Preference Share terms;

(vii) documents relating to the Recapitalisation Proposal and specified by Babcock & Brown are not approved by Babcock & Brown prior to finalisation; or

(viii) the Prospectus is not lodged with ASIC on or before 30 June 2003.

(b) Note Trust Amending Deed

The amendments that are being proposed to the Note Trust Deed have three components:

(i) **Listed Note Conversion**: the issue of Shares to Noteholders at the relevant date in full and final satisfaction of all obligations due under all Notes (subject to certain limited exceptions). Irrespective of whether the Listed Note Conversion proceeds, Noteholders will remain entitled to receive the April Interest Payment either in cash or, if the April Interest Capitalisation is implemented, by the issue of Shares.

(ii) **April Interest Capitalisation**: satisfaction of the interest payment due on all Notes on 1 April 2003 by way of issue of Shares.

(iii) **Future Interest Capitalisation**: the right for ERG to elect to satisfy any future interest payments (if the Listed Note Conversion does not proceed) by way of issue of Shares.

Each of the components, the conditions to their operation and the process for their implementation are discussed in Sections 7.2 and 7.3. Shareholders may obtain a copy of the Note Trust Amending Deed by obtaining a copy of the Notice of Meeting and Information Memorandum for the Noteholder Meeting from the ASX website, www.asx.com.au.

(c) B&B Loan documents

Pursuant to a facility agreement set out in an amendment and restatement agreement dated 24 December 2002, Babcock & Brown has agreed to provide facilities to ERG on the terms set out below. The facilities provided by Babcock & Brown fall within two categories: the Loan Commitment Facility, with a total facility available of $30 million; and the Contingent Instrument Facility, with a total facility available of $9.756 million.

ERG and Babcock & Brown have agreed that a total principal amount of $16.3 million will be advanced under the Loan Commitment Facility as a pre-approved facility in relation to the Recapitalisation Proposal, but that any further drawdowns will be at Babcock & Brown's absolute discretion.

On 27 December 2002, approximately $10.1 million was drawn down under the Loan Commitment Facility to refinance the debt owing to Motorola (known as the **Unlisted Note Loan**).

In addition, ERG has drawn down approximately $6.2 million for working capital purposes.

The Contingent Instrument Facility of $9.756 million represents the fee payable to Babcock & Brown and is to be used to secure payment of fees to Babcock & Brown under a mandate letter entered into by ERG dated 27 September 2002. The amount of this Contingent Instrument Facility is drawn down and so is owed by ERG.



The fee payable to Babcock & Brown covers loan commitment fees, restructuring costs and general advisory work agreed between ERG and Babcock & Brown. Babcock & Brown may earn additional fees if it undertakes work outside the scope of the agreed work in the mandate.

If the entire B&B Loan is repaid and cancelled prior to the termination date, then the mandate letter provides that the amount represented by the amount drawn down under the Contingent Instrument Facility will be reduced as follows:

(i) if repaid by 1 May 2003, the facility is reduced to $6.38 million; or

(ii) if repaid by 1 September 2003, the facility is reduced to $7.38 million.

Interest is also payable on the outstanding amounts under the B&B Loan.

The monies forwarded under the B&B Loan are secured under the ERG Security Trust, with Babcock & Brown having priority in repayment over other participating financiers in respect of certain assets.

In addition, Stocks provided Babcock & Brown with a guarantee and indemnity for monies which ERG is liable to pay under the B&B Loan. The total recoverable under this guarantee is $10 million. In support of this guarantee, Stocks has granted a share mortgage in favour of Babcock & Brown over all Stocks' shares in certain Australian listed companies. Stocks is entitled to a fee of $90,000 per month from ERG, starting from January 2003, with a minimum of $500,000, for providing the guarantee. Babcock & Brown is entitled to a fee of $90,000 per month, starting from January 2003, with a minimum of $270,000 to be paid.

Proceeds of any disposal of secured property are to be distributed in accordance with the Security Trust Deed and then applied to amounts outstanding under the B&B Loan, first in priority to the Unlisted Note Loan, then to other amounts outstanding under the B&B Loan and then to amounts outstanding under the Contingent Instrument Facility. The PWI Sale would be a disposal, the proceeds of which would need to be distributed in accordance with the Security Trust Deed.

In addition, proceeds from any equity or other capital issue (including the Rights Issue) must be applied to (in the following order) the Unlisted Note Loan, other outstanding amounts under the B&B Loan and the Contingent Instrument Facility.

In any event, ERG must pay the principal outstanding amount ($10 million) under the Unlisted Note Loan by 31 May 2003.

ERG must also repay the principal outstanding under all other facilities under the B&B Loan on or by 24 March 2004.

(d) Ingot Loan documents

Two of the Ingot Entities, SUITS and Utilico, have provided ERG with loans of approximately $25.4 million (**Ingot Loans**) in the following proportions:

(i) SUITS has advanced approximately $23 million (**SUITS Loan**); and

(ii) Utilico has advanced approximately $2.4 million (**Utilico Loan**).

The SUITS Loan and the Utilico Loan are together referred to as the **Ingot Loans**.

SUITS Loan

The SUITS Loan was advanced to provide funding to repay a portion of the amount outstanding under the Unlisted Notes and to provide funding for major projects.

The SUITS Loan is repayable:

(i) at any time by ERG with 30 days written notice to SUITS;



(ii) on 24 December 2007, if ERG receives all necessary approvals from Shareholders regarding the Listed Note Conversion, the right for SUITS to convert all amounts under the SUITS Loan into either Preference Shares or Shares and the issue of the additional options to SUITS (referred to below) (together the **Necessary Approvals**); or

(iii) by 24 June 2003, if ERG does not receive all Necessary Approvals.

SUITS' obligations under the SUITS Loan are subject to SUITS not contravening section 842 of the UK Tax Act. In addition, if SUITS receives notice in writing from FIRB that FIRB approval for the transactions contemplated under the SUITS Loan is not granted on conditions which are reasonably acceptable to SUITS, then ERG must repay the principal outstanding and all other amounts payable at or before 24 June 2003.

Interest is payable on the SUITS Loan at the rate of 10% per annum and is payable every six months. ERG has the right (subject to any necessary Shareholder approval requirements and not receiving notification that the issue of Shares will result in an adverse tax consequence under section 842 of the UK Tax Act for SUITS) to satisfy the payment of interest by the issue of new Shares at a 5% discount to the prevailing market price at the time the interest payment is due (**Interest Conversion Right**).

If ERG does not obtain the Necessary Approvals and ERG does not repay all outstanding amounts by 24 June 2003, ERG is required to pay SUITS a fee of $250,000 for each 30 day period that the SUITS Loan remains unpaid.

SUITS has certain rights to convert the SUITS Loan to equity (**Debt Conversion Rights**), subject to the Necessary Approvals being obtained. In particular, SUITS may convert the SUITS Loan and any accrued but unpaid interest as follows:

(i) the SUITS Loan and any accrued but unpaid interest to Shares or Preference Shares at an issue price of $0.15 on the last business day of any calendar month (interest can be converted on any interest payment date); and

(ii) the SUITS Loan to Preference Shares to satisfy its underwriting obligations for the Rights Issue, as mentioned above.

In consideration of making the SUITS Loan, subject only to approval by Shareholders, SUITS is entitled to be issued options to subscribe for Shares in ERG which equal the amount advanced divided by 0.15 and will have a five year maturity and be exercisable at $0.20. SUITS is entitled to be issued with 153,396,780 options.

As noted at Section 7.5(e), SUITS has committed to underwrite the proposed Rights Issue offer up to a maximum of $20 million. To the extent that there is a shortfall under the Rights Issue, and SUITS is called upon to satisfy its underwriting obligations, SUITS is entitled to satisfy its underwriting commitment by setting-off an amount equal to that portion of the shortfall against the SUITS Loan.

ERG is permitted to repay all or any part of the principal outstanding and other amounts payable at any time on 30 business days written notice to SUITS (**Early Repayment Option**). If ERG builds surplus cash to its needs, then ERG will endeavour to exercise its right of early repayment in full or in part.

To the extent ERG exercises the Early Repayment Option and subject to obtaining the necessary approvals, ERG will issue to SUITS options to subscribe for Shares in ERG with a five year maturity and an exercise price of $0.15 per Share. The number of $0.15 options to be issued is equal to the repayment amount divided by 0.15.

The SUITS Loan is a participating finance arrangement under the ERG Security Trust (summarised in Section 8.5(e)) and SUITS has all the rights and security available to participating financiers under the ERG Security Trust. In addition to the events of default provided in the Security Trust Deed, the SUITS Loan specifies additional events of default, which entitle SUITS to demand immediate payment of all amounts payable under the SUITS Loan.



All payments are to be made to SUITS without set-off or deduction on any account whatsoever including, without limitation, for taxes, except where the set-off or deduction is required due to an act or omission by SUITS.

SUITS may assign the SUITS Loan, without ERG's consent, at any time.

ERG cannot make any payment to SUITS under the SUITS Loan or Utilico under the Utilico Loan other than on a pari passu basis, unless SUITS and Utilico have first agreed.

Utilico Loan

The Utilico Loan was advanced to provide funding to repay a portion of the amount outstanding under the Unlisted Notes.

The Utilico Loan is provided on essentially the same terms as the SUITS Loan, as set out above, apart from the following key differences:

(i) Utilico's obligations under the Utilico Loan are not subject to any tax law not being contravened.

(ii) ERG's right to repay interest by issuing Shares is not subject to notice that there are no adverse tax consequences under the UK Tax Act for Utilico.

(iii) If the Necessary Approvals are not obtained, the Utilico Loan is repayable on or before 28 July 2003 (rather than 24 June 2003).

(iv) The cash fee of $250,000 per month, payable to SUITS if the Necessary Approvals are not obtained and the SUITS Loan is not repaid, is not payable to Utilico.

(v) The Utilico Loan is subject to a condition subsequent that it is approved by special resolution by Utilico shareholders no later than 31 March 2003 (or such later date as the parties agree). If this approval is not obtained, the parties revert to the position prior to the execution of the Utilico Loan agreement, and all options issued to Utilico will be surrendered, and to the extent that the Utilico Loan has been advanced as a set-off of the existing debt due to Utilico, that debt will be reinstated and payable on demand, but demand must not be made before 28 July 2003.

In summary, the securities that may be issued to SUITS and Utilico under the Ingot Loans is set out below:

(i) The Listed Options (totalling 169,564,095) will be issued to SUITS and Utilico, subject only to Shareholder approval.

(ii) If SUITS or Utilico elect to exercise the Debt Conversion Rights, then a total of 169,564,095 Preference Shares or Shares may be issued to SUITS and Utilico. If the Debt Conversion Rights are exercised by SUITS or Utilico, then no Unlisted Options or securities relating to SUITS' underwriting obligations can be issued in respect of the converted portion of the Ingot Loans.

(iii) If ERG elects to repay any portion of the Ingot Loans before the maturity date for the Ingot Loans, then Unlisted Options will be issued in respect of that portion of the Ingot Loans which is repaid early. Any repaid portion of the Ingot Loans will not be able to be converted under the Debt Conversion Rights.

(iv) SUITS may convert any portion of the Ingot Loans owed to SUITS in satisfaction of its underwriting obligations for the Rights Issue (described in section 7.5(e) above). If SUITS sets off any portion of the Ingot Loan in respect of its underwriting obligations, then SUITS will be issued with the proportionate amount of Preference Shares and Listed Options in respect of that set-off. SUITS will not have any further right to receive Unlisted Options or Debt Conversion Rights in respect of that portion of the Ingot Loan which has been set-off.



(v) SUITS and Utilico, subject to Shareholder approval, will receive Shares in payment of interest on the Ingot Loans on the terms set out above, for the period whilst amounts remain outstanding under the Ingot Loans.

(e) Security Trust Deed and Deed of Common Provisions

The ERG Security Trust is an arrangement under which certain members of the ERG Group (**Relevant ERG Companies**) have granted security over their assets in favour of Perpetual Trustees Consolidated Limited who holds the benefit of that security, and the benefit of covenants given by the Relevant ERG Companies, on trust for financiers providing credit facilities to the Relevant ERG Companies.

The securities granted by the Relevant ERG Companies comprise fixed and floating charges over their respective assets and undertakings, a mortgage in respect of Shares held in a Belgian subsidiary and a second mortgage over ERG's Balcatta Property.

A financier who participates in the ERG Security Trust is entitled to the benefit of the security granted by the Relevant ERG Companies in favour of the Security Trustee, the benefit of covenants given by the Relevant ERG Companies in favour of the Security Trustee and other rights and entitlements conferred on that financier by the ERG Security Trust documents for the purpose of securing the payment of money owing to that financier under its credit facilities.

The ERG Security Trust has been in place since 1998, during which time several financiers have participated, including Commonwealth Bank of Australia and Standard Chartered Bank of Australia Limited. The current participating financiers are Babcock & Brown, SUITS, Utilico, National Australia Bank Limited and Motorola. Details regarding the facilities secured under the Security Trust in respect of Babcock & Brown, SUITS and Utilico are detailed in this Section 8.5.

The Security Trust Deed and Deed of Common Provisions contain a number of undertakings by ERG and several events of default, the breach of which would entitle the Security Trustee and/or the participating financiers to enforce their rights against ERG and the secured property. ERG has sought but not yet obtained a waiver from the Security Trustee and each of the current participating financiers acknowledging that the Recapitalisation Proposal does not constitute an event of default.

8.6 ASX Waivers

ERG has sought and received a waiver from ASX Listing Rule 10.11 to the extent necessary to permit ERG to issue Shares under the April Interest Capitalisation in respect of Notes held by Peter Fogarty without Shareholder approval, on the condition that the Shares are issued to Peter Fogarty on the same terms as to other Noteholders.

ERG has sought and received a waiver from ASX Listing Rule 7.1 to the extent necessary to allot Preference Shares and Listed Options to SUITS and Babcock & Brown within 35 business days of the close of the Rights Issue without Shareholder approval, on the condition that all material details of the underwriting agreements are disclosed in the Prospectus and the grant of the ASX waiver is released to the market by ERG.

ERG has sought and received a waiver from ASX Listing Rules 7.3.2 and 10.13.3 to the extent necessary to allow the:

(a) conversion rights under the Excluded Notes to be exercised during the term of the Excluded Notes;

(b) Debt Conversion Rights and Interest Conversion Rights in respect of the Ingot Loans (details of which are set out in Section 7.4) to be exercised during the term of the Ingot Loans;

(c) issue of the Unlisted Options during the term of the Ingot Loans;

(d) issue of shares in payment of dividends on the Preference Shares during the period in which Preference Shares are on issue (up to a maximum of five years); and

(e) issue of Shares where dividends on the Preference Shares are satisfied by the issue of Shares under the terms of the Excluded Loan (details of which are set out in Section 7.4).



ERG has sought and received a waiver from ASX Listing Rules 7.3.8 and 14.11 to the extent necessary to permit ERG, in relation to Resolution 1.1 relating to the Listed Note Conversion, not to disregard votes of nominee Shareholders where such votes are cast on behalf of beneficial Shareholders who will not participate in the issue of Shares under the Listed Note Conversion. This waiver is being granted on the basis that:

(a) beneficiaries must direct the nominee holder to vote for or against the issue;

(b) the nominee holders do not exercise discretion in casting a vote on behalf of the beneficiaries; and

(c) the beneficiaries provide written confirmation to the nominee that they do not hold Notes and therefore cannot participate in a Listed Note Conversion, nor are they associates of a person who may participate in a Listed Note Conversion.

ERG has sought and received a waiver from ASX Listing Rules 7.3.8 and 14.11 to the extent necessary to allow all Shareholders who are not related parties of ERG or associates of such related parties to vote in respect of the resolutions relating to the issue of Dividend Shares in payment of dividends on Preference Shares.

8.7 ASIC Modifications

ERG has made application to ASIC for modifications of the Corporations Act:

(a) to enable Shares issued at or around the time of the Rights Issue Prospectus to rely on the ASIC Class Order 02/1180 Category 2 relief even though the Rights Issue Prospectus will relate to securities which are convertible into Shares (rather than for Shares itself);

(b) to allow certain convertible securities to be considered to have been issued under the Rights Issue Prospectus, so that Shares issued on conversion of those securities at a date in the future may fall within Class Order 02/1180 Category 7 relief; and

(c) to enable securities to which Ineligible Foreign Noteholders are entitled (which are to be issued to a nominee to be sold on behalf of the Ineligible Foreign Noteholders) to be issued and sold without breaching the resale restrictions in section 707 of the Corporations Act.

At the date of this Notice of Meeting, no determinations have been made by ASIC in relation to these applications. A failure to obtain the relief requested may have a minor adverse impact on certain aspects of the Recapitalisation Proposal.



9 Definitions

€ means Euro, the unit of currency among participating European Union countries;

A$ and $ means Australian dollars;

AFC means automated fare collection;

AGM means the annual general meeting of the Company held on 28 November 2002;

April Interest Capitalisation means satisfaction of the April Interest Payment by issue of Shares described in Section 7.3;

April Interest Payment means the interest payment of $0.50625 per Note which is due for payment on 1 April 2003 to persons who were registered as Noteholders on 17 March 2003;

ASIC means Australian Securities and Investments Commission;

ASX means Australian Stock Exchange Limited;

ASX Listing Rules means the official listing rules of the ASX;

Australian Ethical means Australian Ethical Investment Ltd ACN 003 188 930;

Babcock & Brown means together Babcock & Brown Barton Pty Ltd, Babcock & Brown Pty Ltd and Babcock & Brown Financial Services Pty Ltd;

Babcock & Brown Underwriting Agreement means the agreement between ERG and Babcock & Brown in which Babcock & Brown has agreed to underwrite a portion of any shortfall under the Rights Issue, described in Section 8.5(a);

B&B Loan means the loan facility provided by Babcock & Brown, the terms of which are described in Section 8.5(c);

Board means the board of directors of ERG;

Company or ERG means ERG Limited ACN 009 112 725;

Consolidation Record Date means the date determined by the Company in consultation with ASX for determining the Shareholders whose Shares will be consolidated under the Share Consolidation, which date will be announced to the market once determined but in any event must be on or before 30 September 2003;

Contingent Instrument Facility means the facility provided by Babcock & Brown described in Section 8.5(c);

Conversion Date means the business day specified by the Company in an announcement to the ASX that all conditions have been satisfied and that it will implement the Listed Note Conversion;

Corporations Act means the *Corporations Act 2001 (Commonwealth)*;

Debt Conversion Rights means the rights of SUITS and Utilico to convert the Ingot Loans to equity, described in Section 8.5(d);

Debt Restructure means the restructure of ERG's existing debt obligations through the repayment of Unlisted Notes, the establishment of the Ingot Loans and the B&B Loan described in Section 5.4 and the grant of conversion rights and certain options in ERG under the revised debt arrangements;

Deed of Common Provisions means the deed relating to the ERG Security Trust dated 5 June 1998;



Director means a director of ERG from time to time;

Dividend Shares means the Shares issued in payment of all or any portion of dividends due on the Preference Shares;

Early Repayment Option means the right of the Company to repay all or any part of the principal outstanding and any other amounts payable under the SUITS Loan, described in Section 8.5(d);

Employee Share Incentive Scheme means the scheme established in 1987 and subsequently amended on 31 October 1995 providing executive directors, full-time and part-time employees of ERG and its controlled entities with the opportunity to subscribe for Shares;

ERG Security Trust means an arrangement under which the Relevant ERG Companies have granted security over their assets in favour of the Security Trustee who holds the benefit of that security, and the benefit of covenants given by the relevant ERG Companies, on trust for financiers providing credit facilities to the Relevant ERG Companies;

ERG's Balcatta Property means 247 Balcatta Road, Balcatta, Western Australia, 6021;

Excluded Loan means a portion of the Ingot Loans that has been reclassified because of a potential breach of section 842 of the UK Tax Act, described in Section 7.7;

Excluded Notes means:

(a) in relation to the Listed Note Conversion, Notes that are not converted into Shares under the terms of the Listed Note Conversion; and

(b) in relation to the April Interest Capitalisation or the Future Interest Capitalisation, Notes whose holders will not receive Shares in satisfaction of the relevant interest payment;

due to reliance on the s842 Carve Out;

Executive Option Plan means the plan approved by Shareholders on 9 November 1998 under which executives of the Company are given the opportunity to subscribe for options in ERG;

Extraordinary Noteholder Resolution means a resolution adopted at a meeting of Noteholders by not less than two thirds of the votes cast in respect of that resolution;

EYCF means Ernst & Young Corporate Finance Pty Limited;

FIRB means the Foreign Investment Review Board;

Future Interest Capitalisation means the right for ERG to elect to satisfy any future interest payments (if the Listed Note Conversion does not proceed) by way of issue of Shares;

General Shares Offers means the:

(a) Shares to be issued to Noteholders on conversion of their Notes under the Listed Note Conversion;

(b) Preference Shares and Listed Options to be issued under the proposed Rights Issue;

Group means ERG and its subsidiaries;

Independent Expert means Ernst & Young Corporate Finance Pty Limited appointed by the Board to report on the Recapitalisation Proposal;

Independent Expert's Report means the report of the Independent Expert reproduced in Annexure 1;



Ineligible Foreign Noteholder means each Noteholder determined by the Company to be:

(a) a person whose address as shown in the register is a place outside Australia and its external territories; or

(b) a person acting on behalf of a person referred to in paragraph (a),

unless the Company is satisfied before the implementation of the Listed Note Conversion or the April Interest Capitalisation (as the case may be) that the laws of the relevant place permit the issue and allotment of Shares to that Noteholder either unconditionally or after compliance with conditions which the Company in its sole discretion regards as acceptable and not unduly onerous;

Information Memorandum means this information memorandum dated 19 March 2003;

Ingot Entities means Ingot Capital Management Pty Ltd, Special Utilities Investment Trust plc and Stocks Convertible Fund plc and their associates as set out in Annexure 6 of the Information Memorandum;

Ingot Loan Agreements means the agreements between ERG and SUITS and ERG and Utilico evidencing the Ingot Loans;

Ingot Loans means the SUITS Loan and Utilico Loan described in Section 8.5(d);

Ingot means Ingot Capital Management Pty Limited;

Interest Conversion Rights means the rights of the Company to meet the interest payable on the Ingot Loans by way of an issue of Shares, described in Section 8.5(d);

ITS means Integrated Transit Solutions Ltd ACN 085 661 865;

Listed Note Conversion means the proposed conversion of Notes to Shares described in Section 7.2;

Listed Note Conversion Record Date means the fifth business day after the Conversion Date;

Listed Options means options to be issued on the terms set out in Annexure 4 of the Information Memorandum on a pre-Share Consolidation basis;

Loan Commitment Facility means the facility provided by Babcock & Brown, described in Section 5(c);

LSE means London Stock Exchange;

MASS means multi-application smart card solution software;

Necessary Approvals means all necessary approvals from Shareholders regarding the Listed Note Conversion, the right for SUITS to convert all amounts under the SUITS Loan into either Preference Shares or Shares and the issue of additional options to SUITS;

Nominee means a nominee appointed by the Company to sell the Shares to which Ineligible Foreign Noteholders and in certain circumstances Affected Noteholders, would otherwise have been entitled;

Northrop Grumman means Northrop Grumman Information Technology (IT);

Note means a listed convertible note due 2005, the terms of which are set out in the Note Trust Deed;

Noteholder means any registered holder of a Note from time to time;

Noteholder Meeting means the meeting of Noteholders to approve the proposed amendments to the Note Trust Deed, April Interest Capitalisation, Listed Note Conversion and Future Interest Capitalisation to be held at 10.30am on 28 March 2003 (or if adjourned, at a later date);



Note Trustee means Perpetual;

Note Trust Amending Deed means an amending deed in substantially the form of the amending deed to be approved at a meeting of Noteholders on 28 March 2003 (or if adjourned, at a later date);

Note Trust Deed means the Trust Deed for Convertible Notes in relation to 7.5% subordinated convertible notes due 2005 dated 21 February 2000 between ERG, the Note Trustee, Computershare Registry Services Pty Ltd and ERG Management Services Limited;

NZSE means New Zealand Stock Exchange;

Perpetual means Perpetual Trustee Company Limited ACN 000 001 007, the trustee of the trust evidenced by the Note Trust Deed;

POM means Paterson Ord Minnett Limited;

Preference Share means a converting cumulative preference share the terms of which are set out in Annexure 3 of this Information Memorandum on a pre-Share Consolidation basis;

Prospectus means the prospectus to be issued in relation to the Rights Issue;

PWI *means Proton World International SA, a Belgian subsidiary of ERG;*

PWI Sale means the proposed sale of PWI the details of which are set out in Section 6.4;

R&D means research and development;

Recapitalisation Proposal means the proposal to restructure the Company's existing debt and capital structure described in Section 5;

Relevant ERG Companies *means certain members of the Group who participate in the* ERG Security Trust;

Restricted Shares means the Shares issued to the original vendors of PWI described in Section 6.4(v);

Rights Issue means the proposed rights issue of Preference Shares to raise up to $50 million described in Section 7.5;

Rights Issue Record Date means the record date for the Rights Issue determined under the ASX Listing Rules;

Sale Facility means the facility to be established and implemented by ERG under which the Shares to which the Ineligible Foreign Noteholders would otherwise have been entitled will be sold;

s842 Carve Out means the carve out described in Section 7.7;

section 842 means section 842 of the UK Tax Act;

Security Trust Deed means the deed governing the ERG Security Trust dated 5 June 1998;

Security Trustee means Perpetual Trustees Consolidated Limited ACN 004 029 841;

Share means an ordinary fully paid share in the capital of ERG;

Share Consolidation means the proposed consolidation of Shares in ERG on the basis of one new Share for each ten existing Shares described in Section 7.6;

Shareholder means any registered holder of a Share from time to time;

Shareholder Meeting means the meeting of Shareholders to approve the Recapitalisation Proposal;



Stocks means Stocks Convertible Fund plc;

SUITS means The Special Utilities Investment Trust plc;

SUITS Loan means the loan advanced by SUITS described in Section 8.5(d);

SUITS Underwriting Agreement means the agreement between ERG and SUITS in which SUITS has agreed to underwrite a portion of any shortfall under the Rights Issue, described in Section 8.5(a);

Triumphant Launch means Triumphant Launch Sdn Bhd, a Malaysian company (registration number 381564-W) of which 50% of the share capital is owned by the Group and 50% is owned by PWI;

UK Tax Act or ICTA means the *Income and Corporations Taxes Act 1988 (UK)*;

Unlisted Notes means the 18,178,989 unlisted subordinated convertible notes with an 8% coupon to entities associated with Motorola Inc described in Section 5.4(a);

Unlisted Note Loan means the amount of approximately $10.1 million drawn down under the Loan Commitment Facility described in Section 8.5(c);

Unlisted Options means options to be issued to SUITS and Utilico in certain circumstances on the terms set out in Annexure 5 of this Information Memorandum;

U.S. means the United States of America;

Utilico means Utilico International Limited;

Utilico Loan means the loan advanced by Utilico described in Section 8.5(d);

WMATA means Washington Metropolitan Area Transit Authority.

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Annexure 1

ERG Limited

Proposed Capital Restructure

Shareholders' Independent Expert's Report

14 March 2003

Central Park
152 St Georges Terrace, Perth
Western Australia 6000
Telephone: +61 (0)8 9429 2222
Facsimile: +61 (0)8 9429 2192

Contents

14 March 2003

The Directors
ERG Limited
247 Balcatta Road
BALCATTA WA 6021

Dear Sirs

1. Introduction

This report has been prepared by Ernst & Young Corporate Finance Pty Limited ("Ernst & Young Corporate Finance") at the request of the Directors of ERG Limited ("ERG" or "the Company") and is to accompany the Notice of Meeting and Information Memorandum for the general meeting of the Company to be held on or about 30 April 2003 ("the Meeting").

At the Meeting, the shareholders of ERG will be asked to consider, a number of resolutions which together form the underlying basis of the Company's proposed capital restructure ("the Proposed Capital Restructure"). The key features of the Proposed Capital Restructure are as follows:

- The conversion of $250 million 7.5% convertible notes ("the Listed Notes") to ordinary shares at a 15 cent conversion price based on the note face value of $13.50 ("the Listed Note Conversion"). As a result of the Listed Note Conversion, noteholders ("the Noteholders") will receive 90 ERG ordinary shares ("the Conversion Shares") for every Listed Note held.

- The possible conversion of the interest accruing on the Listed Notes for the six month period ending 1 April 2003 ("the April Interest") to ERG ordinary shares at a 15 cent conversion price ("the April Interest Conversion"). As a result of the April Interest Conversion, Listed Noteholders will receive 3.375 ordinary shares per Listed Note ("the April Interest Conversion Shares").

  In this report the Listed Note Conversion and the April Interest Conversion are referred to together as "the Proposed Conversion".

- The provision of a $25.435 million debt facility to ERG by two entities associated with Ingot Capital Management Pty Ltd ("Ingot") ("the Ingot Loan"), which at the date of this report has been fully drawn down. If shareholder approval is obtained, the Ingot Loan will have a term of five years from the date of draw down, if shareholder approval is not obtained the Ingot Loan will be repayable on 24 June 2003. On the draw down of the Ingot Loan, the entities providing the loan became entitled, subject to shareholder approval, to 169.564 million options over ERG shares exercisable at 20 cents each within five years of issue ("the 20 Cent Ingot Options").

At the Company's option, the interest to be charged on the Ingot Loan can be satisfied in cash or through the issue of ERG ordinary shares. Ingot has the option to convert the balance of the Ingot Loan to either ERG ordinary or preference shares at a price of 15 cents per share ("the Ingot Loan Shares"). In addition, if ERG elects to repay the Ingot Loan early and Ingot elects not to exercise its option to convert the loan to ordinary shares, then Ingot will be granted an additional tranche of 169.564 million options exercisable at 15 cents each within five years of issue ("the 15 Cent Ingot Options").

- ERG proposed to undertake a renounceable rights issue of 10% converting preference shares ("the Preference Shares") at a price of 15 cents each ("the Rights Issue") to raise up to approximately $50 million. For every Preference Share issued there will be a free attaching option exercisable at 20 cents each within five years of issue ("the Preference Share Options").
- On completion of the Rights Issue the Company intends to undergo a consolidation of its ordinary share capital on the basis of every 10 ordinary shares being consolidated into 1 ordinary share ("the Share Consolidation").

Under section 606 of the Corporations Act ("the Act"), an entity is prohibited from acquiring a greater than 20% interest in the issued voting shares of a listed company. An exception to the prohibition is for the transaction to be approved by shareholders of the company under item 7 of section 611 of the Act. If the Listed Note Conversion proceeds, Ingot and entities associated with Ingot ("the Ingot Entities"), who together own 7,641,970 Listed Notes, will emerge with approximately 26.3% of the ordinary issued share capital in the Company. Accordingly, shareholder approval is being sought under item 7 of section 611 of the Act for the issue of the ordinary shares to the Ingot Entities ("the Ingot Conversion Shares") on the conversion of the Listed Notes.

Further, under section 606 of the Act, once an entity has a greater than 20% interest in the voting shares of a listed company, it is generally prohibited from increasing its shareholding. An exception to the prohibition is item 9 of section 611 which allows an entity with a greater than 20% interest in a company to increase its shareholding by no more than 3% in any six month period ("the 3% Creep Provision"). In addition to the 3% Creep Provision, a further exception is for the increase in shareholding to be approved by shareholders under item 7 of section 611 of the Act. The Ingot Entities are likely to breach the 3% Creep Provision in the event of any of the following:

- the issue of shares upon the issue and subsequent exercise of the 20 Cent Ingot Options ("the 20 Cent Ingot Option Shares");
- the possible issue of the of the Ingot Loan Shares;
- the possible issue of shares upon the issue and subsequent exercise of the 15 Cent Ingot Options ("the 15 Cent Ingot Option Shares");
- the possible issue of ordinary shares upon conversion of the Preference Shares the Ingot Entities are required to take up their underwriting commitment under the Rights Issue ("the Ingot Preference Conversion Shares"); and
- the possible issue of shares upon the issue and subsequent exercise of the Preference Share Options granted to the Ingot Entities in them taking up their underwriting commitment under the Rights Issue ("the Ingot Preference Option Shares").

Accordingly, shareholder approval is also being sought by the Company under item 7 of section 611, for the possible issue of each of the following; the 20 Cent Ingot Options Shares, the Ingot Loan Shares, the 15 Cent Ingot Option Shares, the Ingot Preference Conversion Shares and/or the Ingot Preference Option Shares.

Unless the directors themselves provide such a report, under the Australian Securities and Investments Commission ("ASIC") Policy Statement 74, resolutions proposed for item 7 of section 611 purposes are required to be accompanied by an independent expert's report which is to provide an opinion as to whether or not the proposed transaction is fair and reasonable to the non-associated shareholders of the company.

Accordingly, the purpose of our report is to provide opinions as to whether or not the issue of the Ingot Conversion Shares and the possible issue of each of the 20 Cent Ingot Option Shares, the Ingot Loan Shares, the 15 Cent Ingot Option Shares, the Ingot Preference Conversion Shares and/or the Ingot Preference Option Shares are fair and reasonable to the non-associated shareholders of ERG. The 'non-associated shareholders' are those ERG shareholders not associated with the Ingot Entities ("the Non-Associated Shareholders"). The "associates" included in the definition of "the Ingot Entities", include Ingot, Mr Duncan Saville, The Special Utilities Investment Trust ("SUITS"), The Stocks Convertible Trust Plc ("Stocks"), and Utilico International Limited ("Utilico"). None of the Ingot Entities will be entitled to vote at the Meeting.

In addition, ASIC Policy Statement 74 also requires us to consider whether or not the Ingot Entities, the Company or any other party is paying or receiving a premium for control as a result of the issue of the Ingot Conversion Shares, the 20 Cent Ingot Option Shares, the Ingot Loan Shares, the Ingot Preference Conversion Shares, the Ingot Preference Option Shares and/or the 15 Cent Ingot Options Shares.

2. Opinion

Based upon the detailed discussion and analysis throughout this report, each of, the issue of the Ingot Conversion Shares and the possible issue of the 20 Cent Ingot Option Shares, the Ingot Loan Shares, the 15 Cent Ingot Option Shares, the Ingot Preference Conversion Shares and/or the Ingot Preference Option Shares pursuant to the terms of the Proposed Capital Restructure are, in our opinion, fair and reasonable to the Non-Associated Shareholders of ERG.

Our detailed summary and conclusion is contained in Section 9 of this report. It is recommended that this opinion be read in conjunction with the whole of this report, including the sources of information and declarations contained in Appendix C.

3. Background to ERG

3.1 ERG's History

ERG was incorporated on 22 October 1984 and listed on the ASX during the same year under its former name, "Energy Research Group Australia Limited". Initially an investor in early stage technologies, the Company's focus changed to automated fare collection ("AFC") systems, smart card applications and telecommunications when it acquired Associated Electronic Services Ltd and Radiolab Pty Ltd in 1989. The Company's name was changed to "ERG Limited" in April 1991.

Key events in the Company's history since then are summarised below:

- In 1992, the Company entered into a strategic alliance with Nokia Telecommunications ("Nokia") to build base stations for Nokia's phone network.
- In 1992 ERG acquired a 70% interest in Prodata SA ("Prodata"), a Belgian business which specialised in magnetic technology. In developing its AFC business, ERG identified the use of smart cards in transit applications as key to its future direction. The remaining 30% of Prodata was acquired in 1993.
- With a strategy to secure contracts for its contactless AFC/smart card technology while offering to outsource the operation of the system from the transit customer, in the mid-1990's the Company won its first outsourced transit projects in Melbourne, Australia and Manchester, in the United Kingdom. The installation of the Melbourne system was completed in 1998 and Manchester commenced operations in March 2001. The Melbourne system was designed, supplied, installed and is still currently operated by a subsidiary of OneLink Holdings Pty Ltd ("OneLink"), a company controlled by ERG. The Melbourne system was the world's first totally outsourced transit fare collection system.
- In June 1994 ERG won the contract to design and install the Octopus system in Hong Kong for the Creative Star transit consortium. ERG owns the technology which is licensed to Creative Star for use only in Hong Kong. The Octopus system was the world's first successful large-scale integrated contactless AFC/smart card system. The installation was commissioned on 1 September 1997. The original contract has been expanded through supplementary agreements to accommodate the growing requirements of Hong Kong's public transport system. Hong Kong remains the benchmark system for ERG's transit smart card capabilities and continues to be a reference point for the Company when tendering for new contracts.
- In October 1997, the Company entered into an alliance with Motorola Inc. ("Motorola") ("the ERG Motorola Alliance") to jointly pursue AFC opportunities in transit and to co-develop the use of smart cards for other applications.
- In 1998, ERG, together with a number of banking and financial product companies, created Belgian based company, Proton World International SA ("Proton"), to develop high-security, payment and identity smart card systems. ERG had a 10% interest in Proton.
- In 1999, ERG, together with a number of transit and transport companies, established Prepayment Cards Limited ("PCL") in the United Kingdom to provide a smart card issuing and clearing system that would enable transit operators to meet the Government's policy for integrated transport. ERG granted PCL the rights to its multi-application smart card solution ("MASS") technology, which allows for a large number of smart card transactions to be settled on daily basis within a common platform. ERG has a 47.1% interest in PCL.
- In order to focus on its AFC and smart card technologies, ERG decided to exit its telecommunication manufacturing businesses in 1999.
- In February 2001, Motorola announced its intention to refocus and restructure its entire operations. Part of this restructure included the exit from the ERG Motorola Alliance. The Company subsequently paid Motorola $46.4 million to acquire its interest in the ERG Motorola Alliance.

- In March 2002, ERG acquired the remaining 90% of Proton for a consideration satisfied by the issue of 75.5 million ERG shares and $58.8 million in cash. Of the cash component, $29.4 million was payable at settlement, with $14.7 million being payable 12 months after completion and the final $14.7 million being payable 24 months after completion. ERG has since negotiated an additional deferral of the repayment terms.

- During 2002, ERG entered into a "teaming agreement" with Northrop Grumman IT ("Northrop") ("the Northrop Agreement") in relation to its AFC/smart card technology. The arrangement with Northrop will be of strategic importance to ERG as it continues to establish itself in the North American market.

At the date of this report, ERG is in advanced negotiations with a third party to sell 100% of the shares in Proton for total consideration of approximately $109 million. The net cash proceeds expected to be received on settlement are approximately $60 million. In addition, ERG may receive up to a maximum of €22.5 million over the next 10 years, based on the number of cards sold to ERG by Proton. As part of the sale, ERG has been granted a 20 year non-exclusive global licence which will enable the Company to promote and exploit the Proton technology in conjunction with its own AFC/smart card technology.

3.2 ERG's Current Business and Strategy

The development over the last decade of world class AFC and multi-application smart card technologies has established ERG as a truly global technology company, with customers in 13 countries being serviced from 16 offices across North America, Europe, Australia and South-East Asia. ERG's main customers are enterprises which operate public transport systems.

The Company's business model is based on deriving revenues from the following areas:

- the supply of integrated contactless AFC/smart card systems to transit customers;

- the operation of the major systems installed by ERG on an outsourced basis via long term contracts;

- the up-front licensing of ERG's technology and the associated technology fees;

- an equity accounted share of the operating results of the joint ventures in which ERG participates;

- the possible sale of those interests if and when the opportunity arises;

- creating additional revenue streams through increasing the functionality and standardisation of its existing smart card systems base; and

- working with existing customers to expand the operation of existing transit systems.

The market in which the Company operates in is characterised by a relatively small number of high valued projects being available at any one time. These factors and irregular project flow means the market is extremely competitive, with success being dependent on being able to secure contracts within both the public and private sectors. To date, ERG has been relatively successful in securing contracts. A description of the projects the Company is currently involved in is presented in the following table.

Project	Details
Bordeaux, France	Expected to generate revenues of approximately US$15 million. Initially 150,000 contactless smart cards to be issued with the first phase to be completed early 2003 and the second phase at the end of 2003.
Gothenburg, Sweden	ERG is contracted to install and operate an integrated smart card fare collection system on the public transport system in Sweden's second largest city.
Hong Kong	ERG designed and implemented the Octopus contactless smart card based system in 1997, which remains the largest of its kind operating anywhere in the world. ERG owns the technology which is licensed to Creative Star for its use only in Hong Kong. The system handles more than 6 million transactions per day.
Manchester, the UK	The concessionary smart card scheme in Greater Manchester will initially issue 600,000 dual interface smart cards and is expected to commence in 2003.
Rome, Italy	The Rome system is the largest transit fare collection system to use combination contact and contactless smart cards. ERG is operating the system for a period of nine years. The system has been operational since April 2001. The rollout of the System into the Lazio region has been delayed due to a change in Government. ERG has notified its customer of a substantial claim for damages for the lost revenues caused by the delay. The Company is in the process of negotiating a settlement with the customer, the timing and amount of which is, at the date of this report, not certain.
San Francisco, the USA	Phase 1 of the system known as "TransLink" has been operational since February 2002. Phase 2 involving the installing of TransLink equipment is expected to be completed in 2003.
Singapore	In April 2002, ERG's contactless smart card ticketing system became fully operational on Singapore's public transport network handling more than 2 million transactions per day.
Toronto, Canada	In June 2002, the GO Transit commenced the usage of the new ERG integrated smart card fare collection system.
Sydney, Australia	On 20 February 2003, ERG announced that its Integrated Transit Solutions Ltd (ITS) subsidiary had signed contracts with the New South Wales Government to supply, install and operate an integrated smart card based ticketing system for the entire Greater Sydney commuter transport network.
Melbourne, Australia	ERG, via OneLink, secured a contract with the Victorian Government to supply and operate the Melbourne automated ticketing system. This system has been operating since 1998.
Washington DC, Maryland and North Virginia, the USA	ERG announced on 20 January 2003 that together with Northrop, it had been awarded the AFC/smart card project for Washington DC, Maryland and North Virginia.
Seattle, the USA	On 26 February 2003 ERG announced it had reached agreement with six public transportation agencies for the establishment of a regional fare collection system covering Seattle and the Central Puget Sound area of Washington State. The six agencies include Community Transit, King County Metro Transit, Kitsap Transit, Pierce Transit, Sound Transit and Washington State Ferries.

ERG expects the majority of its prospective projects in the short to medium term to come from Europe, North America and Australia/New Zealand. With the increasing requirements of governments and other local authorities for transit operators to introduce integrated ticketing and AFC systems across regions, the scale and value of future projects are expected to increase substantially. The future success of the Company is dependent on its continued ability to secure new projects as and when they arise.

3.3 ERG's Recent Financial Performance

The Company's financial position over the four financial years to 30 June 2002 has been negatively impacted by contract delays, asset write-downs, substantial capital expenditure on long-term contracts and large debt servicing commitments. Between 30 June 1999 and 30 June 2002 the Company's net asset position decreased from $232.3 million to $151.7 million, with the book value of total assets increasing by a net amount of approximately $223.4 million and the balance of total liabilities increasing by approximately $304 million. Net interest bearing liabilities increased from $92.6 million to $308.1 million, reflecting the issue of the $250 million Listed Notes in February 2000. Included below is a summary of the consolidated trading history of ERG for the four financial years to 30 June 2002.

	Years ended 30 June			
	1999 $'000s	2000 $'000s	2001 $'000s	2002 $'000s
Sales Revenue	265,033	360,345	263,861	271,818
Sales Revenue Growth	*11%*	*36%*	*(27%)*	*3%*
Gross Profit	n/a	166,546	120,663	111,415
Gross Profit Margin	*n/a*	*46%*	*46%*	*41%*
EBITDA[1]	**29,986**	**55,086**	**36,923**	**(181,580)**
EBITDA Margin	*11.3%*	*15.3%*	*14.0%*	*n/a*
EBIT[2]	**23,891**	**42,819**	**19,797**	**(219,738)**
EBIT Margin	*9.0%*	*11.9%*	*7.5%*	*n/a*
Net Profit/(Loss) Before Tax	**21,059**	**35,492**	**6,351**	**(246,138)**

1. EBITDA = earnings before interest, tax, depreciation and amortisation.
2. EBIT = earnings before interest and tax.

We make the following observations in relation to the historical operating performance of ERG:

- The net loss before tax for the year ended 30 June 2002 of $246.1 million includes approximately $161.7 million of significant items relating to non-cash charges and provisions, including the diminution in investments, accelerated amortisation of development and project costs, redundancy costs and provisions for project losses and delays.

- The Company's borrowing costs have increased from $7.4 million in 1999 to $29.7 million in 2002, due largely to the issue of the Listed Notes in February 2000.

- The sales revenue figure for 2001 includes an amount of $48.59 million relating to revenue derived from the telecommunications business prior to its disposal in 2001.

- EBITDA fell from $36.9 million in 2001 to an EBITDA loss of approximately $181.6 million in 2002. If non-recurring items and the non-cash charges and provisions are added back, the adjusted EBITDA loss for 2002 is restated to $14.7 million.

The deterioration in the financial position of ERG to 30 June 2002 resulted in the audit opinion for the year then ended to be issued with an emphasis of matter regarding the Company's ability to continue as a going concern.

Summary of Cash Flows from Operating Activities	30 June 1999 $'000s	30 June 2000 $'000s	30 June 2001 $'000s	30 June 2002 $'000s	Total for the 4 years to 30 June 2002 $'000s
Net cash flows from operations	3,611	(6,374)	29,201	(31,862)	(5,424)
Net interest and dividends received	(2,832)	(6,850)	(11,287)	(20,909)	(41,878)
Government grants received	1,572	1,424	866	1	3,863
Redundancy costs	-	-	-	(1,943)	(1,943)
Total cash flows from Operating Activities	**2,351**	**(11,800)**	**18,780**	**(54,713)**	**(45,382)**

Accordingly, the net cash outflow from operations across the four years to 30 June 2002 totalled only $5.4 million. Included in this amount is research and development expenditure attributed to particular projects or contracts of $41.2 million. As detailed, the majority of the net cash outflow from operating activities was due to the net cash outflow from interest and dividends received totalling $41.9 million. Of this amount, dividends received for the four years totalled approximately $282,000 only.

As summarised in the following table, the net cash outflow from investing activities over the four years to 30 June 2002 totalled $233.3 million.

Summary of Cash Flows from Investing Activities	Total for the 4 years to 30 June 2002 $'000s
Research & development expenditure	(93,954)
Net proceeds from investment in associated entities	12,015
Net expenditure from the sale and purchase of consolidated entities	(11,431)
Net proceeds from the sale of business assets	6,787
Payments for the purchase of technology licence	(1,599)
Payment in relation to the acquisition of interest in the ERG/Motorola Alliance	(35,127)
Net expenditure on the sale and purchase of property, plant and equipment	(122,240)
Net proceeds from the sale and purchase of investments	12,248
Total cash flows from Investing Activities	**(233,301)**

Accordingly, the majority of the net cash outflows from investing activities over the four year period was primarily attributable to payments for property, plant and equipment ($122.2 million) and research and development expenditure ($93.9 million). A significant proportion of the $122.2 million spent on property, plant and equipment relates to the construction and installation of the necessary infrastructure for a number of major contracts. Research and development included in investing activities relates to expenditure incurred on items not related to specific projects or contracts.

The Company's strategy going forward, is not to own the infrastructure in its own right. With the implementation of this strategy the level of capital expenditure incurred by ERG is expected to reduce significantly. Further, the Company has reduced its research and development expenditure by becoming more focussed on the continued development and commercialisation of its existing technology rather than the development of a range of different early stage projects. In addition, the Company is targeting long term recurring revenue from its projects once they are installed and operational. This takes the form of outsourced operation and/or maintenance of the system and is in place for contracts such as Sydney, Seattle, Washington DC and San Francisco.

The net cash outflows detailed above from operating and investing activities have been largely funded from the proceeds from the issue of the Listed Notes, equity raisings and other borrowings. The Company's cash flows from financing activities are summarised in the following table.

Summary of Cash Flows from Financing Activities	Total for the 4 years to 30 June 2002 $'000s
Proceeds from the Listed Notes (net of costs)	244,980
Proceeds from the issue of ordinary shares	110,311
Proceeds from borrowings	86,012
Payment of dividends	(13,677)
Repayment of loans and lease liabilities	(138,628)
Total cash flows from Financing Activities	**288,998**

Weakening stock market conditions coupled with the Company's poor trading performance and deteriorating financial position have seen ERG's share price decrease from all time high levels of around $4.11 in January/February 2000 to 30 cents at 30 June 2002. Since that date the share price has continued to trade down to levels of around 10 cents in December 2002 and January 2003 and closed on 12 March 2003 at 8.4 cents. Similarly, the price of a Listed Note has decreased from levels of around $13.50 soon after issue in March 2000 to $6.18 at 30 June 2002. Since that date the Listed Notes traded down to a low of $3.80 in October 2002, before increasing after the announcement of the Proposed Capital Restructure in November 2002 to $6.19 on 29 November 2002 before closing on 12 March 2003 at $5.19.

For the six months ended 31 December 2002 ERG recorded a loss of $124.9 million, which included a charge for the provision of a deferred liability on the Proton acquisition of $8.9 million and a write down of goodwill in relation to Proton of $52.4 million. The Company incurred negative operating cash flows of approximately $10 million during the same period after interest and restructure costs and a positive operating cash flow of approximately $3 million before interest, borrowing costs, bond payments and restructure costs.

As referred to above, concerns over the Company's financial position were raised in the audit opinion issued on ERG's financial statements for the year ended 30 June 2002. While not qualifying the accounts, the audit opinion contained an emphasis of matter regarding the Company's ability to continue as a going concern. This same emphasis of matter is contained in the auditor's review opinion for the six months to 31 December 2002.

Further, due to the deterioration in the Company's financial position and market conditions generally, ERG's banking facilities were not extended and consequently the Company was required to repay $65 million of bank debt over the course of 2002.

Additional detail on the Company's balance sheets, summary profit and loss statements and statement of cash flows for the last four years to 30 June 2002 is contained in Section 1 of Appendix A.

The Proposed Conversion, the Proposed Capital Restructure together with the sale of Proton and other initiatives being implemented by ERG, are designed to address the Company's current financial position. The main objective of the Proposed Capital Restructure is to build a solid foundation to enable ERG to take advantage of opportunities as and when they arise.

3.4 The Proposed Capital Restructure

The Proposed Capital Restructure

The Proposed Capital Restructure was announced at the Company's Annual General Meeting held on 28 November 2002. The essential features of the Proposed Capital Restructure are as follows:

- the Proposed Conversion of the Listed Notes (including the April Interest Conversion);
- the provision of the $25.435 million Ingot Loan;
- the Rights Issue to raise up to approximately $50 million through the issue of the Preference Shares; and
- the Share Consolidation.

The effect of the Proposed Capital Restructure is to remove the $250 million of debt and the $18.75 million per annum interest expense associated with the Listed Notes, extend the period of the Ingot Loan and the debt facilities provided by Babcock & Brown and provide further working capital through the Rights Issue. A description of each of the aspects of the Proposed Capital Restructure is detailed below.

The Listed Note Conversion

On 28 February 2000, ERG raised $250 million via the issue of 18,518,519 Listed Notes at $13.50 per note. The Listed Notes are convertible at the option of the Noteholder on the basis of three ordinary shares for every one Listed Note after one year from the date of issue. Unless converted or redeemed at an earlier date, the Listed Notes are redeemable at $13.50 each on 1 October 2005.

Interest is payable on the Listed Notes at a rate of 7.5% per annum, is accrued daily and becomes due and payable on a six month basis on 1 April and 1 October each year. The annual interest payment on the Listed Notes totals $18.75 million, or $9.375 million each six months.

The 18,518,519 Listed Notes are held by approximately 1,600 Noteholders. As at 31 January 2003, the top 20 Noteholders held approximately 72.3% of the Listed Notes on issue. The five largest beneficial owners of the Listed Notes are as follows.

	Listed Noteholder	Number of Listed Notes Held	Percentage of Listed Notes
1.	The Ingot Entities	7,641,970	41.3%
2.	Deutsche Australia Securities (House Trading Account)	1,089,519	5.9%
3.	Australian Ethical Investment Ltd	964,246	5.2%
4.	Universities Superannuation Scheme	851,896	4.6%
5.	Uniting Church of Australia	450,000	2.4%
		10,997,631	**59.4%**

The Company's ability to fund the redemption of the Listed Notes in October 2005 will be dependent on its ability to access alternative sources of finance. Alternatively, it may be possible to renegotiate the terms of the Listed Notes, however the sourcing of funds or the outcome of any renegotiations with Listed Noteholders, at the date of this report, are not certain and cannot be guaranteed.

For the Listed Note Conversion to proceed, approval is required from both the Noteholders and the Non-Associated Shareholders. At a meeting to be held on 28 March 2003, the Noteholders will be asked to consider, amongst other matters, resolutions seeking approval of the following:

- the Listed Note Conversion;
- the April Interest Conversion; and
- the conversion of all future interest due on the Listed Notes after 1 April 2003 ("the Future Interest") to ERG ordinary shares ("the Future Interest Conversion").

If Noteholders vote against the Listed Note Conversion it will not proceed. The Non-Associated Shareholders are not being asked to approve the April Interest Conversion. Accordingly, if Noteholders vote in favour of the April Interest Conversion and the Note Trust Amending Deed is executed before 21 April 2003, the April Interest Conversion will proceed. If the Listed Note Conversion proceeds the Future Interest Conversion will not be applicable as the Listed Notes will cease to exist. At the date of the Meeting, the outcome of the Noteholders' meeting will be known.

The Listed Note Conversion, the April Interest Conversion, together with the other elements of the Proposed Capital Restructure, represent major steps in placing the Company in a stronger financial position. If the Listed Note Conversion proceeds Noteholders will receive 90 Conversion Shares, if the April Interest Conversion proceeds they will receive a further 3.375 April Interest Conversion Shares. Accordingly, as a result of the Proposed Conversion, Noteholders will receive 93.375 shares for every Listed Note held. On this basis, a total of 1,729,166,711 new ERG ordinary shares will be issued. The effective price that the April Interest Conversion Shares and the Conversion Shares are to be issued under the Proposed Conversion is 15 cents each. If the April Interest Conversion does not happen then the total number of new ERG ordinary shares that will be issued is reduced to 1,666,666,710.

If the issue of shares under the April Interest Conversion and/or the Listed Note Conversion would or would reasonably be expected to result in a Noteholder breaching Section 842 ("s842") of the United Kingdom Income and Corporation Taxes Act 1988 ("the UK Tax Act") such that it would cease to be classified as an "Investment Trust" under that Act, the holder may apply to have its Listed Notes classified as "Excluded Notes". In these circumstances, certain Noteholders based in the United Kingdom may choose to delay the conversion of the April Interest or their Listed Notes until 1 October 2005 ("the s842 Carve Out"). It is possible that certain of the Ingot Entities may be entitled to rely on the s842 Carve Out. The Ingot Entities will also be permitted to rely on the s842 Carve Out in relation to their underwriting obligations. A full explanation of the s842 Carve Out is contained in Section 7.6.

If a party relies on the s842 Carve Out, the number of shares initially issued under the April Interest Conversion and/or the Listed Note Conversion may be reduced, possibly significantly, until such time as the holder is entitled to convert the April Interest or its Listed Notes under s842. Analysis of the April Interest Conversion and the Listed Note Conversion throughout this report excludes reference to s842 on the basis that the actual impact is not known.

Besides approval by Noteholders and the Non-Associated Shareholders, the Listed Note Conversion requires approval from the Foreign Investment Review Board.

Background to the Ingot Entities

Included below is a brief description of the Ingot Entities:

- Ingot is the funds manager/investment adviser for SUITS, Stocks and Utilico. Ingot owns 1,051,613 (approximately 5.7%) of the Listed Notes. Mr Duncan Saville, is a director of Ingot and its controlling shareholder. Mr Saville is also a director of SUITS and the Chairman of Utilico.

- Mr Duncan Saville, is a director and the controlling shareholder of Ingot. He is a chartered accountant, an experienced company director and has been an adviser on the privatisation and corporatisation of a number of public utilities.

- Based in the United Kingdom, SUITS is listed on both the London Stock Exchange ("the LSE") and the New Zealand Stock Exchange ("the NZSE"). Having commenced operations in August 1993, the trust has invested in a range of utility and related companies. SUITS owns 5,484,190 (approximately 29.6%) of the Listed Notes.

- Stocks is an investment trust based in the United Kingdom and is listed on both the LSE and the NZSE. Stocks owns 987,971 (approximately 5.3%) of the Listed Notes.

- Utilico (previously known as Infratil International Limited) was established in March 1997 to invest in international utilities and infrastructure companies. Utilico owns 118,196 (approximately 0.6%) of the Listed Notes.

The Ingot Entities are associated with Foreign and Colonial Management Limited ("F&C"). Based in the United Kingdom, F&C is a leading pan-European asset manager and currently manages over €92 billion.

The Ingot Loan

Two of the Ingot Entities, being SUITS and Utilico, have provided ERG with the Ingot Loan of $25.435 million. The funds were applied to assist the Company with the refinancing of other debt facilities and to meet ongoing financial obligations. At the date of this report the Ingot Loan was fully drawn. Of the Ingot Loan:

- approximately $23.01 million has been advanced by SUITS; and
- approximately $2.425 million has been advanced by Utilico.

The main terms of the Ingot Loan are described below:

- If the Listed Note Conversion and the various other possible share issues to the Ingot Entities under the Proposed Capital Restructure are approved, the $25.435 million Ingot Loan becomes repayable five years from the date of draw down. Conversely, if the Listed Note Conversion and the various other possible share issues to the Ingot Entities under the Proposed Capital Restructure are not approved, the Ingot Loan will become repayable on 24 June 2003.
- On the draw down of the Ingot Loan, the Ingot Entities became entitled to the issue of the 169.564 million 20 Cent Ingot Options.
- Interest is payable on the Ingot Loan at the rate of 10% per annum, accruing daily and compounding quarterly in arrears, payable every six months. At Ingot's option, interest can be satisfied by cash payment or by the issue of shares. If Ingot elect to have the interest satisfied by the issue of shares, the shares will be issued at a 5% discount to the volume weighted price of an ERG share over the five trading days prior to the date the interest is due.
- Ingot has the option to convert the balance of the Ingot Loan to ERG ordinary shares or preference shares at a price of 15 cents per share (i.e. the Ingot Loan Shares). Any preference shares issued under this term will have the same terms and conditions of the Preference Shares to be issued under the Rights Issue.
- Conversely, ERG has the option to repay the Ingot Loan early. If the Company does this and the Ingot Entities elect not to convert, then the Ingot Entities will be granted the 169.564 million 15 Cent Ingot Options.
- The Ingot Loan will be granted first ranking security under the ERG Security Trust Deed, *pari passu* with other first ranking security holders, excluding the National Australia Bank Cash Deposit and the greater of the Company's Balcatta property (which currently excluded under ERG Security Trust Deed) and $10 million.
- If shareholder approval is not obtained and ERG has not repaid the Ingot Loan by 24 June 2003, a cash fee of $250,000 for each 30 day period which the Ingot Loan remains outstanding, will be payable to the Ingot Entities.

The effect of the conversion terms of the Ingot Loan is to give the Ingot Entities the option to participate in any upside resulting from an increase in ERG's share price, whilst still providing the Ingot Entities with the benefits of a secured loan, in the form of a yield of 10% and a first ranking security over the assets of the Company.

It is important to note that in the event the Ingot Entities are called on to underwrite a portion of the Rights Issue, any funds contributed will be deducted from the amount owing under the Ingot Loan. This would have the effect of reducing the net amount raised under the Rights Issue by the amount the Ingot Entities are required to underwrite. The Ingot Entities have agreed to underwrite a maximum of $20 million under the Rights Issue. Any repayment of the Ingot Loan resulting from the Ingot Entities taking-up their underwriting obligation will not result in any 15 Cent Ingot Options being issued.

The potential dilutionary impact of the Ingot Loan on the Non-Associated Shareholders is considered in Section 4.

The Babcock & Brown Facilities

ERG engaged Babcock & Brown in 2002 as corporate advisors to assist with structuring the Company's current and future funding requirements. Babcock & Brown is a global investment bank that specialises in corporate finance, project financing and development and structured finance.

While not part of the Proposed Capital Restructure, Babcock & Brown has provided the following loan facilities to ERG:

- a loan commitment facility of up to $30 million ("the Loan Commitment Facility"); and
- a contingent instrument facility of up to $9.38 million ("the Contingent Instrument Facility").

Together the Loan Commitment Facility and the Contingent Instrument Facility are referred to as the "Babcock & Brown Facilities".

In October 1997, as part of the ERG Motorola Alliance, the Company issued to Motorola 18,178,989 unlisted redeemable convertible notes at $1.65 each to Motorola, raising approximately $30 million ("the Unlisted Notes"). The Unlisted Notes were convertible, at Motorola's option, on the basis of three ordinary shares for every note at any time from the issue date until October 2002. Unlisted Notes not converted at October 2002 were to be redeemed.

The Ingot Entities acquired 8 million Unlisted Notes in November 2001. Motorola converted a further 4.35 million Unlisted Notes into ordinary shares during the 2002 financial year. The Ingot Entities converted 3 million of the Unlisted Notes they held, with the shares received on conversion being subsequently sold on market. In December 2002, approximately $10.1 million was drawn down from the Loan Commitment Facility to redeem the remaining 5,828,989 Unlisted Notes held by Motorola ("the $10.1 Million Loan"). The remaining 5 million Unlisted Notes held by the Ingot Entities were effectively redeemed via the Ingot Loan.

In addition to the $10 Million Loan, a further amount of approximately $6.2 million has been drawn down under the Loan Commitment Facility for working capital purposes ("the $6.2 Million Loan"). Any further drawdown of the Loan Commitment Facility is at Babcock & Brown's discretion.

The Contingent Instrument Facility of $9.38 million is to be used to secure payment of fees to Babcock & Brown pursuant to a mandate letter entered into between ERG and Babcock & Brown in September 2002. The amount has been fully drawn down. If the Babcock & Brown Facilities are repaid early, then the Contingent Instrument Facility will be reduced as follows:

- if repayment of the Babcock & Brown Facilities occurs by 1 May 2003: reduced to $6.38 million; and
- if repayment of the Babcock & Brown Facilities occurs by 1 September 2003: reduced to $7.38 million.

The fee payable to Babcock & Brown covers loan commitment fees, restructuring costs and general advisory work agreed between ERG and Babcock & Brown. Babcock & Brown may earn additional fees if it undertakes work outside the scope of the agreed work in the mandate.

Interest of 8% per annum is payable on the $10.1 Million Loan drawn down to redeem the Unlisted Notes, with interest on all other monies outstanding under the Babcock & Brown Facilities being charged at 14% per annum.

The monies forwarded under the Babcock & Brown Facilities are secured under the ERG Security Trust Deed, with Babcock & Brown having priority in repayment over other participating financiers in respect of certain assets.

Stocks, being one of the Ingot Entities, has provided Babcock & Brown with a guarantee and indemnity in respect of $10 million of the Babcock & Brown Facilities. In support of this guarantee, Stocks has granted a mortgage in favour of Babcock & Brown over all Stocks' shares in certain Australian listed companies. Stocks is entitled to a fee of $90,000 per month from ERG, starting from January 2003, with a minimum of $500,000, for providing the guarantee. Babcock & Brown is entitled to a fee of $90,000 per month, starting from January 2003, with a minimum of $270,000, in connection with Stocks' providing the guarantee.

Proceeds from the disposal of any secured property are to be distributed in accordance with the ERG Security Trust Deed and then applied to amounts outstanding under the Babcock & Brown Facilities. In addition, proceeds from any equity or other capital issues (including the Rights Issue) must be applied first to the $10.1 Million Loan and then to the remainder of the Babcock & Brown Facilities.

Regardless of whether the Listed Note Conversion proceeds, the $10.1 Million Loan is repayable on or by 31 May 2003, with the $6.2 Million Loan and the Contingent Instrument Facility being due for payment on or before 24 March 2004.

The Rights Issue

Following the conversion of the Listed Notes, the Company proposes to undertake a Rights Issue. The Preference Shares to be issued under the Rights Issue have a preference over all other shares to dividends and distributions on a winding up.

The indicative terms of the Rights Issue are as follows:

Amount to be raised	Up to $50 million.
Shares Issued	Up to 334.38 million Preference Shares.
Face Value	15 cents per Preference Share.
Underwriting	Underwritten to a minimum of $23 million.*
Security	Unsecured but with a preference over all other shares to dividends and distributions on a winding up.
Dividend Yield	Cumulative dividend yield of 10% per annum (accruing daily and compounding quarterly in arrears) payable every six months. At the option of the Company, accrued dividends will be paid: ▪ in cash; or ▪ to the extent not paid in cash, by the issue of ordinary shares issued at a price based on 90% of the volume weighted price of ERG shares prior to the relevant dividend payment date.
Redemption	The Preference Shares are redeemable at their issue price of 15 cents at the election of ERG at any time after five years (subject to the holder's right to convert following notification of intended redemption). Holders are not entitled to require redemption of the Preference Shares.
Conversion	The Preference Shares are convertible at the election of the holder into one ordinary share, adjusted for the impact of any rights or bonus issue undertaken by the Company plus any outstanding accumulated dividends. Preference Shares may be converted during two nominated window periods each year or if control of ERG passes under a takeover offer or scheme of arrangement. ERG can convert the Preference Shares after five years, subject to any relevant restrictions at law. If ERG elects to convert the Preference Shares, the conversion ratio is the greater of 1 Share for each Preference Share, or the ratio linked to a volume weighted average price of Shares at the time of conversion.
Renounceable	The Rights Issue is renounceable, which means that if ERG shareholders do not wish to take up their rights they can sell them on the ASX.
s842	A Listed Noteholder who relies on s842 will not be a shareholder on the Rights Issue record date in respect of the Listed Notes not converted.
Option	For every Preference Share issued, each shareholder will be entitled to be issued one free option. The options will be listed on the ASX, have a five year maturity, and will be exercisable at 20 cents.
Listing	The Company will seek listing on the ASX for the Preference Shares.
Voting	To the extent permitted by the ASX Listing Rules.

* In addition, Australian Ethical Investment Ltd has indicated it is willing to commit to take up at least $2.5 million of its entitlement under the Rights Issue and may also underwrite a portion of the Rights Issue.

The Company anticipates that the Rights Issue will be completed in June 2003.

Paterson Ord Minnett ("Paterson OM") has been mandated by ERG to facilitate the underwriting of the Rights Issue. Paterson OM's underwriting obligations are conditional on obtaining sub-underwriters.

If the Listed Note Conversion and the April Interest Conversion proceed, the Ingot Entities will, subject to the s842 Carve Out, hold approximately 26.7% of the ERG ordinary shares on issue. The Ingot Entities have advised that they will not be taking up their rights under the Rights Issue. Accordingly, in order for the Rights Issue to be fully subscribed, approximately 26.7% of the Preference Shares must be taken up by underwriters or sub-underwriters. Whilst the Ingot Entities will not be taking up their rights, they have agreed to underwrite the first $20 million of the Rights Issue ("the Ingot Underwriting"). In other words, the Ingot Underwriting will only be called upon in the event that less than $20 million is raised under the Rights Issue. Ingot is entitled to an underwriting fee of 3% of the Ingot Underwriting, regardless of whether the Ingot Underwriting is called on or not. The Ingot Underwriting is conditional on the following:

- the Listed Note Conversion proceeding;
- the shareholders approving the issue the 20 Cent Ingot Option Shares;
- the shareholders approving the issue of the of the Ingot Loan Shares; and
- the shareholders approving the issue of the 15 Cent Ingot Option Shares.

To the extent that the Ingot Underwriting is called upon, any obligation will be set off against ERG's obligation to repay the equivalent amount of the Ingot Loan. Accordingly, if there is a $40 million shortfall under the Rights Issue, the Ingot Entities will be required to contribute $10 million of their $20 million underwriting commitment, which in turn will be offset against the Ingot Loan. Under this example, the cash amount raised under the Rights Issue would be $10 million and the balance of the Ingot Loan would be reduced to $15.434 million.

Whilst Babcock & Brown do not own any ordinary shares or Listed Notes, they have committed to sub-underwrite the Rights Issue to a maximum of $3 million ("the Babcock & Brown Underwriting"). This amount (or part thereof) will only be called upon in the event that less than $23 million is raised under the Rights Issue. An underwriting fee of 3% is payable on the actual amount contributed by Babcock & Brown under this underwriting obligation. The Babcock & Brown Underwriting is conditional upon the same shareholder approvals as apply to the Ingot Underwriting.

In addition, the third largest Noteholder, Australian Ethical Investment Ltd ("Australian Ethical"), has indicated it is willing to commit to take up at least $2.5 million of its entitlement under the Rights Issue and may also underwrite a portion of the Rights Issue. Australian Ethical was established in 1986 and specialises in environmental and socially responsible investment.

Noteholders will have the right to participate in the Rights Issue on the basis that their shares under the Listed Note Conversion will be issued prior to the Rights Issue proceeding.

The prospectus for the Rights Issue will contain a shortfall application to permit shareholders and retail investors to subscribe for additional Preference Shares.

The Directors of ERG have the discretion not to proceed with the Rights Issue or to proceed on different terms than indicated above. For example, should the Company secure funding from other sources, the Directors may decide it is not in ERG's interest for the Rights Issue to proceed, or they may decide to vary the terms. If the Rights Issue does not proceed, no funds will be raised. The Ingot Underwriting is also subject to the s842 Carve Out. The funding from the Rights Issue is to be used to meet working capital requirements for new and existing projects and if required, assist in satisfying the Company's debt repayment obligations. If the Rights Issue does not proceed, or is unsuccessful, it is expected that the Company will need to obtain funding from alternative sources or look to adjust its operational funding requirements.

The Share Consolidation

After the completion of the Rights Issue, ERG intends to undertake the Share Consolidation where the number of shares on issue will be reduced by consolidating every 10 ordinary shares into 1 share. The Share Consolidation will have no impact on the amount of paid up share capital in the Company. The terms of all issued securities in ERG will be adjusted to take account of the Share Consolidation.

4. The Effect on Non-Associated Shareholders

At the date of this report, ERG has on issue 945,879,165 ordinary shares held by approximately 52,000 shareholders. At 31 January 2003, the top 20 shareholders held approximately 17.5% of the ordinary shares on issue. Banksys SA is the largest shareholder with a 3.3% interest in the ordinary shares on issue.

The Company also has on issue 18,506,210 share options, with exercise prices ranging from 37 cents to $3.23. With the ERG share price recently trading at prices below 20 cents all of the outstanding options are well out-of-the-money. The following table summarises the options that are exercisable between 37 cent and $1.00:

Number of Options 000's	Exercise Price cents	Exercise Date
3,750	37	on or before 9 December 2008
1,000	38	on or before 15 March 2007
75	38	on or before 11 December 2008
7,437	40	on or before 1 January 2009
2,190	93	on or before 16 July 2009
14,452		

In addition, ERG has on issue the 18,518,519 Listed Notes.

Impact of the Listed Notes Conversion

The table below summarises the dilutionary impact of the conversion of the Listed Notes on the Non-Associated Shareholders.

Expanded Share Capital after the Listed Note Conversion	Number of Shares 000's	Existing Ordinary Shareholders 000's	The Ingot Entities 000's	Other Noteholders 000's
Current number of ordinary shares on issue	945,879	945,879	-	-
% Shareholding		*100.0%*	*0%*	*0%*
Shares issued on the Listed Note Conversion	1,666,667	-	687,777	978,890
After the Listed Note Conversion	**2,612,546**	**945,879**	**687,777**	**978,890**
% Shareholding		*36.2%*	*26.3%*	*37.5%*

As illustrated in the table above, the impact of conversion of the Listed Notes is as follows:

- the collective interests of the Non-Associated Shareholders in the ERG ordinary shares will be diluted from 100% to approximately 36.2%;
- the Ingot Entities' shareholding will increase from nil to approximately 26.3%;
- collectively the other Noteholders excluding the Ingot Entities ("the Other Noteholders") will own approximately 37.5% of the ERG ordinary shares; and
- collectively the former Listed Noteholders will hold approximately 63.8% of the ERG ordinary shares.

In considering the effect of the conversion of the Listed Notes we have not taken into account the possible exercise of the options the Company currently has outstanding.

Impact of the Proposed Conversion

The table below summarises the dilutionary impact of the Proposed Conversion (being the Listed Note Conversion and the April Interest Conversion) on the Non-Associated Shareholders.

Expanded Share Capital after Proposed Conversion	Number of Shares 000's	Existing Ordinary Shareholders 000's	The Ingot Entities 000's	Other Noteholders 000's
Current number of ordinary shares on issue	945,879	945,879	-	-
% Shareholding		*100.0%*	*0%*	*0%*
Shares issued on the Proposed Conversion	1,729,167	-	713,569	1,015,598
After the Proposed Conversion	**2,675,046**	**945,879**	**713,569**	**1,015,598**
% Shareholding		*35.3%*	*26.7%*	*38.0%*

- the collective interests of the Non-Associated Shareholders in the ERG ordinary shares will be diluted from 100% to approximately 35.3%;
- the Ingot Entities' shareholding will increase from nil to approximately 26.7%;

- collectively the Other Noteholders will own approximately 38.0% of the ERG ordinary shares; and
- collectively the former Listed Noteholders will hold approximately 64.7% of the ERG ordinary shares.

Impact of the Ingot Loan

Full details of the Ingot Loan are outlined in detail in Section 3.4. There are a number of terms under the Ingot Loan which could result in ordinary shares being issued to the Ingot Entities. These, and the possible impact on the Non-Associated Shareholders are outlined below:

- On the drawn down of the Ingot Loan, Ingot became entitled to be granted the 169.564 million 20 Cent Ingot Options. As detailed in the table below, after the issue of the April Interest and the Listed Note Conversion Shares, and assuming no other ordinary shares are issued, if the 20 Cent Ingot Options are exercised, the Ingot Entities' shareholding in ERG would increase from 26.7% to 31.0%. The Non-Associated Shareholders' interest would reduce from 35.3% to 33.3%. The consideration payable by the Ingot Entities for the exercise of the 20 Cent Ingot Options would be $33.9 million.

After Proposed Conversion and After Exercise of 20 Cents Ingot Options	Number of Shares 000's	Non-Associated Shareholders 000's	The Ingot Entities 000's	Other Listed Noteholders 000's
After the Proposed Conversion	2,675,046	945,879	713,569	1,015,598
% Shareholding		*35.3%*	*26.7%*	*38.0 %*
Exercise of the 20 Cent Ingot Options	169,564	-	169,564	-
	2,844,610	945,879	883,133	1,015,598
% Shareholding		*33.3%*	*31.0%*	*35.7%*

- Ingot can elect to convert the full balance of the Ingot Loan (i.e. $25.435 million) into ERG ordinary shares at an issue price of 15 cents. Following on from the exercise of the 20 Cent Ingot Options, if this election is made then the Ingot Entities will be issued with approximately 169.564 million ordinary shares which would increase the Ingot Entities' shareholding in the Company from 31.0% to approximately 34.9% ("Ingot Loan Scenario 1").

Ingot Loan Scenario 1	Number of Shares 000's	Non-Associated Shareholders 000's	The Ingot Entities 000's	Other Listed Noteholders 000's
After exercise of the 20 Cent Ingot Options	2,844,610	945,879	883,133	1,015,598
% Shareholding		*33.3%*	*31.0%*	*35.7%*
Ingot Entities convert the Ingot Loan	169,564	-	169,564	-
After Ingot Loan Scenario 1	3,014,174	945,879	1,052,697	1,015,598
% Shareholding		*31.4%*	*34.9%*	*33.7%*

- Alternatively, if ERG elects to repay the Ingot Loan early, then Ingot will be granted 169.564 million 15 Cent Ingot Options. If the 15 Cent Ingot Options are subsequently exercised, Ingot would be issued with an additional 169.564 million shares ("Ingot Loan Scenario 2"). Under Ingot Loan Scenario 2, the Ingot Entities' shareholding would increase from 31.0% (assuming the exercise of the 20 Cent Ingot Options had occurred and no other shares had been issued) to approximately 34.9%. The consideration for the exercise of the 15 Cent Ingot Options would be $25.435 million.

Ingot Loan Scenario 2	Number of Shares 000's	Non-Associated Shareholders 000's	The Ingot Entities 000's	Other Listed Noteholders 000's
After exercise of the 20 Cent Ingot Options	2,844,610	945,879	883,133	1,015,598
% Shareholding		*33.3%*	*31.0%*	*35.7%*
ERG elects to repay Ingot Loan early	169,564	-	169,564	-
After Ingot Loan Scenario 2	3,014,174	945,879	1,052,697	1,015,598
% Shareholding		*31.4%*	*34.9%*	*33.7%*

If Ingot Loan Scenario 1 occurs then Ingot Loan Scenario 2 cannot occur. Similarly, if Ingot Loan Scenario 2 occurs then Ingot Loan Scenario 1 cannot occur.

- Interest on the Ingot Loan is to be charged at 10% per annum and can be satisfied, at the Ingot Entities' option in cash or in ERG shares. Interest accrues daily and compounds quarterly in arrears, and is payable every six months. If ERG elects to satisfy an interest payment through the issue of shares, the price the shares are to be issued at will equate to 95% of the average weighted price of ERG shares for the five days before the relevant interest payment date. Because of the number of shares the Company will have on issue, the dilutionary impact of ERG meeting the interest payments on the Ingot Loan through the issue of shares it not expected to be significant.

  As an example, if all of the interest on the Ingot Loan is satisfied by the issue of ordinary shares at a price of 20 cents (less the 5% discount) across the five year term of the loans, then the total number of ERG shares that would need to be issued to the Ingot Entities totals approximately 66.9 million. Under this example, assuming that the shares issued on the exercise of the 20 Cent Ingot Options are the only other shares issued, the Ingot Entities' shareholding in the Company would increase from 31.0% to approximately 32.6% ("Ingot Loan Scenario 3"). If the share price is greater than 20 cents, then a lesser number of shares would be issued. Alternatively, if the share price is less than 20 cents the number of shares issued would be greater.

Ingot Loan Scenario 3	Number of Shares 000's	Non-Associated Shareholders 000's	The Ingot Entities 000's	Other Listed Noteholders 000's
After exercise of the 20 Cent Ingot Options	2,844,610	945,879	883,133	1,015,598
% Shareholding		*33.3%*	*31.0%*	*35.7%*
Shares issued in lieu of interest on the Ingot Loan	66,933	-	66,933	-
After Ingot Loan Scenario 3	2,911,543	945,879	950,066	1,015,598
% Shareholding		*32.5%*	*32.6%*	*34.9%*

The largest dilutionary impact on the Non-Associated Shareholders of the Ingot Loan would occur if:

- all of the interest over the term of the Ingot Loan was satisfied through the issue of shares (i.e. Ingot Loan Scenario 3); and either
- close to the end of the five year term, ERG elects to repay the Ingot Loan which in turn triggers the issue of the 15 Cent Ingot Options (i.e. Ingot Loan Scenario 2); or
- close to the end of the five year term, the Ingot Entities elected to convert the Ingot Loan balance to ERG ordinary shares at 15 cents each (i.e. Ingot Loan Scenario 1).

We consider the likelihood of both Ingot Loan Scenarios 2 and 3 occurring to be low. If the Ingot Entities elect to receive all the interest on the Ingot Loan in shares, it is unlikely the Company would repay the Ingot Loan early as this would result in the 15 Cent Ingot Options being issued and the Non-Associated Shareholders being diluted further.

If the interest over the term of the Ingot Loan were satisfied through the issue of shares (i.e. Ingot Loan Scenario 3), a more likely scenario would be for the Ingot Entities to elect to convert the Ingot Loan into ordinary shares (i.e. Ingot Loan Scenario 1) near the maturity date (being 24 December 2007). Assuming Ingot Loan Scenarios 3 and 1 occurred, with all shares issued under Scenario 3 being issued at a price of 20 cents (less the 5% discount), the Ingot Entities' shareholding would increase from 31.0% to 36.3%. As detailed in the following table, the Non-Associated Shareholders would be diluted to 30.7%, with the other Noteholders being diluted to 33.0%.

Interest satisfied by issue of Shares and Ingot Entities electing to convert Ingot Loan	Number of Shares 000's	Non-Associated Shareholders 000's	The Ingot Entities 000's	Other Listed Noteholders 000's
After exercise of the 20 Cent Ingot Options	2,844,610	945,879	883,133	1,015,598
% Shareholding		*33.3%*	*31.0%*	*35.7%*
Shares issued in lieu of interest on the Ingot Loan	66,933	-	66,933	-
Ingot Entities convert the Ingot Loan	169,564	-	169,564	-
	3,081,107	**945,879**	**1,119,630**	**1,015,598**
% Shareholding		*30.7%*	*36.3%*	*33.0%*

Impact of the Rights Issue

Non-Associated Shareholders will not be diluted by the Rights Issue to the extent they take up their rights. The Preference Shares to be issued under the Rights Issue are non-redeemable, mature five years from the date of issue, have a cumulative dividend yield of 10% per annum and are convertible into ordinary shares at 15 cents per share. If the Rights Issue is fully subscribed when all the Preference Shares are converted, approximately 334.38 million new ordinary shares will be issued.

If the only Preference Shares issued under the Rights Issue are shares issued pursuant to the Ingot Underwriting and the Babcock & Brown Underwriting, when those Preference Shares are converted into ordinary shares, the dividends on the Preference Shares are paid in ERG ordinary shares at 20 cents less the 10% discount and the Preference Share Options are exercised, then the Ingot Entities' interest in the Company would increase from 31.0% (assuming the issue and conversion of the 20 Cent Ingot Options) to 37.5%, assuming no other shares are issued ("the Preference Share Scenario"). The Non-Associated Shareholders interest would be diluted to 29.4%.

Preference Share Scenario	Number of Shares 000's	Non-Associated Shareholders 000's	The Ingot Entities 000's	Other Listed Noteholders 000's	Babcock & Brown 000's
After exercise of the 20 Cent Ingot Options	2,844,610	945,879	883,133	1,015,598	-
% Shareholding		*33.3%*	*31.0%*	*35.7%*	*0%*
Conversion of Preference Shares	153,333	-	133,333	-	20,000
Conversion of Preference Share Options	153,333	-	133,333	-	20,000
Shares issued in lieu of Preference Share dividends	63,889	-	55,556	-	8,333
	3,215,165	**945,879**	**1,205,355**	**1,015,598**	**48,333**
% Shareholding		*29.4%*	*37.5%*	*31.6%*	*1.5%*

The Maximum Dilutionary Impact

The maximum dilutionary impact resulting from the Proposed Capital Restructure ("the Maximum Dilutionary Scenario") will occur if all of the following occur:

- the Ingot Loan Scenario 1;
- the Ingot Loan Scenario 3; and
- the Preference Share Scenario.

The Maximum Dilutionary Scenario is shown in the table below. Under the example used, the balance of the Ingot Loan is reduced to $5.435 million by virtue of the Ingot Underwriting, the interest charged on the Ingot Loan is based on this balance and is converted to shares at a price of 20 cents (less the 5% discount).

Maximum Dilutionary Scenario	Number of Shares 000's	Non-Associated Shareholders 000's	The Ingot Entities 000's	Other Listed Noteholders 000's	Babcock & Brown 000's
After exercise of the 20 Cent Ingot Options	2,844,610	945,879	883,133	1,015,598	-
% Shareholding		*33.3%*	*31.0%*	*35.7%*	*0%*
Conversion of Preference Shares	153,333	-	133,333	-	20,000
Conversion of Preference Share Options	153,333	-	133,333	-	20,000
Shares issued in lieu of Preference Share dividends	63,889	-	55,556	-	8,333
Shares issued in lieu of interest on the Ingot Loan	11,378	-	11,378	-	-
Ingot Entities convert the Ingot Loan	36,231	-	36,231	-	-
	3,262,774	**945,879**	**1,252,964**	**1,015,598**	**48,333**
% Shareholding		*29.0%*	*38.4%*	*31.1%*	*1.5%*

Under the Maximum Dilutionary Scenario the Ingot Entities would emerge with 38.4% of the Company's ordinary issued capital. We note that if the April Interest Conversion does not proceed, then the Ingot Entities' maximum holding will be 38.3%.

We note that the Information Memorandum prepared by the Company refers to the Ingot Entities' interest in ERG's ordinary shares increasing to a maximum of 41.22%. The difference between the 38.4% calculated in the above example and 41.22%, is due to the Company calculating the shares which may be issued to the Ingot Entities in respect of the interest on the Ingot Loans and the dividends on the Preference Shares using an assumed share price of 5 cents after adjusting for the relevant discount. We have used an assumed share price of 20 cents less the relevant discount, on the basis that the 20 Cent Ingot Options will not be exercised unless the ERG share price is at least 20 cents.

Summary of Dilutionary Impact

For reasons explained above, we consider the likelihood of both Ingot Loan Scenarios 2 and 3 occurring to be low.

The more likely outcome will be the occurrence of Ingot Loan Scenario 1, which will increase the Ingot Entities' shareholding in ERG from 31.0% (assuming the exercise of the 20 Cent Ingot Options) to approximately 34.9%. The Non-Associated Shareholders will be diluted from 35.3% to 31.4%.

Under the example we have used, the maximum interest the Ingot Entities could obtain over the next five years under the terms of the Proposed Capital Restructure is 38.4%, as detailed under the Maximum Dilutionary Scenario. For the Maximum Dilutionary Scenario to happen the following events must occur:

- ERG must repay the Ingot Loan early, resulting in the 15 Cent Ingot Options being issued, or the Ingot Entities elect to convert the Ingot Loan;
- the full Ingot Underwriting and Babcock & Brown Underwriting must be called upon, resulting in the Ingot Entities contributing a total of $20 million of the $23 million Rights Issue, with no other amount being raised;
- the ERG share price must increase to above 20 cents resulting in: the 15 Cent Ingot Options or the Ingot Loan Shares; the 20 Cent Ingot Options; the Preference Shares; and the Preference Share Options falling into the money and being exercised; and
- all of the interest on the Ingot Loan and the Preference Shares must be paid in ordinary shares and not cash in accordance with the terms described above.

We consider it very unlikely that all of these events would occur. Because of the factors that influence the outcome of these events, the ultimate interest that the Ingot Entities will end up with as a result of the Proposed Capital Restructure cannot be calculated with any absolute certainty.

5. Basis of Assessment

The Act does not define the term 'fair and reasonable'. However, in assessing whether the issue of the Ingot Conversion Shares and the possible issue of the 20 Cent Ingot Option Shares, the Ingot Loan Shares, the 15 Cent Ingot Option Shares, the Ingot Preference Conversion Shares and/or the Ingot Preference Option Shares pursuant to the terms of the Proposed Capital Restructure are fair and reasonable to the Non-Associated Shareholders, we have had regards to ASIC Policy Statement 74 "Acquisitions Agreed to by Shareholders". In consideration of what is 'fair and reasonable', Policy Statement 74 states that:

"what is fair and reasonable for non-associated shareholders should be judged in all the circumstances of the proposal. The report must compare the likely advantages and disadvantages for the non-associated shareholders if the proposal is agreed to, with the advantages and disadvantages to those shareholders if it is not. Comparing the value of the shares to be acquired under the proposal and the value of the consideration is only one element of this assessment."

While only one element of our assessment, it is relevant to compare the fair value of what is being 'acquired' with the value of the consideration being paid. On this basis, in relation to the Listed Note Conversion we have compared the value of the Listed Notes being converted by the Ingot Entities with the value of the Ingot Conversion Shares being issued by ERG. In valuing the Ingot Conversion Shares, we have assessed the fair value of an ERG ordinary share and in valuing the Listed Notes being converted by the Ingot Entities we have assessed the fair value of a Listed Note.

Fair value in this context is considered to be the amount at which an asset could be exchanged between a knowledgeable and willing but not anxious seller and a knowledgeable and willing but not anxious buyer both acting at arm's length. In assessing the fair value of an ERG share we have also had consideration to the recent market price of the Company's shares on the ASX. Similarly in assessing the fair value of a Listed Note, we have also had consideration to the recent market price of the Listed Notes on the ASX.

In relation to the possible issue of the 20 Cent Ingot Option Shares, the Ingot Loan Shares, the 15 Cent Ingot Option Shares, the Ingot Preference Conversion Shares and/or the Ingot Preference Option Shares the appropriate time to compare the value of the shares being issued and the consideration being paid is at, or around, the date the shares are issued. At the date of this report, the possible issue of the shares pursuant to the various transactions encompassed under each of the circumstances envisaged cannot be determined. In addition, the value of an ERG share at any future date cannot be accurately assessed or predicted. Because of this, the assessment of the possible issue of the 20 Cent Ingot Option Shares, the Ingot Loan Shares, the 15 Cent Ingot Option Shares, the Ingot Preference Conversion Shares and/or the Ingot Preference Option Shares, becomes less an issue of value and more an issue of whether or not the Non-Associated Shareholders will be better, or at least no more worse off, if each of these share issues where to occur.

Accordingly, in evaluating the issue of the Ingot Conversion Shares and the possible issue of the 20 Cent Ingot Option Shares, the Ingot Loan Shares, the 15 Cent Ingot Option Shares, the Ingot Preference Conversion Shares and/or the Ingot Preference Option Shares, we have also considered the likely advantages and disadvantages, if any, which may accrue to the Non-Associated Shareholders if the Proposed Capital Restructure is approved. In our assessment of each of the proposals we have therefore considered the Proposed Capital Restructure in its entirety, including such matters as:

- the overall terms of the Proposed Capital Restructure;

- the nature of ERG's current activities;
- the likely dilutionary impact of each of the proposals;
- the terms of the Listed Note Conversion, with and without the April Interest Conversion;
- the consideration to be paid for the issue of the 20 Cent Ingot Option Shares, the Ingot Loan Shares, the 15 Cent Ingot Option Shares the Ingot Preference Conversion Shares and/or the Ingot Preference Option Shares;
- the rationale for the Proposed Capital Restructure;
- alternatives to the Proposed Capital Restructure;
- the potential change of control and management arising out of Potential Capital Restructure;
- the recent share market trading of the Company's shares; and
- other significant matters.

Consideration of the respective values of an ERG share and the Listed Notes are detailed in Section 6. Our valuations of an ERG share and a Listed Note are included in Appendices A and B respectively. Other significant factors relevant to the reasonableness of the Proposed Capital Restructure are set out in Section 7.

6. Valuation Considerations

6.1 Consideration of Market Prices

Over the period since 2 January 2002 the market price of an ERG share on the ASX has traded down from 55 cents in January 2002 to a low of 22.5 cents in April 2002, then back up to 36.5 cents in June before drifting down to levels of around 16 cents to 24.5 cents across September and October 2002. On the day the Proposed Capital Restructure was announced, the share price traded down from 16 cents to 12.5 cents, the last trading price in November 2002. Since then the Company's share price has traded in the range between 8.4 cents and 15.5 cents, closing on 12 March 2003 at 8.4 cents.

Over the same period the market price of a Listed Note on the ASX drifted down from $9.66 to a low of $3.82 by the end of April 2002 and back up to $6.61 in June before trading back to levels of around $4.59 in October 2002. When the Proposed Capital Restructure was announced on 28 November 2002 the price increased from $4.35 to a high of $6.42 before closing for the month at $6.19. Since then the Listed Notes have traded in the range between $5.15 in December 2002 to a high of $9.30 on 28 February 2003. The closing price on 12 March 2003 was $5.19.

While the market price of listed securities does not necessarily equate to the fair value of that listed security, it is relevant to note the prices traded on a stock exchange generally reflects the buying and selling of small parcels of securities that do not carry a controlling interest and are usually traded on a short to medium term basis.

The table below summarises the value of the terms of the Proposed Conversion (including the Listed Note Conversion and the April Interest Conversion) with reference to the market prices at which the Listed Notes and ERG's shares traded at various dates and periods before and after the announcement of the Proposed Capital Restructure on 28 November 2002.

	Listed Notes $	Share Price cents	Under PC[2] Terms $	Premium %
VWP[1] for 3 months before announcement	4.61	20.0	18.68	305%
VWP for 1 month before announcement	4.50	16.0	14.94	232%
Closing price 2 days before announcement	4.35	15.5	14.47	232%
Closing price on 28 November 2002	4.35	16.0	14.94	243%
Closing price on 29 November 2002	6.19	12.5	11.67	89%
Closing price 1 month after announcement	6.20	10.0	9.34	51%
VWP for period to 29 November 2002 to 12 March 2003	6.85	13.0	12.14	77%
12 March 2003	5.19	8.4	7.84	51%

1. VWP = volume weighted price.
2. PC = Proposed Conversion, includes both the Listed Note Conversion and the April Interest Conversion.

The table shows that based on the market prices at which the Listed Notes and ERG shares have traded at recently, Noteholders are receiving a significant premium under the terms of the Proposed Conversion. This premium exists as investors seek to take advantage of the arbitrage opportunity between the market price of the Listed Notes and the market price of an ERG share. While the premium has reduced since the announcement of the Proposed Capital Restructure, it is still substantial. The perceived benefit of the difference in market prices will only occur if the Proposed Capital Restructure proceeds as anticipated.

6.2 Valuation of an ERG Share

In Section 2 of Appendix A, we determined the discounted cash flow method ("DCF") of valuation to be the most appropriate method of valuing an ERG share. In this regard, ERG management has prepared forecast cash flows for the period to 31 July 2007 ("the Cash Flow Projections"). The Cash Flow Projections have been derived based on a number of assumptions as to the future operating performance of ERG. The Company prepared the Cash Flow Projections by application of the following parameters:

- "Contracted Business" represents projects for which there is a signed contract between ERG and the customer and the Company is about to commence, or is in the process of undertaking that contract.
- "Expected Business" includes the following:
  - projects that have been awarded to ERG, but the contract has not yet been signed;
  - projects where ERG is the only bidder; and
  - projects which the Company believes it has a greater than 50% chance of winning.
- "Targeted Business" includes projects that the Company expects will be put out to tender and ERG intends to bid for.

We have undertaken a limited review of the Cash Flow Projections in order to determine their reasonableness. Specifically, we have undertaken the following steps:

- sighted a sample of signed contracts the Company has with its customers;
- discussed each of the Expected and Targeted Business projects with management in order to assess the likelihood of ERG winning the business;
- considered the reasonableness of the assumptions which underpin the revenue and expenditure forecasts in light of historical performance, in particular ERG's past performance in meeting budgeted results;
- assessed ERG's likely tax losses and its ability to utilise those losses in the future;
- held detailed discussions with the Company's management in regards to projected capital expenditure and working capital requirements;
- considered the dynamics and outlook of the AFC/smart card sectors; and
- had regard to ERG's historical success rate in bidding for new projects.

Management has advised that historically ERG has won approximately 70% of the total revenues targeted.

Based on our review of the Cash Flow Projections, we have made the following adjustments in considering the 'fair value' of an ERG share using the DCF methodology:

- applied a probability factor to the Expected Business projected where there is less than 100% probability of ERG winning the contract; and
- multiplied the contribution from Targeted Business by 60% to 70% to reflect ERG's historical record in winning new contracts.

It follows that should the actual operating results differ significantly from those projected, there may be a material impact on the underlying value of an ERG share, with any impact potentially being either positive or negative.

We have not disclosed full details of the Cash Flow Projections, as to do so could compromise ERG's competitive position in terms of pricing and the ability to negotiate with potential customers. In addition, full disclosure would provide ERG's competitors with an unfair advantage in the tendering for AFC/smart card projects. However, we have included a table in Section 3.2 of Appendix A, which details the key assumptions used in the preparation of the Cash Flow Projections.

We have applied a Weighted Average Cost of Capital ("WACC") of 14.1% to our adjusted version of the Cash Flow Projections. The same discount rate has been applied to the terminal value, which has been calculated by capitalising the adjusted final year cash flow from the Cash Flow Projections. Further information as to our basis for determining the appropriate discount rate is included in Section 3.1 of Appendix A. This process results in the following enterprise and equity values being assessed for ERG.

	Low $m's	High $m's
ERG's Enterprise Value	**365.4**	**441.3**
Less Net Debt	(316.7)	(316.7)
Less Minority Interests	(0.2)	(0.2)
ERG's Equity Value	**48.5**	**124.4**
Ordinary Shares on Issue	945.9	945.9
Value of an ERG share (cents)	**5.1**	**13.2**

As can be seen from the above table, we have assessed ERG's enterprise value to be between $365.4 million and $441.3 million. As detailed in Section 3.1 above, ERG is in advanced stage negotiations with a third party to sell 100% of the shares in Proton for a total consideration of approximately $109 million, with the initial net cash proceeds to the Company being approximately $60 million. In addition, ERG may receive up to a maximum of €22.5 million over the next 10 years, based on the number of cards sold to ERG by Proton. The present value of the likely proceeds from the sale of Proton has been included in ERG's enterprise value.

For the purposes of this report, we have assessed the fair value of an ERG share to be in the range of between 5.1 cents and 13.2 cents. It is important to note that our assessed fair value of the Company's shares does not address whether or not ERG will have the capacity to redeem, refinance or renegotiate the Listed Notes at their 1 October 2005 redemption date. If at October 2005 the Company is unable to redeem, refinance or renegotiate the Listed Notes, it would be expected that the value of an ERG share would be negatively impacted.

6.3 Value of a Listed Note

In Section 2 of Appendix B, we determined the option value method to be the most appropriate method of valuing a Listed Note. We have also had regard to the market price of a Listed Note. The option method values a convertible note as a debt instrument and then adds the value, if any, of the option of the holder to convert the note to equity.

In valuing a Listed Note under the option method, it is first necessary to assess the net present value of the cash flows that are to be derived from the 7.5% yield payable on the Listed Notes. In this regard, we have considered the following factors:

- the impact on the ongoing operations of the Company of having to meet the annual interest payments on the Listed Notes of $18.75 million per annum between now and the redemption date of 1 October 2005; and

- the requirement for ERG to fund the $250 million redemption of the Listed Notes on 1 October 2005, with the Company's ability to meet the redemption being dependent on its capacity to access alternative sources of funding at that time, which is not certain and cannot be guaranteed.

After considering the above factors, we have applied an after-tax cost of debt of 9.8% to the cash flows derived from the Listed Notes. Whilst this is 2.3% higher than the yield on the Listed Notes, we consider this to be appropriate in light of ERG's current financial position and level of debt reflected by the balance of the Listed Notes.

By applying a discount rate of 9.8%, the present value of the interest cash flows to be derived from each Listed Note between the date of this report and maturity is $2.69. This value includes the value of the April Interest for the six months to 1 April 2003.

In addition to the interest cash flows, assuming the Listed Notes are not converted to ordinary shares, the Company is required to redeem each of the Listed Notes at their face value of $13.50 each. Ignoring whether or not ERG will have the capacity to repay $250 million on 1 October 2005, based on the same discount rate of 9.8%, the net present value of the $13.50 redemption amount is $10.61. Adding the $10.61 to the $2.69, the debt instrument component of a Listed Note is therefore valued at $13.30. As referred to above, the Company's ability to redeem the $250 million outstanding on the Listed Notes will be dependent on its capacity to access alternative sources of funding at that time, which, at the date of this report, is not certain and cannot be guaranteed. Accordingly, the $13.30 represents the maximum theoretical value for the Listed Notes, including the April Interest.

With a three for one conversion ratio, the Listed Notes have an effective conversion price of $4.50 per ordinary share. It would be expected that for the Listed Notes to be converted, ERG's share price would need to be trading at or above $4.50. The Company's share price has not traded around that price since January/February 2000. The last trading price of an ERG share on 12 March 2003 was 8.4 cents.

In assessing the value attributable to the option to convert a Listed Note into equity, we have applied the Black and Scholes option pricing model. In applying this model, as ERG's current share price is so far below the effective conversion price of $4.50, we have assessed the option value attached to a Listed Notes to be nil.

It is relevant to note that in the period prior to the announcement of the Proposed Capital Restructure on 28 November 2002, the Listed Notes traded around $4.50. Since that date the Listed Notes have traded in the range between $5.15 in December 2002 to a high of $9.30 on 28 February 2003, down to a closing price on 12 March 2003 of $5.19.

Based on the above, we have assessed the fair value of a Listed Note, including the April Interest, to be in the range of between $4.50 and $13.30. The low end of the range reflects the volume weighted price of the Listed Notes in the one month prior to 28 November 2002, being the date the Proposed Capital Restructure was announced. Conversely, the high end of the range represents the high end of the value assessed for the Listed Notes under the option method.

Excluding the April Interest amount of 50.625 cents per Listed Note, the value of a Listed Note is adjusted to be in the range of between $3.99 and $12.79.

6.4 Comparison of Fair Values

The Listed Note Conversion

Included in the table below is a comparison of the assessed fair value of the 7,641,970 Listed Notes held by the Ingot Entities ("the Ingot Entities' Listed Notes"), excluding the April Interest, and the assessed fair value of the Ingot Conversion Shares. The value of the Ingot Entities' Listed Notes is based on the valuation range of a Listed Note excluding the April Interest of between $3.99 and $12.79 and the value of the Ingot Conversion Shares is based on the valuation range assessed for an ERG share of between 5.1 cents and 13.2 cents. If the Listed Note Conversion proceeds, the Ingot Entities will receive 687,777,300 ERG shares in return for the 7,641,970 Listed Notes.

	Valuation	
	Low A$000's	High A$000's
Assessed Value of the Ingot Entities' Listed Notes	30,491	97,741
Assessed Value of the Ingot Conversion Shares	35,077	90,787
Excess/(Deficit) of value of the Ingot Entities' Listed Notes over the value of the Ingot' Conversion Shares	(4,586)	6,954
Premium/(Discount)	(13.1%)	7.7%

At the low end of the valuation range the value of the Ingot Entities' Listed Notes is at a 13.1% discount to the value of the Ingot Conversion Shares being issued by ERG and a 7.7% premium at the high end.

While at the lower end of the valuation range, the Ingot Entities' Listed Notes is at a discount to the value of the Ingot Conversion Shares, of more significance is the fact that approximately 83% of the values within the range of between $35.077 million and $90.787 million, being the valuation range for the Ingot Conversion Shares, fall within the valuation range assessed for the Ingot Entities' Listed Notes.

The Proposed Conversion

While Shareholders are not being asked to approve the April Interest Conversion, it will proceed if Noteholders vote in favour of it and the Note Trust Amending Deed is executed before 21 April 2003. Accordingly, we have compared the assessed fair value of the Ingot Entities' Listed Notes including the April Interest, and the assessed fair value of the Ingot Conversion Shares plus the April Interest Conversion Shares the Ingot Entities will be entitled to. The value of the Ingot Entities' Listed Notes is based on the valuation range of a Listed Note including the April Interest of between $4.50 and $13.30 and the value of the Ingot Conversion Shares is based on the valuation range assessed for an ERG share of between 5.1 cents and 13.2 cents. If the Proposed Conversion proceeds, the Ingot Entities will receive 713,568,949 ERG shares in return for the 7,641,970 Listed Notes and the April Interest.

	Valuation	
	Low A$000's	High A$000's
Assessed Value of the Ingot Entities' Listed Notes	34,389	101,638
Assessed Value of the Ingot Conversion Shares	36,392	94,191
Excess/(Deficit) of value of the Ingot Entities' Listed Notes over the value of the Ingot' Conversion Shares	(2,003)	7,030
Premium/(Discount)	(5.5%)	7.9%

At the low end of the valuation range the value of the Ingot Entities' Listed Notes is at a 5.5% discount to the value of the Ingot Conversion Shares being issued by ERG and a 7.9% premium at the high end.

While the lower end of the valuation range for the Ingot Entities' Listed Notes is at discount to the value of the Ingot Conversion Shares, of more significance is the fact that approximately 85% of the values within the range of between $36.392 million and $94.191 million, being the valuation range for the Ingot Conversion Shares fall within the valuation range assessed for the Ingot Entities' Listed Notes.

6.5 The Other Possible Share Issues

In relation to the possible issue of the 20 Cent Ingot Option Shares, the Ingot Loan Shares, the 15 Cent Ingot Option Shares, the Ingot Preference Conversion Shares and/or the Ingot Preference Option Shares each will only occur in the following circumstances:

- the issue of the 20 Cent Ingot Option Shares will only happen on the exercise of the 20 Cent Ingot Options;
- the issue of the Ingot Loan Shares will only occur if SUITS and Utilico elect to convert the balance of the Ingot Loan to ordinary or preference shares;
- the issue of the 15 Cent Ingot Option Shares will only happen on the exercise of the 15 Cent Ingot Options that will be granted if ERG elects to repay the Ingot Loan early;
- the issue of the Ingot Preference Conversion Shares will only occur if the Ingot Entities are required to take-up the Ingot Underwriting under the Rights Issue; and
- the issue of the Ingot Preference Option Shares will only happen on the exercise of the Ingot Preference Share Options granted if the Ingot Entities are required to take-up the Ingot Underwriting under the Rights Issue.

In considering the issue of shares under each of these proposals, the relevant date to assess the value of the ERG shares to be issued is at, or around, the time the actual shares are issued. No such assessment can be made because that date of conversion or exercise is not known and cannot be predicted and the value of an ERG share at any future time cannot be determined. In addition, the probability of the circumstances leading to the possible issue of the 20 Cent Ingot Option Shares, the Ingot Loan Shares, the 15 Cent Ingot Option Shares, the Ingot Preference Conversion Shares and/or the Ingot Preference Option Shares occurring cannot be determined. On this basis, in considering the possible issue of shares we have considered the following matters:

- the nature of a share option and/or a right to convert a debt instrument to equity;
- the exercise and conversion prices of the various share issues compared to the current value of an ERG share and to the Company's recent trading price on the ASX;
- the overall terms of the Ingot Loan compared to the terms of the Babcock & Brown Facilities and the Preference Shares;
- ERG's current financial position and its ability to obtain debt (or equity) financing from alternative sources; and
- the overall terms of the Proposed Capital Restructure.

The nature of a share option and/or a right to convert is such that it provides the holder with a right to be issued with a share at a particular price at some time in the future. A key feature of a share option is that the holder has the right but not the obligation to exercise. Similarly, the right to convert a debt generally provides the debt provider with the right but not the obligation to convert. It follows that, in most circumstances, a rational investor would only exercise an option or convert a debt if the exercise or conversion price was less than the value of the company's underlying shares at the time of exercise or conversion. Accordingly, it would be expected:

- that for the 20 Cent Ingot Options to be exercised, ERG's shares would have to be trading at prices at or above 20 cents, or the likelihood of that occurring was high;
- that for SUITS and Utilico to elect to convert the balance of the Ingot Loan to equity, ERG's shares would have to be trading at prices at or above 15 cents, or the likelihood of that occurring was high;
- that for the 15 Cent Ingot Options to be exercised, ERG's shares would have to be trading at prices at or above 15 cents, or the likelihood of that occurring was high;
- for the Ingot Entities to elect to convert the Ingot Preference Shares, ERG's shares would have to be trading at prices at or above 15 cents, or the likelihood of that occurring was high; and
- that for the Ingot Preference Share Options to be exercised, ERG's shares would have to be trading at prices at or above 20 cents, or the likelihood of that occurring was high.

In Section 6.2 we assessed the fair value of an ERG share to be in the range of between 5.1 cents and 13.2 cents. The closing price of an ERG share on 12 March 2003 was 8.4 cents. It is relevant to note that 20 cents is at a premium to our valuation range of 292% at the low end and 52% at the high end. Likewise, 20 cents is at a 138% premium to the 8.4 cent market price. Similarly, 15 cents is at a premium to our valuation range of 194% at the low end and 14% at the high end and a 79% premium to the 8.4 cent market price. Accordingly, for the exercise of the various options and the conversion of the Ingot Loan and the Ingot Preference Shares to occur, it is likely the price and or value of an ERG share would need to increase significantly from its current position.

Except for the issue of the 20 Cent Ingot Options, the circumstance of each of the other possible share issues will only arise if the Proposed Capital Restructure proceeds as anticipated. For this to occur, approval of all aspects of the Proposed Capital Restructure, including the Listed Note Conversion and the other possible share issues described above, is required to be obtained from the Non-Associated Shareholders. If the Non-Associated Shareholders do not approve the possible issue of the 20 Cent Ingot Option Shares, the Ingot Loan Shares, the Ingot Preference Conversion Shares, the Ingot Preference Option Shares and/or the 15 Cent Ingot Option Shares, the Proposed Capital Restructure will not proceed. If the Proposed Capital Restructure does not proceed, the Ingot Loan will be repayable in full by 24 June 2003.

The Proposed Capital Restructure provides ERG with the opportunity to strengthen its balance sheet and enhance its ability to win new contracts and improve its operating performance. It may be expected that the completion of the Proposed Capital Restructure would have a positive effect on the value and/or price of an ERG share in the market. Any increase in the value and/or price of an ERG share would be to the benefit of all shareholders.

If the Ingot Loan is converted, the Company will not have to repay $25.435 million. Further, if the 15 Cent Ingot Options are exercised, the Company will receive cash of $25.435 million and if the 20 Cent Ingot Options are exercised the Company will receive a further $33.913 million in cash.

In part, the option value associated with right to convert the Ingot Loan into equity is reflected in the 10% interest rate, which is substantially lower than the interest rate of 14% per annum charged on the $6.2 Million Loan and the Contingent Instrument Facilities under the Babcock & Brown Facilities of 14%.

The terms of the Ingot Loan are not dissimilar to the terms of the Preference Shares. All Non-Associated Shareholders have the opportunity to take up their rights to the Preference Shares under the Rights Issue.

7. Other Considerations

7.1 Rationale for the Proposed Capital Restructure

As detailed in Section 3.3, ERG's financial position over recent years has been negatively impacted by contract delays, asset write-downs, the need to incur substantial capital expenditure on long-term contracts, large debt servicing commitments and a high level of gearing.

Between 30 June 1999 and 30 June 2002, the Company's net asset position decreased from $232.3 million to $151.7 million, with the book value of total assets increasing by a net amount of approximately $223.4 million and the balance of total liabilities increasing by approximately $304 million. Reflecting the issue of the $250 million Listed Notes in February 2000, net interest bearing liabilities increased from $92.6 million at 30 June 1999 to $308.1 million at 30 June 2002. For the year ended 30 June 2002 the Company recorded a net loss before tax of approximately $246.1 million, which included approximately $161.7 million in significant items relating to non-cash charges and provisions.

Further, the Company recorded a loss of $124.9 million for the six months ended 31 December 2002, which included a charge for the provision of a deferred liability on the Proton acquisition of $8.9 million and a write down of goodwill in relation to Proton of $52.4 million. The Company incurred negative operating cash flows of approximately $10 million during the same period after interest and restructure costs and a positive operating cash flow of approximately $3 million before interest, borrowing costs, bond payments and restructure costs. Reflecting the operating loss, ERG's net asset position at 31 December 2002 had reduced from the $151.7 million at 30 June 2002 to $29.4 million. Net debt at 31 December 2002 was $316.7 million.

ERG's already high debt level, its deteriorating balance sheet and the prolonged weak conditions across world stock markets have made the sourcing of funds increasingly difficult. While cash flow from core operations is at, or slightly above breakeven, debt servicing and repayment commitments continue to direct funds away from operations. Contract delays have compounded the issue for the Company.

Furthermore, a significant issue currently facing ERG is its ability to secure performance bonds to support new contracts. As the value of projects increase, customers are demanding larger performance bonds from contractors. Since the 11 September 2001 terrorist attacks in the United States, the number of insurers prepared to provide performance bonds has diminished. At the same time the costs associated with performance bonds has increased. The Company's financial position, together with the perceived risks associated with the technology sector, have made it increasingly difficult for ERG to obtain performance bonds without full cash security. Without the capacity to meet performance bond requirements, the Company may be precluded from bidding for large AFC/smart card projects. Alternatively, in not being able to meet performance bond requirements, ERG may choose to lodge non-compliant bids. Tendering for projects in these circumstances is not likely to be successful. Without the ability to win new projects, the Company's financial position is likely to continue to deteriorate.

Concerns over the Company's financial position were raised in the audit opinion issued on ERG's financial statements for the year ended 30 June 2002. While not qualifying the accounts, the audit opinion contained an emphasis of matter regarding the Company's ability to continue as a going concern. This same emphasis of matter is contained in the auditor's review opinion for the six months to 31 December 2002. The existence of an emphasis of matter is likely to impact that entity's ability to secure debt funding from traditional sources.

As previously stated, the Company's ability to fund the redemption of the Listed Notes in October 2005 will be dependent on its ability to access alternative sources of finance at that time. This view is supported by the Cash Flow Projections used to value the Company's shares. Alternatively, it may be possible to renegotiate the terms of the Listed Notes, however the sourcing of funds or the outcome of any renegotiations with Noteholders, at the date of this report, are not certain and cannot be guaranteed.

The rationale of the Proposed Conversion is to eliminate interest payments of approximately $18.75 million per annum and remove the $250 million owing on the Listed Notes from the Company's balance sheet. The elimination of these amounts will significantly strengthen the Company's financial position. Regardless of its world-class technology, without the ability to fund future growth, ERG's capacity to generate a reasonable return for shareholders will be limited.

We note that in the event that the Company's financial performance over the next two years significantly exceeds the Cash Flow Projections, it is possible that the Listed Notes could be able to be redeemed or refinanced should the Listed Note Conversion not occur. At the date of this report, the probability of ERG's financial performance exceeding those projected cannot be predicted. Without the capacity to improve its financial position, the ability of the Company to exceed the financial performance projected will be limited.

In the table below we have outlined the impact on a number of events, depending on whether or not the Non-Associated Shareholders (and the Noteholders) approve the Proposed Conversion.

IMPACT ON:	NON-ASSOCIATED SHAREHOLDERS VOTE NO	NON-ASSOCIATED SHAREHOLDERS VOTE YES
Listed Notes	The Company will need to either refinance the $250 million owing on the Listed Notes or renegotiate their terms before 1 October 2005. ERG's ability to fund the redemption on that date will be dependent on the Company being able to either refinance or renegotiate the terms of the Listed Notes which, at this time, is uncertain and cannot be guaranteed.	The Listed Notes will convert into ordinary shares at the rate of 90 ERG shares for every Listed Note held. Unless the Meeting of Noteholders is delayed beyond 1 April 2003, the April Interest may be converted into 3.375 ERG shares per Listed Note. The effect of this will be as follows: ▪ ERG would be relieved of its obligation to redeem the $250 million Listed Notes on 1 October 2005. ▪ The Company would no longer have to pay $18.75 million per annum in interest on the Listed Notes. ▪ At present, the Listed Notes rank behind unsecured creditors, but ahead of ordinary shareholders. If the Listed Note Conversion is approved, Noteholders are forfeiting their priority over ordinary shareholders in the event of a winding up (refer Section 7.4). ▪ ERG shareholders will be diluted from collectively holding 100% of the ordinary shares to holding only 35.3% (assuming the Listed Note Conversion and the April Interest Conversion proceed).
Ingot Loan	The $25.435 million will be repayable in full on 24 June 2003. If the Ingot Loan is not repaid by this date, ERG is required to pay the Ingot Entities $250,000 per month until the Ingot Loan is repaid.	Repayable by 24 December 2007 or convertible at Ingot's option into ordinary shares or preference shares at 15 cents.

IMPACT ON:	NON-ASSOCIATED SHAREHOLDERS VOTE NO	NON-ASSOCIATED SHAREHOLDERS VOTE YES
Babcock & Brown Facilities	Proceeds from the disposal of any secured property (eg. proceeds from the Proton sale) will be distributed in accordance with the ERG Security Trust Deed and then applied to repay the Babcock & Brown Facilities. In addition, proceeds from the sale of Proton and other asset sales must be applied to repay the Babcock & Brown Facilities. In any event, the Babcock & Brown Facilities must be repaid as follows: ▪ the $10.1 Million Loan repayable by 31 May 2003; ▪ the balance (being the $6.2 Million Loan, plus the $9.38 million Contingent Instrument Facility) by 24 March 2004.	Same as if Noteholders vote against the Listed Note Conversion.
Rights Issue	The Rights Issue as outlined in Section 3.4 above, will not proceed.	The Ingot Entities' and Babcock & Brown have agreed to underwrite the first $23 million of the Rights Issue on the condition that the Proposed Capital Restructure proceeds. If less than $23 million is raised from the Rights Issue, then any amount contributed by the Ingot Entities and Babcock & Brown will be offset against the Ingot Loan and the Babcock & Brown Facilities respectively, effectively reducing the net proceeds from the Rights Issue. ERG has the discretion not to proceed with the Rights Issue, or proceed on different terms as proposed. In addition, Australian Ethical has indicated it is willing to commit to take up at least $2.5 million of its entitlement under the Rights Issue and may also underwrite a portion of the Rights Issue.
ERG's Financial Viability/Position	ERG will have to source funding for the following additional amounts if the Proposed Conversion does not proceed: ▪ if the April Interest Conversion is not approved, $9.375 million in April Interest by 1 April 2003; ▪ $25.435 million payable to the Ingot Entities by 24 June 2003; and ▪ if the Future Interest Conversion is not approved, $9.375 million interest on the Listed Notes on 1 October 2003 and the same amount every six months until redemption. The Babcock & Brown Facilities would still need to be repaid on the terms described above. The financial position of the Company will not change, with ERG retaining its high gearing level.	The Company may not have to pay the April Interest of $9.375 million and the Future Interest. In addition, the repayment of the Ingot Loan will be deferred until 24 December 2007 (subject to Ingot electing to convert the Ingot Loan into ordinary shares). Further, if the Rights Issue is fully subscribed and the sale of Proton proceeds, then ERG will be in a net cash position (i.e. the Company's surplus cash will exceed its interest bearing liabilities).

IMPACT ON:	NON-ASSOCIATED SHAREHOLDERS VOTE NO	NON-ASSOCIATED SHAREHOLDERS VOTE YES
ERG's Financial Viability/Position (continued)	The Rights Issue as outlined in Section 3.4 above, will not proceed. If either the Rights Issue does not proceed or is not fully subscribed and/or the sale of Proton is not completed in the manner currently anticipated, then it is likely that the Company will need to source additional funding to repay the April Interest and the Ingot Loan. In addition, ERG's ability to fund the redemption of the Listed Notes by 1 October 2005 is dependent on being able to either refinance or renegotiate the terms of the Listed Notes which, at the date of this report, is uncertain and cannot be guaranteed.	

7.2 Noteholders' Independent Expert's Report

Prior to the completion of this report, Ernst & Young Corporate Finance was separately engaged by the Company to provide an independent expert's report to the Noteholders ("the Noteholders' IER"). That report was dated 27 February 2003. The purpose of the Noteholders' IER was to provide opinions as to whether or not each of:

- the April Interest Conversion;
- the Listed Note Conversion; and
- the Future Interest Conversion;

are in the best interests of the Noteholders. In the Noteholders' IER we concluded that each of the April Interest, Listed Note and Future Interest Conversions were in the best interests of Noteholders.

Shareholders are not being asked to approve the April Interest Conversion nor the Future Interest Conversion and therefore we are not opining to the Non-Associated Shareholders on these events. However, we are providing an opinion on whether the Listed Note Conversion is fair and reasonable to the Non-Associated Shareholders. The qualitative aspects considered in concluding that the Listed Note Conversion was in the best interests of Noteholders were broadly the same as those considered in Section 7.1 and elsewhere in this report.

Whilst the Non-Associated Shareholders are not being asked to approve the April Interest, nor the Future Interest Conversion, we have summarised the qualitative aspects considered in the Noteholders IER, as these issues are relevant to the Non-Associated Shareholders.

The April Interest Conversion

Noteholders who are registered holders of Listed Notes on 17 March 2003 are entitled to receive an interest payment of 50.625 cents per Listed Note, which is due and payable on 1 April 2003. Listed Notes acquired after 11 March 2003 are not entitled to the April Interest.

Under the terms of the April Interest Conversion, instead of receiving cash, Noteholders are to receive 3.375 ordinary shares for the April Interest on each Listed Note for the six months ending 1 April 2003. The total interest payment that would not have to be made if the April Interest Conversion is approved, is $9.375 million.

At 31 December 2002, ERG had unallocated cash reserves totalling approximately $12 million. Since that date, the Company has drawn down the Ingot Loan to $25.435 million. A total of $16.3 million has also been drawn down under the Babcock & Brown Facilities. Regardless of the outcome of the Proposed Capital Restructure, the $10.1 Million Loan (part of the Babcock & Brown Facilities) is repayable on 31 May 2003. With limited cash reserves and the ability to secure funding from alternative sources being uncertain, the requirement to pay the $9.375 million on 1 April 2003 would place further pressure on the Company's short term cash position, especially given the requirement to repay the $10.1 Million Loan in May 2003. The need to capitalise the April Interest reflects the desire for the Company to retain all available cash reserves to fund operations rather than to service debt. Any event that places further duress on the Company's ability to fund operations is to the disadvantage of Noteholders, especially if the Listed Note Conversion is not approved.

The sale of Proton under the proposed terms will assist the Company, however, there is a possibility that the sale will not be settled by the date the April Interest becomes payable.

In the circumstances the Listed Note Conversion is not approved or does not proceed, the Ingot Loan becomes fully repayable on 24 June 2003. Accordingly, if the Listed Note Conversion and April Interest Conversion are not approved, ERG will need to source the necessary funds to meet debt servicing and debt repayment commitments totalling $44.909 million that will be due across the period between 1 April 2003 and 24 June 2003. If the Listed Note Conversion and April Interest Conversion are approved, debt servicing and debt repayment commitments are reduced to the $10.1 Million Loan by 31 May 2003. This assumes that the Meeting of Noteholders takes place before the April Interest becomes payable on 1 April 2003. If this does not occur or Noteholders do not approve the April Interest Conversion, then debt servicing and debt repayment commitments over the period 1 April 2003 to 31 May 2003 will total $19.475 million.

In support of its financial position going forward, the Company has prepared cash flow forecasts based on a range of different scenarios. While not exactly the same as Cash Flow Projections we used to value ERG, they are materially consistent. The major assumptions varied between scenarios are whether or not the sale of Proton occurs as anticipated and/or whether or not the Rights Issue proceeds as anticipated. It is assumed that if the Proposed Conversion (including the April Interest Conversion) does not proceed, the Rights Issue will not go ahead. In this circumstance, the Company will be required to meet the $9.375 million April Interest payment on 1 April 2003, repay the $10.1 Million Loan in May 2003 and repay the Ingot Loan of $25.435 million by 24 June 2003. ERG's forecast cash position at 30 June 2003 if the Company is required to pay these amounts, is substantially less than the base case forecast, which assumes the Proposed Conversion, the Proton sale and the Rights Issue proceed as anticipated. If these payments are required to be made, ERG will need to source alternative funding. With the continued existence of the $250 million of debt associated with the Listed Notes, the Company's capacity to source alternative funding is not certain and cannot be guaranteed. In these circumstances, ERG's ability to be able to meet its obligations under the Listed Notes may be questioned.

It must be noted that the forecast cash flows prepared by the Company contain no reference to the claim for damages made by ERG in relation to the lost revenues caused by the delay in the rollout of the Rome contract or the impact of other initiatives being pursued by the Company. The timing and amounts that may be received by the Company from these matters, at the date of this report, are not certain.

The April Interest Conversion is subject to approval by Noteholders on or before 1 April 2003 and the signing of the Note Trust Amending Deed before 21 April 2003.

The Future Interest Conversion

Under the terms of the Listed Notes, interest accrues at 7.5% per annum and is payable every six months on 1 April and on 1 October. Excluding the April Interest due on 1 April 2003, which is the subject of the April Interest Conversion, there are five remaining payment dates up until the 1 October 2005 redemption date. These five amounts total $46.875 million. If the Future Interest Conversion is approved, subject to s842 Carve Out, the Company will not be required to make cash payments totalling this amount during the 30 month period to 1 October 2005.

While the Future Interest Conversion will enable ERG not to have to fund interest payments of $46.875 million, the Future Interest Conversion will only apply if the Listed Note Conversion or the Proposed Capital Restructure does not proceed. If the Listed Note Conversion or the Proposed Capital Restructure do not proceed, then the Company will need to fund the $250 million redemption of the Listed Notes in October 2005. As previously stated, ERG's capacity to do this will be dependent on its ability to access alternative sources of finance at that time, or its ability to renegotiate the terms of the Listed Notes. Given the Company's current financial position, the sourcing of funds or the outcome of any renegotiations with Noteholders, at the date of this report, are not certain and cannot be guaranteed. The Company will need to source $25.435 million by 24 June 2003 to repay the Ingot Loan. If the Listed Note Conversion and the Proposed Capital Restructure do not proceed as proposed, it is unlikely that the Company's financial position will improve significantly in the short term. This may have serious implications for the operations of ERG and its ability to source new projects. In these circumstances, ERG's ability to be able to meet its obligations under the Listed Notes may be questioned.

If the Listed Note Conversion is approved and proceeds as anticipated, the Future Interest Conversion will not be an issue as no Future Interest will become payable on the basis that once the Listed Notes are converted the Listed Notes, and the obligations attached thereto, will no longer be applicable.

If the Listed Note Conversion does not proceed, but the Noteholders approve the Future Interest Conversion, the Future Interest will, subject to s842 Carve Out, be converted to ERG ordinary shares at a 5% discount to the volume weighted price of an ERG share over the five trading days prior to the date the interest is due. While the receipt of the Future Interest Shares will be at a 5% discount to market (representing a 5.3% premium to the market), the market price of the Company's shares will be dependent on a number of matters including the financial position of ERG at that time. Whilst Noteholders would be receiving ERG shares at a discount, the following factors need to be considered:

- Noteholders would incur transaction costs if they elected to sell the shares issued in lieu of the Future Interest;
- Noteholders would be liable for income tax in respect of the Future Interest payment regardless if it is satisfied by cash or through the issue of shares. Depending on a Noteholders' individual position, he or she would either have to sell the shares on market to meet the tax liability, or source the funds from elsewhere;
- since December 2001, the average percentage of shares traded per month has been approximately 15% of the shares listed. Based on the volumes traded in the last 12 months, trading in ERG shares is considered relatively liquid; and
- the sale of a large number of Future Interest Shares at any one time may have a negative impact on the ERG share price. In this regard, we note that the average daily turnover in ERG shares over the last six months was approximately 6 million shares and the average monthly turnover over the same period was approximately 150 million shares.

The issue of the Future Issue Shares would be subject to the provisions of the Act and the ASX Listing Rules. Accordingly, depending on the circumstances, shareholder approval may be required prior to the Future Interest Shares being issued. Accordingly, whilst we are unable to predict the future ERG share price, because the Future Interest Shares will be issued a discount and given the relative liquidity of ERG shares, we consider the Future Interest Conversion to be in the best interests of Noteholders.

7.3 Pro Forma Statement of Financial Position

The Company has prepared a pro forma summary of assets and liabilities, which illustrates ERG's pro forma financial position after the Proposed Conversion and the Proposed Capital Restructure. The pro forma is based on the Company's statement of financial position as at 31 December 2002 and has been prepared for illustrative purposes only. It is not intended to reflect the Company's actual financial position should the Proposed Capital Restructure be implemented.

The pro forma balance sheet is based on the following assumptions:

- the Proposed Conversion proceeds, including the $9.375 million April Interest Conversion;
- ERG issues 334,380,735 million Preference Shares under the Rights Issue raising approximately $50 million, $30 million of which will be recorded as equity and the remaining $20 million will be recorded as interest bearing debt;

- ERG incurs transaction costs of $1 million and $3 million respectively for the Proposed Capital Restructure and Rights Issue, which is applied against equity as part of the costs of converting the Listed Notes into equity and the Rights Issue;
- the Babcock & Brown Loan Facilities are repaid in full;
- Babcock & Brown's professional fees will be reduced from $9.38 million to $6.38 million provided the Babcock & Brown Facilities are repaid before 1 May 2003; and
- as the final terms of the Proton sale have not yet been finalised, the impact has not been included in the pro forma balance sheet. We note that the Company expects the sale of Proton to proceed with initial net cash proceeds expected to be approximately $60 million.

Pro Forma Balance Sheet	Audited as at 30 June 2002 $000's	Audit Reviewed 31 Dec. 2002 $000's	Pro Forma Post Conversion & Rights Issue 31 Dec. 2002 $000's
Current Assets			
Cash Assets	38,401	17,951	49,779
Receivables	124,650	102,765	102,765
Inventories	44,311	37,982	37,982
Other Financial Assets	15,793	-	-
Other Current Assets	17,935	14,526	14,526
	241,090	**173,224**	**205,052**
Non-Current Assets			
Receivables	64,847	69,394	79,394
Inventories	58,068	7,824	7,824
Investments (Equity Accounted)	5,355	3,432	3,432
Other Financial Assets	8,340	5,443	5,443
Property, Plant & Equipment	150,127	80,865	80,865
Intangible Assets	147,665	176,198	176,198
Other Non-Current Assets	522	19,668	19,668
	434,924	**362,824**	**372,824**
Total Assets	**676,014**	**536,048**	**577,876**
Current Liabilities			
Account Payables	99,102	85,424	77,737
Interest Bearing Liabilities	78,217	47,340	43,168
Tax Liabilities	803	757	757
Provisions	11,971	12,859	12,859
Other Current Liabilities	14,990	20,846	20,846
	205,083	**167,226**	**155,367**
Non-Current Liabilities			
Payables	-	29	29
Interest Bearing Liabilities	268,881	281,916	54,184
Provisions	465	384	384
Other Non-Current Liabilities	49,838	57,082	57,082
	319,184	**339,411**	**111,679**
Total Liabilities	**524,267**	**506,637**	**267,046**
Net Assets	**151,747**	**29,411**	**310,830**
Total Shares on Issue (000's)	936,879	945,879	2,675,045
Net Assets per share (cents)	16.2	3.1	11.6

We make the following points in relation to the above information:

- if the Proposed Conversion and the Rights Issue proceed, the total interest bearing liabilities will be reduced from approximately $329 million to approximately $97.4 million, resulting in a significant reduction in the future interest expense; and
- ERG's net assets will increase from approximately $29.4 million (3.1 cents per share) to $310.8 million (11.6 cents per share) after the Proposed Conversion and the Rights Issue.

Any increase in the net assets is to the benefit of all shareholders.

In Section 6.2, we assessed the value of an ERG share to be in the range of between 5.1 cents and 13.2 cents. If we use the pro forma net interest bearing debt post the Proposed Conversion and Rights Issue and the number of shares that will be on issue, the value per share is restated to between 11.9 cents and 14.7 cents, an increase of 133% at the low end and 11% at the high end. Any uplift in the value of an ERG share is to the benefit of all shareholders.

7.4 Alternatives to the Proposed Capital Restructure

In considering the Proposed Conversion, we have had regard to the alternatives available to the Non-Associated Shareholders.

With a three for one conversion ratio, the Listed Notes have an effective conversion price of $4.50 per ordinary share. It would be expected that for the Listed Notes to be converted, ERG's share price would need to be trading at or above $4.50. With the ERG share price having traded in the range of between 8.4 cents and 24.5 cents over the last six months, unless there is a significant increase in the Company's share price, it is unlikely that any of the Listed Notes will be converted. It is more likely that Noteholders will seek to redeem the Listed Notes when they become due for repayment on 1 October 2005. As stated previously, ERG's ability to fund the redemption will be dependent, in part, on its capacity to access alternative sources of funding at that time, which at the date of this report is uncertain and cannot be guaranteed. In the interim, in the absence of the April Interest Conversion and the Future April Interest Conversion, if the Proposed Conversion does not proceed, the Company will continue to be obligated to meet annual interest payments of $18.75 million on the Listed Notes.

Whilst the Company's ability to redeem the Listed Notes in October 2005 by raising either debt or equity finance is difficult to predict, ERG is not in a position to do so at the present time. Furthermore, if the Proposed Capital Restructure does not proceed, the Company's highly geared balance sheet would continue to hinder ERG's ability to secure new contracts.

In addition to raising debt or equity finance to redeem the Listed Notes, another alternative to the Proposed Conversion is for the Company to renegotiate an extension to the redemption date to beyond 1 October 2005. The deferral of the redemption date of the Listed Notes would, to some extent, alleviate the short-term pressure on the Company's financial position. However, the Company's balance sheet would remain highly geared and the concerns regarding the financial viability of the Company would more than likely remain.

If the Company is unable to refinance or renegotiate the Listed Notes, then failure to meet the redemption will constitute a default under the Trust Deed. Whilst the likelihood of this occurring cannot be predicted, it is important for the Non-Associated Shareholders to be aware of Noteholders rights in the event of a default.

As outlined in the Listed Note Prospectus dated 10 February 2000, the rights of the Noteholders are subordinated behind all claims of ordinary creditors, but ahead of shareholders. By voting in favour of the Listed Note Conversion, Noteholders will forfeit their priority over shareholders. Noteholders have no voting rights in the event the Company becomes insolvent. Further, Noteholders are prevented from winding the Company up until ordinary creditors have been repaid in full.

Whilst the Listed Noteholders do not have the power to wind the Company up, in the event of a default under the Trust Deed, such a default triggers an event of default under the ERG Security Trust Deed.

The ERG Security Trust Deed is an arrangement under which certain members of the ERG group of companies ("Relevant ERG Companies") have granted security over their assets in favour of Perpetual Trustees Consolidated Limited who holds the benefit of that security and of any covenants granted, on trust for financiers providing credit facilities to the Relevant ERG Companies.

A financier who participates in the ERG Security Trust Deed has the ability to appoint a Receiver and Manager or a Voluntary Administrator to ERG in the event of a default under the ERG Security Trust Deed. Both the Ingot Entities and Babcock & Brown are members of the ERG Security Trust Deed through the provision of the Ingot Loan and the Babcock & Brown Facilities. As stated above, a default under the Listed Note Trust Deed constitutes a default under the ERG Security Trust Deed. However, it is important to recognise that it may well be in the best interests of the members of the ERG Security Trust Deed to waive such a default.

Regardless of the rights of members of the ERG Security Trust Deed, given the subordinated nature of the Listed Notes, the rights of the Noteholders on default are limited. Given the financial position of the Company at the date of this report, the forfeiture by Noteholders of the priority over shareholders via the Proposed Conversion is not considered a major advantage to the Non-Associated Shareholders.

7.5 Control, Management and Escrow Issues

If the Proposed Conversion proceeds, the Ingot Entities will hold approximately 26.7% of the expanded issued capital of ERG. The Ingot Entities shareholding may increase further under the various scenarios discussed in Section 4, to a maximum Ingot Entities' shareholding in ERG of approximately 38.4%. A brief description of the Ingot Entities is as follows:

- Ingot is the funds manager/investment adviser for SUITS, Stocks and Utilico. Ingot owns 1,051,613 (approximately 5.7%) of the Listed Notes. Mr Duncan Saville, is a director of Ingot and its controlling shareholder. Mr Saville is also a director of SUITS and the Chairman of Utilico.

- Mr Duncan Saville, is a director and the controlling shareholder of Ingot. He is a chartered accountant, an experienced company director and has been an adviser on the privatisation and corporatisation of a number of public utilities.

- Based in the United Kingdom, SUITS is listed on both the London Stock Exchange ("the LSE") and the New Zealand Stock Exchange ("the NZSE"). Having commenced operations in August 1993, the trust has invested in a range of utility and related companies. SUITS owns 5,484,190 (approximately 29.6%) of the Listed Notes.

- Stocks is an investment trust based in the United Kingdom and is listed on both the LSE and the NZSE. Stocks owns 987,971 (approximately 5.3%) of the Listed Notes.

- Utilico (previously known as Infratil International Limited) was established in March 1997 to invest in international utilities and infrastructure companies. Utilico owns 118,196 (approximately 0.6%) of the Listed Notes.

The Ingot Entities are associated with F&C, a leading pan-European asset manager and currently manages over €92 billion.

The current Directors of ERG, Sandy Murdoch, Peter Fogarty, Mick Bolto, Greg Crew, David Humann and Robert Topfer, are not associated with the Ingot Entities in any way. Mr Topfer is a senior employee of Babcock & Brown and was recently appointed to the Board as a result of the support provided to the Company by way of the Babcock & Brown Facilities. If the Proposed Capital Restructure proceeds, the Ingot Entities have advised the Company that they will seek representation on the Board via the appointment of Mr Duncan Saville. The Ingot Entities have also advised ERG that they will propose that the size of the Board be reduced to a maximum of five directors. Accordingly, in the event the Proposed Capital Restructure proceeds, the Ingot Entities will emerge with one of a maximum of five seats on the Board. Mr Fogarty, has undertaken to continue as Chief Executive Officer if the Board so desires.

The Ingot Entities have advised ERG they have no present intentions with regard to:

- changing ERG's business;
- injecting further capital, other than as disclosed in this report;
- the future employment of the present employees;
- the disposal of major assets of ERG;
- the transferring of assets from ERG to the Ingot Entities;
- the financial policies of ERG; and
- the dividend policy of ERG.

There will be no escrow provisions attached to the Conversion Shares issued to the Ingot Entities as a result of the conversion of the Listed Notes. Accordingly, it is possible the Ingot Entities may seek to sell their shares in ERG after the Proposed Capital Restructure. Any sale of a greater than 20% interest to a single entity or a number of associated entities will require shareholder approval under item 7 of section 611 of the Act.

Subject to the s842 Carve Out, immediately after the Listed Note Conversion, the Ingot Entities will hold 26.4% of the ERG ordinary shares and this interest could increase to as much as 38.4% over the next five years. Whilst an interest of this size should enable the Ingot Entities to exert significant influence over the Company, it will only have one of a maximum of five Board seats and will not be able to control a general meeting of the Company's shareholders if at least 77% of all shareholders vote. However, as the Ingot Entities will have a greater than 25% interest, they will be able to block any special resolution put to shareholders.

7.6 Section 842

An 'Investment Trust' is regarded in the United Kingdom as a public company which applies its expertise to invest mainly in shares of other companies. An Approved Investment Trust for the purposes of s842 of the UK Tax Act is exempt from corporation tax on capital gains derived from the disposal of investments. There are strict tax and legal requirements for obtaining approval as an Investment Trust and these requirements must be met at all times throughout each accounting period for which approval is sought.

Noteholders who can demonstrate that the conversion of their Listed Notes would result in a breach of the s842 Carve Out provisions can elect to postpone the conversion of their Listed Notes. In essence, the impact on the Listed Note Conversion of the s842 Carve Out is as follows:

- Any Listed Notes which are not converted, will give the holder rights to conversion on the same basis as under the Listed Note Conversion (i.e. 90 shares per Listed Note). On a winding up, Noteholders who have not converted will receive the same amount as that payable to ordinary shareholders (on the basis that the Listed Notes had been converted to shares). The Listed Notes will cease to provide Noteholders with all other rights (including, without limitation, rights to vote, receive interest, call for redemption or repayment and any preference on a winding up).
- Any Noteholder seeking to rely on s842 must provide the Company with such information as it requires to be satisfied that the s842 Carve Out applies, which may include information requested by the Company, or an opinion from a suitably qualified legal practitioner confirming that s842 would be breached if the Listed Notes were converted.
- Following the Proposed Conversion, any Listed Notes not converted will cease to be listed on the ASX and the holder may not dispose of the Listed Notes, or any direct or indirect interest in them, or grant any third party interest in the Listed Notes other than by converting them in accordance with their terms.

All Listed Notes which are not converted because of the s842 Carve Out on or before 1 October 2005 may be dealt with by ERG forfeiting the Listed Notes, issuing the shares which would have been issued to the Noteholder to a nominee, selling the shares on market, in the manner proposed for excluded foreign shareholders and returning the net proceeds to the Noteholder.

It is possible that some of the Ingot Entities may be entitled to rely on s842. The Ingot Entities are also entitled to rely on s842 in relation to their underwriting obligations.

7.7 Tax Consequences

Ernst & Young has provided the Company with taxation advice in relation to the Proposed Capital Restructure ("the E&Y Tax Advice"). A copy of the E&Y Tax Advice is included in the Information Memorandum.

The E&Y Tax Advice is general in nature and accordingly both Ernst & Young and Ernst & Young Corporate Finance disclaim any liability to ERG Shareholders in relation to the Listed Note Conversion of their Listed Notes. Shareholders unsure of the tax implications of the Listed Note Conversion should seek their own tax advice.

8. Premium for Control

A 'premium for control' generally represents the difference between the price per share which one party would be prepared to pay to obtain a controlling interest in a company and the price at which a share that does not carry with it control of that company could be acquired.

In Section 6.4 we compared the assessed fair value of an ERG Share with the fair value of a Listed Note with and without the April Interest Conversion. Under the terms of the Listed Note Conversion (i.e. excluding the April Interest Conversion), at the low end of the valuation range the value of the Ingot Entities' Listed Notes is at a 13.1% discount to the value of the Ingot Conversion Shares and at a 7.7% premium at the high end. Under the terms of the Proposed Conversion (i.e. including the April Interest Conversion), at the low end of the valuation range the value of the Ingot Entities' Listed Notes is at a 5.5% discount to the value of the Ingot Conversion Shares and at a 7.9% premium at the high end. On this basis, the Ingot Entities are paying a premium for control at the high end.

In relation to the possible issue of the 20 Cent Ingot Option Shares, the Ingot Loan Shares, the 15 Cent Ingot Option Shares, the Ingot Preference Conversion Shares and/or the Ingot Preference Option Shares, because the future fair value of the shares to be issued cannot be determined at this time, an assessment of whether or not the Ingot Entities would be paying a premium for control is, at the date of this report, not possible. It is however relevant to note that the other possible share issues will take place at either 15 cents or 20 cents. We have assessed the current value of an ERG share to be in the range of 5.1 cents and 13.2 cents. The closing price on the ASX of an ERG share on 12 March 2003 was 8.4 cents. On this basis, the 15 cent issue price represents a premium of between 194% and 14% to our current assessed value of an ERG share and a premium of 79% to the 8.4 cent market price. The 20 cent issue price represents a premium of between 292% and 52% to our current assessed value of an ERG share and a premium of 138% to the 8.4 cent market price.

9. Summary and Conclusion

9.1 Summary

In forming our opinion as to whether or not each of, the issue of the Ingot Conversion Shares and the possible issue of the 20 Cent Ingot Option Shares, the Ingot Loan Shares, the 15 Cent Ingot Option Shares, the Ingot Preference Conversion Shares and/or the Ingot Preference Option Shares pursuant to the terms of the Proposed Capital Restructure are fair and reasonable to the Non-Associated Shareholders of ERG, we have considered the following matters:

- a review of the market prices at which the Listed Notes and ERG shares have recently traded show that Noteholders are receiving a significant premium under the terms of the Proposed Conversion. This premium exists as investors seek to take advantage of the arbitrage opportunity between the market price of the Listed Notes and the market price of an ERG share. While the premium has reduced since the announcement of the Proposed Capital Restructure it is still substantial. The perceived benefit of the difference in market prices will only occur if the Proposed Capital Restructure proceeds as anticipated;

- for the purpose of this report, we have assessed the fair value of an ERG share to be in the range of between 5.1 cents and 13.2 cents;

- for the purpose of this report, we have assessed the fair value of a Listed Note excluding the April Interest, to be in the range of between $3.99 and $12.79;

- for the purpose of this report, we have assessed the fair value of a Listed Note including the April Interest, to be in the range of between $4.50 and $13.30;

- based on our assessed values, the value of the Ingot Listed Notes, excluding the April Interest, being converted under the Listed Note Conversion is assessed to be in the range of between $30.491 million and $97.741 million. In comparison to the value of the Ingot Conversion Shares, this represents a discount at the low end of 13.1% and a premium of 7.7% at the high end. Of more significance is the fact that approximately 83% of the values contained in the valuation range for the Ingot Conversion Shares fall within the valuation range of the Ingot Entities' Listed Notes;

- based on our assessed values, the value of the Ingot Listed Notes, including the April Interest, being converted under the Proposed Conversion is assessed to be in the range of between $34.389 million and $101.638 million. In comparison to the value of the Ingot Conversion and April Conversion Shares, this represents a discount at the low end of 5.5% and a premium of 7.9% at the high end. Of more significance is the fact that approximately 85% of the values contained in the valuation range for the Ingot Conversion Shares fall within the valuation range of the Ingot Entities' Listed Notes;

- in relation to the possible issue of the 20 Cent Ingot Option Shares, the Ingot Loan Shares, the 15 Cent Ingot Option Shares, the Ingot Preference Conversion Shares and/or the Ingot Preference Option Shares, the relevant date to assess the value of the ERG shares to be issued is at, or around, the time the actual shares are issued. No such assessment can be made because that date of conversion or exercise is not known and cannot be predicted and the value of an ERG share at any future time cannot be determined. In addition, the probability of the circumstances leading to the possible issue of the shares under each proposal occurring cannot be determined;

- it is relevant to note that 20 cents, being the exercise price of the 20 Cent Ingot Options and the Ingot Preference Share Options, is at a premium to the value assessed for an ERG share of 292% at the low end and 52% at the high end. Likewise, 20 cents is at a 138% premium to the 8.4 cent market price. Similarly, 15 cents, being the exercise price of the 15 Cent Ingot Options and the conversion price of the Ingot Loan and the Ingot Preference Shares, is at a premium to the value assessed for an ERG share of 194% at the low end and 14% at the high end and a 79% premium to the 8.4 cent market price. Accordingly, for the exercise of the various options and the conversion of the Ingot Loan and the Ingot Preference Shares to occur, it is likely the price and or value of an ERG share would need to increase significantly from its current position;

- if the Ingot Loan is converted, the Company will not have to repay $25.435 million. Further, if the 15 Cent Ingot Options are exercised, the Company will receive cash of $25.435 million and if the 20 Cent Ingot Options are exercised the Company will receive a further $33.913 million in cash;

- in part, the option value associated with right to convert the Ingot Loan into equity is reflected in the 10% interest rate, which is substantially lower than the interest rate of 14% per annum charged on the $6.2 Million Loan and the Contingent Instrument Facilities under the Babcock & Brown Facilities of 14%;

- ERG's financial position over recent years has been negatively impacted by contract delays, asset write-downs, the need to incur substantial capital expenditure on long-term contracts, large debt servicing commitments and a high level of gearing;

- while cash flows before interest, borrowing costs and one-off restructuring costs for the six month period to 31 December 2002 were marginally positive, the net operating loss after tax totalled approximately $124.9 million. Reflecting this, ERG's net asset position at 31 December 2002 had reduced from the $151.7 million at 30 June 2002 to $29.4 million. Net debt at 31 December 2002 totalled $316.7 million;

- ERG's already high debt level, its deteriorating balance sheet and the prolonged weak conditions across world stock markets have made the sourcing of funds increasingly difficult. While cash flow from core operations is at, or slightly above breakeven, debt servicing and repayment commitments continue to direct funds away from operations. Contract delays have compounded the issue for the Company;

- changes in the insurance industry, the Company's financial position, together with the perceived risks associated with the technology sector, have made it increasingly difficult for ERG to obtain performance bonds without full cash security. Without the capacity to meet performance bond requirements, the Company may be precluded from bidding for large AFC/smart card projects. Alternatively, in not being able to meet performance bond requirements, ERG may choose to lodge non-compliant bids. Tendering for projects in these circumstances is not likely to be successful. Without the ability to win new projects, the Company's financial position is likely to continue to deteriorate;

- concerns over the Company's financial position were raised in the audit opinion issued on ERG's financial statements for the year ended 30 June 2002. While not qualifying the accounts, the audit opinion contained an emphasis of matter regarding the Company's ability to continue as a going concern. This same emphasis of matter is contained in the auditor's review opinion for the six months to 31 December 2002. The existence of an emphasis of matter is likely to impact that entity's ability to secure debt funding from traditional sources;

- the Company's ability to fund the redemption of the Listed Notes in October 2005 will be dependent on its ability to access alternative sources of finance at that time. Alternatively, it may be possible to renegotiate the terms of the Listed Notes, however the sourcing of funds or the outcome of any renegotiations with Noteholders, at the date of this report, are not certain and cannot be guaranteed;

- the rationale of the Proposed Conversion is to eliminate interest payments of approximately $18.75 million per annum and remove the $250 million owing on the Listed Notes from the Company's balance sheet. The elimination of these amounts will significantly strengthen the Company's financial position. Regardless of its world class technology, without the ability to fund future growth, ERG's capacity to generate a reasonable return for Noteholders and shareholders will be limited;

- at 31 December 2002, ERG had unallocated cash reserves totalling approximately $12 million. With limited cash reserves and the ability to secure funding from alternative sources being uncertain, the requirement to pay the $9.375 million on 1 April 2003 would place further pressure on the Company's short term cash position, especially given the requirement to repay the $10.1 Million Loan in May 2003. The need to capitalise the April Interest reflects the desire for the

Company to retain all available cash reserves to fund operations rather than to service debt. Any event that places further duress on the Company's ability to fund operations is to the disadvantage of Shareholders, especially if the Listed Note Conversion is not approved;

- if the Listed Note Conversion is not approved and the April Interest Conversion does not occur the Company will be required to meet the $9.375 million interest payment on the Listed Notes in April 2003, repay $10.1 Million Loan by 31 May 2003 (which needs to be repaid whatever the outcome) and repay the Ingot Loan of $25.435 million on 24 June 2003. If these payments are required to be made, ERG will need to source alternative funding. With the continued existence of the $250 million of debt associated with the Listed Notes, the Company's capacity to source alternative funding is not certain and cannot be guaranteed. In these circumstances ERG's ability to meet its obligations under the Listed Notes may be questioned;

- while the Future Interest Conversion will enable ERG not to have to fund interest payments of $46.875 million, the Future Interest Conversion will only apply if the Listed Note Conversion or the Proposed Capital Restructure does not proceed. If the Listed Note Conversion or the Proposed Capital Restructure do not proceed, then the Company will need to fund the $250 million redemption of the Listed Notes in October 2005. If the Listed Note Conversion and the Proposed Capital Restructure do not proceed as proposed, it is unlikely that the Company's financial position will improve significantly in the short term. This may have serious implications for the operations of ERG and its ability to source new projects;

- based on the pro forma summary of assets and liabilities prepared for ERG assuming the Proposed Capital Restructure had occurred as at 31 December 2002 (not adjusted to reflect the sale of Proton), total interest bearing liabilities would be reduced from approximately $329.3 million to approximately $97.4 million and ERG's net assets would increase from approximately $29.4 million (3.1 cents per share) to $310.8 million (11.6 cents per share) post the conversion of the Listed Notes and the Rights Issue;

- with a three for one conversion ratio, the Listed Notes have an effective conversion price of $4.50 per ordinary share. It would be expected that for the Listed Notes to be converted, ERG's share price would need to be trading at or above $4.50. With the ERG share price trading in the range of 8.4 cents and 24.5 cents over the last six months, unless there is a significant increase in the Company's share price it is unlikely that any of the Listed Notes will be converted. It is more likely that Noteholders will seek to redeem the Listed Notes when they become due for repayment on 1 October 2005. As stated previously, ERG's ability to fund the redemption will be dependent, in part, on its capacity to access alternative sources of funding at that time, which at the date of this report is uncertain and cannot be guaranteed;

- the rights of the Noteholders on the event of default are subordinated behind all claims of ordinary creditors, but ahead of ordinary shareholders. By voting in favour of the Proposed Conversion, Noteholders will forfeit their priority over shareholders. Noteholders have no voting rights in the event the Company becomes insolvent. Further, Noteholders are prevented from winding the Company up until ordinary creditors have been repaid in full. Given the financial position of the Company at the date of this report, the forfeiture by Noteholders of the priority over shareholders via the Proposed Conversion is not considered a major advantage for the Non Associated Shareholders;

- whilst the Noteholders do not have the power to wind the Company up in the event of a default under the Listed Note Trust Deed, such a default triggers an event of default under the ERG Security Trust Deed;
- as a result of the Listed Note Conversion the Ingot Entities' interest in the Company's ordinary shares will increase from nil to 26.3%. The other Noteholders collective interest in the ordinary shares after the Proposed Conversion will total 38%. As a consequence of other aspects of the Proposed Capital Restructure, based on the example contained in Section 4, the Ingot Entities' interest may increase to 38.4%. After the Proposed Conversion, the Ingot Entities may be in a position to influence the management of the Company;
- Noteholders who can demonstrate that the conversion of their Listed Notes or the April Interest would result in a breach of the s842 of the UK Tax Act, can elect to postpone the conversion of their Listed Notes, April Interest or Future Interest. The consequences of this are detailed in Section 7.6; and
- the Proposed Conversion and the Proposed Capital Restructure together with the sale of Proton and other initiatives being implemented by ERG are designed to address the Company's current financial position. The main objective is to build a solid foundation to enable ERG to take advantage of opportunities as and when they arise.

9.2 Conclusion

Based upon the matters summarised in Section 9.1, ERG's current financial position, and the detailed discussion and analysis throughout this report, each of, the issue of the Ingot Conversion Shares and the possible issue of the 20 Cent Ingot Option Shares, the Ingot Loan Shares, the 15 Cent Ingot Option Shares, the Ingot Preference Conversion Shares and/or the Ingot Preference Option Shares pursuant to the terms of the Proposed Capital Restructure are, in our opinion, fair and reasonable to the Non-Associated Shareholders of ERG.

Under the terms of the Listed Note Conversion and the Proposed Conversion, based on the high end value for the Ingot Entities' Listed Notes, the Ingot Entities are paying a premium for control.

In relation to the possible issue of the 20 Cent Ingot Option Shares, the Ingot Loan Shares, the 15 Cent Ingot Option Shares, the Ingot Preference Conversion Shares and/or the Ingot Preference Option Shares, because the future fair value of the shares to be issued cannot be determined at this time, an assessment of whether or not the Ingot Entities would be paying a premium for control is, at the date of this report, not possible. It is however relevant to note that the other possible share issues will take place at either 15 cents or 20 cents, which are at a significant premium to our assessed value of an ERG share and the recent market price of an ERG share.

Yours faithfully





Ken Pendergast
Director

Michael Anghie
Director

Appendix A: Valuation of an ERG Share

1. Historical Financial Information

Presented below is a summary of the consolidated trading history of ERG for the years ended 30 June 1999, 2000, 2001 and 2002.

	Year ended 30 June			
	1999 $'000	2000 $'000	2001 $'000	2002 $'000
Sales Revenue	265,033	360,345	263,861	271,818
Sales Revenue Growth	*11%*	*36%*	*(27%)*	*3%*
Gross Profit/(Loss)	n/a	166,546	120,663	111,415
Gross Profit Margin	*n/a*	*46%*	*46%*	*41%*
EBITDA[1]	**29,986**	**55,086**	**36,923**	**(181,580)**
EBITDA Margin	*11.3%*	*15.3%*	*14.0%*	*n/a*
EBIT[2]	**23,891**	**42,819**	**19,797**	**(219,738)**
EBIT Margin	*9.0%*	*11.9%*	*7.5%*	*n/a*
Profit Before Tax / (Loss)	**21,059**	**35,492**	**6,351**	**(246,138)**

1. Earnings before interest tax, depreciation and amortisation
2. Earnings before interest and tax

We make the following observations in relation to the historical operating performance of ERG:

- The net loss before tax for the year ended 30 June 2002 of $246.1 million includes approximately $161.7 million of significant items relating to non-cash charges and provisions including, the diminution in investments, accelerated amortisation of development and project costs, redundancy costs and provisions for project losses and delays.

- The Company's borrowing costs have increased from $7.4 million in 1999 to $29.7 million in 2002, due largely to the issue of the Listed Notes in February 2000.

- The sales revenue figure for 2001 includes an amount of $48.59 million relating to revenue derived from the telecommunications business prior to its disposal in 2001.

- EBITDA fell from $36.9 million in 2001 to an EBITDA loss of approximately $181.6 million in 2002. If non-recurring items and the non-cash charges and provisions are added back, the adjusted EBITDA loss for 2002 is restated to $14.7 million.

The deterioration in the financial position of ERG to 30 June 2002, resulted in the audit opinion for the year then ended to be issued with an emphasis of matter regarding the Company's ability to continue as a going concern.

Included below is a summary of ERG's audited consolidated statement of financial position as at 30 June 1999 through to 2002.

Year Ended		30 June 1999	30 June 2000	30 June 2001	30 June 2002
	Notes	$'000s	$'000s	$'000s	$'000s
CURRENT ASSETS					
Cash Assets	(iv)	28,082	144,850	32,054	38,401
Receivables		157,199	197,464	163,255	124,650
Inventories		43,455	38,609	52,880	44,311
Other Financial Assets		-	-	-	15,793
Other		5,620	5,408	8,899	17,935
		234,356	386,331	257,088	241,090
NON CURRENT ASSETS					
Receivables		2,400	509	23,964	64,847
Inventories		78,682	46,228	78,724	58,068
Investments	(i)	64,676	64,213	65,351	5,355
Other Financial Assets		-	64,182	66,806	8,340
Property, plant and equipment	(ii)	37,425	101,713	190,772	150,127
Deferred tax assets		-	34,240	23,593	-
Intangible assets	(iii)	11,750	-	1,599	147,665
Other		23,301	4,520	3,584	522
		218,234	315,605	454,393	434,924
TOTAL ASSETS		**452,590**	**701,936**	**711,481**	**676,014**
CURRENT LIABILITIES					
Payables		59,028	69,026	84,354	99,102
Interest bearing liabilities	(iv)	16,506	18,362	13,000	78,217
Current tax liabilities		-	190	1,001	803
Provisions		18,129	15,446	16,258	11,970
Other		2,652	4,620	9	14,991
		96,315	107,644	114,622	205,083
NON CURRENT LIABILITIES					
Payables		-	-	15,336	-
Interest bearing liabilities	(iv)	104,156	284,343	287,049	268,881
Deferred tax liabilities		-	30,733	19,625	-
Provisions		15,707	302	364	465
Other		4,141	5,441	1,300	49,838
		124,004	320,819	323,674	319,184
TOTAL LIABILITIES		**220,319**	**428,463**	**438,296**	**524,267**
Net Assets	**(v)**	**232,271**	**273,473**	**273,185**	**151,747**
SHAREHOLDERS EQUITY					
Parent Entity Interest					
Contributed equity		222,021	231,560	232,420	361,964
Reserves		(2,685)	(1,960)	(2,833)	(4,016)
Retained Profits		(10,098)	20,840	20,565	(223,314)
Total Parent Entity Interest		209,238	250,440	250,152	134,634
Outside Equity Interests		23,033	23,033	23,033	17,113
	(v)	**232,271**	**273,473**	**273,185**	**151,747**
Total Shares on Issue		210,943	212,006	637,387	936,879
Net Assets per share (cents)		110.1	129.0	42.9	16.2

Notes:

(i) ERG's investments in associated companies have fallen from $65.3 million in 2001 to $5.4 million in 2002, due primarily to write-offs and provisions raised in the 2001/02 year.

(ii) As at 30 June 2002, property, plant and equipment was comprised of the following amounts net of depreciation and amortisation:

Year Ended	30 June 2002
	$'000
Land & Buildings	10,891
Leasehold improvements	2,164
Plant & Equipment	71,447
Software Development Costs	65,286
Leased plant & equipment	339
Total	**150,127**

(iii) The increase in intangible assets from 2001 to 2002 relates to goodwill of approximately $150.4 million attributable to the Company's acquisition of the 90% of Proton it did not already own.

(iv) Net interest bearing debt has increased significantly from $92.6 million at 30 June 1999 to $308.7 million at 30 June 2002, due primarily to the issue of the Listed Notes in February 2002 and the deferred consideration relating to the acquisition of Proton. The net debt position over the last four years is summarised in the table below. Cash has not been adjusted to account for amounts held on deposit to support performance bonds.

Year Ended	30 June 1999	30 June 2000	30 June 2001	30 June 2002
	$'000	$'000	$'000	$'000
Current interest bearing debt	16,506	18,362	13,000	78,217
Non-current interest bearing debt	104,156	284,343	287,049	268,881
Cash	(28,082)	(144,850)	(32,054)	(38,401)
Net Debt	**92,580**	**157,855**	**267,995**	**308,697**

(v) Net assets have fallen significantly from approximately $232.3 million in 1999 to $151.7 million in 2002, substantially due to the large asset write downs and provisions deemed necessary by the directors in the 2002 financial year.

In order to assess the underlying performance of ERG's core operations, we have had regard to the statement of cash flows for the financial years 1999 through to 2002.

	Actual	Actual	Actual	Actual
	30 June 1999	30 June 2000	30 June 2001	30 June 2002
	$'000s	$'000s	$'000s	$'000s
Cash Flows from Operating Activities				
Receipts from customers	228,091	281,560	267,211	279,231
Payments to suppliers and employees	(223,531)	(261,072)	(235,229)	(300,609)
Dividends received	-	-	279	3
Interest received	4,602	7,685	9,490	3,303
Income tax refund received	-	-	-	110
Government grants received	1,572	1,424	866	1
Interest paid and borrowing costs	(7,434)	(14,535)	(21,056)	(24,215)
Research and development expenditure	(949)	(26,862)	(2,781)	(10,594)
Redundancy costs	-	-	-	(1,943)
Net Cash Inflow/(Outflow) from Operating Activities	**2,351**	**(11,800)**	**18,780**	**(54,713)**
Cash Flows from Investing Activities				
Research and development expenditure	(12,390)	(29,429)	(39,552)	(12,583)
Repayments from (advances to) associated entity	34,886	(3,543)	14,694	(2,170)
Payments for investment in associated entity	(1,688)	(13,430)	(2,751)	(13,983)
Proceeds from sale of investment in former controlled entities	-	3,504	-	-
Payments for purchase of controlled entity, net of cash	(6,285)	(1,195)	-	(7,455)
Proceeds from sale of business assets	-	-	8,832	-
Expenses relating to sale of business assets	-	-	(2,045)	-
Payment for purchase of technology licences	-	-	(1,599)	-
Payment for settlement of alliance agreement	-	-	(35,127)	-
Payments for property, plant and equipment	(32,201)	(10,239)	(73,985)	(14,911)
Payments for purchase of investments	-	(1,411)	(3,025)	(6,139)
Proceeds from sale of property, plant and equipment	12	475	7,814	795
Proceeds from sale of investments	-	219	-	22,604
Net Cash Outflow from Investing Activities	**(17,666)**	**(55,049)**	**(126,744)**	**(33,842)**
Cash Flows from Financing Activities				
Advances to controlled entities	-	-	-	-
Proceeds from issue of the Listed Notes	-	244,980	-	-
Proceeds from issues of shares	639	6,867	2,851	99,954
Dividends paid	(1,872)	(3,155)	(3,765)	(4,885)
Repayment of other loans	-	(31,379)	(2,230)	(5,259)
Proceeds from borrowings	30,782	2,230	8,000	45,000
Repayment of commercial bills	(16,350)	(32,039)	(4,731)	(35,000)
Repayment of finance lease principal	(1,695)	(2,957)	(5,667)	(1,321)
Net Cash Inflow/(Outflow) from Financing Activities	**11,504**	**184,547**	**(5,542)**	**98,489**
Net increase/(decrease) in cash held	**(3,811)**	**117,698**	**(113,506)**	**9,934**
Cash at the beginning of the financial year	19,874	16,947	134,384	20,512
Effects of exchange rate changes on opening cash	884	(261)	(366)	(1,462)
Cash at the end of the financial year	**16,947**	**134,384**	**20,512**	**28,984**

Notwithstanding the deterioration of ERG's financial position explained above, as illustrated by the following table, it is of note that the Company's cash flow from core operations have only been marginally negative across the four financial years to 30 June 2002.

Summary of Cash Flows from Operating Activities	30 June 1999 $'000s	30 June 2000 $'000s	30 June 2001 $'000s	30 June 2002 $'000s	Total for the 4 years to 30 June 2002 $'000s
Net cash flows from operations	3,611	(6,374)	29,201	(31,862)	(5,424)
Net interest and dividends received	(2,832)	(6,850)	(11,287)	(20,909)	(41,878)
Government grants received	1,572	1,424	866	1	3,863
Redundancy costs	-	-	-	(1,943)	(1,943)
Total cash flows from Operating Activities	**2,351**	**(11,800)**	**18,780**	**(54,713)**	**(45,382)**

Accordingly, the net cash outflow from operations across the four years to 30 June 2002 totalled only $5.4 million. Included in this amount is research and development expenditure attributed to particular projects or contracts of $41.2 million. As detailed, the majority of the net cash outflow from operating activities was due to the net cash outflow from interest and dividends received totalling $41.9 million. Of this amount, dividends received for the four years totalled approximately $282,000 only.

As summarised in the following table, the net cash outflow from investing activities over the four years to 30 June 2002 totalled $233.3 million.

Summary of Cash Flows from Investing Activities	Total for the 4 years to 30 June 2002 $'000s
Research & development expenditure	(93,954)
Net proceeds from investment in associated entities	12,015
Net expenditure from the sale and purchase of consolidated entities	(11,431)
Net proceeds from the sale of business assets	6,787
Payments for the purchase of technology licences	(1,599)
Payment in relation to the acquisition of interest in the ERG Motorola Alliance	(35,127)
Net expenditure on the sale and purchase of property, plant and equipment	(122,240)
Net proceeds from the sale and purchase of investments	12,248
Total cash flows from Investing Activities	**(233,301)**

Accordingly, the majority of the net cash outflows from investing activities over the four year period was primarily attributable to payments for property, plant and equipment ($122.2 million) and research and development expenditure ($93.9 million). A significant proportion of the $122.2 million spent on property, plant and equipment relates to the construction and installation of the necessary infrastructure for a number of major contracts. Research and development included in investing activities relates to expenditure incurred on items not related to specific projects or contracts.

The Company's strategy going forward, is not to own the infrastructure in its own right. With the implementation of this strategy, the level of capital expenditure incurred by ERG is expected to reduce significantly. Further, the Company has reduced its research and development expenditure by becoming more focussed on the continued development and commercialisation of its existing technology rather than the development of a range of different early stage projects. In addition, the Company is targeting long term recurring revenue from its projects once they are installed and operational. This takes the form of outsourced operation and/or maintenance of the system and is in place for contracts such as Sydney, Seattle, Washington DC and San Francisco.

The net cash outflows detailed above from operating and investing activities have been largely funded from the proceeds from the issue of the Listed Notes, equity raisings and other borrowings. The Company's cash flows from financing activities are summarised in the following table.

Summary of Cash Flows from Financing Activities	Total for the 4 years to 30 June 2002 $'000s
Proceeds from the Listed Notes (net of costs)	244,980
Proceeds from the issue of ordinary shares	110,311
Proceeds from borrowings	86,012
Payment of dividends	(13,677)
Repayment of loans and lease liabilities	(138,628)
Total cash flows from Financing Activities	**288,998**

Weakening stock market conditions coupled with the Company's poor trading performance and deteriorating financial position has seen ERG's share price decrease from all time high levels of around $4.11 in January/February 2000 to 30 cents at 30 June 2002. Since that date the share price has continued to trade down to levels of around 10 cents in December 2002 and January 2003, before closing on 12 March 2003 at 8.4 cents. Similarly, the price of a Listed Note on the ASX has decreased from levels of around $13.50 soon after issue in March 2000 to $6.18 at 30 June 2002. Since that date the Listed Notes traded down to a low of $3.80 in October 2002, before increasing after the announcement of the Proposed Capital Restructure in November 2002 to $6.19 on 29 November 2002 before closing on 12 March 2003 at $5.19.

For the six months ended 31 December 2002 ERG recorded a loss of $124.9 million, which included a charge for the provision of a deferred liability on the Proton acquisition of $8.9 million and a write down of goodwill in relation to Proton of $52.4 million. The Company incurred negative operating cash flows of approximately $10 million during the same period after interest and restructure costs and a positive operating cash flow of approximately $3 million before interest, borrowing costs, bond payments and restructure costs.

Concerns over the Company's financial position were raised in the audit opinion issued on ERG's financial statements for the year ended 30 June 2002. While not qualifying the accounts, the audit opinion contained an emphasis of matter regarding the Company's ability to continue as a going concern. This same emphasis of matter is contained in the auditor's review opinion for the six months to 31 December 2002.

Further, due to the deterioration in the Company's financial position and market conditions generally, ERG's banking facilities were not extended and consequently they were required to repay $65 million in bank facilities over the course of 2002.

The Listed Note Conversion, the Proposed Capital Restructure together with the sale of Proton and other initiatives being implemented by ERG are designed to address the Company's current financial position. The main objective of the Proposed Capital Restructure is to build a solid foundation to enable ERG to take advantage of opportunities as and when they arise.

2. Valuation Methodologies

The three primary methodologies commonly used for valuing a business and/or a company are:

- the discounted cash flow method ("DCF");
- the capitalisation of maintainable earnings method; and
- the net asset backing method.

Each of these methodologies has application in different circumstances.

DCF

DCF valuations involve calculating the net present value of projected cash flows. The cash flows are discounted using a discount rate which reflects the risks associated with the cash flow stream. Discounting of projected cash flows has a strong theoretical basis and is commonly used in valuing technology companies, start-up businesses, finite life projects and businesses with lumpy capital expenditure requirements. Considerable judgement is required in estimating future cash flows and the valuer generally places great reliance on the medium to long term projections prepared by management. A DCF valuation should not give a materially different result to the capitalisation of earnings methodology.

Capitalisation of Maintainable Earnings

Capitalisation of maintainable earnings is the most commonly used method for valuation of industrial companies. It is most appropriate for companies with a long operating history and an identifiable earnings trend. This method is not as suitable for start-up businesses or businesses with an erratic earnings pattern or which have lumpy capital expenditure requirements. This is an appropriate valuation method where the entity being valued has ongoing trading operations, which generate fair returns. This method involves capitalising the maintainable earnings of a business by a rate-of-return, which is based on open market expectations and current industry conditions. The rate-of-return is expressed as a capitalisation multiple. The capitalisation multiple reflects the risks of the business and the income stream that it generates.

Net Asset Backing

The net asset backing method of valuation is appropriate where the business operations being carried out incur losses or generate insufficient return on investment, or when the entity being valued does not carry on any commercial trading activities. In circumstances where the financial position of the entity being valued is such that the appointment of a liquidator is likely, the notional liquidation basis of valuation is appropriate. In all other circumstances where the net asset backing method is appropriate, the value of the entity should be determined on a "going concern" basis. Consideration of a company's net tangible asset backing is often, however, of relevance as a secondary "reasonableness" valuation test when assessing the proportion of the consideration being paid that can be attributed to intangible assets. This ratio can usually be related to barriers to entry in the relevant industry, or the level of synergies the purchaser anticipates.

Method Adopted

Generally, cash flow projections extending out for at least three to five years are considered necessary as an appropriate basis for a DCF valuation. ERG has prepared cash flow projections for approximately 4.5 years to 30 June 2007 ("the Cash Flow Projections"). We have considered the Cash Flow Projections in considering the appropriate method by which to value ERG. Given the losses incurred by the Company and the availability of the Cash Flow Projections, we have determined that the DCF method of valuation is the most appropriate method by which to value ERG. In applying this method, we have utilised an appropriate discount rate.

In addition, we have had regard to ERG's recent share price history on the ASX. As previously stated, fair value is the amount at which an asset could be exchanged between a knowledgeable and willing but not anxious seller and a knowledgeable and willing but not anxious buyer both acting at arm's length. Price on the other hand is the consideration paid in a negotiated open market transaction involving the purchase and sale of an asset. In other words "value" is what something is worth and "price" is what a buyer is prepared to pay. Some of the reasons why 'fair value' may differ from price are as follows:

- fair value assumes equal negotiating ability between the parties, whilst price is affected by different negotiating strengths;
- fair value assumes both parties have equal knowledge, whilst price reflects differences in information or assumptions;
- fair value assumes there are no "special purchasers", whilst price may reflect the influence of a purchaser that has a unique incentive;
- fair value assumes neither party is under compulsion to transact whilst, in reality, vendors are usually under some financial pressure to sell, and one or both parties are acting on emotion; and
- fair value assumes there are many buyers in the "notional market", whereas in reality there are often only a few who often confer.

3. DCF Valuation

3.1 Selection of the Discount Rate

The magnitude of the discount rate applied in valuing a business using DCF is related to the perceived risk of the investment in that business' securities. The concept of risk involves an investment situation, which lies between complete certainty of monetary return (no risk), and complete uncertainty of monetary return (infinite risk). When a rational investor contemplates two investments, each having the same expected monetary return, the investor would prefer the investment bearing the least risk. Therefore, the higher the risk, the higher the expected return (i.e. the higher the risk, the higher the discount rate).

In assessing ERG's forecast free cash flows under the DCF methodology, we have given consideration to the Cash Flow Projections in conjunction with the business' historical financial and operational performance. Free cash flows are essentially the after-tax cash flows available to the capital providers (both debt and equity) of a business after taking into account movements in working capital and capital expenditure. Free cash flows do not take into account interest and debt repayments. Accordingly the net present value of a business' free cash flows essentially provides an enterprise value, from which net interest bearing debt must be deducted to arrive at an equity value. The appropriate discount rate to apply to free cash flows is a Weighted Average Cost of Capital ("WACC").

WACC

The WACC measures a company's cost of debt and equity financing weighted by the percentage of debt and percentage of equity in a company's target capital structure. Arithmetically, the formula for calculating the WACC is:

$$WACC = (k_d \times (1-T) \times D/(D+E)) + (k_e \times E/(D+E))$$

where:

k_d = Cost of debt financing

k_e = Cost of equity financing

D = Estimated market value (or book value) of debt

E = Estimated market value of equity

T = Assumed tax rate

Cost of Equity

To estimate the cost of equity financing we have used the Capital Asset Pricing Model ("CAPM"). The CAPM states that the return required by equity holders is the risk-free rate plus a risk premium associated with non-diversifiable risk, as measured by the relationship between a securities volatility of returns with that of the market portfolio. The formula for deriving the cost of equity is as follows:

$$k_e = r_f + (\beta \times rp_e) + sp_e$$

where:

k_e = Cost of equity financing

r_f = Risk-free rate of return

β = Beta, a measure of the level of non-diversifiable (i.e. systematic) risk associated with comparable company returns

rp_e = Equity risk premium

sp_e = Small Company Premium

Whilst the theoretical foundation for estimating the cost of equity is rigorous, the application of the theory is not straightforward. A large degree of subjectivity is involved in estimating the inputs to the formula. These limitations mean that any estimate of the cost of equity must necessarily be regarded as indicative rather than a firm and precise measure. Furthermore, because the cost of equity is a market-determined measure, changes in market conditions will effect its calculation.

Risk-Free Rate

The relevant risk-free rate of return is the return on a risk-free security, typically for a long-term period. In practice, long-dated government bonds are an accepted benchmark for risk-free securities. The yield to maturity on the longest dated capital Commonwealth bond is generally accepted as being the most appropriate proxy for the risk-free rate. The current yield on a 10-year Commonwealth bond is approximately 5.4%.

Beta

The equity beta is a measure of volatility of the return generated by an investment relative to the market as a whole. The overall market return is generally represented by a return on a market index such as the All Ordinaries Index. The market portfolio has a beta of 1.0, therefore a company with a beta of greater than 1.0 is more risky than the market and vice versa.

Listed companies with a comparable risk profile provide a useful means of estimating equity betas for a particular company. The estimation of betas by this method is limited by the lack of listed comparable companies and the fact that the businesses and financial risks associated with these comparable companies may vary from the risks associated with the company under consideration. Such risks are referred to as systematic, non-diversifiable or uninsurable risks. In addition, beta estimates are based on historical information and may reflect factors that have affected share price volatility in the past, which may not necessarily be relevant to the future or specifically relevant to the business being valued.

The table below shows the equity betas for a number of listed companies, which we have identified as broadly comparable to, but not necessarily the same as ERG.

Company	Country	Market Cap.[1] (\$m)	Net Financial Debt/(Cash)[2] (\$m)	Gearing[3]	Tax Rate	Geared Beta[4]	Ungeared Beta
Cubic Corp.	USA	US\$534	US\$ (26)	0.0%	n/a	0.50	0.50
Ascom Holdings	Switzerland	CHF 81	CHF 416	515.9%	n/a	0.99	0.16
Thales SA	France	€4,606	€1	0.0%	n/a	0.69	0.69
Intellect Holdings	Australia	A\$77	A\$1	1.8%	30%	1.31	1.29
Symbol Technologies	USA	US\$1,884	US\$135	7.1%	n/a	1.10	1.03
Fingerprint Cards	Sweden	SEK 84	SEK (119)	0.0%	n/a	2.03	2.03
Gemplus Int.	France	€603	€ (454)	0.0%	n/a	1.02	1.02
All Cards Service Centre	Sweden	SEK 252	SEK 29	11.6%	n/a	0.48	0.43
Oberthur Card Systems	France	€161	€124	77.3%	n/a	1.91	1.08
ERG Ltd	***Australia***	*A\$126*	*A\$293*	*213.6%*	*30%*	*1.31*	***0.40***
Median				**0.0%**	**n/a**	**1.06**	**0.86**
Mean				**82.7%**	**n/a**	**1.13**	**0.86**

1. Based on closing share price as at 27 January 2003. Market capitalisation in country local currency, except euro's for France,
2. Based on the latest publicly available accounts in local currency
3. Gearing calculated by net debt/market capitalisation
4. Company betas have been sourced from Bloomberg.

Whilst the median ungeared beta is approximately 0.9, we have placed considerable weight on ERG's beta of 1.31 and accordingly we have adopted a regeared equity beta of 1.3 in determining an appropriate cost of equity for ERG.

Equity Risk Premium

The ERP represents the premium return from equity securities over the risk-free rate. Historical academic studies undertaken prior to the introduction of dividend imputation have indicated that the long run average premium is in the vicinity of 6% to 8%. On this basis and generally consistent with current practice, we have adopted an ERP of 6%.

Small Company Premium

Empirical research supports the inclusion of a small company premium based on an analysis of low capitalisation stocks[1]. This premium recognises that equity holders demand a higher return from companies or projects that are smaller in size and total capitalisation, as they are less diversified and therefore riskier. The Ibbotson Associates study calculates a premium referred to as the micro-capitalisation equity size premium, which is calculated as the difference between the actual return on the smallest 10% of stocks on the New York Stock Exchange and the expected CAPM return on the micro-capitalisation stocks.

Based on the Ibbotson Associate's study we consider a size premium of 2% to be appropriate in this case. This represents the lower end of a possible range of premiums.

Dividend Imputation

ERG did not pay a dividend during the 2002 financial year. Based on the assumption ERG is unlikely to pay a dividend over the forecast period, we have attributed no value for imputation.

Inflation

ERG Projections are in nominal terms and therefore we have used a nominal discount rate when calculating the cost of equity.

---

[1] *Sources: Stocks, Bonds, Bills and Inflation: 2001 Yearbook, Ibbotson Associates*

Cost of Equity Applied

We have applied the assumptions set out above to the cost of equity formula as follows:

$K_e = r_f + (\beta \times rp_e) + sp_e$

$K_e =$ 15.2%

where:

$R_f =$ 5.4%

$\beta =$ 1.3

$rp_e =$ 6%

$s_e =$ 2%

Based on the above, we have adopted a nominal cost of equity of 15.2% per annum.

Estimated Market Value of Debt versus Market Value of Equity

In considering an appropriate capital structure to use in calculating the WACC, it is appropriate to use market values for both debt and equity. As the Listed Notes and ERG shares are both listed on the ASX, we have used the closing prices on 12 March 2003 to calculate their respective market values. Based on the last traded price of $5.19 on 12 March 2003, the market value of the 18.5 million Listed Notes is $96.0 million, compared to the book value as at 31 December 2002 of approximately $247.7 million. In addition, the Company has unlisted interest bearing debt, which has a book value of approximately $81.5 million ("the Unlisted ERG Debt"). In the absence of a market price for the Unlisted ERG Debt, we have adopted its book value as a proxy for the market value. Assuming the market value of the Listed Notes and the book value of the Unlisted ERG Debt, the Company has total interest bearing debt of approximately $177.5 million. With surplus cash of approximately $12.5 million as at 31 December 2002, the market value of ERG's net debt is approximately $165.0 million. This compares to the book value of the Company's total net interest bearing debt of approximately $316.7 million.

The market value of ERG's equity, based on the closing share price on 12 March 2003 of 8.4 cents is $79.4 million. Accordingly, based on current market prices, the Company's debt to debt-plus-equity ratio is 48.1%.

As well as considering the Company's current capital structure, in selecting an appropriate gearing ratio for the WACC calculation, it is relevant to have regard to the industry standard capital structure, with a view to determining ERG's optimal gearing ratio. The average debt to debt-plus-equity ratio of the comparable companies, after eliminating outliers is 26%.

Further, in considering ERG's optimal capital structure, we have considered its gearing ratio in the event the Proposed Capital Restructure occurs. The Company will have a net cash position after the Proposed Capital Restructure and the sale of Proton.

After considering all of the above factors we have adopted a net debt to net debt-plus-equity ratio of 20% in calculating ERG's WACC.

Cost of debt

In determining an appropriate cost of debt for ERG, we have considered the following factors:

- The 7.5% yield on the Listed Notes.
- The interest rate on the Ingot Loan of 10%.
- That part of the Babcock & Brown Facilities that does not relate to the repayment of Motorola, and therefore is not subject to a guarantee from SUITS, has an interest rate of 14%.
- The current interest rate environment in Australia; and
- ERG's size and financial performance.

As the Babcock & Brown Facilities are pure debt (i.e. no equity conversion rights), we have adopted a pre-tax cost of debt of 14% and based on a tax rate of 30%, an after-tax cost of debt of 9.8%.

WACC discount rate

The calculation of ERG's WACC is summarised as follows:

WACC = (15.2% x 80%)+ (((1 - 30%) x 14.0%) x 20%)

WACC = 14.1%

3.2 The Cash Flow Projections

The Cash Flow Projections have been derived based on a number of assumptions as to the future operating performance of ERG. The Company formulates its Cash Flow Projections by applying the following parameters:

- "Contracted Business" represents projects for which there is a signed contract between ERG and the customer and the Company is about to commence, or is in the process of undertaking that contract.
- "Expected Business" includes the following:
  - projects which have been awarded to ERG, but for which the contracts have not yet been signed;
  - projects where ERG is the only bidder; and
  - projects which the Company believes it has a greater than 50% chance of winning.
- "Targeted Business" includes projects that the Company expects will be put out to tender and ERG will bid for.

We have undertaken a limited review of the Cash Flow Projections in order to determine their reasonableness. Specifically, we have undertaken the following steps:

- sighted a sample of signed contracts the Company has with its customers;
- discussed each of the Expected and Targeted Business projects with management in order to assess the likelihood of ERG winning the business;
- considered the reasonableness of the assumptions which underpin the revenue and expenditure forecasts in light of historical performance, in particular ERG's past performance in meeting budgeted results;
- assessed ERG's likely tax losses and its ability to utilise those losses in the future;
- held detailed discussions with the Company's management in regards to projected capital expenditure and working capital requirements;
- considered the dynamics of and outlook for the AFC/smart card sectors; and
- had regard to ERG's historical success rate in bidding for new projects.

Management has advised that historically ERG has won approximately 70% of the total revenues targeted.

Based on our review of the Cash Flow Projections, we have made the following adjustments in considering the 'fair value' of an ERG share using the DCF methodology:

- applied probabilities to the Expected Business Projections where there is less than 100% probability of ERG winning the contract; and
- multiplied the contribution from Targeted Business by 60% to 70% to reflect ERG's historical record in winning new contracts.

It follows that should the actual operating results differ significantly from those projected, there may be a material impact on the underlying value of ERG, with any impact potentially being either positive or negative.

We have not disclosed full details of the Cash Flow Projections, as to do so could compromise ERG's competitive position in terms of pricing and negotiation power with customers and competitors. However, we have included in the table below details of the key assumptions used in the preparation of the Cash Flow Projections.

Assumptions upon which the Cash Flow Projections are based	Notes	Assumptions
Revenue Growth:		
2004		74%
2005		39%
2006		18%
2007		16%
Probabilities Applied to Projected Contributions[2]		
Contracted Business	(i)	88%
Expected Business	(ii)	74%
Targeted Business	(iii)	60%-70%
Capital Expenditure		
2004		$8.59m
2005		$8.34m
2006		$8.36m
2007		$7.50m
2008 onwards	(iv)	$8.50m
Tax Deductible Depreciation		
2004		$12.00m
2005		$12.00m
2006		$12.00m
2007		$12.00m
2008 onwards	(iv)	$8.50m
Tax Assumptions		
Tax rate	(v)	30%
Tax losses immediately after the Proposed Conversion	(vi)	Nil
Deductibility of tax losses incurred after Proposed Conversion	(vii)	100%
Operating Expenditure		
2004		$72.33m
2005		$69.81m
2006		$71.12m
2007		$72.57m
2008 onwards		$72.50m
Terminal Value Assumptions		
WACC		14.1%
Perpetuity growth rate		3%
Terminal Value Free Cash Flow		$42.2m – $54.5m

[2] Contribution = gross profit on a project by project basis.

Notes:

(i) All of the Contracted Business included in the Cash Flow Projections has been used in the cash flows adopted for our DCF valuation, with the exception of the Lazio contract. As outlined in Section 3.2 above, the rollout of the System into the Lazio region has been delayed due to a change in Government. ERG has notified its customer of a substantial claim for damages for the lost revenues caused by the delay. The Company is in the process of negotiating a settlement with the customer, the timing and amount of which is, at the date of this report, not certain.

(ii) We have assessed the probabilities of the Expected Business on a project-by-project basis. Overall we applied a 74% probability to the projected Expected Business contribution provided by management.

(iii) We have applied a 60% to 70% probability to the Targeted Cash Flows provided by management. This is broadly in line with ERG's record of winning approximately 70% of all targeted revenues.

(iv) We have assumed that capital expenditure equals tax deductible depreciation into perpetuity.

(v) With operations all over the world, ERG pays tax in many different countries, which have differing tax rates. Management has advised that adopting a 30% tax rate for the consolidated cash flows is not unreasonable.

(vi) As discussed in the E&Y Tax Advice attached to this report, the conversion of the Listed Notes constitutes a debt forgiveness and effectively eliminates all of ERG's accumulated tax losses.

(vii) We have assumed that ERG will satisfy either the Continuity of Ownership or Same Business Test and will therefore be able to utilise all tax losses incurred after the conversion of the Listed Notes.

3.3 DCF Valuation Summary

We have applied a WACC of 14.1% to our adjusted version of the Cash Flow Projections. The same discount rate has been applied to the terminal value, which has been calculated by capitalising the adjusted final year cash flow from the Cash Flow Projections. This process results in the following enterprise and equity values for ERG.

	Low $m's	High $m's
ERG's Enterprise Value	**365.4**	**441.3**
Less Net Debt	(316.7)	(316.7)
Less Minority Interests	(0.2)	(0.2)
ERG's Equity Value	**48.5**	**124.4**
Ordinary Shares on Issue	945.9	945.9
Value of an ERG share (cents)	**5.1**	**13.2**

As can be seen from the above table, we have assessed ERG's enterprise value to be between $365.4 million and $441.3 million. As detailed in Section 3.1 above, ERG is in exclusive negotiations with a third party to sell 100% of the shares in Proton for total consideration of approximately $109 million, with the net cash proceeds to the Company being approximately $60 million. In addition, ERG may receive up to a maximum of €22.5 million over the next 10 years, based on the number of cards sold to ERG by Proton. The present value of the likely proceeds from the sale of Proton have been included in ERG's Enterprise Value.

After deducting the net interest bearing debt of $316.7 million, ERG's equity value range from $48.5 million to $124.4 million.

For the purposes of this report, we have assessed the fair value of an ERG share to be in the range of between 5.1 cents and 13.2 cents. It is important to note that our assessed fair value of the Company's shares does not address whether or not ERG will have the capacity to redeem, refinance or renegotiate the Listed Notes at their 1 October 2005 redemption date. If at 1 October 2005, the Company is unable to redeem, refinance or renegotiate the Listed Notes, the value of an ERG share will be negatively impacted.

4. ERG's Recent Share Trading History

At the date of this report ERG had on issue 945,879,165 ordinary shares held by approximately 52,000 shareholders. The 20 largest shareholders as at 31 January 2003 were as follows:

	Name	Number of Shares	Percentage of Issued Capital
1.	Banksys SA	31,016,515	3.28
2.	J P Morgan Nominees Australia Limited	17,783,867	1.88
3.	American Express Travel Related Services Company Inc	14,841,655	1.57
4.	Interpay Nederland BV	14,841,655	1.57
5.	Visa International Service Association	14,841,655	1.57
6.	HSBC Custody Nominees (Australia) Limited	13,148,151	1.39
7.	Mr Peter John Fogarty	7,944,940	0.84
8.	National Nominees Limited	6,668,915	0.71
9.	Westpac Custodian Nominees Limited	5,659,535	0.60
10.	Mr Kenneth Heung	5,500,000	0.58
11.	Investment & Equities Pty Limited	5,000,000	0.53
12.	Commonwealth Custodial Services Limited	3,915,910	0.41
13.	Warbont Nominees Pty Ltd	3,719,762	0.39
14.	Mr Guo Liang li & Ms Jie Ling Bu	3,700,000	0.39
15.	Niako Investments Pty Ltd	3,513,606	0.37
16.	Eddystone Investments Pty Ltd	3,357,614	0.35
17.	Dr Thomas John Beresford	2,959,915	0.31
18.	Heiroglyph Pty Ltd	2,850,000	0.30
19.	BCI Holdings Pty Ltd	2,000,000	0.21
20.	Dr Thomas John Beresford	2,000,000	0.21
		165,263,695	**17.46**

The table below summarises the trading history of ERG's shares on the ASX for the period 1 December 2001 through 12 March 2003. The closing price of the Company's shares on 12 March 2003 was 8.4 cents.

	Share Price			Volume
	High	Low	Last	
	Cents	Cents	Cents	000's
December 2001	58.0	52.0	54.0	76.254
January 2002	55.0	37.0	41.5	164,948
February	46.0	29.0	31.5	164,563
March	34.5	23.0	26.0	314,725
April	26.0	22.5	22.5	89,953
May	37.0	23.0	35.5	272,070
June	36.5	28.0	30.0	150,928
July	30.5	24.5	28.5	129,890
August	29.0	21.5	21.5	87,713
September	24.5	16.0	16.0	135,721
October	20.0	16.5	16.5	119,309
November	17.5	12.5	12.5	96,941
December	11.5	10.0	10.0	113,826
January 2003	15.5	10.0	13.0	174,576
February 2003	16.5	12.0	14.0	179,414
March 2003	13.5	8.4	8.4	89,834

* March 2003 information up to 12 March 2003.

The chart below summarises ERG's share trading price and volume over the period from 1 December 2001. The price is based on the daily closing price.

ERG Share Price and Volume History



70
60
50
40
30
20
10
0
Price (Cents)
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Volume (000s)
3/12/2001
3/01/2002
3/02/2002
3/03/2002
3/04/2002
3/05/2002
3/06/2002
3/07/2002
3/08/2002
3/09/2002
3/10/2002
3/11/2002
3/12/2002
3/01/2003
3/02/2003
3/03/2003

Source: Bloomberg Data

Other than the lodgement of standard half-yearly and annual reports, the only significant announcements made by the Company during the period covered in the table were as follows.

Date	News
27 Feb. 2002	ERG announced it expects to report a substantial loss for the half year, which is estimated to be in the range of $175 million to $195 million. This included an announcement of further write-downs of $160 million. The Company's share price subsequently fell 11.5 cents to 29 cents.
11 March 2002	ERG announced an after tax loss of $199.4 million for the six months ended 31 December 2001, following the decision by ERG Directors to substantially write down the carrying value of ERG's assets.
15 March 2002	ERG was removed from the Standard & Poor's ASX 100.
19 March 2002	The Company announced the acquisition of the remaining 90% of Proton it did not already own.
30 May 2002	ERG announced that its OneLink unit had reached a $65 million settlement with the Victorian government.
26 July 2002	The Supreme Court of New South Wales delivered a judgment dismissing proceedings by Cubic Transportation Systems Inc. ("Cubic") against the State of NSW in relation to the Sydney Integrated Ticketing Project and awarded costs against Cubic.
30 July 2002	ERG announced it is the likely frontrunner in the bidding to supply integrated public transport ticketing to Queensland.
12 Sept. 2002	The Company announced it had been awarded the contract to install a smart card based fare collection system for the Las Vegas Monorail Project.

Date	News
25 Oct. 2002	The Company announced the settlement agreements for the Melbourne scope creep claims had been signed. Under the terms of the settlement announced to the market on 30 May 2002, a $20 million payment is to be made to ERG's subsidiary OneLink, with $12.4 million from the proceeds flowing directly through to ERG.
14 Nov. 2002	The Company announced the sale of its 39% shareholding in ECard. The shares will be bought back by ECard under a selective buy-back agreement for $5 million payable immediately. The buy-back will leave existing shareholders, Telstra and ANZ holding 100% of ECard.
28 Nov. 2002	The Company announced the Proposed Capital Restructure.
20 Jan. 2003	The Company announced it had been awarded the Washington DC, Maryland and North Virginia projects.
20 February 2003	ERG announced that its Integrated Transit Solutions Ltd (ITS) subsidiary had signed contracts with the New South Wales Government to supply, install and operate an integrated smart card based ticketing system for the entire Greater Sydney commuter transport network.
26 February 2003	ERG announced it had reached agreement with six public transportation agencies for the establishment of a regional fare collection system covering Seattle and the Central Puget Sound area of Washington State. The six agencies include Community Transit, King County Metro Transit, Kitsap Transit, Pierce Transit, Sound Transit and Washington State Ferries.

Over the last 12 months, the Company's share price has traded in the range of 8 cents to 55 cents. The Company's shares varied in liquidity over the December 2002 to January 2003 period, with the monthly volume of shares traded positioned between 9% (April 2002) to 34% (March 2002) of the shares listed. Since December 2001, the average percentage of shares traded per month has been approximately 15% of the shares listed. Based on the volumes traded in the last 12 months, trading in ERG shares is considered relatively liquid.

In assessing the recent trading history of the Company's shares it is important to consider that the market price of a company's shares generally reflects the buying and selling of small parcels that are usually traded on a short to medium term basis. The size of the parcels traded does not carry a controlling interest. In turn, the market price of a company's shares is dependent on many interacting factors, the majority of which are outside the control of the company. Because of the impact that these factors may have on a company's share price, in our opinion, the market price of a company's shares does not necessarily represent a fair value of the company as a whole.

The market prices at which ERG's shares have been recently traded reflects, in part, the following factors:

- the general downturn in world equity markets, particularly in the technology sector;
- the relatively poor performance of ERG's operating business;
- the large number of ERG shareholders who, as a result of the collapse of the Company's share price in recent years, have shareholdings worth little more than the transaction costs associated with selling that holding;
- the recent announcements of the Sydney, Washington and Seattle contracts;
- the speculative nature of ERG's recent share price history; and
- the lack of institutional interest in a company the size and nature of ERG.

Given these factors, the trading history of an ERG share provides no absolute guide to the underlying fair value of the Company.

Appendix B: Valuation of a Listed Note

1. Introduction

On 28 February 2000, ERG raised $250 million via the issue of 18,518,519 Listed Notes. The Listed Notes are convertible at the option of the Noteholder on the basis of three ordinary shares for every Listed Note after one year from the date of issue. Unless converted or redeemed at an earlier date, the Listed Notes are redeemable at a face value of $13.50 each on 1 October 2005.

The Listed Notes constitute direct, unsecured and subordinated obligations of the Company and rank behind both secured and unsecured creditors, but ahead of shareholders of ERG.

Under the terms and conditions of the Trust Deed, unless the ordinary creditors have been satisfied in full, neither the Trustee nor any Noteholder may apply for the Company to be wound up.

As outlined in Section 5 of the main report, in considering whether or not the issue of the Ingot Conversion Shares are, in our opinion, fair and reasonable to the Non-Associated Shareholders, it is necessary to compare the fair value of the Ingot Entities' Listed Notes with the Ingot Conversion Shares. Accordingly, it is necessary to assess the fair value of a Listed Note.

2. Valuation Methodologies

A convertible note represents a loan to a company that can be converted at the option of the holder, into ordinary shares, at a predetermined price. A redeemable convertible note allows the holder to receive the cash equivalent to the redemption value if the holder elects not to convert the note.

The two commonly accepted methodologies for valuing a convertible note are:

- the earnings method; and
- the option method.

The Earnings Method

The value of the convertible note under the earnings method is based on the current market value of the equivalent number of shares into which the note can convert, plus the present value of the interest to be received up until the assumed conversion date, less the present value of the dividends forgone until that date. The earnings method gives a minimum value for the note. Although this method is simple, it ignores the value of the option to convert. This has the effect of undervaluing the convertible note. The most significant impact of this under valuation occurs when the conversion option is at-the-money or out-of-the-money and there is a reasonable unexpired term so that conversion is less predictable.

The Option Method

The option method values the convertible note as a debt instrument, then adds the value of the option to convert the note into equity.

The debt instrument component is valued by calculating the present value of the expected cash flows between the valuation date and maturity. The value of the option to convert the note into equity is usually calculated using the Black & Scholes Option Pricing Model ("the Black Scholes Model") or a binomial option pricing model.

The option method is considered a more robust approach to valuing convertible notes.

3. Valuation Summary

Having regard to the above, we have applied the option method as the most appropriate method to value the Listed Notes. In addition, we have also had regard to the market price of a Listed Note.

In valuing a Listed Note under the option method, it is first necessary to assess the net present value of the cash flows that are to be derived from the 7.5% yield payable on the notes. In this regard, we have considered the following factors:

- the impact on the ongoing operations of the Company of having to meet the annual interest payments on the Listed Notes of $18.75 million per annum between now and the redemption date of 1 October 2005; and
- the requirement for ERG to fund the $250 million redemption of the Listed Notes on 1 October 2005, with the Company's ability to meet the redemption being dependent on its capacity to access alternative sources of funding at that time, which is not certain and cannot be guaranteed.

Valuation Under the Option Method

After considering the above factors, we have applied an after-tax cost of debt of 9.8% to the cash flows derived from the Listed Notes. Whilst this is 2.3% higher than the yield on the Listed Notes, we consider this to be appropriate in light of ERG's current financial position and level of debt reflected by the balance of the Listed Notes.

By applying a discount rate of 9.8%, the present value of the interest cash flows to be derived from the Listed Notes between the date of this report and maturity is $2.69. This value includes the value of the April Interest for the six months to 1 April 2003.

In addition to the interest cash flows, assuming the Listed Notes are not converted to ordinary shares, the Company is required to redeem each of the Listed Notes at their face value of $13.50 each. Ignoring whether or not ERG will have the capacity to repay $250 million on 1 October 2005, based on the same discount rate of 9.8%, the net present value of the $13.50 redemption amount is $10.61. Adding the $10.61 to the $2.69, the maximum value of the debt instrument component of a Listed Note is therefore $13.30. However, as referred to above, the Company's ability to redeem the $250 million outstanding on the Listed Notes on 1 October 2005 is dependent on its capacity to access alternative sources of funding at that time, which is not certain and cannot be guaranteed. Accordingly, $13.30 represents the maximum theoretical value for a Listed Note.

With a three for one conversion ratio, the Listed Notes have an effective conversion price of $4.50 per ordinary share. It would be expected that for the Listed Notes to be converted, ERG's share price would need to be trading at or above $4.50. The Company's share price has not traded at around that price since January/February 2000. The last trading price of an ERG share on 12 March 2003 was 8.4 cents.

In assessing the value attributable to the option to convert a Listed Note into equity, we have applied the Black and Scholes option pricing model. In applying this model, as ERG's share price is so far below $4.50, we have assessed the option value attached to a Listed Note to be nil.

It is relevant to note that in the period prior to the announcement of the Proposed Capital Restructure on 28 November 2002, the Listed Notes traded around $4.50. Based on this price and our assessed present value of the forecast interest cash flows to be derived from a Listed Note of $2.69, the value implied for the present value of the redemption amount is $1.81. This assumes that the market attributes no value to the option to convert the Listed Notes to ERG shares.

Market Price

We have had regard to the market price of the Listed Notes in considering their 'fair value'. The Listed Notes have traded in a range of between $4.28 and $8.70 over the last three months, with the closing price on 12 March 2003 being $5.19. The following table summarises the market price of the Listed Notes over the period since 1 December 2001.

	Convertible Note Prices			Volume
	High	Low	Last	
	$	$	$	000's
December 2001	9.05	8.70	8.70	1,302,253
January 2002	9.70	8.50	8.55	1,092,256
February	8.65	5.00	5.60	2,572,180
March	6.80	4.50	4.90	1,912,208
April	4.80	3.82	3.82	2,134,595
May	6.60	4.00	6.60	451,587
June	6.80	6.05	6.18	331,500
July	6.30	5.16	5.70	474,194
August	5.80	5.44	5.52	181,418
September	5.65	4.00	4.00	637,678
October	5.10	3.80	4.79	133,314
November	7.20	4.28	6.19	529,871
December	6.50	5.05	6.15	871,745
January 2003	6.49	6.41	6.27	726,835
February 2003	9.30	7.05	9.30	1,173,324
March 2003*	9.00	5.19	5.19	716,137

* March 2003 information up to 12 March 2003.

The chart below summarises the Listed Note price and volume over the period since 1 December 2001. The price is based on the daily closing price.

Market Price of the Listed Notes


Price ($)
Volume (000's)
12
10
8
6
4
2
0
1,200
1,000
800
600
400
200
0
3/12/2001
3/01/2002
3/02/2002
3/03/2002
3/04/2002
3/05/2002
3/06/2002
3/07/2002
3/08/2002
3/09/2002
3/10/2002
3/11/2002
3/12/2002
3/01/2003
3/02/2003
3/03/2003

Source: Bloomberg data

Over the period since 2 January 2002 the price of a Listed Note on the ASX drifted down from $9.66 to a low of $3.82 by the end of April 2002 and back up to $6.61 in June before trading back to levels of around $4.59 in October 2002. When the Proposed Capital Restructure was announced on 28 November the price increased from $4.35 to a high of $6.42 before closing for the month at $6.19. Since then the Listed Notes have traded in the range of between $5.15 in December 2002 to a high of $9.30 on 28 February 2003.

While the market price of a listed security does not necessarily equate to its fair value, it is relevant to note the prices traded on a stock exchange generally reflect the buying and selling of small parcels of securities that do not carry a controlling interest and are usually traded on a short to medium term basis.

Valuation of a Listed Note

Based on the above we have assessed the fair value of a Listed Note to be in the range of between $4.50 and $13.30. The low end of the range reflects the volume weighted price of the Listed Notes in the one month prior to 28 November 2002, being the date the Proposed Capital Restructure was announced. Conversely, the high end of the range represents the high end of the value assessed for the Listed Notes under the option method.

Appendix C: Sources of Information and Declarations

1. Sources of Information

In preparing this report we have relied on the following principal sources of information:

- ERG's shareholder details, including top 20 Shareholders and Noteholders, total number of shareholders and Noteholders, and the ownership structure by category of the number of shares held;
- the draft Information Memorandum for Shareholders accompanying the notice of meeting;
- ERG's annual reports for the financial years ending 30 June 1998 to 2002;
- various ASX announcements made by ERG;
- ERG's forecast financials for the four and a half years to 30 June 2007;
- the signed Agreements between ERG, Ingot, Stocks and Utilico for the Proposed Capital Restructure;
- the Note Trust Amending Deed; and
- ERG's audit reviewed accounts for six months ending 31 December 2002.

2. Declarations

This report has been prepared at the request of the Directors of ERG specifically for the Shareholders of ERG. It is not intended that this report be used for any purpose other than to accompany the Notice of Meeting and Information Memorandum to be sent to ERG Shareholders. In particular it is not intended that this report should be used for any purpose other than as an expression of our opinions on whether or not each of, the issue of the Ingot Conversion Shares on the Listed Note Conversion and the possible issue of each of the 20 Cent Ingot Option Shares, the Ingot Loan Shares, the 15 Cent Ingot Option Shares, the Ingot Preference Conversion Shares and/or the Ingot Preference Option Shares pursuant to the terms of the Proposed Capital Restructure are, in our opinion, fair and reasonable to the Non-Associated Shareholders.

Neither Ernst & Young Corporate Finance, nor Ernst & Young, nor any member or employee thereof undertakes responsibility to any person, other than the Shareholders of ERG, in respect of this report, including any errors or omissions howsoever caused. Ernst & Young Corporate Finance holds a Dealers Licence issued pursuant to the Corporations Act and is authorised to provide the opinion presented within this report.

Mr Ken Pendergast and Mr Michael Anghie have assumed overall responsibility for this report. Mr Pendergast and Mr Anghie are directors of Ernst & Young Corporate Finance and partners of Ernst & Young. Both have the necessary experience and professional qualifications appropriate to the advice being offered. Other Ernst & Young Corporate Finance and Ernst & Young staff have been consulted in the preparation of this report where appropriate.

We have held discussions with the management of ERG regarding the factual accuracy of the information contained in this report. We did not change the methodology used in our assessment as a result of these discussions and our independence has not been impinged in any way.

In the preparation of this report we have considered the information and explanations given to us. We emphasise that we have not carried out an independent confirmation of the information nor have we conducted anything in the nature of an audit. We do not imply, nor should it be construed that our assessment has revealed all the matters which an audit or more detailed examination might disclose. We have however evaluated information provided to us by ERG and its advisers, as well as other parties through enquiry, analysis and review and nothing has come to our attention to indicate that the information provided was materially misstated or did not afford reasonable grounds upon which to base our opinion. We have no reason to believe that any information relied on by us is incorrect.

The statements contained in this report are given in good faith and have been derived from information believed to be reliable and accurate. We have no reason to believe that any information has been withheld from us.

Ernst & Young Corporate Finance will receive a professional fee based on the time spent in the preparation of this report, estimated at approximately $165,000. Ernst & Young Corporate Finance will not be entitled to any other pecuniary or other benefit, whether direct or indirect, in connection with the making of this report.



Annexure 2

Ernst & Young

Central Park
152 St Georges Terrace
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

Tel 61 8 9429 [illegible]
Fax 61 8 9429 [illegible]

19 March 2003

Private & Confidential

The Directors
ERG Limited
247 Balcatta Road
BALCATTA WA 6021

Dear Sirs

Independent Taxation Report
Tax Implications of Certain Aspects of the 2003 Recapitalisation Proposal

This advice has been prepared by Ernst & Young at your request and is to be included in the Notice of Meeting and Information Memorandum for Shareholders of ERG Limited dated 19 March 2003 in relation to the 2003 Recapitalisation Proposal ("Recapitalisation Proposal"). Except to the extent expressly permitted hereby, this advice may not be quoted in whole or in part or otherwise referred to in any documents or delivered to any person or entity without the prior written consent of Ernst & Young.

1. Scope of Advice

In the Notice of Meeting and Information Memorandum for Shareholders of ERG Limited ("ERG") dated 19 March 2002 ("the Information Memorandum"), ERG stated that the Recapitalisation Proposal, so far as it applies to ERG shareholders ("Shareholders"), comprises five main components, being:

1. The conversion of $250 million of Listed Convertible Notes ("Notes") repayable in October 2005 to Shares;

2. The grant of certain options and rights of conversion of the Ingot Loans and the B&B Loan;

3. A renounceable rights issue of Preference Shares with free attaching Listed Options to raise up to $50 million;

4. The consolidation of every ten Shares into one Share to be implemented after completion of the Rights Issue; and

5. The satisfaction of the interest payment due on the Notes on 1 April 2003 by the issue of Shares.

You have requested a summary of the Australian income tax implications for ERG Shareholders and ERG in relation to the following specific aspects of the Recapitalisation Proposal:

- The tax implications for Shareholders as a result of the consolidation of every ten Shares into one Share to be implemented after completion of the Rights Issue; and

- The tax implications as they apply to ERG (or a wholly owned subsidiary of ERG) as a result of the conversion of $250 million of Notes repayable in October 2005 to Shares.

Accordingly, our tax advice is limited to the income tax implications associated with the above two issues.

For those Shareholders who are also Noteholders, reference should be made to the Notice of Meeting and Information Memorandum for Convertible Noteholders of ERG Limited dated 6 March 2003, which includes an Independent Taxation Report dealing with the tax implications for Noteholders and ERG as a result of the Notes conversion.

Furthermore, the Prospectus for the proposed Rights issue will contain an Independent Taxation Report prepared by Ernst & Young. Accordingly, this Independent Taxation Report does not address the tax implications associated with the Rights issue.

Our advice is based on the facts as contained in the Information Memorandum and representations provided by ERG. A misstatement or omission of any fact or a change or amendment in any of the facts, assumptions or representations we have relied upon may require a modification of all or a part of this advice.

Our advice is also based on existing tax legislation, case law, rulings and administrative practice at the date of this advice. ERG and its Shareholders should be aware that each of these might be subject to change.

Our advice is as of the date of the letter and we have no responsibility to update this advice for events, transactions, circumstances or changes in any facts, assumptions or representations occurring after this date. Our advice is not binding on the Australian Taxation Office ("ATO") and there can be no assurance that the ATO will not take a position contrary to the advice herein.

This advice is general in nature and does not cover every particular tax issue that could arise as a result of the Recapitalisation Proposal. Accordingly, Ernst & Young disclaims liability to any parties the subject of the Recapitalisation Proposal.

2. Summary of Tax Implications for Australian Tax Resident Shareholders as a Result of the Consolidation of Shares

2.1 Shares held on Capital Account

The Commissioner of Taxation ("the Commissioner") has issued **Taxation Determination TD 2000/10 Income tax: capital gains: what are the CGT consequences for a shareholder if a company converts its shares into a larger or smaller number of shares?** ("TD 2000/10"). The Commissioner states at paragraph 1 of TD 2000/10 that if a company converts its shares into a larger or smaller number of shares in accordance with section 254H of the *Corporations Law ("C Law")* in that:

> *"(a) the original shares are not cancelled or redeemed in terms of the C Law;*
>
> *(b) there is no change in the total amount allocated to the share capital account of the company; and*
>
> *(c) the proportion of equity owned by each shareholder in the share capital account is maintained;*
>
> *no CGT event happens to the shareholder's original shares for capital gains purposes. While there is a change in the form of the original shares, there is no change in their beneficial ownership".*

ERG has advised Ernst & Young that the conditions as contained in TD 2000/10 paragraph 1 will be satisfied. We have relied on this assertion in preparing this advice.

Accordingly, in our opinion there is no CGT event and no capital gain or loss will arise as a result of the consolidation for those Shareholders who hold their Shares on capital account.

TD 2000/10 provides that where no CGT event arises, the consolidated Shares will be deemed to have the same date of acquisition as the original Shares to which they relate. If the original Shares were acquired pre-CGT, the consolidated Shares should retain their pre-CGT status. In this regard it should be noted that specific rules contained in the Income Tax Assessment Act 1997 can deem certain pre-CGT Shares to lose their pre-CGT status in certain circumstances.

For those Shareholders who acquired their Shares pre-CGT, tax advice should be obtained to determine whether the Shares have retained their pre-CGT status for tax purposes.

2.2 Shares held on Revenue Account

In our opinion there should be no tax implications for those Shareholders who hold their Shares on revenue account. This is on the basis that the manner in which ERG has advised the consolidation will be done does not constitute a disposal of the Shares and therefore a Shareholder will derive no ordinary income under section 6-5 of the Income Tax Assessment Act 1997 as a result of consolidation of the Shares.

2.3 Shares held as Trading Stock for Tax Purposes

In our opinion there should be no tax implications for those Shareholders who hold their Shares as trading stock for tax purposes. This is on the basis that the manner in which ERG has advised the consolidation will be done does not constitute a disposal of the Shares and therefore no income tax implications should arise as a result of consolidation of the Shares.

3. Summary of Tax Implications for Non-Resident Shareholders as a Result of the Consolidation of Shares

3.1 Shares held on Capital Account

It should be noted that non-resident Shareholders will generally only be subject to the CGT rules where they hold, together with associates, at least 10% by value of the issued capital of ERG at any time during the 5 years prior to a CGT event (e.g. disposal) of their Shares happening.

For those Shareholders that are subject to the application of the Australian CGT rules, in our opinion no capital gain or loss will arise as a result of the Share consolidation for the reasons described at point 2.1 above i.e. there is no CGT event as there is no change in the beneficial ownership of the Shares, based on TD 2000/10.

For those Shareholders that are subject to the application of the Australian CGT rules, TD 2000/10 provides that where no CGT event arises, the consolidated Shares will be deemed to have the same date of acquisition as the original Shares to which they relate. If the original Shares were acquired pre-CGT, the consolidated Shares should retain their pre-CGT status. In this regard it should be noted that specific rules contained in the Income Tax Assessment Act 1997 can deem certain pre-CGT Shares to lose their pre-CGT status in certain circumstances.

For those Shareholders that are subject to the application of the Australian CGT rules and acquired their shares pre-CGT, tax advice should be obtained to determine whether any events have occurred such that the Shares have not retained their pre-CGT status for tax purposes.

3.2 Shares held on Revenue Account

In our opinion there should be no Australian tax implications for those Shareholders who hold their Shares on revenue account. This is on the basis that the manner in which ERG has advised the consolidation will be done does not constitute a disposal of the Shares and therefore a Shareholder will derive no ordinary income under section 6-5 of the Income Tax Assessment Act 1997 as a result of consolidation of the Shares.

Non-resident Shareholders may however be subject to Australian tax on the future disposal of their Shares. The tax position will depend however, on a range of factors, including but not limited to whether the Shares are held as part of a business carried on through a permanent establishment in Australia, the source of the profit on disposal, and whether the non-resident Shareholder resides in a country with which Australia has a Double Tax Agreement.

3.3 Shares held as Trading Stock for Tax Purposes

In our opinion there should be no Australian tax implications for those Shareholders who hold their Shares as trading stock for tax purposes. This is on the basis that the manner in which ERG has advised the consolidation will be done does not constitute a disposal of the Shares and therefore no income tax implications should arise as a result of consolidation of the Shares.

Non-resident Shareholders may however be subject to Australian tax on the future disposal of their Shares. The tax position will depend however, on a range of factors, including but not limited to whether the Shares are held as part of a business carried on through a permanent establishment in Australia, the source of the profit on disposal, and whether the non-resident Shareholder resides in a country with which Australia has a Double Tax Agreement.

4. Tax Implications for ERG in Respect of the Conversion of Notes

The summary below relates to the tax implications for ERG in respect of the conversion of $250 million of Notes repayable in October 2005 to Shares.

4.1 Commercial Debt Forgiveness Tax Rules

The Commercial Debt Forgiveness ("CDF") tax rules may apply upon conversion of the Notes.

Broadly, the CDF rules should apply in circumstances where the face value of the Note converted exceeds the market value of the Shares issued to the Noteholder on conversion.

Generally, to the extent to which the CDF rules apply to the conversion, certain carry forward tax deductions and tax values of assets of the ERG Group will be reduced in the following order:

1. Tax Losses;
2. Capital Losses;
3. Future tax deductions in respect of particular tax deductible expenditure; and
4. CGT cost base of certain assets.

4.2 Claw-back of Prior Year Interest Tax Deductions

Section 82SA of the Income Tax Assessment Act 1936 specifically provides for a tax deduction for interest expenses relating to convertible notes, providing that certain conditions are met *at all times* from the time of issue of the Notes until their conversion or redemption. As a result of the proposed changes to the Terms of the Notes Trust Deed (if approved the change of Terms will result in a compulsory conversion of Notes to Shares), ERG is likely to be denied a tax deduction for interest expenses incurred on the Notes from their date of issue.

5. Parties to the Recapitalisation Proposal should observe that:

- The involvement of Ernst & Young in the preparation of this advice has included services in addition to the preparation of this advice and normal professional fees will be received for all services.

- No partners of Ernst & Young have any interest in the promotion of the Recapitalisation Proposal.

- The giving of its consent to the inclusion of this advice in the Information Memorandum should not be taken as an endorsement of the Recapitalisation Proposal or a recommendation by Ernst & Young of any participation in the Recapitalisation Proposal.

- Ernst & Young gives no assurance or guarantee whatsoever in respect of either the successful operation or the performance of any aspects of the Recapitalisation Proposal.

- Ernst & Young accepts no responsibility for the taxation position of any parties to the Recapitalisation Proposal. Parties to the Recapitalisation Proposal should consult their own professional advisers for independent advice that the above views are appropriate for their own circumstances.

Yours faithfully



Ernst & Young

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Annexure 3



ERG Limited

ACN 009 112 725

Convertible Preference Share Terms and Conditions

1 Definitions and interpretations

1.1 Definitions

In these Terms, unless the context otherwise requires:

Accumulated Dividend means any Dividend or part of a Dividend in respect of any Dividend Period (whether or not declared) that has not been paid to a Holder or satisfied by the issue of Shares;

Additional Shares means additional Shares to be issued to the Holder under clause 3.5;

ASX means Australian Stock Exchange Limited;

Bonus Issue means an issue of any Shares by way of capitalisation of profits, reserves or capital redemption reserve fund (if any) or otherwise, but excluding an issue of Shares made in lieu of cash payment as a dividend pursuant to the Constitution;

Business Day has the meaning given to it by the Listing Rules;

Constitution means the constitution of ERG;

Conversion Date means 31 May and 30 November of each year until the Preference Shares are Converted, Redeemed or Repurchased;

Conversion Notice means the notice of conversion of any or all of the Preference Shares which is to be substantially in the form annexed as Annexure A to these Terms;

Conversion Ratio has the meaning given to it in clause 3.5;

Convert means the act of converting any or all of the Preference Shares to Shares by notice to ERG from the Holder with the simultaneous issue of any Additional Shares in accordance with these Terms, and **Conversion** will be construed accordingly;

Corporations Act means Corporations Act 2001 (Cth);

Directors means the directors of ERG from time to time;

Dividend means a dividend in respect of the Preference Shares;

Dividend Payment Date means each date on which a Dividend is payable in accordance with clause 4.4 whether or not a Dividend is paid on that date;

Dividend Period means, in respect of a Preference Share:

(a) the period from (and including) the Issue Date of the Preference Shares until but excluding the first Dividend Payment Date;

(b) thereafter the period from (and including) each Dividend Payment Date until but excluding the next Dividend Payment Date;

Dividend Rate is 10% per annum;



ERG means ERG Limited (ACN 009 112 725);

Holder means the holder from time to time of the Preference Shares;

Ineligible Foreign Holder means each Holder determined by ERG to be:

(a) a person whose address as shown in the ERG share register is a place outside Australia and its external territories; or

(b) a person acting on behalf of a person referred to in paragraph (a),

unless ERG is satisfied before the relevant date that the laws of the relevant place permit the issue and allotment of Shares to that Holder either unconditionally or after compliance with conditions which ERG in its sole discretion regards as acceptable and not unduly onerous;

Initial Issue Date means the first date of issue of Preference Shares on these terms;

Initial Redemption Date means the date which is 5 years after the Initial Issue Date;

Issue Date means the date of issue of a Preference Share to the subscriber by ERG;

Issue Price means $0.15 for each Preference Share issued by ERG;

Listing Rules means the Official Listing Rules of ASX;

Nominee means a nominee appointed by ERG to sell the Shares to which Ineligible Foreign Holders would otherwise have been eligible under clause 4.5;

Preference Shares means the convertible preference shares which are subject to these Terms;

Record Date means, in relation to a Dividend, the date which is 10 Business Days before the Dividend Payment Date for that Dividend or such other date as required by ASX;

Redemption means the redemption of the Preference Shares in accordance with clause 10, and **Redeem** will be construed accordingly;

Redemption Date means in respect of the Preference Shares the date on which the relevant Preference Shares are Redeemed in accordance with clause 10;

Reference Period means the relevant period used in calculating the VWAP;

Repurchase means the repurchase of the Preference Shares in accordance with clause 12;

Rights Issue means the pro rata rights issue offer by ERG to Shareholders of Preference Shares and options in or about May 2003;

Secured Loan Agreements means the agreements dated 28 January 2003 between ERG and each of Utilico International Limited and The Special Utilities Investment Trust PLC;

Securities means "securities", as that expression is defined in the Corporations Act, in ERG;

Shares means the fully paid ordinary shares in ERG;

Shareholder means a holder of Shares;

Tax Act means the Income Tax Assessment Act 1936 (Cth) and the Income Tax Assessment Act 1997 (Cth);

Terms means these terms of issue of the Preference Shares;



VWAP has the meaning given to it in clause 11; and

WST means western standard time, Australia.

1.2 Interpretation

In these Terms, unless the context otherwise requires:

(a) words importing one gender include the other genders, the singular includes the plural and the plural includes the singular, and the reference to a person includes reference to a corporation or unincorporated association;

(b) headings are for ease of reference only and do not affect the interpretation of these Terms;

(c) a reference to a recital, clause or schedule is a reference to a recital to, a clause of or a schedule to these Terms;

(d) a reference to "dollars" or "$" is to Australian currency;

(e) an expression defined in, or given a meaning for the purpose of the Corporations Act has the same definition or meaning;

(f) interpretations under the Constitution will also apply to these Terms.

2 Issue Price

2.1 Issue Price

The Issue Price and face value of each Preference Share will be $0.15.

2.2 Terms of Preference Shares

Despite any other provision in the Constitution, each Preference Share is subject to the terms and conditions and confers on the Holder the rights, powers and privileges set out in these Terms.

3 Conversion of Preference Shares

3.1 General

The Preference Shares may be Converted into Shares in accordance with this clause 3.

3.2 Conversion of Preference Shares

Subject to clause 3.6, the Holder may Convert any or all of its Preference Shares to Shares by giving ERG a Conversion Notice:

(a) at least 10 Business Days before a Conversion Date;

(b) if a takeover bid (as defined in the Corporations Act) is made to acquire all or some of the Shares and the offer is, or becomes, unconditional; and

(i) the bidder has at any time during the offer period, a relevant interest in more than 50% of the Shares on issue; or

(ii) the Directors issue a statement recommending acceptance of the offer,

before the end of the offer period under the takeover bid; or



(c) if the Company lodges with ASIC a draft explanatory statement for a scheme of arrangement that the Company proposes to enter into under Part 5.1 of the Corporations Act, which, if approved and implemented, will result in a person having a relevant interest in more than 50% of the Shares that will be on issue after the scheme is implemented, and either the Company releases to the market an opinion from an independent expert that the proposed scheme is fair and reasonable or the scheme is approved by the Court, before the record date for Shares to participate in the scheme.

3.3 Conversion Notices

(a) For the purpose of clause 3.2, a Conversion Notice is taken to be given to ERG by the Holder when it is received by ERG.

(b) A Conversion Notice cannot be withdrawn without ERG's written consent (which may be withheld in its absolute discretion).

(c) A Conversion Notice given by a Holder under clause 3.2 must be accompanied by evidence of title reasonably acceptable to ERG for the Preference Shares being Converted and is not taken to be a valid Conversion Notice unless and until such evidence is received by ERG.

(d) To be valid, the Conversion Notice must apply to a minimum of the lesser of:

(i) 3,500 Preference Shares; and

(ii) the number of Preference Shares registered in the name of the Holder who issues the Conversion Notice.

3.4 Conversion Date

ERG must:

(a) Convert the Preference Shares and allot the Holder the Shares in accordance with clause 3.5 on the next Conversion Date after receiving a Conversion Notice given in accordance with clause 3.2; and

(b) issue the Holder the Shares in accordance with clause 3.5 as soon as possible but in any event no later than 3 Business Days after the relevant Conversion Date.

3.5 Conversion

(a) Subject to clause 3.6, on the relevant Conversion Date:

(i) each Preference Share to be converted will be Converted into and have the same rights as one Share; and

(ii) subject to clause 3.5(b), each Holder whose Preference Shares are to be Converted will be allotted on that Conversion Date, a number of Additional Shares in respect of the Preference Shares being Converted in accordance with the following formula:

$$AS = ((CR - 1) \text{ x } CPS) + \left[\frac{AD}{VWAP \ x \ 0.90}\right]$$



where:

AD means the total Accumulated Dividend in respect of the Preference Shares being Converted by the Holder on the Conversion Date which is not payable in cash under clause 4.7(a)

AS is the number of Additional Shares;

CPS means the number of Preference Shares being Converted by the Holder on the Conversion Date;

CR is the Conversion Ratio which is 1, subject to any adjustment under clauses 8.3, 8.4 and 8.5; and

VWAP is as defined in clause 11.

(b) Provided that if AS is less than zero, it will be deemed to be zero. Where the total number of Shares to be issued to the Holder on Conversion includes a fraction, that number will be rounded down to the nearest whole number of Shares.

(c) The Reference Period for calculation of VWAP in clause 3.5(a) is 10 consecutive Business Days up to but not including the Conversion Date.

3.6 Restrictions on Conversion

(a) The Holder may not Convert any or all of its Preference Shares if the issue of Shares by ERG on Conversion or the Conversion will result in a breach of law (**Conversion Breach**). For the avoidance of doubt, Conversion in accordance with the terms of any effective Shareholder approval obtained in respect of Conversion by the Holder will not be a Conversion Breach.

(b) If Shareholder approval is required to permit the issue of any of the Shares on Conversion of the Preference Shares, the Holder may request ERG in writing to seek the necessary Shareholder approval.

(c) ERG must, as soon as reasonably practicable (and no later than 60 days) after a written request by the Holder to seek Shareholder approval under clause 3.6(b), convene a Shareholder's meeting, and do all other things as reasonably necessary, at ERG's cost, to seek the necessary Shareholder approval. If such Shareholder approval is obtained it will be effective Shareholder approval for the purpose of clause 3.6(a).

3.7 Effect of Conversion

(a) A Preference Share confers all the rights attaching to one Share, but these rights do not take effect until 5pm WST on the Conversion Date. At that time all other rights or restrictions conferred on the Preference Share under these Terms will no longer have effect (except for any rights in relation to any Accumulated Dividend to be paid on that Preference Share on the relevant Conversion Date).

(b) The taking effect of the rights of a Preference Share under this clause 3.7 does not constitute a cancellation, redemption or termination of a Preference Share, nor the issue, allotment or creation of a new Share.

3.8 ERG Conversion

(a) Subject to clause 3.8(b), ERG may Convert all or some of the Preference Shares at any time after the Initial Redemption Date by giving Holders at least 20 Business Days written notice (**ERG Conversion Notice**).

(b) If ERG elects to Convert some, but not all, of the existing Preference Shares in accordance with clause 3.8, that Conversion must be made in respect of all existing Preference Shares on a pro rata basis.



(c) ERG may not Convert any or all of the Preference Shares if the issue of Shares by ERG on Conversion or the Conversion will result in a breach of law (**Conversion Breach**). For the avoidance of doubt, Conversion in accordance with the terms of any effective Shareholder approval obtained in respect of Conversion by ERG will not be a Conversion Breach.

(d) Subject to clauses 3.8(b) and 3.8(e), the Preference Shares which are the subject of an ERG Conversion Notice will be Converted on the date which is 10 Business Days after receipt of the ERG Conversion Notice and, on Conversion:

(i) each Preference Share to be Converted will be Converted into, and have the same rights as, one Share; and

(ii) each Holder whose Preference Shares are Converted will be allotted on that date, a number of Additional Shares in respect of the Preference Shares being Converted in accordance with the following formula:

$$AS = ((CR - 1) \text{ x } CPS) + \left[\frac{AD}{VWAP \; x \; 0.95}\right]$$

where:

AD means the total Accumulated Dividend in respect of the Preference Shares being Converted which is not payable in cash under clause 4.7(a);

AS is the number of Additional Shares;

CPS means the number of Preference Shares being Converted under the ERG Conversion Notice;

CR is the Conversion Ratio which is the greater of:

(1) 1; and

(2) the amount calculated by applying the following formula:

$$\left[\frac{0.15}{VWAP \; x \; 0.95}\right]$$

subject to any adjustments under clauses 8.3, 8.4 and 8.5; and

VWAP is as defined in clause 11.

(e) provided that if AS is less than zero, it will be deemed to be zero.

(f) Where the total number of Shares to be issued to the Holder on Conversion includes a fraction, that number will be rounded down to the nearest whole number of Shares.

(g) The reference period for calculation of VWAP in clause 3.8(d) is 10 consecutive Business Days up to but not including the date on which Holders are given the ERG Conversion Notice.

3.9 Ranking of Shares

From the date of issue of the Shares, each Share issued to the Holder ranks in all respects pari passu with the other then existing issued Shares.



4 Dividends

4.1 Dividends

Dividends will be payable on each Preference Share in accordance with this clause 4 from its Issue Date until it is Converted, Redeemed or Repurchased.

4.2 Calculation of Dividend

Subject to clause 4.3 and clause 4.13, on each Dividend Payment Date, the Holder is entitled to a Dividend on each Preference Share held, calculated in accordance with the following formula:

$$\text{Dividend} = \frac{\text{Dividend Rate x \$0.15 x ND}}{365}$$

where:

ND is the number of days in that Dividend Period.

4.3 Payment of Dividend

The payment of a Dividend is subject to:

(a) the Directors, at their discretion, declaring the Dividend to be payable or otherwise resolving to pay the Dividend; and

(b) there being no impediment under the Corporations Act, or any other law, to ERG paying the Dividend.

4.4 Payment of Dividends

Subject to clause 4.3, the Dividend in respect of a Dividend Period will be payable on:

(a) 1 October 2003 and thereafter on 15 April and 15 October each year until the Preference Shares are Converted, Redeemed or Repurchased; and

(b) the Conversion Date.

4.5 Payment of Dividends by Share issue

(a) The Directors may, in their sole discretion, decide that all or any portion of Dividends payable in respect of any Dividend Period will be paid by an issue of new Shares to be allotted to each Holder on the relevant Dividend Payment Date in accordance with the following formula:

$$NS = \frac{P(D - T)}{VWAP\ x\ 0.9}$$

where:

D is the Dividend payable to the Holder in relation to all of the Holder's Preference Shares;

NS is the number of new Shares to be issued to the Holder;

P is the proportion expressed as a fraction of the Dividend which the Directors decide will be satisfied by the issue of new Shares;



T is the amount (if any) payable under clause 4.9 in relation to all of the Holder's Preference Shares; and

VWAP is as defined in clause 11.

The reference period for calculation of VWAP in this clause 4.5(a) is 10 consecutive Business Days up to but not including the Dividend Payment Date.

(b) If the Directors elect to pay some, but not all, of a Dividend for any Dividend Period by an issue of new Shares in accordance with clause 4.5(a), that payment by issue of new Shares must be made to all existing Holders on a pro rata basis, subject to clause 4.5(e).

(c) If a Dividend or a portion of it is satisfied by an issue of new Shares in accordance with clause 4.5(a), the Holder has no further claim or entitlement to payment (by cash or otherwise) in respect of that Dividend or the portion of the Dividend (as the case may be).

(d) ERG's obligation to issue the Shares under this clause 4.5 to a Holder who is an Ineligible Foreign Holder will be satisfied by ERG issuing to the Nominee the Shares to which the Holder would have been entitled were they not an Ineligible Foreign Holder for sale in accordance clause 4.5(e).

(e) The Shares issued to the Nominee in relation to Ineligible Foreign Holders will be dealt with by the Nominee as follows:

(i) as soon as reasonably practicable, the Nominee will sell all the Shares issued to it for the benefit of the Ineligible Foreign Holders in such a manner as it considers appropriate but in any event within a period specified by the Company which must not be greater than 90 days from the date of issue;

(ii) the Nominee will account to the Ineligible Foreign Holder for the net proceeds of sale (on an averaged basis so that all Ineligible Foreign Holders receive the same price per Share, subject to rounding to the nearest whole cent) and any income referrable to those Shares, after deduction of any costs of sale such as applicable brokerage, taxes and charges; and

(iii) the net proceeds of sale in respect of the Ineligible Foreign Holder's entitlement to Shares will be paid in Australian dollars by sending a cheque by mail to the Ineligible Foreign Holder's address as shown in the ERG share register or, at the sole election of the Nominee, into the account notified by the Ineligible Foreign Holder to ERG.

While the Nominee has the objective of maximising the proceeds under the sale process, the sale of the Shares issued to the Nominee on behalf of the Ineligible Foreign Holder is made at the Ineligible Foreign Holder's risk and neither ERG nor the Nominee guarantee that any specific price or the best possible price will be obtained.

4.6 Cumulative Dividend

(a) The entitlement of a Holder to the payment of a Dividend is cumulative.

(b) If a Dividend is not paid under clause 4.3(a) in respect of a Dividend Period or the amount of the actual dividend paid in respect of a Dividend Period is less than the Dividend for that Dividend Period, the Dividend or the balance of the Dividend will be deferred to the next Dividend Payment Date.

(c) Where a Dividend or the total amount of a Dividend is not paid in respect of a Dividend Period, the amount payable on the next Dividend Payment Date will be equal to the Dividend for the next Dividend Period plus any amount not paid on any prior Dividend Payment Date.

4.7 Effect of Conversion on Accumulated Dividends

(a) If, on the relevant Conversion Date, there are any Accumulated Dividends payable on the Preference Shares being Converted, the Directors may, in their sole discretion, decide that ERG will pay the Accumulated Dividend to the Holder on the Conversion Date, provided there is no impediment under the Corporations Act, or any other law, to ERG paying the Accumulated Dividends.



(b) If, on the relevant Conversion Date, the Directors decide not to pay the Accumulated Dividend in accordance with clause 4.7(a), the Accumulated Dividend will be dealt with under clause 3.5(a). Following the inclusion of the Accumulated Dividend in the formula under clause 3.5(a), the Holder has no claim or entitlement in respect of the Accumulated Dividend.

4.8 Suspension of payments

If ERG fails to pay or satisfy by the issue of new Shares a Dividend or fails to pay or satisfy by the issue of new Shares the total amount of a Dividend in respect of any Dividend Payment Date, ERG must not pay any dividend, make any other payments or distributions to Shareholders, or return any capital or, redeem, cancel, buy back or otherwise acquire Shares or any other Securities, except in accordance with or as contemplated by the terms of those Securities, unless and until all Accumulated Dividends have been paid on the Preference Shares.

4.9 Withholding obligations

ERG will be entitled to deduct from any Dividend payable to a Holder the amount of any withholding or other tax, duty or levy required by law to be deducted from it. Where any such deduction is made:

(a) ERG will pay the amount required to be deducted to the relevant revenue or collection authority within the time allowed for such payment;

(b) The Holder will be paid the balance of the Dividend after allowance for the payment referred to in clause 4.9(a); and

(c) Upon compliance by ERG with clause 4.9(a) and clause 4.9(b), the Holder will be deemed to have been duly paid the Dividend by ERG.

4.10 Rounding

For the purposes of calculating the aggregate Dividend payable to a Holder, any fraction of a cent payable to the Holder will be disregarded.

4.11 Record Date

A Dividend is only payable to those persons registered as Holders at 5.00pm on the relevant Record Date in respect of each Dividend Period, or in the case of a Dividend payable on the Conversion Date to the Holders whose Preference Shares have that Conversion Date.

4.12 Franking of Dividends

The Dividends will be unfranked unless a dividend is paid to Shareholders in the same franking period (as defined in sections 203-40 of the Tax Act), in which case:

(a) the Dividend will be franked to the same extent as the dividend paid to Shareholders; and

(b) the Dividend payable to a Holder will be decreased by an amount determined by the Directors as being a reasonable assessment of the financial benefit actually received by a Holder from the franking credits attaching to the Dividend, on the assumption that the Holder is an Australian taxpayer and the applicable tax rate is the Australian corporate tax rate applicable at that time to the franking account from which the dividend will be franked, provided that the franking percentage (as defined in sections 203-35 of the Tax Act) will be the same in respect of the Dividend paid to Holders as it is for the dividend paid to Shareholders.

4.13 Reasonable endeavours

ERG will use its reasonable endeavours to ensure that:

(a) there are sufficient profits to pay out the Dividends on the Dividend Payment Date or on Conversion; and



(b) if there are sufficient profits, Dividends are paid or satisfied by the issue of new Shares either in whole or in part on the Dividend Payment Date or on Conversion.

5 General Rights

5.1 Ranking

The Preference Shares rank equally amongst themselves in all respects.

5.2 Preferential dividend

Until Conversion, the Preference Shares rank in priority to the Shares for the payment of dividends.

5.3 Ranking on Conversion

The Shares issued upon Conversion of the Preference Shares will rank pari passu in all respect with all other Shares then on issue from the date of issue of the Shares.

5.4 Return of capital on a winding up

Until Conversion, Redemption or Repurchase if there is a return of capital on a winding up of ERG, Holders will be entitled to receive out of the assets of ERG available for distribution to Shareholders, in respect of each Preference Share held, a cash payment equal to the sum of:

(a) the amount of any Dividend owing to the Holder calculated on a daily basis (assuming a 365 day year) throughout the period from and including the preceding Dividend Payment Date to the date of commencement of the winding up;

(b) any Accumulated Dividend in respect of any Dividend Period; and

(c) the Issue Price,

before any return of capital is made to Shareholders or holders of any other class of shares ranking behind the Preference Shares.

5.5 Shortfall on a winding up

If, upon a return of capital or a winding up, there are insufficient funds to pay in full the amounts referred to in clause 5.4, the Holders will share pro rata based on the number of Preference Shares held in any distribution of assets of ERG in priority to the payment of any amounts to Shareholders or holders of any other class of shares.

5.6 Participation in surplus assets and profits

The Preference Shares do not confer on their Holders any further rights to participate in the surplus assets of ERG on a winding up, or in the property or profits of ERG beyond the rights set out in these Terms.

5.7 Issue of further Preference Shares

(a) ERG may issue further preference shares which rank behind the existing Preference Shares as to dividend or return of capital on winding up without Shareholder approval.

(b) Subject to clause 5.7(c), until all the Preference Shares have been Converted, Repurchased or Redeemed, ERG must not, without Shareholder approval by special resolution, issue securities ranking equally with or in priority to the Preference Shares as to dividends or return of capital on winding up.

(c) ERG may issue securities ranking equally with the Preference Shares which are required to be issued under the Secured Loan Agreements without Shareholder approval.



6 Voting Rights

6.1 Right to vote

A Preference Share does not entitle the Holder to vote at any general meeting of Shareholders except in the following circumstances:

(a) if at the time of the meeting, a Dividend (or part of a Dividend) in respect of the Preference Shares is in arrears ("arrears" meaning that a Dividend in respect of a Dividend Period is unpaid whether or not it has been declared or capable of being declared);

(b) on a proposal:

  (i) to reduce the share capital of ERG;

  (ii) that affects any rights attached to the Preference Shares;

  (iii) to wind up ERG; or

  (iv) for the disposal of the whole of the property, business and undertaking of ERG;

(c) on a resolution to approve the terms of a buy back agreement;

(d) during the winding up of ERG; or

(e) in any other circumstances in which the Listing Rules require Holders to be entitled to vote.

6.2 Votes per Preference Share

If the Holder is entitled to vote on a resolution, on a show of hands that Holder has one vote and on a poll that Holder has one vote for each Preference Share held.

7 Information rights

Each Preference Share confers on its Holder the same rights as holders of Shares to:

(a) receive notices of a meeting of Shareholders;

(b) attend a meeting of Shareholders; and

(c) receive notices, reports and financial reports of ERG.

8 Participation in issues

8.1 Issue of securities

The issue of the Preference Shares does not limit ERG's right and power at any time to issue any securities to Shareholders or any other persons, whether for cash, as a Bonus Issue or in any other way.

8.2 No rights to participate in new issues except as set out in these Terms

Subject to clause 8.3, the Preference Shares carry no right to participate in any offering of securities by ERG.



8.3 Adjustment for pro-rata Bonus Issue and rights issue

(a) Subject to clauses 8.3(b) and 8.3(c), if ERG performs a pro rata Bonus Issue or rights issue of Shares to Shareholders generally, then in relation to all Preference Shares not Converted as at the record date for that issue, the Conversion Ratio shall be adjusted according to the following formula:

$$CR = CR_0 \times P \times \left[\frac{(RD + RN)}{(RDxP) + (RNxA)} \right]$$

where:

CR means the Conversion Ratio applying immediately after the application of this formula;

CR₀ means the Conversion Ratio applying immediately prior to the application of this formula;

P means the VWAP where the Reference Period is from the first Business Day after the announcement of the rights issue to ASX up to and including the last Business Day of trading cum Bonus Issue or rights issue;

A means the subscription or unit price per Share for the rights issue and is zero in the case of a Bonus Issue;

RN means the number of Shares issued pursuant to the Bonus Issue or rights issue; and

RD means the number of Shares on issue immediately prior to the allotment of the new Shares pursuant to the Bonus Issue or rights issue.

(b) No adjustment to the Conversion Ratio shall occur if A exceeds P.

(c) Clause 8.3(a) does not apply to Shares issued as part of a bonus share plan, employee or executive share plan, executive option plan, share top up plan or a dividend reinvestment plan or share purchase plan.

8.4 Adjustments for off-market buy-backs

(a) Subject to clause 8.4(b) below, if ERG undertakes an off market buy-back of Shares, the Conversion Ratio shall be adjusted in accordance with the following formula:

$$CR = CR_0 \times P \left[\frac{(BD - BN)}{(BDxP) - (BNxA)} \right]$$

where:

CR means the Conversion Ratio applying immediately after the application of this formula;

CR₀ means the Conversion Ratio applying immediately prior to the application of this formula;

P means the VWAP where the Reference Period is the 15 Business Days prior to the announcement of the buy-back;

A means the buy-back price per Share;

BN means the number of Shares bought back; and

BD means the number of Shares on issue immediately prior to the buy-back.

(b) No adjustment to the Conversion Ratio shall occur if P exceeds A.



8.5 Adjustments for return of capital

If ERG makes a return of capital to Shareholders (other than by way of a share buy-back) the Conversion Ratio shall be adjusted in accordance with the following formula:

$$CR = CR_o \times \frac{P}{(P - C)}$$

where:

CR means the Conversion Ratio applying immediately after the application of this formula;

CR_o means the Conversion Ratio applying immediately prior to the application of this formula;

P means the VWAP where the Reference Period is from the first Business Day after the announcement of the return of capital to ASX up to and including the last Business Day of trading cum the return of capital; and

C means the amount of the cash and/or the value (as reasonably determined by the Directors) of any other property distributed to Shareholders per Share (or such lesser amount such that the difference between P and C is greater than zero).

8.6 Reorganisation of capital

Subject to the Preference Shares rights of priority in a winding up or capital return, if, after the Issue Date and prior to the Conversion Date, there occurs any reconstruction (including consolidation, sub-division, reduction or reclassification) of the issued capital of ERG, the Preference Shares must be reconstructed in the same proportion and manner as the issued capital of ERG is reconstructed and in a manner which will not result in any additional benefits being conferred on the Holder which are not conferred on Shareholders and, so far as is possible, does not prejudice the Holders, but in all other respects, the terms of the Preference Shares, including Conversion, will remain unchanged. For the avoidance of doubt, on a consolidation of Shares, Preference Shares will be consolidated on the same basis, without the need for a separate approval of Preference Shareholders.

9 Transfer of Preference Shares

Subject to any restrictions at law, the Holders shall have an absolute discretion to transfer any or all of the Preference Shares.

10 Redemption

10.1 ERG redemption

(a) Subject to clauses 10.1(b), 10.1(c) and 10.2(d), ERG may redeem any Preference Share for the Issue Price at any time after the Initial Redemption Date and prior to Conversion or Repurchase.

(b) If ERG elects to redeem some, but not all, of the Preference Shares under clause 10.1(a), ERG must redeem the Preference Shares of all existing Holders on a pro rata basis.

(c) ERG may not redeem any or all of the Preference Shares if the Redemption will result in a breach of law, including without limitation a breach of section 254K of the Corporations Act.

(d) ERG must not redeem any Preference Shares under clause 10.1 without first giving the Holder at least 30 Business Days written notice of its intention to do so.

(e) Where ERG gives notice of its intention to redeem any Preference Shares in accordance with clause 10.1(b), the Holder may elect to Convert the Preference Shares before they are redeemed, by giving a Conversion Notice to ERG within 20 Business Days after receiving the notice from ERG.



10.2 Effect of Redemption on Accumulated Dividends

(a) Subject to clause 10.2(d) if, on the Redemption Date, there are any Accumulated Dividends payable on the Preference Shares being redeemed, the Directors may, in their sole discretion, decide that the Accumulated Dividend will be Converted into Shares to be allotted to the Holder on the Redemption Date in accordance with the following formula:

$$AS = \left[\frac{AD}{VWAPx0.95} \right]$$

where:

AD is the total Accumulated Dividend in respect of the Preference Shares being redeemed by the Holder on the Redemption Date;

AS is the number of additional Shares;

VWAP is as defined in clause 11.

The reference period for calculation of VWAP in this clause 10.2(a) is 10 consecutive Business Days up to but not including the date on which ERG gives a notice of its intention to redeem under clause 10.1(a).

(b) If the Accumulated Dividend is Converted in accordance with clause 10.2(a), the Holder has no further claim or entitlement to payment (by cash or otherwise) in respect of the Accumulated Dividend.

(c) If the Directors do not decide to convert the Accumulated Dividend on the Redemption Date in accordance with clause 10.2(a), then subject to clause 10.2(d) ERG must satisfy any Accumulated Dividend on the date on which the relevant Preference Shares are Redeemed by payment in cash.

(d) ERG must not redeem any or all of the Preference Shares until such time as ERG is able to satisfy the equivalent proportion of Accumulated Dividend by either the issue of Shares under clause 10.2(a) or the payment of cash under clause 10.2(c) without breaching any law, including without limitation a breach of section 254T of the Corporations Act.

10.3 Continuation of Preference Shares

If a Preference Share is not Redeemed in accordance with this clause 10, Converted in accordance with clause 3 or Repurchased in accordance with clause 12, the Preference Share will continue to exist and retain the rights and obligations set out in these Terms.

11 VWAP

11.1 Calculation of VWAP

VWAP is the average of the daily volume weighted average sale price of the Shares sold on ASX over the Reference Period (expressed in dollars) but does not include:

(a) any transaction defined in the ASX Business Rules as "special" crossings;

(b) crossings prior to the commencement of normal trading;

(c) crossings during the after hours adjust phase or any overseas trades; or

(d) the exercise of options over Shares or the conversion of these Preference Shares.



11.2 Suspension of Shares

If the Shares are suspended by ASX at any time when VWAP is being calculated, the relevant period for calculation of VWAP will be the number of days in the Reference Period up to but not including the first day of suspension.

11.3 Entitlements

For the purposes of calculating VWAP, if, on some or all of the Business Days in the relevant period, Shares have been quoted on ASX as cum dividend or cum any other distribution or entitlement which is not extended to the Holders, then the VWAP on the Business Days on which those shares have been quoted cum dividend or cum entitlement shall be reduced by an amount equal to:

(a) (in the case of a dividend or other distribution), the amount of that dividend or distribution including, if the dividend is franked the amount that would be included in the assessable income of a recipient of the dividend or distribution who is a natural person under the Tax Act;

(b) (in the case of an entitlement which is traded on ASX on any of those Business Days), the volume weighted average price of all such entitlements sold on ASX during the relevant period on the Business Days on which those entitlements were traded; or

(c) (in the case of an entitlement not traded on ASX during the relevant period), the value of the entitlement as reasonably determined by the Directors.

12 Repurchase

Until Conversion or Redemption, ERG may buy back the Preference Shares in accordance with the Corporations Act.

13 Quotation

ERG must use all reasonable endeavours and furnish all such documents, information and undertakings as may be reasonably necessary in order to procure, at its own expense, listing for quotation on the ASX of the Preference Shares and all Shares issued either on Conversion or in payment of Dividends.

14 Amendments to Terms

Subject to complying with all applicable laws, ERG may without the authority, assent or approval of the Holders amend or add to these Terms if such amendment or addition is, in the reasonable opinion of both ERG and ERG's auditors (or, if ERG's auditors are unable to act, an expert appointed by the president for the time being of the Securities Institute of Australia):

(a) of a formal, minor or technical nature;

(b) made to correct a manifest error; or

(c) not likely (taken as a whole and in conjunction with all other modifications, if any, to be made contemporaneously with that modification) to be materially prejudicial to the interests of the Holders.

15 Notices

15.1 Notices by ERG to Holders

(a) A notice may be given by ERG to a Holder:

(i) by serving it personally at, or by sending it by post in a prepaid envelope to, the Holder's address as shown in the register of Holders or such other address, or by sending it to the fax number or electronic address the Holder has supplied to ERG for the giving of notices; or



(ii) if the Holder does not have a registered address and has not supplied another address to ERG for the giving of notices, by exhibiting it at the registered office of ERG.

(b) A notice may be given by ERG to joint Holders by giving the notice in the manner authorised by clause 15.1(a) to the joint Holder first named in the register of Holders.

(c) The fact that a Holder has supplied a fax number or an electronic address for the giving of notices does not require ERG to give any notice to that Holder by fax or electronic means.

(d) A notice given to a Holder in accordance with clauses 15.1(a) or (b) is, despite the occurrence of a transmission event and whether or not ERG has notice of that occurrence:

(i) duly given in respect of any Preference Shares registered in that Holder's name, whether solely or jointly with another person; and

(ii) sufficient service on any person entitled to the Preference Shares as a result of the transmission event.

(e) A notice given to a person who is entitled to a Preference Share as a result of a transmission event is sufficient service on the Holder in whose name the Preference Share is registered.

(f) Any person who, because of a transfer of Preference Shares, becomes entitled to any Preference Shares registered in the name of a Holder is bound by every notice which, before that person's name and address is entered into the register of Holders in respect of those Preference Shares, is given to the Holder in accordance with this clause 15.1.

(g) A signature to any notice given by ERG to a Holder under this clause 15.1 may be in writing or a facsimile printed or affixed by some mechanical or other means.

15.2 Notices by Holders to ERG

A notice (including a Conversion Notice) may be given by a Holder to ERG by serving it on ERG at, or by sending it by post in a prepaid envelope to, the registered office of ERG or by sending it to the principal fax number or principal electronic address of ERG at its registered office.

15.3 Notices posted to addresses outside the Commonwealth

A notice sent by post to an address outside the Commonwealth must be sent by airmail, facsimile or in another way that ensures it is received quickly.

15.4 Time of service

(a) Where a notice is sent by post, service of the notice is to be taken to be effected if a prepaid envelope containing the notice is properly addressed and placed in the post and to have been effected:

(i) in the case of a notice of a general meeting of ERG, on the day after the date of its posting; or

(ii) in any other case, at the time at which the letter would be delivered in the ordinary course of post.

(b) Where a notice is sent by facsimile or electronic means, service of the notice is to be taken to be effected on the day after the date it is sent.

(c) Where ERG gives a notice under clause 15.1(a)(ii) by exhibiting it at the registered office of ERG, service of that notice is to be taken to be effected when the notice was first so exhibited.

15.5 Other communications and documents

Clauses 15.1 to 15.5 (inclusive) apply, so far as they can and with such changes as are necessary, to the service of any communication or document.



15.6 Notices in writing

A reference in these Terms to a notice in writing includes a notice given by facsimile or electronic means.



Annexure A – Conversion Notice

To: The Directors
ERG Limited (**ERG**)
247 Balcatta Road
BALCATTA WA 6021

NOTICE is given of the conversion by [***insert name***] (**Holder**) of [***insert number***] Preference Shares in ERG in accordance with clause 3.1 of the Terms applicable to the Preference Shares, being the Terms of the Preference Shares issued on [***insert date***] .

DATED this day of

SIGNED for and on behalf of [***insert name of Holder***] by its duly authorised officer.

____

____
Name (please print)

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Annexure 4



Terms of $0.20 Listed Options

The key terms and conditions of the Options are as follows:

1 **Issue Price:** Each Option will be issued for nil consideration.

2 **Entitlement to Shares:** Each Option shall entitle the holder to the right to subscribe for and to be allotted one ordinary share upon exercise of the Option and payment to the Company of the Exercise Price.

3 **Exercise Price:** The Exercise Price of each Option is $0.20.

4 **Exercise Period:** The Options may be exercised at any time from the date of issue until the Expiry Date.

5 **Expiry Date:** The Options will expire on 30 May 2008.

6 **Exercise of Options:** An Option may be exercised at any time prior to the Expiry Date by sending a completed and signed notice of exercise, together with the payment of the Exercise Price for each Option exercised, to the Company's registered office. If the Option holder holds more than one Option, the Options may be exercised in whole or in part, but only in multiples of 100 Options. A notice of exercise is only effective when the Company has received the full amount of the Exercise Price in cash or cleared funds. An exercise notice will be issued to Option holders upon request made to either the Company or the Company's share register.

7 **Lapse of an Option:** An unexercised Option will automatically lapse upon the Expiry Date.

8 **Transfer of an Option:** The Option holder shall have an absolute discretion to transfer any or all of the options.

9 **Quotation:** The Options will be listed on the Australian Stock Exchange. ERG must use all reasonable endeavours and furnish all such documents, information and undertakings as may be reasonably necessary in order to procure, at its own expense, listing for quotation on the Australian Stock Exchange of the Options.

10 **Holding Statements:** Holding statements will be issued in respect of the Options. Included with each holding statement will be a suitable form of notice of exercise of the Options for completion by the Option holder (if required). If the Options comprised in any such holding statement are exercised in part only, before the Expiry Date, the Company will issue the Option holder with a fresh holding statement and exercise notice for the balance of the Options held and not yet exercised.

11 **Adjustment for Bonus Issue**: If, before the expiry of the Options, the Company makes a pro rata issue of shares to the holders of ordinary shares by way of capitalisation of profits or reserves (a "bonus issue") other than in lieu of a dividend payment, then upon exercise of an Option, the Option holder will be entitled to have issued to it (in addition to the shares which it is otherwise entitled to have issued to it upon such exercise) additional shares in the Company. The number of additional shares is the number of shares which would have been issued to the Option holder under that bonus issue if on the date on which entitlements were calculated it had been registered as the holder of the number of shares which it would have been registered as holder of, if immediately before that date it had exercised its Options.

12 **Rights Issue:** If Shares are offered pro rata for subscription by the Company's shareholders generally by way of a rights issue, each Option that is unexercised as at the relevant record date for that rights issue, will be adjusted in the manner provided for in the Australian Stock Exchange Listing Rules.

13 **Adjustment for reorganisation:** In the event of any reorganisation (including consolidation, subdivision, reduction or return) of the issued capital of the Company, the number of Options to which the Option holder is entitled or the Exercise Price of the Options, or both as appropriate, will be adjusted, in the manner provided for in the Australian Stock Exchange Listing Rules.

14 **No other participation**: Subject to these terms and conditions, during the currency of any Options and prior to their exercise, the Option holder is not entitled to participate in any new issue of securities of the Company as a result of it holding Options. The Option holder can participate in new issues of securities offered to shareholders if the Option is exercised before the relevant record date for that new issue.



15 **Issue of Shares:** The Company will issue shares to the Option holder within 15 Business Days (as defined in the Australian Stock Exchange Listing Rules) after the date on which the Option holder exercised the Options.

16 **Shares issued on exercise:** The Company will apply to the Australian Stock Exchange Limited for official quotation of all ordinary shares allotted pursuant to the exercise of the Options. Shares allotted pursuant to the exercise of the Options will rank equally in all respects with the shares of the same class for the time being on issue except as regards any rights attaching to such shares by reference to a record date prior to the date of their allotment.

17 **Governing law:** The terms and conditions of the Options are governed by the law of New South Wales. The parties submit to the non-exclusive jurisdiction of the courts of New South Wales.

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Annexure 5



Terms of $0.15 Options Issued to The Special Utilities Investment Trust Plc and Utilico International Limited

The key terms and conditions of the Options are as follows:

1 **Issue Price:** Each Option will be issued for nil consideration.

2 **Entitlement to Shares:** Each Option shall entitle the holder to the right to subscribe for and to be allotted one ordinary share upon exercise of the Option and payment to the Company of the Exercise Price.

3 **Exercise Price:** The Exercise Price of each Option is $0.15.

4 **Exercise Period:** The Options may be exercised at any time from the date of issue until the Expiry Date.

5 **Expiry Date:** The Options will expire 5 years from the date of issue.

6 **Exercise of Options:** An Option may be exercised at any time prior to the Expiry Date by sending a completed and signed notice of exercise, together with the payment of the Exercise Price for each Option exercised and the certificate for the Options, to the Company's registered office. If the Option holder holds more than one Option, the Options may be exercised in whole or in part, but only in multiples of 100 Options. A notice of exercise is only effective when the Company has received the full amount of the Exercise Price in cash or cleared funds.

7 **Lapse of an Option:** An unexercised Option will automatically lapse upon the Expiry Date.

8 **Transfer of an Option:** The Option holder shall have an absolute discretion to transfer any or all of the options.

9 **Quotation:** The Options will not be listed on the Australian Stock Exchange.

10 **Option certificates:** Separate Option certificates will be issued. Each certificate will bear a suitable form of notice of exercise of the Options, endorsed on the back of the certificate, for completion by the Option holder (if required). If the Options comprised in any such certificate are exercised in part only, before the Expiry Date, the Company will issue the Option holder with a fresh certificate for the balance of the Options held and not yet exercised.

11 **Adjustment for Bonus Issue:** If, before the expiry of the Options, the Company makes a pro rata issue of shares to the holders of ordinary shares by way of capitalisation of profits or reserves (a "bonus issue") other than in lieu of a dividend payment, then upon exercise of an Option, the Option holder will be entitled to have issued to it (in addition to the shares which it is otherwise entitled to have issued to it upon such exercise) additional shares in the Company. The number of additional shares is the number of shares which would have been issued to the Option holder under that bonus issue if on the date on which entitlements were calculated it had been registered as the holder of the number of shares which it would have been registered as holder of, if immediately before that date it had exercised its Options.

12 **Rights Issue:** If Shares are offered pro rata for subscription by the Company's shareholders generally by way of a rights issue, each Option that is unexercised as at the relevant record date for that rights issue, will be adjusted in the manner provided for in the Australian Stock Exchange Listing Rules.

13 **Adjustment for reorganisation:** In the event of any reorganisation (including consolidation, subdivision, reduction or return) of the issued capital of the Company, the number of Options to which the Option holder is entitled or the Exercise Price of the Options, or both as appropriate, will be adjusted, in the manner provided for in the Australian Stock Exchange Listing Rules.

14 **No other participation:** Subject to these terms and conditions, during the currency of any Options and prior to their exercise, the Option holder is not entitled to participate in any new issue of securities of the Company as a result of it holding Options. The Option holder can participate in new issues of securities offered to shareholders if the Option is exercised before the relevant record date for that new issue.

15 **Issue of Shares:** The Company will issue shares to the Option holder within 15 Business Days (as defined in the Australian Stock Exchange Listing Rules) after the date on which the Option holder exercised the Options.



16 **Shares issued on exercise:** The Company will apply to the Australian Stock Exchange Limited for official quotation of all ordinary shares allotted pursuant to the exercise of the Options. Shares allotted pursuant to the exercise of the Options will rank equally in all respects with the shares of the same class for the time being on issue except as regards any rights attaching to such shares by reference to a record date prior to the date of their allotment.

17 **Governing law:** The terms and conditions of the Options are governed by the law of New South Wales. The parties submit to the non-exclusive jurisdiction of the courts of New South Wales.

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Annexure 6



Ingot Entities and their Associates Interests in ERG

The information in this table as to the identity of and nature of associations between the Ingot Entities has been obtained from Ingot Capital Management Pty Ltd on behalf of the Ingot Entities as at 17 March 2003

Holder of Relevant Interest	Maximum voting power of holder of relevant interest[1]	Other entities having a relevant interest in shares of the registered holder	Associates of persons acquiring a relevant interest	Maximum voting power of associates	Nature of Relevant Interest
The Special Utilities Investment Trust plc (**SUITS**)	41.22%	Ingot Capital Entities	Other Ingot Entities	38.12%	Ingot Capital Management Pty Limited acts as manager of the investment portfolio of SUITS. Other Ingot Capital Entities have a relevant interest through control or deemed control of Ingot Capital Management Pty Limited.
Stocks Convertible Trust plc (**Stocks**)	41.22%	Ingot Capital Entities	Other Ingot Entities	4.57%	Ingot Capital Management Pty Limited acts as manager of the investment portfolio of Stocks. Other Ingot Capital Entities have a relevant interest through control or deemed control of Ingot Capital Management Pty Limited.
HSBC Nominees (**HSBC**)	41.22%	Ingot Capital Entities	Other Ingot Entities	2.78%	HSBC Nominees holds securities on behalf of Ingot Capital Management Pty Ltd. Other Ingot Capital Entities have a relevant interest through control or deemed control of Ingot Capital Management Pty Limited.
Utilico International Limited (**Utilico**)	41.22%	Ingot Capital Entities, Stocks, Eastern States Securities Limited, SUITS, Walbrook Trustees Limited	Other Ingot Entities	4.26%	Ingot Capital Management Pty Limited acts as manager of the investment portfolio of Utilico. Other Ingot Capital Entities have a relevant interest through control or deemed control of Ingot Capital Management Pty Limited. Stocks, Eastern States Securities Limited, SUITS, Walbrook Trustees Limited are major shareholders in Utilico.
Ingot Capital Entities	41.22%	see above	Other Ingot Entities	41.22%	Ingot Capital Management Pty Limited acts as manager of the investment portfolio of SUITS, Stocks and Utilico. Other Ingot Capital Entities have a relevant interest through control or deemed control of Ingot Capital Management Pty Limited.

1 The maximum voting power is calculated based on the assumptions contained in Section 4 of the Shareholder Information Memorandum. It assumes that SUITS, Stocks, Utilico and Ingot Capital Entities act in concert in relation to the securities held by them in ERG and that SUITS and Stocks have a major shareholding in Utilico.

Ingot Entities



Ingot Entities:

Ingot Capital Entities

Custodial Asset Finance Pty Ltd
Ingot Capital Management Pty Ltd
Ingot Capital Investments Pty Ltd
National Life & Pension Fund Ltd
Modesto Ltd
Stocks Convertible Trust plc
Duncan Saville

SUITS Entities

Foreign and Colonial Management Group
Eastern States Securities Ltd
Walbrook Trustees Limited

Utilico Entities

Utilico Investments Limited
Utilico Securities Limited
CSX World Terminals Brisbane Pty Limited

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 **ERG | LIMITED**

ABN 23 009 112 725

Proxy Form

Correspondence to:

Computershare Investor Services Pty Ltd
GPO Box D182
Perth WA 6840
Enquiries (within Australia) 08 9323 2000
(outside Australia) 61 8 9323 2000
Facsimile 61 8 9323 2033
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

Appointment of Proxy

I/We being members of ERG Limited and entitled to attend and vote hereby appoint

☐ The Chairman of the Meeting (mark with an "X") **OR** ☐ Write here the name of the person you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the Meeting of shareholders on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Meeting of shareholders to be held at The Hyatt Regency Perth, 99 Adelaide Terrace, Perth, Western Australia at 10.30am on Wednesday 30 April 2003 and at any adjournment of that meeting.

If two proxies are to be appointed please indicate below, the number or percent of shares to be exercised in respect of this form.

No. of Shares ______________________ or Percentage ______________________

 ☐ (mark with an "X")

IMPORTANT

If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on Items 1.1, 1.2, 2.2, 2.3, 2.4 and 4 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that Item and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 1.1, 1.2, 2.2, 2.3, 2.4 and 4 and your votes will not be counted in computing the required majority if a poll is called on this item. The Chairman of the Meeting intends to vote undirected proxies in favour of the other Items.

Voting directions to your proxy – please mark ☒ to indicate your directions

		For	Against	Abstain*
Restructure Resolutions				
1.1.	Issue of Shares under Listed Note Conversion and Excluded Notes	☐	☐	☐
1.2	Issue of securities for Debt Restructure	☐	☐	☐
1.3	Acquisition of Voting Shares by Ingot Entities	☐	☐	☐
Rights Issue Resolutions				
2.1	Preference Share Terms	☐	☐	☐
2.2	Issue of Preference Shares and Listed Options under the Excluded Loan	☐	☐	☐
2.3	Issue of Dividend Shares	☐	☐	☐
2.4	Issue of Shares in relation to Excluded Loan	☐	☐	☐
3.	**Share Consolidation**	☐	☐	☐
4.	**Ratification of Shares issued under April Interest Capitalisation**	☐	☐	☐

*If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE **This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.**

Individual or Security holder 1	Security holder 2	Security holder 3
Sole Director and Sole Company Secretary	**Director**	**Director/Company Secretary**

		/ /
Contact Name	**Contact Daytime Telephone**	**Date**

How to complete the Proxy Form

1 Your Name and Address

This is your name and address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Security holders sponsored by a broker should advise their broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy may, but need not be a member of the company.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, any of the security holders may sign but if proxies are received from more than one of the joint holders, the proxy signed by the first named holder will prevail.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

6 Lodgment of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at the address given below not later than 48 hours before the commencement of the meeting on 10.30am on Wednesday, 30 April 2003. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

by posting, delivery or facsimile to ERG Limited Share registry at the address following:

ERG Limited Share registry
Computershare Investor Services Pty Ltd
GPO Box D182
Perth WA 6840
Facsimile (08) 9323 2033



ERG

LIMITED

NOTICE OF MEETING
AND
INFORMATION MEMORANDUM FOR
CONVERTIBLE NOTEHOLDERS
OF
ERG LIMITED

ABN 23 009 112 725

2003 RECAPITALISATION PROPOSAL

Place of Meeting:

Hyatt Regency Perth, Plaza Room

99 Adelaide Terrace, Perth, Western Australia

Date of Meeting:

28 March 2003

Time of Meeting:

10.30am



Important Notices

Entire Information Memorandum

Noteholders are encouraged to read this Information Memorandum in its entirety before making a decision on how to vote on the resolutions to be considered at the Noteholder Meeting.

Purpose of Information Memorandum

This Information Memorandum seeks to provide information material to an assessment of the Recapitalisation Proposal. Noteholders may also obtain information on the Recapitalisation Proposal by calling the Company's toll free information line on 1300 131 875 and can access information regarding ERG from the ASX or the Company's website at www.erggroup.com.

Australian Stock Exchange Limited

A copy of this Information Memorandum has been lodged with the ASX. Neither the ASX nor any of its officers take any responsibility for the contents of this Information Memorandum.

Perpetual Trustee Company Limited

Perpetual Trustee Company Limited has had no involvement in the preparation of any part of this Information Memorandum. Perpetual Trustee Company Limited expressly disclaims and takes no responsibility for any part of this Information Memorandum. It makes no statement in this Information Memorandum and has not authorised or caused the issue of it.

Investment Decisions

This Information Memorandum does not take into account the investment objectives, financial situation and particular needs of each individual Noteholder or any other particular person. This Information Memorandum should not be relied upon as the sole basis for any investment decision in relation to any ERG securities. Before making any investment decision in relation to your ERG securities, you should consider, with or without the assistance of a securities adviser, whether that decision is appropriate in light of your particular investment needs, objectives and financial circumstances.

Date of Information Memorandum

This Information Memorandum is dated 6 March 2003.



Letter from the Chairman

6 March 2003

Dear Noteholder

We present to you a proposal to reconstruct the capital and debt of ERG Limited (**ERG** or the **Company**), which, if approved, will significantly strengthen the financial position of the Company.

The market in which we operate has changed dramatically over recent times, and we have a compelling need to recapitalise the Company to ensure we are in a position to maximise the return on our technology. This need arises from the following:

- The delay in contract awards has impaired the Group's short-term operating cash flow and profitability and therefore its ability to generate surplus cash.
- The interest payable on the listed convertible notes weakens the Group's profit and cash generation capability.
- The Group's balance sheet has been weakened by write-downs and operating performance and this led to an emphasis of matter regarding going concern in the 30 June 2002 audit opinion and in the 31 December 2002 half-year review opinion.

Our government customers require large performance bonds to be put in place during the terms of our contracts, and with the difficult state of world insurance markets it has become necessary to satisfy these bonds with our own cash deposits or bank financing facilities. This development diverts cash from our core operations and places a significant additional demand on ERG's working capital position.

Based on the existing terms of your Notes and the current level of the Share price, it is likely Noteholders would seek to redeem their Notes for cash at maturity in October 2005. This would be a $250 million obligation for the Company at that time. Our ability to fund that redemption would be dependent on our capacity to access alternative sources of funding at that time either through new debt or equity raisings or asset disposals and these cannot be guaranteed. In the shorter term, we need to service the interest requirements on the Notes and meet our other working capital, debt and liability obligations. The interest costs associated with the Notes have also been a large component of the operating loss the Group has reported and will continue to impact profitability unless the Listed Note Conversion is approved. The Recapitalisation Proposal is an important component of the steps being taken by your Board to meet these obligations.

In the event that the Recapitalisation Proposal does not proceed, the ability of the Group to continue as a going concern will be dependent on ERG raising alternative funding. In this regard I draw your attention to Section 1.8 of the attached Information Memorandum.

The Company continues to have excellent commercial prospects for its technology however, we must ensure we have an appropriate balance sheet structure to support our business and sustain growth. Should the Recapitalisation Proposal detailed in this document proceed in full, the net asset and debt position of the



Company will be significantly improved and the Company will have access to additional cash resources. These are tangible benefits that we expect to go a long way to alleviate concerns regarding the Group's financial position and allow us to meet the performance bond requirements of our immediate operational prospects.

In this regard it is worth noting that the Group has recently finalised or been awarded contracts in Sydney, Seattle and Washington DC and is continuing delivery of operations in Rome, Melbourne, Gothenburg, Oslo, Manchester and San Francisco. The collective revenue from these contracts is over $1 billion.

The Directors and the Company's advisers, Babcock & Brown, believe the Recapitalisation Proposal in this document will position ERG to maximise the returns available to the Company. The Directors have engaged Ernst & Young Corporate Finance Pty Ltd (EYCF) to prepare a report for Noteholders on the proposal. EYCF has concluded that the April Interest Capitalisation, Listed Note Conversion and Future Interest Capitalisation are in the best interests of Noteholders. The Directors recommend you vote in favour of the proposal.

The Recapitalisation Proposal is a staged process and we are asking you as a Noteholder to consider the initial stages in this process, converting your Noteholding and entitlement to interest into Shares. We are proposing to issue you 93.375 Shares in exchange for each Note you hold and the interest accumulated on it. This figure has been calculated using the full $13.50 face value of the Notes, plus accrued interest to 1 April 2003 of $0.50625 and a conversion price of $0.15 per Share. We believe this ratio is an attractive opportunity for you as a Noteholder as you would be receiving a significant premium to the trading price of Notes in the market for some time. Based on the price of Shares and Notes when the proposal was announced at the AGM in November 2002, Noteholders will be receiving Shares representing a premium of 231% to the value of their Notes. Based on prices at 3 March 2003 the premium is 37%. The actual value received will be dependent on the market price of both securities at the time of conversion. The next stages of the proposal will be a Shareholder Meeting to approve the issue of the Shares to Noteholders and then a Rights Issue to raise $50 million (if the Directors decide to proceed with it), in which you will be entitled to participate if you receive and retain the Shares issued to you.

We have received strong support from the major Noteholders, who hold approximately 46.5% of the Notes and have indicated they intend to vote in favour of the proposal.

It will be necessary to conduct a meeting of the Noteholders to consider this proposal. The meeting will be conducted on **28 March 2003 at 10.30am at the Hyatt Regency Perth, 99 Adelaide Terrace, Perth, Western Australia.** We urge you to vote in person or by proxy at this meeting. **This is the only immediate action you must take as a result of this document.**

Should the Listed Note Conversion be approved, we will then conduct a meeting of Shareholders, and, if their approval is received, we will proceed with the full Recapitalisation Proposal that includes both a Share Consolidation and possibly the Rights Issue. The Rights Issue will be made available to all Shareholders at that time and is therefore expected to include the current Noteholders provided the conversion of Notes to Shares has been approved. If it proceeds you will receive a prospectus in the mail in due course in relation to the Rights Issue.

The Recapitalisation Proposal is quite complex and there are a number of potential outcomes and so I urge you to carefully read the attached explanatory materials and if you have any questions, seek advice from your financial adviser. I also suggest you read the opinion on page 4 of the attached Independent Expert's Report.



We look forward to your support for this proposal, and once again strongly encourage you to have your say by voting at the Noteholder Meeting.

Yours faithfully

A S Murdoch
Chairman



Table of Contents



Key dates

The key dates for the Noteholder Meeting are set out below:

Action/Event	Date
Noteholder proxy form due at Computershare	10.30am (Perth Time) 26 March 2003
Meeting of Noteholders	10.30am (Perth Time) 28 March 2003
Adjourned meeting of Noteholders (if required)	16 April 2003*

* This date is indicative only

Balance of Recapitalisation Timetable

ERG is currently finalising the documentation for the required Shareholder meeting which is expected to be held in late April 2003. In addition, the Company expects to lodge the prospectus for the proposed Rights Issue (subject to obtaining the required Noteholder and Shareholder approvals for the Recapitalisation Proposal) in early May 2003.

A summary of all key dates will be available at the time the Shareholder meeting documents are lodged with the ASX, expected to be in mid March 2003.



Noteholder considerations at a glance

Noteholders are being asked to approve the conversion of Notes and interest into Shares

Under the Recapitalisation Proposal, Noteholders will have each Note converted into 90 Shares. You are also being asked to convert the 1 April 2003 Interest Payment of $0.50625 per Note into 3.375 Shares and, if the Notes are not converted to Shares, to give ERG the power to convert future interest payments to Shares.

The conversion of Notes is the first stage of the larger Recapitalisation Proposal

The conversion of Notes to Shares is the first of a number of stages in the Recapitalisation Proposal. Certain aspects are subject to conditions such as ERG Shareholder approval. Not all steps are inter-conditional and so the final effect of the Recapitalisation Proposal cannot be predicted with certainty. Noteholders should carefully consider the possible outcomes under the Recapitalisation Proposal as the prospects of ERG, and so the value of the Shares they will receive for their Notes, may vary depending on the extent to which the proposal is implemented.

Need for the Recapitalisation Proposal

As indicated by the emphasis of matter regarding going concern in the 30 June 2002 audit opinion and in the 31 December 2002 half-year review opinion, the financial position of ERG must be strengthened if the Company is to be able to continue to take advantage of its world leading smart card technology. In addition, changes in world economic conditions, the insurance industry and market perception of technology companies in general have resulted in difficulties for ERG (as well as other participants in the industry) to meet the performance bond requirements of its government clients. Without the financial strength to meet appropriate bonding requirements, the ability of the Group to take on new projects and so to prosper will be limited.

The Recapitalisation Proposal is supported by the Directors, Babcock & Brown and the major Noteholders

The Recapitalisation Proposal and those aspects of it which relate directly to Noteholders are supported by the Board and the Company's strategic advisers, Babcock & Brown. Noteholders representing approximately 46.5% of the Notes on issue have indicated that they will support the Recapitalisation Proposal and will vote in favour of all resolutions.

Independent Expert's conclusions

The Board has also engaged Ernst & Young Corporate Finance Pty Limited (EYCF) to prepare a report for Noteholders on the Recapitalisation Proposal. EYCF has concluded that the Listed Note Conversion, the April Interest Capitalisation and the Future Interest Capitalisation are in the best interests of Noteholders. A copy of the report is annexed.

Control to Ingot Entities

As a result of the Listed Note Conversion, the former Noteholders will receive approximately 65% of the enlarged share capital of ERG and a major group of Noteholders, the Ingot Entities, will become ERG's largest Shareholder holding approximately 27% of the Shares. The interests of the Ingot Entities may



increase in certain circumstances or may be reduced if their Notes are classified as Excluded Notes (see Section 5.2(g)).

Your vote is important

The implications of the Recapitalisation Proposal for Noteholders are significant and so you are urged to vote on the resolutions either in person or by proxy. The resolutions must be passed by an extraordinary resolution which requires 66⅔% of the votes cast by Noteholders to support the resolutions. In addition, to be effective, the Noteholder resolutions require holders of 75% of Notes to attend the Noteholder Meeting either in person or by proxy.

Questions

If you have any enquiries concerning your Noteholding please contact the Company's share registry, Computershare Investor Services Pty Limited on (+61) 08 9323 2000 or contact your stockbroker or professional adviser.

If you have any questions regarding the Recapitalisation Proposal after having read the Information Memorandum and the Independent Expert's Report, please contact the Company's toll free information line on 1300 131 875 or contact your financial or other professional adviser.

Information regarding ERG is available by contacting the ASX or on the Company's website at www.erggroup.com.



Actions required by Noteholders

Review this document in detail and seek professional advice

This document contains important information about your investment in Notes and should be read in its entirety. We encourage you to seek advice from your financial and taxation advisers before making any decisions.

Vote on the resolutions

We strongly urge you to vote in person or by proxy at the meeting of Noteholders to be conducted at **10.30am (Perth time) on 28 March 2003 at The Hyatt Regency Perth, 99 Adelaide Terrace, Perth, Western Australia.**

Voting by Proxy

A proxy form is enclosed with this document.

The instructions for completion of the proxy form are on the reverse side of the proxy form.

The proxy form should be completed and returned to Computershare Investor Services Pty Limited:

If sent by post:	If sent by fax:
Computershare Investor Services Pty Ltd GPO Box D182 Perth WA 6840 Australia	Computershare Investor Services Pty Ltd Fax: +61 8 9 323 2033 or +61 8 9 323 2066

A reply paid envelope is enclosed for proxy forms posted from within Australia.

To be valid, your proxy form must be received at the above address on or before **10.30am (Perth time) on 26 March 2003.**

If you wish to revoke or amend your proxy after it has been lodged, you must do so in writing to the Company at least 24 hours before the time for the meeting. The notice must be sent to the Company at its principal office, 247 Balcatta Road, Balcatta, Western Australia.

Voting in person at the Noteholder Meeting

Attend the Noteholder Meeting to be held at 10.30am Perth time on 28 March 2003 at the Hyatt Regency Perth, 99 Adelaide Terrace, Perth, Western Australia.

If you are a corporate Noteholder and wish to appoint a representative to attend the Noteholder Meeting, you should ensure that your representative can provide appropriate evidence of his or her appointment.

You may appoint another person by power of attorney to attend the Noteholder Meeting and vote on your behalf. You will need to provide appropriate evidence of the grant of the power of attorney.



Resolutions at a Glance

Resolution 1: Amending the Note Trust Deed

Authorises the amendments to the Note Trust Deed and directs the Note Trustee to sign the Note Trust Amending Deed. The Note Trust Amending Deed contains the specific provisions regulating the implementation of the Listed Note Conversion, the April Interest Capitalisation and the Future Interest Capitalisation.

Resolution 2: Approving the April Interest Capitalisation

Authorises the implementation of the April Interest Capitalisation. **If you support the April Interest Capitalisation you should vote in favour of Resolutions 1 and 2.** If Resolution 2 is not passed on or before 31 March 2003, it will cease to have effect.

Resolution 3: Approving the Listed Note Conversion

Authorises the implementation of the Listed Note Conversion. **If you support the Listed Note Conversion you should vote in favour of Resolutions 1 and 3.** The Listed Note Conversion is subject to other conditions and it is possible it will not proceed even if these resolutions are passed at the Noteholder Meeting.

Resolution 4: Approving the Future Interest Capitalisation

Authorises the implementation of the Future Interest Capitalisation. **If you support the Future Interest Capitalisation you should vote in favour of Resolutions 1 and 4.** This resolution will only have effect if the Listed Note Conversion does not proceed.

The Directors urge you to support all aspects of the Recapitalisation Proposal by voting *IN FAVOUR OF ALL RESOLUTIONS.*



Notice of Meeting

Notice is given that a meeting of convertible noteholders (**Noteholders**) of ERG Limited (the **Company**) will be held on **Friday 28 March 2003 at 10.30am (Perth time) at The Hyatt Regency Perth, 99 Adelaide Terrace, Perth, Western Australia.**

Special Business

Resolution 1: Approval of amendments to the Trust Deed

To consider, and if thought fit pass, the following resolution as an extraordinary resolution:

"That:

(a) in accordance with clauses 24.2 and 24.3 and paragraph 27 of Schedule 2 of the Trust Deed, the Noteholders authorise and assent to the Trust Deed being amended as set out in the Note Trust Amending Deed, subject to the satisfaction of the conditions to those amendments in the Note Trust Amending Deed; and

(b) in accordance with clause 24.3 and paragraph 27 of Schedule 2 of the Trust Deed, the Note Trustee is authorised and directed to execute the Note Trust Amending Deed and to do all things reasonably incidental to give effect to the terms of the Note Trust Amending Deed."

Resolution 2: Approval of April Interest Capitalisation provision

To consider, and if thought fit pass, the following resolution as an extraordinary resolution:

"That, subject to Resolution 1 and this resolution being passed before 1 April 2003 and the Note Trust Amending Deed being executed before 21 April 2003:

(a) the Noteholders authorise and assent to the Trust Deed being amended to include Condition 3A set out in the Note Trust Amending Deed;

(b) the Company is authorised to satisfy the interest payment under the Trust Deed which is payable on 1 April 2003 by way of an issue of fully paid ordinary shares in the Company in the manner set out in the new Condition 3A (**April Interest Capitalisation**) and the interest payment may be satisfied in this way even if the Note Trust Amending Deed is signed after 31 March 2003 (but before 21 April 2003) and the fully paid ordinary shares are issued after 1 April 2003;

(c) the Note Trustee is authorised and directed to do all things reasonably required by it to give effect to the April Interest Capitalisation; and

(d) Noteholders acknowledge, agree and authorise the potential breach of the Trust Deed in relation to the satisfaction of the April Interest Payment if this Resolution and Resolution 1 are passed by Noteholders before 1 April 2003 but the Note Trust Amending Deed is executed after 31 March 2003 but before 21 April 2003."



Resolution 3: Approval of Listed Note Conversion provision

To consider, and if thought fit pass, the following resolution as an extraordinary resolution:

"That, subject to Resolution 1 being passed, the Note Trust Amending Deed being executed and all other conditions precedent set out in clause 2.1 of the Note Trust Amending Deed being satisfied or where permitted waived on or before 30 June 2003:

(a) the Company is authorised to compulsorily convert the convertible notes issued under the Trust Deed into fully paid ordinary shares in the Company on the terms set out in the new Condition 20 to be inserted in the Trust Deed by the Note Trust Amending Deed, subject to the limited exclusions in the Note Trust Amending Deed (**Listed Note Conversion**);

(b) Noteholders approve the use and application of the Listed Note Conversion powers set out in the new Condition 20 to be inserted in the Trust Deed by the Note Trust Amending Deed and this authorisation will be effective even if the new Condition 20 has not been inserted in the Trust Deed at the time of passing this resolution; and

(c) the Note Trustee is authorised and directed to do all things reasonably required by it to give effect to the Listed Note Conversion."

Resolution 4: Approval of Future Interest Capitalisation provision

To consider, and if thought fit pass, the following resolution as an extraordinary resolution:

"That, subject to Resolution 1 being passed the Note Trust Amending Deed being executed and all other conditions precedent set out in clause 4.1(a) of the Note Trust Amending Deed being satisfied:

(a) the Noteholders authorise and assent to the Trust Deed being amended to include Condition 3B set out in the Note Trust Amending Deed and the Company is authorised to satisfy, at its election, any interest payment due under the Trust Deed after 1 April 2003 by way of an issue of fully paid ordinary shares in the Company in the manner set out in the new Condition 3B (**Future Interest Capitalisation**); and

(b) where an election is made by the Company in accordance with paragraph (a), the Note Trustee is authorised and directed to do all things reasonably required by it to give effect to the Future Interest Capitalisation."

Capitalised terms in resolutions

Capitalised terms in the resolutions set out above have the following meaning:

Note Trustee means Perpetual Trustee Company Limited.

Noteholders means registered holders of notes issued under the Trust Deed.

Note Trust Amending Deed means an amending deed in substantially the form of the amending deed annexed to the Information Memorandum accompanying this Notice of Meeting.



Trust Deed means the Note Trust Deed for Convertible Notes between the Company, the Note Trustee, Computershare Registry Services Pty Limited and ERG Management Services Limited dated 21 February 2000.

Information Memorandum

Noteholders are referred to the Information Memorandum accompanying and forming part of this Notice of Meeting.

Entitlement to vote

For the purposes of the meeting, the Directors have determined that the persons entitled to vote at the meeting will be the persons who are registered Noteholders at **10.30am (Perth time) on Wednesday 26 March 2003.** Accordingly, Note transfers registered after this time will be disregarded in determining entitlements to attend and vote at the meeting.

If a Note is registered as being jointly owned, the person whose name appears first on the register as the owner of the Note is entitled to vote in person or by proxy.

Chairman

Mr Alexander (Sandy) Murdoch, the Chairman of ERG has been appointed as the Chairman of the meeting by the Note Trustee in accordance with paragraph 9 of Schedule 2 to the Trust Deed. Under the Trust Deed, the Chairman has a casting vote in the event of an equality of votes and has undertaken not to use the casting vote at the meeting.

Proxy information

A Noteholder entitled to attend and vote at a meeting of Noteholders of the Company is entitled to appoint not more than two proxies to attend and vote instead of the Noteholder. If two proxies are appointed, and a Noteholder does not specify the proportion or number of the Noteholder's votes, each proxy may exercise half of the Noteholder's votes.

Where a Noteholder appoints only one proxy, the proxy may vote on a show of hands and on a poll. Where a Noteholder appoints two proxies or attorneys:

- neither proxy or attorney may vote on a show of hands; and
- each proxy or attorney may only exercise the voting right the proxy or attorney represents on a poll.

A Noteholder may appoint the Chairman of the meeting as his or her proxy, or appoint someone other than the Chairman by providing the name of the proposed proxy. If a proxy is not named in the proxy form, the Chairman of the meeting will be deemed that Noteholder's proxy.

Noteholders may direct their proxies how to vote. All of the Noteholders' Notes will be voted in accordance with such direction unless the Noteholder indicates only a portion of voting rights are to be voted on any item. A Noteholder who is entitled to more than one vote need not use or cast all of the votes to which they are entitled in the same way.



If the Noteholder does not give any direction on a resolution, the appointed proxy may vote as he or she chooses. If the Chairman of the meeting is a Noteholder's proxy and that Noteholder does not specifically direct that proxy how to vote on a resolution, that Noteholder will be taken to have directed the Chairman to vote in favour of the resolutions in this Notice of Meeting and the Chairman will exercise the relevant votes in favour of those resolutions.

A proxy may, but need not be a Noteholder of the Company. A proxy may also be an officer, employee, representative of, or otherwise connected with, the Company.

Noteholders must sign the proxy form as follows:

- Where the holding is in one name, the Noteholder must sign.
- Where the holding is in more than one name, the first-named Noteholder in the register must sign.
- To sign under a power of attorney, the Noteholder must either have already lodged a copy of the power of attorney with the registry or attach a certified copy of the power of attorney to the proxy form when returning it.
- Where the Noteholder is a company and has a sole director who is also the sole company secretary, or the company has a sole director and does not have a company secretary, then the sole director can sign alone. Otherwise the proxy form must be signed by a director jointly with either another director or a company secretary, under its common seal or by a person authorised under section 250D of the Corporations Act to act as the Company's representative at the meeting.

If a representative of a corporation is to attend the meeting, the appropriate certificate of appointment of corporate representative should be produced prior to admission.

The appointment of a proxy must be received at the address (as set out on the proxy form) not later than 48 hours before the commencement of the Noteholder meeting at **10.30am (Perth time) on Friday 28 March 2003**.

Any revocation or amendment of a proxy form will not be valid unless received at the principal office of the Company not less than 24 hours before the commencement of the Noteholder meeting.

The appointment of a proxy remains current and valid for any adjournment of the meeting. Additionally, an appointment and any authority received by the Company at least 48 hours before the resumption of the meeting are effective for the resumed part of the meeting.



A proxy form accompanies this Notice.

By order of the Board

Clare Barrett-Lennard
Company Secretary



Information Memorandum

1 Executive summary for Noteholders

1.1 Overview of Recapitalisation Proposal

As announced at the Company's AGM in November 2002, the Company intends to implement the Recapitalisation Proposal to restructure its existing debt and capital structure. The Recapitalisation Proposal comprises five main components:

(a) The conversion of $250 million of Notes to Shares (called the **Listed Note Conversion**) at $0.15 per Share based on the Note face value of $13.50.

(b) Satisfaction of the accumulated interest to 1 April 2003 by the issue of 3.375 Shares (called the **April Interest Capitalisation**).

(c) The restructure of some of ERG's other existing debt obligations, the establishment of the B&B Loan and the Ingot Loans and the grant of certain options and rights of conversion of that debt to equity (together called the **Debt Restructure**).

(d) A renounceable rights issue of Preference Shares with free attaching Listed Options to raise up to $50 million (called the **Rights Issue**).

(e) The consolidation of every ten Shares into one Share (called the **Share Consolidation**) to be implemented after completion of the Rights Issue.

1.2 Noteholder involvement in Recapitalisation Proposal

(a) The Listed Note Conversion and the April Interest Capitalisation are the initial steps of the Recapitalisation Proposal

As a Noteholder, you are being asked to consider the initial steps in the Recapitalisation Proposal; namely, the conversion of your Notes into Shares and the satisfaction of your entitlement to the interest payable on the Notes on 1 April 2003 by the issue of Shares.

The Listed Note Conversion is subject to a number of other conditions which must be met or, where permitted, waived for the conversion to take place.

The April Interest Capitalisation is subject only to approval by Noteholders on or before 1 April 2003 and execution of the Note Trust Amending Deed before 21 April 2003. If these conditions are satisfied, that interest payment will be satisfied by the issue of Shares. The April Interest Capitalisation is not subject to the Listed Note Conversion proceeding.

(b) There are a number of outcomes possible under the Recapitalisation Proposal if the resolutions are approved by Noteholders

The effect of the Recapitalisation Proposal on the Company is dependent on which aspects of the proposal are implemented. This in part depends on which aspects obtain the required



approvals from Noteholders and Shareholders. Depending on which aspects are implemented, the effect on the Company and its prospects can vary significantly. An explanation of the possible outcomes under the Recapitalisation Proposal is set out in Section 2.

(c) Effect of Noteholder resolutions

Noteholders are being asked to approve four resolutions which if passed will have the following effect for Noteholders:

(i) approval of the April Interest Capitalisation so that persons who are registered as the holders of Notes on the record date for the April interest payment will have the April interest payment satisfied by the issue of Shares;

(ii) approval of the Listed Note Conversion so that, if Shareholders approve the required resolutions, all Notes will be converted to Shares (subject to certain limited exclusions);

(iii) approving that, if the other conditions for the Listed Note Conversion are not satisfied, (eg Shareholders do not pass the required resolutions) and so the Listed Note Conversion is not implemented, the Note Trust Deed will be amended to allow the Company to satisfy future interest payments by the issue of Shares in certain circumstances (**Future Interest Capitalisation**). The Future Interest Capitalisation right will apply only if the Listed Note Conversion is not implemented.

The effect of each resolution is explained below.

Resolution 1 authorises the amendments to the Note Trust Deed and directs the Note Trustee to sign the Note Trust Amending Deed. The Note Trust Amending Deed contains the specific provisions regulating the implementation of the Listed Note Conversion, the April Interest Capitalisation and the Future Interest Capitalisation.

Resolution 2 authorises the implementation of the April Interest Capitalisation. If you support the April Interest Capitalisation you should vote in favour of Resolutions 1 and 2. The April Interest Capitalisation will then be implemented if Resolutions 1 and 2 are passed before 1 April 2003 and the Note Trust Amending Deed is signed before 21 April 2003.

Resolution 3 authorises the implementation of the Listed Note Conversion. If you support the Listed Note Conversion you should vote in favour of Resolutions 1 and 3. The Listed Note Conversion is subject to other conditions and it is possible it will not proceed even if these resolutions are passed at the Noteholder Meeting.

Resolution 4 authorises the implementation of the Future Interest Capitalisation. If you support the Future Interest Capitalisation you should vote in favour of Resolutions 1 and 4. These resolutions will only have effect if the Listed Note Conversion does not proceed.

The Recapitalisation Proposal is considered important to the future success of the Company and the Directors urge you to support it by voting in favour of all resolutions.



1.3 Your vote is important

The Noteholder resolutions must be passed by an "extraordinary resolution" which requires a majority of 66⅔% of the votes cast to support the resolution.

In addition, to be effective, the Noteholder resolutions require holders of 75% of Notes to attend the Noteholder Meeting either in person or by proxy. If this quorum requirement is not present, the April Interest Capitalisation will not be implemented and the Company must pay the April Interest Payment in cash. If the quorum requirements are not met, the Company must adjourn the meeting for at least 14 days. At the adjourned meeting, the quorum requirement is reduced to Noteholders holding 25% of Notes. The Company urges Noteholders to vote (in person or by proxy) at the initial meeting to avoid the costs of convening an additional meeting and to enable the April Interest Capitalisation to be decided by Noteholders.

1.4 Rationale for the Recapitalisation Proposal

ERG has engaged the services of investment bank Babcock & Brown to assist in the process of providing finance to the Group and achieving the best balance sheet structure to support future growth. Following advice from Babcock & Brown and negotiations with the major holders of Notes in ERG, the terms of the Recapitalisation Proposal were determined. The key reasons for the Recapitalisation Proposal are as follows:

(a) ERG's financial position must be strengthened

The current ERG balance sheet is overwhelmed by the $250 million of Notes which have contributed to concerns regarding the financial viability of the Group. This concern has adversely affected the Group's performance in the financial markets and caused liquidity problems for the Group due to the annual interest payable on the Notes. This has occurred during a time in which the support of the banking industry for companies involved in the technology, IT and telecommunications sectors has diminished considerably. It is necessary for ERG to address these concerns and respond to the changes in the sources of funding available to it.

In addition to the effect of the Notes, the current financial standing of ERG has been compounded by operating losses, negative cash flow and accounting write-downs in the 18 months to 31 December 2002. The audit opinion on the 30 June 2002 Financial Statements and the review opinion on the 31 December 2002 half-year Statement of Financial Position while unqualified, each included an emphasis of matter audit opinion regarding the ability of the Group to continue as a going concern. While there continues to be uncertainty in this regard, your Directors are confident that with the implementation of all aspects of the Recapitalisation Proposal and the PWI Sale the financial position of the Company will be significantly improved and, in the absence of other factors, the emphasis of matter audit report should cease to be applied (see Section 4.4 for details of the PWI Sale).

The Board is also actively seeking to improve the cash flow profile of the Group's operations through the disposal of assets, project finance and additional financing facilities and by seeking to resolve outstanding issues which are impacting on operational cash flows. In this regard, as noted at the AGM, the Group has made significant inroads into reducing operational



expenditure over the last year, but this alone has been insufficient to secure a sound financial position and the appropriate platform for growth.

Before interest, borrowing costs and one-off restructuring costs, the operating cash flow of the Group for the half-year to 31 December 2002 was marginally cash flow positive. This is a considerable improvement on the previous half-year. The Group is hopeful that a settlement of the outstanding delay claims for the Rome project and the PWI Sale will result in additional cash being returned to it in the short to medium term.

(b) Performance bonding requirements have created new cash flow and equity demands

The environment in which ERG operates has changed dramatically over recent times. ERG's customers, typically government bodies, require sizeable performance bonds to be put in place by contractors that are supplying infrastructure projects, such as the Group's AFC systems. Whilst this has always been the case, the means by which these bonds are satisfied has undergone dramatic transformation. Additionally, the scale and value of these projects has increased significantly, requiring even larger bonds and capital commitments.

Typically these bonds have been underwritten by large insurance companies, however, given the state of the insurance industry it has become very difficult and expensive to put in place the performance bonds that customers require as security for our major contracts without full cash security. The level of cash and security required is impacted by the strength of the Group's balance sheet. The alternative to an insurance company providing this coverage is for ERG to tie up its own cash reserves in such bonds. This would limit the ability of the Group to take on new projects. In the absence of the Recapitalisation Proposal being implemented in full and the PWI Sale proceeding, the demands on ERG's working capital reserves would more than likely prevent the Group from continuing to bid for large AFC projects. It is difficult to predict how this bond market may evolve over time, or the number of projects ERG may win over the coming years, however, the Recapitalisation Proposal is intended to improve ERG's capacity to meet the bond requirements of the immediate prospects the Group is aware of. The structure of the insurance bonding market is uncertain for the foreseeable future and a weak balance sheet will limit the ability of the Group to raise bank debt sufficient to meet these bonding requirements.

(c) The prospects for ERG technology are abundant, but the Group must improve its financial strength

As typified by the recent signing of the contract for the Sydney Integrated Ticketing System, the award of Washington DC and Seattle contracts, ERG continues to be a leader in smart card technology and the clear global leader in the supply and management of integrated smart card fare collection systems and management for transit applications. ERG has a unique capability to integrate its systems for use by multiple transit operators and to include applications for the smart cards beyond just transit. ERG's technology is proven and operating successfully worldwide. With a significant lead on its competitors, ERG has excellent immediate prospects to secure further AFC projects throughout the world.

However, the current financial status of ERG in the context of the failure of customers to adjust their performance bond requirements to fit with the current market conditions is seen as the major impediment to continued growth.



1.5 Key implications of the April Interest Capitalisation for Noteholders

Set out below is what the Board considers are some of the key implications of the April Interest Capitalisation for Noteholders which should be considered in assessing how to vote on the Resolutions. These are not the only implications and the relevance to particular Noteholders may vary. Noteholders should review the entire Information Memorandum and the Independent Expert's Report in the context of their own circumstances and if necessary, seek appropriate advice.

(a) The April Interest Capitalisation involves the conversion of over $9 million in interest payments due on 1 April 2003 into Shares and is considered an important component of the steps being taken by ERG to preserve its cash reserves to meet its short-term funding and working capital requirements.

(b) Noteholders who are the registered holders of Notes on 17 March 2003 are entitled to receive an interest payment of $0.50625 cents per Note (**April Interest Payment**). That amount is due for payment on 1 April 2003.

(c) If Noteholders pass Resolutions 1 and 2 before 1 April 2003 and the Note Trust Amending Deed is signed before 21 April 2003, the April Interest Payment will be converted to Shares at an issue price of $0.15 per Share. Entitlements to a fraction of a Share will be disregarded.

(d) Ultimately the value received by Noteholders in satisfaction of the April Interest Payment is dependent on the value of Shares at the time of issue. The value of a Share is dependent on a range of external factors such as prevailing market conditions and investor confidence. It is also expected to be affected by the performance of ERG's businesses, its commercial prospects and profitability, the success of the Recapitalisation Proposal, including the extent to which it is approved, and implemented and the completion of the PWI Sale. Historically, the Shares have been highly liquid, with an active trading market on the ASX.

(e) If the issue of Shares under the April Interest Capitalisation will or would reasonably be expected to result in a Noteholder breaching s842 of the UK Tax Act such that it would cease to be classified as an "Investment Trust" under that Act, the Noteholder may apply to have its Notes classified as "Excluded Notes". Applications for the Excluded Note classification must be received by the Company by 11.00am (Sydney time) on the later of 1 April 2003 and the date the Note Trust Amending Deed is signed. Any Noteholder who believes these provisions apply to it should carefully review the information in Sections 5.2(g) and 5.8(j).

(f) ERG has obtained a waiver from ASX to enable related parties of ERG who hold Notes to have their interest entitlements satisfied by the issue of Shares and so be treated equally with all other Noteholders.

(g) The tax implications of the April Interest Capitalisation are described in the Tax Report contained in Annexure 2 of this Information Memorandum.

(h) The impact on ERG of the April Interest Capitalisation is to relieve the Company of the requirement to fund the April Interest Payment of over $9 million by the issue of 62,500,002 Shares. Details of the financial position of ERG as at 31 December 2002 are contained in Section 3.



1.6 Key implications of the Listed Note Conversion for Noteholders

Set out below is what the Board considers are some of the key implications of the Listed Note Conversion for Noteholders which should be considered in assessing how to vote on the Recapitalisation Proposal. These are not the only implications and the relevance to particular Noteholders may vary. Noteholders should review the entire Information Memorandum and the Independent Expert's Report in the context of their own circumstances and if necessary, seek appropriate advice.

(a) If Noteholders do not approve the implementation of the Listed Note Conversion, the key elements of the Recapitalisation Proposal will not proceed. The implications of the Recapitalisation Proposal not proceeding are significant and are disclosed in more detail in Section 2.

(b) Based on the current Share price of $0.135 on 3 March 2003 and prevailing market conditions, the prospect of conversion of the Notes at the current conversion ratio of three Shares for each Note is considered unlikely. Given ERG's current financial position, the ability of ERG to fund the redemption of the Notes in October 2005 would be dependent on its ability to improve its financial strength and performance and access alternative sources of funding, and this can not be guaranteed. The Recapitalisation Proposal seeks to address this potential issue now.

(c) The Listed Note Conversion provides Noteholders with the opportunity to convert the face value of the Notes to equity at a ratio of 90 Shares per Note (excluding accumulated interest) rather than the current ratio of three Shares per Note.

(d) The Notes have traded at a significant discount to their face value for the majority of the time since they were listed. The Listed Note Conversion provides an opportunity to receive Shares for the Notes at a ratio of 90 Shares per Note which represents a significant premium to the market value of the Notes (based on the market price of Shares and Notes at the time of announcement of the Recapitalisation Proposal).

Ultimately the value received on conversion of the Notes to Shares is dependent on the value of Shares at the time of issue. The value of a Share is dependent on a range of external factors such as prevailing market conditions and investor confidence. It is also expected to be affected by the performance of ERG's businesses, its commercial prospects and profitability, the success of the Recapitalisation Proposal, including the extent to which it is approved and implemented, and the completion of the PWI Sale. Historically, the Shares have been highly liquid, with an active trading market on the ASX.

More details in relation to the past Share price performance of Shares are set out in the Independent Expert's Report.

(e) Through the conversion rights of the Notes, Noteholders have an existing right to participate in the equity upside of Shares by converting the Notes. Given the current Share price, participation in the equity upside for Noteholders will effectively apply only once the Share price exceeds $4.50. By converting the Notes into Shares in accordance with the terms of the Listed Note Conversion, Noteholders participate in the equity upside potential of Shares once the Share price exceeds $0.15.



(f) The Notes are subordinated debt obligations of ERG and as such rank ahead of all equity interests of ERG (eg Shares) for repayment in a winding up but after all other debt interests. The Listed Note Conversion will convert Noteholders' interests in ERG to equity interests which will rank equally from the date of issue with all other Shares on issue. Preference Shares issued under the Rights Issue will rank ahead of Shares for payment of dividends and return of capital on a winding up.

(g) The Notes have a fixed interest return of 7.5% per annum payable half-yearly. Upon conversion, there is no entitlement to interest and no fixed entitlement to dividends on Shares. As part of the amendments to the Note Trust Deed, ERG has agreed not to pay a dividend on Shares until all Notes which have been classified as Excluded Notes under the Listed Note Conversion have been converted to Shares. There are circumstances where the conversion of Notes to Shares may be delayed. The delay cannot extend beyond 1 October 2005 (see Section 5.2(g) for more details).

(h) Shares issued under the Listed Note Conversion will be entitled to participate in the Rights Issue. A holders' rights to participate in the Rights Issue can be sold on the ASX (subject to there being a market for such rights) and the proceeds retained by the holder, or the rights may be exercised by subscribing for Preference Shares and Listed Options in accordance with the terms set out in the Prospectus. Holders are urged to consider the information contained in the Prospectus before deciding how to deal with their rights (refer to Section 5.5 below for more details in relation to the Rights Issue).

(i) Noteholders will not receive any interest or Shares in lieu of interest for the period after 1 April 2003 upon the Listed Note Conversion being implemented. It should be noted that the approvals given by Noteholders by passing both resolutions (Resolutions 1 and 3) at the Noteholder Meeting will remain effective until 30 June 2003. It is possible that the Listed Note Conversion would not be implemented until that date at which time Noteholders would receive Shares for conversion of their Notes. If all the conditions to the Listed Note Conversion are not satisfied by 30 June 2003 then the Listed Note Conversion will not proceed.

(j) Perpetual Trustee Company Limited acts as trustee on behalf of Noteholders under the Note Trust Deed. Provided that all Notes have been converted to Shares, the obligations of the Trustee to protect the interests of Noteholders will cease and shortly after that the Note Trust Deed will terminate. Accordingly, Noteholders and their advisers (if any) will be responsible for their own interests and monitoring the performance of their investment.

(k) Immediately after the Listed Note Conversion is implemented, the Ingot Entities will hold approximately 27% of ERG's issued capital, subject to their Notes not being Excluded Notes (refer to Section 5.2(g) for more information regarding Excluded Notes). The Ingot Entities will also have certain rights to increase their holdings in ERG. The Ingot Entities comprise a group of investment funds which invest in technology and infrastructure type investments and are generally passive investors in companies. Details of the Ingot Entities and their intentions in relation to the Company are discussed in more detail in Section 3.4.

(l) Noteholders should consider the taxation implications of the Recapitalisation Proposal outlined in the Ernst & Young Taxation Report contained in Annexure 2 of this Information Memorandum.



(m) If the compulsory conversion under the Listed Note Conversion will result in a Noteholder breaching s842 of the UK Tax Act such that it would cease to be classified as an "Investment Trust" under that Act, the Noteholder may apply to have its Notes classified as "Excluded Notes". Applications for the Excluded Note classification must be received at least four business days before the record date for the Listed Note Conversion. Any Noteholder who believes these provisions apply to it should carefully review the information in Sections 5.2(g) and 5.8(j).

1.7 Key implications of the Future Interest Capitalisation for Noteholders

Set out below is what the Board considers are some of the key implications of the Future Interest Capitalisation for Noteholders which should be considered in assessing how to vote on the Recapitalisation Proposal. These are not the only implications and the relevance to particular Noteholders may vary. Noteholders should review the entire Information Memorandum and the Independent Expert's Report in the context of their own circumstances and if necessary, seek appropriate advice.

(a) The Future Interest Capitalisation authorisations will only apply if Resolutions 1 and 4 are approved and the Listed Note Conversion is not implemented. This could occur, for instance, if Shareholders do not pass the required resolution at the Shareholders Meeting to approve the relevant aspects of the Recapitalisation Proposal.

(b) The Future Interest Capitalisation gives the Company the right to elect to satisfy future interest payments under the Notes by the issue of Shares. The issue price is based on the volume weighted average price of Shares just prior to the relevant interest payment date. The Company may only satisfy the interest payment in this way if all necessary consents and approvals required are obtained before the relevant interest record date (see Section 5.6 for more details).

1.8 Why the Recapitalisation Proposal and the PWI Sale improve ERG's outlook

The Recapitalisation Proposal and the PWI Sale are intended to place ERG in a financial position that enables it to continue to capitalise on the strength of its technology. If all aspects of the Recapitalisation Proposal are implemented and the PWI Sale is completed it will result in a significantly strengthened balance sheet for the Company through both the reduction of liabilities and increase in the cash position of the Group. Should the Recapitalisation Proposal and the PWI Sale proceed in full, the following financial benefits are expected to be realised.

(a) Removal of $250 million of debt from the balance sheet

The $250 million raised by issuing the Notes are due for repayment on 1 October 2005 if not converted before that date. The Notes have an effective conversion price of $4.50 per Share. Based on the current Share price, the current financial position of ERG and prevailing market conditions it is not expected that the Notes would be converted by 1 October 2005.

The Recapitalisation Proposal will enable ERG to convert the Notes into Shares and therefore reduce ERG's debt by $250 million.



(b) Extinguish $18.75 million annual interest expense burden

The Notes carry an interest rate of 7.50% per annum. Based on the $250 million face value of the Notes, ERG's annual Note interest expense is $18.75 million per annum. The conversion of the Notes will eliminate this operating cash out flow and improve profitability going forward. The elimination of this interest charge will allow additional free cash flow to be directed to the core operations of the business.

(c) Raising up to $50 million under the Rights Issue

ERG proposes to raise up to $50 million via a Rights Issue of Preference Shares. Paterson Ord Minnett has been mandated to assist with underwriting of the Rights Issue.

Subject to the Recapitalisation Proposal obtaining all necessary approvals, certain Ingot Entities and Babcock & Brown have committed to underwrite the Rights Issue to a level of approximately $23 million. Australian Ethical has indicated it is willing to commit to take up at least $2.5 million of its entitlement to Preference Shares under the Rights Issue and may also underwrite a portion of the Rights Issue. Should the underwriting of either the Ingot Entities or Babcock & Brown be called upon, it will take the form of an offset against amounts already owing to these entities. This is discussed further in Section 5.5(e).

(d) Extension of $25 million Ingot Loan term to five years

Under the Recapitalisation Proposal, ERG has established a secured loan of approximately $25 million with the Ingot Entities. Should the Recapitalisation Proposal be approved by Shareholders and proceed, this loan facility will be extended for a period of five years. Its current repayment date is in June 2003. Subject to obtaining necessary Shareholder approvals, the loan can be converted into Preference Shares or Shares by the lenders at an issue price of $0.15 per security. Annual interest charges of approximately $2.5 million would be incurred on the Ingot Loans which, subject to certain conditions being met, can be satisfied by ERG through the issue of Shares.

(e) Net cash inflow of around $60 million from the PWI Sale and reduction in operating losses

ERG is at an advanced stage of negotiations to dispose of its wholly owned entity, PWI, for approximately €60 million (A$109 million). This transaction is expected to provide net cash proceeds of approximately $60 million to the Group after repayment of inter-company loans, and repayment of third party debt. The transaction is expected to be completed by the end of March 2003. The PWI Sale is outlined in detail in Section 4.4.

These matters, if implemented in full, will significantly improve the financial strength and stability of the Group by:

- a net reduction of existing liabilities by approximately $262 million; and
- an improvement in available cash by approximately $95 million.

These improvements can be illustrated by showing the impact the transactions would have had on ERG if they had been implemented as at 31 December 2002. Set out below is information extracted from the pro forma statements of financial position of ERG as at 31 December 2002



which is set out in full in Section 3.2(b). It is important to note that the pro forma is not intended to represent what the financial position of ERG will be if the Recapitalisation Proposal is implemented in full. It is provided as an illustration of the effect of the Recapitalisation Proposal only. Information has also been included to indicate the general impact of the PWI Sale.

	Position as at 31 December 2002 Reviewed	After Recapitalisation Proposal	After Recapitalisation Proposal & PWI Sale
Net Assets	$29 million	$311 million	$311 million
Interest -Bearing Liabilities	$329 million	$97 million	$87 million
Cash	$18 million	$50 million	$113 million
Net Tangible Assets	($147 million)	$135 million	$212 million
Interest-Bearing Debt to Equity	1,134%	31%	28%

The information in the table should be read in conjunction with the notes and assumptions to the pro forma statement of financial position contained in Section 3.2(b).

The Recapitalisation Proposal is important to ERG's capacity to meet, defer or refinance a number of significant short-term liabilities such as its debt repayment and interest obligations and the operational cash flow demands of the business. The Group does not presently have the reserves available to meet, defer or refinance all of these commitments and so is dependent on obtaining appropriate sources of financing within the required timeframe.

The Recapitalisation Proposal is also expected to improve the longer-term financial position by removing the likely requirement to redeem $250 million of Notes in October 2005. In the absence of alternative funding being obtained, either through asset realisation, additional borrowings or new equity, or through some other proposal to deal with the Note repayment obligations, ERG could not guarantee that it will have adequate funds to repay the Notes in October 2005 if required to do so.

1.9 Director recommendations

(a) Recommendation

After considering all relevant factors, each of the Directors of the Company supports the Recapitalisation Proposal and the aspects of it that relate to Noteholders and recommend that Noteholders vote in favour of all resolutions at the Noteholder Meeting.

(b) Director and associate voting intentions

Each Director of the Company (by whom or on whose behalf the Company's Shares or Notes are held), to the extent they are entitled to vote, intends to vote in favour of the Recapitalisation Proposal. Details of Shares and Notes held in the Company by or on behalf of Directors of the Company are set out in Section 6.4.



1.10 Independent Expert's Report

The Board has engaged EYCF to provide a report to Noteholders indicating whether it considers the relevant aspects of the Recapitalisation Proposal to be in the best interest of Noteholders. EYCF has concluded that each of the Listed Note Conversion, April Interest Capitalisation, and Future Interest Capitalisation are in the best interests of Noteholders.

1.11 Noteholder Support

The holders of approximately 46.5% of the Notes have indicated that they support the Recapitalisation Proposal and will vote in favour of all resolutions at the Noteholders Meeting. These Noteholders include the Ingot Entities and Australian Ethical.

1.12 Treatment of Ineligible Foreign Noteholders

Due to the laws applicable in certain jurisdictions outside Australia, certain Noteholders resident outside Australia (**Ineligible Foreign Noteholders**) will not be given the right to receive Shares under the April Interest Capitalisation, the Listed Note Conversion and the Future Interest Capitalisation. The Shares to which Ineligible Foreign Noteholders are entitled will be issued to a nominee and sold on their behalf by a broker under the sale facility. Details of who will be classified as Ineligible Foreign Noteholders and of the sale facility are described in Section 5.8.



2 Possible outcomes for Noteholders

2.1 There are a range of possible outcomes for Noteholders

There are a range of outcomes for Noteholders which can arise under the Recapitalisation Proposal depending on:

(a) **Approvals**: whether the April Interest Capitalisation, Listed Note Conversion and Future Interest Capitalisation are approved by Noteholders and, in the case of the Listed Note Conversion, by Shareholders (and the other approvals or conditions to the relevant components of the Recapitalisation Proposal being satisfied or where permitted waived). (An overview of the impact of the Noteholder and Shareholder approval requirements on various components of the Recapitalisation Proposal are set out in Section 2.3 below.)

(b) **ERG prospects:** the prospects, performance and financial position of ERG, as this has an impact on the value of Shares (which Noteholders will receive under the Recapitalisation Proposal) and on the potential for ERG to continue as a going concern and be in a position to redeem the Notes in 2005 if not converted under the Listed Note Conversion. The prospects, performance and financial position of ERG in the short term are largely dependent on:

(i) The operational performance and profitability of ERG. (An update on ERG and its performance is set out in Section 4.)

(ii) Which aspects of the Recapitalisation Proposal are implemented. Certain of the components of the Recapitalisation Proposal are dependent on Shareholder approval and satisfaction of other conditions. Not all aspects of the Recapitalisation Proposal are interdependent. Whether or not the other aspects are implemented may have a material impact on the financial position of ERG and its ability to prosper. (An overview of the key components of the Recapitalisation Proposal which are not dependent on the Listed Note Conversion are described in Section 2.4 below and an analysis of the effect of certain scenarios on ERG is set out in Section 2.5 below.)

(iii) Whether the PWI Sale proceeds and is completed and on what terms. The PWI Sale is expected to provide net cash proceeds of approximately $60 million which will be important to the financial position of ERG in the short term. The PWI Sale is outlined in detail in Section 4.4. (The impact of the PWI Sale is included in the analysis of the effect of certain scenarios on ERG set out in Section 2.5 below.)

2.2 Key implications of possible outcomes for Noteholders

There is a range of possible outcomes which, although in some cases considered unlikely, may arise depending on how certain matters which are outside the control of ERG eventuate. It is not possible to describe all possible scenarios or the implications of them. If in any doubt, Noteholders should seek their own advice in relation to the implications of other potential scenarios. However, the Board considers that certain general comments are important for Noteholders to understand and these are set out below.



(a) The April Interest Capitalisation will proceed if approved by Noteholders

The April Interest Capitalisation is not dependent on any other aspect of the Recapitalisation Proposal. Provided Noteholders approve Resolutions 1 and 2 on or before 31 March 2003 and the Note Trust Amending Deed is executed before 21 April 2003, the April Interest Capitalisation will proceed.

Even if Noteholders approve Resolutions 1 and 2, if the conditions for implementation of the April Interest Capitalisation are not satisfied by the relevant dates, the April Interest Capitalisation will not proceed. For example, it is possible the Note Trust Amending Deed will not be executed by 21 April 2003 if there was a legal impediment to do so (eg an injunction). In these circumstances ERG will pay the April Interest Payment in cash together with interest for late payment.

(b) Approving the Listed Note Conversion allows the rest of the Recapitalisation Proposal to proceed

The Listed Note Conversion is integral to the other aspects of the Recapitalisation Proposal other than the April Interest Capitalisation. If it does not proceed, then many of the other components of the Recapitalisation Proposal will not proceed and the expected benefits of the Recapitalisation Proposal may not be realised.

(c) If all aspects of the Recapitalisation Proposal are implemented in full and the PWI Sale occurs, the Directors' view is that the emphasis of matter on going concern should be removed

Your Directors are confident that with the implementation of all aspects of the Recapitalisation Proposal and the PWI Sale, the financial position of the Company will be significantly improved and, in the absence of other adverse factors or events, the emphasis of matter regarding going concern in the 30 June 2002 audit opinion and in the 31 December 2002 half-year review opinion should cease to apply. The funds from these transactions are also expected to meet the Group's short to medium term cash funding requirements.

(d) A failure to approve the Noteholder Resolutions will result in financial hardship for ERG

Should the Listed Note Conversion and April Interest Capitalisation not proceed, the benefits referred to in Section 1.8 above will not be received and ERG will be required to meet a number of significant liabilities in the short-term. These include, in addition to the operational cash flow demands of the business, the Note interest payment of over $9 million due on 1 April 2003, the Ingot Loan repayment of $25 million due on 30 June 2003 and the $10 million B&B Loan repayment due on 31 May 2003. The Group does not presently have the reserves available to meet all of these commitments and in the short-term would be dependent on the Group's success in raising funds through disposal of assets, project and other finance facilities and resolving outstanding issues which are impacting on operational cash flows. ERG may also seek to negotiate extensions of its current short-term debt repayment requirements in these circumstances. There is no guarantee that the Company will be successful with these matters in the short term or at all.



In these circumstances, the continuing viability of the Group and its ability to continue as a going concern and to meet its debts and commitments as and when they fall due would be dependent upon the ability of the Group to secure additional finance facilities in the short term.

Even if the short-term funding issues were resolved, the longer-term financial position would still be adversely affected by a failure to approve the Listed Note Conversion, with ERG's working capital requirements and the likely requirement to redeem Notes in 2005 being dependent upon alternative funding being obtained, either through asset realisation, additional borrowings or new equity, or alternative arrangements being made with Noteholders.

(e) A failure to approve the Listed Note Conversion will limit ERG's ability to expand the business

Should the Listed Note Conversion not proceed, the Recapitalisation Proposal will also not proceed and it is likely that ERG, in its own right, will have limited capacity to bid for new AFC contracts as cash collateralisation is now typically required to meet the customer's performance bond requirements. The Recapitalisation Proposal is an important process required to position the Group to allow it to meet the performance bond requirements of its customers, and indeed meet certain minimum financial parameters required to pre-qualify to bid for projects. The ERG business strategy assumes it will continue to win new contracts, many of which generate recurring revenue for the Group from the outsourced operation of the systems once installed. Should the Group be in a position where it can no longer bid for new contracts, its ability to return to profitable trading and finance its operations would be in question.

(f) Based on the current financial position of ERG, the ability to redeem the Notes in October 2005 cannot be guaranteed

While there is a prospect that the Company could overcome its current financial difficulties and be in a position to redeem the Notes for their full face value in October 2005, in the absence of an acceptable alternative proposal, the prospects of being able to redeem the Notes is considered low and dependent on a range of factors outside ERG's control.

(g) The Listed Note Conversion has substantial stakeholder support and is considered in the best interests of Noteholders

The Listed Note Conversion and the Recapitalisation Proposal have the unanimous support of the Board and the support from major Noteholders holding approximately 46.5% of the Notes on issue. EYCF concludes in its Independent Expert's Report that the Listed Note Conversion is in the best interests of Noteholders. The Board has assessed a range of restructuring opportunities and considers the Recapitalisation Proposal as the most likely proposal to obtain support from Noteholders and Shareholders and achieve an acceptable outcome for the Company as a whole.



2.3 Dependence of outcomes on Noteholder and Shareholder approvals

Set out below is a table showing the implications of approvals for the Listed Note Conversion on the other aspects of the Recapitalisation Proposal. Full details of each of the Recapitalisation Proposal components are set out in Section 5, including details of the conditions and level of interdependence between the various components.

Recapitalisation Proposal Components	Noteholder & Shareholder approval to LNC	Noteholder approval & no Shareholder approval to LNC	No Noteholder or no Shareholder approval to LNC
April Interest Capitalisation (AIC)	will proceed if AIC approved	will proceed if AIC approved	will proceed if AIC approved
Listed Note Conversion (LNC)	will proceed	will not proceed	will not proceed
Future Interest Capitalisation (FIC)	will not proceed	will proceed if FIC approved	will proceed if FIC approved
Debt Restructure	will proceed	will not proceed	will not proceed*
Rights Issue – up to $50 million new cash	will proceed, but no guarantee of amount raised	will not proceed	will not proceed
Rights Issue underwriting – $23 million setoff, no new cash	will proceed if less than $23m raised from Shareholders and POM	will not proceed	will not proceed
Share consolidation	will proceed if approved by Shareholders	will proceed if approved by Shareholders	will proceed if approved by Shareholders
PWI Sale	expected to proceed	expected to proceed	expected to proceed

Note: Certain of the Shareholder approvals are interconditional. The reference to obtaining Shareholder approvals assumes all interconditional resolutions are approved and the other conditions to the implementation of the relevant aspects are satisfied or, where permitted waived.

*Ingot Loans and B&B Loan have already been advanced and certain securities may be required to be issued, whether the Recapitalisation Proposal proceeds or not.

2.4 Overview of other factors affecting outcomes for Noteholders

The table in Section 2.3 indicates the events and actions in addition to the Listed Note Conversion which are expected to materially affect the financial performance and position of ERG in the short to medium term. A brief explanation of each of these issues is set out below:

(a) Rights Issue and underwriting

The Rights Issue is underwritten by SUITS to the extent of $20 million and by Babcock & Brown to the extent of $3 million. If called on to contribute to any shortfall of the Rights Issue, SUITS will offset the underwriting commitment against amounts owed by ERG to SUITS under the



Ingot Loans and Babcock & Brown will offset the underwriting commitment against fees payable by the Company to Babcock & Brown.

ERG has also mandated POM to underwrite the Rights Issue. The underwriting arrangements with POM are not expected to be finalised until after completion of the Listed Note Conversion. There is no guarantee that suitable arrangements will be agreed with POM for the underwriting of the Rights Issue.

The Directors of ERG also have a discretion not to proceed with the Rights Issue or to proceed on different terms. For example, should the Company secure cash resources from the settlement of outstanding variation claims and/or asset sales, ERG may decide it is not in Shareholders' interests to proceed with the Rights Issue on the terms proposed or at all. In these circumstances, ERG will issue a disclosure notice under ASIC Class Order 02/1180 to ensure the Shares issued under the Recapitalisation Proposal can be freely traded without the need for a disclosure document under s707 of the Corporations Act.

It is possible therefore that the Rights Issue will not proceed (and no monies will be raised) or raises the minimum underwritten amount of $23 million, with $20 million representing an offset against existing Ingot Loans and $3 million representing an offset against amounts payable to Babcock & Brown (and so no new cash will be received by the Company). The Ingot Entities underwriting commitment is also subject to the s842 Carve Out (see Section 5.8(j) for details).

The funding from the Rights Issue together with the proceeds from the PWI Sale are important elements of the funding required to meet ERG's short term working capital requirements for new and existing projects and satisfying the Company's debt repayment obligations. If the B&B Loan is not repaid from the proceeds of the PWI Sale, the loan will be repaid from the Rights Issue proceeds.

If the Rights Issue is unsuccessful, the Company will need to obtain funding from alternative sources or adjust its operational requirements. There is no guarantee that such alternative funding will be obtained within the required timeframe or at all.

Further details of the Rights Issue and the underwriting are set out in Section 5.5.

(b) Consolidation

The Share Consolidation involves the consolidation of every ten Shares into one Share. If approved by Shareholders, it is expected to be implemented after completion of the Rights Issue. The Share Consolidation is independent of the proposed Listed Note Conversion and so if the Share Consolidation is not approved, the Shares on issue will not be consolidated. Following completion of the Listed Note Conversion, the number of Shares on issue will be approximately 2.7 billion on an undiluted basis.

Further details of the Consolidation are set out in Section 5.7.

(c) PWI Sale

As mentioned in Section 1.8(v) above, ERG is in an advanced stage of negotiations to dispose of its wholly owned entity PWI. The transaction is expected to provide net cash proceeds of



approximately $60 million to the Group after repayment of inter-company loans and repayment of third party debt. The transaction is anticipated to be completed by the end of March 2003.

The proceeds from the PWI Sale together with the funding from the Rights Issue are important elements of meeting ERG's short-term working capital requirements for new and existing projects and satisfying the Company's debt repayment obligations. The B&B Loan is to be repaid from the proceeds of the PWI Sale if the sale occurs prior to the completion of the Rights Issue.

Further details of the PWI Sale are set out in Section 4.4.

(d) Other factors

There are a range of other factors and opportunities available to ERG which have the capacity to impact on the potential outcomes for Noteholders and ERG's financial position. The more material and prospective of these are set out below. The Company continues to review and assess other actions and opportunities to improve its financial position.

Rome Project

ERG's contract in Rome included the provision of an integrated smart card fare collection system for Rome and the surrounding Lazio region. The ERG system has been operative in Rome since April 2001, however, the rollout of the system into the surrounding Lazio region has been delayed due to a change in the ruling political party. The delay has resulted in additional costs and no revenue flowing to ERG. The lower than forecast transit system fare turnover and the lower than expected takeup of smart cards has also affected ERG's return on the project which is based on a percentage of fare turnover with the equipment continuing to be owned by ERG. ERG has notified its customer of a substantial claim for damages in relation to these matters. ERG is actively negotiating a settlement with the customer at the present time and would expect an outcome in the short to medium term.

Other funding opportunities

ERG is seeking to progress a number of other opportunities to increase the cash resources of the Company. For instance:

(i) Babcock & Brown has been mandated to raise project finance for the Sydney Integrated Ticketing Project. Conditional offers, which are subject to due diligence and bank credit committee approval, are currently being considered. ERG considers that project finance should be available for this project before the end of the 2002/2003 financial year.

(ii) ERG is in discussion with another bank to obtain a $30 million revolving facility for three years to assist with its working capital requirements. The offer will be subject to satisfactory due diligence enquiries by the bank concerned, the sale of PWI progressing and bank credit committee approval. ERG is currently seeking to advance this proposal.

(iii) Following the changes in the insurance industry and the impact it has had on the availability of bonds, ERG is negotiating with third party bond providers to obtain project guarantees to support performance bonds for specified overseas infrastructure projects



(such as Washington DC and Seattle). It is expected that this support will be subject to the Recapitalisation Proposal and the PWI Sale proceeding.

(iv) ERG has an existing facility with Babcock & Brown. Further drawdowns under that facility are at the absolute discretion of Babcock & Brown and subject to its credit committee approval.

In the absence of the PWI Sale and the Recapitalisation Proposal proceeding, the Company will seek to advance such of these opportunities as are able to proceed in these circumstances. Other matters such as further asset sales or seeking forbearance or further funding from existing lenders to the Company have some potential to be successful, but the Board is unable to predict the attitude or actions taken by third parties in these circumstances and so cannot guarantee they would be successful in the short term or at all.

Excluded Notes and Excluded Loan

The Listed Note Conversion terms allow Noteholders based in the United Kingdom who will or who reasonably expect to be adversely affected by certain provisions in the UK Tax Act to delay the conversion of their Notes until no later than 1 October 2005. It is possible that certain of the Ingot Entities may be entitled to rely on this carve out. The Notes held by a person relying on the carve out will effectively have the key rights of the Notes removed and will be entitled to convert the Notes up to 1 October 2005 at the same conversion ratio as the Listed Note Conversion.

SUITS (one of the Ingot Entities) is also permitted to rely on a similar carve out in relation to the set off against the SUITS Loan to satisfy its underwriting obligations in the event of a shortfall under the Rights Issue.

An explanation of the Excluded Notes and Excluded Loan is contained in Sections 5.2(g) and 6.5(a) respectively below.

If a party relies on the Excluded Note carve out, the number of Shares issued under the Listed Note Conversion may be reduced, possibly significantly, until such time as the holder is entitled to and does convert its Notes.

2.5 Implications in certain scenarios

The explanation of the implications of the Recapitalisation Proposal in Sections 1 to 3 of this Information Memorandum has been presented largely on the basis that all aspects of the Recapitalisation Proposal are implemented in full and that PWI is sold. That is, the Rights Issue is fully subscribed and raises not less than $50 million and PWI is sold on terms materially no less favourable to ERG than those described in Section 4.4. These matters are considered to be important to improving the financial status of the Group in the short and medium term and providing a platform for growth.

As indicated above, there are a range of other possible outcomes. It is not possible to describe the implications for ERG of all possible outcomes of the Recapitalisation Proposal. To assist Noteholders to assess the implications of the Recapitalisation Proposal, set out below are some general comments on certain scenarios.



(a) Scenario 1: Full implementation of Recapitalisation Proposal

This scenario assumes: Noteholders and Shareholders approve all resolutions, the Recapitalisation Proposal is implemented in full, the Rights Issue raises $50 million of new cash, no shortfall taken up under the SUITS or Babcock & Brown Underwriting Agreements, the PWI Sale is completed on the terms disclosed and the Share Consolidation is implemented.

The key implications are:

- The benefits of the Recapitalisation Proposal are achieved (see Section 1.8 for details).
- ERG's financial position is significantly strengthened and has adequate financial resources to meet its short and medium term working capital requirements and debt repayment obligations.
- Noteholders receive Shares for their Notes and for their entitlement to the April Interest Payment. Following the Listed Note Conversion, Noteholders will hold approximately 65% of ERG and the Ingot Entities will become ERG's major Shareholder.
- The Board of ERG is restructured as set out in Section 3.5.
- ERG will have a sound platform for future growth.

(b) Scenario 2: Implementation of Listed Note Conversion and April Interest Capitalisation and no other component of the Recapitalisation Proposal or PWI Sale

This scenario assumes: Noteholders approve all resolutions, Shareholders approve only those resolutions required to implement the Listed Note Conversion, the Rights Issue raises no new cash, $23 million of shortfall taken up under the SUITS and Babcock & Brown Underwriting Agreements as a set off against monies owed by ERG to those parties, PWI Sale is not completed and the Share Consolidation is not implemented.

The key implications are:

- The benefits of the Recapitalisation Proposal will be partially achieved as the Notes are converted to Shares relieving ERG from the requirement to fund up to $250 million for redemption on 1 October 2005 and pay annual interest charges of over $18 million on the Notes.
- ERG's financial position is strengthened but it does not have adequate existing reserves available to meet all of its short term commitments and so is dependent on the Group's success in raising significant amounts of funds through disposal of assets, project and other finance facilities and resolving outstanding issues which are impacting on operational cash flows (see Section 2.4(d) above for examples). ERG may also seek to negotiate extensions of its current short-term debt repayment requirements in these circumstances. There is no guarantee that the Company will be successful with these matters in the short term or at all. In the longer term, ERG would also be required to raise additional funds to fund working capital and debt repayment obligations.



- Noteholders receive Shares for their Notes and for their entitlement to the April Interest Payment. Following the Listed Note Conversion, Noteholders will hold approximately 65% of ERG and the Ingot Entities will become ERG's major Shareholder subject to their Notes not being classified as Excluded Notes.
- The Board structure of ERG is restructured as set out in Section 3.5.
- ERG's ability to expand the business will be dependent on further access to funding and so may be limited.

If the April Interest Capitalisation did not proceed, but the other assumptions for Scenario 2 applied, the key implications are:

- The Company would be required to fund the April Interest Payment of over $9 million. This would exacerbate the short term funding difficulties experienced by the Company.
- The number of Shares issued would be reduced by the number which would otherwise have been issued for the April Interest Capitalisation.
- The key implications mentioned above for Scenario 2 would apply (as modified by the points above).

(c) Scenario 3: No component of the Recapitalisation Proposal is implemented but PWI Sale proceeds

This scenario assumes: Noteholders and Shareholders do not approve the relevant resolutions, the Listed Note Conversion, April Interest Capitalisation and Future Interest Capitalisation are not implemented, the Rights Issue does not proceed but the PWI Sale is completed.

The key implications are:

- The benefits of the Recapitalisation Proposal are not achieved and the Notes are not converted to Shares. ERG is required to repay the SUITS Loan by 30 June 2003, the B&B Loan remains payable, the April Interest Payment is due on 1 April 2003 and ERG will be required to fund up to $250 million for redemption of the Notes on 1 October 2005 and pay annual interest charges of over $18 million on the Notes.
- ERG's financial position is strengthened by the PWI Sale but, in the absence of success of the other opportunities, it is unlikely to have adequate existing reserves available to meet all of its short-term commitments. Accordingly, ERG is dependent on the Group's success in raising funds through the disposal of assets, project and other finance facilities and resolving outstanding issues which are impacting on operational cash flows (see Section 2.4(d) above for examples). ERG may also seek to negotiate extensions of its current short-term debt repayment requirements in these circumstances. There is no guarantee that the Company will be successful with these matters in the short term or at all. In the longer term, ERG would be required to raise material amounts of additional funds to meet working capital and debt repayment obligations.



- ERG's ability to expand the business will be dependent on further access to funding and so may be limited.

(d) Scenario 4: No component of the Recapitalisation Proposal is implemented and the PWI Sale does not proceed

This scenario assumes: Noteholders and Shareholders do not approve the relevant resolutions, the Listed Note Conversion, April Interest Capitalisation and Future Interest Capitalisation are not implemented, the Rights Issue does not proceed and the PWI Sale is not completed.

The key implications are:

- The benefits of the Recapitalisation Proposal are not achieved and the Notes are not converted to Shares. ERG is required to repay the SUITS Loan by 30 June 2003, the B&B Loan remains payable, the April Interest Payment is due on 1 April 2003, ERG will be required to fund up to $250 million for redemption of the Notes in October 2005 and pay annual interest charges of over $18 million on the Notes and PWI is expected to continue to operate at a loss in the short term.

- ERG's ability to continue as a going concern is dependent on the success of other opportunities to raise significant amounts of funds in the short term. In the absence of such funding, it is unlikely to have adequate existing reserves available to meet all of its short-term commitments. Accordingly, ERG is dependent on its success in raising funds through the disposal of assets, project and other finance facilities and resolving outstanding issues which are impacting on operational cash flows (see Section 2.4(d) above for examples). ERG may also seek to negotiate extensions of its current short-term debt repayment requirements in these circumstances. There is no guarantee that the Company will be successful with these matters in the short term or at all. In the longer term, ERG would be required to raise additional funds to meet working capital and debt repayment obligations.

- ERG's ability to expand the business will be dependent on further access to funding and so may be limited.



3 Impact of the Recapitalisation Proposal on ERG

3.1 Basis for information in this section

To assist Noteholders to assess the effect of the Recapitalisation Proposal on ERG, information on the effect of the proposal is included in this section. As explained above, there are a range of potential outcomes under the Recapitalisation Proposal. Unless otherwise indicated, the information in this section assumes:

(a) the Listed Note Conversion and the April Interest Capitalisation obtain the requisite approvals and are implemented;

(b) the PWI Sale is completed on terms materially no less favourable to ERG than those described in Section 4.4; and

(c) the Rights Issue raises $50 million and does not require a shortfall to be satisfied by the set off of amounts owed to SUITS and Babcock & Brown under their underwriting agreements (see Section 5.5(e) for details).

3.2 The financial position of ERG will be strengthened

(a) Effect on financial position

For the six months ended 31 December 2002, the Group expects to record a loss of $124.9 million and incurred negative operating cash flows of $10 million after interest and one-off restructure costs. Due to the operating loss and negative operating cashflows, there continues to be significant uncertainty as to whether ERG will continue as a going concern. The Directors believe that the Recapitalisation Proposal and the PWI Sale will be implemented and the Company will be successful in exploiting and commercialising its smart card and fare collection solutions and so the Company should be able to realise its assets and settle its liabilities and commitments in the normal course of business and at the amounts stated in the 31 December 2002 financial statements.

The Recapitalisation Proposal, if implemented in full, and the PWI Sale are expected to significantly improve the financial strength and stability of the Group by:

- enabling a significant net reduction of existing liabilities;
- providing significant additional cash resources from the completion of the Recapitalisation Proposal and proceeds from the PWI Sale;
- improving ERG's capacity to meet, defer or refinance a number of significant short-term liabilities such as its debt repayment and interest obligations and the operational cash flow demands of the business; and
- improving the longer term financial position by removing the likely requirement to redeem $250 million of Notes on 1 October 2005.



These improvements are illustrated by showing the impact the transaction would have had on ERG if it had been implemented as at 31 December 2002. The table is provided as an illustration of the effect of the Recapitalisation Proposal would have had if it had been implemented on 31 December 2002 and should be read in conjunction with the notes and assumptions to the pro forma Statement of Financial Position contained in paragraph (b) below. For comparison purposes, the effect of the PWI Sale is shown separately (on the basis that it was implemented at 31 December 2002).

	Position as at 31 December 2002 Reviewed	After Recapitalisation Proposal	After Recapitalisation Proposal & PWI Sale
Net Assets	$29 million	$311 million	$311 million
Interest-Bearing Liabilities	$329 million	$97 million	$87 million
Cash	$18 million	$50 million	$113 million
Net Tangible Assets	($147 million)	$135 million	$212 million
Interest-Bearing Debt to Equity	1,134%	31%	28%

(b) Pro forma Statement of Financial Position based on 31 December 2002 Financial Statements

To illustrate the impact of the Recapitalisation Proposal on the financial position of ERG, set out below are pro forma Statements of Financial Position showing the financial position of ERG as a consolidated entity should the Recapitalisation Proposal be implemented in full on the basis that events and actions which are to take place after 31 December 2002 had taken place as at 31 December 2002.

It is important to note that the pro forma is not intended to represent the financial position of ERG if the Recapitalisation Proposal is implemented in full and does not include the impact of the PWI Sale on ERG's financial position. It is provided as an illustration of the effect of the Recapitalisation Proposal only. The actual impact on ERG is dependent on a range of factors, many of which are outside the control of ERG. Noteholders should also consider the impact of other potential outcomes as disclosed in Section 2.5 when assessing the potential impact of the proposals on ERG.



Pro Forma Statements of Financial Position as at 31 December 2002 (for illustrative purposes only)

	Notes	Consolidated 31/12/02 (Reviewed) $000	Recap Adjustments $000	Pro Forma (Unaudited) $000
Current Assets				
Cash assets	1	17,951	31,828	49,779
Receivables		102,765		102,765
Inventories		37,982		37,982
Other financial assets		0		0
Other		14,526		14,526
Total current assets		173,224		205,052
Non-Current Assets				
Receivables	2	69,394	10,000	79,394
Inventories		7,824		7,824
Investments accounted for using the equity method		3,432		3,432
Other financial assets		5,443		5,443
Property, plant and equipment		80,865		80,865
Deferred tax assets		0		0
Intangible assets		176,198		176,198
Other		19,668		19,668
Total non-current assets		362,824		372,824
Total assets		536,048		577,876
Current Liabilities				
Payables	3	85,424	(7,687)	77,737
Interest-bearing liabilities	4	47,340	(4,172)	43,168
Current tax liabilities		757		757
Provisions		12,859		12,859
Other		20,846		20,846
Total current liabilities		167,226		155,367
Non-Current Liabilities				
Payables		29		29
Interest-bearing liabilities	5	281,916	(227,732)	54,184
Deferred tax liabilities		0		0
Provisions		384		384
Other		57,082		57,082
Total non-current liabilities		339,411		111,679
Total liabilities		506,637		267,046
Net assets		29,411		310,830



Equity				
Parent entity interest				
Contributed equity	6	363,460	283,106	646,566
Reserves		(127)		(127)
Accumulated losses	7	(348,264)	(1,687)	(349,951)
Total parent entity interest		15,069		296,488
Outside equity interests in controlled entities		14,342		14,342
Total equity		29,411		310,830

The above statements of financial position should be read in conjunction with the accompanying notes.

Notes to the Pro Forma Statement of Financial Position

Basis of Preparation of Pro Forma

As disclosed in Note 1 (a) in the Notes to the ERG Group Financial Statements for ERG Limited and consolidated entities for the year ended 30 June 2002, the financial report was prepared on a going concern basis.

The consolidated entity has recorded a loss of $124.9 million for the six months ended 31 December 2002 which includes a charge for the provision of a deferred liability on the PWI acquisition of $8.9 million and a recoverable amount write down of goodwill in relation to PWI of $52.4 million (due to the impending disposal of PWI). The consolidated entity incurred negative operating cash flows of $10 million during the same period after interest and restructure costs and a positive operating cash flow of $3 million before interest, borrowing costs and one-off restructure costs.

The continuing viability of the consolidated entity and its ability to continue as a going concern and to meet its debts and commitments as and when they fall due is dependent upon the ability of the consolidated entity to secure additional equity, finance and banking facilities and to successfully exploit and commercialise its smart card and electronic ticketing solutions which involves risks and uncertainties, some of which are outside the control of the consolidated entity. These risks and uncertainties include economic conditions in the markets in which the consolidated entity operates, consumer acceptance of smart card and electronic ticketing solutions, the timing and results of tender decisions, the ability of the consolidated entity to return to profitable trading and finance its operations, particularly in the short term.

Due to the operating loss and operating cash flows in the six months ended 31 December 2002, there continues to be significant uncertainty as to whether the consolidated entity will continue as a going concern and, therefore whether it will realise its assets and settle its liabilities and commitments in the normal course of business and at the amounts stated in the pro forma Statement of Financial Position as at 31 December 2002.

Notwithstanding this, the Directors believe that the consolidated entity will succeed in securing further shareholder equity, debt restructure and banking and finance facilities as noted below and be



successful in exploiting and commercialising its smart card and electronic ticketing solutions and, accordingly, have prepared the pro forma Statement of Financial Position as at 31 December 2002 on a going concern basis.

The Directors have proposed a capital restructure and a funding proposal of the Group which includes the following:

- The conversion of the Notes and accumulated interest into Shares.
- A Rights Issue of Preference Shares to raise up to $50 million.
- ERG has arranged and drawn on a secured loan of approximately $25 million with the Ingot Entities. This in addition to the loan agreement for a $30 million standby facility with Babcock & Brown that was signed in September 2002.
- ERG is in an advanced stage of negotiations to dispose of its wholly owned controlled entity, PWI, for a total consideration of approximately €60 million (A$109 million) at settlement. (The sale consideration includes an earn-out fee receivable from the purchaser, which is based on certain milestones being achieved that will be consideration receivable depending on the number of cards sold by ERG. This amount has not been booked as part of the half-year result for the period ended 31 December 2002.) The PWI Sale will provide net cash proceeds of approximately $60 million to the Group after repayment of inter-company loans, acquiring a licence of Proton technology at settlement and excluding the earn-out receivable. By acquiring this licence, ERG will retain the worldwide licence rights to the Proton Technology for a period of 20 years and obtain exclusive access to nominated customers for five years.
- ERG is in discussions with a bank to obtain a $30 million revolving facility for three years to assist with its working capital requirements and with a third party to assist with bonding requirements for its various projects.
- The sale of assets in the ordinary course of business.

The Directors believe that the proposed restructure noted above is in the best interests of both Noteholders and Shareholders and would result in the reduction of significant debt from the 31 December 2002 pro forma Statement of Financial Position and thereby reduce interest expense charged to the Statement of Financial Performance of the Group.

At this time, the Directors are of the opinion that no asset is likely to be realised for an amount less than at which it is recorded in the pro forma Statement of Financial Position. Accordingly, no adjustments have been made to the pro forma Statement of Financial Position relating to the recoverability and classification of asset carrying amounts and classification of liabilities that might be necessary should the consolidated entity not continue as a going concern.

Pro Forma Assumptions

- ERG converts Notes and accumulated interest currently recorded as non-current interest bearing liabilities, into share capital.



- ERG issues 334,380,735 million Preference Shares under the Rights Issue raising approximately $50 million, of which $30 million will be recorded as equity and $20 million will be recorded as debt.

- ERG incurs transaction costs of $1 million and $3 million respectively for the Listed Note Conversion and Rights Issue which is applied against equity as part of the costs of converting the Notes into equity and the Rights Issue.

- ERG will repay the B&B Loan in full upon completion of the Recapitalisation Proposal.

- The Ingot Entities advance ERG an additional $10 million, which will increase the secured loan to approximately $25 million. (This advance occurred in February 2003.)

The accounting policies adopted in the preparation of the pro forma consolidated Statement of Financial position are consistent with the accounting policies adopted and described in ERG's annual report for the year ended 30 June 2002 and should be read in conjunction with that annual report.

The following notes have been prepared to provide an outline of the impact of the Listed Note Conversion and Rights Issue on the pro forma consolidated Statement of Financial Position.

Note 1 Cash Assets

Reconciliation in movement in cash assets is as follows:

	$000
Opening balance	17,951
Proceeds from the Rights Issue	50,000
Transaction costs of the Note Conversion and Rights Issue	(4,000)
Repayment of loan facility	(14,172)
Drawdown of Ingot Loans	10,000
Payment of project funding	(10,000)
Closing balance	49,779

Note 2 Non-Current Receivables

Reconciliation in movement in non-current receivables is as follows:

	$000
Opening balance	69,394
Payment of project funding	10,000
Closing balance	79,394

Note 3 Current Payables

Reconciliation in movement in current payables is as follows:

	$000
Opening balance	85,424
Interest on Notes (1 Oct 02 to 31 Dec 02) converted into equity	(4,687)
Reversal of accrued expenses	(3,000)
Closing balance	77,737



	$000
Note 4 Current Interest-Bearing Liabilities	
Reconciliation in movement in current interest-bearing liabilities is as follows:	
Opening balance	47,340
Drawdown of Ingot Loans	10,000
Repayment of loan facility	(14,172)
Closing balance	43,168

Note 5 Non-Current Interest-Bearing Liabilities

Reconciliation in movement in non-current interest-bearing liabilities is as follows:

	$000
Opening balance	281,916
Preference Shares (debt component)	20,000
Conversion of Notes and accrued interest into equity	(247,732)
Closing balance	54,184

Note 6 Share Capital

Reconciliation in movement in Share Capital is as follows:

	$000
Opening balance	363,460
Conversion of Notes and accrued interest into equity	247,732
Conversion of interest on Notes into equity (2 Oct 02 to 1 Apr 03)	9,374
Preference Shares (Equity component)	30,000
Transaction costs of the Listed Note Conversion and Rights Issue	(4,000)
Closing balance	646,566

Note 7 Accumulated Losses

Reconciliation in movement in accumulated losses is as follows:

	$000
Opening balance	(348,264)
Additional interest on Notes (1 Jan 03 to 1 Apr 03)	(4,687)
Reversal of accrued expenses	3,000
Closing balance	(349,951)

Note 8 Liability for Deferred Consideration

At 30 June 2002, a deferred liability was accrued in Non-Current Liabilities – Other representing an amount of $38 million relating to additional consideration payable to the three original vendors of PWI. Under the PWI acquisition agreements, these vendors each received 14,841,655 Shares which cannot be sold or otherwise disposed of prior to 16 March 2005 without the prior consent of ERG (**Restricted Shares**). This additional consideration is payable should those vendors sell their Restricted Shares in the 90 day period following 16 March 2005 for an average price per Share less than a guaranteed minimum price. The amount of additional consideration payable is calculated as the net present value



of the difference between the sale price of those shares and the guaranteed minimum price. The additional consideration is payable in cash within 30 days of the completion of any such sale of the Restricted Shares.

Based on the Company's Share price at 30 June 2002 of $0.30, it was probable that the consolidated entity would be required to pay additional cash consideration to those vendors for their Restricted Shares. Accordingly, the above liability was recognised.

At 31 December 2002, the ERG Share price had fallen to $0.10. The fall in Share price has potentially increased the additional consideration payable by a net present value of approximately $8.9 million to a total of $46.9 million. As a result, this additional liability of $8.9 million has been charged as an expense to the Statement of Financial Performance in the 31 December 2002 accounts. In calculating the net present value, the Company has adopted a risk-free discount rate of 5.045% per annum.

3.3 Impact on Capital Structure

The effect of the Recapitalisation Proposal on ERG will be that total contributed equity will increase as shown below. Earnings per share will be calculated on the expanded capital base. A table detailing the effects of the Recapitalisation Proposal on ERG's capital structure is set out below:

ERG Securities	Ordinary and Preference Shares	Convertible securities / agreements to issue	Fully Diluted Capital
Existing Issued Securities			
Listed Shares	936,780,951	0	936,780,951
Unlisted ordinary shares[1]	9,098,214	0	9,098,214
Options held by PWI employees[2]	0	7,437,210	7,437,210
Options to be issued to VISA[2]	0	1,000,000	1,000,000
Options to be issued to AMEX[2]	0	7,000,000	7,000,000
ERG employee options[3]	0	22,875,500	22,875,500
Current total capital	**945,879,165**	**38,312,710**	**984,191,875**
April Interest Capitalisation			
Shares issued under April Interest Capitalisation	62,500,002	0	62,500,002
Listed Note Conversion			
Shares issued under Listed Note Conversion	1,666,666,710	0	1,666,666,710
Rights Issue[4]			
Preference Shares issued under Rights Issue	334,380,735	0	334,380,735
Options to be issued under Rights Issue	0	334,380,735	334,380,735



ERG Securities	Ordinary and Preference Shares	Convertible securities / agreements to issue	Fully Diluted Capital
Debt Restructure			
Options / shares that can be issued under the Ingot Loans, excluding interest[5]	0	339,128,186	339,128,186
Shares that can be issued as interest on the Ingot Loans[5]	0	84,782,047	84,782,047
Shares to be issued as dividends on the Preference Shares[6]	0	167,190,368	167,190,368
Post Recapitalisation Proposal capital	**3,009,426,612**	**963,794,046**	**3,973,220,658**

Notes:

1 Shares issued under the ERG Employee Incentive Scheme.

2 Options issued as part of the consideration for the acquisition of PWI.

3 Options issued or to be issued under the ERG executive option plan comprising 12,875,500 options which are currently "out of the money" and 10,000,000 options which may be issued to employees of ERG at exercise prices based on the prevailing ERG share price at the time of issue.

4 Assumes the Rights Issue is fully subscribed. Each Preference Share is convertible into one Share assuming there are no accumulated dividends at the time of conversion. Each option entitles the holder to one Share on exercise price at an exercise price of $0.20.

5 The Ingot Loan can be converted into Preference Shares or Shares at the election of the Ingot Entities at an issue price of $0.15 per share. If ERG elects to repay the Ingot Loans before the final maturity date, it must issue the Ingot Entities additional unlisted options (see Section 5.4(b) for details). ERG has the right but not the obligation (subject to certain conditions) to satisfy payment of interest on the Ingot Loans by the issue of Shares based on the Share price at the time of issue. The number of Shares specified assumes an issue price of $0.15.

6 ERG has the right but not the obligation to satisfy the payment of dividends on the Preference Shares by the issue of Shares based on the share price at the time of issue. The number of shares specified assumes an issue price of $0.15.

Actual share numbers issued under the Recapitalisation Proposal may vary slightly due to rounding and whether Notes are classified as Excluded Notes (see Section 5.8(j) for details).

3.4 Shareholding structure and control

(a) Interests of former Noteholders in ERG

The ultimate ownership percentages of the stakeholder groups will be dependent on the extent to which they subscribe for Preference Shares under the Rights Issue and the extent to which other issues of ERG securities under the Debt Restructure proceed. As a result of conversion of the Notes and satisfaction of the April Interest Payment by the issue of Shares and prior to the Rights Issue and other issues, the ownership percentages of the stakeholder groups in the Company would be altered as follows:



Conversion shares to be issued to	Pre-Listed Note Conversion		Post-Listed Note Conversion	
	No of shares	%	No of shares	%
Current Shareholders (including Shares currently held by Noteholders)	945,879,165	100	945,879,165	35.35
Former Noteholders (excluding Shares held by Noteholders before the Listed Note Conversion and April Interest Capitalisation)	0	0	1,729,166,712	64.65
Total	945,879,165	100	2,675,045,877	100

(b) Substantial Shareholders

As at 31 January 2003, ERG had no substantial Shareholders (over 5%). As a result of the Listed Note Conversion and the April Interest Capitalisation it is expected that the following entities will become substantial Shareholders:

Holder	Number of shares	%
Ingot Entities	713,568,949	26.67%

Note: Details of the Ingot Entities and the further securities in ERG they can receive under other components of the Recapitalisation Proposal are set out in paragraphs (c) and (d) below. Assumes Ingot Entities Notes are not classified as Excluded Notes.

(c) Ingot Entities

Ingot Capital Management Pty Ltd (**Ingot**) is the fund manager / investment adviser for The Special Utilities Investment Trust plc (**SUITS**), Stocks Convertible Fund plc (**Stocks**) and Utilico International Limited (**Utilico**). These entities are considered associates for the purposes of Section 611 of the Corporations Act and are referred to in this Information Memorandum as the Ingot Entities. Mr Duncan Saville, a chartered accountant, is a director of Ingot, SUITS and Utilico. Mr Saville is an experienced company director and has been an adviser on various privatisations and corporatisations.

SUITS is administered by the Foreign & Colonial management group based in the United Kingdom and is listed on both the London Stock Exchange (**LSE**) and New Zealand Stock Exchange (**NZSE**). SUITS invests in utility and related companies.

Stocks is an investment trust which is listed on both the LSE and the NZSE and invests in a portfolio of convertible securities worldwide.

Utilico is listed on the NZSE and invests in international utilities and infrastructure companies.

(d) Maximum Ingot Entities shareholding

Under the terms of the Listed Note Conversion and the April Interest Capitalisation, the Ingot Entities will be issued with 713,568,949 Shares. Immediately after the conversion, this will represent 26.67% of the issued share capital of ERG (subject to its Notes not being classified as Excluded Notes).



In addition to the Listed Note Conversion, the Ingot Entities may also receive Shares, Preference Shares and/or options through:

(i) the provision and/or conversion of the Ingot Loan (see Section 5.4(b) for details);

(ii) under the Rights Issue or as an underwriter of the Rights Issue; and

(iii) the satisfaction of interest payments and/or dividends through the issue of new Shares.

The following table summarises the Shares, Preference Shares and options that may be issued to the Ingot Entities and sets out the impact on the control position.

Issue details to Ingot Entities	Number of shares
April Interest Capitalisation	
Shares issued for April interest	25,791,649
Listed Note Conversion	
Shares issued on conversion	687,777,300
Ingot Loan	
Options granted on establishment of loan[1]	169,564,093
Interest – Shares issued in lieu of cash[2]	84,782,047
Options granted on early repayment of loan[3] or Conversion of loan to Shares or Preference Shares[3]	169,564,093
Underwriting	
Underwriting of Preference Shares[4]	133,333,333
Options attaching to Preference Shares under the Rights Issue[4]	133,333,333
Preference Share dividends paid in Shares[5]	66,666,667
Maximum holding	**1,470,812,515**

1 The Ingot Entities are entitled to be issued options having the same terms as the Listed Options issued under the Rights Issue for provision of the Ingot Loan.

2 Interest on the Ingot Loan may be satisfied by the issue of Shares at an issue price based on 95% of volume weighted average price of Shares prior to the date of issue. The number shown assumes an issue price of $0.15.

3 The Ingot Entities are entitled to receive options exerciseable at $0.15 if the loan is repaid before the final maturity date **(Early Repayment Options).** The number of options issued depends on the amount repaid early by ERG. The figure shown assumes the full amount of the loan is repaid early.

The Ingot Entities have the right to convert the Ingot Loan to Shares or Preference Shares at an issue price of $0.15. Each Preference Share is convertible into one Share (on the assumption that there are no accumulated dividends on the date of conversion). The number shown indicates the number of Shares which can be issued in relation to the conversion of the Ingot Loan. If the Ingot Loan is converted, it cannot be repaid early and so the Ingot Entities cannot receive the Early Repayment Options and convert the loan.

4 SUITS has agreed to underwrite up to $20 million of the Rights Issue. Under the Rights Issue, ERG will issue Preference Shares at an issue price of $0.15 with a free attaching Listed Option.

5 The Preference Share terms allow for ERG to satisfy dividends by the issue of new Shares based on the volume weighted average price of Shares issued prior to the date of issue. The number shown is based on the Ingot Entities receiving the maximum number of Preference Shares under the underwriting and on conversion of the Ingot Loan and all dividends being satisfied by the issue of Shares at an assumed issue price of $0.15.



Based on the Share issues mentioned above, the maximum percentage holding of the Ingot Entities in ERG is:

- If only the Listed Note Conversion is implemented (and not the April Interest Capitalisation) and no other aspect of the Recapitalisation Proposal proceeds – 25.71%

- If the maximum number of Shares specified above are issued to the Ingot Entities and the minimum number of Shares are issued to other persons under the Recapitalisation Proposal – 44.74%. (It should be noted that this percentage is calculated on the assumption that SUITS takes up its full underwriting obligation and that no other funds are raised from the Rights Issue, other than the B&B Underwriting Agreement.)

Both of these percentages are contingent upon matters outside the control of the Ingot Entities and may increase in certain circumstances.

3.5 Intentions of Ingot Entities

The Ingot Entities have advised ERG that should the Recapitalisation Proposal be approved they will seek representation on the Board of ERG through the appointment of Mr Duncan Saville (or his nominee) as a director. Mr Saville's particulars and experience are noted at Section 3.4(c) above. The Ingot Entities have also advised ERG that they will require the size of the Board be reduced to a maximum of five Directors.

The Ingot Entities are generally passive investors and have indicated that they do not intend to be involved in the day-to-day operations or management of ERG. It is expected, however, that they will seek that the Board continues its current review of the operating performance, management structure and strategy of ERG that is currently under way, with a view to determining whether operations can be enhanced and the return to Shareholders improved. This review is expected to be completed shortly after the Recapitalisation Proposal is approved and implemented. It is possible that there may be changes to the Board arising from this review.



4 ERG company update

4.1 General

(a) Background

ERG is an innovative technology company that operates in the automated fare collection (**AFC**) and multi-application smart card industries. ERG has long held the view that smart cards will ultimately have widespread usage for a variety of applications such as transit, tolls, telephone, security, healthcare, identity and memberships. ERG has positioned itself at the forefront of the development of the smart card industry, particularly in respect of the transit sector.

ERG employs approximately 880 people in 16 offices spanning 12 countries. The Company is listed on the ASX and has its headquarters in Perth, Western Australia.

Historically, ERG has focused on the application of smart cards to AFC in the mass transit industry. The nature of a mass transit environment provides a compelling business case for the initial adoption of a viable card base in a particular region. A critical element of any AFC system is the central computer processing system capable of managing the smart card database, financial reconciliation and gathering management data. ERG has invested significant effort into the development of its multi-application smart card solution (MASS) software and derives a tangible competitive advantage from this system.

Concurrent with the AFC focus, ERG has continued to investigate and develop additional applications for smart cards. ERG believes the general acceptance of smart cards can be enhanced by leveraging off existing usage in the transit environment with additional applications. These efforts have led to multiple joint ventures and alliances with partners spanning the banking, telecommunications, insurance, transit and government sectors.

The strategy has built ERG an enviable position in the market for commercial adoption of smart cards. Some of the largest integrated transit smart card projects globally have been developed and successfully supplied by ERG including Hong Kong, Rome and Singapore.

(b) ERG strategy

The Group is focused on creating major AFC infrastructure installations throughout the world and using them to generate annuity style recurring revenues. The infrastructure systems include a central computer processing system to handle the transactions generated from the smart card base.

This strategic focus creates two key phases in the relationship with the Group's customers. Firstly, there is the initial installation of an AFC transit system that generates revenue similar to any major engineering or building contract.

Secondly, once the system is installed, the infrastructure is then exploited on two fronts with additional functionality added to the existing card base and the incremental cities being operated from the back office processing system. The focus in this stage of the project is to increase the transaction volume being processed by the operating company. ERG will often be contracted to maintain as well as operate the system.



ERG continues to bid for transit tenders throughout the world, however, will only do so when the project has a suitable cash flow profile.

4.2 Operations update

Full details of the Group's major projects and alliances are detailed in the 2002 Annual Review which is available on the Company's website. The major developments since the release of the 2002 Annual Review are as follows:

(a) Signing of agreement for Sydney Integrated Ticketing System Contract

On 20 February 2003, ERG announced that it had entered into an agreement for the Sydney Integrated Ticketing System project with the New South Wales Government.

The total value of the contract is approximately $320 million, however, incorporating CPI escalation over the term of the contract, ERG is expected to ultimately receive $370 million before variations. The contract value comprises approximately $94 million to supply the system and approximately $276 million to operate the system for ten years.

The project covers all SRA commuter rail, State Transit and private operator buses, State Transit and private operator ferries and Sydney's light rail and monorail. The transport network handles approximately 630 million passenger journeys each year with revenue collections of approximately $800 million per annum.

ERG's subsidiary Integrated Transit Systems (ITS) has commenced work to design and supply all components of the integrated ticketing system and will operate the system on behalf of transport operators for a minimum period of ten years following the initial installation. The project includes the installation of ERG's MASS central computer processing system.

It is expected that the first commuter smart card travel will be available on inner city services in about 18 months, with current plans to convert most of Greater Sydney's commuter transport services to smart card ticketing during 2005. At that time it is expected there will be 2 million smart cards on issue. The system is expected to be fully operational in 2006.

ITS was awarded preferred proponent status for this project in August 2001, however, finalisation of the contracts was delayed by legal action by the unsuccessful tenderer. During the court action, an injunction was put in place preventing ITS signing contracts with the New South Wales Government. On 26 July 2002, the New South Wales Supreme Court dismissed the claims of the rival tenderer and criticised their conduct.

(b) Agreement for Seattle Regional Fare Collection System

ERG announced on 26 February 2003 that it had reached agreement with six public transportation agencies for the establishment of a regional fare collection system covering Seattle and the Central Puget Sound area of Washington State. The six agencies include Community Transit, King County Metro Transit, Kitsap Transit, Pierce Transit, Sound Transit, and Washington State Ferries.



All contractual terms have been agreed, and the contract documents are to be executed following final approval from the boards of each of the transportation agencies. King County Metro Transit, the lead agency, is sending the agreement for board approval. One of the operators, Community Transit, has already endorsed the agreement. The boards of the other agencies are expected to take action on the agreement by mid-March.

The contract is worth approximately US$63 million to ERG for the system implementation and management for a ten-year term once the system is operational. Work will commence on the project once all the agencies have approved the contract, with the first phase expected to be in live operation in approximately two years.

The project involves the design and implementation of a "seamless" smart card system across 2065 buses and the commuter rail and ferry services throughout the region, as well as the fare card and services management for ten years after implementation. The tender was initiated by the agencies in order to establish a common fare system utilising smart cards in order to better coordinate their respective services and improve the availability, reliability and convenience of public transportation.

The Seattle region collectively generates approximately 130 million passenger journeys per year and more than US$160 million in annual passenger revenues. It is expected that 400,000 smart cards will be issued on commencement of the project. Non-transit applications such as banking, retail and toll collection may be added to the cards at a later stage.

Following the award of this contract, ERG will have a position of strength on the US west coast with contracts in Seattle, San Francisco and Ventura County near Los Angeles and adds to ERG's other North American contracts in Las Vegas, Toronto and Washington DC.

Cardholders will have a variety of means to purchase and load value on their cards, including both agency and third party retail outlets (such as convenience stores), by mail or over the telephone, at ticket vending machines and through the Internet. The convenience of "Autopay" will also be provided, whereby cards can be automatically revalued through a pre-authorised charge to a credit card or bank account, without any need for the cardholder to visit a revalue location.

ERG will use its San Francisco smart card Service Bureau to provide all of the required services including card issuance, management, maintenance and the clearing and settling of transactions. As such, it ideally complements the San Francisco transit smart card project and will produce significant operating synergies across both locations.

(c) Award of Washington DC, Maryland and North Virginia AFC project

On 20 January 2003, ERG, along with Northrop Grumman Information Technology (IT) (**Northrop Grumman**), was selected by the Washington Metropolitan Area Transit Authority (**WMATA**) to install and operate a new Regional Customer Service Centre for its smart card based fare collection system, known as SmarTrip®.

The WMATA decision means a contract for the project can be awarded to ERG following final negotiations and the expected approval of the Maryland Transit Administration.



The project involves the establishment and operation of a smart card customer service centre, card management and the clearing and settling of smart card transactions across 17 transit agencies in Northern Virginia, Maryland and the Washington DC area. The new system will interface with existing installed hardware such as gates and readers supplied by third parties. WMATA has managed the tender and evaluation process on behalf of the participating transit agencies.

ERG will be responsible for the management of smart cards and operation of the data processing system incorporating clearing, settlement and financial management. ERG will use its existing central computer processing system installed in the San Francisco Bay Area to perform these functions. This established facility has been designed to process smart card transactions from multiple North American cities.

The project calls for ERG to operate the system for a period of five years, with two subsequent one-year options. The initial five-year contract is expected to generate revenue of approximately US$20 million and comprises the supply, installation and operation of the system. Northrop Grumman will be responsible for the distribution of smart cards and operation of the customer service centre in the Washington DC area as a subcontractor and partner to ERG. Work is expected to commence on the project during the second quarter of 2003.

(d) Rome claim for damages

ERG's contract in Rome included the provision of an integrated smart card fare collection system for Rome and the surrounding Lazio region. The ERG system has been operative in Rome since April 2001, however the rollout of the system into the surrounding Lazio region has been delayed due to a change in the ruling political party. The delay has resulted in additional costs and loss of revenue payable to ERG. The lower than forecast transit system fare turnover and the lower than expected take up of smart cards has also affected ERG's return on the project which is based on a percentage of fare turnover with the equipment continuing to be owned by ERG. ERG has notified its customer of a substantial claim for damages in relation to these matters. ERG is actively negotiating a settlement with the customer at the present time.

(e) Non complying Netherlands project tender

ERG, in conjunction with its alliance partner Interpay Nederland, lodged a tender for an AFC project in the Netherlands that was non-compliant with the performance bond terms requested by the customer. The bond requirements of the project created a cash flow profile that did not meet ERG's corporate requirements for cash flow from projects. As mentioned above, ERG will bid for transit tenders only when the project has a suitable cash flow profile. ERG and Interpay have therefore been excluded from this tender process.

(f) Sale of assets and investments

ERG continues to closely monitor the performance of its assets and review the extent to which the Group's capital should be invested in the assets it holds. The Board is focused on capital efficiency and wherever appropriate will redeploy it to the numerous core business opportunities in AFC projects throughout the world.



Accordingly the Group has realised investments previously held in Downer EDI and ECard Pty Ltd and is in advanced negotiations for the sale of PWI (see Section 4.4 below).

(g) Final payment due from Melbourne Scope Creep claim

On 28 February 2003 ERG announced the third and final payment has become due to its subsidiary, OneLink Transit Systems, under the terms of the Melbourne scope creep settlement originally announced on 30 May 2002. The settlement allowed a final payment of $20 million to be made to OneLink Transit Systems on demonstration of improved availability standards of the Melbourne automated ticketing system for public transport passengers. OneLink achieved these standards with a comfortable margin, giving rise to the payment and concluding all aspects of the settlement.

A lump sum payment of $5 million was made to OneLink, with $3.3 million of the proceeds flowing directly through to ERG. The remaining $15 million will be paid progressively to OneLink over the remaining term of the contract that expires in March 2007. Approximately $6 million of these funds will flow directly to ERG. These payments are in addition to the $2.85 million increased maintenance payment due to ERG each year and commencing from 30 May 2002.

The payment is the third instalment of a $65 million staged settlement reached between OneLink and the Victorian Government for all outstanding claims in relation to the Melbourne automated ticketing system. The first payment of $25 million was paid on announcement of the settlement terms in May 2002, and the second instalment of $20 million was paid on signing of the contracts in October 2002.

4.3 ERG operations outlook

In the future, the Group expects the majority of its prospective projects to come from Europe, North America and Australia/New Zealand.

There are a number of projects for which ERG has tendered or may lodge a tender in the short to medium term. These opportunities include Stockholm, Lisbon, Yorkshire (in conjunction with Prepayment Cards Limited), Copenhagen and Perth.

The Group is focused on creating major AFC infrastructure installations throughout the world and using them to generate annuity style recurring revenues. The infrastructure systems include a central computer processing system to handle the transactions generated from the smart card base.

This strategic focus creates two key phases in the relationship with the Group's customers. Firstly, there is the initial installation of an AFC transit system that generates revenue similar to any major engineering or building contract.

Secondly, once the system is installed, the infrastructure is then exploited on two fronts with additional functionality added to the existing card base and the incremental cities being operated from the back office processing system. The focus in this stage of the project is to increase the transaction volume being processed by the operating company. ERG will often be contracted to maintain, as well as operate the system.



ERG continues to bid for transit tenders throughout the world, however, will only do so when the project has a suitable cash flow profile.

The current financial status of ERG and the continuing reluctance of customers to adjust their performance bond requirements to fit with the current market conditions, are seen as the major impediments to continued growth and may impact on ERG's capacity to continue to win new projects and maintain its market leading position. The Recapitalisation Proposal is seen as an important step in enabling the Company to continue to capitalise on its market leading technology.

In the event ERG is awarded further contracts or concludes contract negotiations, the Company will announce these developments to the ASX in accordance with ASX Listing Rule requirements.

4.4 PWI Sale

Consistent with its review of its assets and investments, ERG has reviewed its investment in Proton World International SA (**PWI**).

PWI is a Belgian-based company that develops multi-application, high-security, payment and identity smart card systems and applications based on its own proprietary intellectual property – Proton technology. Proton technology is a scaleable technology that is targeted at both large enterprise multi-issuer schemes and small closed environments and has been sold to licensees in 24 countries across the world. Over 35 million Proton-based smart cards are in circulation worldwide on a network of over 300,000 terminals.

ERG is in an advanced stage of negotiations with a significant global company for the sale of 100% of the shares in PWI.

(a) The key terms of the proposed sale are as follows:

   (i) The total purchase consideration is to be calculated based on a formula and so is not a fixed amount. ERG expects to receive total consideration of approximately €60 million (A$109 million). This would provide net cash proceeds of approximately $60 million to the Group after repayment of inter-company loans and a licence to the Proton technology.

   (ii) As part of the consideration, ERG will be entitled to an earn-out fee of up to €22.5 million based on certain milestones dependent on the number of cards incorporating Proton Technology sold by ERG or used by its customers.

   (iii) ERG will take a non exclusive global licence of the PWI technology so that it can continue to promote and exploit the PWI technology in conjunction with its major transit project card bases. The licence is for 20 years and will ensure that ERG has ongoing access to the PWI technology. ERG has exclusive rights in respect to nominated customers for five years.

   (iv) The agreement is expected to be conditional on the revision and, in some cases, termination of certain licence agreements between PWI and certain ERG subsidiaries, the transfer of ERG's 50% shareholding in Triumphant Launch to PWI and there being no change in the key employees of PWI before completion.



(v) The agreement will contain usual warranties in favour of the purchaser in relation to the PWI business.

The Board is confident that final agreement consistent with the terms set out above will be reached and completion will proceed with the proposed purchaser of PWI before the end of March 2003.

(b) The key effects of the disposal of PWI on the financial position of ERG are as follows:

(i) ERG will receive net cash proceeds of approximately $60 million at completion.

(ii) ERG will write down intangibles related to the acquisition of PWI by approximately $52.4 million representing a reduction in the goodwill accrued on the acquisition of PWI and consistent with ERG's current accounting policies will create provisions against the value of intangibles associated with the PWI licence referred to in the summary of key terms above.

(iii) ERG will cease to be responsible for liabilities of approximately $23 million attributable to PWI, which are included in the Group consolidated accounts. An allowance for certain liabilities of PWI will be made in determining the purchase consideration for PWI.

(iv) As part of the terms of the transaction, the purchaser will pay a milestone consideration to ERG based on the number of cards sold by the purchaser to ERG or its customers. As this consideration will not be recognised on the settlement of the transaction, a recoverable amount write-down has been made against the carrying value of the asset as at 31 December 2002. The revenue on the milestone consideration from the purchaser will be recognised in the year when it is earned.

(v) At 30 June 2002, a liability was accrued representing an amount of $38,022,000 relating to additional consideration payable to the three original vendors of PWI. This amount was based on a Share price of $0.30. Under the PWI acquisition agreements, these vendors each received 14,841,655 Shares which cannot be sold or otherwise disposed of prior to 16 March 2005 without the prior consent of ERG (**Restricted Shares**). This additional consideration is payable should those vendors sell their Restricted Shares in the 90 day period following 16 March 2005 for an average price per Share less than a guaranteed minimum price. For accounting purposes, the amount of additional consideration payable to be recorded in ERG's accounts is calculated as the net present value of the difference between the sale price of those Shares and the guaranteed minimum price. The additional consideration is payable in cash within 30 days of the completion of any such sale of the Restricted Shares. The liability increased by $8.9 million to $46.9 million as at 31 December 2002 due to the further fall of the ERG Share price to $0.10 at 31 December 2002. This liability will continue to be reflected in the accounts of ERG following the sale of PWI.

(vi) ERG will no longer have the risk associated with the research and development required for Proton.



4.5 Financial performance and outlook

Total revenue for the half-year ended 31 December 2002 was approximately $121 million, down from the $136 million reported in the period to 31 December 2001. An overall operating loss of $124.9 million, compared to $199.4 million in the prior period, was recorded for the period to 31 December 2002. The loss was after a provision of $52.4 million against the carrying value of the PWI asset, a charge of $8.9 million to recognise the increase in the deferred liability in relation to the acquisition of PWI as a result of the fall in ERG's Share price from $0.30 at 30 June 2002 to $0.10 at 31 December 2002, and consultants' costs of $9.4 million for the Recapitalisation Proposal and the restructure of the balance sheet. During this period, ERG incurred expenditure on borrowing costs of $12.4 million and depreciation and amortisation charges of $22.2 million.

The result for the period continued to be impacted upon by delays in the commencement of major projects, notably the recently signed Sydney Integrated Ticketing System contract. The next stage of the Rome project, involving the expansion with the surrounding Lazio region, has also continued to be delayed. The contract for the supply of an AFC System in Washington was only awarded in January 2003 and work on this project is expected to commence in the second quarter of 2003. ERG expects the commencement of the San Francisco Phase II project shortly after finalisation of contracts.

With the Group's continued focus on cash management, cost cutting measures and with the receipt of part of the settlement of claims for the Melbourne AFC Project from the Victorian State Government pursuant to the settlement announced to the market on 30 May 2002, the operating cash net inflow from operating activities before interest expenses and one-off restructure costs for the period was positive. Over the six-month period to 31 December 2002, ERG had repaid the unlisted notes ($21 million), the loan facility from the Commonwealth Bank and bank debt for PWI ($21 million). This was assisted by funds from the sale of Downer EDI shares, ECard Pty Ltd and a drawdown on the B&B Loan.

In 2002, the Company raised equity of $104 million through a Rights Issue. Unfortunately due to changed banking attitudes, closure of Australian offices of international banks, the Group's adverse financial performance and market conditions generally, ERG's banking facilities were not extended and the Group was required to repay $65 million of bank facilities over the course of 2002. This significantly reduced the Group's available working capital.

ERG is not able to forecast its future financial performance with a degree of reliability to include in this Information Memorandum. In addition to the uncertainties which the Recapitalisation Proposal and PWI Sale seek to address, its operations involve known and unknown risks, uncertainties and other factors which may impact on actual outcomes, many of which are outside the control of ERG. These factors include economic conditions in the markets in which the Group operates, consumer acceptance of smart card and electronic ticketing solutions, the timing and result of tender decisions and general achievement of the Company's business forecasts. These factors will cause the actual results, performance or achievements of ERG to differ, perhaps materially, from the results, performance or achievements expected by ERG management.

4.6 Further information on ERG

ERG is a disclosing entity for the purposes of Part 1.2A of the Corporations Act, and as such is subject to regular reporting and disclosure obligations. Copies of documents lodged in relation to ERG may be obtained from, or inspected at, an office of ASIC.



ERG will provide a copy of the following documents, free of charge, to a person who asks for it during the period from the date of issue of this Information Memorandum until the time of the Noteholder Meeting:

(a) the annual report of ERG for the year ended 30 June 2002, being the most recent annual report of ERG lodged with ASIC before the date of this Information Memorandum;

(b) Appendix 4B of ERG Group for the six month period to 31 December 2002;

(c) all continuous disclosure notices used to notify ASX of information relating to ERG under the ASX Listing Rules in the period starting after lodgement of the annual report referred to above and ending on the date of this Information Memorandum, which are as follows:

ERG signs teaming agreement with Northrop Grumman IT	4 October 2002
Appendix 3B – Conversion of unlisted convertible notes	10 October 2002
Appendix 3B – Issue to Special Utilities Investment Trust Plc	16 October 2002
Annual Report/Top 20	22 October 2002
ERG signs Melbourne settlement contracts	25 October 2002
Notice of Annual General Meeting	30 October 2002
Change of Director's Interests/Initial Director's Interests	5 November 2002
Sale of ECard Shareholding	14 November 2002
AGM – Additional resolution and proxy form	18 November 2002
ERG flags capital restructure to support growth – Rights Issue	28 November 2002
Chairman's address to shareholders and presentation	28 November 2002
Results of AGM	29 November 2002
Article in The Weekend Australian on November 30 – 1 December 2002	2 December 2002
ERG pays out unlisted convertible notes	14 January 2003
Selected for Washington DC, Maryland, North Virginia Fare Project	20 January 2003
Subsidiary signs contract for Sydney Integrated Ticketing System	20 February 2003
Convertible Notes	25 February 2003
Reaches agreement for Seattle Regional Fare Collection System	26 February 2003
$20 million Melbourne settlement payment due to ERG subsidiary	28 February 2003



5 The Recapitalisation Proposal in detail

5.1 Proposal

The Recapitalisation Proposal comprises six components:

(a) the conversion of $250 million of Notes to Shares (called the **Listed Note Conversion**);

(b) the satisfaction of interest payments due on the Notes in April 2003 by the issue of new Shares (called the **April Interest Capitalisation**);

(c) the restructure of ERG's other existing debt obligations through the repayment of the unlisted convertible notes, the establishment of the B&B Loan and the Ingot Loans (together called the **Debt Restructure**);

(d) the proposed renounceable rights issue of Preference Shares with free attaching Listed Options to raise up to $50 million (called the **Rights Issue**) which is partly underwritten by the Ingot Entities and Babcock & Brown;

(e) the right for the Company to pay future interest payments after 1 April 2003 by the issue of Shares (**Future Interest Capitalisation**) which will only be required if the Listed Note Conversion does not proceed; and

(f) the consolidation of every ten Shares into one Share (called the **Share Consolidation**).

5.2 Listed Note Conversion

The key elements of the Listed Note Conversion are as follows:

(a) Terms of Listed Note Conversion

The amount outstanding under all Notes are to be converted to Shares at a conversion price of $0.15 per Share. Accordingly, if the Listed Note Conversion receives all necessary consents and approvals and all conditions to its implementation are satisfied, or where permitted waived, each Noteholder will receive 90 Shares for every Note held on the Listed Note Conversion Record Date in consideration for the $13.50 face value of each Note. Irrespective of whether the Listed Note Conversion proceeds, Noteholders will remain entitled to receive the April Interest Payment either in cash or, if the April Interest Capitalisation proceeds, by the issue of Shares.

(b) Approval requirements

The Listed Note Conversion requires a number of approvals and consents including:

(i) Approval by ERG shareholders:

(A) as an ordinary resolution under the takeover provisions of the Corporations Act (section 611(7)) for the acquisition by the Ingot Entities of a controlling interest in ERG as a consequence of the Listed Note Conversion (see Section 3.4 for details);



(B) as an ordinary resolution under the new issue restrictions under the ASX Listing Rules (rule 7.1) for the issue by ERG of more than 15% of its current issued capital to Noteholders under the Listed Note Conversion;

(C) as an ordinary resolution under the restrictions on issues of securities to related parties of a company under the ASX Listing Rules (rule 10.11) in relation to Shares which will be issued to Directors and their associates and other related parties of ERG as a consequence of existing holdings of Notes; and

(D) any other approvals required by law.

(ii) Approval by Noteholders as an Extraordinary Resolution of the proposed amendments to the Note Trust Deed required to effect the Listed Note Conversion in accordance with the requirements of the Note Trust Deed (Resolutions 1 and 3). The Ingot Entities and Australian Ethical have indicated that they support the Listed Note Conversion and propose to vote in favour of all resolutions at the meeting of Noteholders.

(iii) The Foreign Investment Review Board raising no objection to the acquisition by the Ingot Entities of an interest in more than 15% of ERG under the Foreign Acquisitions and Takeovers Act as a result of the Recapitalisation Proposal.

(iv) For the purposes of clause 2.1(a)(2)(B) and (C) of the Note Trust Amending Deed, the Company will advise the Note Trustee before the Noteholder Meeting of any consents or approvals which are necessary or desirable for implementation of the Listed Note Conversion.

(c) Other conditions

In addition to the consents and approvals mentioned above, the Listed Note Conversion is conditional on:

(i) the Board of ERG being restructured as follows:

(A) SUITS obtains representation on the Board through the appointment of Mr Duncan Saville or such other person as SUITS may nominate as a director of ERG; and

(B) the number of Directors of ERG are reduced to a maximum of five (including the SUITS nominee); and

(ii) no insolvency event occurring in relation to the Company.

The conditions referred to in this Section (c)(i) can be waived by SUITS. No other conditions can be waived.

(d) Last Date for satisfaction of conditions

All conditions must be satisfied, or where permitted waived, and the Conversion Date must occur on or before 30 June 2003.



The Board restructure condition referred to in Section (c) above will be deemed to have been satisfied five business days after the Shareholder approvals referred to above have been obtained unless SUITS gives ERG prior notice of the non-fulfilment of that condition.

(e) Process for conversion

The process for conversion is as follows:

(i) the Note Trust Deed will be amended to include a power to compulsorily convert all Notes to Shares on the terms of the Listed Note Conversion provided the amendments are authorised by an Extraordinary Resolution of Noteholders;

(ii) Extraordinary Resolutions of Noteholders (Resolutions 1 and 3) are to be passed authorising implementation of the Listed Note Conversion and directing the Note Trustee to do all things reasonably required to implement the Listed Note Conversion;

(iii) the Listed Note Conversion and issue of Shares will be implemented in accordance with the requirements set out in the Note Trust Amending Deed (a copy of which is attached as Annexure 3); and

(iv) the Company is obliged to seek quotation of the Shares issued under the Listed Note Conversion as soon as practicable after the Shares are issued.

Under the Listed Note Conversion the Directors and the Company are appointed to act as attorney of the Noteholders to implement the Listed Note Conversion. No further action is required from Noteholders.

(f) Effect on interest payments

The interest accrued on the Notes for the period up to 1 April 2003 is to be dealt with as part of the April Interest Capitalisation (see Section 5.3 below for details). Irrespective of the outcome of the April Interest Capitalisation, if the Listed Note Conversion proceeds, Noteholders will not receive payment in cash or by the issue of additional Shares for interest accrued but unpaid for the period after 1 April 2003 to the date of conversion of the Notes.

(g) Excluded Notes

If the conversion of Notes would result, or is likely to result, in the holder, the beneficial holder or their respective related bodies corporate breaching s842 of the UK Tax Act, the Notes can be classified as Excluded Notes. More details in relation to the application of s842 and how to have Notes classified as Excluded Notes is set out in Section 5.8(j).

If Notes are classified as Excluded Notes:

(i) Any Notes held by the holder which are not Excluded Notes must be converted to Shares on the implementation of the Listed Note Conversion.

(ii) Any Notes which are not converted on the Listed Note Conversion will give the holder rights to conversion on the same basis as under the Listed Note Conversion (ie 90 Shares per Note) upon giving ERG written notice, as well as rights on a winding up to



receive the same amount as that payable to Shareholders on a winding up (on the basis that the Notes had been converted to Shares). The Notes will cease to provide Noteholders with all other substantive rights (including, without limitation, rights to vote, receive interest, call for redemption or repayment and any preference on a winding up).

(iii) Following the Listed Note Conversion, any Excluded Notes will cease to be listed on ASX and the holder may not sell the Notes. ERG can however elect to buy back any Notes not converted in accordance with the Note Trust Deed, as amended.

(iv) Any Notes which are not converted to Shares on or before 1 October 2005 will be dealt with by ERG converting the Notes and having the Shares which would have been issued to the holder issued to a nominee and sold in the manner proposed for Ineligible Foreign Noteholders as described in Section 5.8(i) below. The net proceeds of sale will be returned to the holder.

(v) ERG must not declare a dividend payable on Shares whilst any Excluded Notes remain on issue and are not converted. However, ERG is not prevented from declaring and paying dividends on Preference Shares during that period.

ERG has been advised that certain of the Ingot Entities may seek to rely on the s842 Carve Out and have its Notes classified as Excluded Notes (see Section 5.8).

5.3 April Interest Capitalisation

The amount of over $9 million of interest for the period to 1 April 2003 on the Notes is to be satisfied by the issue of new Shares at an issue price of $0.15 per Share.

If the April Interest Capitalisation obtains the required approvals from Noteholders (Resolutions 1 and 2) before 1 April 2003 and the Note Trust Amending Deed is executed before 21 April 2003, each Noteholder will receive 3.375 Shares for every Note held on the April Interest Payment record date (17 March 2003) in satisfaction of the interest payment of $0.50625 for each Note. Entitlements to a fraction of a Share will be disregarded.

The April Interest Capitalisation does not require Shareholder approval and will proceed even if the Listed Note Conversion does not receive the required approvals and so does not proceed.

Even if Noteholders approve Resolutions 1 and 2, if the conditions for implementation of the April Interest Capitalisation are not satisfied by the relevant dates, the April Interest Capitalisation will not proceed. For example, it is possible the Note Trust amending Deed will not be executed by 21 April 2003 if there is a legal impediment to do so (eg an injunction). In these circumstances ERG will pay the April Interest Payment in cash together with interest for late payment.

Similar to the situation of the Listed Note Conversion, if the issue of Shares under the April Interest Capitalisation will result in a Noteholder breaching s842 of the UK Tax Act, the Noteholder may apply to have all or any of its Notes classified as "Excluded Notes". Applications for Notes to be classified as Excluded Notes for the April Interest Capitalisation must be received by 11.00am on 1 April 2003 (or such later date as the Note Trust Amending Deed is executed) (see Section 5.7(j) in relation to the application of s842). The Shares which are to be issued for the Excluded Notes will be issued to a nominee and sold in the manner proposed for Ineligible Foreign Noteholders as described in Section



5.8 below. The Noteholders' proportionate share of the net proceeds of sale will be returned to the Noteholder.

ERG has obtained a waiver from ASX to enable related parties of ERG holding Notes to have their interest entitlements satisfied by the issue of Shares and so be treated equally with all other Noteholders.

The Company is obliged to seek quotation of the Shares issued under the April Interest Capitalisation as soon as practicable after the Shares are issued. If the Conditions to the April Interest Capitalisation are satisfied no further action is required from Noteholders for implementation.

5.4 Debt Restructure

In addition to the Listed Note Conversion, as part of the debt restructure of the Group, the Company has restructured its debt profile through the repayment of the unlisted convertible notes in ERG and by obtaining new debt facilities from Babcock & Brown and the Ingot Entities. Details of the key terms and implications of these arrangements are set out below.

(a) Unlisted Notes

ERG issued 18,178,989 Unlisted Notes with an 8% coupon to entities associated with Motorola Inc in 1997. The Ingot Entities acquired 8,000,000 Unlisted Notes in October 2001, and Motorola converted a further 4,350,000 Unlisted Notes into Shares during the term of the Unlisted Notes. The Shares were subsequently sold on market. The remaining Unlisted Notes became due for redemption in October 2002. In December 2002, the amount owed to entities associated with Motorola in connection with the Unlisted Notes was repaid in full and ERG was released from all obligations to Motorola. The funds to effect this repayment were drawn down under the B&B Loan.

In January 2003, the amount owed to the Ingot Entities in connection with the Unlisted Notes was repaid in full and ERG was released from all obligations to the Ingot Entities in relation to the Unlisted Notes. The funds for repayment were provided under the Ingot Loans.

(b) Ingot Loans

The Ingot Entities have provided ERG with loans of approximately $25.4 million (**Ingot Loans**) to facilitate the restructure of its debt position and meet ongoing financial obligations. The Ingot Loans are secured under the Group's security trust arrangements, which are discussed in Section 6.5(e).

The Ingot Loans have been advanced by the following entities:

(i) SUITS has advanced approximately $23 million; and

(ii) Utilico has advanced approximately $2.4 million.

SUITS and Utilico have the following rights to convert the Ingot Loans to equity (**Debt Conversion Rights**), subject to any necessary regulatory and Shareholder approvals being obtained:



(i) they may convert the Ingot Loans and any accrued but unpaid interest to Shares at an effective conversion price of $0.15 per Share on the last business day of any calendar month;

(ii) they may convert the Ingot Loans to Preference Shares at an effective conversion price of $0.15 on the last business day of any calendar month; or

(iii) SUITS may convert its portion of the Ingot Loans to Preference Shares in satisfaction of its underwriting obligations for the Rights Issue, as mentioned in Section 6.5(a) below.

In addition, SUITS and Utilico are entitled to receive up to a total of 169.5 million $0.20 options which will have the same terms as those issued under the Rights Issue and which will be listed if the Rights Issue proceeds (**Listed Options**). In addition, to the extent that ERG elects to repay the Ingot Loans before the maturity date in approximately five years, SUITS and Utilico will be entitled to receive the number of options having an exercise price of $0.15 calculated by dividing the amount repaid by $0.15. These early repayment options will not be listed (**Unlisted Options**).

ERG is entitled to meet the interest payable on the Ingot Loans by issuing new Shares to SUITS and Utilico (**Interest Conversion Rights**), subject to the issue of Shares to SUITS not resulting in a breach of s842 of the UK Tax Act.

Further details in relation to the Ingot Loans are set out in Section 6.5(d).

(c) B&B Loan

Babcock & Brown has provided a $30 million stand-by loan facility (**B&B Loan**) to ERG to assist with funding ongoing working capital requirements. At the date of this Information Memorandum ERG has drawn on approximately $16.3 million of this facility. Further drawdowns under this facility may only be made at Babcock & Brown's absolute discretion.

The B&B Loan is secured under the ERG Security Trust (see Section 6.5 for details).

This B&B Loan is repayable as follows:

(i) $10 million no later than 31 May 2003; and

(ii) the balance on 28 December 2003.

In addition, the B&B Loan is repayable in full on receipt of funds from either the Rights Issue or proceeds from the PWI Sale, should either of these occur before the above repayment dates.

Details of the B&B Loan are set out in Section 6.5(c).

(d) Approval requirements

As indicated above, the funding facilities comprising the Ingot Loans have been put in place and monies advanced.

In summary, the following components of the Ingot Loans require



(i) the granting of the Listed Options;

(ii) the granting of the Unlisted Options;

(iii) the giving of the Debt Conversion Rights; and

(iv) the giving of the Interest Conversion Rights;

Should Noteholders approve the Listed Note Conversion approval will then be sought from Shareholders for each of these components as follows:

(i) As an ordinary resolution under the takeover provisions of the Corporations Act (section 611(7)) to ensure that the Ingot Entities have the capacity to exercise the Debt Conversion Rights, the Listed Options and Unlisted Options (together **Ingot Options**) and to receive Shares under the Interest Conversion Rights at any time in the future without breaching the takeovers provisions.

(ii) As an ordinary resolution under the 15% new issue restrictions under the ASX Listing Rules (rule 7.1). While the Debt Conversion Rights and the Ingot Options and the capacity to receive Shares under the Interest Conversion Right separately are not expected to exceed 15% of the issued capital after implementation of the Listed Note Conversion, the grant of those rights and securities, together with other convertible or equity securities to be issued, may exceed the 15% threshold. The approval will enable ERG to disregard Shares issued under the Debt Conversion Rights and the Ingot Options and under the Interest Conversion Right in the future when calculating the 15% threshold for new issues in the future.

(iii) As an ordinary resolution under the restrictions on issues of securities to related parties of a company under the ASX Listing Rules (rule 10.11) in relation to Shares which will be issued to a related party of ERG and their associates. It is anticipated that Mr Duncan Saville or his nominee will join the Board following implementation of the Listed Note Conversion. The Ingot Entities are associated with Mr Saville and so will be considered to be related parties.

The ASX Listing Rules contain restrictions on the period of effectiveness of some of the approvals obtained from Shareholders. ERG will seek waivers from ASX to ensure that the securities referred to above can be issued without the requirement for further Shareholder approval. At present, ERG cannot confirm that the waivers sought will be granted.

The Shareholder approvals for the Debt Conversion Rights, the Ingot Options and the Interest Conversion Rights are inter-conditional with the Shareholder approvals for the Listed Note Conversion. Accordingly, if the approvals for any of the Listed Note Conversion or the Debt Restructure are not approved, neither of those components of the Recapitalisation Proposal will proceed.

5.5 Rights Issue

Following implementation of the Listed Note Conversion, ERG currently intends to seek to raise up to $50 million through a renounceable Rights Issue. There is no guarantee that the full $50 million will be



raised and ERG has a discretion whether or not to proceed with the Rights Issue. Details of the proposed issue are set out below.

(a) Rights Issue terms

The key terms of the Rights Issue are set out below:

(i) All Shareholders will be entitled to participate in the Rights Issue, including persons who receive Shares under the Listed Note Conversion and the April Interest Capitalisation, provided they remain registered as holders of those Shares as at the Rights Issue Record Date. Ineligible Foreign Noteholders whose Share entitlement under the Listed Note Conversion and April Interest Capitalisation are issued to the nominee for sale are not expected to be holders of Shares at this date and so will not participate in the Rights Issue.

(ii) Similarly, any person whose Notes are classified as Excluded Notes will not be a Shareholder on the Rights Issue Record Date in respect of those Notes and will not participate in the Rights Issue.

(iii) The Rights Issue is renounceable. This means that even if Shareholders do not wish to subscribe for Preference Shares and attaching Listed Options they can sell their rights on the ASX (subject to there being a viable market for the rights). The Prospectus relating to the Rights Issue will set out full details on how Shareholders can deal with rights or subscribe for new Preference Shares and attaching Listed Options.

(iv) The issue price under the Rights Issue is currently intended to be $0.15 per new Preference Share. The final pricing is yet to be determined and will be determined by the Board based on the market conditions prevailing at the time the Prospectus is finalised. This is expected to be shortly after completion of the Listed Note Conversion.

(v) A Prospectus will be issued and made available in relation to the Rights Issue when the securities are offered and any person who wishes to subscribe for Preference Shares and Listed Options will need to complete the application form which will accompany the Prospectus.

A final decision whether or not to proceed with the Rights Issue will be made following implementation of the Listed Note Conversion and the Company is not bound to proceed with the issue.

(b) Approval requirements

The terms of the Preference Shares require Shareholder approval under the Corporations Act before they can be issued by ERG. Accordingly, Shareholders are being asked to approve the terms of issue of the Preference Shares by special resolution.



(c) Preference Share terms

The Preference Shares offered under the Rights Issue will provide preferential rights over and above those of Shares. The final terms will be determined at the time of the Rights Issue. The anticipated key terms are set out below:

(i) Each Preference Share is convertible at the election of the holder into one Share. Preference Shares may be converted during two nominated window periods each year or if control of ERG passes under a takeover offer or scheme of arrangement. ERG can convert or redeem the Preference Shares after five years, subject to any relevant restrictions at law. If ERG elects to convert the Preference Shares, the conversion ratio is the greater of one Share for each Preference Share, or the ratio linked to a volume weighted average price of Shares at the time of conversion.

(ii) The Preference Shares entitle the holders to a preferential dividend at the rate of 10% per annum. The payment of dividends is at the discretion of the Directors and is subject to the Directors declaring or resolving to pay a dividend on the Preference Shares and there being no impediment at law to the payment. Dividends can only be paid out of profits of the Company. ERG will use reasonable endeavours to ensure that there are sufficient profits to pay out dividends and that dividends are paid when sufficient profits are available. ERG may pay dividends by the issue of additional Shares based on the volume weighted average price of Shares prior to the relevant dividend payment date. A dividend which is not paid (or satisfied by the issue of Shares) when due will accumulate. Accumulated but unpaid dividends will be converted to Shares on conversion. Dividends payable on the Preference Shares will be paid in priority to any dividend on the Shares. No dividend can be paid on Shares until all accumulated dividends have been paid. Similarly, no dividends can be paid on Shares while there are Excluded Notes on issue. The Company can decide to pay dividends on the Preference Shares by an issue of new Shares based on the volume weighted average price.

(iii) The Preference Shares are redeemable at their issue price of $0.15 at the election of ERG at any time after five years (subject to the holder's right to convert following notification of intended redemption). Under the Corporations Act, redemption is only permitted from profits or the proceeds of a new issue of Shares made for the purpose of redemption. Holders are not entitled to require redemption of the Preference Shares.

(iv) On a winding up of ERG, Preference Shares have a right to receive the issue price of $0.15 and any accumulated but unpaid dividends in priority to any return of capital to holders of Shares.

(v) It is intended that if the Rights Issue proceeds, the Preference Shares will be listed for quotation on ASX.

(d) Listed Option terms

The Listed Options will provide additional value to the subscribers under the Rights Issue and a potential future source of funds to ERG (subject to the options being exercised). The key terms of the Listed Options to be offered under the Rights Issue are summarised below:



(i) A Listed Option entitles the holder, on payment of the exercise price of $0.20, to receive one Share. Listed Options may be exercised by the holder at any time after the date of issue.

(ii) The Listed Options will lapse if not exercised on or before 30 May 2008.

(iii) It is intended that if the Rights Issue proceeds, the Listed Options will be quoted on ASX.

(e) Underwriting arrangements

The Company has underwriting agreements with SUITS (an Ingot Entity) and Babcock & Brown for $23 million of the Rights Issue. Australian Ethical has indicated it is willing to commit to take up at least $2.5 million of its entitlement to Preference Shares under the Rights Issue and may also underwrite a portion of the Rights Issue. The key terms of the SUITS and Babcock & Brown underwriting arrangements are set out below:

(i) SUITS has undertaken to underwrite the Rights Issue for up to an aggregate amount of $20 million. SUITS will satisfy its obligation to subscribe for any shortfall first by setting off any amount owed to SUITS by ERG under the Ingot Loans. An underwriting fee of 3% of the aggregate amount of SUITS' underwriting commitment will be payable to SUITS. The SUITS underwriting commitment is subject to a limited number of conditions, including the Listed Note Conversion taking effect and the conversion rights for the Ingot Loans, as well as the terms of the Preference Shares, being approved by Shareholders and no insolvency event occurring in respect of ERG or any of its material operating subsidiaries.

(ii) Babcock & Brown has undertaken to underwrite the Rights Issue for up to $3 million. An underwriting fee of 3% of the actual amount of any shortfall Babcock & Brown are called on to subscribe for under this underwriting obligation is payable. The Babcock & Brown underwriting commitment is subject to a limited number of conditions, including the Listed Note Conversion taking effect and the conversion rights for the Ingot Loans, as well as the terms of the Preference Shares, being approved by Shareholders and no insolvency event occurring in respect of ERG or any of its material operating subsidiaries. If called upon to contribute to any shortfall of the Rights Issue, Babcock & Brown will first offset the underwriting commitment against fees payable by the Company to Babcock & Brown.

(iii) Paterson Ord Minnett **(POM)** has been mandated by ERG to facilitate the underwriting of the full $50 million Rights Issue. POM's underwriting obligations are to be agreed and will be conditional on obtaining sub-underwriters and on usual termination events. It is expected that POM will receive an issue management fee of 1% and an underwriting fee of 3% of the amount actually underwritten (excluding any amount actually underwritten by SUITS and Babcock & Brown). The minimum management fee payable to POM is $175,000. POM is expected to advise the level of underwriting support it can provide (if any) just prior to issue of the Prospectus for the Rights Issue. In addition, ERG may pay a lodgement fee on entitlement and applications stamped by a broker and accepted by ERG.

(iv) The Prospectus for the Rights Issue will contain a shortfall application to permit Shareholders and retail investors to subscribe for additional preference shares.



(f) Foreign Shareholders

Persons who are classified as ineligible foreign shareholders will have their entitlements to rights under the Rights Issue issued to a nominee and sold on their behalf.

5.6 Future Interest Capitalisation

The Company has an annual interest obligation on the Notes of over $18 million. If the Future Interest Capitalisation obtains the required approvals, the Company may elect to satisfy future interest payments by the issue of Shares.

The issue price of Shares under the Future Interest Capitalisation is based on 95% of the volume weighted average price of Shares on ASX during the 5 trading days prior to the relevant interest payment date.

A Noteholder may seek to have its Notes classified as Excluded Notes for the purposes of the Future Interest Capitalisation by following the procedure set out in Condition 3B.8 of the amended conditions (set out in full in the Note Trust Amending Deed attached as Annexure 3).

The Company may seek to apply the Future Interest Capitalisation rights only if:

(a) all necessary approvals for the issue of Shares as part of the Future Interest Capitalisation have been obtained prior to the relevant interest payment date; and

(b) the Company announces its intention to apply the Future Interest Capitalisation at least 20 business days prior to the relevant interest record date.

5.7 Share Consolidation

Following completion of the Listed Note Conversion and the Rights Issue, ERG will have over 3 billion Shares on issue. The Board considers that the number of Shares on issue is excessive. Accordingly, it is intended that the number of Shares on issue be reduced by consolidating every ten Shares into one Share.

The Share Consolidation is not expected to be implemented until all other steps under the Recapitalisation Proposal have been completed.

(a) Impact of Share Consolidation

The Share Consolidation will reduce the number of Shares on issue following the Listed Note Conversion from approximately 3 billion Shares to 300 million Shares.

The Share Consolidation will have no impact on the amount of paid up share capital in the Company and involves no return of capital to Shareholders.

Theoretically, all other things being equal, following the Share Consolidation the Share price of Shares on ASX should be ten times that of the pre-Share Consolidation Share price. In practice, the Share price is affected by a range of factors outside the control of the Company



(including the impact of the Recapitalisation Proposal itself) and so the post-Share Consolidation Share price cannot be forecast.

The terms of all issued securities in ERG including the Preference Shares and Listed Options will be adjusted to take account of the Share Consolidation.

Shareholders are urged to carefully consider the implications of the Share Consolidation on the Share price before making decisions to deal in Shares at or around the time of the Share Consolidation.

(b) Fractional entitlements to Shares

Shareholders entitled to a fraction of a Share will have the fractional entitlement rounded down to the nearest whole number of Shares.

(c) Approval requirements

The Share Consolidation requires approval by Shareholders by ordinary resolution. The Share Consolidation is voted on independently by the Shareholders and may or may not proceed irrespective of the voting on other elements of the Recapitalisation Proposal.

(d) Timing for implementation

If approved by Shareholders, the Share Consolidation will take effect on a date to be specified by ERG and which will be announced to ASX. The date selected by ERG will be after completion of the Rights Issue, if the Rights Issue proceeds, and in any event will be no later than 30 September 2003 (provided it is approved by Shareholders).

5.8 Foreign Noteholders

(a) Treatment of Ineligible Foreign Noteholders

ERG is not obliged to issue Shares to a Noteholder under the Listed Note Conversion or the April Interest Capitalisation if the Noteholder is an Ineligible Foreign Noteholder. An "**Ineligible Foreign Noteholder**" means a Noteholder determined by ERG to be:

(i) a person whose address as shown in the Note register is a place outside Australia and its external territories; or

(ii) a person acting on behalf of a person referred to in paragraph (a),

unless ERG is satisfied before the implementation of the April Interest Capitalisation and/or the Listed Note Conversion that the laws of the relevant place permit the issue and allotment of Shares to that Noteholder either unconditionally or after compliance with conditions which the Company in its sole discretion regards as acceptable and not unduly onerous.



(b) Noteholders resident in New Zealand

It is expected that the April Interest Capitalisation and the Listed Note Conversion will be extended to Noteholders resident in New Zealand and those Noteholders will not be treated as Ineligible Foreign Noteholders.

(c) Noteholders resident in the United Kingdom

Noteholders resident in the United Kingdom will not be treated as Ineligible Foreign Noteholders provided that at the time of issue of the Shares under the April Interest Capitalisation or the Listed Note Conversion as the case may be a relevant exemption applies under the Public Offers of Securities Regulations 1995 (UK). One of those exemptions is that not more than 50 offers of ERG securities are made in the UK in any 12 month period and the securities are not listed in the UK. Given the small number of Noteholders having a registered address in the UK, it is expected that this exemption will allow UK resident Noteholders to receive Shares rather than have them issued to a nominee.

(d) Noteholders resident in Jersey

Noteholders resident in Jersey will not be treated as Ineligible Foreign Noteholders provided that ERG obtains consent under the Borrowing Control (Jersey) Law 1947 (as amended) to the circulation of this document in Jersey from the Jersey Financial Services Commission. If the consent can be obtained within the required timeframes so as not to delay the dispatch of these documents, ERG will endeavour to obtain it. Noteholders in Jersey may contact the Company's toll free information line on 1300 131 875 to confirm whether the relevant consent has been obtained.

(e) Noteholders resident in Singapore

It is expected that the April Interest Capitalisation and the Listed Note Conversion will be extended to Noteholders resident in Singapore and those Noteholders will not be treated as Ineligible Foreign Noteholders.

(f) Noteholders resident in Hong Kong

It is expected that the April Interest Capitalisation and the Listed Note Conversion will be extended to Noteholders resident in Hong Kong and those Noteholders will not be treated as Ineligible Foreign Noteholders.

(g) Noteholders resident in the Netherlands

In order to comply with the *Netherlands Securities Market Supervision Act 1995* (*Wet toezicht effectenverkeer 1995)*, the Shares to be issued under the April Interest Capitalisation and the Listed Note Conversion are and will only be offered to individuals or legal entities situated in the Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities firms, insurance companies, pension funds, investment institutions, central governments, large international and supranational organisations, other institutional investors and other parties, including treasury departments of commercial



enterprises, which are regularly active in the financial market in a professional manner) (**Netherlands Foreign Holders**).

Netherlands Foreign Holders will not be treated as Ineligible Foreign Noteholders and will be entitled to receive Shares under the April Interest Capitalisation and the Listed Note Conversion.

(h) Noteholders resident in Belgium

Professional investors under the relevant Belgian laws will not be treated as Ineligible Foreign Noteholders and will be entitled to receive Shares under the April Interest Capitalisation and the Listed Note Conversion.

This document has not been submitted for approval to the Belgian Banking and Finance Commission and, accordingly, the Shares issued as a result of the April Interest Capitalisation or the Listed Note Conversion may not be distributed by way of public offering in Belgium. This document may not be distributed to any person in Belgium other than a professional investor.

(i) Nominee Sale Process

The Company will appoint a nominee to sell the Share entitlement of Ineligible Foreign Noteholders under the April Interest Capitalisation and the Listed Note Conversion. The net proceeds of the sale of these Shares will then be forwarded as soon as practicable to the Ineligible Foreign Noteholders, in proportion to their entitlement to such Shares. The Ineligible Foreign Noteholders for the April Interest Capitalisation and the Listed Note Conversion will be treated separately. It is expected that Shares received by the nominee will be sold prior to the Rights Issue Record Date and so Ineligible Foreign Noteholders will not participate in the Rights Issue.

The nominee will be requested to sell the shares of Ineligible Foreign Noteholders through such mechanism as is approved by the Directors. The period for sale will be selected by ERG and will not be more than 90 days. Neither ERG nor its nominee will be held liable for a failure to sell shares at any particular price. More details in relation to the sale process are set out in the Note Trust Amending Deed annexed as Annexure 3.

(j) s842 Carve Out for UK Investment Trusts

An Investment Trust is known in the United Kingdom (**UK**) as a public company which uses its expertise to invest pooled resources mostly in stocks and shares of other companies. An Approved Investment Trust for the purposes of s842 of the UK Tax Act is exempt from corporations tax on capital gains derived by the trust. There are strict tax and legal requirements for obtaining approval as an Investment Trust and these requirements must be met at all times throughout each accounting period for which approval is sought.

If a Noteholder, a person beneficially entitled to the Notes registered in the name of the Noteholder or any of their respective related bodies corporate (**Affected Noteholders**) would or are reasonably expected to cease to qualify as an "Investment Trust" under section 842 of the UK Tax Act as a result of the issue of Shares under the April Interest Capitalisation, the Listed Note Conversion or the Future Interest Capitalisation (as the case may be), the Affected



Noteholder may apply to ERG to have their Notes classified as Excluded Notes. The application must include:

- written advice addressed to the Company from a tax or legal adviser who is qualified to advise in relation to s842 of the UK Tax Act; or
- such other written evidence as is reasonably acceptable to the Company.

To have their Notes classified as Excluded Notes, the Affected Noteholder must provide the relevant information specified above together with the additional information regarding the Notes which are to be classified as Excluded Notes including the registration details (see Note Trust Amending Deed conditions 3A.7 and 20.6 for details):

- in relation to the April Interest Capitalisation, by 11.00am (Sydney time) on 1 April 2003 or such later dated as the Note Trust Amending Deed is executed; and
- in relation to the Listed Note Conversion, by at least four business days before the Listed Note Conversion Record Date. This date will be announced by ERG following satisfaction of the conditions for the Listed Note Conversion.

If an Affected Noteholder proposes to provide evidence other than written advice addressed to the Company from an appropriate tax or legal adviser as specified above, they are urged to provide the information as soon as possible and in any event before the Noteholder Meeting so that the information provided can be assessed by ERG.

If an Affected Noteholder has questions in relation to the requirements to have their Notes classified as Excluded Notes, it should contact the Company's toll free information line on 1300 131 875.

Similar arrangements apply in relation to the SUITS underwriting (see summary of the SUITS Underwriting Agreement in Section 6.5(a)).



6 Additional Information

6.1 Risks

Activities of ERG are subject to a number of risks and other factors, which may impact its future performance. Some of these risks can be mitigated by the use of safeguards and appropriate controls; however, many are outside the control of ERG and cannot be mitigated. There are also general risks associated with any investment in shares. Hence, investors should be aware that the performance of ERG may be affected and the value of its shares may rise or fall over any given period. Some of the factors which should be considered in analysing ERG include, but are not limited to, the timing and receipt of revenue by ERG and the following.

(a) General investment risks

A number of factors outside the control of ERG may significantly impact on ERG, its performance and the price of its shares. These factors include economic conditions in Australia and internationally; relative changes in foreign exchange rates, particularly the relationship between the US Dollar and the Australian Dollar; investor sentiment and local and international stock market conditions; changes in fiscal, monetary and regulatory policies such as inflation and changes to interest rates; developments in technology markets generally and war and international politics and relations generally. Investors should recognise that revenues, expenses and cash flows could be negatively affected by any of the above factors, which, in turn, may affect the price of shares in ERG. There can be no assurance that these variables will not change in a manner detrimental to ERG or the Group.

(i) Market risk

There can be no assurance as to the price and level of trading of shares or other securities issued by ERG from time to time.

(ii) Legislative and tax reform

ERG is subject to numerous federal, state and local legislation. This legislation, including any future changes, may have a material adverse effect on ERG's operations. ERG also operates in many foreign jurisdictions and so in relation to foreign projects is subject to foreign laws and, in certain cases, sovereign risk issues.

(iii) Future dividends

Shares in the Company are entitled to participate in dividends declared by Directors of the Company. ERG has historically declared dividends; however, the Company cannot foresee the amount of future dividends or the timing of when dividends may be declared or paid. If the Listed Note Conversion proceeds and Notes are classified as Excluded Notes, ERG has undertaken not to pay a dividend on Shares until there are no Excluded Notes on issue. Preference Shares have priority in relation to the payment of dividends.



(b) Operational and business risks

(i) Competition

ERG is one of the few participants in the AFC industry with established projects incorporating fully integrated smart card technology. This provides ERG with a significant marketing edge over its competition and has assisted in recent project successes. Competitors on recent tenders have differed showing few companies entering the market in a consistent and committed manner. The emergence of a strong competitor or competitors, with a marketing, technical or financial edge could, however, have a material adverse effect on ERG's operations and financial performance.

(ii) Reliance on AFC Industry

A significant portion of ERG's revenue is derived from the provision of smart card based AFC systems. Should there be an unexpected downturn in this business sector it could have a material adverse effect on ERG's operations and financial performance.

The timing of the tender and award of the projects for which ERG tenders is principally driven by its customers. ERG has limited capacity to significantly affect this timing. The customers stipulate certain requirements for their projects, including performance bonds. The ability of ERG to meet the customer's contractual requirements, both operational and financial, has a significant impact on the outlook for the business.

(iii) Managing growth

ERG has enjoyed significant growth over a number of years. Although ERG expects to be able to manage the growth of sales, staff, and large-scale projects in the years ahead, it remains a significant challenge, particularly with the recent award of three major contracts (Washington DC, Sydney and Seattle). If ERG is unable to manage this growth effectively it could have a material adverse effect on ERG's results of operations and financial condition.

ERG's experience over past years, particularly in AFC systems, during a period of significant growth has provided substantial expertise within the Group and will provide the basis for managing future growth.

(iv) Staffing

ERG's success relies on its ability to attract, motivate and retain highly skilled and qualified management and technical personnel. If ERG was unable to do so, it could have a material adverse effect on ERG's operating results and financial condition. In addition, there can be no assurance that ERG will be able to hire qualified persons when needed or on favourable terms or that new employees will be successfully integrated into ERG's operations.

ERG has an Employee Share Incentive Scheme and an Executive Option Plan in place. In part, these schemes are to assist the Company to attract, motivate and retain appropriate staff.



(v) Funding facilities

ERG currently utilises credit and bond facilities provided by a number of financiers, in some cases under a security trust arrangement. These facilities often contain restrictive covenants. These covenants place significant restrictions on, among other things, the ability of ERG to create liens or other encumbrances, to make certain payments and investments, to sell or otherwise dispose of assets and to merge or consolidate with other entities. Certain facilities require ERG to maintain specified consolidated ratios. ERG's ability to comply with the covenants and other provisions of the credit facilities may be affected by events beyond its control, and there can be no assurance that ERG will comply with such covenants or other provisions.

(vi) Liquidity

To manage targeted growth levels, and to provide sufficient working capital to perform its operating activities and to pursue opportunities on the most favourable terms, ERG needs to ensure that it has access to adequate levels of funding.

ERG's business is substantially dependent on large contracts for the installation of AFC systems. From time to time participants in the industry experience contractual disputes with customers and suppliers, which if not quickly resolved, can have an adverse impact on the cash flow and liquidity of the business. Similarly, delays caused by the customer or ERG can impact liquidity.

(vii) Foreign exchange risk

ERG operates in a number of foreign jurisdictions and consequently is exposed to unfavourable movements in foreign exchange rates. A significant proportion of earnings and cash flows within ERG are denominated in foreign currencies and are therefore subject to currency fluctuation. In addition, the balance of the cash component of the acquisition price for PWI is payable in foreign currencies and so ERG bears the risk of any adverse movements in the relevant exchange rates. ERG continuously reviews its exposure to these risks and seeks to minimise them through the adoption of appropriate hedging mechanisms. However, effecting a sound hedging strategy is partly dependent on the continuing provision of treasury lines by ERG's bankers. The Group also employs the services of external treasury management experts who provide specialist advice on foreign exchange and interest rate risks.

(viii) Reliance on strategy

ERG's growth strategy also relies heavily on market acceptance of multi-application smart cards and in particular, ERG's smart card technology. There is a risk that market acceptance of ERG's smart card services will not be as high as the Company expects, or that market acceptance may take longer than expected to materialise, in which case ERG's future revenues and profits could be adversely affected.



(ix) Research and development

ERG will continue to develop products that are leading the field in multi-application and security systems for smart cards. There is a risk that the research and development costs associated with delivering contracted products and in developing new products exceeds the costs estimated by the Company. ERG has controls in place to manage these risks and continually reviews the research and development effort to ensure the focus is on customer driven applications.

(x) Technology and intellectual property risks

The industries that the Group operate in are highly dependent on technology. There is a risk that technological advances, if developed by other parties, will compete with technologies promoted by the Group.

ERG believes that, particularly in the AFC industry, the high level of investment and the likely time required to develop competing technology represents a significant barrier to entry for new competitors. ERG's success in recent major smart card transit projects is likely to ensure that its competitive advantage is maintained for some time to come. ERG will continue to invest in research and development to help maintain its competitive advantage.

ERG's AFC system technology has been implemented in numerous locations throughout the world and has been operating at or above design specifications, in some places for many years. Due to the competitive nature of the large projects ERG competes for, ERG has not always been able to limit its exposure for consequential loss arising from defective work. While this has not historically proven to be an issue for ERG, it could be adversely affected, both financially and to its reputation, if there are technological or workmanship defects in the future.

The market for ERG's products is characterised by rapidly changing technology, evolving industry standards and frequent product innovations and enhancements. In addition to continuously developing and modifying its technology, ERG must also protect the technology and intellectual property it develops through appropriate copyrights, patents, trademarks and licences.

ERG has recently had to formally warn one of its licensees not to use the ERG technology or any copy or variant of it outside the scope of its licence. ERG is not aware of any actual breach of the relevant licence at this point in time but if a breach occurs or the Company becomes aware that a breach has occurred the Company will exercise all available rights to protect its position.

There is a risk that ERG's competitors may develop an alternative technology that proves to be more successful than smart cards; that intellectual property developed by the Group may be misappropriated; or substantially similar technology or intellectual property to that developed by ERG may be legally developed, patented and used by competitors. The failure or inability of ERG to develop new technology and to protect its intellectual property may reduce the Group's competitive position and financial performance.



(xi) Patent protection

As with many technology development companies who experience a rapid rate of technological development, ERG has in the past employed only limited patent protection in relation to much of its technology. Important components of its technology protection procedures include maintaining confidentiality (particularly of source codes), continually improving the technology through further research and development and reliance on common law and copyright laws. As ERG's technology has become further refined and advanced, ERG has applied for patent protection for certain core components of its technology.

(xii) Subcontractor risk

ERG relies on a limited number of subcontractors for the provision of certain services. If these subcontractors fail to perform or seek alternative subcontracting opportunities, there is potential for delay of the rollout of products. ERG has, however, successfully managed the use of subcontractors for many years, and significantly reduced their use over the last year.

(xiii) Reliance on information

ERG seeks to conduct thorough legal and financial due diligence on businesses or technologies it acquires in order to make a more informed assessment of the operational and financial profile and prospects. This due diligence process relies heavily upon information provided by other parties. There is a risk that this information is incorrect, misinterpreted or insufficient.

(c) Other risks

(i) Forward looking statements and preparation of financial statements

The statements in this document which constitute forward looking statements involve known and unknown risks, uncertainties and other factors which may impact on actual outcomes, many of which are outside the control of ERG. These factors include economic conditions in the markets in which ERG operates, consumer acceptance of smart card and electronic ticketing solutions, the timing and result of tender decisions and general achievement of the Company's business forecasts. These factors will cause the actual results, performance or achievements of ERG to differ, perhaps materially, from the results, performance or achievements expressed or implied by those forward looking statements. The forward looking statements do not constitute a representation that future results will be achieved in the amounts or by the dates indicated and are presented as a guide to investors to assist them in assessing ERG in the context of the resolutions to be considered at the Noteholders Meeting. The forward looking statements are based on information available to ERG as at the date of this Information Memorandum.

The consolidated financial statements have been prepared taking into account the Directors' current assessment of the prospects for successful development and commercialisation of the Group's smart card and electronic ticketing solutions. Recoverability of the Company's recorded amounts for non-current assets depends on



future events, which involve risks and uncertainties, some of which are outside the control of the Company.

(ii) Financial risks

As indicated by the emphasis of matter audit opinion in the December 2002 half-yearly financial statements for ERG, there is ongoing risk associated with the financial position of ERG. This Information Memorandum seeks to provide information for Noteholders to assess that risk. Given the current financial position of ERG, the impact of what were considered minor adverse events in times when the Company was more financially secure may have a material adverse impact on ERG.

(iii) Transaction risks

The Recapitalisation Proposal requires actions and undertakings by a range of parties not controlled by ERG to be performed, such as the underwriters, Shareholders and Noteholders. Similarly, the PWI Sale will require the performance by counterparties and third parties of certain acts and obligations for the transactions to be successfully completed. Irrespective of the legal obligations imposed under agreements, there remains a risk that other parties do not perform their obligations in full or at all. The failure of other parties to act as expected or in accordance with contractual obligations may have an adverse impact on ERG.

(iv) Other potential outcomes

The implications for Noteholders under the Recapitalisation Proposal may vary significantly depending which components of the Recapitalisation Proposal and the PWI Sale are implemented, which are not and what other events occur in relation to ERG.

(v) Control Change

As indicated in Section 3.4(b), on implementation of the Listed Note Conversion and the April Interest Capitalisation the Ingot Entities will hold approximately 26.67% of the issued capital in ERG (subject to no Notes held by the Ingot Entities being classified as Excluded Notes). ERG's current largest Shareholder holds approximately 3.3% of the issued capital (see Section 3.4).

Therefore, as a result of the Recapitalisation Proposal, ERG will have a major Shareholder, being the Ingot Entities, which may impact on potential takeovers of the Company. The existence of a major Shareholder may encourage potential bidders, as a major Shareholder now exists with whom the bidder can negotiate terms of any proposed takeover offer.

However, the Ingot Entities becoming a major Shareholder will mean that any potential bidder of ERG will more than likely need to persuade them to accept the offer in order to obtain control. This may make ERG a less attractive takeover target for a potential bidder.



6.2 Trading implications for ERG Noteholders

(a) April Interest Capitalisation

The Shares issued under the April Interest Capitalisation are expected to be listed for quotation from the commencement of trading on 4 April 2003.

(b) Listed Note Conversion

Following satisfaction of the conditions for implementation of the Listed Note Conversion, ERG will make an announcement specifying the relevant implications for the trading in Notes and Shares to be issued on conversion of the Notes.

It is expected that trading in Notes on ASX will cease at the end of trading on the Conversion Date (as defined in the Note Trust Amending Deed) and deferred delivery trading in new Shares to be issued on conversion will begin at the commencement of trading the following trading day.

As statements for the new Shares will not have been dispatched by this date, it is the responsibility of Noteholders to confirm the number of Shares to which they will be entitled prior to trading their new Shares. Noteholders who sell their Shares before receiving an allotment notification form for those Shares do so at their own risk.

6.3 Tax report

Refer to Annexure 2 for the tax report compiled by Ernst & Young.

6.4 Directors' interests

(a) Disclosure of interests

Interests of the Directors in Shares and Notes of the Company

The Directors and their related entities have the following interests in Shares, Notes and ERG options as at the date of this Information Memorandum:

Name	Options	Shares	Notes	Shares Issued Under the ERG Limited Employee Share Incentive Scheme (Unlisted)
A S Murdoch	0	785,000	0	0
P J Fogarty	3,750,000	6,101,243	4,763	5,250,000
E L Bolto	0	3,357,614	0	0
D J Humann	0	0	0	0
G L Crew	0	226,552	0	0
R N Topfer	0	0	0	0

Notes:

- Directors' interests include interests they have in Shares and Notes registered in the name of other persons.
- Option terms have previously been disclosed to ASX.



Babcock & Brown Pty Ltd

Robert Topfer is also a director of Babcock & Brown.

As noted at Section 5.4(c) above an associated company, Babcock & Brown Barton Pty Ltd, as nominee for Babcock & Brown Financial Services Pty Ltd, has advanced loan funding to ERG. Babcock & Brown has provided corporate advisory services to ERG.

Babcock & Brown has received fees and provided services as disclosed in Section 6.5(c).

Agreements or arrangements with Directors

LTC Management Pty Ltd, of which Peter Fogarty is a director and shareholder, is entitled to incentive and bonus payments under the consultancy agreement it has with the Company. The Recapitalisation Proposal may affect the application of those payments.

There are no other agreements with Directors in relation to the Recapitalisation Proposal.

6.5 Material contracts summaries

(a) Underwriting agreements

SUITS Underwriting Agreement

ERG has entered into an underwriting agreement with SUITS. SUITS has agreed to underwrite the Rights Issue for an amount of $20 million, comprising 133,133,333 Preference Shares.

SUITS' obligation in respect of any shortfall is reduced on a dollar for dollar basis by all applications received under the Rights Issue, including any applications received in satisfaction of the underwriting and sub-underwriting obligations of others, except for underwriting by Babcock & Brown up to $3 million and any subscriptions from Australian Ethical Investments Limited up to $2.5 million.

ERG has agreed to pay SUITS an underwriting commission of 3% of the full value of SUITS' underwriting commitment of $20 million. No underwriting commission is payable if the Rights Issue does not proceed or the agreement is terminated.

ERG must also pay SUITS' reasonable costs incurred in connection with the Rights Issue. This obligation continues if the agreement is terminated by SUITS.

ERG indemnifies SUITS and their directors, officers, employees and related entities against all claims or losses they may sustain or incur as a result of:

(i) any announcement or other promotion made by ERG or by SUITS with ERG's approval in relation to the Rights Issue or the Prospectus;

(ii) any non-compliance by ERG, its officers or employees with any applicable law in relation to the Rights Issue or the Prospectus;



(iii) any investigation undertaken by ASIC or other regulatory bodies in relation to the Rights Issue or the Prospectus; or

(iv) any material breach by ERG of any of the terms of the SUITS Underwriting Agreement which is not rectified within five business days.

SUITS may terminate its obligations under the underwriting agreement by notice, without any cost or liability to SUITS, if any one or more of the following occurs prior to the allotment of the Rights Issue Preference Shares and Listed Options:

(i) SUITS reasonably forms the view that there is a material omission or false or misleading statement in the Prospectus, or the Prospectus does not otherwise comply with the requirements of the Corporations Act and the defect is not rectified prior to lodgement of the Prospectus with ASIC;

(ii) ERG is in material breach of any of the terms of the underwriting agreement which is not rectified within five Business Days;

(iii) ERG or any of its material operating subsidiaries is or becomes unable to pay debts when they are due or is presumed to be insolvent under the Corporations Act;

(iv) a voluntary administrator, liquidator or receiver or other external administrator is appointed to ERG or any of its material operating subsidiaries; or

(v) Shareholders do not approve the Listed Note Conversion, the Debt Conversion Rights or the issue of Unlisted and Listed Options to SUITS in accordance with the terms of the Ingot Loans;

(vi) Shareholders do not approve the Preference Share terms;

(vii) documents relating to the Recapitalisation Proposal and specified by SUITS are not approved by SUITS prior to finalisation; or

(viii) the Prospectus is not lodged with ASIC on or before 30 June 2003.

To the extent that SUITS is required to provide funds under its underwriting commitment, SUITS will provide those funds by setting off any amount due to ERG under the SUITS Underwriting Agreement against any amounts owing by ERG to SUITS under the Ingot Loans.

ERG must consult with SUITS with respect to any references to SUITS or the SUITS Underwriting Agreement and any statements attributed to SUITS which are contained in the Prospectus.

If the satisfaction of SUITS' obligations with respect to the underwriting commitment would or would be likely to result in a breach of s842 of the UK Tax Act, then SUITS may satisfy that portion of its underwriting commitment by reclassifying the relevant amount of the Ingot Loan into an "Excluded Loan". The Excluded Loan will have the following key terms:



(i) the Excluded Loan will not accrue interest, will be unsecured and have no right to repayment other than on a winding up of ERG;

(ii) SUITS will be entitled to participate in a winding up to the same extent as a holder of Preference Shares with an equivalent value of the Excluded Loan;

(iii) SUITS can transfer the Excluded Loan to a related body corporate without consent, or to any other party with ERG's prior written consent;

(iv) SUITS will be entitled to receive the same amounts, on the same dates, in respect of the Excluded Loan as it would have been entitled to receive as dividend payments on the Preference Shares if the Excluded Loan had been converted into Preference Shares at the issue price under the Rights Issue;

(v) if Preference Shareholders are paid a dividend by the issue of new Shares then SUITS will not receive new Shares but the value of the dividend paid will be accumulated during the period of the Excluded Loan, which amount SUITS may then elect to convert into Shares at the issue price under the Rights Issue;

(vi) SUITS may elect to convert any or all of the Excluded Loan into Preference Shares at the issue price under the Rights Issue by notice to ERG;

(vii) if any or all of the Excluded Loan is not converted within five years, the remaining Excluded Loan will automatically be converted into Preference Shares which will be issued to a nominee, sold and the net proceeds of sale returned to SUITS.

Babcock & Brown Underwriting Agreement

ERG has entered into an underwriting agreement with Babcock & Brown. Babcock & Brown has agreed to underwrite the Rights Issue for an amount of $3 million, comprising 20,000,000 Preference Shares.

Babcock & Brown may elect to enter into a sub-underwriting agreement with POM or any other underwriter of the Rights Issue. Notwithstanding any clause or rights of termination under such sub-underwriting agreement, Babcock & Brown will have no right to terminate its underwriting commitment under the Babcock & Brown Underwriting Agreement other than in accordance with the termination events set out below.

Babcock & Brown's obligation in respect of any shortfall is reduced on a dollar for dollar basis by all applications received under the Rights Issue after the receipt of at least $20 million (or if Australian Ethical Investments Limited takes up its entitlement to Preference Shares, $20 million plus the amount subscribed by Australian Ethical), including any applications received in satisfaction of the underwriting and sub-underwriting obligations of others, including POM and SUITS.

To the extent that Babcock & Brown is required to provide funds under its underwriting commitment, Babcock & Brown will provide those funds by setting off any amount due to ERG under the underwriting commitment against any amounts owing in respect of fees by ERG to Babcock & Brown (see Section 6.5(c) below regarding the B&B Loan for details of fees).



ERG has agreed that any funds raised under the Rights Issue (other than funds received in set-off under the SUITS Underwriting Agreement or the Babcock & Brown Underwriting Agreement) must be applied in accordance with the B&B Loan (details of which are set out in Section 6.5(c) below).

ERG must consult with Babcock & Brown with respect to any references to Babcock & Brown or the Babcock & Brown Underwriting Agreement, any statements attributed to Babcock & Brown which are contained in the Prospectus and any material amendment to the terms of the Preference Shares prior to lodgement of the Prospectus with ASIC.

ERG has agreed to pay Babcock & Brown an underwriting commission of 3% of the actual amount of the shortfall that Babcock & Brown is called on to subscribe for, excluding any applications by Babcock & Brown in relation to their sub-underwriting arrangements.

ERG must also pay Babcock & Brown's reasonable costs incurred in connection with the Rights Issue. This obligation continues if the agreement is terminated by Babcock & Brown.

ERG indemnifies Babcock & Brown and their directors, officers, employees and related entities against all claims or losses they may sustain or incur as a result of:

(i) any announcement or other promotion made by ERG or by Babcock & Brown with ERG's approval in relation to the Rights Issue or the Prospectus;

(ii) any non-compliance by ERG, its officers or employees with any applicable law in relation to the Rights Issue or the Prospectus;

(iii) any investigation undertaken by ASIC or any other regulatory body in relation to the Rights Issue or the Prospectus;

(iv) any material breach by ERG of any of the terms of the Babcock & Brown Underwriting Agreement which is not rectified within five business days.

Babcock & Brown may terminate its obligations under the Babcock & Brown Underwriting Agreement by notice, without any cost or liability to Babcock & Brown, if any one or more of the following occurs prior to the allotment of the Rights Issue Preference Shares and Listed Options:

(i) Babcock & Brown reasonably forms the view that there is a material omission or false or misleading statement in the Prospectus, or the Prospectus does not otherwise comply with the requirements of the Corporations Act and the defect is not rectified prior to lodgement of the Prospectus with ASIC;

(ii) ERG is in material breach of any of the terms of the Underwriting Agreement which is not rectified within five business days;

(iii) ERG or any of its material operating subsidiaries is or becomes unable to pay debts when they are due or is presumed to be insolvent under the Corporations Act;



(iv) a voluntary administrator, liquidator or receiver or other external administrator is appointed to ERG or any of its material operating subsidiaries;

(v) Shareholders do not approve the Listed Note Conversion, the Debt Conversion Rights or the issue of Unlisted and Listed Options to Babcock & Brown in accordance with the terms of the Ingot Loan;

(vi) Shareholders do not approve the Preference Share terms;

(vii) documents relating to the Recapitalisation Proposal and specified by Babcock & Brown are not approved by Babcock & Brown prior to finalisation; or

(viii) the Prospectus is not lodged with ASIC on or before 30 June 2003.

(b) Note Trust Amending Deed

The amendments that are being proposed to the Note Trust Deed, as set out in the Note Trust Amending Deed, have three components:

(i) **Listed Note Conversion**: the issue of Shares to Noteholders at the relevant date in full and final satisfaction of all obligations due under all Notes (subject to certain limited exceptions). Irrespective of whether the Listed Note Conversion proceeds, Noteholders will remain entitled to receive the April Interest Payment either in cash or, if the April Interest Capitalisation is implemented, by the issue of Shares;

(ii) **April Interest Capitalisation**: satisfaction of the interest payment due on all Notes on 1 April 2003 by way of issue of Shares; and

(iii) **Future Interest Capitalisation**: the right for ERG to elect to satisfy any future interest payments (if the Listed Note Conversion does not proceed) by way of issue of Shares.

Each of the components, the conditions to their operation and the process for their implementation are discussed in Sections 5.2, 5.3 and 5.6 below. A full copy of the Note Trust Amending Deed is attached as Annexure 3.

Listed Note Conversion

The Listed Note Conversion provisions are set out in full in clause 2.3 of the Note Trust Amending Deed annexed to this Information Memorandum. The following is a summary of the matters in clause 2 of the Note Trust Amending Deed and the Listed Note Conversion provisions.

Conditions to operation of Listed Note Conversion provision

The Listed Note Conversion provisions will only be included in the Note Trust Deed and Conditions if the conditions precedent in clause 2.1 of the Note Trust Amending Deed are satisfied.



Once the Listed Note Conversion provisions are inserted in the Note Trust Deed, they can only be used by the Company if Noteholders pass a further Extraordinary Resolution. This resolution is proposed as Resolution 3 in the Notice of Meeting.

Implementation of Listed Note Conversion

Shares will be issued to persons who hold Notes as at the Listed Note Conversion Record Date (other than in relation to Excluded Notes). Under the Listed Note Conversion provisions, each Noteholder appoints the Company and its officers as their attorney to execute a master conversion notice to effect the conversion of those Notes to Shares. No further action is required from Noteholders.

The Company is obliged to seek quotation of the Shares issued under the Listed Note Conversion as soon as practicable after the Shares are issued.

The Company will issue 90 new Shares for every Note that participates in the Listed Note Conversion. The Shares will be issued within five business days after the Listed Note Conversion Record Date, the names of the relevant Noteholders will be entered in the Shareholder register and the Notes that have been converted will be cancelled and removed from the Note register. Allotment confirmation notices for the new Shares will then be issued to former Noteholders.

Ineligible Foreign Noteholders

It will not be possible to extend the Listed Note Conversion to all Noteholders in all foreign jurisdictions due to restrictions relating to the offering of securities. Details regarding the identification and treatment of Ineligible Foreign Noteholders is set out in Section 5.8.

Excluded Notes

If the implementation of the Listed Note Conversion would result, or would reasonably be expected to result, in a Noteholder, a person beneficially entitled to the Notes registered in the name of the Noteholder or any of their respective related bodies corporate ceasing to qualify as an "Investment Trust" under the UK Tax Act if the Notes they were beneficially entitled to were converted (**Affected Noteholder**), the Affected Noteholder may apply to the Company to have some or all of their Notes excluded from participation in the Listed Note Conversion (**Excluded Notes**). If the Company accepts the application, it will notify the Registrar of the number of Excluded Notes held by the Affected Noteholder and those Notes will be excluded from the Listed Note Conversion. The Excluded Notes will continue on amended terms. In summary, the Excluded Notes will:

(i) cease to accrue any interest with effect from 2 April 2003;

(ii) cease to be listed;

(iii) only be capable of being transferred upon a transmission event or following agreement with the Company to buy them back; and



(iv) have the right to be converted to Shares at a rate of 90 Shares per Excluded Note at any time on or before 1 October 2005, at which time, if they have not been converted by the Affected Noteholder, they will be compulsorily converted to Shares that will be issued to a nominee appointed by the Company. The nominee will then sell the Shares and account to the Affected Noteholder for the proceeds.

April Interest Capitalisation

The April Interest Capitalisation provisions are set out in full in clause 3.3 of the Note Trust Amending Deed annexed to this Information Memorandum. The following is a summary of the matters in clause 3 of the Note Trust Amending Deed and the April Interest Capitalisation provisions.

Conditions

The April Interest Capitalisation will proceed if Noteholders pass Resolutions 1 and 2 set out in the Notice of Meeting before 1 April 2003 and the Note Trust Amending Deed is signed by all parties before 21 April 2003. The April Interest Capitalisation is not conditional on Shareholder approval.

Implementation

If the April Interest Capitalisation is approved, persons who held Notes on 17 March 2003 will have their entitlement to interest satisfied by the issue of Shares. The number of Shares to be issued to each Noteholder will be determined in accordance with the formula set out in Condition 3A.2. The issue price of the Shares will be $0.15 per Share.

Ineligible Foreign Noteholders and Affected Noteholders

It will not be possible to extend the April Interest Capitalisation to all Noteholders in all foreign jurisdictions due to restrictions relating to the offering of securities. Details regarding the identification and treatment of Ineligible Foreign Noteholders are set out in Section 5.8.

Affected Noteholders will also be excluded from the April Interest Capitalisation. They will be treated in the same manner as Ineligible Foreign Noteholders.

Future Interest Capitalisation

The Future Interest Capitalisation provisions are set out in full in clause 4.3 of the Note Trust Amending Deed annexed to this Information Memorandum. The following is a summary of the matters in clause 4 of the Note Trust Amending Deed and the Future Interest Capitalisation provisions.

Conditions

The Future Interest Capitalisation provisions will be inserted in the Conditions to the Note Trust Deed if Resolutions 1 and 4 in the Notice of Meeting are passed and the conditions in clause 2.1 of the Note Trust Amending Deed and in the new Condition 20.2 of the Note Trust Deed are not satisfied before 30 June 2003.



Use of the Future Interest Capitalisation provisions by the Company will require the Company to obtain all necessary consents and approvals for the issue of Shares to satisfy the interest payment and the Company announcing to the ASX not less than 20 Business Days prior to the relevant interest record date that it intends to satisfy the interest payment by way of a Share issue.

Implementation

If the Company elects to use the Future Interest Capitalisation provisions, persons who hold Notes on the relevant interest record date will have their entitlement to interest satisfied by the issue of Shares. The number of Shares to be issued to each Noteholder will be determined in accordance with the formula set out in Condition 3B.3. The issue price of the Shares issued under the formula will represent a 5% discount to the volume weighted average price of the Shares on ASX over the five Business Days prior to but excluding the relevant interest payment date in the relevant year.

Trading

Notes will trade "ex" an interest payment 15 Business Days before the relevant interest payment date. ERG must make an announcement of any proposed satisfaction of an interest payment by an issue of Shares at least 16 business days before the ex date to facilitate time for the market to adjust to the proposal before the Shares are issued.

Ineligible Foreign Noteholders and Affected Noteholders

It will not be possible to extend the Future Interest Capitalisation to all Noteholders in all foreign jurisdictions due to restrictions relating to the offering of securities. Details regarding the identification and treatment of Ineligible Foreign Noteholders are set out in Section 5.8.

Affected Noteholders will also be excluded from the Future Interest Capitalisation. They will be treated in the same manner as Ineligible Foreign Noteholders.

(c) B&B Loan documents

Pursuant to a facility agreement set out in an amendment and restatement agreement dated 24 December 2002, Babcock & Brown has agreed to provide facilities to ERG on the terms set out below. The facilities provided by Babcock & Brown fall within two categories: the Loan Commitment Facility, with a total facility available of $30 million; and the Contingent Instrument Facility, with a total facility available of $9.756 million.

ERG and Babcock & Brown have agreed that a total principal amount of $16.3 million will be advanced under the Loan Commitment Facility as a pre-approved facility in relation to the Recapitalisation Proposal, but that any further drawdowns will be at Babcock & Brown's absolute discretion.

On 27 December 2002, approximately $10.1 million was drawn down under the Loan Commitment Facility to refinance the debt owing to Motorola (known as the **Unlisted Note Loan**).



In addition, ERG has drawn down approximately $6.2 million for working capital purposes.

The Contingent Instrument Facility of $9.756 million represents the fee payable to Babcock & Brown and is to be used to secure payment of fees to Babcock & Brown under a mandate letter entered into by ERG dated 27 September 2002. The amount of this Contingent Instrument Facility is drawn down and so is owed by ERG.

The fee payable to Babcock & Brown covers loan commitment fees, restructuring costs and general advisory work agreed between ERG and Babcock & Brown. Babcock & Brown may earn additional fees if it undertakes work outside the scope of the agreed work in the mandate.

If the entire B&B Loan is repaid and cancelled prior to the "termination date", then the mandate letter provides that the amount represented by the amount drawn down under the Contingent Instrument Facility will be reduced as follows:

(i) if repaid by 1 May 2003: the facility is reduced to $6.38 million; or

(ii) if repaid by 1 September 2003: the facility is reduced to $7.38 million;

Interest is also payable on the outstanding amounts under the B&B Loan.

The monies forwarded under the B&B Loan are secured under the ERG Security Trust, with Babcock & Brown having priority in repayment over other participating financiers in respect of certain assets.

In addition, Stocks provided B&B with a guarantee and indemnity for monies which ERG is liable to pay under the B&B Loan. The total recoverable under this guarantee is $10 million. In support of this guarantee, Stocks has granted a share mortgage in favour of Babcock & Brown over all Stocks' shares in certain Australian listed companies. Stocks is entitled to a fee of $90,000 per month from ERG, starting from January 2003, with a minimum of $500,000, for providing the guarantee. B&B is entitled to a fee of $90,000 per month, starting from January 2003, with a minimum of $270,000 to be paid.

Proceeds of any disposal of secured property are to be distributed in accordance with the Security Trust Deed and then applied to amounts outstanding under the B&B Loan, first in priority to the Unlisted Note Loan, then to other amounts outstanding under the B&B Loan and then to amounts outstanding under the Contingent Instrument Facility. The PWI Sale would be a disposal, the proceeds of which would need to be distributed in accordance with the Security Trust Deed.

In addition, proceeds from any equity or other capital issue (including the Rights Issue) must be applied to (in the following order) the Unlisted Note Loan, other outstanding amounts under the B&B Loan and the Contingent Instrument Facility.

In any event, ERG must pay the principal outstanding amount ($10 million) under the Unlisted Note Loan by 31 May 2003.

ERG must also repay the principal outstanding under all other facilities under the B&B Loan on or by 24 March 2004.



(d) Ingot Loan documents

Two of the Ingot Entities, SUITS and Utilico, have provided ERG with loans of approximately $25.4 million (**Ingot Loans**) in the following proportions:

(i) SUITS has advanced approximately $23 million (**SUITS Loan**); and

(ii) Utilico has advanced approximately $2.4 million (**Utilico Loan**).

The SUITS Loan and the Utilico Loan are together referred to as the **Ingot Loans**.

SUITS Loan

The SUITS Loan was advanced to provide funding to repay a portion of the amount outstanding under the Unlisted Notes and to provide funding for major projects.

The SUITS Loan is repayable:

(i) at any time by ERG with 30 days written notice to SUITS;

(ii) on 24 December 2007, if ERG receives all necessary approvals from Shareholders regarding the Listed Note Conversion, the right for SUITS to convert all amounts under the SUITS Loan into either Preference Shares or Shares and the issue of the additional options to SUITS (referred to below) (together the Necessary Approvals); or

(iii) by 24 June 2003, if ERG does not receive all Necessary Approvals.

SUITS' obligations under the SUITS Loan are subject to SUITS not contravening s842 of the UK Tax Act. In addition, if SUITS receives notice in writing from the FIRB that FIRB approval for the transactions contemplated under the SUITS Loan is not granted on conditions which are reasonably acceptable to SUITS, then ERG must repay the principal outstanding and all other amounts payable at or before 24 June 2003.

Interest is payable on the SUITS Loan at the rate of 10% per annum and is payable every six months. ERG has the right (subject to any necessary Shareholder approval requirements and not receiving notification that the issue of Shares will result in an adverse tax consequence under section 842 of the UK Tax Act for SUITS) to satisfy the payment of interest by the issue of new Shares at a 5% discount to the prevailing market price at the time the interest payment is due.

If ERG does not obtain the Necessary Approvals and ERG does not repay all outstanding amounts by 24 June 2003, ERG is required to pay SUITS a fee of $250,000 for each 30 day period that the SUITS Loan remains unpaid.

SUITS has certain rights to convert the SUITS Loan to equity (Debt Conversion Rights), subject to the Necessary Approvals being obtained. In particular, SUITS may convert the SUITS Loan and any accrued but unpaid interest as follows:



(i) the SUITS Loan and any accrued but unpaid interest to Shares or Preference Shares at an issue price of $0.15 on the last Business Day of any calendar month (interest can be converted on any interest payment date); and

(ii) the SUITS Loan to Preference Shares to satisfy its underwriting obligations for the Rights Issue, as mentioned above.

In consideration of making the SUITS Loan, subject only to approval by Shareholders, SUITS is entitled to be issued options to subscribe for Shares in ERG which equal the amount advanced divided by 0.15 and will have a five-year maturity and be exercisable at $0.20. SUITS is entitled to be issued with 153,396,780 options.

As noted at Section 5.5(e) and 6.5(a), SUITS has committed to underwrite the proposed Rights Issue offer up to a maximum of $20 million. To the extent that there is a shortfall under the Rights Issue, and SUITS is called upon to satisfy its underwriting obligations, SUITS is entitled to satisfy its underwriting commitment by setting-off an amount equal to that portion of the shortfall against the SUITS Loan.

ERG is permitted to repay all or any part of the principal outstanding and other amounts payable at any time on 30 business days written notice to SUITS (**Early Repayment Option**). If ERG builds surplus cash to its needs, then ERG will endeavour to exercise its right of early repayment in full or in part.

To the extent ERG exercises the Early Repayment Option and subject to obtaining the necessary approvals, ERG will issue to SUITS options to subscribe for Shares in ERG with a five year maturity and an exercise price of $0.15 per Share. The number of $0.15 options to be issued is equal to the repayment amount divided by 0.15.

The SUITS Loan is a participating finance arrangement under the ERG Security Trust (summarised in Section 6.5(e) and SUITS has all the rights and security available to participating financiers under the ERG Security Trust. In addition to the events of default provided in the Security Trust Deed, the SUITS Loan specifies additional events of default, which entitle SUITS to demand immediate payment of all amounts payable under the SUITS Loan.

All payments are to be made to SUITS without set-off or deduction on any account whatsoever including, without limitation, for taxes, except where the set-off or deduction is required due to an act or omission by SUITS.

SUITS may assign the SUITS Loan, without ERG's consent, at any time.

ERG cannot make any payment to SUITS under the SUITS Loan or Utilico under the Utilico Loan other than on a pari passu basis, unless SUITS and Utilico have first agreed.

Utilico Loan

The Utilico Loan was advanced to provide funding to repay a portion of the amount outstanding under the Unlisted Notes.



The Utilico Loan is provided on essentially the same terms as the SUITS Loan, as set out above, apart from the following key differences:

(i) Utilico's obligations under the Utilico Loan are not subject to any tax law not being contravened.

(ii) ERG's right to repay interest by issuing Shares is not subject to notice that there are no adverse tax consequences under the UK Tax Act for Utilico.

(iii) If the Necessary Approvals are not obtained, the Utilico Loan is repayable on or before 28 July 2003 (rather than 24 June 2003).

(iv) The cash fee of $250,000 per month, payable to SUITS if the necessary approvals are not obtained and the SUITS Loan is not repaid, is not payable to Utilico.

(v) The Utilico Loan is subject to a condition subsequent that it is approved by special resolution by Utilico shareholders no later than 31 March 2003 (or such later date as the parties agree). If this approval is not obtained, the parties revert to the position prior to the execution of the Utilico Loan agreement, and all options issued to Utilico will be surrendered, and to the extent that the Utilico Loan has been advanced as a set-off of the existing debt due to Utilico, that debt will be reinstated and payable on demand, but demand must not be made before 28 July 2003.

(e) Security Trust Deed and Deed of Common Provisions

The ERG Security Trust is an arrangement under which certain members of the ERG Group (**Relevant ERG Companies**) have granted security over their assets in favour of Perpetual Trustees Consolidated Limited who holds the benefit of that security, and the benefit of covenants given by the Relevant ERG Companies, on trust for financiers providing credit facilities to the Relevant ERG Companies.

The securities granted by the Relevant ERG Companies comprise fixed and floating charges over their respective assets and undertakings, a mortgage in respect of Shares held in a Belgian subsidiary and a second mortgage over ERG's Balcatta Property.

A financier who participates in the ERG Security Trust is entitled to the benefit of the security granted by the Relevant ERG Companies in favour of the Security Trustee, the benefit of covenants given by the Relevant ERG Companies in favour of the Security Trustee and other rights and entitlements conferred on that financier by the ERG Security Trust documents for the purpose of securing the payment of money owing to that financier under its credit facilities.

The ERG Security Trust has been in place since 1998, during which time several financiers have participated, including Commonwealth Bank of Australia and Standard Chartered Bank of Australia Limited. The current participating financiers are Babcock & Brown, SUITS, Utilico, National Australia Bank Limited and Motorola. Details regarding the facilities secured under the Security Trust in respect of Babcock & Brown, SUITS and Utilico are detailed in this Section 6.5.

The Security Trust Deed and Deed of Common provisions contain a number of undertakings by ERG and several events of default, the breach of which would entitle the Security Trustee



and/or the participating financiers to enforce their rights against ERG and the secured property. ERG has sought but not yet obtained a waiver from the Security Trustee and each of the current participating financiers acknowledging that the Recapitalisation Proposal does not constitute an event of default.

6.6 Rights attaching to Shares

A summary of the rights attaching to Shares in ERG is set out below. This summary is qualified by the full terms of ERG's constitution (a full copy of the Company's constitution is available from ERG on request free of charge) and does not purport to be exhaustive or to constitute a definitive statement of the rights and liabilities of Shareholders. These rights and liabilities can involve complex questions of law arising from an interaction of ERG's constitution with statutory and common law requirements. For a Noteholder to obtain a definitive assessment of the rights and liabilities which attach to Shares in any specific circumstances, the Noteholder should seek legal advice.

(a) Voting

At a general meeting, on a show of hands every Shareholder present in person has one vote. At the taking of a poll, every Shareholder present in person or by proxy and whose Shares are fully paid has one vote for each of his or her Shares. On a poll, the holder of a partly paid share has a fraction of a vote with respect to the share. The fraction is equivalent to the proportion which the amount paid (not credited) bears to the total amount paid and payable (excluding amounts credited).

(b) General meetings

Each Shareholder is entitled to receive notice of, attend and vote at general meetings of ERG and to receive all notices, financial statements and other documents required to be sent to Shareholders under the constitution of ERG, the Corporations Act and the ASX Listing Rules.

(c) Dividends

The Directors may pay to Shareholders any interim and final dividends as, in the Directors' judgement, the financial position of ERG justifies. The Directors may fix the amount, the record date for determining eligibility and the method of payment. All dividends must be paid to the Shareholders in proportion to the number and the amount paid on the Shares held. This is subject to rights attaching to Shares with special dividend rights such as the Preference Shares.

(d) Transfers of Shares

Generally, all Shares in ERG are freely transferable subject to the procedural requirements of the constitution, and to the provisions of the Corporations Act, the ASX Listing Rules and the SCH Business Rules. The Directors may decline to register an instrument of transfer received where the transfer is not in registrable form or where refusal is permitted under the ASX Listing Rules or the SCH Business Rules. If the Directors decline to register a transfer ERG must give reasons for the refusal. The Directors must decline to register a transfer when required by the Corporations Act, the ASX Listing Rules or the SCH Business Rules.



(e) Variation of rights

ERG may only modify or vary the rights attaching to any class of shares with the prior approval by a special resolution of the holders of shares in that class at a meeting of those holders, or with the written consent of the holders of at least three-fourths of the issued shares of that class.

(f) Directors

The minimum number of Directors is three and the maximum is twelve. Currently, there are six Directors. Directors must retire on a rotational basis so that one-third of Directors must retire at each annual general meeting. Any other Director who has been in office for three or more years must also retire. A retiring Director is eligible for re-election. The Directors may appoint a Director either in addition to existing Directors or to fill a casual vacancy, who then holds office until the next annual general meeting.

(g) Decisions of Directors

Questions arising at a meeting of Directors are decided by a majority of votes. The Chairman has a casting vote.

(h) Issue of further shares

Subject to ERG's constitution, the Corporations Act and the ASX Listing Rules, the Directors may issue, or grant options in respect of, shares to such persons on such terms as they think fit. In particular, the Directors may issue preference shares, including redeemable preference shares, and may issue shares with preferred, deferred or special rights or restrictions in relation to dividends, voting, return of capital and participation in surplus on winding up.

(i) Officers' indemnity

To the full extent permitted by the law and to the extent not covered by insurance, ERG must indemnify each officer of ERG against all losses and liabilities incurred by the person as an officer of ERG, including costs and expenses incurred in defending proceedings in which judgement is given in favour of the person or in which the person is acquitted or in connection with relief granted to the person in an application under the Corporations Act in respect to such proceedings.

(j) Alteration to the Constitution

ERG's constitution can only be amended by a special resolution passed by at least 75% of Shareholders present and voting at a general meeting. At least 28 days' notice of the intention to propose the special resolution must be given.

6.7 Other material information

(a) ASIC Modifications

ERG has made application to ASIC for modifications of the Corporations Act:



(i) to permit ERG to respond to questions regarding the Rights Issue following lodgement of this document with ASX;

(ii) to permit ERG to make reference to the Rights Issue in presentations at the Noteholder Meeting, the Shareholder Meeting and at presentations regarding the release of ERG's 31 December 2002 half-year results;

(iii) to enable Shares issued at or around the time of the Rights Issue Prospectus to rely on the ASIC Class Order 02/1180 Category 2 relief even though the Rights Issue Prospectus will relate to securities which are convertible into Shares (rather than for Shares itself);

(iv) to allow certain convertible securities to be considered to have been issued under the Rights Issue Prospectus, so that Shares issued on conversion of those securities at a date in the future may fall within Class Order 02/1180 Category 7 relief; and

(v) to enable securities to which Ineligible Foreign Noteholders are entitled (which are to be issued to a nominee to be sold on behalf of Ineligible Foreign Noteholders) to be issued and sold without breaching the resale restrictions in section 707 of the Corporations Act.

At the date of this Notice of Meeting, no determinations have been made by ASIC in relation to these applications. A failure to obtain the relief requested may have a minor adverse impact on certain aspects of the Recapitalisation Proposal.

(b) ASX Waivers

ERG has sought and received a waiver from ASX Listing Rule 10.11 to the extent necessary to permit ERG to issue Shares under the April Interest Capitalisation in respect of Notes held by Peter Fogarty without Shareholder approval, on the condition that the Shares are issued to Peter Fogarty on the same terms as to other Noteholders.

ERG has sought and received a waiver from ASX Listing Rule 7.1 to the extent necessary to allot Preference Shares and Listed Options to SUITS and Babcock & Brown within 35 Business Days of the close of the Rights Issue without Shareholder approval, on the condition that all material details of the underwriting agreements are disclosed in the Prospectus and the grant of the ASX waiver is released to the market by ERG.

ERG intends to seek a waiver from ASX Listing Rules 7.1 and 10.11 to the extent necessary to allow the Debt Conversion Rights and the Interest Conversion Rights in respect of the Ingot Loans (details of which are set out in Section 6.5) to be exercised during the term of the Ingot Loans. There is no guarantee that ASX will grant such a waiver.

(c) Noteholders rights to wind up

The Note Trust Deed provides that unless ordinary creditors have been satisfied in full, neither the Note Trustee nor any Noteholder can (in relation to the Notes) take any proceedings for the winding up of or appointment of a receiver or administrator to ERG.



7 Definitions

€ means Euro, the unit of currency among participating European Union countries;

A$ and $ means Australian dollars;

AFC means automated fare collection;

AGM means the annual general meeting of the Company held on 28 November 2002;

April Interest Capitalisation means satisfaction of the interest payable on a Note for the period to 1 April 2003 by issue of Shares described in Section 5.3;

April Interest Payment means the interest payment of $0.50625 per Note due for payment on 1 April 2003 described in Section 1.5;

ASIC means Australian Securities and Investments Commission;

ASX means Australian Stock Exchange Limited;

ASX Listing Rules means the official listing rules of the ASX;

Australian Ethical means Australian Ethical Investment Ltd ACN 003 188 930;

Babcock & Brown means together Babcock & Brown Barton Pty Ltd, Babcock & Brown Pty Ltd and Babcock & Brown Financial Services Pty Ltd;

Babcock & Brown Underwriting Agreement means the agreement between ERG and Babcock & Brown in which Babcock & Brown has agreed to underwrite a portion of any shortfall under the Rights Issue, described in Section 6.5(a);

B&B Loan means the loan facility provided by Babcock & Brown, the terms of which are described in Sections 5.4(c) and 6.5(c);

Board means the board of directors of ERG;

Company or ERG means ERG Limited ACN 009 112 725;

Contingent Instrument Facility means the facility provided by Babcock & Brown described in Section 6.5(c);

Conversion Date means the business day specified by the Company in an announcement to the ASX that all conditions have been satisfied and that it will implement the Listed Note Conversion,

Corporations Act means the *Corporations Act 2001 (Commonwealth)*;

Debt Conversion Rights means the rights of SUITS and Utilico to convert the Ingot Loans to equity, described in Section 5.4(b);



Debt Restructure means the restructure of ERG's existing debt obligations through the repayment of Unlisted Notes, the establishment of the Ingot Loans and the B&B Loan described in Section 5.4 and the grant of conversion rights and certain options in ERG under the revised debt arrangements;

Deed of Common Provisions *means the deed relating to the* ERG Security Trust dated 5 June 1998;

Director means a director of ERG from time to time;

Early Repayment Option means the right of the Company to repay all or any part of the principal outstanding and any other amounts payable under the SUITS Loan, described in Section 6.5(d);

Employee Share Incentive Scheme means the scheme established in 1987 and subsequently amended on 31 October 1995 providing executive directors, full-time and part-time employees of ERG and its controlled entities with the opportunity to subscribe for Shares;

ERG Security Trust means an arrangement under which the Relevant ERG Companies have granted security over their assets in favour of the Security Trustee who holds the benefit of that security, and the benefit of covenants given by those ERG Companies, on trust for financiers providing credit facilities to the Relevant ERG Companies;

ERG's Balcatta Property means 247 Balcatta Road, Balcatta, Western Australia, 6021;

Excluded Loan means a portion of the Ingot Loan that has been reclassified because of a potential breach of s842 of the UK Tax Act, described in Section 6.5(a);

Excluded Notes means Notes that are not converted into Shares under the Listed Note Conversion, April Interest Capitalisation or the Future Interest Capitalisation under those terms, described in Sections 5.2, 5.3 and 5.6;

Executive Option Plan means the plan approved by Shareholders on 9 November 1998 under which executives of the Company are given the opportunity to subscribe for options in ERG;

Extraordinary Resolution means a resolution adopted at a meeting of Noteholders by not less than 66⅔% of the votes cast in respect of that resolution;

EYCF means Ernst & Young Corporate Finance Pty Limited;

FIRB means the Foreign Investment Review Board;

Future Interest Capitalisation means the right for ERG to elect to satisfy any future interest payments (if the Listed Note Conversion does not proceed) by way of issue of Shares;

General Shares Offers means the:

(a) Shares to be issued to Noteholders on conversion of their Notes under the Listed Note Conversion;

(b) Preference Shares and Listed Options to be issued under the proposed Rights Issue;

Group means ERG and its subsidiaries;



Independent Expert means Ernst & Young Corporate Finance Pty Limited appointed by the Board to report on the Recapitalisation Proposal;

Independent Expert's Report means the report of the Independent Expert reproduced in Annexure 1;

Ineligible Foreign Noteholder means each Noteholder determined by the Company to be:

(a) a person whose address as show in the register is a place outside Australia and its external territories; or

(b) a person acting on behalf of a person referred to in paragraph (a),

unless the Company is satisfied before the implementation of the Listed Note Conversion or the April Interest Capitalisation (as the case may be) that the laws of the relevant place permit the issue and allotment of Shares to that Noteholder either unconditionally or after compliance with conditions which the Company in its sole discretion regards as acceptable and not unduly onerous;

Information Memorandum means this information memorandum dated 6 March 2003;

Ingot Entities means the entities described in Section 3.4(c);

Ingot Loans means the SUITS Loan and Utilico Loan described in Section 5.4(b);

Ingot means Ingot Capital Management Pty Limited;

Interest Conversion Rights means the rights of the Company to meet the interest payable on the Ingot Loans by way of an issue of Shares, described in Section 5.4(b);

ITS means Integrated Transit Solutions Ltd ACN 085 661 865;

Listed Note Conversion means the proposed conversion of all Notes described in Section 5.2;

Listed Note Conversion Record Date means the fifth business day after the Conversion Date;

Listed Options means options with an exercise price of $0.20 intended to be listed on ASX if the Rights Issue proceeds, the terms of which are described in Section 5.5(d);

Loan Commitment Facility means the facility provided by Babcock & Brown, described in Section 6.5(c);

LSE means London Stock Exchange;

MASS means multi-application smart card solution software;

Necessary Approvals means all necessary approvals from Shareholders regarding the Listed Note Conversion, the right for SUITS to convert all amounts under the SUITS Loan into either Preference Shares or Shares and the issue of additional options to SUITS described in Section 6.5(d);

Nominee means a nominee appointed by the Company to sell the Shares to which Ineligible Foreign Noteholders and in certain circumstances Affected Noteholders, would otherwise have been entitled;



Northrop Grumman means Northrop Grumman Information Technology (IT);

Note means a listed convertible note due 2005, the terms of which are set out in the Note Trust Deed;

Note Trustee means Perpetual;

Noteholder means any registered holder of a Note from time to time;

Noteholder Meeting means the meeting of Noteholders to approve the proposed amendments to the Note Trust Deed, April Interest Capitalisation, Listed Note Conversion and Future Interest Capitalisation to be held at 10:30am on 28 March 2003;

Note Trust Amending Deed means the Note Trust Amending Deed proposed to be entered into following the Noteholder Meeting in substantially the same form as that set out in Annexure 3;

Note Trust Deed means the Trust Deed for Convertible Notes in relation to 7.5% subordinated convertible notes due 2005 dated 21 February 2000 between ERG, the Note Trustee, Computershare Registry Services Pty Ltd and ERG Management Services Limited;

NZSE means New Zealand Stock Exchange;

Perpetual means Perpetual Trustee Company Limited ACN 000 001 007, the trustee of the trust evidenced by the Note Trust Deed;

POM means Paterson Ord Minnett Limited;

Preference Share means a converting cumulative preference share the terms of which are described in Section 5.5(c).

Prospectus means the prospectus to be issued in relation to the Rights Issue;

PWI means Proton World International SA, a Belgian subsidiary of ERG;

PWI Sale means the proposed sale of PWI the details of which are set out in Section 4.4;

R&D means research and development;

Recapitalisation Proposal means the proposal to restructure the Company's existing debt and capital structure described in Section 5;

Relevant ERG Companies means certain members of the Group who participate in the ERG Security Trust;

Restricted Shares means the Shares issued to the original vendors of PWI described in Section 3.2(b);

Rights Issue means the proposed rights issue of Preference Shares to raise up to $50 million described in Section 5.5;



Rights Issue Record Date means the record date for the Rights Issue determined under the ASX Listing Rules.

Sale Facility means the facility to be established and implemented by ERG under which the Shares to which the Ineligible Foreign Noteholders would otherwise have been entitled will be sold;

s842 Carve Out means the carve out described in Section 5.8(j);

section 842 means section 842 of the UK Tax Act;

Security Trust Deed means the deed governing the ERG Security Trust dated 5 June 1998;

Security Trustee means Perpetual Trustees Consolidated Limited ACN 004 029 841;

Share Consolidation means the proposed consolidation of Shares in ERG on the basis of one new Share for each ten existing Shares described in Section 5.7;

Share means an ordinary fully paid share in the capital of ERG;

Shareholder means any registered holder of a Share from time to time;

Shareholder Meeting means the meeting of Shareholders to approve the Recapitalisation Proposal;

Stocks means Stocks Convertible Fund plc;

SUITS Loan means the loan advanced by SUITS described in Section 6.5(d);

SUITS means The Special Utilities Investment Trust plc;

SUITS Underwriting Agreement means the agreement between ERG and SUITS in which SUITS has agreed to underwrite a portion of any shortfall under the Rights Issue, described in Section 6.5(a);

Triumphant Launch means Triumphant Launch Sdn Bhd, a Malaysian company (registration number 381564-W) of which 50% of the share capital is owned by the Group and 50% is owned by PWI;

U.S. means the United States of America;

UK Tax Act or ICTA means the Income and Corporations Taxes Act 1988 (UK);

Unlisted Notes means the 18,178,989 unlisted subordinated convertible notes with an 8% coupon to entities associated with Motorola Inc described in Section 5.4(a);

Unlisted Note Loan means the amount of approximately $10.1 million drawn down under the Loan Commitment Facility described in Section 6.5(c);

Unlisted Options means the options with an exercise price of $0.15 and not listed on ASX to be issued to SUITS and Utilico in the event that the Company exercises its Early Repayment Option, the terms of which are described in Section 5.4(b);

Utilico Loan means the loan advanced by Utilico described in Section 6.5(d);



Utilico means Utilico International Limited;

WMATA means Washington Metropolitan Area Transit Authority;



Annexure 1: Independent Expert's Report

Contents

27 February 2003

The Directors
ERG Limited
247 Balcatta Road
BALCATTA WA 6021

Dear Sirs

1. Introduction

This report has been prepared by Ernst & Young Corporate Finance Pty Limited ("Ernst & Young Corporate Finance") at the request of the Directors of ERG Limited ("ERG" or "the Company") and is to accompany the Notice of Meeting and Explanatory Memorandum for the holders ("the Noteholders") of the $13.50 five year and seven month 7.5% listed subordinated convertible notes ("the Listed Notes") to be held on 28 March 2003 ("the Meeting").

Under the provisions of the Listed Notes Trust Deed ("the Trust Deed"), the Meeting requires a quorum of 75% of the Listed Notes to vote. If a quorum is not obtained, the Meeting will be adjourned. At the adjourned meeting, the quorum requirement is reduced to 25% of the Listed Notes.

At the Meeting, the Noteholders will be asked to consider, amongst other matters, resolutions seeking approval of the following:

- The conversion of the interest accruing on the Listed Notes for the six month period ending 1 April 2003 ("the April Interest") to ERG ordinary shares at a 15 cent conversion price ("the April Interest Conversion"). As a result of the April Interest Conversion, Listed Noteholders will receive 3.375 ordinary shares per Listed Note ("the April Interest Conversion Shares").
- The conversion of the Listed Notes to ERG ordinary shares at a 15 cent conversion price based on the face value of each note of $13.50 ("the Listed Note Conversion"). As a result of the Listed Note Conversion, Noteholders will receive 90 ERG ordinary shares ("the Conversion Shares") for every Listed Note held.
- For the purposes of this report the April Interest Conversion and the Listed Note Conversion will be referred to collectively as "the Proposed Conversion".
- The conversion of all future interest due on the Listed Notes after 1 April 2003 ("the Future Interest") to ERG ordinary shares ("the Future Interest Conversion"). The Future Interest will be

converted to ERG ordinary shares at a 5% discount to the volume weighted price of an ERG share over the five business days prior to the date the interest is due.

The manner in which the resolutions are framed provide for one of the following outcomes to occur:

- the Proposed Conversion proceeds, in which case the Future Interest Conversion will not be applicable as the Listed Notes will cease to exist;
- the Listed Note Conversion proceeds, in which case the Future Interest Conversion will not be applicable, but the Noteholders vote against the April Interest Conversion;
- the Listed Note Conversion does not proceed, but the Noteholders vote in favour of the April Interest Conversion and the Future Interest Conversion;
- the Listed Note Conversion does not proceed, but the Noteholders vote in favour of the April Interest Conversion, but against the Future Interest Conversion;
- the Listed Note Conversion does not proceed, but the Noteholders vote in favour of the Future Interest Conversion, but against the April Interest Conversion; or
- Noteholders reject the Listed Note Conversion, the April Interest Conversion and the Future Interest Conversion.

The Listed Note Conversion forms part of a capital restructure that ERG intends to implement ("the Proposed Capital Restructure"), the key components of which are as follows:

- the proposed conversion of the Listed Notes and the April Interest;
- the provision of a $25.434 million debt facility ("the Ingot Loans") by two entities associated with Ingot Capital Management Pty Ltd ("Ingot");
- a renounceable rights issue of 10% converting preference shares ("the Preference Shares") at a price of 15 cents each ("the Rights Issue") to raise up to approximately $50 million; and
- a consolidation of the Company's ordinary share capital on the basis of every 10 ordinary shares being consolidated into 1 ordinary share ("the Share Consolidation").

While various aspects of the Proposed Capital Restructure require approval from ERG's ordinary shareholders ("the Existing Ordinary Shareholders"), approval of the Listed Note Conversion by Noteholders is the first step of the Proposed Capital Restructure. If Noteholders do not approve the Listed Note Conversion many aspects of the Proposed Capital Restructure will not proceed. Conversely, if Existing Ordinary Shareholders do not approve the Listed Note Conversion as part of the Proposed Capital Restructure, the Listed Note Conversion will not proceed even if it was approved by the Noteholders. The general meeting of Existing Ordinary Shareholders is scheduled to occur after the Meeting of Noteholders.

The Directors have requested that we prepare an independent expert's report ("the Noteholders' IER") to assist the Noteholders in their deliberation as to whether or not to vote in favour of the various proposals. As stated above, it is possible for Noteholders or Existing Ordinary Shareholders to vote against the Listed Note Conversion but for Noteholders to vote in favour of the April Interest Conversion and or, the Future Interest Conversion. While the Noteholders' IER is not required under the Corporations Act ("the Act"), the Australian Stock Exchange ("ASX") Listing Rules, or the trust deed governing the Listed Notes ("the Trust Deed"), the Directors have requested the preparation of the report in the interest of sound corporate governance. The purpose of the Noteholders' IER is to provide opinions as to whether or not each of:

- the April Interest Conversion;
- the Listed Note Conversion; and
- the Future Interest Conversion.

are in the best interests of the Noteholder.

Ernst & Young Corporate Finance has been separately engaged by the Company to prepare an independent expert's report to the Existing Ordinary Shareholders in relation to the Proposed Capital Restructure ("the Shareholders' IER"). The purpose of the Shareholders' IER is to provide an independent opinion to the ordinary shareholders of ERG on certain aspects of the Proposed Capital Restructure.

While not specifically covered by Australian Securities and Investments Commission ("ASIC") policy statements and/or practice notes, in assessing whether or not the April Interest Conversion, the Listed Note Conversion and the Future Interest Conversion are in the best interests of the Noteholders, we will have regard to the principles contained in those policy statements and practice notes.

2. Opinion

In consideration of ERG's current financial position and based on the detailed discussion and analysis throughout this report, each of, the April Interest Conversion, the Listed Note Conversion and the Future Interest Conversion are, in our opinion, in the best interests of the Noteholders.

Our detailed summary is contained in Section 7.1 of this report. It is recommended that this opinion be read in conjunction with the whole of this report, including the sources of information and declarations contained in Appendix C.

3. Background to ERG

3.1 ERG's History

ERG was incorporated on 22 October 1984 and listed on the ASX during the same year under its former name, "Energy Research Group Australia Limited". Initially an investor in early stage technologies, the Company's focus changed to automated fare collection ("AFC") systems, smart card applications and telecommunications when it acquired Associated Electronic Services Ltd and Radiolab Pty Ltd in 1989. The Company's name was changed to "ERG Limited" in April 1991. Key events in the Company's history since then are summarised below:

- In 1992, the Company entered into a strategic alliance with Nokia Telecommunications ("Nokia") to build base stations for Nokia's phone network.

- In 1992 ERG acquired a 70% interest in Prodata SA ("Prodata"), a Belgian business which specialised in magnetic technology. In developing its AFC business, ERG identified the use of smart cards in transit applications as key to its future direction. The remaining 30% of Prodata was acquired in 1993.

- With a strategy to secure contracts for its contactless AFC/smart card technology while offering to outsource the operation of the system from the transit customer, in the mid-1990's the Company won its first outsourced transit projects in Melbourne, Australia and Manchester, in the United Kingdom. The installation of the Melbourne system was completed in 1998 and Manchester commenced operations in March 2001. The Melbourne system was designed, supplied, installed and is still currently operated by a subsidiary of OneLink Holdings Pty Ltd ("OneLink"), a company controlled by ERG. The Melbourne system was the world's first totally outsourced transit fare collection system.

- In June 1994 ERG won the contract to design and install the Octopus system in Hong Kong for the Creative Star transit consortium. ERG owns the technology which is licensed to Creative Star for use only in Hong Kong. The Octopus system was the world's first successful large-scale integrated contactless AFC/smart card system. The installation was commissioned on 1 September 1997. The original contract has been expanded through supplementary agreements to accommodate the growing requirements of Hong Kong's public transport system. Hong Kong remains the benchmark system for ERG's transit smart card capabilities and continues to be a reference point for the Company when tendering for new contracts.

- In October 1997, the Company entered into an alliance with Motorola Inc. ("Motorola") ("the ERG Motorola Alliance") to jointly pursue AFC opportunities in transit and to co-develop the use of smart cards for other applications.

- In 1998, ERG, together with a number of banking and financial product companies, created Belgian based company, Proton World International SA ("Proton"), to develop high-security, payment and identity smart card systems. ERG had a 10% interest in Proton.

- In 1999, ERG, together with a number of transit and transport companies, established Prepayment Cards Limited ("PCL") in the United Kingdom to provide a smart card issuing and clearing system that would enable transit operators to meet the Government's policy for integrated transport. ERG granted PCL the rights to its multi-application smart card solution ("MASS") technology, which allows for a large number of smart card transactions to be settled on daily basis within a common platform. ERG has a 47.1% interest in PCL.

- In order to focus on its AFC and smart card technologies, ERG decided to exit its telecommunication manufacturing businesses in 1999.

- In February 2001, Motorola announced its intention to refocus and restructure its entire operations. Part of this restructure included the exit from the ERG Motorola Alliance. The Company subsequently paid Motorola $46.4 million to acquire its interest in the ERG Motorola Alliance.

- In March 2002, ERG acquired the remaining 90% of Proton for a consideration satisfied by the issue of 75.5 million ERG shares and $58.8 million in cash. Of the cash component, $29.4 million was payable at settlement, with $14.7 million being payable 12 months after completion and the final $14.7 million being payable 24 months after completion. ERG has since negotiated an additional deferral of the repayment terms.
- During 2002, ERG entered into a "teaming agreement" with Northrop Grumman IT ("Northrop") ("the Northrop Agreement") in relation to its AFC/smart card technology. The arrangement with Northrop will be of strategic importance to ERG as it continues to establish itself in the North American market.

At the date of this report, ERG is in advanced negotiations with a third party to sell 100% of the shares in Proton for total consideration of approximately $109 million. The net cash proceeds expected to be received on settlement are approximately $60 million. In addition, ERG may receive up to a maximum of €22.5 million over the next 10 years, based on the number of cards sold to ERG by Proton. As part of the sale, ERG has been granted a 20 year non-exclusive global licence which will enable the Company to promote and exploit the Proton technology in conjunction with its own AFC/smart card technology.

3.2 ERG's Current Business and Strategy

The development over the last decade of world class AFC and multi-application smart card technologies has established ERG as a truly global technology company, with customers in 13 countries being serviced from 16 offices across North America, Europe, Australia and South-East Asia. ERG's main customers are enterprises which operate public transport systems.

The Company's business model is based on deriving revenues from the following areas:

- the supply of integrated contactless AFC/smart card systems to transit customers;
- the operation of the major systems installed by ERG on an outsourced basis via long term contracts;
- the up-front licensing of ERG's technology and the associated technology fees;
- an equity accounted share of the operating results of the joint ventures in which ERG participates;
- the possible sale of those interests if and when the opportunity arises;
- creating additional revenue streams through increasing the functionality and standardisation of its existing smart card systems base; and
- working with existing customers to expand the operation of existing transit systems.

The market in which the Company operates in is characterised by a relatively small number of high valued projects being available at any one time. These factors and irregular project flow means the market is extremely competitive, with success being dependent on being able to secure contracts within both the public and private sectors. To date, ERG has been relatively successful in securing contracts. A description of the projects the Company is currently involved in is presented in the following table.

Project	Details
Bordeaux, France	Expected to generate revenues of approximately US$15 million. Initially 150,000 contactless smart cards to be issued with the first phase to be completed early 2003 and the second phase at the end of 2003.
Gothenburg, Sweden	ERG is contracted to install and operate an integrated smart card fare collection system on the public transport system in Sweden's second largest city.
Hong Kong	ERG designed and implemented the Octopus contactless smart card based system in 1997, which remains the largest of its kind operating anywhere in the world. ERG owns the technology which is licensed to Creative Star for its use only in Hong Kong. The system handles more than 6 million transactions per day.
Manchester, the UK	The concessionary smart card scheme in Greater Manchester will initially issue 600,000 dual interface smart cards and is expected to commence in 2003.
Rome, Italy	The Rome system is the largest transit fare collection system to use combination contact and contactless smart cards. ERG is operating the system for a period of nine years. The system has been operational since April 2001. The rollout of the System into the Lazio region has been delayed due to a change in Government. ERG has notified its customer of a substantial claim for damages for the lost revenues caused by the delay. The Company is in the process of negotiating a settlement with the customer, the timing and amount of which is, at the date of this report, not certain.
San Francisco, the USA	Phase 1 of the system known as "TransLink" has been operational since February 2002. Phase 2 involving the installing of TransLink equipment is expected to be completed in 2003.
Singapore	In April 2002, ERG's contactless smart card ticketing system became fully operational on Singapore's public transport network handling more than 2 million transactions per day.
Toronto, Canada	In June 2002, the GO Transit commenced the usage of the new ERG integrated smart card fare collection system.
Sydney, Australia	On 20 February 2003, ERG announced that its Integrated Transit Solutions Ltd (ITS) subsidiary had signed contracts with the New South Wales Government to supply, install and operate an integrated smart card based ticketing system for the entire Greater Sydney commuter transport network.
Melbourne, Australia	ERG, via OneLink, secured a contract with the Victorian Government to supply and operate the Melbourne automated ticketing system. This system has been operating since 1998.
Washington DC, Maryland and North Virginia, the USA	ERG announced on 20 January 2003 that together with Northrop, it had been awarded the AFC/smart card project for Washington DC, Maryland and North Virginia.
Seattle, the USA	On 26 February 2003 ERG announced it had reached agreement with six public transportation agencies for the establishment of a regional fare collection system covering Seattle and the Central Puget Sound area of Washington State. The six agencies include Community Transit, King County Metro Transit, Kitsap Transit, Pierce Transit, Sound Transit and Washington State Ferries.

ERG expects the majority of its prospective projects in the short to medium term to come from Europe, North America and Australia/New Zealand. With the increasing requirements of governments and other local authorities for transit operators to introduce integrated ticketing and AFC systems across regions, the scale and value of future projects are expected to increase substantially. The future success of the Company is dependent on its continued ability to secure new projects as and when they arise.

3.3 ERG's Recent Financial Performance

The Company's financial position over the four financial years to 30 June 2002 has been negatively impacted by contract delays, asset write-downs, substantial capital expenditure on long-term contracts and large debt servicing commitments. Between 30 June 1999 and 30 June 2002 the Company's net asset position decreased from $232.3 million to $151.7 million, with the book value of total assets increasing by a net amount of approximately $223.4 million and the balance of total liabilities increasing by approximately $304 million. Net interest bearing liabilities increased from $92.6 million to $308.1 million, reflecting the issue of the $250 million Listed Notes in February 2000. Included below is a summary of the consolidated trading history of ERG for the four financial years to 30 June 2002.

	Years ended 30 June			
	1999 $'000s	2000 $'000s	2001 $'000s	2002 $'000s
Sales Revenue	265,033	360,345	263,861	271,818
Sales Revenue Growth	*11%*	*36%*	*(27%)*	*3%*
Gross Profit	n/a	166,546	120,663	111,415
Gross Profit Margin	*n/a*	*46%*	*46%*	*41%*
EBITDA[1]	**29,986**	**55,086**	**36,923**	**(181,580)**
EBITDA Margin	*11.3%*	*15.3%*	*14.0%*	*n/a*
EBIT[2]	**23,891**	**42,819**	**19,797**	**(219,738)**
EBIT Margin	*9.0%*	*11.9%*	*7.5%*	*n/a*
Net Profit/(Loss) Before Tax	**21,059**	**35,492**	**6,351**	**(246,138)**

1. EBITDA = earnings before interest, tax, depreciation and amortisation.
2. EBIT = earnings before interest and tax.

We make the following observations in relation to the historical operating performance of ERG:

- The net loss before tax for the year ended 30 June 2002 of $246.1 million includes approximately $161.7 million of significant items relating to non-cash charges and provisions, including the diminution in investments, accelerated amortisation of development and project costs, redundancy costs and provisions for project losses and delays.
- The Company's borrowing costs have increased from $7.4 million in 1999 to $29.7 million in 2002, due largely to the issue of the Listed Notes in February 2000.
- The sales revenue figure for 2001 includes an amount of $48.59 million relating to revenue derived from the telecommunications business prior to its disposal in 2001.
- EBITDA fell from $36.9 million in 2001 to an EBITDA loss of approximately $181.6 million in 2002. If non-recurring items and the non-cash charges and provisions are added back, the adjusted EBITDA loss for 2002 is restated to $14.7 million.

The deterioration in the financial position of ERG to 30 June 2002, resulted in the audit opinion for the year then ended to be issued with an emphasis of matter regarding the Company's ability to continue as a going concern.

Summary of Cash Flows from Operating Activities	30 June 1999 $'000s	30 June 2000 $'000s	30 June 2001 $'000s	30 June 2002 $'000s	Total for the 4 years to 30 June 2002 $'000s
Net cash flows from operations	3,611	(6,374)	29,201	(31,862)	(5,424)
Net interest and dividends received	(2,832)	(6,850)	(11,287)	(20,909)	(41,878)
Government grants received	1,572	1,424	866	1	3,863
Redundancy costs	-	-	-	(1,943)	(1,943)
Total cash flows from Operating Activities	**2,351**	**(11,800)**	**18,780**	**(54,713)**	**(45,382)**

Accordingly, the net cash outflow from operations across the four years to 30 June 2002 totalled only $5.4 million. Included in this amount is research and development expenditure attributed to particular projects or contracts of $41.2 million. As detailed, the majority of the net cash outflow from operating activities was due to the net cash outflow from interest and dividends received totalling $41.9 million. Of this amount, dividends received for the four years totalled approximately $282,000 only.

As summarised in the following table, the net cash outflow from investing activities over the four years to 30 June 2002 totalled $233.3 million.

Summary of Cash Flows from Investing Activities	Total for the 4 years to 30 June 2002 $'000s
Research & development expenditure	(93,954)
Net proceeds from investment in associated entities	12,015
Net expenditure from the sale and purchase of consolidated entities	(11,431)
Net proceeds from the sale of business assets	6,787
Payments for the purchase of technology licence	(1,599)
Payment in relation to the acquisition of interest in the ERG Motorola Alliance	(35,127)
Net expenditure on the sale and purchase of property, plant and equipment	(122,240)
Net proceeds from the sale and purchase of investments	12,248
Total cash flows from Investing Activities	**(233,301)**

Accordingly, the majority of the net cash outflows from investing activities over the four year period was primarily attributable to payments for property, plant and equipment ($122.2 million) and research and development expenditure ($93.9 million). A significant proportion of the $122.2 million spent on property, plant and equipment relates to the construction and installation of the necessary infrastructure for a number of major contracts. Research and development included in investing activities relates to expenditure incurred on items not related to specific projects or contracts.

The Company's strategy going forward, is not to own the infrastructu in its own right. With the implementation of this strategy the level of capital expenditure incur by ERG is expected to reduce significantly. Further, the Company has reduced its research and de pment expenditure by becoming more focussed on the continued development and commercialisation its existing technology rather than the development of a range of different early stage projects. In addit the Company is targeting long term recurring revenue from its projects once they are installed and operat l. This takes the form of outsourced operation and/or maintenance of the system and is in place for contr such as Sydney, Seattle, Washington DC and San Francisco.

The net cash outflows detailed above from operating and investing ies have been largely funded from the proceeds from the issue of the Listed Notes, equity raisings and borrowings. The Company's cash flows from financing activities are summarised in the following tab

Summary of Cash Flows from Financing Activities	or the 4 30 June 002 000s
Proceeds from the Listed Notes (net of costs)	44.980
Proceeds from the issue of ordinary shares	10,311
Proceeds from borrowings	36.012
Payment of dividends	13.677)
Repayment of loans and lease liabilities	(38.628)
Total cash flows from financing activities	**288,998**

Weakening stock market conditions coupled with the Company's poor trading performance and deteriorating financial position have seen ERG's share price decrease from all time high levels of around $4.11 in January/February 2000 to 30 cents at 30 June 2002. Since that date the share price has continued to trade down to levels of around 10 cents in December 2002 and January 2003, increasing to a close on 26 February 2003 of 15.5 cents. Similarly, the price of a Listed Note has decreased from levels of around $13.50 soon after issue in March 2000 to $6.18 at 30 June 2002. Since that date the Listed Notes traded down to a low of $3.80 in October 2002, before increasing after the announcement of the Proposed Capital Restructure in November 2002 to $6.19 on 29 November 2002 before closing on 26 February 2003 at $8.70.

For the six months ended 31 December 2002 ERG recorded a loss of $124.9 million, which included a charge for the provision of a deferred liability on the Proton acquisition of $8.9 million and a write down of goodwill in relation to Proton of $52.4 million. The Company incurred negative operating cash flows of $10.0 million during the same period after interest and restructure costs and a positive operating cash flow of $3 million before interest, borrowing costs, bond payments and restructure costs.

Concerns over the Company's financial position were raised in the audit opinion issued on ERG's financial statements for the year ended 30 June 2002. While not qualifying the accounts, the audit opinion contained an emphasis of matter regarding the Company's ability to continue as a going concern. This same emphasis of matter is contained in the auditor's review opinion for the six months to 31 December 2002.

Further, due to the deterioration in the Company's financial position and market conditions generally, ERG's banking facilities were not extended and consequently the Company was required to repay $65 million in bank facilities over the course of 2002.

- The Company's balance sheets, summary profit and loss statements and statement of cash flows for the last four years to 30 June 2002 are considered in more detail in section 1 of Appendix B.

- The Proposed Conversion, the Proposed Capital Restructure together with the sale of Proton and other initiatives being implemented by ERG, are designed to address the Company's current financial position. The main objective of the Proposed Capital Restructure is to build a solid foundation to enable ERG to take advantage of opportunities as and when they arise.

3.4 The Proposed Conversion and the Proposed Capital Restructure

The Proposed Conversion

On 28 February 2000, ERG raised $250 million via the issue of 18,518,519 Listed Notes at $13.50 per note. The Listed Notes are convertible at the option of the Noteholder on the basis of three ordinary shares for every one Listed Note after one year from the date of issue. Unless converted or redeemed at an earlier date, the Listed Notes are redeemable at $13.50 each on 1 October 2005.

Interest is payable on the Listed Notes at a rate of 7.5% per annum, is accrued daily and becomes due and payable on a six month basis on 1 April and 1 October each year. The annual interest payment on the Listed Notes at this rate is $18.75 million, or $9.375 million each six months.

The 18,518,519 Listed Notes are held by approximately 1,600 Noteholders. As at 31 January 2003, the top 20 Noteholders held approximately 72.26% of the Listed Notes on issue. The largest Noteholder is Ingot and the group of entities associated with Ingot, being Mr Duncan Saville, The Special Utilities Investment Trust Plc ("SUITS"), The Stocks Convertible Trust Plc ("Stocks"), and Utilico International Limited ("Utilico") (together referred to as "the Ingot Entities"). The five largest beneficial owners of the Listed Notes are as follows.

	Listed Noteholder	Number of Listed Notes Held	Percentage of Listed Notes
1.	The Ingot Entities	7,641,970	41.3%
2.	Deutsche Australia Securities (House Trading Account)	1,089,519	5.9%
3.	Australian Ethical	964,246	5.2%
4.	Universities Superannuation Scheme	851,896	4.6%
5.	Uniting Church of Australia	450,000	2.4%
		10,997,631	**59.4%**

The Company's ability to fund the redemption of the Listed Notes in October 2005 will be dependent on its ability to access alternative sources of finance. Alternatively, it may be possible to renegotiate the terms of the Listed Notes, however the sourcing of funds or the outcome of any renegotiations with Listed Noteholders, at the date of this report, are not certain and cannot be guaranteed.

For the Listed Note Conversion to proceed, approval is required from both the Noteholders and the Existing Ordinary Shareholders. The April Interest Conversion, the Listed Note Conversion and the Future Interest Conversion must be passed by extraordinary resolution, which requires a quorum of Noteholders holding 75% of the Listed Notes to vote. For an extraordinary resolution to be passed a two thirds majority is required. Noteholders who hold approximately 46.5% of the Listed Notes, being the Ingot Entities and Australian Ethical, have indicated that they intend to vote in favour of the Proposed Conversion. The April Interest Conversion will proceed if Noteholders vote in favour of it (i.e. Shareholder approval is not required).

The April Interest Conversion, the Listed Note Conversion, together with the Proposed Capital Restructure, represent major steps in placing the Company in a stronger financial position. If Noteholders approve the April Interest Conversion and the Listed Note Conversion, they will receive 3.375 April Interest Conversion Shares in regards to the April Interest and a further 90 Conversion Shares for the conversion of the Listed Notes at their face value of $13.50 each. The record date for the Listed Notes is 17 March 2003. Accordingly, transfers of Listed Notes not registered on or before 17 March 2003 will not be entitled to the April Interest. It follows that Listed Notes sold after 11 March 2003 will be entitled to the April Interest, but will not participate in the Listed Note Conversion, should it proceed. The record date for the Listed Note Conversion is expected to be no later than two months after the April Interest record date. The amount of April Interest equates to 50.625 cents per Listed Note. As a result of the Proposed Conversion, Noteholders will receive 93.375 Conversion Shares for every Listed Note held. On this basis, a total of 1,729,166,711 new ERG ordinary shares will be issued. The effective price that the April Interest Conversion Shares and the Conversion Shares are to be issued under the Proposed Conversion is 15 cents each.

If the issue of shares under the April Interest Conversion, the Listed Note Conversion or the Future Interest Conversion would or would reasonably be expected to result in a Noteholder breaching Section 842 ("s842") of the United Kingdom Income and Corporation Taxes Act 1988 ("the UK Tax Act") such that it would cease to be classified as an "Investment Trust" under that Act, the holder may apply to have its Listed Notes classified as "Excluded Notes". In these circumstances, certain Noteholders based in the UK may delay the conversion of their Listed Notes until 1 October 2005 ("the s842 Carve Out"). It is possible that certain of the Ingot Entities may be entitled to rely on the s842 Carve Out. The Ingot Entities are also permitted to rely on the s842 Carve Out in relation to their underwriting obligations. A full explanation of the s842 Carve Out is contained in Section 6.8 below.

If a party relies on the s842 Carve Out, the number of shares issued under the Listed Note Conversion, April Interest Conversion or the Future Interest Conversion may be reduced, possibly significantly, until such time as the holder is entitled to convert its Listed Notes under s842. Analysis of the April Interest Conversion and the Listed Note Conversion throughout this report excludes reference to s842 on the basis that the actual impact is not known.

The Proposed Conversion is conditional on the approval by the Existing Ordinary Shareholders of the Listed Note Conversion. In addition, the Foreign Acquisition and Takeovers Act requires the Foreign Investment Review Board to approve the acquisition by the Ingot Entities of a greater than 15% interest in ERG. Subject to the s842 Carve Out, the Ingot Entities will emerge with approximately 27% of the ERG ordinary shares if the Proposed Conversion proceeds.

As stated in section 1 above, the manner in which the resolutions are framed provide for one of the following outcomes to occur:

- the Proposed Conversion proceeds in which case the Future Interest Conversion will not be applicable as the Listed Notes will cease to exist;
- the Listed Note Conversion proceeds, in which case the Future Interest Conversion will not be applicable, but the Noteholders vote against the April Interest Conversion;
- the Listed Note Conversion does not proceed, due either to the Noteholders or the Shareholders voting against it, but the Noteholders vote in favour of the April Interest Conversion and the Future Interest Conversion;
- the Listed Note Conversion does not proceed, due either to the Noteholders or the Shareholders voting against it, but the Noteholders vote in favour of the April Interest Conversion, but against the Future Interest Conversion;
- the Listed Note Conversion does not proceed, due either to the Noteholders or the Shareholders voting against it, but the Noteholders vote in favour of the Future Interest Conversion, but against the April Interest Conversion; or
- Noteholders reject the Listed Note Conversion, the April Interest Conversion and the Future Interest Conversion.

If the Proposed Conversion does not proceed, but the Noteholders approve the Future Interest Conversion, the Future Interest will be converted to ERG ordinary shares at a 5% discount to the volume weighted price of an ERG share over the five trading days prior to the date the interest is due.

In addition, any shares issued under the Listed Note Conversion and the April Interest Conversion will be subject to the Share Consolidation proposed under the Proposed Capital Restructure. This will mean that all ordinary shares that the Company has on issue, including the Conversion Shares and April Interest Conversion Shares, will be consolidated, with every 10 ordinary shares being consolidated into 1 ordinary share.

Noteholders will have the right to participate in the Rights Issue on the basis that their shares will be issued prior to the Rights Issue proceeding.

The Babcock & Brown Facility

ERG engaged Babcock & Brown in 2002 as corporate advisors to assist with structuring the Company's current and future funding requirements. Babcock & Brown is a global investment bank that specialises in corporate finance, project financing and development and structured finance. While not part of the Proposed Capital Restructure, Babcock & Brown has provided the following loan facilities to ERG:

- a loan commitment facility of up to $30 million ("the Loan Commitment Facility"); and
- a contingent instrument facility of up to $9.38 million ("the Contingent Instrument Facility").

Together the Loan Commitment Facility and the Contingent Instrument Facility are referred to as the "Babcock & Brown Facilities".

In October 1997, as part of the ERG Motorola Alliance, the Company issued to Motorola 18,178,989 unlisted redeemable convertible notes at $1.65 each to Motorola, raising approximately $30 million ("the Unlisted Notes"). The Unlisted Notes were convertible at Motorola's option, at the rate of three ordinary shares for every note, at any time from the issue date until October 2002. Unlisted Notes not converted at October 2002 were to be redeemed.

The Ingot Entities acquired 8 million Unlisted Notes in November 2001. Motorola converted a further 4.35 million Unlisted Notes into ordinary shares during the 2002 financial year. The Ingot Entities converted 3 million of the Unlisted Notes, with the shares received on conversion being subsequently sold on market. In December 2002, approximately $10.1 million drawn down from the Loan Commitment Facility was used to redeem the remaining 5,828,989 Unlisted Notes held by Motorola ("the $10.1 Million Loan"). The 5 million Unlisted Notes held by the Ingot Entities were effectively redeemed via the Ingot Loans.

Under the Babcock & Brown Facilities, Babcock & Brown agreed that a total principal amount of $16.3 million would be advanced under the Loan Commitment Facility to assist the Company in the Proposed Capital Restructure. In addition to the $10 Million Loan, a further amount of approximately $6.2 million has been drawn down under the Loan Commitment Facility for working capital purposes ("the $6.2 Million Loan"). Any further drawdowns are at Babcock & Brown's discretion.

The Contingent Instrument Facility of $9.38 million is to be used to secure payment of fees to Babcock & Brown pursuant to a mandate letter entered into between ERG and Babcock & Brown in September 2002. The amount has been fully drawn down. If the Babcock & Brown Facilities are repaid early, then the Contingent Instrument Facility will be reduced as follows:

- if repayment of the Babcock & Brown Facilities occurs by 1 May 2003: reduced to $6.38 million; and
- if repayment of the Babcock & Brown Facilities occurs by 1 September 2003: reduced to $7.38 million.

The fee payable to Babcock & Brown covers loan commitment fees, restructuring costs and general advisory work agreed between ERG and Babcock & Brown. Babcock & Brown may earn additional fees if it undertakes work outside the scope of the agreed work in the mandate.

Interest of 8% per annum is payable on the $10.1 Million Loan drawn down to redeem the Unlisted Notes, with interest on all other monies outstanding under the Babcock & Brown Facilities being charged at 14% per annum.

The monies forwarded under the Babcock & Brown Facilities are secured under the ERG Security Trust Deed, with Babcock & Brown having priority in repayment over other participating financiers in respect of certain assets.

Stocks, being one of the Ingot Entities, has provided Babcock & Brown with a guarantee and indemnity in respect of a $10 million advance made by Babcock & Brown to ERG in February 2003. The total recoverable amount under this guarantee is $10 million. In support of this guarantee, Stocks has granted a share mortgage in favour of Babcock & Brown over all Stocks' shares in certain Australian listed companies. Stocks is entitled to a fee of $90,000 per month from ERG, starting from January 2003, with a minimum of $500,000, for providing the guarantee. Babcock & Brown is entitled to a fee of $90,000 per month, starting from January 2003, with a minimum of $270,000, in connection with Socks' providing the guarantee.

Proceeds of any disposal of secured property are to be distributed in accordance with the ERG Security Trust Deed and then applied to amounts outstanding under the Babcock & Brown Facilities. In addition, proceeds from any equity or other capital issues (including the Rights Issue) must be applied first to the $10.1 Million Loan and then to the remainder of the Babcock & Brown Facilities.

Regardless of whether the Proposed Conversion proceeds, the $10.1 Million Loan is repayable on or by 31 May 2003, with the $6.2 Million Loan and the Contingent Instrument Facility being due for payment on or before 24 March 2004.

The Proposed Capital Restructure

The Proposed Capital Restructure was announced at the Company's Annual General Meeting held on 28 November 2002. The essential features of the Proposed Capital Restructure are as follows:

- the Proposed Conversion of the Listed Notes (including the April Interest);
- the provision of the $25.434 million Ingot Loans;
- the Rights Issue to raise up to approximately $50 million through the issue of the Preference Shares; and
- the Share Consolidation.

The effect of the Proposed Capital Restructure is to remove the $250 million of debt and the $18.75 million per annum interest expense associated with the Listed Notes, extend the period of the Ingot Loans and the Babcock & Brown Facilities and provide further working capital through the Rights Issue. A description of each of the aspects of the Proposed Capital Restructure is detailed below.

The Ingot Loans

Two of the Ingot Entities, being SUITS and Utilico, have provided ERG with the Ingot Loans of $25.434 million. The funds were applied to assist the Company with the refinancing of other debt facilities and to meet ongoing financial obligations. At the date of this report the Ingot Loans were fully drawn. Of the Ingot Loans:

- approximately $23 million has been advanced by SUITS ("the SUITS Loan"); and
- Utilico have advanced the remaining amount of approximately $2.434 million ("the Utilico Loan") (together referred to as the Ingot Loans).
- The main terms of the Ingot Loans are described below.

- If the Proposed Conversion proceeds and certain debt conversion rights and option issues are approved, the $25.434 million becomes repayable five years from the date of draw down. Conversely, if shareholder approval is not obtained the Ingot Loans will become repayable on 24 June 2003.

- On the draw down of the Ingot Loans, the Ingot Entities will become entitled to the issue of 169.56 million options over ERG shares (on a pre-Share Consolidation basis), exercisable at 20 cents each within five years of issue ("the 20 Cent Ingot Options").

- Interest is payable on the Ingot Loans at the rate of 10% per annum, accruing daily and compounding quarterly in arrears, payable every six months. At the Ingot Entities' option, interest can be satisfied by cash payment or, subject to shareholder approval being obtained where necessary, by the issue of shares. If the Ingot Entities elect to have the interest satisfied by the issue of ordinary shares, the shares will be issued at a 5% discount to the volume weighted price of an ERG share over the 5 trading days prior to the date the interest is due.

- Ingot has the option to convert the balance of the Ingot Loans to ERG ordinary shares or preference shares at a price of 15 cents per share ("the Ingot Loans Shares"). Any preference shares issued under this term will have the same terms and conditions of the Preference Shares to be issued under the Rights Issue.

- ERG has the option to repay the Ingot Loans early. If the Company does this and the Ingot Entities elect not to convert, then the Ingot Entities will be granted an additional tranche of up to 169.56 million options exercisable at 15 cents each within five years of issue ("the 15 Cent Ingot Options"). Any repayment of the Ingot Loans resulting from Ingot being required to underwrite the Rights Issue will not result in any 15 Cent Ingot Options being issued.

- The Ingot Loans will be granted first ranking security under the ERG Security Trust Deed, *pari passu* with other first ranking security holders, excluding the National Australia Bank Cash Deposit and the greater of the Company's Balcatta property (which currently excluded under ERG Security Trust Deed) or $10 million.

- If shareholder approval is not obtained and ERG has not repaid the Ingot Loans by 24 June 2003, a cash fee of $250,000 for each 30 day period which the Ingot Loans remain outstanding, will be payable to the Ingot Entities.

The Share Consolidation

Following completion of the conversion of the Listed Notes and the April Interest (prior to the Rights Issue), ERG will have approximately 2.675 billion ordinary shares on issue. It is intended that the number of shares on issue be reduced by consolidating every 10 shares into 1 share. The Share Consolidation will reduce the number of shares on issue from approximately 2.675 billion to 267.5 million. The Share Consolidation will have no impact on the amount of paid up share capital in the Company and involves no return of capital to shareholders. The terms of all issued securities in ERG will be adjusted to take account of the Share Consolidation.

The Rights Issue

Following the conversion of the Listed Notes, the Company proposes to undertake a Rights Issue. The Preference Shares to be issued under the Rights Issue have a preference over all other shares to dividends and distributions on a winding up. The indicative terms of the Rights Issue are as follows:

Amount to be raised	$50 million.
Shares Issued	334.38 million Preference Shares.
Face Value	15 cents per share.
Underwriting	Underwritten to a minimum of $23 million.*
Security	Unsecured but with a preference over all other shares to dividends and distributions on a winding up.
Dividend Yield	Cumulative dividend yield of 10% per annum (accruing daily and compounding quarterly in arrears) payable every six months. At the option of the Company, accrued dividends will be paid: ▪ in cash; or ▪ to the extent not paid in cash, by the issue of ordinary shares issued at a price based on the volume weighted price of ERG shares prior to the relevant dividend payment date.
Redemption	Redeemable at their issue price of 15 cents at the election of ERG at any time after 5 years (subject to the holder's right to convert following notification of intended redemption). Holders are not entitled to require redemption of the Preference Shares.
Conversion	Convertible at the election of the holder into one Share. Preference Shares may be converted during 2 nominated window periods each year or if control of ERG passes under a takeover offer or scheme of arrangement. ERG can convert or redeem the Preference Shares after 5 years, subject to any relevant restrictions at law. If ERG elects to convert the Preference Shares, the conversion ratio is the greater of 1 Share for each Preference Share, or the ratio linked to a volume weighted average price of Shares at the time of conversion..
Renounceable	The Rights Issue is renounceable, which means that if ERG shareholders do not wish to take up their rights they can sell them on the ASX.
s842	A Listed Noteholder who relies on s842 will not be a shareholder on the Rights Issue record date in respect of the Listed Notes not converted.
Option	For every 1 Preference Share issued, each shareholder will be entitled to be issued 1 free option. The options will be listed on the ASX, have a 5 year maturity, and will be exercisable at 20 cents.
Trigger Events	Trigger events such as takeovers, mergers etc enable shareholders to convert to equity at the Conversion Price.
Listing	The Company will seek listing on the ASX for the Preference Shares.
Voting	To the extent permitted by the ASX Listing Rules.

* In addition, Australian Ethical has indicated it is willing to commit to take up at least 2.5 million of its entitlement to Preference Shares under the Rights Issue and may also underwrite a portion of the Rights Issue.

The Company anticipates that the Rights Issue will be completed in June 2003.

Paterson Ord Minnett ("Patersons") has been mandated by ERG to facilitate the underwriting of the Rights Issue. Patersons underwriting obligations will be conditional on obtaining sub-underwriters.

If the Proposed Conversion proceeds, the Ingot Entities will, subject to the s842 Carve Out, hold approximately 27% of the ERG ordinary shares on issue. The Ingot Entities have advised that they will not be taking up their rights under the Rights Issue. Accordingly, in order for the Rights Issue to be fully subscribed, approximately 27% of the Preference Shares must be taken up by underwriters or sub-underwriters. Whilst the Ingot Entities will not be taking up their rights, they have undertaken to underwrite the first $20 million of the Rights Issue ("the Ingot Underwriting"). In other words, the Ingot Underwriting will only be called upon in the event that less than $20 million is raised under the Rights Issue. Ingot is entitled to an underwriting fee of 3% of the Ingot Underwriting amount, regardless of whether the Ingot Underwriting is called on or not. The Ingot Underwriting is conditional on the following:

- the Listed Note Conversion proceeding;
- the shareholders approving the issue of shares upon the issue and subsequent exercise of the 20 Cent Ingot Options ("the 20 Cent Ingot Option Shares");
- the shareholders approving the issue of the of the Ingot Loans Shares; and
- the shareholders approving the issue of shares upon the issue and subsequent exercise of the 15 Cent Ingot Options ("the 15 Cent Ingot Option Shares").

To the extent that the Ingot Underwriting is called upon, any obligation will be set off against the obligation of ERG to repay the equivalent amount of the Ingot Loans. Accordingly, if there is a $40 million shortfall under the Rights Issue, the Ingot Entities will be required to contribute $10 million under their underwriting commitment and the net cash amount raised under the Rights Issue will be reduced to $10 million. However, in these circumstances the amount outstanding under the Ingot Loans will reduce by the $10 million.

If the Ingot Entities are required to meet part or all of the underwriting obligation, they will not become entitled to a pro rata share of 15 Cent Ingot Options if that part of the Ingot Loans had been repaid early.

Whilst Babcock & Brown do not own any ordinary shares or Listed Notes, they have committed to sub-underwrite the Rights Issue to a maximum of $3 million. This amount (or part thereof) will only be called upon in the event that less than $23 million is raised under the Rights Issue. An underwriting fee of 3% is payable on the actual amount of any shortfall Babcock & Brown are called on to subscribe for under this underwriting obligation. The Babcock & Brown underwriting commitment is conditional upon the same shareholder approvals as apply to the Ingot Underwriting.

In addition, Australian Ethical has indicated it is willing to commit to take up at least 2.5 million of its entitlement to Preference Shares under the Rights Issue and may also underwrite a portion of the Rights Issue.

The prospectus for the Rights Issue will contain a shortfall application to permit shareholders and retail investors to subscribe for additional Preference Shares.

The Directors of ERG also have the discretion not to proceed with the Rights Issue or to proceed on different terms. For example, should the Company secure funding from other sources, the Directors may decide it is not in ERG's interest to proceed with the Rights Issue, or decide to vary terms of the Rights Issue. If the Rights Issue does not proceed, no funds will be raised. The Ingot Underwriting is also subject to the s842 Carve Out. The funding from the Rights Issue is to be used to meet working capital requirements for new and existing projects and if required, assist in satisfying the Company's debt repayment obligations. If the Rights Issue does not proceed, or is unsuccessful, it is expected that the Company will need to obtain funding from alternative sources or adjust its operational requirements.

4. Basis of Assessment

The purpose of the Noteholders IER is to provide separate opinions as to whether or not each of the April Interest Conversion, the Listed Note Conversion and the Future Interest Conversion are in the best interests of the Noteholders. While an independent expert's report is not technically required by either the Act, the ASX Listing Rules, or the Trust Deed, the Directors have requested the preparation of the Noteholders IER in the interest of sound corporate governance.

In considering whether or not the April Interest Conversion, the Listed Note Conversion and the Future Interest Conversion are in the best interests of Noteholders, it is relevant to note that the term "best interests" is not legally defined. For the purposes of this report, in assessing whether each of the proposals are in the best interests of Noteholders, we have considered the following:

- the overall commercial impact of the April Interest Conversion, the Listed Note Conversion, the Future Interest Conversion and the Proposed Capital Restructure and whether the expected advantages outweigh the disadvantages that might result; and
- whether Noteholders will be better off, or at least no worse off in the event that the April Interest Conversion, the Listed Note Conversion and/or the Future Interest Conversion proceed or do not proceed.

If the Listed Note Conversion is approved, the Future Interest Conversion will not be applicable as the Listed Notes will be converted to ordinary shares. Accordingly, while the April Interest Conversion and the Listed Note Conversion can occur at the same time, the Listed Note Conversion and the Future Interest Conversion cannot. Conversely, if the Listed Note Conversion is not approved, the April Interest Conversion and the Future Interest Conversion can occur at the same time.

The Listed Note Conversion is subject to approval from the Existing Ordinary Shareholders as part of the Proposed Capital Restructure. If the Existing Ordinary Shareholders vote against the Listed Note Conversion it will not proceed, regardless of whether or not the Noteholders approve the Listed Note Conversion. If the Listed Note Conversion is not approved by the Existing Ordinary Shareholders, many aspects of the Proposed Capital Restructure will not proceed.

The Listed Note Conversion has been proposed by ERG in response to its present financial position. The Listed Note Conversion is the major component of the Proposed Capital Restructure. While the April Interest Conversion and the Future Interest Conversion are not as significant as the Listed Note Conversion, they have also been proposed to address the Company's financial position. Accordingly, consideration of the Listed Note Conversion, the April Interest Conversion and the Future Interest Conversion is very much aligned with the impact each will have on ERG's financial position. Because of the immediate effect the Listed Note Conversion and the April Interest Conversion could potentially have on the Company, especially the Listed Note Conversion, it is appropriate to consider the April Interest Conversion in conjunction with the Listed Note Conversion (i.e. referred to in combination in this report as "the Proposed Conversion"). From the Company's perspective, of the three proposals the Listed Note Conversion is the most significant.

In our assessment of the proposals we have considered the following matters:

- the recent trading prices of a Listed Note and an ERG share on the ASX, and the implied values of the Proposed Conversion, the Listed Note Conversion and the April Interest Conversion;
- the fair value of a Listed Note in comparison to the fair value of the ERG shares to be received under the Proposed Conversion;
- the fair value of a Listed Note adjusted for the April Interest in comparison to the fair value of the ERG shares to be received under the Listed Note Conversion;
- the fair value of the April Interest in comparison to the fair value of the ERG shares to be received under the April Interest Conversion;
- the pricing terms of the Future Interest Conversion;
- the rationale for the Proposed Capital Restructure;
- the nature of ERG's current activities;
- the likely dilutionary impact on the Existing Ordinary Shareholders of the Proposed Conversion and the rest of the Proposed Capital Restructure;
- the ramifications for the Company if the Listed Note Conversion and the April Interest Conversion do not proceed;
- alternatives to the Proposed Capital Restructure;
- the potential change of control and management arising out of the Potential Capital Restructure; and
- other significant matters.

In the context of considering the fair value of a Listed Note and an ERG share, "fair value" is generally defined as being the amount at which an asset could be exchanged between a knowledgeable and willing but not anxious seller and a knowledgeable and willing but not anxious buyer both acting at arm's length.

Consideration of the respective values of a Listed Note and an ERG share, separately and under the terms of the Listed Note Conversion and the April Interest Conversion are detailed in section 5. Our valuations of a Listed Note and an ERG share are included in Appendices A and B respectively. Reference to the terms of the Future Interest Conversion are also contained in section 5. Other significant factors relevant to the assessment are set out in section 6.

5. Valuation Considerations

5.1 Consideration of Market Prices

Over the period since 2 January 2002 the price of a Listed Note on the ASX drifted down from $9.66 to a low of $3.82 by the end of April 2002 and back up to $6.61 in June before trading back to levels of around $4.59 in October 2002. When the Proposed Capital Restructure was announced on 28 November 2002 the price increased from $4.35 to a high of $6.42 before closing for the month at $6.19. Since then the Listed Notes have traded in the range between $5.15 in December 2002 to a high of $8.70 on 26 February 2003.

Over the same period the market price of an ERG share on the ASX has traded down from 55 cents in January 2002 to a low of 22.5 cents in April 2002, then back up to 36.5 cents in June before drifting down to levels of around 16 cents to 24.5 cents across September and October 2002. On the day the Proposed Capital Restructure was announced, the share price traded down from 16 cents to 12.5 cents, the last trading price in November 2002. Since then the Company's share price has traded in the range between 10 cents and 15.5 cents, closing on 26 February 2003 at 15.5 cents.

While the market price of listed securities does not necessarily equate to the fair value of that listed security, it is relevant to note the prices traded on a stock exchange generally reflects the buying and selling of small parcels of securities that do not carry a controlling interest and are usually traded on a short to medium term basis. Given that the majority of Noteholders under the Proposed Conversion are being asked to convert a minority interest in the Listed Notes into a minority interest in ERG ordinary shares, consideration of the market prices at which the Listed Notes and ERG shares have traded may be appropriate.

The table below summarises the value of the terms of the Proposed Conversion with reference to the market prices at which the Listed Notes and ERG's shares traded at various dates and periods before and after the announcement of the Proposed Capital Restructure on 28 November 2002. The Proposed Conversion includes the April Interest Conversion.

	Listed Notes $	Share Price cents	Under PC[2] Terms $	Premium %
VWP[1] for 3 months before announcement	4.61	20.0	18.68	305%
VWP for 1 month before announcement	4.50	16.0	14.94	232%
Closing price 2 days before announcement	4.35	15.5	14.47	232%
Closing price on 28 November 2002	4.35	16.0	14.94	243%
Closing price on 29 November 2002	6.19	12.5	11.67	89%
Closing price 1 month after announcement	6.20	10.0	9.34	51%
VWP for period to 29 November 2002 to 26 February 2003	6.76	14.0	13.07	93%

1. VWP = volume weighted price.

2. PC = Proposed Conversion.

The table shows that based on the market prices at which the Listed Notes and ERG shares have traded at recently, Noteholders are receiving a significant premium under the terms of the Proposed Conversion. This premium exists as investors seek to take advantage of the arbitrage opportunity between the market price of the Listed Notes and the market price of an ERG share. While the premium has reduced since the announcement of the Proposed Capital Restructure it is still substantial. The perceived benefit of the difference in market prices will only occur if the Proposed Conversion is approved and the Proposed Capital Restructure proceeds as anticipated.

5.2 Value of a Listed Note

In section 2 of Appendix A, we determined the option value method to be the most appropriate method of valuing a Listed Note. We have also had regard to the market price of a Listed Note. The option method values a convertible note as a debt instrument and then adds the value, if any, of the option of the holder to convert the note to equity. The debt and option components of the Listed Notes are summarised below.

In valuing a Listed Note under the option method, it is first necessary to assess the net present value of the cash flows that are to be derived from the 7.5% yield payable on the Listed Notes. In this regard, we have considered the following factors:

- the impact on the ongoing operations of the Company of having to meet the annual interest payments on the Listed Notes of $18.75 million per annum between now and the redemption date of 1 October 2005; and
- the requirement for ERG to fund the $250 million redemption of the Listed Notes on 1 October 2005, with the Company's ability to meet the redemption being dependent on its capacity to access alternative sources of funding at that time, which is not certain and cannot be guaranteed.

After considering the above factors, we have applied an after-tax cost of debt of 9.8% to the cash flows derived from the Listed Notes. Whilst this is 2.3% higher than the yield on the Listed Notes, we consider this to be appropriate in light of ERG's current financial position and level of debt reflected by the balance of the Listed Notes.

By applying a discount rate of 9.8%, the present value of the interest cash flows to be derived from each Listed Note between the date of this report and maturity is $2.69. This value includes the value of the April Interest for the six months to 1 April 2003.

In addition to the interest cash flows, assuming the Listed Notes are not converted to ordinary shares, the Company is required to redeem each of the Listed Notes at their face value of $13.50 each. Ignoring whether or not ERG will have the capacity to repay $250 million on 1 October 2005, based on the same discount rate of 9.8%, the net present value of the $13.50 redemption amount is $10.61. Adding the $10.61 to the $2.69, the debt instrument component of a Listed Note is therefore $13.30. However, as referred to above, the Company's ability to redeem the $250 million outstanding on the Listed Notes on 1 October 2005 is dependent on its capacity to access alternative sources of funding at that time, which is not certain and cannot be guaranteed. Accordingly, $13.30 represents the maximum theoretical value for the Listed Notes, including the April Interest.

With a three for one conversion ratio, the Listed Notes have an effective conversion price of $4.50 per ordinary share. It would be expected that for the Listed Notes to be converted, ERG's share price would need to be trading at or above $4.50. The Company's share price has not traded around that price since January/February 2000. The last trading price of an ERG share on 26 February 2003 was 15.5 cents.

In assessing the value attributable to the option to convert a Listed Note into equity, we have applied the Black Scholes Model. As ERG's current share price is so far below $4.50, we have assessed the value associated with the option to convert the Listed Notes to ordinary shares in ERG to be nil.

It is relevant to note that in the period prior to the announcement of the Proposed Capital Restructure on 28 November 2002, the Listed Notes traded around $4.50. Based on this price and our assessed present value of the forecast interest cash flows to be derived from a Listed Note of $2.69, the value implied for the present value of the redemption amount is $1.81. This assumes that the market attributes no value to the option to convert the Listed Notes to ERG shares.

Based on the above, we have assessed the fair value of a Listed Note, including the April Interest, to be in the range of between $4.50 and $13.30. The low end of the range reflects the volume weighted price of the Listed Notes in the one month prior to 28 November 2002, being the date the Proposed Capital Restructure was announced. Conversely, the high end of the range represents the high end of the value assessed for the Listed Notes under the option method.

5.3 Valuation of an ERG Share

In section 2 of Appendix B, we determined the discounted cash flow method ("DCF") of valuation to be the most appropriate method of valuing an ERG share. In this regard, ERG management has prepared forecast cash flows for the period to 31 July 2007 ("the Cash Flow Projections"). The Cash Flow Projections have been derived based on a number of assumptions as to the future operating performance of ERG. The Company formulates its Cash Flow Projections by applying the following parameters:

- "Contracted Business" represents projects for which there is a signed contract between ERG and the customer and the Company is about to commence, or is in the process of undertaking that contract.

- "Expected Business" includes the following:
  - projects that have been awarded to ERG, but the contract has not yet been signed;
  - projects where ERG is the only bidder; and
  - projects which the Company believes it has a greater than 50% chance of winning.
- "Targeted Business" includes projects that the Company expects will be put out to tender and ERG will bid for.

We have undertaken a limited review of the Cash Flow Projections in order to determine their reasonableness. Specifically, we have undertaken the following steps:

- sighted a sample of signed contracts the Company has with its customers;
- discussed each of the Expected and Targeted Business projects with management in order to assess the likelihood of ERG winning the business;
- considered the reasonableness of the assumptions which underpin the revenue and expenditure forecasts in light of historical performance, in particular ERG's past performance in meeting budgeted results;
- assessed ERG's likely tax losses and its ability to utilise those losses in the future;
- held detailed discussions with the Company's management in regards to projected capital expenditure and working capital requirements;
- considered the dynamics and outlook of the AFC/smart card sectors; and
- had regard to ERG's historical success rate in bidding for new projects.

Management has advised that historically ERG has won approximately 70% of the total revenues targeted.

Based on our review of the Cash Flow Projections, we have made the following adjustments in considering the 'fair value' of an ERG share using the DCF methodology:

- applied probabilities to the Expected Business Projections where there is less than 100% probability of ERG winning the contract; and
- multiplied the contribution from Targeted Business by 60% to 70% to reflect ERG's historical record in winning new contracts.

It follows that should the actual operating results differ significantly from those projected, there may be a material impact on the underlying value of an ERG share, with any impact potentially being either positive or negative.

We have not disclosed full details of the Cash Flow Projections, as to do so could compromise ERG's competitive position in terms of pricing and the ability to negotiate with potential customers. In addition, full disclosure would provide ERG's competitors with an unfair advantage in the tendering for AFC/smart card projects. However, we have included a table in section 3.2 of Appendix B, which details the key assumptions used in the preparation of the Cash Flow Projections.

We have applied a Weighted Average Cost of Capital ("WACC") of 14.1% to our adjusted version of the Cash Flow Projections. The same discount rate has been applied to the terminal value, which has been calculated by capitalising the adjusted final year cash flow from the Cash Flow Projections. Further information as to our basis for determining the appropriate discount rate is included in section 3.1 of Appendix B. This process results in the following enterprise and equity values assessed for ERG.

	Low $m's	High $m's
ERG's Enterprise Value	**365.4**	**441.3**
Less Net Debt	(316.7)	(316.7)
Less Minority Interests	(0.2)	(0.2)
ERG's Equity Value	**48.5**	**124.4**
Ordinary Shares on Issue	945.9	945.9
Value of an ERG share (cents)	**5.1**	**13.2**

As can be seen from the above table, we have assessed ERG's enterprise value to be between $365.4 million and $441.3 million. As detailed in section 3.1 above, ERG is in advanced stage negotiations with a third party to sell 100% of the shares in Proton for a total consideration of approximately $109 million, with the initial net cash proceeds to the Company being approximately $60 million. In addition, ERG may receive up to a maximum of €22.5 million over the next 10 years, based on the number of cards sold to ERG by Proton ("the Milestone Payments"). The present value of the likely proceeds from the sale of Proton has been included in ERG's Enterprise Value.

After deducting the net interest bearing debt of $316.7 million, the equity value ranges from $48.5 million to $124.4 million.

For the purposes of this report, we have assessed the fair value of an ERG share to be in the range of between 5.1 cents and 13.2 cents (refer section 3.3 of Appendix B). It is important to note that our assessed fair value of the Company's shares does not address whether or not ERG will have the capacity to redeem, refinance or renegotiate the Listed Notes at their 1 October 2005 redemption date. If, at October 2005 the Company is unable to redeem, refinance or renegotiate the Listed Notes, the value of an ERG share will be negatively impacted.

5.4 The Proposed Conversion/Listed Note Conversion

As it is possible for the Listed Note Conversion to occur with (i.e. the Proposed Conversion) or without the April Interest Conversion, in considering whether the Listed Note Conversion is in the best interests of the Noteholders we have considered comparative values under each basis.

The Proposed Conversion

In considering the Proposed Conversion, we have compared the fair value of a Listed Note (including the April Interest), with the fair value of the Conversion Shares, plus the April Interest Conversion Shares to be issued. We have assessed the value of a Listed Note in the range of $4.50 and $13.30. The value of the Conversion Shares, together with the April Interest Conversion Shares, is based on the range assessed for an ERG share of between 5.1 cents and 13.2 cents, multiplied by the 93.375 shares to be received for each Listed Note.

	Valuation Low $'s	Valuation High $'s
Assessed Value of a Listed Note (including April Interest)	**4.50**	**13.30**
Assessed Value of the Conversion Shares	4.59	11.88
Assessed Value of the April Interest Conversion Shares	0.17	0.45
Total Value of the Proposed Conversion Shares	**4.76**	**12.33**
Excess/(Deficit) value over Listed Note value	0.26	(0.97)
Premium/(Discount) to the value of a Listed Note	5.8%	(7.3%)

As detailed in section 5.1, based on the recent market prices of both the Listed Notes and ERG shares the Noteholders are receiving a significant premium for their Listed Notes.

At the lower end of our range, the value of the shares issued as a result of the Proposed Conversion is at a 5.8% premium to the value of a Listed Note. At the upper end of our range, the value of the shares issued as a result of the Proposed Conversion is at a 7.3% discount to the value of a Listed Note.

While the upper end of the valuation range for the Proposed Conversion Shares is at a 7.3% discount to the upper end value of the Listed Note consideration, of more significance is the fact that approximately 87% of the values within the range of between $4.76 and $12.33, being the valuation range for the Conversion Shares and fall within the valuation range assessed for the Listed Notes.

The Listed Note Conversion

As it is possible for the Listed Note Conversion to occur without the April Interest Conversion, we have compared the fair value of a Listed Note (excluding the April Interest), with the fair value of the Conversion Shares.

We have assessed the value of a Listed Note (excluding the April Interest) in the range of $3.99 and $12.80. The value of the Conversion Shares, is based on the range assessed for an ERG share of between 5.1 cents and 13.2 cents, multiplied by the 90 shares to be received for each Listed Note.

	Valuation Low $'s	Valuation High $'s
Assessed Value of a Listed Note (excluding the April Interest)	**3.99**	**12.80**
Assessed Value of the Conversion Shares	**4.59**	**11.88**
Excess/(Deficit) value over Listed Note value	0.60	(0.92)
Premium/(Discount) to the value of a Listed Note	15.0%	(7.2%)

As detailed in section 5.1, based on the recent market prices of both the Listed Notes and ERG shares the Noteholders are receiving a significant premium for their Listed Notes.

At the lower end of our range, the value of the Conversion Shares is at a 15.0% premium to the value of the Listed Note consideration. At the upper end of our range, the value of the shares issued as a result of the Proposed Conversion is at a 7.2% discount to the value of the Listed Note consideration.

While the upper end of the valuation range for the Conversion Shares is at a 7.2% discount to the upper end value of the Listed Note consideration, of more significance is the fact that approximately 83% of the values within the range of between $4.59 and $11.88, being the valuation range for the Conversion Shares, fall within the valuation range assessed for the Listed Note (excluding the April Interest) consideration.

5.5 The April Interest Conversion

In considering whether the April Interest Conversion is in the best interests of Noteholders, we have compared the fair value of the April Interest, with the value of the April Interest Conversion Shares.

We have assessed the value of the April Interest to be 50.625 cents per Listed Note, being the six monthly interest payment. The value of the April Interest Conversion Shares is based on the range assessed for an ERG share of between 5.1 cents and 13.2 cents, multiplied by the 3.375 shares to be received for each Listed Note.

	Valuation Low cents	Valuation High cents
Value of the April Interest	50.62	50.62
Assessed Value of the April Interest Conversion Shares	**17.21**	**44.55**
Excess/(Deficit) value of the April Interest Conversion Shares	**(33.41)**	**(6.07)**
Premium/(Discount) to the value of a Listed Note	(66.0%)	(12.0%)

At the lower end of our range, the value of the April Interest Conversion Shares, are at a 66.0% discount to the value of the April Interest. At the upper end of our range, the value of the April Interest Conversion Shares, are at a 12.0% discount to the value of the April Interest.

It is relevant to note that the closing market price of an ERG share on 26 February 2003 was 15.5 cents. At this price, under the terms of the April Interest Conversion, the April Interest Conversion Shares are at a 3.3% premium to the value of the April Interest.

5.6 The Future Interest Conversion

If the Proposed Conversion does not proceed, but the Noteholders approve the Future Interest Conversion, the Future Interest will, subject to s842 carve out, be converted to ERG ordinary shares at a 5% discount to the volume weighted price of an ERG share over the five trading days prior to the date the interest is due. Whilst it is not possible to predict ERG's share price in the future, Noteholders will receive the full amount of the Future Interest in ERG shares ("the Future Interest Shares"). For example, if ERG's volume weighted share price for the five days leading up to the date the Future Interest is due was 15 cents, the shares would be issued at 14.25 cents. As a result, approximately 65.8 million shares would be issued in lieu of the $9.375 million six monthly interest payment. The 15 cents represents a 5.3% premium to the 14.25 cents.

6. Other Considerations

6.1 Rationale for the Proposed Capital Restructure

As detailed in section 3.3, ERG's financial position over recent years has been negatively impacted by contract delays, asset write-downs, the need to incur substantial capital expenditure on long-term contracts, large debt servicing commitments and a high level of gearing.

Between 30 June 1999 and 30 June 2002, the Company's net asset position decreased from $232.3 million to $151.7 million, with the book value of total assets increasing by a net amount of approximately $223.4 million and the balance of total liabilities increasing by approximately $304 million. Reflecting the issue of the $250 million Listed Notes in February 2000, net interest bearing liabilities increased from $92.6 million at 30 June 1999 to $308.1 million at 30 June 2002. For the year ended 30 June 2002 the Company recorded a net loss before tax of approximately $246.1 million, which included approximately $161.7 million in significant items relating to non-cash charges and provisions.

Further, the Company recorded a loss of $124.9 million for the six months ended 31 December 2002, which included a charge for the provision of a deferred liability on the Proton acquisition of $8.9 million and a write down of goodwill in relation to Proton of $52.4 million. The Company incurred negative operating cash flows of $10.0 million during the same period after interest and restructure costs and a positive operating cash flow of $3 million before interest, borrowing costs, bond payments and restructure costs.

Reflecting the operating loss, ERG's net asset position at 31 December 2002 had reduced from the $151.7 million at 30 June 2002 to $29.4 million. Net debt at 31 December 2002 was $316.7 million.

Since the dissolution of the ERG Motorola Alliance in February 2001, the Company has had to fund 100% of its activities and projects from its own resources. ERG's already high debt level, its deteriorating balance sheet and the prolonged weak conditions across world stock markets have made the sourcing of funds increasingly difficult. While cash flow from core operations is at, or slightly above breakeven, debt servicing and repayment commitments continue to direct funds away from operations. Contract delays have compounded the issue for the Company.

Furthermore, a significant issue currently facing ERG is its ability to secure performance bonds to support new contracts. As the value of projects increase, customers are demanding larger performance bonds from contractors. Since the 11 September 2001 terrorist attacks in the United States, the number of insurers prepared to provide performance bonds has diminished. At the same time the cost associated with performance bonds has increased. The Company's financial position, together with the perceived risks associated with the technology sector, have made it increasingly difficult for ERG to obtain performance bonds without full cash security. Without the capacity to meet performance bond requirements, the Company may be precluded from bidding for large AFC/smart card projects. Alternatively, in not being able to meet performance bond requirements ERG may choose to lodge non-compliant bids. Tendering for projects in these circumstances is not likely to be successful. Without the ability to win new projects, the Company's financial position is likely to continue to deteriorate.

Concerns over the Company's financial position were raised in the audit opinion issued on ERG's financial statements for the year ended 30 June 2002. While not qualifying the accounts, the audit opinion contained an emphasis of matter regarding the Company's ability to continue as a going concern. This same emphasis of matter is contained in the auditor's review opinion for the six months to 31 December 2002. The existence of an emphasis of matter, is likely to impact that entity's ability to secure debt funding from traditional sources.

As previously stated, the Company's ability to fund the redemption of the Listed Notes in October 2005 will be dependent on its ability to access alternative sources of finance at that time. Alternatively, it may be possible to renegotiate the terms of the Listed Notes, however the sourcing of funds or the outcome of any renegotiations with Noteholders, at the date of this report, are not certain and cannot be guaranteed. This view is supported by the Cash Flow Projections used to value the Company's shares.

The rationale of the Proposed Conversion is to eliminate interest payments of approximately $18.75 million per annum and remove the $250 million owing on the Listed Notes from the Company's balance sheet. The elimination of these amounts will significantly strengthen the Company's financial position. Regardless of its world class technology, without the ability to fund future growth, ERG's capacity to generate a reasonable return for Noteholders and shareholders will be limited.

We note that in the event that the Company's financial performance over the next two years significantly exceeds the Cash Flow Projections, it is possible that the Listed Notes could be able to be redeemed or refinanced should the Proposed Conversion not occur. At the date of this report, the probability of ERG's financial performance exceeding those projected cannot be predicted. Without the capacity to improve its financial position, the ability of the Company to exceed the financial performance projected will be limited.

In the table below we have outlined the impact on a number of events, depending on whether or not the Noteholders approve the Proposed Conversion.

IMPACT ON:	NOTEHOLDERS VOTE NO	NOTEHOLDERS VOTE YES
Listed Notes	The Company will need to either refinance the $250 million owing on the Listed Notes or renegotiate their terms before 1 October 2005. ERG's ability to fund the redemption on that date will be dependent on the Company being able to either refinance or renegotiate the terms of the Listed Notes which, at this time, is uncertain and cannot be guaranteed.	The Listed Notes will convert into ordinary shares at the rate of 90 ERG shares for every Listed Note held. Unless the Meeting of Noteholders is delayed beyond 1 April 2003, the April Interest may be converted into 3.375 ERG shares per Listed Note. The effect of this will be as follows: ▪ Noteholders forfeit their right to have the $13.50 face value redeemed on 1 October 2005. ▪ The Noteholders will no longer receive a yield of 7.5% per annum on the Listed Notes. As ordinary shareholders the Noteholders will be eligible to receive dividends, which are dependent on: the Company generating sufficient profits after the payment of the Preference Share dividends; and the Directors discretion. ▪ At present, the Listed Notes rank behind unsecured creditors, but ahead of ordinary shareholders. If the Proposed Conversion is approved, Noteholders are forfeiting their priority over ordinary shareholders in the event of a winding up (refer section 6.5).
Ingot Loans	The $25.434 million will be repayable in full on 24 June 2003. If the Ingot Loans are not repaid by this date, ERG is required to pay the Ingot Entities $250,000 per month until the Ingot Loans are repaid.	Repayable by 28 January 2008 or convertible at Ingot's option into ordinary shares or preference shares at 15 cents.
Babcock & Brown Facilities	Proceeds from the disposal of any secured property (eg. proceeds from the Proton sale) will be distributed in accordance with the Security Trust Deed and then applied to repay the Babcock & Brown Facilities. In addition, proceeds from the sale of Proton and other asset sales must be applied to repay the Babcock & Brown Facilities. In any event, the Babcock & Brown Facilities must be repaid as follows: ▪ $10.1 million (being the Motorola Loan) repayable by 31 May 2003; ▪ the balance (being the $6.2 million, plus the $9.38 million Contingent Instrument Facility) by 24 March 2004.	Same as if Noteholders vote against the Proposed Conversion.

IMPACT ON:	NOTEHOLDERS VOTE NO	NOTEHOLDERS VOTE YES
Rights Issue	The Rights Issue as outlined in section 3.4 above, will not proceed.	The Ingot Entities' and Babcock & Brown have agreed to underwrite the first $23 million of the Rights Issue on the condition that the Proposed Conversion proceeds. If less than $23 million is raised from the Rights Issue, then any amount contributed by the Ingot Entities and Babcock & Brown will be offset against the Ingot Loans and the Babcock & Brown Facilities respectively, effectively reducing the net proceeds from the Rights Issue. ERG has the discretion not to proceed with the Rights Issue, or proceed on different terms as proposed. In addition, Australian Ethical has indicated it is willing to commit to take up at least $2.5million of its entitlement to Preference Shares under the Rights Issue and may also underwrite a portion of the Rights Issue.
ERG's Financial Viability/Position	ERG will have to source funding for the following additional amounts if the Proposed Conversion does not proceed: ▪ if the April Interest Conversion is not approved, $9.375 million in April Interest by 1 April 2003; ▪ $25.434 million payable to the Ingot Entities by 24 June 2003; and ▪ if the Future Interest Conversion is not approved, $9.375 million interest on the Listed Notes on 1 October 2003 and the same amount every six months until redemption. The Babcock & Brown Facilities would still need to be repaid on the terms described above. The financial position of the Company will not change, with ERG retaining its high gearing level. It is unlikely that the Rights Issue would proceed without the underwriting support from Ingot and Babcock & Brown. If either the Rights Issue does not proceed or is not fully subscribed and/or the sale of Proton is not completed in the manner currently anticipated, then it is likely that the Company will need to source additional funding to repay the April Interest and the Ingot Loans. In addition, ERG's ability to fund the redemption of the Listed Notes by 1 October 2005 is dependent on being able to either refinance or renegotiate the terms of the Listed Notes which, at the date of this report, is uncertain and cannot be guaranteed.	The Company may not have to pay the April Interest of $9.375 million and the Future Interest. In addition, the repayment of the Ingot Loans will be deferred until 28 January 2008 (subject to Ingot electing to convert the Ingot Loans into ordinary shares). Further, if the Rights Issue is fully subscribed and the sale of Proton proceeds, then ERG will be in a net cash position (i.e. the Company's surplus cash will exceed its interest bearing liabilities).

6.2 The April Interest Conversion

Noteholders who are registered holders of Listed Notes on 17 March 2003 are entitled to receive an interest payment of 50.625 cents per Listed Note, which is due and payable on 1 April 2003. Listed Notes acquired after 11 March 2003 are not entitled to the April Interest.

Under the terms of the April Interest Conversion, instead of receiving cash, Noteholders are to receive 3.375 ordinary shares for the April Interest on each Listed Note for the six months ending 1 April 2003. The total interest payment that would not have to be made if the April Interest Conversion is approved, is $9.375 million.

At 31 December 2002, ERG had unallocated cash reserves totalling approximately $12 million. Since that date the Company has drawn down the Ingot Loans to $25.434 million. A total of $16.3 million has also been drawn down under the Babcock & Brown Facilities. Regardless of the outcome of the Proposed Capital Restructure, the $10.1 Million Loan (part of the Babcock & Brown Facilities) is repayable on 31 May 2003. With limited cash reserves and the ability to secure funding from alternative sources being uncertain, the requirement to pay the $9.375 million on 1 April 2003 would place further pressure on the Company's short term cash position, especially given the requirement to repay the $10.1 Million Loan in May 2003. The need to capitalise the April Interest reflects the desire for the Company to retain all available cash reserves to fund operations rather than to service debt. Any event that places further duress on the Company's ability to fund operations is to the disadvantage of Noteholders, especially if the Listed Note Conversion is not approved.

The sale of Proton under the proposed terms will assist the Company, however, there is a possibility that the sale will not be settled by the date the April Interest becomes payable.

In the circumstances the Listed Note Conversion is not approved or does not proceed, the Ingot Loans become fully repayable on 24 June 2003. Accordingly, if the Listed Note Conversion and April Interest Conversion are not approved ERG will need to source the necessary funds to meet debt servicing and debt repayment commitments totalling $44.909 million that will be due across the period between 1 April 2003 and 24 June 2003. If the Listed Note Conversion and April Interest Conversion are approved, debt servicing and debt repayment commitments are reduced to the $10.1 Million Loan in May 2003. This assumes that the Meeting of Noteholders takes place before the April Interest becomes payable on 1 April 2003. If this does not occur or Noteholders do not approve the April Interest Conversion, then debt servicing and debt repayment commitments over the period 1 April 2003 to 31 May 2003 will total $19.475 million.

In support of its financial position going forward, the Company has prepared cash flow forecasts based on a range of different scenarios. While not exactly the same as Cash Flow Projections we used to value ERG they are materially consistent. The major assumptions varied between scenarios are whether or not the sale of Proton occurs as anticipated and/or whether or not the Rights Issue proceeds as anticipated. It is assumed that if the Proposed Conversion (including the April Interest Conversion) does not proceed, the Rights Issue will not go ahead. In this circumstance, the Company will be required to meet the $9.375 million April Interest payment on 1 April 2003, repay the $10.1 Million Loan in May 2003 and repay the Ingot Loans of $25.434 million by 24 June 2003. ERG's forecast cash position at 30 June 2003 if the Company is required to pay these amounts is substantially less than the base case forecast, which assumes the Proposed Conversion, the Proton sale and the Rights Issue proceed as anticipated. If these payments are required to be made, ERG will need to source alternative funding. With the continued existence of the $250 million of debt associated with the Listed Notes, the Company's capacity to source alternative funding is not certain and cannot be guaranteed. In these circumstances, ERG's ability to be able to meet its obligations under the Listed Notes may be questioned.

It must be noted that the forecast cash flows prepared by the Company contain no reference to the claim for damages made by ERG in relation to the lost revenues caused by the delay in the rollout of the Rome contract or the impact of other initiatives being pursued by the Company. The timing and amounts that may be received by the Company from these matters, at the date of this report, are not certain.

In considering the April Interest Conversion, Noteholders will need to consider their own individual circumstances as to whether accepting shares for the April Interest in lieu of cash best suits their own requirements. Like the payment of interest in cash, the issue of the Interest Conversion Shares in settlement of the April Interest will be a taxable event. To meet any tax liability that may arise Noteholders may be forced to sell their shares. On the sale of the Interest Conversion Shares, Noteholders will incur transaction costs that would not otherwise have been incurred if the April Interest were to be paid in cash. In isolation of the Listed Note Conversion, the number of Interest Conversion Shares that a Noteholder receives under the April Interest Conversion may not be sufficient to warrant the sale of the shares on market. Under this possibility, Noteholders would need to fund any tax liability from other sources. Given the current share price, participation in the equity upside for Noteholders will apply only once the share price exceeds $4.50. If the Listed Note Conversion proceeds, Noteholders participate in the potential equity upside once the ERG share price exceeds 15 cents.

If the required quorum is not reached for the Meeting, voting by Noteholders on the Proposed Conversion will be delayed to a date after 1 April 2003. If this occurs there will be no opportunity for Noteholders to consider the April Interest Conversion. If the Meeting is delayed, ERG will have no alternative but to pay the April Interest in cash. If this happens, as long as the Listed Note Conversion proceeds the Company should have the capacity to absorb the payment. The Listed Note Conversion provides ERG with the ability to proceed with the Rights Issue.

The April Interest Conversion is subject to approval by Noteholders on or before 1 April 2003 (i.e. shareholder approval is not required) and the signing of the Note Trust Amending Deed before 21 April 2003).

Noteholders do have the capacity to approve the April Interest Conversion without approving the Listed Note Conversion. If this occurs the Noteholders will continue to hold their Listed Notes and accrue interest at the rate of 7.5% per annum. The commitment for ERG to redeem the $250 million debt under the Listed Notes on 1 October 2005 would remain. Of course if this occurs, the Company will be required to repay the $25.434 million Ingot Loans by 24 June 2003, this is in addition to the $10.1 Million Loan required to be repaid to Babcock & Brown in May 2003.

Based on our assessed value of an ERG share, in section 5.6, we valued the April Interest Conversion Shares in the range of between 17.21 cents and 44.55 cents. This compares to the cash value of the April Interest of 50.625 cents per Listed Note. While the discount is substantial, the impact of the April Interest Conversion and the Listed Note Conversion on the financial position of the Company should be significant. Based on the closing market price of an ERG share on 26 February 2003 of 15.5 cents, the April Interest Conversion shares are at a 3.3% premium to the value of the April Interest. By receipt of the April Interest Conversion Shares, Noteholders are able to participate in any increase in the value of an ERG share, which may occur due to the improvement in the financial position of the Company brought about by the April Interest Conversion and the Listed Note Conversion.

6.3 The Future Interest Conversion

On the terms of the Listed Notes, interest accrues at 7.5% per annum and is payable every six months on 1 April and on 1 October. Excluding the April Interest due on 1 April 2003, which is the subject of the April Interest Conversion, there are five remaining payment dates up until the 1 October 2005 redemption date. These five amounts total $46.875 million. If the Future Interest Conversion is approved, subject to s842 Carve Out, the Company will not be required to make cash payments totalling this amount during the 30 month period to 1 October 2005.

While the Future Interest Conversion will enable ERG not to have to fund interest payments of $46.875 million, the Future Interest Conversion will only apply if the Listed Note Conversion or the Proposed Capital Restructure does not proceed. If the Listed Note Conversion or the Proposed Capital Restructure do not proceed, then the Company will need to fund the $250 million redemption of the Listed Notes in October 2005. As previously stated, ERG's capacity to do this will be dependent on its ability to access alternative sources of finance at that time, or its ability to renegotiate the terms of the Listed Notes. Given the Company's current financial position, the sourcing of funds or the outcome of any renegotiations with Noteholders, at the date of this report, are not certain and cannot be guaranteed. The Company will need to source $25.434 million by 24 June 2003 to repay the Ingot Loans. If the Listed Note Conversion and the Proposed Capital Restructure do not proceed as proposed, it is unlikely that the Company's financial position will improve significantly in the short term. This may have serious implications for the operations of ERG and its ability to source new projects. In these circumstances ERG's ability to be able to meet its obligations under the Listed Notes may be questioned.

If the Listed Note Conversion is approved and proceeds as anticipated, the Future Interest Conversion will not be an issue as no Future Interest will become payable on the basis that once the Listed Notes are converted the Listed Notes, and the obligations attached thereto, will no long be applicable.

If the Listed Note Conversion does not proceed, but the Noteholders approve the Future Interest Conversion, the Future Interest will, subject to s842 Carve Out, be converted to ERG ordinary shares at a 5% discount to the volume weighted price of an ERG share over the five trading days prior to the date the interest is due. While the receipt of the Future Interest Shares will be at a 5% discount to market (representing a 5.3% premium to the market), the market price of the Company's shares will be dependent on a number of matters including the financial position of ERG at that time. Whilst Noteholders would be receiving ERG shares at a discount, the following factors need to be considered:

- Noteholders would incur transaction costs if they elected to sell the shares issued in lieu of the Future Interest;
- Noteholders would be liable for income tax in respect of the Future Interest payment regardless if it is satisfied by cash or through the issue of shares. Depending on a Noteholders' individual position, he or she would either have to sell the shares on market to meet the tax liability, or source the funds from elsewhere;
- since December 2001, the average percentage of shares traded per month has been approximately 15% of the shares listed. Based on the volumes traded in the last 12 months, trading in ERG shares is considered relatively liquid; and
- the sale of a large number of Future Interest Shares at any one time may have a negative impact on the ERG share price. In this regard, we note that the average daily turnover in ERG shares over the last six months was approximately 6 million shares and the average monthly turnover over the same period was approximately 150 million shares. Accordingly, based on the example contained in section 5.7, the 65.8 million Future Interest Shares would represent almost 11 times the average daily turnover and about 44% of the average monthly turnover over the last six months.

The issue of the Future Issue Shares would be subject to the provisions of the Act and the ASX Listing Rules. Accordingly, depending on the circumstances, shareholder approval may be required prior to the Future Interest Shares being issued. Accordingly, whilst we are unable to predict the future ERG share price, because the Future Interest Shares will be issued a discount and given the relative liquidity of ERG shares, we consider the Future Interest Conversion to be in the best interests of Noteholders.

While the Future Interest shares will be issued at a discount, we note that the Future Interest Conversion will only occur if the Listed Note Conversion does not proceed. The consequences of this are detailed in sections 6.1 and 6.2.

6.4 Pro Forma Statement of Financial Position

The Company has prepared a pro forma summary of assets and liabilities, which illustrates ERG's pro forma financial position after the Proposed Conversion and the Proposed Capital Restructure. The pro forma is based on the Company's statement of financial position as at 31 December 2002 and has been prepared for illustrative purposes only. It is not intended to reflect the Company's actual financial position should the Proposed Capital Restructure be implemented.

The Pro forma balance sheet is based on the following assumptions:

- the Proposed Conversion proceeds, including the $9.375 million Interest Conversion;
- ERG issues 334,380,735 million Preference Shares under the Pro Rata Renounceable Rights raising approximately $50 million, $30 million of which will be recorded as equity and the remaining $20 million will be recorded as interest bearing debt;
- ERG incurs transaction costs of $1 million and $3 million respectively for the Proposed Conversion and Rights Issue, which is applied against equity as part of the costs of converting the Listed Notes into equity and the Rights Issue;
- ERG will repay the Babcock & Brown Loan Facility in full upon completion of the Proposed Capital Restructure;
- Babcock & Brown's professional fees will be reduced from $9.38 million to $6.38 million provided the above loan facility is repaid before 1 May 2003; and
- As the final terms of the Proton sale have not yet been finalised, the impact has not been included in the pro forma balance sheet. We note that the Company expects the sale of Proton to proceed and if it does occur as anticipated, ERG will receive initial net cash proceeds of approximately $60 million.

	Audited as at 30 June 2002 $000's	Audit Reviewed 31 Dec. 2002 $000's	Audit Reviewed Post Conversion & Rights Issue 31 Dec. 2002 $000's
Current Assets			
Cash Assets	38,401	17,951	49,779
Receivables	124,650	102,765	102,765
Inventories	44,311	37,982	37,982
Other Financial Assets	15,793	-	-
Other Current Assets	17,935	14,526	14,526
	241,090	**173,224**	**205,052**
Non-Current Assets			
Receivables	64,847	69,394	79,394
Inventories	58,068	7,824	7,824
Investments (Equity Accounted)	5,355	3,432	3,432
Other Financial Assets	8,340	5,443	5,443
Property, Plant & Equipment	150,127	80,865	80,865
Intangible Assets	147,665	176,198	176,198
Other Non-Current Assets	522	19,668	19,668
	434,924	**362,824**	**372,824**
Total Assets	**676,014**	**536,048**	**577,876**
Current Liabilities			
Account Payables	99,102	85,424	77,737
Interest Bearing Liabilities	78,217	47,340	43,168
Tax Liabilities	803	757	757
Provisions	11,971	12,859	12,859
Other Current Liabilities	14,990	20,846	20,846
	205,083	**167,226**	**155,367**
Non-Current Liabilities			
Payables	-	29	29
Interest Bearing Liabilities	268,881	281,916	54,184
Provisions	465	384	384
Other Non-Current Liabilities	49,838	57,082	57,082
	319,184	**339,411**	**111,679**
Total Liabilities	**524,267**	**506,637**	**267,046**
Net Assets	**151,747**	**29,411**	**310,830**
Total Shares on Issue (000's)	936,879	945,879	2,675,045
Net Assets per share (cents)	16.2	3.1	11.6

We make the following points in relation to the above information:

- if the Proposed Conversion and the Rights Issue proceeds, the total interest bearing liabilities will be reduced from approximately $329 million to approximately $97.4 million, resulting in a significant reduction in the future interest expense; and
- ERG's net assets will increase from approximately $29.4 million (3.1 cents per share) to $310.8 million (11.6 cents per share) after the Proposed Conversion and the Rights Issue.

Any increase in the net assets is to the benefit of all shareholders.

In section 5.3, we assessed the value of an ERG share to be in the range of between 5.1 cents and 13.2 cents. If we use the pro forma net interest bearing debt post the Proposed Conversion and Rights Issue and the number of shares that will be on issue, the value per share is restated to between 11.9 cents and 14.7 cents, an increase of 133% at the low end and 11% at the high end.

6.4 Alternatives to the Proposed Conversion

In considering the Proposed Conversion, we have had regard to the alternatives available to the Noteholders.

With a three for one conversion ratio, the Listed Notes have an effective conversion price of $4.50 per ordinary share. It would be expected that for the Listed Notes to be converted, ERG's share price would need to be trading at or above $4.50. With the ERG share price currently trading in the range of between 10 cents to 17 cents, unless there is a significant increase in the Company's share price, it is unlikely that any of the Listed Notes will be converted. It is more likely that Noteholders will seek to redeem the Listed Notes when they become due for repayment on 1 October 2005. As stated previously, ERG's ability to fund the redemption will be dependent, in part, on its capacity to access alternative sources of funding at that time, which at the date of this report is uncertain and cannot be guaranteed. In the interim, in the absence of the April Interest Conversion and the Future April Interest Conversion, if the Proposed Conversion does not proceed, the Noteholders will continue to be entitled to interest payments on the Listed Notes.

Whilst the Company's ability to redeem the Listed Notes in October 2005 by raising either debt or equity finance is difficult to predict, ERG is not in a position to do so at the present time. Furthermore, if the Proposed Capital Restructure does not proceed, the Company's highly geared balance sheet would continue to hinder ERG's ability to secure new contracts.

In addition to raising debt or equity finance to redeem the Listed Notes, another alternative to the Proposed Conversion is for the Noteholders to renegotiate an extension to the redemption date to beyond 1 October 2005. The deferral of the redemption date of the Listed Notes would, to some extent, alleviate the short-term pressure on the Company's financial position. However, the Company's balance sheet would remain highly geared and the concerns regarding the financial viability of the Company would more than likely remain.

6.5 Noteholders' Rights

If the Company is unable to either refinance or renegotiate the Listed Notes, then failure to meet the redemption will constitute a default under the Trust Deed. Whilst the likelihood of this occurring cannot be predicted, it is important for Noteholders to be aware of their rights in the event of a default.

As outlined in the Listed Note Prospectus dated 10 February 2000, the rights of the Noteholders are subordinated behind all claims of ordinary creditors, but ahead of shareholders. By voting in favour of the Proposed Conversion, Noteholders are forfeiting their priority over shareholders. Noteholders have no voting rights in the event the Company becomes insolvent. Further, Noteholders are prevented from winding the Company up until ordinary creditors have been repaid in full.

Whilst the Listed Noteholders do not have the power to wind the Company up, in the event of a default under the Trust Deed, such a default triggers an event of default under the ERG Security Trust Deed.

The ERG Security Trust Deed is an arrangement under which certain members of the ERG group of companies ("Relevant ERG Companies") have granted security over their assets in favour of Perpetual Trustees Consolidated Limited who holds the benefit of that security and of any covenants granted, on trust for financiers providing credit facilities to the Relevant ERG Companies.

A financier who participates in the ERG Security Trust Deed has the ability to appoint a Receiver and Manager or a Voluntary Administrator to ERG in the event of a default under the ERG Security Trust Deed. Both the Ingot Entities and Babcock & Brown are members of the ERG Security Trust Deed. As stated above, a default under the Listed Note Trust Deed constitutes a default under the Security Trust Deed. However, it is important to recognise that it may well be in the best interests of the members of the ERG Security Trust Deed to waive such a default.

Regardless of the rights of members of the ERG Security Trust Deed, given the subordinated nature of the Listed Notes, the rights of the Noteholders on default are limited. Given the financial position of the Company at the date of this report, the forfeiture by Noteholders of the priority over shareholders via the Proposed Conversion is not considered a major disadvantage.

6.6 Dilutionary Impact of the Proposed Capital Restructure

At the date of this report, ERG has on issue 945,879,165 ordinary shares held by approximately 52,000 shareholders. At 31 January 2003, the top 20 shareholders held approximately 17.5% of the ordinary shares on issue. Banksys SA is the largest shareholder with a 3.3% interest in the ordinary shares on issue.

Subject to the s842 Carve Out provisions, if the Proposed Conversion is approved, a total of 1,729,166,711 Conversion Shares and April Interest Conversion Shares will be issued to Noteholders. The Ingot Entities who own 41.3% of the Listed Notes will, subject to the application of the s842 Carve Out, be issued with approximately 713.569 million shares in ERG. The relative shareholdings in the Company if the Proposed Conversion is approved are illustrated in the following table.

Expanded Share Capital after the Proposed Conversion	Number of Shares 000's	Existing Ordinary Shareholders 000's	The Ingot Entities 000's	Other Noteholders 000's
Current number of ordinary shares on issue	945.879	945.879	-	-
% Shareholding		*100.0%*	*0%*	*0%*
Shares issued on the Proposed Conversion	1.729.167	-	713.569	1.015.598
After the Proposed Conversion	**2,675,046**	**945,879**	**713,569**	**1,015,598**
% Shareholding		*35.3%*	*26.7%*	*38.0%*

As indicated in the table, as a result of the Proposed Conversion the Noteholders collective interest in the issued ordinary share capital in the Company will be 64.7% and the Ingot Entities will have a 26.7% interest in the Company. As a result of the following events, the Ingot Entities may be able to increase their shareholding in the Company:

- the possible exercise of the 169.56 million 20 Cent Ingot Options and the subsequent issue of the 20 Cents Ingot Shares;
- the possible conversion of the balance of the Ingot Loans and the issue of the Ingot Loans Shares; and/or
- if ERG repays the Ingot Loans early, the possible exercise of the 169.56 million 15 Cent Ingot Options and the subsequent issue of the 15 Cents Ingot Shares.

As a result of these transactions, the Ingot Entities interest in ERG's ordinary shares may increase to levels of around 41.6%. If this occurs, the collective interests of the other Noteholders will decrease to approximately 29.5%. This assumes both the Listed Note Conversion and the April Interest Conversion occur. We note that the Noteholders' Information Memorandum prepared by the Company refers to the Ingot Entities interest in ERG's ordinary shares increasing to a maximum of 44.7%. The difference between 41.6% and 44.7% is due to the Company calculating the shares which may be issued to the Ingot Entities in respect of interest on the Ingot Loans and the Preference Shares, using an assumed share price of 15 cents. We have used an assumed share price of 20 cents, on the basis that the 20 Cent Ingot Options will not be converted into ordinary ERG shares unless the ERG share price reaches 20 cents.

Under section 606 of the Act, an entity is prohibited from acquiring a greater than 20% interest in the issued voting shares of a listed company. An exception to the prohibition is for the transaction to be approved by shareholders of the company under item 7 of section 611 of the Act. As a result of the conversion of the Listed Notes together with the April Interest Conversion, the Ingot Entities will emerge with approximately 26.7% of the ordinary issued share capital in the Company. Accordingly, approval from the Existing Ordinary Shareholders is being sought under item 7 of section 611 of the Act for the issue of the Conversion Shares and April Interest Conversion Shares to the Ingot Entities under the Proposed Conversion.

Further, under section 606 of the Act, once an entity has a greater than 20% interest in the voting shares of a listed company, it is generally prohibited from increasing its shareholding. An exception to the prohibition is item 9 of section 611 which allows an entity with a greater than 20% interest in a company to increase its shareholding by no more than 3% in any six month period. In addition, a further exception to the prohibition contained in section 606 is for the increase in shareholding to be approved by shareholders under item 7 of section 611 of the Act. Accordingly, ordinary shareholder approval is being sought under item 7 of section 611 of the Act for the issue of the 20 Cent Ingot Options and the possible issue of both the Ingot Loans Shares and the 15 Cent Ingot Option Shares.

For the Proposed Capital Restructure to proceed the Proposed Conversion must first be approved by Noteholders. If Noteholders approve the Proposed Conversion of the abovementioned resolutions, referring to item 7 of section 611 approval for the various share issues to the Ingot Entities will be put to ordinary shareholders. The Noteholders will not be entitled to vote at the ordinary shareholders meeting.

In the circumstance that the Meeting of Noteholders does not occur before 1 April 2003, or the Noteholders elect not to approve the April Interest Conversion, the Company will be required to pay the April Interest. If the Listed Note Conversion proceeds without the April Interest Conversion, the number of Conversion Shares issued will be 1,666,666,710, subject to the s842 Carve Out. The number of shares that would be issued to the Ingot Entities would total approximately 687.777 million. Under this scenario the Ingot Entities' interest in ERG would be 26.3%, with the other Noteholders having a collective interest of 41.6%. The same item 7 of section 611 as detailed above will be required from the Existing Ordinary Shareholders before the Listed Note Conversion could proceed.

6.7 Control, Management and Escrow Issues

If the Proposed Conversion proceeds, the Ingot Entities will hold approximately 26.7% of the expanded issued capital of ERG. The Ingot Entities shareholding may increase further under the various scenarios discussed in sections 4 and 6.6, to a maximum Ingot Entities' shareholding in ERG of approximately 41.6%. A brief description of the Ingot Entities is as follows:

- Ingot is the funds manager/investment adviser for SUITS, Stocks and Utilico. Ingot owns 1,051,613 (approximately 5.7%) of the Listed Notes. Mr Duncan Saville, is a director of Ingot and its controlling shareholder. Mr Saville is also a director of SUITS and the Chairman of Utilico.
- Based in the United Kingdom, SUITS is listed on both the London Stock Exchange ("the LSE") and the New Zealand Stock Exchange ("the NZSE"). Having commenced operations in August 1993, the trust has invested in a range of utility and related companies. SUITS owns 5,484,190 (approximately 29.6%) of the Listed Notes.
- Stocks is an investment trust based in the United Kingdom and is listed on both the LSE and the NZSE. Stocks owns 987,971 (approximately 5.3%) of the Listed Notes.
- Utilico (previously known as Infratil International Limited) was established in March 1997 to invest in international utilities and infrastructure companies. Utilico owns 118,196 (approximately 0.6%) of the Listed Notes.

The Ingot Entities are associated with Foreign and Colonial Management Limited ("F&C"). Based in the United Kingdom, F&C is a leading pan-European asset manager and currently manages over €92 billion.

The current Directors of ERG, Sandy Murdoch, Peter Fogarty, Mick Bolto, Greg Crew, David Humann and Robert Topfer, are not associated with the Ingot Entities in any way. Mr Topfer is a senior employee of Babcock & Brown and was recently appointed to the Board as a result of the support provided to the Company by way of the Babcock & Brown Facilities. If the Proposed Capital Restructure proceeds, the Ingot Entities have advised the Company that they will seek representation on the Board via the appointment of Mr Duncan Saville. The Ingot Entities have also advised ERG that they will propose that the size of the Board be reduced to a maximum of five directors. Accordingly, in the event the Proposed Capital Restructure proceeds, the Ingot Entities will emerge with one of a maximum of five seats on the Board. Mr Fogarty, has undertaken to continue as Chief Executive Officer if the Board so desires.

The Ingot Entities have advised ERG they have no present intentions with regard to:

- changing ERG's business;
- injecting further capital, other than as disclosed in this report;
- the future employment of the present employees;
- the disposal of major assets of ERG;
- the transferring of assets from ERG to the Ingot Entities;
- the financial policies of ERG; and
- the dividend policy of ERG.

There will be no escrow provisions attached to the Conversion Shares issued to the Ingot Entities as a result of the conversion of the Listed Notes. Accordingly, it is possible the Ingot Entities may seek to sell their shares in ERG after the Proposed Capital Restructure. Any sale of a greater than 20% interest to a single entity or a number of associated entities will require shareholder approval under item 7 of section 611 of the Act.

Subject to the s842 Carve Out, immediately after the Proposed Conversion, the Ingot Entities will hold 26.7% of the ERG ordinary shares and this interest could increase to as much as 41.6% over the next five years. Whilst an interest of this size should enable the Ingot Entities to exert significant influence over the Company, it will only have one of a maximum of five Board seats and will not be able to control a general meeting of the Company's shareholders if at least 84% of all shareholders vote. However, as the Ingot Entities will have a greater than 25% interest, they will be able to block any special resolution put to shareholders.

6.8 Section 842

An 'Investment Trust' is regarded in the United Kingdom as a public company which applies its expertise to invest mainly in shares of other companies. An Approved Investment Trust for the purposes of s842 of the UK Tax Act is exempt from corporation tax on capital gains derived from the disposal of investments. There are strict tax and legal requirements for obtaining approval as an Investment Trust and these requirements must be met at all times throughout each accounting period for which approval is sought.

Noteholders who can demonstrate that the conversion of their Listed Notes would result in a breach of the s842 Carve Out provisions can elect to postpone the conversion of their Listed Notes. In essence, the impact on the Listed Note Conversion of the s842 Carve Out is as follows:

- Any Listed Notes which are not converted, will give the holder rights to conversion on the same basis as under the Listed Note Conversion (i.e. 90 shares per Listed Note). On a winding up, Noteholders who have not converted will receive the same amount as that payable to ordinary shareholders (on the basis that the Listed Notes had been converted to shares). The Listed Notes will cease to provide Noteholders with all other rights (including, without limitation, rights to vote, receive interest, call for redemption or repayment and any preference on a winding up).
- Any Noteholder seeking to rely on s842 must provide the Company with such information as it requires to be satisfied that the s842 Carve Out applies, which may include information requested by the Company, or an opinion from a suitably qualified legal practitioner confirming that s842 would be breached if the Listed Notes were converted.
- Following the Proposed Conversion, any Listed Notes not converted will cease to be listed on the ASX and the holder may not dispose of the Listed Notes, or any direct or indirect interest in them, or grant any third party interest in the Listed Notes other than by converting them in accordance with their terms.

All Listed Notes which are not converted because of the s842 Carve Out on or before 1 October 2005 may be dealt with by ERG forfeiting the Listed Notes, issuing the shares which would have been issued to the Noteholder to a nominee, selling the shares on market, in the manner proposed for excluded foreign shareholders and returning the net proceeds to the Noteholder.

It is possible that some of the Ingot Entities may be entitled to rely on s842. The Ingot Entities are also entitled to rely on s842 in relation to their underwriting obligations.

6.9 Tax Consequences

Ernst & Young has provided the Company with taxation advice in relation to the Proposed Capital Restructure ("the E&Y Tax Advice"). A copy of the E&Y Tax Advice is included in the Information Memorandum.

The E&Y Tax Advice is general in nature and accordingly Ernst & Young disclaims liability to any Noteholders in relation to the conversion of their Listed Notes. Noteholders unsure of the tax implications of the Proposed Conversion, the April Interest Conversion and the Future Interest Conversion should consult their own tax advisers.

7. Summary and Conclusion

7.1 Summary

In forming our opinion as to whether or not the April Interest Conversion, the Listed Note Conversion and the Future Interest Conversion are in the best interests of Noteholders, we have considered the following matters:

- based on the market prices at which the Listed Notes and ERG shares have traded at recently, Noteholders are receiving a significant premium under the terms of the Proposed Conversion (i.e. reference to the Proposed Conversion incorporates the Listed Note Conversion and the April Interest Conversion);
- while the market price of a listed security does not necessarily equate to the fair value of that listed security, it is relevant to note the prices traded on a stock exchange generally reflects the buying and selling of small parcels of securities that do not carry a controlling interest and are usually traded on a short to medium term basis. Given that the majority of Noteholders under the Proposed Conversion are being asked to convert a minority interest in the Listed Notes into a minority interest in ERG ordinary shares, consideration of the market prices at which the Listed Notes and ERG shares have traded may be appropriate;
- for the purpose of this report, we have assessed the fair value of a Listed Note including the April Interest, to be in the range of between $4.50 and $13.30;
- for the purpose of this report, we have assessed the fair value of an ERG share to be in the range of between 5.1 cents and 13.2 cents;
- based on our assessed values, the value of the ERG shares being received as consideration under the Proposed Conversion is assessed to be in the range of between $4.76 and $12.33. In comparison to the value of a Listed Note, this represents a premium at the low end of 5.8% and a discount of 7.3% at the high end. Of more significance is the fact that approximately 87% of the values contained in the valuation range for the shares fall within the valuation range of the Listed Notes;
- for the purpose of this report, we have assessed the fair value of a Listed Note excluding the April Interest to be in the range of between $3.99 and $12.80;
- based on our assessed values, the value of the ERG shares being received as consideration under the Listed Note Conversion is assessed to be in the range of between $4.59 and $11.88. In comparison to the value of a Listed Note, this represents a premium at the low end of 15.0% and a discount of 7.2% at the high end. Of more significance is the fact that approximately 83% of the values contained in the valuation range for the shares fall within the valuation range of the Listed Notes;

- the value of the April Interest per Listed Note is 50.625 cents. Based on our assessed value of an ERG share of between 5.1 cents and 13.2 cents the shares to be issued under the April Interest Conversion are valued in the range of between 17.21 cents and 44.55 cents. In comparison to the value of the April Interest this represents a discount of 66% at the low end and 12% at the high end;
- it is relevant to note that based on the closing price of an ERG share on 26 February 2003 of 15.5 cents, the value of the shares to be issued under the April Interest Conversion is at a premium of 3.3% to the value of the April Interest;
- if the Proposed Conversion or just the Listed Note Conversion proceeds, the Future Interest Conversion will not occur because the Listed Notes will cease to exist;
- in the absence of the Proposed Conversion or the Listed Note Conversion, if the Future Interest Conversion proceeds, shares will be issued at a 5% discount to the volume weighted price of an ERG share over the five trading days prior to the date the interest is due;
- ERG's financial position over recent years has been negatively impacted by contract delays, asset write-downs, the need to incur substantial capital expenditure on long-term contracts, large debt servicing commitments and a high level of gearing;
- while cash flows before interest, borrowing costs and one-off restructuring costs for the six month period to 31 December 2002 were marginally positive, the net operating loss after tax totalled approximately $124.9 million. Reflecting this, ERG's net asset position at 31 December 2002 had reduced from the $151.7 million at 30 June 2002 to $29.4 million. Net debt at 31 December 2002 totalled $316.7 million;
- over the last two years the Company has had to fund 100% of its activities and projects from its own resources. ERG's already high debt level, its deteriorating balance sheet and the prolonged weak conditions across world stock markets have made the sourcing of funds increasingly difficult. While cash flow from core operations is at, or slightly above breakeven, debt servicing and repayment commitments continue to direct funds away from operations. Contract delays have compounded the issue for the Company;
- changes in the insurance industry, the Company's financial position, together with the perceived risks associated with the technology sector, have made it increasingly difficult for ERG to obtain performance bonds without full cash security. Without the capacity to meet performance bond requirements the Company may be precluded from bidding for large AFC/smart card projects. Alternatively, in not being able to meet performance bond requirements, ERG may choose to lodge non-compliant bids. Tendering for projects in these circumstances is not likely to be successful. Without the ability to win new projects, the Company's financial position is likely to continue to deteriorate;

- concerns over the Company's financial position were raised in the audit opinion issued on ERG's financial statements for the year ended 30 June 2002. While not qualifying the accounts, the audit opinion contained an emphasis of matter regarding the Company's ability to continue as a going concern. This same emphasis of matter is contained in the auditor's review opinion for the six months to 31 December 2002. The existence of an emphasis of matter is likely to impact that entity's ability to secure debt funding from traditional sources;
- the Company's ability to fund the redemption of the Listed Notes in October 2005 will be dependent on its ability to access alternative sources of finance at that time. Alternatively, it may be possible to renegotiate the terms of the Listed Notes, however the sourcing of funds or the outcome of any renegotiations with Noteholders, at the date of this report, are not certain and cannot be guaranteed;
- the rationale of the Proposed Conversion is to eliminate interest payments of approximately $18.75 million per annum and remove the $250 million owing on the Listed Notes from the Company's balance sheet. The elimination of these amounts will significantly strengthen the Company's financial position. Regardless of its world class technology, without the ability to fund future growth, ERG's capacity to generate a reasonable return for Noteholders and shareholders will be limited;
- at 31 December 2002, ERG had unallocated cash reserves totalling approximately $12 million. With limited cash reserves and the ability to secure funding from alternative sources being uncertain, the requirement to pay the $9.375 million on 1 April 2003 would place further pressure on the Company's short term cash position, especially given the requirement to repay the $10.1 Million Loan in May 2003. The need to capitalise the April Interest reflects the desire for the Company to retain all available cash reserves to fund operations rather than to service debt. Any event that places further duress on the Company's ability to fund operations is to the disadvantage of Noteholders, especially if the Listed Note Conversion is not approved;
- if the Listed Note Conversion and the April Interest Conversion are not approved the Company will be required to meet the $9.375 million interest payment on the Listed Notes in April 2003, repay $10.1 Million Loan in May (which needs to be repaid whatever the outcome) and repay the Ingot Loans of $25.434 million on 24 June 2003. If these payments are required to be made, ERG will need to source alternative funding. With the continued existence of the $250 million of debt associated with the Listed Notes, the Company's capacity to source alternative funding is not certain and cannot be guaranteed. In these circumstances ERG's ability to meet its obligations under the Listed Notes may be questioned;
- in considering the April Interest Conversion, Noteholders will need to consider their own individual circumstances as to whether accepting shares in lieu of cash for the payment of the April Interest best suits their requirements;

- like the payment of interest in cash, the issue of the Interest Conversion Shares in settlement of the April Interest will be a taxable event. To meet any tax liability that may arise, Noteholders may be forced to sell their shares. On the sale of the Interest Conversion Shares, Noteholders will incur transaction costs that would not otherwise have been incurred if the April Interest was paid in cash. In isolation of the Listed Note Conversion, the number of April Interest Conversion Shares that a Noteholder receives under the April Interest Conversion may not be sufficient to warrant the sale of the shares on market. Under this possibility, Noteholders would need to fund any tax liability from other sources. Alternatively, by holding shares, Noteholders have the opportunity to participate in any increase in the market price of ERG;

- if the required quorum is not reached for the Meeting, voting by Noteholders on the Proposed Conversion will be delayed to a date after 1 April 2003. If this occurs there will be no opportunity for Noteholders to consider the April Interest Conversion. If the Meeting is delayed, ERG will have no alternative but to pay the April Interest in cash. If this happens, as long as the Listed Note Conversion proceeds the Company should have the capacity to absorb the payment. The Listed Note Conversion provides ERG with the ability to proceed with the Rights Issue;

- while the Future Interest Conversion will enable ERG not to have to fund interest payments of $46.875 million, the Future Interest Conversion will only apply if the Listed Note Conversion or the Proposed Capital Restructure does not proceed. If the Listed Note Conversion or the Proposed Capital Restructure do not proceed, then the Company will need to fund the $250 million redemption of the Listed Notes in October 2005. If the Listed Note Conversion and the Proposed Capital Restructure do not proceed as proposed, it is unlikely that the Company's financial position will improve significantly in the short term. This may have serious implications for the operations of ERG and its ability to source new projects;

- based on the pro forma summary of assets and liabilities prepared for ERG assuming the Proposed Capital Restructure had occurred as at 31 December 2002 (not adjusted to reflect the sale of Proton), total interest bearing liabilities would be reduced from approximately $329.3 million to approximately $97.4 million and ERG's net assets would increase from approximately $29.4 million (3.1 cents per share) to $310.8 million (11.6 cents per share) post the conversion of the Listed Notes and the Rights Issue;

- with a three for one conversion ratio, the Listed Notes have an effective conversion price of $4.50 per ordinary share. It would be expected that for the Listed Notes to be converted, ERG's share price would need to be trading at or above $4.50. With the ERG share price currently trading in the range of between 10 cents to 17 cents, unless there is a significant increase in the Company's share price it is unlikely that any of the Listed Notes will be converted. It is more likely that Noteholders will seek to redeem the Listed Notes when they become due for repayment on 1 October 2005. As stated previously, ERG's ability to fund the redemption will be dependent, in part, on its capacity to access alternative sources of funding at that time, which at the date of this report is uncertain and cannot be guaranteed;

- the rights of the Noteholders on the event of default are subordinated behind all claims of ordinary creditors, but ahead of ordinary shareholders. By voting in favour of the Proposed Conversion, Noteholders will forfeit their priority over shareholders. Noteholders have no voting rights in the event the Company becomes insolvent. Further, Noteholders are prevented from winding the Company up until ordinary creditors have been repaid in full. Given the financial position of the Company at the date of this report, the forfeiture by Noteholders of the priority over shareholders via the Proposed Conversion is not considered a major disadvantage;
- whilst the Listed Noteholders do not have the power to wind the Company up, in the event of a default under the Trust Deed, such a default triggers an event of default under the ERG Security Trust Deed;
- as a result of the Proposed Conversion the Ingot Entities', (who collectively own 41.3% of the Listed Notes) interest in the Company's ordinary shares will increase from nil to 26.7%. The other Noteholders collective interest in the ordinary shares after the Proposed Conversion will total 38%. As a consequence of other aspects of the Proposed Capital Restructure the Ingot Entities' interest may increase to 41.6%. After the Proposed Conversion, the Ingot Entities may be in a position to influence the management of the Company;
- Noteholders who can demonstrate that the conversion of their Listed Notes, April Interest or Future Interest would result in a breach of the s842 of the UK Tax Act, can elect to postpone the conversion of their Listed Notes, April Interest or Future Interest. The consequences of this are detailed in section 6.8;
- Noteholders unsure of the tax implications of the Proposed Conversion, the April Interest Conversion and the Future Interest Conversion should consult their own tax advisers; and
- the Proposed Conversion and the Proposed Capital Restructure together with the sale of Proton and other initiatives being implemented by ERG are designed to address the Company's current financial position. The main objective is to build a solid foundation to enable ERG to take advantage of opportunities as and when they arise.

7.2 Conclusion

Based upon the matters summarised in section 7.1, ERG's current financial position, and the detailed discussion and analysis throughout this report, each of the April Interest Conversion, the Listed Note Conversion and the Future Interest Conversion are, in our opinion, in the best interests of the Noteholders.

Yours faithfully





Ken Pendergast
Director

Michael Anghie
Director

Appendix A: Valuation of a Listed Note

1. Introduction

On 28 February 2000, ERG raised $250 million via the issue of 18,518,519 Listed Notes. The Listed Notes are convertible at the option of the Noteholder on the basis of three ordinary shares for every Listed Note after one year from the date of issue. Unless converted or redeemed at an earlier date, the Listed Notes are redeemable at a face value of $13.50 each on 1 October 2005.

The Listed Notes constitute direct, unsecured and subordinated obligations of the Company and rank behind both secured and unsecured creditors, but ahead of shareholders of ERG.

Under the terms and conditions of the Trust Deed, unless the ordinary creditors have been satisfied in full, neither the Trustee nor any Noteholder may apply for the Company to be wound up.

As outlined in section 4 of the main report, in considering whether the Proposed Conversion is in the best interests of the Noteholders it is relevant to compare the fair value of the Listed Notes, with the fair value of the ERG shares to be issued as consideration for the Proposed Conversion.

2. Valuation Methodologies

A convertible note represents a loan to a company that can be converted at the option of the holder, into ordinary shares, at a predetermined price. A redeemable convertible note allows the holder to receive the cash equivalent to the redemption value if the holder elects not to convert the note.

The two commonly accepted methodologies for valuing a convertible note are:

- the earnings method; and
- the option method.

The Earnings Method

The value of the convertible note under the earnings method is based on the current market value of the equivalent number of shares into which the note can convert, plus the present value of the interest to be received up until the assumed conversion date, less the present value of the dividends forgone until that date. The earnings method gives a minimum value for the note. Although this method is simple, it ignores the value of the option to convert. This has the effect of undervaluing the convertible note. The most significant impact of this undervaluation occurs when the conversion option is at-the-money or out-of-the-money and there is a reasonable unexpired term so that conversion is less predictable.

The Option Method

The option method values the convertible note as a debt instrument, then adds the value of the option to convert the note into equity.

The debt instrument component is valued by calculating the present value of the expected cash flows between the valuation date and maturity. The value of the option to convert the note into equity is usually calculated using the Black & Scholes Option Pricing Model ("the Black Scholes Model") or a binomial option pricing model.

The option method is considered a more robust approach to valuing convertible notes.

3. Valuation Summary

Having regard to the above, we have applied the option method as the most appropriate method to value the Listed Notes. In addition, we have also had regard to the market price of a Listed Note.

In valuing a Listed Note under the option method, it is first necessary to assess the net present value of the cash flows that are to be derived from the 7.5% yield payable on the notes. In this regard, we have considered the following factors:

- the impact on the ongoing operations of the Company of having to meet the annual interest payments on the Listed Notes of $18.75 million per annum between now and the redemption date of 1 October 2005; and
- the requirement for ERG to fund the $250 million redemption of the Listed Notes on 1 October 2005, with the Company's ability to meet the redemption being dependent on its capacity to access alternative sources of funding at that time, which is not certain and cannot be guaranteed.

Valuation Under the Option Method

After considering the above factors, we have applied an after-tax cost of debt of 9.8% to the cash flows derived from the Listed Notes. Whilst this is 2.3% higher than the yield on the Listed Notes, we consider this to be appropriate in light of ERG's current financial position and level of debt reflected by the balance of the Listed Notes.

By applying a discount rate of 9.8%, the present value of the interest cash flows to be derived from the Listed Notes between the date of this report and maturity is $2.69. This value includes the value of the April Interest for the six months to 1 April 2003.

In addition to the interest cash flows, assuming the Listed Notes are not converted to ordinary shares, the Company is required to redeem each of the Listed Notes at their face value of $13.50 each. Ignoring whether or not ERG will have the capacity to repay $250 million on 1 October 2005, based on the same discount rate of 9.8%, the net present value of the $13.50 redemption amount is $10.61. Adding the $10.61 to the $2.69, the maximum value of the debt instrument component of a Listed Note is therefore $13.30. However, as referred to above, the Company's ability to redeem the $250 million outstanding on the Listed Notes on 1 October 2005 is dependent on its capacity to access alternative sources of funding at that time, which is not certain and cannot be guaranteed. Accordingly, $13.30 represents the maximum theoretical value for a Listed Note.

With a three for one conversion ratio, the Listed Notes have an effective conversion price of $4.50 per ordinary share. It would be expected that for the Listed Notes to be converted, ERG's share price would need to be trading at or above $4.50. The Company's share price has not traded at around that price since January/February 2000. The last trading price of an ERG share on 26 February 2003 was 15.5 cents.

In assessing the value attributable to the option to convert a Listed Note into equity, we have applied the Black Scholes Model. As ERG's share price is so far below $4.50, we have assessed the value associated with the option to convert the Listed Notes to ordinary shares in ERG to be nil.

It is relevant to note that in the period prior to the announcement of the Proposed Capital Restructure on 28 November 2002, the Listed Notes traded around $4.50. Based on this price and our assessed present value of the forecast interest cash flows to be derived from a Listed Note of $2.69, the value implied for the present value of the redemption amount is $1.81. This assumes that the market attributes no value to the option to convert the Listed Notes to ERG shares.

Market Price

We have had regard to the market price of the Listed Notes in considering their 'fair value'. The Listed Notes have traded in a range of between $4.28 and $8.70 over the last three months, with the closing price on 26 February 2003 being $8.70. The following table summarises the market price of the Listed Notes over the period since 1 December 2001.

	Convertible Note Prices			Volume
	High	Low	Last	
	$	$	$	000's
December 2001	9.05	8.70	8.70	1,302.253
January 2002	9.70	8.50	8.55	1,092.256
February	8.65	5.00	5.60	2.572.180
March	6.80	4.50	4.90	1.912.208
April	4.80	3.82	3.82	2.134,595
May	6.60	4.00	6.60	451.587
June	6.80	6.05	6.18	331.500
July	6.30	5.16	5.70	474.194
August	5.80	5.44	5.52	181.418
September	5.65	4.00	4.00	637.678
October	5.10	3.80	4.79	133.314
November	7.20	4.28	6.19	529.871
December	6.50	5.05	6.15	871,745
January 2003	6.49	6.41	6.27	726.835
February 2003*	8.70	7.20	8.70	1.017.814

* February 2003 information up to 26 February 2003.

The chart below summarises the Listed Note price and volume over the period since 1 December 2001. The price is based on the daily closing price.

Market Price of the Listed Notes


11.00
10.00
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Price ($)
1,200,000
1,000,000
800,000
600,000
400,000
200,000
Volume
3/12/2001
3/01/2002
3/02/2002
3/03/2002
3/04/2002
3/05/2002
3/06/2002
3/07/2002
3/08/2002
3/09/2002
3/10/2002
3/11/2002
3/12/2002
3/01/2003

Source: Bloomberg data

Over the period since 2 January 2002 the price of a Listed Note on the ASX drifted down from $9.66 to a low of $3.82 by the end of April 2002 and back up to $6.61 in June before trading back to levels of around $4.59 in October 2002. When the Proposed Capital Restructure was announced on 28 November the price increased from $4.35 to a high of $6.42 before closing for the month at $6.19. Since then the Listed Notes have traded in the range of between $5.15 in December 2002 to a high of $8.70 on 26 February 2003.

While the market price of a listed security does not necessarily equate to its fair value, it is relevant to note the prices traded on a stock exchange generally reflect the buying and selling of small parcels of securities that do not carry a controlling interest and are usually traded on a short to medium term basis. Given that the majority of Noteholders under the Proposed Conversion are being asked to convert a minority interest in the Listed Notes into a minority interest in ERG ordinary shares, consideration, of the market prices at which the Listed Notes may have traded may be appropriate.

Valuation of a Listed Note

Based on the above we have assessed the fair value of a Listed Note to be in the range of between $4.50 and $13.30. The low end of the range reflects the volume weighted price of the Listed Notes in the one month prior to 28 November 2002, being the date the Proposed Capital Restructure was announced. Conversely, the high end of the range represents the high end of the value assessed for the Listed Notes under the option method.

Appendix B: Valuation of an ERG Share

1. Historical Financial Information

Presented below is a summary of the consolidated trading history of ERG for the years ended 30 June 1999, 2000, 2001 and 2002.

	Year ended 30 June			
	1999 $'000	2000 $'000	2001 $'000	2002 $'000
Sales Revenue	265,033	360,345	263,861	271,818
Sales Revenue Growth	*11%*	*36%*	*(27%)*	*3%*
Gross Profit/(Loss)	n/a	166,546	120,663	111,415
Gross Profit Margin	*n/a*	*46%*	*46%*	*41%*
EBITDA[1]	**29,986**	**55,086**	**36,923**	**(181,580)**
EBITDA Margin	*11.3%*	*15.3%*	*14.0%*	*n/a*
EBIT[2]	**23,891**	**42,819**	**19,797**	**(219,738)**
EBIT Margin	*9.0%*	*11.9%*	*7.5%*	*n/a*
Profit Before Tax / (Loss)	**21,059**	**35,492**	**6,351**	**(246,138)**

Note:

1. Earnings before interest tax, depreciation and amortisation
2. Earnings before interest and tax

We make the following observations in relation to the historical operating performance of ERG:

- The net loss before tax for the year ended 30 June 2002 of $246.1 million includes approximately $161.7 million of significant items relating to non-cash charges and provisions including, the diminution in investments, accelerated amortisation of development and project costs, redundancy costs and provisions for project losses and delays.
- The Company's borrowing costs have increased from $7.4 million in 1999 to $29.7 million in 2002, due largely to the issue of the Listed Notes in February 2000.
- The sales revenue figure for 2001 includes an amount of $48.59 million relating to revenue derived from the telecommunications business prior to its disposal in 2001.
- EBITDA fell from $36.9 million in 2001 to an EBITDA loss of approximately $181.6 million in 2002. If non-recurring items and the non-cash charges and provisions are added back, the adjusted EBITDA loss for 2002 is restated to $14.7 million.

The deterioration in the financial position of ERG to 30 June 2002, resulted in the audit opinion for the year then ended to be issued with an emphasis of matter regarding the Company's ability to continue as a going concern.

Included below is a summary of ERG's audited consolidated statement of financial position as at 30 June 1999 through to 2002.

Year Ended	Notes	30 June 1999 $'000s	30 June 2000 $'000s	30 June 2001 $'000s	30 June 2002 $'000s
CURRENT ASSETS					
Cash Assets	(iv)	28.082	144.850	32.054	38.401
Receivables		157.199	197.464	163.255	124.650
Inventories		43.455	38.609	52.880	44.311
Other Financial Assets		-	-	-	15.793
Other		5.620	5.408	8.899	17.935
		234.356	386.331	257.088	241.090
NON CURRENT ASSETS					
Receivables		2.400	509	23,964	64.847
Inventories		78.682	46.228	78.724	58.068
Investments	(i)	64.676	64.213	65.351	5.355
Other Financial Assets		-	64.182	66.806	8.340
Property, plant and equipment	(ii)	37.425	101.713	190.772	150.127
Deferred tax assets		-	34.240	23.593	-
Intangible assets	(iii)	11.750	-	1.599	147.665
Other		23.301	4.520	3.584	522
		218.234	315.605	454.393	434.924
TOTAL ASSETS		**452,590**	**701,936**	**711,481**	**676,014**
CURRENT LIABILITIES					
Payables		59.028	69.026	84.354	99.102
Interest bearing liabilities	(iv)	16.506	18.362	13.000	78.217
Current tax liabilities		-	190	1.001	803
Provisions		18.129	15.446	16.258	11.970
Other		2.652	4.620	9	14.991
		96.315	107.644	114.622	205.083
NON CURRENT LIABILITIES					
Payables		-	-	15.336	-
Interest bearing liabilities	(iv)	104.156	284.343	287.049	268.881
Deferred tax liabilities		-	30.733	19.625	-
Provisions		15.707	302	364	465
Other		4.141	5.441	1.300	49.838
		124.004	320.819	323.674	319.184
TOTAL LIABILITIES		**220,319**	**428,463**	**438,296**	**524,267**
Net Assets	(v)	**232,271**	**273,473**	**273,185**	**151,747**
SHAREHOLDERS EQUITY					
Parent Entity Interest					
Contributed equity		222.021	231.560	232.420	361.964
Reserves		(2.685)	(1.960)	(2.833)	(4.016)
Retained Profits		(10.098)	20.840	20.565	(223.314)
Total Parent Entity Interest		209.238	250.440	250.152	134.634
Outside Equity Interests		23.033	23.033	23.033	17.113
	(v)	**232,271**	**273,473**	**273,185**	**151,747**
Total Shares on Issue		210.943	212.006	637.387	936.879
Net Assets per share (cents)		110.1	129.0	42.9	16.2

Notes:

(i) ERG's investments in associated companies have fallen from $65.3 million in 2001 to $5.4 million in 2002, due primarily to write-offs and provisions raised in the 2001/02 year.

(ii) As at 30 June 2002, property, plant and equipment was comprised of the following amounts net of depreciation and amortisation:

Year Ended	30 June 2002 $'000
Land & Buildings	10,891
Leasehold improvements	2,164
Plant & Equipment	71,447
Software Development Costs	65,286
Leased plant & equipment	339
Total	**150,127**

(iii) The increase in intangible assets from 2001 to 2002 relates to goodwill of approximately $150.4 million attributable to the Company's acquisition of the 90% of Proton it did not already own.

(iv) Net interest bearing debt has increased significantly from $92.6 million at 30 June 1999 to $308.7 million at 30 June 2002, due primarily to the issue of the Listed Notes in February 2002 and the deferred consideration relating to the acquisition of Proton. The net debt position over the last four years is summarised in the table below. Cash has not been adjusted to account for amounts held on deposit to support performance bonds.

Year Ended	30 June 1999 $'000	30 June 2000 $'000	30 June 2001 $'000	30 June 2002 $'000
Current interest bearing debt	16,506	18,362	13,000	78,217
Non-current interest bearing debt	104,156	284,343	287,049	268,881
Cash	(28,082)	(144,850)	(32,054)	(38,401)
Net Debt	**92,580**	**157,855**	**267,995**	**308,697**

(v) Net assets have fallen significantly from approximately $232.3 million in 1999 to $151.7 million in 2002, substantially due to the large asset write downs and provisions deemed necessary by the directors in the 2002 financial year.

In order to assess the underlying performance of ERG's core operations, we have had regard to the statement of cash flows for the financial years 1999 through to 2002.

	Actual 30 June 1999 $'000s	Actual 30 June 2000 $'000s	Actual 30 June 2001 $'000s	Actual 30 June 2002 $'000s
Cash Flows from Operating Activities				
Receipts from customers	228,091	281,560	267,211	279,231
Payments to suppliers and employees	(223,531)	(261,072)	(235,229)	(300,609)
Dividends received	-	-	279	3
Interest received	4,602	7,685	9,490	3,303
Income tax refund received	-	-	-	110
Government grants received	1,572	1,424	866	1
Interest paid and borrowing costs	(7,434)	(14,535)	(21,056)	(24,215)
Research and development expenditure	(949)	(26,862)	(2,781)	(10,594)
Redundancy costs	-	-	-	(1,943)
Net Cash Inflow/(Outflow) from Operating Activities	**2,351**	**(11,800)**	**18,780**	**(54,713)**
Cash Flows from Investing Activities				
Research and development expenditure	(12,390)	(29,429)	(39,552)	(12,583)
Repayments from (advances to) associated entity	34,886	(3,543)	14,694	(2,170)
Payments for investment in associated entity	(1,688)	(13,430)	(2,751)	(13,983)
Proceeds from sale of investment in former controlled entities	-	3,504	-	-
Payments for purchase of controlled entity, net of cash	(6,285)	(1,195)	-	(7,455)
Proceeds from sale of business assets	-	-	8,832	-
Expenses relating to sale of business assets	-	-	(2,045)	-
Payment for purchase of technology licences	-	-	(1,599)	-
Payment for settlement of alliance agreement	-	-	(35,127)	-
Payments for property, plant and equipment	(32,201)	(10,239)	(73,985)	(14,911)
Payments for purchase of investments	-	(1,411)	(3,025)	(6,139)
Proceeds from sale of property, plant and equipment	12	475	7,814	795
Proceeds from sale of investments	-	219	-	22,604
Net Cash Outflow from Investing Activities	**(17,666)**	**(55,049)**	**(126,744)**	**(33,842)**
Cash Flows from Financing Activities				
Advances to controlled entities	-	-	-	-
Proceeds from issue of the Listed Notes	-	244,980	-	-
Proceeds from issues of shares	639	6,867	2,851	99,954
Dividends paid	(1,872)	(3,155)	(3,765)	(4,885)
Repayment of other loans	-	(31,379)	(2,230)	(5,259)
Proceeds from borrowings	30,782	2,230	8,000	45,000
Repayment of commercial bills	(16,350)	(32,039)	(4,731)	(35,000)
Repayment of finance lease principal	(1,695)	(2,957)	(5,667)	(1,321)
Net Cash Inflow/(Outflow) from Financing Activities	**11,504**	**184,547**	**(5,542)**	**98,489**
Net increase/(decrease) in cash held	**(3,811)**	**117,698**	**(113,506)**	**9,934**
Cash at the beginning of the financial year	19,874	16,947	134,384	20,512
Effects of exchange rate changes on opening cash	884	(261)	(366)	(1,462)
Cash at the end of the financial year	**16,947**	**134,384**	**20,512**	**28,984**

Notwithstanding the deterioration of ERG's financial position explained above, as illustrated by the following table, it is of note that the Company's cash flow from core operations have only been marginally negative across the four financial years to 30 June 2002.

Summary of Cash Flows from Operating Activities	30 June 1999 $'000s	30 June 2000 $'000s	30 June 2001 $'000s	30 June 2002 $'000s	Total for the 4 years to 30 June 2002 $'000s
Net cash flows from operations	3,611	(6,374)	29,201	(31,862)	(5,424)
Net interest and dividends received	(2,832)	(6,850)	(11,287)	(20,909)	(41,878)
Government grants received	1,572	1,424	866	1	3,863
Redundancy costs	-	-	-	(1,943)	(1,943)
Total cash flows from Operating Activities	**2,351**	**(11,800)**	**18,780**	**(54,713)**	**(45,382)**

Accordingly, the net cash outflow from operations across the four years to 30 June 2002 totalled only $5.4 million. Included in this amount is research and development expenditure attributed to particular projects or contracts of $41.2 million. As detailed, the majority of the net cash outflow from operating activities was due to the net cash outflow from interest and dividends received totalling $41.9 million. Of this amount, dividends received for the four years totalled approximately $282,000 only.

As summarised in the following table, the net cash outflow from investing activities over the four years to 30 June 2002 totalled $233.3 million.

Summary of Cash Flows from Investing Activities	Total for the 4 years to 30 June 2002 $'000s
Research & development expenditure	(93,954)
Net proceeds from investment in associated entities	12,015
Net expenditure from the sale and purchase of consolidated entities	(11,431)
Net proceeds from the sale of business assets	6,787
Payments for the purchase of technology licences	(1,599)
Payment in relation to the acquisition of interest in the ERG Motorola Alliance	(35,127)
Net expenditure on the sale and purchase of property, plant and equipment	(122,240)
Net proceeds from the sale and purchase of investments	12,248
Total cash flows from Investing Activities	**(233,301)**

Accordingly, the majority of the net cash outflows from investing activities over the four year period was primarily attributable to payments for property, plant and equipment ($122.2 million) and research and development expenditure ($93.9 million). A significant proportion of the $122.2 million spent on property, plant and equipment relates to the construction and installation of the necessary infrastructure for a number of major contracts. Research and development included in investing activities relates to expenditure incurred on items not related to specific projects or contracts.

The Company's strategy going forward, is not to own the infrastructure in its own right. With the implementation of this strategy, the level of capital expenditure incurred by ERG is expected to reduce significantly. Further, the Company has reduced its research and development expenditure by becoming more focussed on the continued development and commercialisation of its existing technology rather than the development of a range of different early stage projects. In addition, the Company is targeting long term recurring revenue from its projects once they are installed and operational. This takes the form of outsourced operation and/or maintenance of the system and is in place for contracts such as Sydney, Seattle, Washington DC and San Francisco.

The net cash outflows detailed above from operating and investing activities have been largely funded from the proceeds from the issue of the Listed Notes, equity raisings and other borrowings. The Company's cash flows from financing activities are summarised in the following table.

Summary of Cash Flows from Financing Activities	Total for the 4 years to 30 June 2002 $'000s
Proceeds from the Listed Notes (net of costs)	244,980
Proceeds from the issue of ordinary shares	110,311
Proceeds from borrowings	86,012
Payment of dividends	(13,677)
Repayment of loans and lease liabilities	(138,628)
Total cash flows from Financing Activities	**288,998**

Weakening stock market conditions coupled with the Company's poor trading performance and deteriorating financial position has seen ERG's share price decrease from all time high levels of around $4.11 in January/February 2000 to 30 cents at 30 June 2002. Since that date the share price has continued to trade down to levels of around 10 cents in December 2002 and January 2003, increasing to a close on 26 February 2003 of 15.5 cents. Similarly, the price of a Listed Note on the ASX has decreased from levels of around $13.50 soon after issue in March 2000 to $6.18 at 30 June 2002. Since that date the Listed Notes traded down to a low of $3.80 in October 2002, before increasing after the announcement of the Proposed Capital Restructure in November 2002 to $6.19 on 29 November 2002 before closing on 26 February 2003 at $8.70.

For the six months ended 31 December 2002 ERG recorded a loss of $124.9 million, which included a charge for the provision of a deferred liability on the Proton acquisition of $8.9 million and a write down of goodwill in relation to Proton of $52.4 million. The Company incurred negative operating cash flows of $10.0 million during the same period after interest and restructure costs and a positive operating cash flow of $3 million before interest, borrowing costs, bond payments and restructure costs.

Concerns over the Company's financial position were raised in the audit opinion issued on ERG's financial statements for the year ended 30 June 2002. While not qualifying the accounts, the audit opinion contained an emphasis of matter regarding the Company's ability to continue as a going concern. This same emphasis of matter is contained in the auditor's review opinion for the six months to 31 December 2002.

Further, due to the deterioration in the Company's financial position and market conditions generally, ERG's banking facilities were not extended and consequently they were required to repay $65 million in bank facilities over the course of 2002.

The Proposed Conversion, the Proposed Capital Restructure together with the sale of Proton and other initiatives being implemented by ERG are designed to address the Company's current financial position. The main objective of the Proposed Capital Restructure is to build a solid foundation to enable ERG to take advantage of opportunities as and when they arise.

2. Valuation Methodologies

The three primary methodologies commonly used for valuing a business and/or a company are:

- the discounted cash flow method ("DCF");
- the capitalisation of maintainable earnings method; and
- the net asset backing method.

Each of these methodologies has application in different circumstances.

DCF

DCF valuations involve calculating the net present value of projected cash flows. The cash flows are discounted using a discount rate which reflects the risks associated with the cash flow stream. Discounting of projected cash flows has a strong theoretical basis and is commonly used in valuing technology companies, start-up businesses, finite life projects and businesses with lumpy capital expenditure requirements. Considerable judgement is required in estimating future cash flows and the valuer generally places great reliance on the medium to long term projections prepared by management. A DCF valuation should not give a materially different result to the capitalisation of earnings methodology.

Capitalisation of Maintainable Earnings

Capitalisation of maintainable earnings is the most commonly used method for valuation of industrial companies. It is most appropriate for companies with a long operating history and an identifiable earnings trend. This method is not as suitable for start-up businesses or businesses with an erratic earnings pattern or which have lumpy capital expenditure requirements. This is an appropriate valuation method where the entity being valued has ongoing trading operations, which generate fair returns. This method involves capitalising the maintainable earnings of a business by a rate-of-return, which is based on open market expectations and current industry conditions. The rate-of-return is expressed as a capitalisation multiple. The capitalisation multiple reflects the risks of the business and the income stream that it generates.

Net Asset Backing

The net asset backing method of valuation is appropriate where the business operations being carried out incur losses or generate insufficient return on investment, or when the entity being valued does not carry on any commercial trading activities. In circumstances where the financial position of the entity being valued is such that the appointment of a liquidator is likely, the notional liquidation basis of valuation is appropriate. In all other circumstances where the net asset backing method is appropriate, the value of the entity should be determined on a "going concern" basis. Consideration of a company's net tangible asset backing is often, however, of relevance as a secondary "reasonableness" valuation test when assessing the proportion of the consideration being paid that can be attributed to intangible assets. This ratio can usually be related to barriers to entry in the relevant industry, or the level of synergies the purchaser anticipates.

Method Adopted

Generally, cash flow projections extending out for at least three to five years are considered necessary as an appropriate basis for a DCF valuation. ERG has prepared cash flow projections for approximately 4.5 years to 30 June 2007 ("the Cash Flow Projections"). We have considered the Cash Flow Projections in considering the appropriate method by which to value ERG. Given the losses incurred by the Company and the availability of the Cash Flow Projections, we have determined that the DCF method of valuation is the most appropriate method by which to value ERG. In applying this method, we have utilised an appropriate discount rate.

In addition, we have had regard to ERG's recent share price history on the ASX. As previously stated, fair value is the amount at which an asset could be exchanged between a knowledgeable and willing but not anxious seller and a knowledgeable and willing but not anxious buyer both acting at arm's length. Price on the other hand is the consideration paid in a negotiated open market transaction involving the purchase and sale of an asset. In other words "value" is what something is worth and "price" is what a buyer is prepared to pay. Some of the reasons why 'fair value' may differ from price are as follows:

- fair value assumes equal negotiating ability between the parties, whilst price is affected by different negotiating strengths;
- fair value assumes both parties have equal knowledge, whilst price reflects differences in information or assumptions;
- fair value assumes there are no "special purchasers", whilst price may reflect the influence of a purchaser that has a unique incentive;
- fair value assumes neither party is under compulsion to transact whilst, in reality, vendors are usually under some financial pressure to sell, and one or both parties are acting on emotion; and
- fair value assumes there are many buyers in the "notional market", whereas in reality there are often only a few who often confer.

3. DCF Valuation

3.1 Selection of the Discount Rate

The magnitude of the discount rate applied in valuing a business using DCF is related to the perceived risk of the investment in that business' securities. The concept of risk involves an investment situation, which lies between complete certainty of monetary return (no risk), and complete uncertainty of monetary return (infinite risk). When a rational investor contemplates two investments, each having the same expected monetary return, the investor would prefer the investment bearing the least risk. Therefore, the higher the risk, the higher the expected return (i.e. the higher the risk, the higher the discount rate).

In assessing ERG's forecast free cash flows under the DCF methodology, we have given consideration to the Cash Flow Projections in conjunction with the business' historical financial and operational performance. Free cash flows are essentially the after-tax cash flows available to the capital providers (both debt and equity) of a business after taking into account movements in working capital and capital expenditure. Free cash flows do not take into account interest and debt repayments. Accordingly the net present value of a business' free cash flows essentially provides an enterprise value, from which net interest bearing debt must be deducted to arrive at an equity value. The appropriate discount rate to apply to free cash flows is a Weighted Average Cost of Capital ("WACC").

WACC

The WACC measures a company's cost of debt and equity financing weighted by the percentage of debt and percentage of equity in a company's target capital structure. Arithmetically, the formula for calculating the WACC is:

$$WACC = (k_d \times (1-T) \times D/(D+E)) + (k_e \times E/(D+E))$$

where:

k_d = Cost of debt financing

k_e = Cost of equity financing

D = Estimated market value (or book value) of debt

E = Estimated market value of equity

T = Assumed tax rate

Cost of Equity

To estimate the cost of equity financing we have used the Capital Asset Pricing Model ("CAPM"). The CAPM states that the return required by equity holders is the risk-free rate plus a risk premium associated with non-diversible risk, as measured by the relationship between a securities volatility of returns with that of the market portfolio. The formula for deriving the cost of equity is as follows:

$k_e = r_f + (\beta \times rp_e) + sp_e$

where:

k_e	=	Cost of equity financing
r_f	=	Risk-free rate of return
β	=	Beta, a measure of the level of non-diversifiable (i.e. systematic) risk associated with comparable company returns
rp_e	=	Equity risk premium
sp_e	=	Small Company Premium

Whilst the theoretical foundation for estimating the cost of equity is rigorous, the application of the theory is not straightforward. A large degree of subjectivity is involved in estimating the inputs to the formula. These limitations mean that any estimate of the cost of equity must necessarily be regarded as indicative rather than a firm and precise measure. Furthermore, because the cost of equity is a market-determined measure, changes in market conditions will effect its calculation.

Risk-Free Rate

The relevant risk-free rate of return is the return on a risk-free security, typically for a long-term period. In practice, long-dated government bonds are an accepted benchmark for risk-free securities. The yield to maturity on the longest dated capital Commonwealth bond is generally accepted as being the most appropriate proxy for the risk-free rate. The current yield on a 10-year Commonwealth bond is approximately 5.4%.

Beta

The equity beta is a measure of volatility of the return generated by an investment relative to the market as a whole. The overall market return is generally represented by a return on a market index such as the All Ordinaries Index. The market portfolio has a beta of 1.0, therefore a company with a beta of greater than 1.0 is more risky than the market and vice versa.

Listed companies with a comparable risk profile provide a useful means of estimating equity betas for a particular company. The estimation of betas by this method is limited by the lack of listed comparable companies and the fact that the businesses and financial risks associated with these comparable companies may vary from the risks associated with the company under consideration. Such risks are referred to as systematic, non-diversifiable or uninsurable risks. In addition, beta estimates are based on historical information and may reflect factors that have affected share price volatility in the past, which may not necessarily be relevant to the future or specifically relevant to the business being valued.

The table below shows the equity betas for a number of listed companies, which we have identified as broadly comparable to, but not necessarily the same as ERG.

Company	Country	Market Cap.[1] ('m)	Net Financial Debt/(Cash)[2] ('m)	Gearing[3]	Tax Rate	Geared Beta[4]	Ungeared Beta
Cubic Corp.	USA	US$534	US$ (26)	0.0%	n/a	0.50	0.50
Ascom Holdings	Switzerland	CHF 81	CHF 416	515.9%	n/a	0.99	0.16
Thales SA	France	€4,606	€1	0.0%	n/a	0.69	0.69
Intellect Holdings	Australia	A$77	A$1	1.8%	30%	1.31	1.29
Symbol Technologies	USA	US$1,884	US$135	7.1%	n/a	1.10	1.03
Fingerprint Cards	Sweden	SEK 84	SEK (119)	0.0%	n/a	2.03	2.03
Gemplus Int.	France	€603	€ (454)	0.0%	n/a	1.02	1.02
All Cards Service Centre	Sweden	SEK 252	SEK 29	11.6%	n/a	0.48	0.43
Oberthur Card Systems	France	€161	€124	77.3%	n/a	1.91	1.08
ERG Ltd	*Australia*	*A$126*	*A$293*	*213.6%*	*30%*	*1.31*	*0.40*
Median				**0.0%**	**n/a**	**1.06**	**0.86**
Mean				**82.7%**	**n/a**	**1.13**	**0.86**

1. Based on closing share price as at 27 January 2003. Market capitalisation in country local currency, except Euro's for France,
2. Based on the latest publicly available accounts in local currency
3. Gearing calculated by net debt/market capitalisation
4. Company betas have been sourced from Bloomberg.

Whilst the median ungeared beta is approximately 0.9, we have placed considerable weight on ERG's beta of 1.31 and accordingly we have adopted a regeared equity beta of 1.3 in determining an appropriate cost of equity for ERG.

Equity Risk Premium

The ERP represents the premium return from equity securities over the risk-free rate. Historical academic studies undertaken prior to the introduction of dividend imputation have indicated that the long run average premium is in the vicinity of 6% to 8%. On this basis and generally consistent with current practice, we have adopted an ERP of 6%.

Small Company Premium

Empirical research supports the inclusion of a small company premium based on an analysis of low capitalisation stocks[1]. This premium recognises that equity holders demand a higher return from companies or projects that are smaller in size and total capitalisation, as they are less diversified and therefore riskier. The Ibbotson Associates study calculates a premium referred to as the micro-capitalisation equity size premium, which is calculated as the difference between the actual return on the smallest 10% of stocks on the New York Stock Exchange and the expected CAPM return on the micro-capitalisation stocks.

Based on the Ibbotson Associate's study we consider a size premium of 2% to be appropriate in this case. This represents the lower end of a possible range of premiums.

[1] *Sources: Stocks, Bonds, Bills and Inflation: 2001 Yearbook, Ibbotson Associates*

Dividend Imputation

ERG did not pay a dividend during the 2002 financial year. Based on the assumption ERG is unlikely to pay a dividend over the forecast period, we have attributed no value for imputation.

Inflation

ERG Projections are in nominal terms and therefore we have used a nominal discount rate when calculating the cost of equity.

Cost of Equity Applied

We have applied the assumptions set out above to the cost of equity formula as follows:

K_e = $r_f + (\beta \times rp_e) + sp_e$

K_e = 15.2%

where:

R_f = 5.4%

β = 1.3

rp_e = 6%

s_e = 2%

Based on the above, we have adopted a nominal cost of equity of 15.2% per annum.

Estimated Market Value of Debt versus Market Value of Equity

In considering an appropriate capital structure to use in calculating the WACC, it is appropriate to use market values for both debt and equity. As the Listed Notes and ERG shares are both listed on the ASX, we have used the closing prices on 26 February 2003 to calculate their respective market values. Based on the last traded price of $8.70 on 26 February 2003, the market value of the 18.5 million Listed Notes is $160.95 million, compared to the book value as at 31 December 2002 of approximately $247.7 million. In addition, the Company has unlisted interest bearing debt, which has a book value of approximately $81.5 million ("the Unlisted ERG Debt"). In the absence of a market price for the Unlisted ERG Debt, we have adopted its book value as a proxy for the market value. Assuming the market value of the Listed Notes and the book value of the Unlisted ERG Debt, the Company has total interest bearing debt of approximately $242.45 million. With surplus cash of approximately $12.5 million as at 31 December 2002, the market value of ERG's net debt is approximately $229.95 million. This compares to the book value of the Company's total net interest bearing debt of approximately $316.7 million.

The market value of ERG's equity, based on the closing share price on 26 February 2003 of 15.5 cents is $146.6 million. Accordingly, based on current market prices, the Company's debt to debt-plus-equity ratio is 61.1%.

As well as considering the Company's current capital structure, in selecting an appropriate gearing ratio for the WACC calculation, it is relevant to have regard to the industry standard capital structure, with a view to determining ERG's optimal gearing ratio. The average debt to debt-plus-equity ratio of the comparable companies, after eliminating outliers is 26%.

Further, in considering ERG's optimal capital structure, we have considered its gearing ratio in the event the Proposed Capital Restructure occurs. The Company will have net cash of approximately $26 million after the Proposed Capital Restructure and the sale of Proton.

After considering all of the above factors we have adopted a net debt to net debt-plus-equity ratio of 20% in calculating ERG's WACC.

Cost of debt

In determining an appropriate cost of debt for ERG, we have considered the following factors:

- The 7.5% yield on the Listed Notes.
- The interest rate on the Ingot Loans of 10%.
- That part of the Babcock & Brown Facilities that does not relate to the repayment of Motorola, and therefore is not subject to a guarantee from SUITS, has an interest rate of 14%.
- The current interest rate environment in Australia; and
- ERG's size and financial performance.

As the Babcock & Brown Facilities are pure debt (i.e. no equity conversion rights), we have adopted a pre-tax cost of debt of 14% and based on a tax rate of 30%, an after-tax cost of debt of 9.8%.

WACC discount rate

The calculation of ERG's WACC is summarised as follows:

WACC = (15.2% x 80%)+ (((1 - 30%) x 14.0%) x 20%)

WACC = 14.1%

3.2 The Cash Flow Projections

The Cash Flow Projections have been derived based on a number of assumptions as to the future operating performance of ERG. The Company formulates its Cash Flow Projections by applying the following parameters:

- "Contracted Business" represents projects for which there is a signed contract between ERG and the customer and the Company is about to commence, or is in the process of undertaking that contract.

- "Expected Business" includes the following:
  - projects which have been awarded to ERG, but for which the contracts have not yet been signed;
  - projects where ERG is the only bidder; and
  - projects which the Company believes it has a greater than 50% chance of winning.
- "Targeted Business" includes projects that the Company expects will be put out to tender and ERG will bid for.

We have undertaken a limited review of the Cash Flow Projections in order to determine their reasonableness. Specifically, we have undertaken the following steps:

- sighted a sample of signed contracts the Company has with its customers;
- discussed each of the Expected and Targeted Business projects with management in order to assess the likelihood of ERG winning the business;
- considered the reasonableness of the assumptions which underpin the revenue and expenditure forecasts in light of historical performance, in particular ERG's past performance in meeting budgeted results;
- assessed ERG's likely tax losses and its ability to utilise those losses in the future;
- held detailed discussions with the Company's management in regards to projected capital expenditure and working capital requirements;
- considered the dynamics of and outlook for the AFC/smart card sectors; and
- had regard to ERG's historical success rate in bidding for new projects.

Management has advised that historically ERG has won approximately 70% of the total revenues targeted.

Based on our review of the Cash Flow Projections, we have made the following adjustments in considering the 'fair value' of an ERG share using the DCF methodology:

- applied probabilities to the Expected Business Projections where there is less than 100% probability of ERG winning the contract; and
- multiplied the contribution from Targeted Business by 60% to 70% to reflect ERG's historical record in winning new contracts.

It follows that should the actual operating results differ significantly from those projected, there may be a material impact on the underlying value of ERG, with any impact potentially being either positive or negative.

We have not disclosed full details of the Cash Flow Projections, as to do so could compromise ERG's competitive position in terms of pricing and negotiation power with customers and competitors. However, we have included in the table below details of the key assumptions used in the preparation of the Cash Flow Projections.

Assumptions upon which the Cash Flow Projections are based	Notes	Assumptions
Revenue Growth:		
2004		74%
2005		39%
2006		18%
2007		16%
Probabilities Applied to Projected Contributions[2]		
Contracted Business	(i)	88%
Expected Business	(ii)	74%
Targeted Business	(iii)	60%-70%
Capital Expenditure		
2004		$8.59m
2005		$8.34m
2006		$8.36m
2007		$7.50m
2008 onwards	(iv)	$8.50m
Tax Deductible Depreciation		
2004		$12.00m
2005		$12.00m
2006		$12.00m
2007		$12.00m
2008 onwards	(iv)	$8.50m
Tax Assumptions		
Tax rate	(v)	30%
Tax losses immediately after the Proposed Conversion	(vi)	Nil
Deductibility of tax losses incurred after Proposed Conversion	(vii)	100%
Operating Expenditure		
2004		$72.33m
2005		$69.81m
2006		$71.12m
2007		$72.57m
2008 onwards		$72.50m
Terminal Value Assumptions		
WACC		14.1%
Perpetuity growth rate		3%
Terminal Value Free Cash Flow		$42.2m – $54.5m

Notes:

(i) All of the Contracted Business included in the Cash Flow Projections has been used in the cash flows adopted for our DCF valuation, with the exception of the Lazio contract. As outlined in section 3.2 above, the rollout of the System into the Lazio region has been delayed due to a change in Government. ERG has notified its customer of a substantial claim for damages for the lost revenues caused by the delay. The Company is in the process of negotiating a settlement with the customer, the timing and amount of which is, at the date of this report, not certain.

[2] Contribution = gross profit on a project by project basis.

(ii) We have assessed the probabilities of the Expected Business on a project-by-project basis. Overall we applied a 74% probability to the projected Expected Business contribution provided by management.

(iii) We have applied a 60% to 70% probability to the Targeted Cash Flows provided by management. This is broadly in line with ERG's record of winning approximately 70% of all targeted revenues.

(iv) We have assumed that capital expenditure equals tax deductible depreciation into perpetuity.

(v) With operations all over the world, ERG pays tax in many different countries, which have differing tax rates. Management has advised that adopting a 30% tax rate for the consolidated cash flows is not unreasonable.

(vi) As discussed in the E&Y Tax Advice attached to this report, the conversion of the Listed Notes constitutes a debt forgiveness and effectively eliminates all of ERG's accumulated tax losses.

(vii) We have assumed that ERG will satisfy either the Continuity of Ownership or Same Business Test and will therefore be able to utilise all tax losses incurred after the conversion of the Listed Notes.

3.3 DCF Valuation Summary

We have applied a WACC of 14.1% to our adjusted version of the Cash Flow Projections. The same discount rate has been applied to the terminal value, which has been calculated by capitalising the adjusted final year cash flow from the Cash Flow Projections. This process results in the following enterprise and equity values for ERG.

	Low $m's	High $m's
ERG's Enterprise Value	**365.4**	**441.3**
Less Net Debt	(316.7)	(316.7)
Less Minority Interests	(0.2)	(0.2)
ERG's Equity Value	**48.5**	**124.4**
Ordinary Shares on Issue	945.9	945.9
Value of an ERG share (cents)	**5.1**	**13.2**

As can be seen from the above table, we have assessed ERG's enterprise value to be between $365.4 million and $441.3 million. As detailed in section 3.1 above, ERG is in exclusive negotiations with a third party to sell 100% of the shares in Proton for total consideration of approximately $109 million, with the net cash proceeds to the Company being approximately $60 million. In addition, ERG may receive up to a maximum of €22.5 million over the next 10 years, based on the number of cards sold to ERG by Proton. The present value of the likely proceeds from the sale of Proton have been included in ERG's Enterprise Value.

After deducting the net interest bearing debt of $316.7 million, ERG's equity value range from $48.5 million to $124.4 million.

For the purposes of this report, we have assessed the fair value of an ERG share to be in the range of between 5.1 cents and 13.2 cents. It is important to note that our assessed fair value of the Company's shares does not address whether or not ERG will have the capacity to redeem, refinance or renegotiate the Listed Notes at their 1 October 2005 redemption date. If at 1 October 2005, the Company is unable to redeem, refinance or renegotiate the Listed Notes, the value of an ERG share will be negatively impacted.

4. ERG's Recent Share Trading History

At the date of this report ERG had on issue 945,879,165 ordinary shares held by approximately 52,000 shareholders. The 20 largest shareholders as at 31 January 2003 were as follows:

	Name	Number of Shares	Percentage of Issued Capital
1.	Banksys SA	31.016.515	3.28
2.	J P Morgan Nominees Australia Limited	17.783.867	1.88
3.	American Express Travel Related Services Company Inc	14.841.655	1.57
4.	Interpay Nederland BV	14.841.655	1.57
5.	Visa International Service Association	14,841.655	1.57
6.	HSBC Custody Nominees (Australia) Limited	13.148.151	1.39
7.	Mr Peter John Fogarty	7,944.940	0.84
8.	National Nominees Limited	6.668.915	0.71
9.	Westpac Custodian Nominees Limited	5.659.535	0.60
10.	Mr Kenneth Heung	5.500.000	0.58
11.	Investment & Equities Pty Limited	5.000.000	0.53
12.	Commonwealth Custodial Services Limited	3.915.910	0.41
13.	Warbont Nominees Pty Ltd	3.719.762	0.39
14.	Mr Guo Liang li & Ms Jie Ling Bu	3.700.000	0.39
15.	Niako Investments Pty Ltd	3.513.606	0.37
16.	Eddystone Investments Pty Ltd	3,357.614	0.35
17.	Dr Thomas John Beresford	2.959.915	0.31
18.	Heiroglyph Pty Ltd	2.850.000	0.30
19.	BCI Holdings Pty Ltd	2.000.000	0.21
20.	Dr Thomas John Beresford	2.000.000	0.21
		165,263,695	**17.46**

The table below summarises the trading history of ERG's shares on the ASX for the period 1 December 2001 through 26 February 2003. The closing price of the Company's shares on 26 February 2003 was 15.5 cents.

	Share Price			Volume
	High	Low	Last	
	Cents	Cents	Cents	000's
December 2001	58.0	52.0	54.0	76,254
January 2002	55.0	37.0	41.5	164,948
February	46.0	29.0	31.5	164,563
March	34.5	23.0	26.0	314,725
April	26.0	22.5	22.5	89,953
May	37.0	23.0	35.5	272,070
June	36.5	28.0	30.0	150,928
July	30.5	24.5	28.5	129,890
August	29.0	21.5	21.5	87,713
September	24.5	16.0	16.0	135,721
October	20.0	16.5	16.5	119,309
November	17.5	12.5	12.5	96,941
December	11.5	10.0	10.0	113,826
January 2003	15.5	10.0	13.0	174,576
February 2003*	16.5	12.0	15.5	160,567

* February 2003 information up to 26 February 2003.

The chart below summarises ERG's share trading price and volume over the period from 1 December 2001. The price is based on the daily closing price.

ERG Share Price and Volume History


70
60
50
40
30
20
10
0
Price (Cents)
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Volume (000s)
3/12/2001
3/01/2002
3/02/2002
3/03/2002
3/04/2002
3/05/2002
3/06/2002
3/07/2002
3/08/2002
3/09/2002
3/10/2002
3/11/2002
3/12/2002
3/01/2003
3/02/2003

Other than the lodgement of standard half-yearly and annual reports, the only significant announcements made by the Company during the period covered in the table were as follows.

Date	News
27 Feb. 2002	ERG announced it expects to report a substantial loss for the half year, which is estimated to be in the range of $175 million to $195 million. This included an announcement of further write-downs of $160 million. The Company's share price subsequently fell 11.5 cents to 29 cents.
11 March 2002	ERG announced an after tax loss of $199.4 million for the six months ended 31 December 2001, following the decision by ERG Directors to substantially write down the carrying value of ERG's assets.
15 March 2002	ERG was removed from the Standard & Poor's ASX 100.
19 March 2002	The Company announced the acquisition of the remaining 90% of Proton it did not already own.
30 May 2002	ERG announced that its OneLink unit had reached a $65 million settlement with the Victorian government.
26 July 2002	The Supreme Court of New South Wales delivered a judgment dismissing proceedings by Cubic Transportation Systems Inc. ("Cubic") against the State of NSW in relation to the Sydney Integrated Ticketing Project and awarded costs against Cubic.
30 July 2002	ERG announced it is the likely frontrunner in the bidding to supply integrated public transport ticketing to Queensland.
12 Sept. 2002	The Company announced it had been awarded the contract to install a smart card based fare collection system for the Las Vegas Monorail Project.
25 Oct. 2002	The Company announced the settlement agreements for the Melbourne scope creep claims had been signed. Under the terms of the settlement announced to the market on 30 May 2002, a $20 million payment is to be made to ERG's subsidiary OneLink, with $12.4 million from the proceeds flowing directly through to ERG.
14 Nov. 2002	The Company announced the sale of its 39% shareholding in ECard. The shares will be bought back by ECard under a selective buy-back agreement for $5 million payable immediately. The buy-back will leave existing shareholders, Telstra and ANZ holding 100% of ECard.
28 Nov. 2002	The Company announced the Proposed Capital Restructure.
20 Jan. 2003	The Company announced it had been awarded the Washington DC, Maryland and North Virginia projects.
20 February 2003	ERG announced that its Integrated Transit Solutions Ltd (ITS) subsidiary had signed contracts with the New South Wales Government to supply, install and operate an integrated smart card based ticketing system for the entire Greater Sydney commuter transport network.
26 February 2003	ERG announced it had reached agreement with six public transportation agencies for the establishment of a regional fare collection system covering Seattle and the Central Puget Sound area of Washington State. The six agencies include Community Transit, King County Metro Transit, Kitsap Transit, Pierce Transit, Sound Transit and Washington State Ferries.

Over the last 12 months, the Company's share price has traded in the range of 10 cents to 55 cents. The Company's shares varied in liquidity over the December 2002 to January 2003 period, with the monthly volume of shares traded positioned between 9% (April 2002) to 34% (March 2002) of the shares listed. Since December 2001, the average percentage of shares traded per month has been approximately 15% of the shares listed. Based on the volumes traded in the last 12 months, trading in ERG shares is considered relatively liquid.

In assessing the recent trading history of the Company's shares it is important to consider that the market price of a company's shares generally reflects the buying and selling of small parcels that are usually traded on a short to medium term basis. The size of the parcels traded does not carry a controlling interest. In turn, the market price of a company's shares is dependent on many interacting factors, the majority of which are outside the control of the company. Because of the impact that these factors may have on a company's share price, in our opinion, the market price of a company's shares does not necessarily represent a fair value of the company as a whole.

The market prices at which ERG's shares have been recently traded reflects, in part, the following factors:

- the general downturn in world equity markets, particularly in the technology sector;
- the relatively poor performance of ERG's operating business;
- the large number of ERG shareholders who, as a result of the collapse of the Company's share price in recent years, have shareholdings worth little more than the transaction costs associated with selling that holding;
- the recent announcements of the Sydney, Washington and Seattle contracts;
- the speculative nature of ERG's recent share price history; and
- the lack of institutional interest in a company the size and nature of ERG.

Given these factors, the trading history of an ERG share provides no absolute guide to the underlying fair value of the Company.

Appendix C: Sources of Information and Declarations

1. Sources of Information

In preparing this report we have relied on the following principal sources of information:

- ERG's shareholder details, including top 20 Shareholders and Noteholders, total number of shareholders and Noteholders, and the ownership structure by category of the number of shares held;
- the draft Information Memorandum for Noteholders accompanying the notice of meeting;
- ERG's annual reports for the financial years ending 30 June 1998 to 2002;
- various ASX announcements made by ERG;
- ERG's forecast financials for the four and a half years to 30 June 2007;
- the signed Agreements between ERG, Ingot, Stocks and Utilico for the Proposed Capital Restructure;
- the Note Trust Amending Deed; and
- ERG's audit reviewed accounts for six months ending 31 December 2002.

2. Declarations

This report has been prepared at the request of the Directors of ERG specifically for the Noteholders of ERG. It is not intended that this report be used for any purpose other than to accompany the Notice of Meeting and Information Memorandum to be sent to ERG Noteholders. In particular it is not intended that this report should be used for any purpose other than as an expression of our opinion on whether or not each of, the April Interest Conversion, the Listed Note Conversion and the Future Interest Conversion are in the best interests of Noteholders.

Neither EYCF, nor Ernst & Young, nor any member or employee thereof undertakes responsibility to any person, other than the Noteholders of ERG, in respect of this report, including any errors or omissions howsoever caused. EYCF holds a Dealers Licence issued pursuant to the Corporations Act and is authorised to provide the opinion presented within this report.

Mr Ken Pendergast and Mr Michael Anghie have assumed overall responsibility for this report. Mr Pendergast and Mr Anghie are directors of EYCF and partners of Ernst & Young. Both have the necessary experience and professional qualifications appropriate to the advice being offered. Other EYCF and Ernst & Young staff have been consulted in the preparation of this report where appropriate.

We have held discussions with the management of ERG regarding the factual accuracy of the information contained in this report. We did not change the methodology used in our assessment as a result of these discussions and our independence has not been impinged in any way.

In the preparation of this report we have considered the information and explanations given to us. We emphasise that we have not carried out an independent confirmation of the information nor have we conducted anything in the nature of an audit. We do not imply, nor should it be construed that our assessment has revealed all the matters which an audit or more detailed examination might disclose. We have however evaluated information provided to us by ERG and its advisers, as well as other parties through enquiry, analysis and review and nothing has come to our attention to indicate that the information provided was materially misstated or did not afford reasonable grounds upon which to base our opinion. We have no reason to believe that any information relied on by us is incorrect.

The statements contained in this report are given in good faith and have been derived from information believed to be reliable and accurate. We have no reason to believe that any information has been withheld from us.

EYCF will receive a professional fee based on the time spent in the preparation of this report, estimated at approximately $50,000. EYCF will not be entitled to any other pecuniary or other benefit, whether direct or indirect, in connection with the making of this report.



Annexure 2: Taxation Report



■ Central Park
152 St Georges Terrace
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

■ Tel 61 8 9429 2222
Fax 61 8 9429 2436

4 March 2003

Private & Confidential

The Directors
ERG Limited
247 Balcatta Road
BALCATTA WA 6021

Dear Sirs

Independent Taxation Report
Conversion Of Listed Convertible Notes To ERG Ordinary Shares

This advice has been prepared by Ernst & Young at your request and is to be included in the Information Memorandum in relation to the Conversion of Listed Convertible Notes ("Notes") to ERG Ordinary Shares.

You have requested a summary of the Australian tax implications of the Notes conversion for the Noteholders and ERG.

Our advice is based on existing tax legislation, case law, rulings and administrative practice at the date of this advice. ERG and Noteholders should be aware that each of these may be subject to change.

This advice is general in nature and does not cover every particular tax issue that could arise as a result of the Notes conversion. Accordingly, Ernst & Young disclaims liability to any Noteholders in relation to the conversion of Notes. As the taxation implications may vary depending on the particular circumstances of each Noteholder, Noteholders should obtain independent tax advice.

1. Summary of Tax Implications

The Australian tax implications for Noteholders who dispose of their Notes (either prior to conversion or as part of the conversion process) will depend on a number of factors, including:

- Whether the Noteholder holds their Notes on capital account, revenue account or as trading stock for tax purposes;
- The nature of the Noteholder (i.e. individual, company, trust, partnership, complying superannuation fund); and
- The tax residency status of the Noteholder.

The tax implications to particular categories of Noteholders are outlined in detail below.

2. Australian Residents

2.1 Disposal of Notes Prior to Conversion

2.1.1 Notes Held on Capital or Revenue Account

The Notes will be considered to be "traditional securities" for Australian income tax purposes.

Where a Noteholder disposes of a Note prior to the conversion of that Note, any gain will be included in the Noteholder's assessable income. The gain would be equal to the excess of the disposal proceeds over the acquisition price of the Note. This overrides the Capital Gains Tax ("CGT") provisions such that in the case of an individual, trust and complying superannuation fund, the CGT discount will not be available. If the disposal realises a loss for the Noteholder, then the loss may be deductible against the assessable income of the Noteholder. The loss would be equal to the excess of the acquisition price over the disposal proceeds.

Investors who realise a loss should seek their own independent tax advice to confirm whether Section 70B of the Income Tax Assessment Act 1936 will provide a tax deduction in their specific circumstances.

Noteholders entitled to the April Interest Payment in accordance with Condition 3A of the Trust Amending Deed will be assessable for tax purposes on an amount equal to the market value of the ERG Ordinary Shares issued to the Noteholder in satisfaction of the April Interest Payment. The April Interest Payment will not form part of the proceeds for determining the gain or loss arising as a result of disposal.

2.1.2 Notes Held as Trading Stock

Where the Notes are held as trading stock for tax purposes, the calculation of any gain or loss for tax purposes will equal the difference between the opening value of the trading stock (or acquisition price if the Note was acquired during the current financial year) and the consideration received at the time of disposal.

Noteholders entitled to the April Interest Payment in accordance with Condition 3A of the Trust Amending Deed will be assessable for tax purposes on an amount equal to the market value of the ERG Ordinary Shares issued to the Noteholder in satisfaction of the April Interest Payment. The April Interest Payment will not form part of the proceeds for determining the gain or loss arising as a result of disposal.

2.2 Conversion of Notes to ERG Ordinary Shares

2.2.1 Notes Held on Revenue or Capital Account

The Notes will be considered to be "traditional securities" for Australian income tax purposes.

Notes will be converted directly to ERG Ordinary Shares via the issue of 90 fully paid ERG Ordinary Shares to current Noteholders in satisfaction of all obligations under each Note. Noteholders will receive an additional 3.375 ERG Ordinary Shares (subject to rounding down in accordance with Condition 3A of the Trust Amending Deed) for every Note held on the Interest Record Date in satisfaction of the April Interest Payment.

The ERG Ordinary Shares received as a result of the conversion in accordance with Condition 20.4 of the Trust Amending Deed (this Condition provides a formula that requires ERG to issue ERG Ordinary Shares to a Noteholder based on the face value of the Notes) will represent the consideration received for the compulsory conversion of the Note. This will result in an assessable gain where the market value of the ERG Ordinary Shares issued to the Noteholder is greater than the amount paid by the Noteholder to acquire the Note. Any loss realised by a Noteholder (i.e. where the market value of the ERG Ordinary Shares is less than the acquisition price) may be deductible for tax purposes under Section 70B of the Income Tax Assessment Act 1936.

Noteholders who realise a loss should seek their own independent tax advice to confirm whether Section 70B of the Income Tax Assessment Act 1936 will provide a tax deduction in their specific circumstances.

Noteholders entitled to the April Interest Payment in accordance with Condition 3A of the Trust Amending Deed will be assessable for tax purposes on an amount equal to the market value of the ERG Ordinary Shares issued to the Noteholder in satisfaction of the April Interest Payment. The April Interest Payment will not form part of the proceeds for determining the gain or loss arising as a result of conversion.

2.2.2 Notes Held as Trading Stock

Upon conversion, a taxable gain or deductible loss will arise equal to the difference between the opening value of the trading stock (or acquisition price if acquired during the current financial year) and the market value of the ERG Ordinary Shares issued.

Noteholders entitled to the April Interest Payment in accordance with Condition 3A of the Trust Amending Deed will be assessable for tax purposes on an amount equal to the market value of the ERG Ordinary Shares issued to the Noteholder in satisfaction of the April Interest Payment. The April Interest Payment will not form part of the proceeds for determining the gain or loss arising as a result of conversion.

2.3 Cost Base of the ERG Ordinary Shares Issued on Conversion of the Notes

Resident Noteholders will be deemed to have acquired the ERG Ordinary Shares at the time of conversion and will assume a cost base and reduced cost base for the ERG Ordinary Shares for CGT purposes equal to the Noteholder's cost base in the Notes (generally the acquisition or issue price) plus the amount (if any) included in their assessable income as a result of the conversion. For Noteholders who are entitled to claim a loss under Section 70B of the Income Tax Assessment Act 1936 at the time of conversion, the Noteholders cost base and reduced cost base in the ERG Ordinary shares for CGT purposes should equal the Noteholder's cost base in the Notes less the amount of the loss claimed for tax purposes.

2.4 Cost Base of ERG Ordinary Shares Issued in Satisfaction of the April Interest Payment

Noteholders entitled to the April Interest Payment in accordance with Condition 3A of the Trust Amending Deed will assume a cost base of the ERG Ordinary Shares issued in satisfaction of the April Interest Payment equal to the market value of those shares at the time of their issue.

3. Non-residents

3.1 Disposal of Notes Prior to Conversion or Redemption

3.1.1 Notes Held on Revenue or Capital Account

The Notes will be considered to be "traditional securities" for Australian income tax purposes.

Non-resident Noteholders may be subject to Australian tax on the disposal of their Notes. The tax position will depend however, on a range of factors, including but not limited to whether the Notes are held as part of a business carried on through a permanent establishment in Australia, the source of the profit on disposal, and whether the non-resident Noteholder resides in a country with which Australia has a Double Tax Agreement.

Where the Notes are taxable in Australia, any gain will be included in the assessable income of the Noteholder and any loss on disposal may be deductible. Non-resident Noteholders should seek their own specific advice based on their circumstances.

Non-resident Noteholders entitled to the April Interest Payment in accordance with Condition 3A of the Trust Amending Deed should be exempt from Australian interest withholding tax on the payment due to the operation of Section 128F of the Income Tax Assessment Act 1936. This is on the basis that the Notes satisfied the "Public Offer Test" as defined in Section 128F of the Income Tax Assessment Act 1936 at their time of issue. ERG considers that this test was satisfied at the time of issue.

Where the entitlement to the April Interest Payment relates to a business carried on in Australia by a non-resident Noteholder through a permanent establishment, the market value of the ERG Ordinary Shares issued to the Noteholder in satisfaction of the April Interest Payment should be included in the non-resident Noteholder's assessable income under the ordinary provisions of the Income Tax Assessment Act 1997.

3.1.2 Notes Held as Trading Stock

Non-resident Noteholders may be subject to Australian tax on the disposal of their Notes. The tax position will depend however, on a range of factors, including but not limited to whether the Notes are held as part of a business carried on through a permanent establishment in Australia, the source of the profit on disposal, and whether the non-resident Noteholder resides in a country with which Australia has a Double Tax Agreement. Non-resident Noteholders should seek their own specific advice based on their circumstances.

Where the non-resident Noteholder is taxable in Australia, the taxable gain or loss will generally equal the difference between the opening value of the trading stock (or acquisition price if the Note was acquired during the current financial year) and the consideration received at the time of disposal.

Non-resident Noteholders entitled to the April Interest Payment in accordance with Condition 3A of the Trust Amending Deed should be exempt from Australian interest withholding tax due to the operation of Section 128F of the Income Tax Assessment Act 1936. This is on the basis that the Notes satisfied the "Public Offer Test" as defined in Section 128F of the Income Tax Assessment Act 1936 at their time of issue. ERG considers that this test was satisfied at the time of issue.

Where the entitlement to the April Interest Payment relates to a business carried on in Australia by a non-resident Noteholder through a permanent establishment, the market value of the ERG Ordinary Shares

issued to the Noteholder in satisfaction of the April Interest Payment should be included in the non-resident Noteholder's assessable income under the ordinary provisions of the Income Tax Assessment Act 1997.

3.2 Conversion to ERG Ordinary Shares

3.2.1 Notes Held on Revenue or Capital Account

The Notes will be considered to be "traditional securities" for Australian income tax purposes.

Non-resident Noteholders may be subject to Australian tax on the conversion of their Notes. The tax position will depend however, on a range of factors, including but not limited to whether the Notes are held as part of a business carried on through a permanent establishment in Australia, the source of the profit on disposal, and whether the non-resident Noteholder resides in a country with which Australia has a Double Tax Agreement. Non-resident Noteholders should seek their own specific advice based on their circumstances.

Where the conversion of the Notes is taxable in Australia, any gain will be included in the assessable income of the Noteholder and any loss on disposal may be tax deductible. The gain or loss will be calculated as described at point 2.2.1 above.

Non-resident Noteholders entitled to the April Interest Payment in accordance with Condition 3A of the Trust Amending Deed should be exempt from Australian interest withholding tax due to the operation of Section 128F of the Income Tax Assessment Act 1936. This is on the basis that the Notes satisfied the "Public Offer Test" as defined in Section 128F of the Income Tax Assessment Act 1936 at their time of issue. ERG considers that this test was satisfied at the time of issue.

Where the entitlement to the April Interest Payment relates to a business carried on in Australia by a non-resident Noteholder through a permanent establishment, the market value of the ERG Ordinary Shares issued to the Noteholder in satisfaction of the April Interest Payment should be included in the non-resident Noteholder's assessable income under the ordinary provisions of the Income Tax Assessment Act 1997.

3.2.2 Notes Held as Trading Stock

Non-resident Noteholders may be subject to Australian tax on the disposal of their Notes. The tax position will depend however, on a range of factors, including but not limited to whether the Notes are held as part of a business carried on through a permanent establishment in Australia, the source of the profit on disposal, and whether the non-resident Noteholder resides in a country with which Australia has a Double Tax Agreement. Non-resident Noteholders should seek their own specific advice based on their circumstances.

Where the non-resident Noteholder is taxable in Australia, the taxable gain or loss will generally equal the difference between the opening value of the trading stock (or acquisition price if the Note was acquired during the current financial year) and the consideration received at the time of disposal (i.e. the market value of the ERG Ordinary Shares issued).

Non-resident Noteholders entitled to the April Interest Payment in accordance with Condition 3A of the Trust Amending Deed should be exempt from Australian interest withholding tax due to the operation of Section 128F of the Income Tax Assessment Act 1936. This is on the basis that the Notes satisfied the "Public Offer Test" as defined in Section 128F of the Income Tax Assessment Act 1936 at their time of issue. ERG considers that this test was satisfied at the time of issue.

Where the April Interest Payment relates to a business carried on in Australia by a non-resident Noteholder through a permanent establishment , the market value of the ERG Ordinary Shares issued to the Noteholder in satisfaction of the April Interest Payment should be included in the non-resident Noteholder's assessable income under the ordinary provisions of the Income Tax Assessment Act 1997.

3.3 Cost Base of the ERG Ordinary Shares Issued on Conversion of the Notes

Non-resident Noteholders will be deemed to have acquired the ERG Ordinary Shares at the time of conversion and will assume a cost base and reduced cost base for the ERG Ordinary Shares for CGT purposes equal to the Noteholder's cost base in the Notes (generally the acquisition or issue price) plus the amount (if any) included in their assessable income as a result of the conversion. For Noteholders who are entitled to claim a loss under Section 70B of the Income Tax Assessment Act 1936 at the time of conversion, the Noteholders cost base and reduced cost base in the ERG Ordinary Shares for CGT purposes should equal the Noteholders cost base in the Notes less the amount of the loss claimed for tax purposes.

However, non-resident Noteholders will generally only be subject to the CGT provisions where they hold 10% or more of the issued capital of ERG. If on conversion the Noteholder acquires 10% or more of the issued capital of ERG then the CGT provisions would apply in the same way as they apply to resident Noteholders, subject to the application of a Double Tax Agreement.

Non-resident Noteholders who intend to hold their ERG Ordinary Shares on revenue account or as trading stock for income tax purposes should seek their own tax advice specific to their circumstances.

3.4 Cost Base of ERG Ordinary Shares Issued in Satisfaction of the April Interest Payment

Noteholders entitled to the April Interest Payment in accordance with Condition 3A of the Trust Amending Deed will assume a cost base of the ERG Ordinary Shares issued in satisfaction of the April Interest Payment equal to the market value of those shares at the time of their issue.

4. Excluded Notes

If the conversion of Notes would result in the Noteholder, the beneficial holder or their respective related bodies corporate breaching Section 842 of the UK Tax Act, the Notes can be classified as Excluded Notes. Any Notes held by a Noteholder which are not Excluded Notes must be converted on the implementation of the Listed Note Conversion.

Any Notes which are not converted at the Listed Note Conversion time will give the Noteholder rights to conversion on the same basis as under the Listed Note Conversion (i.e. 90 ERG Ordinary Shares per Note) upon the Noteholder giving ERG written notice, as well as rights on a winding up to receive the same amount as that payable to ERG shareholders (on the basis that the Notes had been converted to ERG shares). The Notes will cease to provide Noteholders with all other rights (including, without limitation, rights to vote, receive interest, call for redemption or repayment and any preference on a winding up).

Following the Listed Note Conversion, any Excluded Notes will cease to be listed on the ASX and the Noteholder may not dispose of the Notes or any direct or indirect interest in them or grant any third party

interest in the Notes other than by converting them in accordance with their Terms. ERG can elect to buy back any Notes not converted in accordance with the Note Trust Deed, as amended.

Any Notes which are not converted on or before 1 October 2005 will be dealt with by ERG converting the Notes and having the ERG Ordinary Shares, which would have been issued to the Noteholder, issued to a nominee and sold in the manner proposed for Ineligible Foreign Noteholders. The net proceeds of sale will be returned to the Noteholder.

We have not considered the tax implications for those Noteholders who hold Excluded Notes. Noteholders who hold Excluded Notes should seek their own specific advice based on their circumstances.

5. Future Interest Capitalisation Amendments

The Future Interest Capitalisation ("FIC") provisions are set out in full in Condition 3B of the Trust Amending Deed. Broadly, if ERG elects to use the FIC provisions, persons who hold Notes on the relevant Interest Record Date will have their entitlement to interest satisfied by the issue of ERG Ordinary Shares. The number of ERG Ordinary Shares to be issued to each Noteholder will be determined in accordance with the formula set out in Condition 3B. The issue price of the ERG Ordinary Shares issued under the formula will represent a 5% discount to the volume weighted average price of the ERG Ordinary Shares on the ASX over the 5 business days prior to 1 April or 1 October in the relevant year.

Noteholders subject to the FIC provisions will be assessable for tax purposes on an amount equal to the market value of the ERG Ordinary Shares issued to the Noteholder in accordance with Condition 3B of the Trust Amending Deed.

6. Tax Implications for ERG

6.1 Commercial Debt Forgiveness Tax Rules

The Commercial Debt Forgiveness ("CDF") tax rules may apply upon conversion of the Notes.

Broadly, the CDF rules may apply where there is a difference between the face value of the Note converted and the market value of the ERG Ordinary Shares issued to the Noteholder on conversion. The CDF rules may also apply where there is a difference between the accrued April Interest Payment and the market value of the ERG Ordinary Shares issued in satisfaction of the April Interest Payment.

To the extent to which the CDF rules apply to the conversion, certain carry forward tax deductions and tax values of assets of the ERG Group will be reduced. Specifically, the provisions will apply to reduce the following:

1. Tax Losses;
2. Capital Losses;
3. Future tax deductions in respect of particular tax deductible expenditure; and
4. CGT cost base of certain assets.

6.2 Claw-back of Prior Year Interest Tax Deductions

Section 82SA of the Income Tax Assessment Act 1936 specifically provides for a tax deduction for interest expenses relating to convertible notes, providing that certain conditions are met *at all times* from the time of issue of the Notes until their conversion or redemption. As a result of the proposed conversion of Notes to ERG Ordinary Shares, ERG may be denied a tax deduction for interest expenses incurred on the Notes from their date of issue.

7. Noteholders should observe that:

- The involvement of Ernst & Young in the preparation of this advice has included services in addition to the preparation of this advice and normal professional fees will be received for all services.
- No partners of Ernst & Young have any interest in the promotion of the Listed Note Conversion.
- The giving of its consent to the inclusion of this advice in the Information Memorandum should not be taken as an endorsement of the Listed Note Conversion or a recommendation by Ernst & Young of any participation in the Listed Note Conversion.
- Ernst & Young gives no assurance or guarantee whatsoever in respect of either the successful operation or the performance of the Listed Note Conversion.
- Ernst & Young accepts no responsibility for the taxation position of Noteholders and shareholders. Noteholders and shareholders should consult their own professional advisers for independent advice that the above views on the tax consequences for the Listed Note Conversion are appropriate for their own circumstances.

Yours faithfully



Ernst & Young



Annexure 3: Note Trust Amending Deed

Note Trust Amending Deed

ERG Limited
ACN 009 112 725

Perpetual Trustee Company Limited
ACN 000 001 007

Computershare Investor Services Pty Limited
ACN 078 279 277

and

ERG Management Services Limited
ACN 009 057 185

Freehills

This note trust amending deed

is made on [*insert date*] 2003 between the following parties:

1 **ERG Limited**
ACN 009 112 725
of Level 13, 1 Alfred Street, Sydney, NSW, 2000
(**Company**)

2 **Perpetual Trustee Company Limited**
ACN 000 001 007
of Level 7, 39 Hunter Street, Sydney, NSW, 2000
(**Note Trustee**)

3 **Computershare Investor Services Pty Limited**
ACN 078 279 277
of Level 3, 60 Carrington St, Sydney, NSW, 2000
(**Registrar**)

4 **ERG Management Services Limited**
ACN 009 057 185
of Level 13, 1 Alfred Street, Sydney, NSW, 2000
(**Group Company**)

Recitals

A. The parties to this deed are all parties to the Note Trust Deed for Convertible Notes in relation to 7.5% Senior Subordinated Convertible Notes due 2005 dated 21 February 2000 (**Trust Deed**).

B. Clauses 24.2 and 24.3 of the Trust Deed and paragraphs 27(a), (b) and (c) of schedule 2 to the Trust Deed permit the amendments to the Trust Deed contemplated by this deed to be made if authorised and assented to by an Extraordinary Resolution of the Noteholders.

C. An Extraordinary Resolution of the Noteholders assenting to and authorising the amendments to the Trust Deed set out in this deed and authorising and directing the Note Trustee to execute this deed was passed on [ ] 2003.

D. The amendments to the Trust Deed (including the Conditions) set out in this deed:

1. will permit Noteholders by Special Quorum Resolution to authorise the compulsory conversion of the Notes to Shares with certain exclusions in limited circumstances;

2. will permit the interest payable for the Interest Period ending on 1 April 2003 to be satisfied by the issue of Shares; and

3. in the event the listed note conversion described in recital D(1) above is not implemented, will give the Company a right to capitalise interest payments for any Interest Period after 1 April 2003.

E. The Company has the capacity under the Listing Rules to issue Shares to Noteholders under the April interest capitalisation described in recital D(2) above without the requirement for approval of its shareholders.

F. In certain circumstances the Notes of certain Noteholders will not be converted to Shares immediately under the listed note conversion described in recital D(1) above. In these circumstances, the terms of those Notes will be amended.

The deed witnesses

that in consideration of, among other things, the mutual promises contained in this deed, the parties agree:

1 Definitions and Interpretations

1.1 Definitions

(a) In this deed, the following terms have the meanings given to them below, unless the context otherwise requires.

April Interest Capitalisation means satisfaction of the interest payable on a Note for the Interest Period ending on 1 April 2003 by the issue of Shares in accordance with new Condition 3A to be incorporated into the Trust Deed in accordance with clause 3.3 of this deed.

ASIC means Australian Securities and Investments Commission.

Conditions means the conditions of the Notes which form schedule 1 to the Trust Deed.

Excluded Notes means Notes that are not immediately converted to Shares under the Listed Note Conversion in accordance with new Condition 20.6 to be incorporated into the Trust Deed in accordance with clause 2.3 of this deed.

FATA means Foreign Acquisitions and Takeovers Act 1975 (Cth).

Future Interest Capitalisation means the right for the Company to elect to satisfy interest payable on a Note for Interest Periods commencing after 1 April 2003 by the issue of Shares in accordance with new Condition 3B to be incorporated into the Trust Deed in accordance with clause 4.3 of this deed.

Ingot Entities means SUITS and its associates (as that term is defined in the Law).

Listed Note Conversion means the compulsory conversion of all existing Notes into Shares to be implemented by cancelling all Notes, with certain exclusions in limited circumstances, in consideration for the issue of Shares in accordance with new Condition 20 to be incorporated into the Trust Deed in accordance with clause 2.3 of this deed.

LNC Conversion Shares means the Shares to be issued to Noteholders under the Listed Note Conversion.

SUITS means the Special Utilities Investment Trust PLC.

Trust Deed means the Note Trust Deed for Convertible Notes in relation to 7.5% Senior Subordinated Convertible Notes due 2005 between the parties to this deed dated 21 February 2000 and includes the Conditions.

(b) Subject to clause 1.1(a) above, capitalised terms in this deed have the meaning given to them in the Trust Deed.

1.2 Interpretations

(a) In this deed, unless the context otherwise requires:

1. a reference to this deed or another instrument includes any variation or replacement of any of them;
2. a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;
3. the singular includes the plural and vice versa;
4. the word "person" includes a firm, a body corporate, an unincorporated association or an authority;
5. a reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;
6. an agreement, representation or warranty in favour of two or more persons is for the benefit of them jointly and severally;
7. a reference to any thing (including, without limitation, any amount) is a reference to the whole and each part of it and a reference to a group of persons is a reference to all of them collectively, to any two or more of them collectively and to each of them individually;
8. a reference to "dollars", "$", "$A", or "A$" is a reference to the lawful currency of Australia;
9. a reference to a time of day is a reference to that time in Sydney; and
10. a reference to this deed includes a reference to its schedules, appendices and annexures.

(b) Headings are for reference only and do not form part of this deed.

(c) In this deed, except where expressly provided to the contrary:

(1) a reference to the Note Trustee is a reference to the Note Trustee in its capacity as trustee of the Trust only, and in no other capacity; and

(2) a reference to the undertaking, assets, business, money or any other thing of or in relation to the Note Trustee is a reference to such undertaking, assets, business, money or other thing of or in relation

to the Note Trustee only in its capacity as trustee of the Trust, and in no other capacity.

2 Listed Note Conversion

2.1 Conditions to Listed Note Conversion Amendments

(a) Conditions

The amendments to the Trust Deed set out in clause 2.2 of this deed and the amendments to the Conditions set out in clause 2.3 of this deed are conditional on the following conditions being satisfied or where permitted waived on or before the dates specified in clause 2.1(d):

(1) **Shareholder approval:** the Company's shareholders approve the issue of the LNC Conversion Shares and the acquisition by the Ingot Entities of Shares under Chapter 6 of the Law at a meeting of shareholders;

(2) **Regulatory approvals:**

(A) **FATA:** either:

(i) a notice is issued by or on behalf of the Treasurer of the Commonwealth of Australia under FATA stating that the Commonwealth Government does not object to the Ingot Entities acquiring a substantial interest in the Company; or

(ii) the Treasurer of the Commonwealth of Australia becomes precluded under FATA from making an order in respect of the Ingot Entities acquiring a substantial interest in the Company;

(B) **ASIC and ASX:** ASIC and ASX issue or provide such consents or approvals or other acts which the Company determines are necessary or desirable to implement the Listed Note Conversion; and

(C) **Government Agencies**: all other approvals of a Government Agency which the Company determines are necessary or desirable to implement the Listed Note Conversion are obtained.

(3) **Insolvency:** no voluntary administrator, liquidator, provisional liquidator, receiver, receiver and manager or other external administrator is appointed to the Company prior to satisfaction or waiver of the conditions in clause 2.1(a)(1), (2) and (4) of this deed; and

(4) **Board changes:**

(A) SUITS obtains representation on the board of the Company through the appointment of Duncan Saville or such other person as SUITS may nominate as a director of the Company; and

(B) the number of directors of the Company are reduced to a maximum of five (including the SUITS nominee appointed under paragraph (A) above).

(b) Best endeavours

The Company will use its best endeavours to procure that each of the conditions precedent in clause 2.1(a) of this deed is satisfied as soon as practicable.

(c) Waiver of conditions

The condition in clause 2.1(a)(4) may be waived by SUITS by notice in writing to the Company. No other condition in clause 2.1(a) may be waived.

(d) Date for satisfaction of conditions

(1) The conditions in clauses 2.1(a)(1), (2) and (3) must be satisfied on or before 30 June 2003.

(2) The condition in clause 2.1(a)(4) will be deemed to have been satisfied on the date that is five Business Days after the shareholder approvals referred to in clause 2.1(a)(1) have been obtained (**Relevant Date**) unless SUITS gives notice to the Company prior to 5.00pm on the Relevant Date of the non-fulfilment of the condition.

(e) Certificate

On the date that the last of the conditions in clause 2.1(a) has been satisfied, the Company must issue a certificate signed by two directors of the Company stating that all conditions have been satisfied and the other parties to this deed may rely on that certificate as conclusive evidence of satisfaction of the conditions in clause 2.1(a) of this deed.

(f) Date of effect

The amendments to the Trust Deed set out in clause 2.2 and the amendments to the Conditions set out in clause 2.3 of this deed will take effect on the date of the certificate given by the Company under clause 2.1(e) of this deed.

2.2 Amendments to Trust Deed

Subject to clause 2.1 of this deed, the Trust Deed is amended as follows:

(a) clause 1.3(n)(i) of the Trust Deed is amended by inserting after the word "redeemed" the following ", converted";

(b) clause 5.1(b)(vii) of the Trust Deed is amended by inserting after the word "redeemed" the following ", is converted";

(c) clause 8 of the Trust Deed is amended by inserting the words "Subject to the Conditions," at the commencement of the clause;

(d) clause 14.6 of the Trust Deed is amended by inserting the following sub-clause after clause 14.6(f):

(1) if the amendments to the Trust Deed as set out in this deed are approved by Noteholders before 1 April 2003:

"(fb) determine the number of LNC Conversion Shares to be issued to Noteholders or the Nominee in accordance with Condition 20;"; or

(2) if the amendments to the Trust Deed as set out in this deed are approved by Noteholders on or after 1 April 2003:

"(fa) determine the number of LNC Conversion Shares to be issued to Noteholders or the Nominee in accordance with Condition 20;"

(e) by amending paragraph 1(a) of schedule 2 of the Trust Deed by inserting the following words after "(as defined in the Deed)":

"or, if Excluded Notes are on issue, the Excluded Note Conditions (where the defined meanings of the Excluded Note Conditions shall prevail over the defined meanings in the Conditions to the extent of any inconsistency)"; and

(f) by inserting the conditions set out in schedule 1 to this deed as Schedule 8 of the Trust Deed.

2.3 Amendments to the Conditions

Subject to clause 2.1 of this deed, the Conditions are amended by:

(a) in the definition of Conversion Date in Condition 1.1, replacing "." at the end of (b) with "; and" and inserting the following paragraph after paragraph (b):

"(c) under Condition 20, the meaning given to that term in Condition 20.1".

(b) deleting the definition of Convert in Condition 1.1 and replacing it with the following:

"**Convert** means:

(1) in relation to Conditions 4.1(a) and 8, the redemption of that Note with the simultaneous application of the redemption proceeds to the subscription of Shares in accordance with these Conditions;

(2) in relation to Condition 20, the conversion of Notes into Shares under the Listed Note Conversion,

and **Conversion** will be construed accordingly.";

(c) inserting after the definition of Event of Default in Condition 1.1 the following:

"**Excluded Notes** has the meaning given to it in Condition 20.1."; and

(d) inserting the following new Condition 20 after the end of Condition 19:

"20. Compulsory conversion under the Listed Note Conversion

20.1 Definitions

In this Condition 20, unless the context otherwise requires, the following terms have the meaning given to them below:

Affected Noteholder has the meaning given in Condition 20.6(a).

CHESS means Clearing House Electronic Subregister System, which provides for the electronic transfer of securities in Australia.

Conversion Date means the Business Day specified as such by the Company in an announcement to the ASX and which is the deemed date for Conversion of the LNC Notes under this Condition 20.

Excluded Notes means those Notes held by an LNC Noteholder (other than an Ineligible Foreign Noteholder) to be excluded from the operation of the Listed Note Conversion under Condition 20.6.

Excluded Note Terms means the conditions which apply to the Excluded Notes after the Conversion Date, being the conditions set out in schedule 8 of the Deed.

ICTA means the Income and Corporations Taxes Act 1988 (UK).

Ineligible Foreign Noteholder means an LNC Noteholder determined by the Company to be:

(a) a person whose address as shown in the Register is a place outside Australia and its external territories; or

(b) a person acting on behalf of a person referred to in paragraph (a),

unless the Company is satisfied before the LNC Record Date that the laws of the relevant place permit the issue and allotment of Shares to that LNC Noteholder either unconditionally or after compliance with conditions which the Company in its sole discretion regards as acceptable and not unduly onerous.

Listed Note Conversion means the compulsory conversion of all existing Notes other than Excluded Notes (if any) into Shares in accordance with Condition 20.4.

LNC Conversion Shares has the meaning given in Condition 20.4(b).

LNC Noteholders means Noteholders who are registered as holders of LNC Notes as at the LNC Record Date.

LNC Notes means all Notes on issue at the LNC Record Date other than the Excluded Notes (if any).

LNC Record Date means 5.00pm on the fifth Business Day after the Conversion Date.

Nominee means a nominee appointed by the Company to sell the Shares to which Ineligible Foreign Noteholders would otherwise have been entitled.

Shareholders means the holders of Shares from time to time.

20.2 Condition to activation of powers under Condition 20

The powers to implement the compulsory conversion of Notes under this Condition 20 can be applied if and only if on or before 30 June 2003 Noteholders have, whether before or after this Condition 20 has been inserted in the Deed and taken effect in accordance with its terms, approved the use and application of these provisions by Extraordinary Resolution which will be a "Special Quorum Resolution" for the purposes of Schedule 2 to the Deed.

20.3 Powers and authorisations

(a) **Power to implement**

Subject to Condition 20.2, the Company has the power to do all things reasonably incidental to effect the Listed Note Conversion and those powers apply notwithstanding, and are not limited by, any other provision of these Conditions or the Deed.

(b) **Appointment of the Company and directors as agent and attorney**

Without limiting Condition 20.3(a), the Company and its directors (**Attorney**) are jointly and severally irrevocably appointed the agent and attorney of each LNC Noteholder to do all things which the Company considers are necessary or desirable to give effect to the Listed Note Conversion in the name of and as agent for an LNC Noteholder, including, without limitation, to:

(i) convert the LNC Notes in accordance with the Listed Note Conversion;

(ii) execute and give to the Registrar as agent for each LNC Noteholder a Conversion Notice for the LNC Notes in accordance with Condition 20.4(a)(i);

(iii) subscribe for the Shares to be issued on Conversion and agree to the LNC Noteholder becoming a member of the Company; and

(iv) do all things necessary, desirable or reasonably incidental to any of the above matters.

The Attorney is authorised to execute these documents and do these things without needing further authority or approval from any LNC Noteholder.

The Attorney will not have any liability of any nature whatsoever to LNC Noteholders arising, directly or indirectly, from the Attorney doing or refraining from doing any act as attorney of an LNC Noteholder under this Condition 20.3(b).

The Attorney may act as attorney and act even if the actions taken are in the interests of the Attorney and the LNC Noteholders will ratify any lawful action by the Attorney under this Condition 20.3(b) upon written request by the Attorney or the Company.

20.4 Implementation of Listed Note Conversion

(a) **Steps to implementation of Listed Note Conversion**

Subject to the satisfaction of the condition referred to in Condition 20.2, the following events are to occur in relation to the Listed Note Conversion in the following sequence:

(i) an Attorney, as agent and attorney for each LNC Noteholder, will execute and give a Conversion Notice in relation to all LNC Notes in accordance with Condition 20.4(e);

(ii) subject to Condition 20.4(c), the Company is to issue the LNC Conversion Shares to each LNC Noteholder in full and final satisfaction of all outstanding obligations of the Company due under each LNC Note, provided that if the Company has not paid the interest due on each Note on 1 April 2003, whether in cash or Shares, the Company will not be released from its obligation to satisfy that interest payment; and

(iii) the Company will cancel all LNC Notes.

(b) **Calculation of LNC Conversion Shares**

Subject to Conditions 20.4(c) and 20.6 below, each LNC Noteholder is entitled to receive the number of Shares (**LNC Conversion Shares**) for all of his or her LNC Notes calculated by applying the following formula:

$$\text{No. of LNC Conversion Shares} = \frac{FV \times NN}{IP}$$

where:

FV means the Face Value of the LNC Notes, being $13.50;

NN means the number of LNC Notes registered in the name of the LNC Noteholder; and

IP means $0.15.

(c) **Ineligible Foreign Noteholders' shares issued to the Nominee**

The Company's obligation to issue the LNC Conversion Shares to an LNC Noteholder who is an Ineligible Foreign Noteholder will

be satisfied by the Company issuing to the Nominee the LNC Conversion Shares to which the LNC Noteholder would have been entitled were they not an Ineligible Foreign Noteholder for sale under Condition 20.9.

(d) **Conversion Date for the Listed Note Conversion**

Provided that the condition in Condition 20.2 above has been satisfied, the Company must make an announcement to the ASX that it will implement the Listed Note Conversion and specifying the Conversion Date. The Conversion Date must be at least seven Business Days but not more than 15 Business Days after the later of:

(i) the date that all the conditions referred to in clause 2.1(a) of the Trust Amending Deed between the Company, the Note Trustee, the Registrar and the Group Company dated [ ] 2003 are satisfied; and

(ii) the date Noteholder approval to the implementation of the Listed Note Conversion under Condition 20.2 is obtained,

unless not reasonably practicable, in which case the Conversion Date will be a later date determined by the Company and announced to the ASX, which later date must be on or before 30 June 2003.

(e) **Conversion Notice**

The Attorney must give a Conversion Notice to the Registrar within four Business Days after the LNC Record Date.

Following the Attorney giving a Conversion Notice to the Registrar in relation to the Listed Note Conversion:

(i) the Company will issue and allot to each LNC Noteholder the number of LNC Conversion Shares to which the LNC Noteholder is entitled in accordance with Condition 20.4(b), within five Business Days after the LNC Record Date and any such allotment will have effect from and be deemed to have been made on the Conversion Date;

(ii) the Company will make or cause to be made all entries in the register of the Company's members in relation to the issue of the LNC Conversion Shares within five Business Days after the LNC Record Date; and

(iii) each LNC Noteholder is taken to have agreed to become a member of the Company, to have their name entered in any register of members and to comply with the terms of the Company's constitution.

For the avoidance of doubt, the Attorney is entitled to execute and give one master Conversion Notice in relation to all of the LNC Notes held by LNC Noteholders.

(f) **LNC Conversion Shares**

(i) The LNC Conversion Shares will rank equally in all respects and form one class with the Shares already issued at the Conversion Date.

(ii) The Company will procure the Registrar to dispatch allotment confirmation notices in relation to the issue of the LNC Conversion Shares issued not later than five Business Days after the LNC Record Date.

(iii) The Company must apply promptly to ASX for quotation of the LNC Conversion Shares once they have been issued under the Listed Note Conversion, initially on a deferred settlement basis and thereafter on an ordinary settlement basis.

20.5 Effect of Listed Note Conversion

The Listed Note Conversion, when implemented, has the following effect:

(a) the issue of the LNC Conversion Shares to the LNC Noteholder or the Nominee (as the case may be) discharges absolutely and is in full and final satisfaction of all outstanding liabilities and obligations of the Company due under or in connection with the LNC Notes, provided that if the Company has not paid the interest due on each Note on 1 April 2003, whether in cash or Shares, the Company will not be released from its liability in relation to the satisfaction of that interest payment;

(b) interest on the LNC Notes is deemed to have ceased to accrue after 1 April 2003;

(c) upon issue of the LNC Conversion Shares to an LNC Noteholder or the Nominee (as the case may be), all LNC Notes held by that LNC Noteholder that have been subject to the Listed Note Conversion will be cancelled with effect from the date of issue of the LNC Conversion Shares and may not be reissued or resold; and

(d) the LNC Noteholders and the Nominee (as the case may be) agree to become members of the Company and be bound by the constitution of the Company in relation to the LNC Conversion Shares.

20.6 Excluded Notes

(a) **Excluded Note criteria**

If the implementation of the Listed Note Conversion would, or is reasonably expected to, result in a breach of section 842 of the ICTA such that the Noteholder, a person beneficially entitled to the Notes registered in the name of the Noteholder or any of their respective related bodies corporate would, or are reasonably expected to, cease to qualify as an "investment trust" under the ICTA (**Affected Noteholder**), the Affected Noteholder may make

an application to the Company to have some or all of the Affected Noteholder's Notes classified as Excluded Notes.

(b) **Application by Noteholder**

The Affected Noteholder must apply to the Company in writing at least four Business Days prior to the LNC Record Date to have some or all of the Affected Noteholder's Notes classified as Excluded Notes. The application must include the following:

(i) the Affected Noteholder's Note account details and, where a Noteholder holds the Notes on behalf of a third person, the names and addresses of both the nominee or trustee and the beneficial holder of the relevant Notes;

(ii) the aggregate number of Notes beneficially owned by the Affected Noteholder at the date of the application;

(iii) full details of the basis on which section 842 of the ICTA applies, or is reasonably expected to apply, to the Affected Noteholder's Notes;

(iv) either:

(A) a written advice addressed to the Company from a tax or legal adviser who is qualified to advise in relation to section 842 of the ICTA; or

(B) such other written evidence as is reasonably acceptable to the Company,

confirming that if the Notes of the Affected Noteholder were converted under the Listed Note Conversion, section 842 of the ICTA would apply, or is reasonably expected to apply, to cause the Affected Noteholder to cease to be an "investment trust" under the ICTA; and

(v) details of the number of Notes held by the Affected Noteholder that:

(A) may participate in the Listed Note Conversion without triggering section 842 of the ICTA; and

(B) cannot participate in the Listed Note Conversion because it would, or is reasonably expected to, trigger section 842 of the ICTA.

(c) **Classification as Excluded Notes**

(i) Upon receipt of an application under Condition 20.6(b) and subject to Condition 20.6(c)(ii), the Company will issue a notice on or before the LNC Record Date to the Affected Noteholder and the Registrar identifying the number of Excluded Notes the subject of the application and the registered holder of those Excluded Notes. The number of Excluded Notes notified by the Company must be no more

than the number specified in the later of a notice to the Company under Condition 20.6(b)(v)(B) and a notice to the Company under Condition 20.6(c)(ii), provided that if the total number of Notes held by the Affected Noteholder at the LNC Record Date is less than the number specified in the notice issued by the Company, the notice will be deemed to be amended to specify the number of Notes held by the Affected Noteholder at the LNC Record Date.

(ii) If after making an application under Condition 20.6(b) an Affected Noteholder buys or sells Notes on or before the Conversion Date, the Affected Noteholder must at least two Business Days before the LNC Record Date:

(A) advise the Company of the relevant changes; and

(B) update the information previously provided under Condition 20.6(b)(v),

and if the Company has already issued a notice to the Affected Noteholder and the Registrar under Condition 20.6(c)(i) and the number of Notes to be classified as Excluded Notes has changed, the Company must issue a further updated notice under Condition 20.6(c)(i).

(iii) Upon receipt of a notice under Condition 20.6(c)(i), the Registrar will note on the Register the number of Notes that are Excluded Notes. If any further notice is received from the Company under Condition 20.6(c)(i) as a result of advice of a change in the Affected Noteholder's holdings under Condition 20.6(c)(ii), the notice received by the Registrar latest in time will take precedence.

(iv) The Company and its directors will, so long as they act in good faith, be under no liability whatsoever to the Affected Noteholders or to any other person and are released by the Affected Noteholders from any failure to treat any Note, or by treating any Note as an Excluded Note.

(d) **Effect of Excluded Note classification**

If Notes are classified as Excluded Notes under this Condition 20:

(i) the Excluded Notes will not be converted under the Listed Note Conversion; and

(ii) the Affected Noteholder will hold, and will be deemed to have held, the Excluded Notes on the Excluded Note Conditions and not under these Conditions with effect from the day after the Conversion Date.

20.7 Dealings in Notes

(a) **Last day for dealing in Notes in respect of Listed Note Conversion**

For the purposes of establishing who holds LNC Notes on the LNC Record Date, dealings in Notes will, subject to any discretions reserved under this Deed, be recognised provided that:

(i) in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Register as the holder of the Notes by the LNC Record Date; and

(ii) in all other cases, registrable transmission applications or transfers in respect of those dealings are received on or before the LNC Record Date, at the place where any Register is kept.

(b) **Date of registration**

Subject to any discretions in this Deed, the Registrar must register transmission applications or transfers of the kind referred to in Condition 20.7(a) above and such transmission applications or transfers will for the purposes of this Condition 20 be deemed to have been registered on the LNC Record Date.

(c) **No recognition of dealing received after LNC Record Date**

Neither the Registrar nor the Company will accept for registration or recognise for any purpose under this Deed any transmission application, transfer or any other dealing in respect of Notes which is received after the LNC Record Date.

20.8 Registrar's responsibilities

(a) **Specific responsibilities**

(i) The Registrar will be responsible for determining the number of LNC Conversion Shares to be issued to each LNC Noteholder and the Nominee in accordance with Condition 20.4(b).

(ii) The Registrar must notify the Company promptly of the calculations and in any event not more than 3 Business Days after the LNC Record Date.

(b) **Determination binding**

All determinations made by the Registrar pursuant to this Condition 20.8 are (in the absence of wilful default, bad faith or manifest error) binding on the Company, the Registrar, the Note Trustee and all LNC Noteholders.

20.9 Treatment of shares issued to the Nominee on behalf of Ineligible Foreign Noteholders

The LNC Conversion Shares issued to the Nominee in relation to Ineligible Foreign Noteholders will be dealt with by the Nominee as follows:

(a) as soon as reasonably practicable, the Nominee will sell all the LNC Conversion Shares issued to it for the benefit of the Ineligible Foreign Noteholders in such a manner as it considers appropriate within a period specified by the Company, which period must not exceed 90 days from the date of issue of the LNC Conversion Shares;

(b) the Nominee will account to the Ineligible Foreign Noteholders for the net proceeds of sale (on an averaged basis so that all Ineligible Foreign Noteholders receive the same price per LNC Conversion Share to which they would otherwise have been entitled, subject to rounding to the nearest whole cent) and any income referrable to those LNC Conversion Shares, after deduction of any costs of sale such as applicable brokerage, taxes and charges;

(c) the net proceeds of sale in respect of the Ineligible Foreign Noteholder's entitlement to LNC Conversion Shares under Condition 20.4(b) will be paid in Australian dollars by sending a cheque by mail to the Ineligible Foreign Noteholder's address as shown in the Register or, at the sole election of the Nominee, into the account notified by the Ineligible Foreign Noteholder to the Company pursuant to Condition 17 within 20 Business Days after the sale of the last of the LNC Conversion Shares issued to the Nominee under Condition 20.4(c); and

(d) payment of the net proceeds of sale to an Ineligible Foreign Noteholder under paragraph (c) above will be in full and final satisfaction of all outstanding obligations of the Nominee and the Company (provided that to the extent that the Company has not paid the interest due on each Note on 1 April 2003, whether in cash or Shares, the Company will not be released from its obligation to satisfy that interest payment) to the Ineligible Foreign Noteholder.

While the Nominee has the objective of maximising the proceeds under the sale process, the sale of the LNC Conversion Shares issued to the Nominee on behalf of the Ineligible Foreign Noteholders is made at the Ineligible Foreign Noteholder's risk and neither the Company nor the Nominee guarantee that any specific price or the best possible price will be obtained.

20.10 Paramountcy

This Condition 20 has effect notwithstanding any other provision of this Deed and any provision of this Deed which is inconsistent with this Condition 20 does not operate to the extent of any inconsistency."

3 April Interest Capitalisation

3.1 Condition to April Interest Capitalisation Amendments

The amendments to the Trust Deed set out in clause 3.2 of this deed and the amendments to the Conditions set out in clause 3.3 of this deed will take effect if and only if Noteholders pass Extraordinary Resolutions before 1 April 2003:

(a) approving the amendments to the Trust Deed contained in this deed, subject to the conditions in this deed; and

(b) approving the inclusion of Condition 3A in the Trust Deed.

3.2 Amendments to the Trust Deed

Clause 14.6 of the Trust Deed is amended by inserting the following sub-clause after clause 14.6(f):

"(fa) determine the number of Capitalisation Shares to be issued to Noteholders or the Nominee in accordance with Condition 3A by no later than the day after the Capitalisation Date;".

3.3 Amendments to Conditions

The Conditions are amended by inserting the following new Condition 3A after Condition 3:

"3A Satisfaction of April Interest Payment

3A.1 Definitions

In this Condition 3A, unless the context otherwise requires, the following terms have the meaning given to them below:

Affected Noteholder has the meaning given in Condition 3A.7(a).

April Interest Capitalisation means the satisfaction of the April Interest Payment by the issue of Capitalisation Shares under this Condition 3A.

April Interest Payment means interest accrued and payable on a Note on 1 April 2003 in accordance with these Conditions.

Capitalisation Date means the later of 1 April 2003 and the date that this Condition is inserted in the Deed.

Capitalisation Shares means the Shares to be issued to or for the benefit of a Noteholder for the April Interest Payment.

Excluded April Interest Notes means those Notes held by a Noteholder (other than an Ineligible Foreign Noteholder) on the Interest Record Date to be excluded from the right to receive Capitalisation Shares under this Condition 3A.

ICTA means the Income and Corporations Taxes Act 1988 (UK).

Ineligible Foreign Noteholder means a Noteholder determined by the Company to be:

(a) a person whose address as shown in the Register is a place outside Australia and its external territories; or

(b) a person acting on behalf of a person referred to in paragraph (a),

unless the Company is satisfied before the Capitalisation Date that the laws of the relevant place permit the issue and allotment of Shares to that Noteholder either unconditionally or after compliance with conditions which the Company in its sole discretion regards as acceptable and not unduly onerous.

Interest Record Date means the Note Record Date to determine entitlements to receive the April Interest Payment.

Nominee means a nominee appointed by the Company to sell the Capitalisation Shares to which Ineligible Foreign Noteholders and Affected Noteholders would otherwise have been entitled.

3A.2 Satisfaction of April Interest Payment

Subject to Conditions 3A.4 and 3A.7, the Company will satisfy the April Interest Payment by issuing to each Noteholder on the Register on the Interest Record Date the number of Capitalisation Shares determined by applying the following formula:

$$\left(\frac{[\ IA - T\ ] \times NN}{IP}\right)$$

where:

IA means the April Interest Payment in dollars calculated to four decimal places;

T means the amount to be deducted (if any) from the April Interest Payment for the Noteholder by the Company in relation to the Note as required by Conditions 16 and 17.7;

NN means the total number of Notes registered in the name of the Noteholder on the Interest Record Date; and

IP means $0.15.

3A.3 Treatment of fractional entitlements

Where the calculation of the number of Capitalisation Shares to be issued to a Noteholder entitled to receive Capitalisation Shares would result in the issue of a fraction of one Capitalisation Share, the number of Capitalisation Shares to be issued to that Noteholder or the Nominee (as the case may be) is to be rounded down to the nearest whole Share.

3A.4 Ineligible Foreign Noteholders' Shares issued to the Nominee

The Company's obligation to issue the Capitalisation Shares to a Noteholder who is an Ineligible Foreign Noteholder will be satisfied by the Company issuing to the Nominee the Capitalisation Shares to which the Noteholder would have been entitled under Condition 3A.2 were they not an Ineligible Foreign Noteholder for sale under Condition 3A.8.

3A.5 Capitalisation Shares

(a) The Capitalisation Shares a Noteholder is entitled to under Condition 3A.2 will be issued to the relevant Noteholder or the Nominee (as the case may be) within five Business Days after the Capitalisation Date.

(b) The Capitalisation Shares will rank equally in all respects and form one class with the Shares already issued as if they had been issued on 1 April 2003.

(c) The Company will procure the Registrar to dispatch allotment confirmation notices in relation to the issue of the Capitalisation Shares not later than five Business Days after the Capitalisation Date.

(d) The Company must apply promptly to ASX for quotation of the Capitalisation Shares once they have been issued.

3A.6 Effect of the April Interest Capitalisation

The April Interest Capitalisation has the following effect:

(a) the issue of the Capitalisation Shares to which a Noteholder is entitled under Condition 3A.2 to that Noteholder or the Nominee (as the case may be) discharges absolutely and is in full and final satisfaction of all outstanding liabilities and obligations of the Company in connection with the April Interest Payment that, but for the satisfaction of the April Interest Payment by the issue of Capitalisation Shares under this Condition 3A, would otherwise be due to that Noteholder and shall not be construed as the April Interest Payment having been applied or dealt with on behalf of a Noteholder or as a Noteholder directs;

(b) the Noteholders and the Nominee (as the case may be) agree to become members of the Company and be bound by the constitution of the Company in relation to the Capitalisation Shares.

3A.7 Excluded April Interest Notes

(a) **Excluded April Interest Note criteria**

If the issue of Capitalisation Shares to a Noteholder under this Condition 3A would, or is reasonably expected to, result in a breach of section 842 of the ICTA such that the Noteholder, a person beneficially entitled to the Notes registered in the name of

the Noteholder or their respective related bodies corporate would, or are reasonably expected to, cease to qualify as an "investment trust" under the ICTA (**Affected Noteholder**), the Affected Noteholder may make application to the Company to have some or all of the Affected Noteholder's Notes classified as Excluded April Interest Notes.

(b) **Application by Noteholder**

The Affected Noteholder must apply to the Company in writing after the Interest Record Date but before 11.00am on the Capitalisation Date to have some or all of the Affected Noteholder's Notes classified as Excluded April Interest Notes. The application must include the following:

(i) the Affected Noteholder's Note account details and, where a Noteholder holds the Notes on behalf of a third person, the names and addresses of both the nominee or trustee and the beneficial holder of the relevant Notes;

(ii) the aggregate number of Notes beneficially owned by the Affected Noteholder at the date of the application;

(iii) full details of the basis on which section 842 of the ICTA applies, or is reasonably expected to apply, to the Affected Noteholder's Notes;

(iv) either:

(A) a written advice addressed to the Company from a tax or legal adviser who is qualified to advise in relation to section 842 of the ICTA; or

(B) such other written evidence as is reasonably acceptable to the Company,

confirming that if the April Interest Payment payable to the Affected Noteholder were converted under the April Interest Capitalisation, section 842 of the ICTA would apply, or is reasonably expected to apply, to cause the Affected Noteholder to cease to be an "investment trust" under the ICTA; and

(v) details of the number of Notes held by the Affected Noteholder that:

(A) may participate in the April Interest Capitalisation without triggering section 842 of the ICTA; and

(B) cannot participate in the April Interest Capitalisation because it would, or is reasonably expected to trigger section 842 of the ICTA.

(c) **Classification as Excluded Notes**

(i) Upon receipt of an application under Condition 3A.7(b) and subject to Condition 3A.7(c)(ii), the Company will give a notice on or before midday on the Capitalisation Date to the Affected Noteholder and the Registrar identifying the number of Excluded April Interest Notes the subject of the application and the registered holder of those Excluded April Interest Notes. The number of Excluded April Interest Notes notified by the Company must be no more than the lesser of:

(A) the total number of Notes held by the Affected Noteholder on the Interest Record Date; and

(B) the number of Notes notified to the Company in accordance with Condition 3A.7(b)(v)(B).

(ii) Upon receipt of a notice under Condition 3A.7(c)(i), the Registrar will note on the Register the number of Notes that are Excluded April Interest Notes.

(iii) The Company and its directors will, so long as they act in good faith, be under no liability whatsoever to the Affected Noteholders or to any other person and are released by the Affected Noteholders from any failure to treat any Note, or by treating any Note as an Excluded April Interest Note.

(d) **Effect of Excluded April Interest Notes classification**

The Company's obligation to issue Capitalisation Shares to an Affected Noteholder in relation to his or her Excluded April Interest Notes will be satisfied by the Company issuing to the Nominee for sale under Condition 3A.8 the Capitalisation Shares to which the Affected Noteholder would have been entitled under his or her Excluded April Interest Notes.

3A.8 Treatment of shares issued to the Nominee on behalf of Ineligible Foreign Noteholders and Affected Noteholders

The Capitalisation Shares issued to the Nominee in relation to Ineligible Foreign Noteholders and Affected Noteholders will be dealt with by the Nominee as follows:

(a) as soon as reasonably practicable, the Nominee will sell all the Capitalisation Shares issued to it for the benefit of the Ineligible Foreign Noteholders and Affected Noteholders in such a manner as it considers appropriate within a period specified by the Company, which period must not exceed 90 days from the date of issue of the Capitalisation Shares;

(b) the Nominee will account to the Ineligible Foreign Noteholders and the Affected Noteholders for the net proceeds of sale (on an averaged basis so that all Ineligible Foreign Noteholders and Affected Noteholders receive the same price per Capitalisation

Share to which they would otherwise have been entitled, subject to rounding to the nearest whole cent) and any income referrable to those Capitalisation Shares, after deduction of any costs of sale such as applicable brokerage, taxes and charges; and

(c) the net proceeds of sale in respect of:

(i) an Ineligible Foreign Noteholder's entitlement under this Condition 3A; and

(ii) an Affected Noteholder's entitlement in relation to the Excluded April Interest Notes under this Condition 3A,

will be paid in Australian dollars by sending a cheque by mail to the address of the relevant Ineligible Foreign Noteholder or Affected Noteholder as shown in the Register or, at the sole election of the Nominee, into the account notified by the Ineligible Foreign Noteholder or the Affected Noteholder to the Company pursuant to Condition 17 within 20 Business Days after the sale of the last of the Capitalisation Shares issued to the Nominee under Condition 3A.4 and Condition 3A.7. Payment of the net proceeds of sale to an Ineligible Foreign Noteholder or an Affected Noteholder under this paragraph (c) will be in full and final satisfaction of all outstanding obligations of the Nominee and the Company to the Ineligible Foreign Noteholder or the Affected Noteholder (as the case may be).

While the Nominee has the objective of maximising the proceeds under the sale process, the sale of the Capitalisation Shares issued to the Nominee on behalf of the Ineligible Foreign Noteholders and the Affected Noteholders is made at their risk and neither the Company nor the Nominee guarantee that any specific price or the best possible price will be obtained.

3A.9 Paramountcy

This Condition 3A has effect notwithstanding any other provision of this Deed and any provision of this Deed which is inconsistent with this Condition 3A does not operate to the extent of any inconsistency."

3.4 Effect of provision

The April Interest Capitalisation will have effect on and from 1 April 2003 provided this deed is executed before 21 April 2003. The amendments to the Trust Deed and Conditions set out in this clause 3 will have no force or effect if this deed is not executed before 21 April 2003.

3.5 Indemnity for Note Trustee

The Note Trustee is entitled to be indemnified by the Company in respect of all costs, charges (including all duties, Taxes and any fines or penalties in respect of a charge), Liabilities and expenses properly incurred by it as a result of:

(a) this deed not being executed before 1 April 2003;

(b) the Company being in breach of the Trust Deed as a result of not paying the April Interest Payment on 1 April 2003;

(c) the Note Trustee doing or not doing any act, matter or thing in relation to the breach on or before 20 April 2003; and

(d) the Note Trustee executing this deed after 1 April 2003 but before 21 April 2003.

This indemnity is in addition to any indemnity allowed by law, but does not extend to costs, charges (including all duties, Taxes and any fines or penalties in respect of a charge), Liabilities or expenses to the extent that the same arise from the Note Trustee's own fraud, gross negligence or wilful default or that of any attorney, employee, agent or person (except as contemplated in clause 16.2(e) of the Trust Deed including a delegate) appointed by it under the Trust Deed. The Note Trustee may retain and pay out of any moneys in its hands arising therefrom all sums necessary to give effect to or satisfy such indemnity.

4 Future Interest Capitalisation amendments

4.1 Conditions

The amendments to the Trust Deed set out in clause 4.2 of this deed and the amendments to the Conditions set out in clause 4.3 of this deed will take effect if and only if:

(a) on or before 30 June 2003:

(1) the conditions set out in clause 2.1(a) of this deed; and

(2) the condition set out in new Condition 20.2 incorporated into the Trust Deed by clause 2.3(d) of this deed,

are not satisfied or where permitted waived;

(b) Noteholders pass Extraordinary Resolutions on or before 30 June 2003:

(1) approving the amendments to the Trust Deed contained in this deed, subject to the conditions in this deed; and

(2) approving the inclusion of Condition 3B in the Trust Deed.

4.2 Amendments to Trust Deed

Subject to clause 4.1 of this deed, clause 14.6 of the Trust Deed is amended by inserting the following sub-clause after clause 14.6(f):

(a) if the amendments to the Trust Deed as set out in this deed are approved by Noteholders before 1 April 2003:

"(fb) determine the number of Capitalisation Shares to be issued to Noteholders or the Nominee in accordance with Condition 3B by no later than two Business Days after the relevant Interest Record Date;" or

(b) if the amendments to the Trust Deed as set out in this deed are approved by Noteholders on or after 1 April 2003:

"(fa) determine the number of Capitalisation Shares to be issued to Noteholders or the Nominee in accordance with Condition 3B by no later than two Business Days after the relevant Interest Record Date;".

4.3 Amendments to Conditions

Subject to clause 4.1 of this deed, the Conditions are amended by inserting the following new Condition 3B after new Condition 3A which is inserted into the Trust Deed by clause 4 of this deed:

"3B Satisfaction of future Interest Payments

3B.1 Definitions

In this Condition 3B, unless the context otherwise requires, the following terms have the meaning given to them below:

Affected Noteholder has the meaning given in Condition 3B.8(a).

Capitalisation Date means the Interest Payment Date for the Interest Payment being capitalised.

Capitalisation Shares means the Shares to be issued to or for the benefit of a Noteholder for the relevant Interest Payment.

Excluded Future Interest Notes means those Notes held by a Noteholder (other than an Ineligible Foreign Noteholder) on the Interest Record Date excluded from the right to receive Capitalisation Shares under this Condition 3B.

ICTA means the Income and Corporations Taxes Act 1988 (UK).

Ineligible Foreign Noteholder means a Noteholder determined by the Company to be:

(a) a person whose address as shown in the Register is a place outside Australia and its external territories; or

(b) a person acting on behalf of a person referred to in paragraph (a),

unless the Company is satisfied before the Capitalisation Date that the laws of the relevant place permit the issue and allotment of Capitalisation Shares to that Noteholder either unconditionally or after compliance with conditions which the Company in its sole discretion regards as acceptable and not unduly onerous.

Interest Capitalisation means the satisfaction of the future Interest Payment by the issue of Capitalisation Shares under this Condition 3B.

Interest Payment means interest accrued and payable on a Note on an Interest Payment Date in accordance with these Conditions.

Interest Record Date means the Note Record Date to determine entitlements to receive the Interest Payment as at the relevant Interest Payment Date.

Nominee means a nominee appointed by the Company to sell the Capitalisation Shares to which Ineligible Foreign Noteholders and Affected Noteholders would otherwise have been entitled.

3B.2 Conditions to satisfaction of Interest Payment

The Company's right to satisfy Interest Payments under this Condition 3B by way of issue of Capitalisation Shares is subject to and conditional on:

(a) **Approvals**: all approvals and consents of any applicable Government Agency which the Company determines are necessary or desirable and such shareholder approvals as may be necessary to implement the capitalisation of the Interest Payment are obtained; and

(b) **Notice:** the Company announcing to ASX that it will capitalise an Interest Payment not less than 20 Business Days before the Interest Record Date for that Interest Payment.

3B.3 Satisfaction of Interest Payment

In relation to any Interest Payment for Interest Periods occurring after 1 April 2003, subject to Conditions 3B.2, 3B.5 and 3B.8, the Company may in its sole and unfettered discretion satisfy the Interest Payment by issuing to each Noteholder on the Register on the Interest Record Date the number of Capitalisation Shares determined by applying the following formula:

$$\left(\frac{[\,IA - T\,] \times NN}{IP}\right)$$

where:

IA means the Interest Payment for the relevant Interest Period in dollars calculated to four decimal places;

T means the amount to be deducted (if any) from the Interest Payment for the Noteholder by the Company in relation to the Note as required by Conditions 16 and 17.7;

NN means the total number of Notes registered in the name of the Noteholder on the Interest Record Date; and

IP means 95% of the average of the daily volume weighted average sale price of the Shares sold on ASX over the five Business Days up to the Business Day prior to the Capitalisation Date but does not include:

(i) any transaction defined in the ASX Business Rules as "special" crossings;

(ii) crossings prior to the commencement of normal trading;

(iii) crossings during the after hours adjust phase or any overseas trades; or

(iv) the exercise of options over Shares.

3B.4 Treatment of fractional entitlements

Where the calculation of the number of Capitalisation Shares to be issued to a Noteholder entitled to receive Capitalisation Shares would result in the issue of a fraction of one Capitalisation Share, the number of Capitalisation Shares to be issued to that Noteholder or the Nominee (as the case may be) is to be rounded down to the nearest whole Share.

3B.5 Ineligible Foreign Noteholders' Shares issued to the Nominee

The Company's obligation to issue the Capitalisation Shares to a Noteholder who is an Ineligible Foreign Noteholder will be satisfied by the Company issuing to the Nominee the Capitalisation Shares to which the Noteholder would have been entitled under Condition 3B.3 were they not an Ineligible Foreign Noteholder for sale under Condition 3B.9.

3B.6 Capitalisation Shares

(a) The Capitalisation Shares a Noteholder is entitled to under Condition 3B.3 will be issued to the relevant Noteholder or the Nominee (as the case may be) within five Business Days after the Capitalisation Date.

(b) The Capitalisation Shares will rank equally in all respects and form one class with the Shares already issued at the Capitalisation Date.

(c) The Company will procure the Registrar to dispatch allotment confirmation notices in relation to the issue of the Capitalisation Shares issued not later than five Business Days after the Capitalisation Date.

(d) The Company must apply promptly to ASX for quotation of the Capitalisation Shares once they have been issued.

3B.7 Effect of the Interest Capitalisation

Interest Capitalisation has the following effect:

(a) the issue of the Capitalisation Shares to which a Noteholder is entitled under Condition 3B.3 to that Noteholder or the Nominee (as the case may be) discharges absolutely and is in full and final satisfaction of all outstanding liabilities and obligations of the Company in connection with that Interest Payment that, but for the satisfaction of the Interest Payment by the issue of Capitalisation Shares under this Condition 3B, would otherwise be due under the Note to that Noteholder and shall not be construed as the Interest Payment having been applied or dealt with on behalf of a Noteholder or as a Noteholder directs; and

(b) the Noteholders and the Nominee (as the case may be) agree to become members of the Company and be bound by the constitution of the Company in relation to those Capitalisation Shares.

3B.8 Excluded Future Interest Notes

(a) **Excluded Future Interest Note criteria**

If the issue of Capitalisation Shares to a Noteholder under this Condition 3B would, or is reasonably expected to, result in a breach of section 842 of the ICTA such that the Noteholder, a person beneficially entitled to the Notes registered in the name of the Noteholder or their respective related bodies corporate would, or are reasonably expected to, cease to qualify as an "investment trust" under the ICTA (**Affected Noteholder**), the Affected Noteholder may make application to the Company to have some or all of the Affected Noteholder's Notes classified as Excluded Future Interest Notes for the purposes of the Interest Payment following the date of the application made under Condition 3B.8(b).

(b) **Application by Noteholder**

The Affected Noteholder must apply to the Company in writing after the Interest Record Date for the relevant Interest Payment but at least five Business Days prior to the relevant Capitalisation Date to have some or all of the Affected Noteholder's Notes classified as Excluded Future Interest Notes. The application must include the following:

(i) the Affected Noteholder's Note account details and, where a Noteholder holds the Notes on behalf of a third person, the names and addresses of both the nominee or trustee and the beneficial holder of the relevant Notes;

(ii) the aggregate number of Notes beneficially owned by the Affected Noteholder at the date of the application;

(iii) full details of the basis on which section 842 of the ICTA applies, or is reasonably expected to apply, to the Affected Noteholder's Notes;

(iv) either:

(A) a written advice addressed to the Company from a tax or legal adviser who is qualified to advise in relation to section 842 of the ICTA; or

(B) such other written evidence as is reasonably acceptable to the Company,

confirming that if the relevant Interest Payment of the Affected Noteholder were converted under the Interest Capitalisation for the relevant Interest Period, section 842 of the ICTA would apply, or is reasonably expected to apply,

to cause the Affected Noteholder to cease to be an "investment trust" under the ICTA; and

(v) details of the number of Notes held by the Affected Noteholder that:

(A) may participate in the Interest Capitalisation without triggering section 842 of the ICTA; and

(B) cannot participate in the Interest Capitalisation because it would, or is reasonably expected to, trigger section 842 of the ICTA.

(c) **Classification as Excluded Notes**

(i) Upon receipt of an application under Condition 3B.8(b) and subject to Condition 3B.8(c)(ii), the Company will give a notice on or before midday on the relevant Capitalisation Date to the Affected Noteholder and the Registrar identifying the number of Excluded Future Interest Notes the subject of the application and the registered holder of those Excluded Future Interest Notes. The number of Excluded Future Interest Notes notified by the Company must be no more than the lesser of:

(A) the total number of Notes held by the Affected Noteholder on the relevant Interest Record Date; and

(B) the number of Notes notified to the Company in accordance with clause 3B.8(b)(v)(B).

(ii) Upon receipt of a notice under Condition 3B.8(c)(i), the Registrar will note on the Register the number of Notes that are Excluded Future Interest Notes for the purpose of the Interest Payment following the date of the application made under Condition 3B.8(b).

(iii) The Company and its directors will, so long as they act in good faith, be under no liability whatsoever to the Affected Noteholders or to any other person and are released by the Affected Noteholders from any failure to treat any Note, or by treating any Note as an Excluded Future Interest Note.

(d) **Effect of Excluded Future Interest Notes classification**

(i) If Notes are classified as Excluded Future Interest Notes under this Condition 3B, the Company's obligation to issue Capitalisation Shares to an Affected Noteholder in relation to his or her Excluded Future Interest Notes will be satisfied by the Company issuing to the Nominee for sale under Condition 3B.9 the Capitalisation Shares to which the Affected Noteholder would have been entitled under his or her Excluded Future Interest Notes.

(ii) Classification of Notes as Excluded Future Interest Notes will only be valid for the Interest Payment following the date of the application made under Condition 3B.8(b). If a Noteholder continues to be an Affected Noteholder, the Noteholder must make a new application under Condition 3B.8(b) for each subsequent Interest Payment.

3B.9 Treatment of Shares issued to the Nominee on behalf of Ineligible Foreign Noteholders and Affected Noteholders

The Capitalisation Shares issued to the Nominee in relation to Ineligible Foreign Noteholders and Affected Noteholders will be dealt with by the Nominee as follows:

(a) as soon as reasonably practicable, the Nominee will sell all the Capitalisation Shares issued to it for the benefit of the Ineligible Foreign Noteholders and Affected Noteholders in such a manner as it considers appropriate within a period specified by the Company, which period must not exceed 90 days from the date of issue of the Capitalisation Shares;

(b) the Nominee will account to the Ineligible Foreign Noteholders or the Affected Noteholders for the net proceeds of sale (on an averaged basis so that all Ineligible Foreign Noteholders and Affected Noteholders receive the same price per Capitalisation Share to which they would otherwise have been entitled, subject to rounding to the nearest whole cent) and any income referrable to those Capitalisation Shares, after deduction of any costs of sale such as applicable brokerage, taxes and charges; and

(c) the net proceeds of sale in respect of:

(i) an Ineligible Foreign Noteholder's entitlement under this Condition 3B; and

(ii) an Affected Noteholder's entitlement in relation to the Excluded Future Interest Notes under this Condition 3B,

will be paid in Australian dollars by sending a cheque by mail to the address of the relevant Ineligible Foreign Noteholder or Affected Noteholder as shown in the Register or, at the sole election of the Nominee, into the account notified by the Ineligible Foreign Noteholders or the Affected Noteholders to the Company pursuant to Condition 17 within 20 Business Days after the sale of the last of the Capitalisation Shares issued to the Nominee under Condition 3B.5 and Condition 3B.8. Payment of the net proceeds of sale to an Ineligible Foreign Noteholder or an Affected Noteholder under paragraph (c) will be in full and final satisfaction of all outstanding obligations of the Nominee and the Company to the Ineligible Foreign Noteholder or the Affected Noteholder (as the case may be).

While the Nominee has the objective of maximising the proceeds under the sale process, the sale of the Capitalisation Shares issued to the Nominee on behalf of the Ineligible Foreign Noteholders and the Affected

Noteholders is made at their risk and neither the Company nor the Nominee guarantee that any specific price or the best possible price will be obtained.

3B.10 Paramountcy

This Condition 3B has effect notwithstanding any other provision of this Deed and any provision of this Deed which is inconsistent with this Condition 3B does not operate to the extent of any inconsistency."

5 Ancillary amendments

5.1 Date of amendments

The following amendments to the Trust Deed and Conditions will take effect immediately upon signing of this deed.

5.2 Amendments to the Conditions

The definition of "Law" in Condition 1.1 is amended by deleting "Corporations Law" and inserting "Corporations Act 2001 (Cth)".

6 Note Trustee's capacity

The Company, the Note Trustee and the Noteholders acknowledge and agree that the Note Trustee has entered into this deed and has undertaken or will undertake all covenants, terms and conditions on its part to be observed and performed in its capacity as trustee only. Any liability or right of indemnity in respect of any matter, thing, act or omission arising from this deed actual, contingent, prospective or of some other kind (in this clause called the "**liability**") on the part of the Note Trustee:

(a) is incurred in its capacity as Note Trustee only;

(b) is at all times limited to the Trust Fund in respect of which the liability arose; and

(c) does not extend beyond money received by the Note Trustee for or on behalf of the Company, the Note Trustee or the Noteholders subject always to such payments, deductions and withholdings by the Note Trustee as authorised by this deed,

except to the extent that such liability arises from the Note Trustee's fraud, gross negligence or wilful default.

7 General

7.1 Affirmation

To the extent that the provisions of the Trust Deed (including the Conditions) have not been amended under clauses 2, 3, 4 and 5 of this amending deed, they are affirmed.

7.2 Parties and Noteholders bound

The Company, the Note Trustee, the Registrar, the Group Company and the Noteholders are bound by the terms of the Trust Deed as amended by this deed.

7.3 Notices

Clause 21 of the Trust Deed applies to this amending deed in relation to the giving and receiving of notices.

7.4 Governing law

This amending deed is governed by the law in force in New South Wales.

7.5 Counterparts

(a) This deed may be executed in any number of counterparts.

(b) All counterparts, taken together, constitute one instrument.

(c) A party may execute this deed by signing any counterpart.

Schedule 1 – Conditions for Excluded Notes

*The Excluded Notes are constituted by the note trust deed for convertible notes (**Deed**) dated 21 February 2000 between ERG Limited (ACN 009 112 725) (**Company**), Perpetual Trustee Company Limited (ACN 000 00 007) (**Note Trustee**), Computershare Investor Services Pty Limited (ACN 078 279 277) (**Registrar**) and ERG Management Services Limited (ACN 009 057 185) (**Group Company**) as amended by a deed dated **[insert date]** 2003.*

The Excluded Notes are Notes (governed by the Conditions in schedule 1 of the Deed) which have been classified as Excluded Notes under Condition 20.6 of the Conditions. Under Condition 20.6, Notes which are classified as Excluded Notes continue on the terms set out in this schedule 8.

The following are the terms and conditions of the Excluded Notes which will be applicable to each Excluded Note from the Conversion Date for the Listed Note Conversion under Condition 20.

*Statements in these terms and conditions (**Excluded Note Condition**) are subject to the detailed provisions of the Deed (except the Conditions in schedule 1 other than the definitions in Condition 1.1 and as expressly stated in these Excluded Note Conditions).*

*The registered owners of the Excluded Notes (**Excluded Noteholders**) are entitled to the benefit of, are bound by and are deemed to have notice of, all the provisions contained in the Deed (including without limitation these Excluded Note Conditions).*

Copies of the Deed are (or will be) available for inspection during normal business hours at the principal office of the Note Trustee and the Company.

1 Interpretation

Definitions

1.1 Words and expressions defined in the Deed or the Conditions have the same meaning in these Excluded Note Conditions unless the context otherwise requires or there is an alternative definition provided for those words or expressions in this Excluded Note Condition 1.1. In addition, the following words have these meanings in these Excluded Note Conditions unless the context otherwise requires.

Conversion Notice means a notice in or substantially in the form of schedule 7 of the Deed or in such other form as the Company determines from time to time with the approval of the Registrar (if any) which approval will not be unreasonably withheld or delayed.

Convert means the cancellation of an Excluded Note in consideration for the issue of Shares in accordance with these Excluded Note Conditions, and **Conversion** will be construed accordingly.

Deed means the deed (as amended) entitled "Note Trust Deed for Convertible Notes" made between the Company, the Note Trustee, the Registrar and the Group Company to which these Excluded Note Conditions form schedule 8.

Excluded Note means an Australian dollar senior subordinated convertible note issued by the Company under the Deed, the details of which are recorded in and evidenced by inscription in the Register which has been classified as an "Excluded Note" under Condition 20.6 of schedule 1 and which is governed by these Excluded Note Conditions.

Excluded Note Conversion Ratio means 90 Shares for every Excluded Note, subject to any adjustments under Excluded Note Condition 9.

Excluded Noteholder means a person whose name is inscribed in the Register from time to time as the owner of an Excluded Note, or where the Excluded Note is owned jointly by more than one person, the persons whose names appear in the Register as the joint owners of that Excluded Note.

Excluded Noteholder's Debt means, at any time, in relation to an Excluded Note all moneys which the Company is then liable to pay or repay (whether that liability is present or future, actual or contingent) to the Excluded Noteholder under or in respect of that Excluded Note (if any).

Extraordinary Resolution of Excluded Noteholders means:

(a) a resolution adopted at a meeting of Excluded Noteholders (held in accordance with the Meeting Provisions) by not less than 66 2/3% of the votes cast in respect of that resolution; or

(b) solution made in writing by Excluded Noteholders under paragraph 24(b) of the Meeting Provisions.

Insolvent means, in respect of a person, that

(a) it is under administration (as defined in the Law); or

(b) it is in receivership, in receivership and management, in liquidation, in provisional liquidation or wound up.

Law means the Corporations Act 2001 (Cth).

Listed Note Conversion has the meaning given to that term in Condition 20.1.

Meeting Provisions mean the provisions for the Noteholder meetings which apply equally to Excluded Noteholders and are set out in schedule 2 to the Deed.

Maturity Date of the Excluded Notes means 1 October 2005.

Excluded Note Debt means the aggregate of the Excluded Noteholder's Debt in respect of each Excluded Note.

Note Trustee Debt means all money which the Company is liable to pay or repay (whether that liability is present or future, actual or contingent) to the Note Trustee (whether in its own capacity or as Note Trustee) under the Deed or otherwise in respect of an Excluded Note or on account of an Excluded Noteholder.

Ordinary Creditors means all the Company's present and future creditors (excluding Excluded Noteholders in respect of the Excluded Note Debt) whose claims would be entitled to be admitted on it becoming Insolvent.

Ordinary Resolution of Excluded Noteholders means:

(a) solution adopted at a meeting of Excluded Noteholders (held in accordance with the Meeting Provisions) by more than 50% of the votes cast in respect of that resolution; or

(b) solution made in writing by Excluded Noteholders under paragraph 24(a) of the Meeting Provisions.

Preference Share means a share issued by the Company which ranks ahead of Shares for dividend payments and return of capital in a winding up.

Register means a register of Excluded Noteholders maintained by the Registrar pursuant to clause 5.1 of the Deed or, if the Excluded Notes cease to be listed on ASX, by the Company.

Share means a fully paid ordinary share in the capital of the Company.

Interpretation

1.2 In these Excluded Note Conditions unless the contrary intention appears:

(a) a reference to these Excluded Note Conditions or another instrument includes any variation or replacement of any of them;

(b) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(c) the singular includes the plural and vice versa;

(d) the word "person" includes a firm, a body corporate, an unincorporated association or an authority;

(e) a reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(f) an agreement, representation or warranty in favour of two or more persons is for the benefit of them jointly and severally;

(g) a reference to an accounting term is to be interpreted in accordance with accounting standards under the Law and, if not inconsistent with those accounting standards, generally accepted principles and practices in Australia consistently applied by a body corporate or as between bodies corporate and over time;

(h) a reference to any thing (including, without limitation, any amount) is a reference to the whole and each part of it and a reference to a group of persons is a reference to all of them collectively, to any two or more of them collectively and to each of them individually;

(i) a reference to "dollars", "$", "$A", or "A$" is a reference to the lawful currency of Australia;

(j) a reference to a time of day is a reference to that time in Sydney;

(k) a reference to registration or recording includes inscription, and register and record have a corresponding meaning;

(l) a reference to transfer includes transmission; and

(m) an Excluded Note is to be regarded as remaining outstanding unless:

  (i) it has been converted in accordance with these Excluded Note Conditions; or

  (ii) claims in respect of it have become void in accordance with Excluded Note Condition 19.

Headings

1.3 Headings are for reference only and do not form part of these Excluded Note Conditions.

Listing Rules

1.4 If there is any inconsistency between the terms of these Excluded Note Conditions and the Listing Rules, the Listing Rules, to the extent of such inconsistency, shall apply.

References to Trustee

1.5 In these Excluded Note Conditions, except where expressly provided to the contrary:

(a) a reference to the Note Trustee is a reference to the Note Trustee in its capacity as trustee of the Trust only, and in no other capacity;

(b) a reference to the undertaking, assets, business, money or any other thing of or in relation to the Note Trustee is a reference to such undertaking, assets, business, money or other thing of or in relation to the Note Trustee only in its capacity as trustee of the Trust, and in no other capacity; and

(c) in the definition of "Insolvent", to the extent that the definition applies to the Note Trustee, references are to the Note Trustee in its capacity as trustee of the Trust or personally, but not the Note Trustee in its capacity as trustee of any other trust.

2 General terms of Excluded Notes

Conversion and transfer

2.1 Each of the Excluded Notes will:

(a) be convertible in the manner and at the times provided by Excluded Note Condition 4 and, subject to Excluded Note Condition 6 below, into the number of Shares determined in accordance with Excluded Note Condition 5.5; and

(b) subject to Excluded Note Conditions 11.2 and 15.2, not be capable of being transferred.

Constitution under Deed

2.2 The Excluded Notes are debt obligations of the Company owing under the Deed and take the form of entries in the Register. Each entry in the Register constitutes a separate and individual acknowledgment of the indebtedness of the Company.

Independent obligations

2.3 The obligations of the Company in respect of each Excluded Note constitute separate and independent obligations which the Excluded Noteholder to whom those obligations are owed is entitled to enforce (subject to Excluded Note Condition 13) without having to join any other Excluded Noteholder or any predecessor in title of an Excluded Noteholder.

Status

2.4 The Excluded Notes constitute direct, unsecured and subordinated obligations of the Company and rank:

(a) pari passu without any preference among themselves; and

(b) behind all claims of any Ordinary Creditors and the holders of Preference Shares.

Ranking

2.5 The ranking of the Excluded Notes is not affected by the date of registration of the name of any Excluded Noteholder in the Register.

Right to participate on winding up

2.6 Each Excluded Noteholder will have the right to receive an amount on a winding up of the Company equal to the amount the Excluded Noteholder would have received if the Excluded Notes held by the Excluded Noteholder had been converted to Shares in accordance with the Listed Note Conversion.

Restriction on participation on Insolvency

2.7 The Note Trustee on behalf of the Excluded Noteholders and each Excluded Noteholder must not prove or claim in competition with the Ordinary Creditors or holders of Preference Shares so as to diminish any distribution, dividend or payment which, but for such proof, the Ordinary Creditors or holders of Preference Shares would have been entitled to receive.

Each Excluded Noteholder must not exercise any voting rights (as an unsecured creditor) in respect of proceedings conducted following the Company becoming Insolvent so as to defeat the subordination in Excluded Note Condition 2.4. The Note Trustee will hold any Excluded Note Debt received by it in breach of these Excluded Note Conditions on trust for the Ordinary Creditors and the holders of Preference Shares.

Declaration of trust

2.8 The Company declares that it holds the benefit of Excluded Note Conditions 2.4 to 2.7 inclusive on trust for Ordinary Creditors and holders of Preference Shares from time to time.

Perpetuity period

2.9 The perpetuity period for the trust in Excluded Note Condition 2.8 is 80 years less one day.

Take no insolvency proceedings

2.10 Unless both the Ordinary Creditors and the rights of holders of Preference Shares to repayment of capital have been satisfied in full, neither the Note Trustee nor any Excluded Noteholder may:

(a) apply to wind-up or dissolve or take any proceedings for the winding-up or dissolution of the Company;

(b) apply to have a Receiver appointed by any court or take any proceedings for the appointment of a Receiver by a court to any of the assets of the Company;

(c) appoint, agree to appoint or take any proceedings for the appointment of any administrator to the Company; or

(d) issue any demand under section 459E(1) of the Law (or any analogous provision under any other law) against the Company,

in respect of the Excluded Note Debt.

Take no proceedings following insolvency

2.11 Unless both the Ordinary Creditors and the rights of holders of Preference Shares to repayment of capital have been satisfied in full, neither the Note Trustee nor any Excluded Noteholder may:

(a) apply for a judgment or take any proceedings for the obtaining of a judgment for any payment, money or damages by the Company;

(b) levy or enforce any distress or other execution or take any proceedings for the levying of or enforcing of any distress or other execution upon or against any property of the Company; or

(c) exercise or seek to exercise or take any proceedings for the exercise of any right of set-off or counter-claim against the Company,

in respect of the Excluded Note Debt.

Waiver of rights

2.12 The Note Trustee and each Excluded Noteholder are taken to have waived their rights in respect of the applications and proceedings referred to in Excluded Note Conditions 2.10 and 2.11.

No certificate

2.13 Except as permitted under clause 5.4 of the Deed, no certificate or other evidence of title shall be issued by or on behalf of the Company to evidence title to an Excluded Note unless the Company determines that certificates should be made available or that it is required to do so pursuant to any applicable law or regulation.

Form of Excluded Notes

2.14 Each Excluded Note is issued in registered form.

Registered owners

2.15 (a) The person whose name is inscribed in the Register as the registered owner of any Excluded Note from time to time will be treated by the Company, the Note

Trustee and the Registrar as the absolute owner of such Excluded Note for all purposes, whether or not any payment in relation to such Excluded Note is overdue and regardless of any notice of ownership, trust or any other interest inscribed in the Register. Two or more persons registered as Excluded Noteholders are taken to be joint holders with right of survivorship between them.

(b) No person who has previously been registered as the owner of an Excluded Note has or is entitled to assert against the Company, the Registrar, the Note Trustee or the registered owner of that Excluded Note for the time being and from time to time any rights, benefits or entitlements in respect of that Excluded Note.

Inscription conclusive

2.16 Each inscription in the Register in respect of an Excluded Note constitutes:

(a) sufficient and conclusive evidence to all persons and for all purposes that the person whose name is so inscribed is the registered owner of the Excluded Note to which the inscription relates;

(b) for the benefit of the person whose name is so inscribed, a separate and individual acknowledgment by the Company of the vesting in such person of all rights vested in an Excluded Noteholder by the Deed; and

(c) an unconditional and irrevocable undertaking and promise by the Company to the person whose name is so inscribed that, for value received, the Company will make all payments due in respect of the Excluded Note in accordance with these Excluded Note Conditions.

Manifest errors

2.17 The making of, or the giving effect to of, a manifest error in an inscription into the Register will not avoid the constitution, issue or transfer of an Excluded Note.

Enforcement subject to deed

2.18 Notwithstanding any other provision of this Excluded Note Condition 2, the right of an Excluded Noteholder to enforce these Excluded Note Conditions is subject to the terms and conditions of the Deed (including Excluded Note Condition 13).

3 Payment of interest

The Excluded Notes do not accrue interest and Excluded Noteholders do not have any right to claim interest on the Excluded Notes in respect of any period after 1 April 2003.

4 Rights of Conversion

Conversion procedure

4.1 Subject to Excluded Note Condition 6, Excluded Notes are convertible at any time into the number of Shares determined in accordance with Excluded Note Condition 5.5 by an Excluded Noteholder delivering to the Company:

(a) a Conversion Notice requiring the Company to Convert the Excluded Notes specified in that notice; and

(b) the Note Extract in respect of or including reference to the Excluded Notes to be Converted.

Minimum conversion

4.2 The Excluded Noteholder must Convert the lesser of the Excluded Noteholder's holding of Excluded Notes and 1,000 Excluded Notes or, if a larger number, the Excluded Noteholder's holding of Excluded Notes or an integral multiple of 100 Excluded Notes.

Final date for conversion

4.3 (a) The Excluded Noteholder must Convert all of the Excluded Noteholder's Excluded Notes on or before the Maturity Date.

(b) Any Excluded Notes not converted on or before the Maturity Date by the Excluded Noteholder will automatically be converted into Shares by the Company on the Business Day after the Maturity Date and the resulting Shares will be issued to a nominee appointed by the Company in full and final satisfaction of the outstanding obligations due by the Company to that Excluded Noteholder under each Excluded Note. The Shares issued to the nominee will be dealt with by the nominee as follows:

(i) as soon as reasonably practicable, the nominee will sell all the Shares issued to it for the benefit of the Excluded Noteholders under this Excluded Note Condition 4.3 in such a manner as it considers appropriate but in any event within 90 days of the Maturity Date;

(ii) the nominee will account to the Excluded Noteholder for the net proceeds of sale (on an averaged basis so that all Excluded Noteholders receive the same price per Share, subject to rounding to the nearest whole cent) and any income referrable to those Shares, after deduction of any costs of sale such as applicable brokerage, taxes and charges and any amounts due to the Company or the Note Trustee under Excluded Note Condition 16.1;

(iii) the net proceeds of sale in respect of the Excluded Noteholder's entitlement to Shares issued to the nominee under this Excluded Note Condition 4.3 calculated in accordance with paragraph (ii) above will be paid in Australian dollars by sending a cheque by mail to the Excluded Noteholder's address as shown in the Register or, at the sole election of the nominee, into the account notified by the Excluded Noteholder in writing to the Company within 20 Business Days after the sale of the last of the Excluded Noteholders' entitlement to Shares; and

(iv) payment of the net proceeds of sale to an Excluded Noteholder under paragraph (iii) above will be in full and final satisfaction of all outstanding obligations of the Nominee and the Company to the Excluded Noteholder.

While the nominee has the objective of maximising the proceeds under the sale process, the sale of the Shares issued to the nominee on behalf of the Excluded Noteholder is made at the Excluded Noteholder's risk and neither the Company nor the nominee guarantee that any specific price or the best possible price will be obtained.

The Company will give each Excluded Noteholder ten Business Days notice of the Maturity Date and advise the Excluded Noteholders that any Excluded Notes not converted on or before the Maturity Date will be issued to a nominee in Australia who will arrange for the sale of the Shares to which the Excluded Noteholder would otherwise have been entitled on conversion of the Excluded

Noteholder's Excluded Notes and for the proceeds to be sent to the Excluded Noteholder.

5 Allotment of Shares on Conversion

Notices irrevocable

5.1 A Conversion Notice given under Excluded Note Condition 4.1(a) is irrevocable unless the Company otherwise determines.

Time for allotment

5.2 The Shares to which a holder of Excluded Notes is entitled in the case of Conversion of Excluded Notes under Excluded Note Condition 4 must be allotted within 15 Business Days of the earlier of receipt of the Conversion Notice or the Maturity Date and any such allotment will have effect and be deemed to have been made on the date of issue of the Shares.

Rights of new Shares

5.3 Shares allotted on Conversion of Excluded Notes under Excluded Note Condition 4 will be fully paid and will participate in full for all Dividends and rights from the date of issue.

Ranking of new Shares

5.4 Shares allotted on Conversion of Excluded Notes will be fully paid and will rank equally in all respects and form one class with the Shares already on issue from the date of issue.

Number of Shares

5.5 The number of Shares to be issued to an Excluded Noteholder upon Conversion of Excluded Notes is determined by multiplying the number of Excluded Notes the subject of the Conversion Notice by the Excluded Note Conversion Ratio (subject to any appropriate adjustment in accordance with Excluded Note Condition 9).

Fractions

5.6 Where any calculation or adjustment under these Excluded Note Conditions produces a fraction of a Share, the fraction must be eliminated by rounding down to the nearest whole number.

Bound by constitution

5.7 (a) Upon delivery of a Conversion Notice under Excluded Note Condition 4.1, an Excluded Noteholder is deemed to have agreed to become a member of the Company and to be bound by the Company's constitution.

(b) Upon Conversion of Excluded Notes under Excluded Note Condition 4.3(b), the nominee is deemed to have agreed to become a member of the Company and to be bound by the Company's constitution.

6 Conversion to Voting Shares Precluded

Breaches of law

6.1 Notwithstanding any other term of the Deed or these Excluded Note Conditions, an Excluded Noteholder is not entitled to Convert (and the Company is entitled to refuse to Convert) such number of Excluded Notes that would result in:

(a) a person acquiring Voting Shares in the Company in breach of section 606 of the Law (or any equivalent provision);

(b) a **foreign person** (within the meaning given to that expression in the Foreign Acquisitions and Takeovers Act 1975 (Cth)) acquiring more than 15% (in the case of a single foreign holding) or 40% (in the case of aggregate foreign holdings) of the Voting Shares in the Company in breach of the Foreign Acquisitions and Takeovers Act 1975 (Cth); or

(c) a person acquiring Shares where a notification being required to be sent to, or consent is required under, any legislation by which the Company and its Related Bodies Corporate are bound.

Statutory declaration

6.2 The Company may in its discretion require an Excluded Noteholder to provide a statutory declaration confirming that the circumstances referred to in Excluded Note Condition 6.1 do not exist in respect of any Conversion by that Excluded Noteholder under Excluded Note Condition 4.1.

7 Non-participation in issues and no voting rights

No participation

7.1 The Excluded Notes carry no right to participate in any offering of Marketable Securities by the Company other than under Excluded Note Condition 9.2 once the Excluded Notes have been Converted. The Company reserves the right at all times to issue Marketable Securities to shareholders or to any other persons, whether for cash, as a bonus distribution or any other way.

Voting rights

7.2 Excluded Noteholders will not have any right to vote at general meetings of the Company.

8 Conversion Events

[Condition deleted]

9 Adjustments

Adjustments to be effected

9.1 The announcement by the Company that it proposes:

(a) to issue Bonus Shares; or

(b) to effect a consolidation or subdivision of the capital of the Company,

will result in application of the following applicable paragraphs of this Excluded Note Condition 9.

Bonus issues

9.2 If, whilst any Excluded Note remains capable of being Converted, the Company makes any issue of Bonus Shares, the number of Shares to be issued on any subsequent Conversion of Excluded Notes shall be increased so that, upon Conversion of the Excluded Notes, the Excluded Noteholder will be entitled, without any change to the Excluded Note Conversion Ratio, to receive additional Shares equal to the number of

Bonus Shares that would have been issued as if the Excluded Notes had been Converted on the day prior to the record date of the Bonus Shares issue.

Capital reconstructions

9.3 If, whilst any Excluded Note remains capable of being Converted, there is a reconstruction, consolidation or sub-division of the capital of the Company, the Shares to be issued on any subsequent Conversion of Excluded Notes shall, subject to and in accordance with the Listing Rules, be reconstructed, consolidated or subdivided on the same basis so that Excluded Noteholders are treated in the same manner as holders of Shares.

Cumulation of adjustments

9.4 The effect of successive applications of Excluded Note Conditions 9.2 and 9.3 shall be cumulative.

Auditor's certificate

9.5 If any doubt arises in relation to the adjustments required by Excluded Note Conditions 9.2 and 9.3, the Company must, at its own expense and acting reasonably, request the Auditors to determine as soon as practicable what adjustment (if any) to the Excluded Note Conversion Ratio is fair and reasonable and the date on which such adjustment (if any) shall be made. Subject to the Law, the Listing Rules and the SCH Business Rules, a certificate of the Company on advice of the Auditor as to the required adjustment shall be conclusive and binding on all concerned.

10 Non-Resident Excluded Noteholders

Where Excluded Notes are held by or on behalf of a person resident outside Australia, then, despite anything to the contrary contained in or implied by these Excluded Note Conditions, it is a condition precedent to any right of the Excluded Noteholder to obtain Shares on Conversion of any of those Excluded Notes that all necessary Authorisations (if any) and any statutory requirements which may then be in existence are, at the cost of the Excluded Noteholder, first obtained and/or satisfied (as the case may be).

11 Redemption, purchase and cancellation

Redemption

11.1 (a) Subject to paragraph (b), the Excluded Notes are not capable of being redeemed by the Company.

(b) An Excluded Noteholder has no right in any circumstances other than on a winding up of the Company to require the Company to redeem any Excluded Notes. In those circumstances, the redemption value of each Excluded Note will be equal to the amount determined under Excluded Note Condition 2.6.

Purchase of Excluded Notes

11.2 Notwithstanding Excluded Note Conditions 2.1, 11.1 and 15.2, the Company may at any time purchase Excluded Notes in the open market, by tender to all or some only of the Excluded Noteholders or by private agreement. Excluded Notes purchased by or for the account of the Company must be cancelled and may not be re-sold.

Cancellation

11.3 All Excluded Notes which are Converted must be cancelled forthwith and may not be reissued or resold and all liabilities and obligations of the Company in connection with those Excluded Notes so cancelled are discharged.

12 Covenants of the Company

(a) Subject to paragraph (b), the Company must not pay any dividend or make any other payment or distribution (other than a distribution in a winding up of the Company) to the holders of Shares while there are Excluded Notes on issue.

(b) For the avoidance of doubt, the Company's capacity to pay dividends on the Preference Shares will not be affected by paragraph (a).

13 No individual enforcement

13.1 (a) All rights under the Excluded Notes and the Deed may only be enforced by the Note Trustee.

(b) The Excluded Noteholders hold all rights through the Trust and do not have any direct rights to enforcement against the Company in respect of the Excluded Notes.

13.2 Any judgment or amount obtained by or on behalf of Excluded Noteholders in respect of any payment obligations of the Company under these Excluded Note Conditions as a result of such proceedings must be entered or held in the name of the Note Trustee and shall be held by or on behalf of the Note Trustee under and for application in accordance with the terms of the Deed and these Excluded Note Conditions.

14 Joint Excluded Noteholders

If several persons are entered in the Register as joint Excluded Noteholders in respect of an Excluded Note the receipt by any one of such persons for the payment or satisfaction of any principal from time to time payable or repayable to the joint Excluded Noteholders, whether in cash or Shares, will be as effective a discharge to the Company as if the person accepting the payment or Shares were a sole Excluded Noteholder in respect of that Excluded Note.

15 Transfer of Excluded Notes

Listing

15.1 The Excluded Notes will not be listed on any market.

No transfer

15.2 The Excluded Notes will not be capable of being transferred other than by way of transmission upon the death of an Excluded Noteholder.

Registration

15.3 A transferor of Excluded Notes remains the holder of the Excluded Notes transferred until the transfer (by transmission) is registered and the name of the transferee entered in the Register in respect of the Excluded Notes.

Retention of records

15.4 All instruments of transfer which are registered and Note Extracts (if any) surrendered to the Registrar will remain the property of the Company and will be retained by the Registrar for a period of three years or such minimum period or in such alternative form as may be permitted by law after receipt. However, any instrument of transfer which the Registrar or the Company declines to register will (except in the case of fraud or suspected fraud) be returned on demand to the person depositing the instrument.

16 Indemnity to the Company

Indemnity for payments to Government Agency

16.1 Whenever in consequence of:

(a) the death of an Excluded Noteholder;

(b) the non-payment of any income Tax or other Tax payable by an Excluded Noteholder;

(c) the non-payment of any stamp or other duty by the legal personal representatives of an Excluded Noteholder or his estate;

(d) any other act or thing in relation to an Excluded Note or an Excluded Noteholder,

any applicable law for the time being of Australia or any other country or place imposes or purports to impose any liability of any nature whatever on the Company or the Note Trustee to make any payments to any Government Agency or to any person, the Company or the Note Trustee (as the case may be) will in respect of that liability be indemnified by that Excluded Noteholder. The obligation of an Excluded Noteholder to indemnify the Company or the Note Trustee (as the case may be) under this Excluded Note Condition 16.1 is personal to that Excluded Noteholder and does not attach to the Excluded Note so as to bind subsequent holders of Excluded Notes. Any moneys paid by the Company or the Excluded Note Trustee in respect of that liability may be recovered from that Excluded Noteholder as a debt due to the Company or the Note Trustee or the Company or the Note Trustee may retain an amount equal to such monies from amounts otherwise payable to the Excluded Noteholder pursuant to these Excluded Note Conditions.

Other rights not affected

16.2 Nothing in this Excluded Note Condition 16 will prejudice or affect any right or remedy which any such law may confer or purport to confer on the Company.

17 Closure of Register

Subject to the Law, the Listing Rules and the SCH Business Rules, the Company may from time to time close the Register for any period or periods not exceeding in total 30 days in any calendar year.

18 Notices

To the Excluded Noteholders

18.1 All notices to the Excluded Noteholders with respect to the Excluded Notes are valid if:

(a) despatched by prepaid ordinary post (airmail if posted to or from a place outside Australia) to the Excluded Noteholders at their registered addresses (or, in the case of joint holders, to the address recorded in the Register in accordance with clause 5.3 of the Deed); or

(b) except in the case of Excluded Noteholders outside Australia, published in a daily newspaper of general circulation in Australia, being The Australian or The Australian Financial Review if practicable or as otherwise determined by the Company.

A notice given in the manner specified in Excluded Note Condition 18.1(a) is taken to be received on the third day after posting and a notice given in the manner specified in Excluded Note Condition 18.1(b) is taken to be received on the date of first publication.

Change of address

18.2 An Excluded Noteholder must promptly notify any change of address to the Registrar.

Notices to Company, Registrar and Note Trustee

18.3 All notices to the Company, the Registrar or the Note Trustee are valid if sent to their respective addresses referred to in or notified in accordance with clause 21 of the Deed.

19 Time limit for claims

A claim against the Company for a payment under an Excluded Note is void unless made within five years of the due date for that payment or the date, if later, on which that payment is fully provided for by the Company making such payment to the Registrar.

Executed as a deed:

Signed sealed and delivered for
ERG Limited
by its attorney in the
presence of:

Witness	Attorney
Name (please print)	Name (please print)

Signed sealed and delivered for
Perpetual Trustee Company Limited
by its attorney in the
presence of:

Witness	Attorney
Name (please print)	Name (please print)

The common seal of
Computershare Investor Services Pty Limited
is fixed to this document
in the presence of:

Secretary/Director	Director
Name (please print)	Name (please print)

Signed sealed and delivered for
ERG Management Services Limited
by its attorney in the
presence of:

Witness	Attorney
Name (please print)	Name (please print)